Filed Pursuant to Rule 424(b)(3)
Registration No. 333-239215

DELMAR PHARMACEUTICALS, INC.

12707 High Bluff Drive, Suite 200

San Diego, CA 92130

To the Stockholders of DelMar Pharmaceuticals, Inc. and Adgero Biopharmaceuticals Holdings, Inc.,

On behalf of the board of directors of DelMar Pharmaceuticals, Inc. (“DelMar”), we are pleased to enclose the proxy statement/prospectus/information statement for the proposed acquisition of Adgero Biopharmaceuticals Holdings, Inc. by DelMar and the related facilitating transactions.

As previously announced, DelMar, Adgero Acquisition Corp., a wholly-owned subsidiary of DelMar incorporated in the State of Delaware (“Merger Sub”), and Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”), have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into Adgero, with Adgero surviving the merger and becoming a wholly-owned direct subsidiary of DelMar (the “Merger”). Following the Merger, if approved by the stockholders, DelMar will be renamed “Kintara Therapeutics, Inc.” and is sometimes referred to herein as the “combined company.” The Merger will result in a publicly-traded oncology-focused company with two late-stage therapeutics for multiple oncology indications with unmet medical needs. At the closing of the Merger, each outstanding share of Adgero common stock will be cancelled and automatically converted into shares of common stock of DelMar based on the exchange ratio described in this proxy statement/prospectus/information statement. See the section entitled “The Merger Agreement” on page 122 of the attached proxy statement/prospectus/information statement for further information on the consideration being paid to the stockholders of Adgero.

DelMar’s common stock is currently listed on the Nasdaq Capital Market, under the symbol “DMPI.” DelMar has applied to list the shares of common stock of the combined company on the Nasdaq Capital Market under the symbol “KTRA” upon the closing of the Merger.

DelMar is holding a special meeting of its stockholders in order to obtain the stockholder approvals necessary to complete the Merger and other matters. Due to concerns regarding the COVID-19 outbreak and to assist in protecting the health and well-being of our stockholders and employees, the special meeting will be held via the internet at www.viewproxy.com/delmarpharma/SM/2020 on August 14, 2020, at 12 p.m., Eastern time, unless postponed or adjourned to a later date. At the DelMar special meeting of stockholders, DelMar will ask its stockholders to, among other things, approve the issuance of shares of DelMar common stock as consideration in the Merger and in connection with the financing transaction for the Merger described herein and to approve an amendment to DelMar Articles of Incorporation effecting a reverse stock split of DelMar common stock at a ratio in the range from 2-for-1 to 10-for-1, with such specific ratio to be determined solely by the DelMar board of directors following the special meeting and effecting a name change for the combined company to Kintara Therapeutics, Inc., each as described in this proxy statement/prospectus/information statement.

The consummation of the Merger is also conditioned on, among other things, the approval of the Merger by Adgero stockholders. No meeting of Adgero stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held. Instead, all Adgero stockholders will have the opportunity to vote to adopt the Merger Agreement and approve the merger and related transactions by signing and returning to Adgero a written consent following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the Securities and Exchange Commission. Adgero will distribute a separate packet of information, including this proxy statement/prospectus/information statement, to its shareholders in connection with such written consent. Adgero stockholders, including those who are parties to support agreements, are requested to execute written consents providing such approvals. As described in this proxy statement/prospectus/information statement certain stockholders of DelMar are parties to a support agreement with Adgero whereby such stockholders agreed to vote all of their shares of common stock or Series B Preferred Stock of DelMar in favor of approving the proposals described in this proxy statement/prospectus/information statement.

After careful consideration, the DelMar and Adgero boards of directors have unanimously approved the Merger Agreement and the related transactions and the board of directors of DelMar has approved the other proposals described in this proxy statement/prospectus/information statement, and determined that it is advisable to consummate the Merger. The board of directors of DelMar recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus/information statement and the Adgero board of directors unanimously recommends that its stockholders sign and return to Adgero the written consent indicating their adoption of the Merger Agreement and approval of the Merger and related transactions.

More information about DelMar, Adgero and the proposed merger and related transactions is contained in this proxy statement/prospectus/information statement. We urge you to read the accompanying proxy statement/prospectus/information statement, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 22 OF THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.

On behalf of our boards of directors, we thank you for your support and look forward to the successful completion of the Merger.

Sincerely,	Sincerely,

/s/ Saiid Zarrabian Saiid Zarrabian President and Chief Executive Officer	/s/ John Liatos John Liatos Interim Chief Executive Officer and Chief Financial Officer

DelMar Pharmaceuticals, Inc.	Adgero Biopharmaceuticals Holdings, Inc.

This proxy statement/prospectus/information statement is dated July 2, 2020 and is first being mailed to the stockholders of DelMar and stockholders of Adgero on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OR ANY OF THE SECURITIES TO BE ISSUED IN THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

DELMAR PHARMACEUTICALS, INC.

12707 High Bluff Drive, Suite 200

San Diego, CA 92130

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 14, 2020

To the Stockholders of DelMar Pharmaceuticals, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting”) of DelMar Pharmaceuticals, Inc., a Nevada corporation (“DelMar,” “we,” “our” or “us”), will be held on August 14, 2020, at 12 p.m., Eastern time. Due to concerns regarding the COVID-19 outbreak and to assist in protecting the health and well-being of our shareholders and employees, the special meeting will be held via the internet. Stockholders will be able to listen, vote and ask questions regardless of location via the internet at www.viewproxy.com/delmarpharma/SM/2020 by using the virtual control number assigned to you during registration. You will not be able to attend the special meeting in person. Only stockholders who hold shares of DelMar common stock, $0.001 par value per share (“DelMar Common Stock”) or Series B Preferred Stock of DelMar, $0.001 par value per share (“Series B Preferred Stock”), at the close of business on June 22, 2020, the record date for the special meeting, are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

The special meeting is being held for the following purposes:

1.

The “Nasdaq Proposal”— to approve, pursuant to the rules of the Nasdaq Stock Market as described herein, the issuance of (i) shares of DelMar Common Stock issuable to holders of outstanding Adgero Common Stock, pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 9, 2020 (as may be amended from time to time, the “Merger Agreement”), by and among DelMar, Adgero Biopharmaceuticals Holdings, Inc. (“Adgero”) and Adgero Acquisition Corp. (“Merger Sub”), pursuant to which Merger Sub will merge with and into Adgero, with Adgero surviving as a wholly-owned subsidiary of DelMar (the “Merger”), (ii) shares of DelMar Common Stock underlying warrants to purchase DelMar Common Stock that will be issued in exchange for currently outstanding warrants to purchase Adgero Common Stock, pursuant to the terms of the Merger Agreement, (iii) shares of DelMar Common Stock issuable upon conversion of shares of Series C Convertible Preferred Stock of DelMar to be issued to investors in a private placement, which shares of preferred stock will be convertible into shares of DelMar Common Stock, (iv) any shares of DelMar Common Stock issuable as dividends on the Series C Convertible Preferred Stock, (v) shares of DelMar Common Stock issuable to SternAegis Ventures (or its designees) in consideration of advisory services rendered in connection with the Merger and (vi) shares of DelMar Common Stock underlying warrants to purchase Series C Convertible Preferred Stock issued to the placement agent in connection with the private placement (all as described in more detail herein);

2.

The “Reverse Stock Split Proposal”—to approve, pursuant to Nevada Revised Statutes (“NRS”) 78.2055, a reverse stock split of only the outstanding shares of DelMar Common Stock and other outstanding securities of DelMar (with no change to the authorized capital stock of DelMar) at a ratio in the range of 2-for-1 to 10-for-1, with such ratio to be determined in the discretion of DelMar’s board of directors and with such reverse stock split to be effected at such time and date as determined by DelMar’s board of directors in its sole discretion;

3.	The “Name Change Proposal”—to approve an amendment to DelMar’s Articles of Incorporation, as amended, to change DelMar’s corporate name to Kintara Therapeutics, Inc.;

4.	The “Plan Amendment Proposal”—to approve an amendment to DelMar’s 2017 Omnibus Equity Incentive Plan to increase the number of shares of DelMar Common Stock authorized for issuance to 6,700,000; and

5.

The “Adjournment Proposal”—to approve the adjournment of the special meeting to a later date or time, if necessary, to solicit additional proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Nasdaq Proposal.

After careful consideration, DelMar’s board of directors has unanimously determined that the forms, terms and provisions of the Merger Agreement, including the Merger, are advisable and in the best interests of DelMar and its stockholders, and unanimously recommends you vote “FOR” Proposals 1 through 4, as well as the Adjournment Proposal.

DelMar will transact no other business at the special meeting, except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus/information statement of which this notice is a part for further information with respect to the business to be transacted at the special meeting.

The approval of the Nasdaq Proposal, the Plan Amendment Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the special meeting. The approval of the Reverse Stock Split Proposal and the Name Change Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock that are entitled to vote, voting together as a single class.

Completion of the Merger is conditioned upon, among other things, approval of the Nasdaq Proposal. Further, the consummation of the Merger is conditioned on, among other things, the approval of the Merger by the Adgero stockholders.

Your attention is directed to the proxy statement/prospectus/information statement accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Merger and related transactions and each of our proposals. We encourage you to read this proxy statement/prospectus/information statement carefully in its entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 22 of the accompanying proxy statement/prospectus/information statement. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Alliance Advisors LLC, at 866-619-8907; banks and brokers can call collect at 866-619-8907.

Your vote is very important, regardless of the number of shares of DelMar Common Stock or DelMar Series B Preferred Stock that you own. Even if you plan to attend the special meeting, we request that you complete, sign, date and return the enclosed proxy card in the envelope provided, or submit your proxy by telephone or the Internet prior to the special meeting, and thus ensure that your shares will be represented and voted at the special meeting if you later become unable to attend. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares.

By Order of the Board of Directors,

/s/ Saiid Zarrabian Saiid Zarrabian
July 2, 2020	President and Chief Executive Officer

ABOUT THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC, by DelMar (File No. 333-239215) (the “Registration Statement”), constitutes a prospectus of DelMar under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of DelMar Common Stock to be issued if the Merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the special meeting of DelMar stockholders at which DelMar stockholders will be asked to consider and vote upon the DelMar Proposals and certain other related matters. This document also serves as an information statement of Adgero for use in soliciting the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions.

You should rely only on the information contained in this proxy statement/prospectus/information statement. Neither DelMar nor Adgero has authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated as of the date set forth above on the cover page of this proxy statement/prospectus/information statement, and you should not assume that the information contained in this proxy statement/prospectus/information statement is accurate as of any date other than such date. Neither the mailing of this proxy statement/prospectus/information statement to DelMar stockholders or Adgero stockholders nor the issuance by DelMar of shares of DelMar Common Stock as consideration pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning DelMar contained in this proxy statement/prospectus/information statement has been provided by DelMar, and the information concerning Adgero contained in this proxy statement/prospectus/information statement has been provided by Adgero.

FREQUENTLY USED TERMS

In this document:

“Adgero” means Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation.

“Adgero Common Stock” means Adgero’s common stock, par value $0.0001 per share.

“Adgero Support Agreement” means the Stockholder Support Agreement, dated as of June 9, by and among DelMar and the Key Adgero Stockholders.

“Adgero Warrants” means the warrants to purchase shares of Adgero Common Stock, each of which is outstanding immediately prior to the Closing.

“Closing” means the consummation of the Merger.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“combined company” means DelMar following the Closing of the Merger (at which time, subject to stockholder approval, DelMar will be renamed Kintara Therapeutics, Inc.).

“Conversion Price” means the conversion price of the Investment Shares, which will equal the lesser of (i) the closing price of the DelMar Common Stock on Nasdaq on the date immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Investment Shares are issued or (ii) the average closing price of the DelMar Common Stock on Nasdaq for the five trading days immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Investment Shares are issued, rounded up to the nearest whole cent.

“Conversion Shares” means the shares of DelMar Common Stock issuable upon conversion of the Investment Shares.

“DelMar” means DelMar Pharmaceuticals, Inc., a Nevada corporation.

“DelMar Articles” means the Articles of Incorporation of DelMar, as amended.

“DelMar Bylaws” means the Bylaws of DelMar, as amended.

“DelMar Common Stock” means DelMar’s common stock, par value $0.001 per share.

“DelMar Series B Preferred Stock” means DelMar’s Series B Preferred Stock, par value $0.001 per share.

“DelMar special meeting” means the special meeting of DelMar stockholders to consider and vote upon the DelMar Proposals and related matters.

“DelMar Stockholder Approval” means the approval by the stockholders of DelMar of Proposals 1 and 2.

“DelMar Support Agreement” means the Stockholder Support Agreement, dated as of June 9, by and among Adgero and the Key DelMar Stockholders.

“DGCL” means the Delaware General Corporation Law.

-i-

“Dividend Shares” means the shares of DelMar Common Stock issuable as dividends on the Investment Shares.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 1.5639 shares of DelMar Common Stock per share of Adgero Common Stock, based on the number of total voting shares outstanding of DelMar and Adgero on June 9, 2020, and subject to adjustment based upon the number of total voting shares outstanding of DelMar and Adgero immediately prior to the Closing and the reverse stock split described herein, such that stockholders of Adgero and DelMar immediately prior to the Merger will own 49.5% and 50.5% of the total voting shares outstanding of the combined company, respectively, immediately after the Closing of the Merger.

“GAAP” means United States generally accepted accounting principles.

“Investment Shares” means shares of Series C Preferred Stock to be issued to the Investors in the Private Placement.

“Investors” means investors in the Private Placement.

“Key Adgero Stockholders” means each of the current directors and executive officers of Adgero who own in the aggregate approximately 22.9% of Adgero’s outstanding voting securities as of June 9, 2020.

“Key DelMar Stockholders” means each of the current directors and executive officers of DelMar who own in the aggregate approximately 1.0% of DelMar’s outstanding voting securities as of June 9, 2020 (on an as converted basis).

“Maximum Offering Amount” means gross proceeds from the Private Placement in an aggregate amount of $20 million.

“Merger” means, pursuant to the Merger Agreement, the merging of Merger Sub with and into Adgero, with Adgero surviving the Merger as a wholly-owned subsidiary of DelMar.

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of June 9, 2020, as may be amended from time to time, by and among DelMar, Adgero and Merger Sub.

“Merger Shares” means, based on the Exchange Ratio and pursuant to the Merger Agreement, an aggregate of 11,365,499 shares of DelMar Common Stock issuable (i) to holders of outstanding Adgero Common Stock and (ii) upon conversion of warrants to purchase DelMar Common Stock that will be issued in exchange for currently outstanding Adgero Warrants.

“Merger Sub” means Adgero Acquisition Corp., a Delaware corporation.

“Minimum Offering Amount” means gross proceeds from the Private Placement in an aggregate amount of $10 million.

“Nasdaq” means the Nasdaq Capital Market.

“NRS” means the Nevada Revised Statutes.

“Over-allotment Amount” means gross proceeds from the Private Placement in an aggregate amount of $30 million.

“Placement Agent” means SternAegis Ventures (through Aegis Capital Corp.).

-ii-

“Placement Agent Warrants” means warrants to purchase shares of Series C Preferred Stock, at an exercise price of $1,000 per share and exercisable for five years from the initial closing of the Private Placement in connection with the consummation of the Merger, in an amount equal to ten percent of the number of Investment Shares sold in the Private Placement.

“Placement Agent Warrant Shares” means shares of DelMar Common Stock issuable upon conversion of, and payable as dividends on, the shares of Series C Preferred Stock underlying the Placement Agent Warrants.

“Private Placement” means the sale of the Investment Shares to the Investors, for an aggregate purchase price of a minimum of $10 million and up to a maximum of $20 million, with an over-allotment option of up to an additional $10 million, in a private placement.

“prospectus” means the prospectus included in the Registration Statement on Form S-4 (Registration No. 333-239215) filed with the SEC.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Series C Preferred Stock” means shares of Series C Convertible Preferred Stock, par value $0.001, of DelMar, convertible into shares of DelMar Common Stock at the Conversion Price, to be issued in the Private Placement.

“Success Fee Shares” means restricted shares of DelMar Common Stock issuable to SternAegis (or its designees), in consideration of advisory services rendered in connection with the Merger, in an amount equal to five percent of the number of shares of DelMar Common Stock issued to Adgero stockholders upon the consummation of the Merger.

“total voting shares outstanding” means the shares of DelMar Common Stock (including shares of DelMar Series B Preferred Stock on as-converted basis) immediately following the Closing, and excludes (i) outstanding shares of DelMar Series A Preferred Stock which are non-voting, (ii) the Investment Shares and the related Conversion Shares and Dividend Shares, issuable in the Private Placement, (iii) shares of DelMar Common Stock issuable upon the exercise of DelMar warrants to be issued in exchange for Adgero Warrants in connection with the Merger, (iv) shares of DelMar Common Stock issuable upon the exercise of outstanding options and warrants to purchase shares of DelMar Common Stock, (v) the Placement Agent Warrant Shares, (vi) the Success Fee Shares and (vii) potential future issuances of DelMar securities.

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers briefly address some commonly asked questions regarding the proposed Merger and about the proposals to be presented at the DelMar special meeting of stockholders and to be presented to the Adgero stockholders for approval via written consent, including with respect to the proposed Merger. The following questions and answers may not include all the information that is important to DelMar stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus/information statement, including the financial statements and annexes attached hereto and the other documents referred to herein. Except where indicated, the information in this proxy statement/prospectus/information statement does not give effect to the closing of the Private Placement or the proposed reverse stock split of DelMar Common Stock described in Proposal No. 2 in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:

On June 9, 2020, DelMar, Adgero and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into Adgero, with Adgero surviving the Merger as a wholly-owned subsidiary of DelMar. A copy of the Merger Agreement is attached to this proxy statement/prospectus/information statement as Annex A.

Subject to the terms and conditions of the Merger Agreement, at the Closing, (a) each outstanding share of Adgero Common Stock (other than any shares held as treasury stock that will be cancelled), will be converted into approximately 1.5639 shares of DelMar Common Stock and (b) each outstanding warrant to purchase Adgero Common Stock will be assumed by DelMar and converted into a warrant exercisable for that number of shares of DelMar Common Stock equal to the product of (i) the aggregate number of shares of Adgero Common Stock for which such warrant was exercisable and (ii) the Exchange Ratio (rounded down to the nearest whole share), as described in the section entitled “The Merger Agreement—Merger Consideration.” All outstanding Adgero stock options, whether vested or unvested, that have not been exercised will be cancelled for no consideration as it is anticipated that none of the options will be in-the-money at the time of the Merger.

The Exchange Ratio in the Merger Agreement was negotiated so that the existing stockholders of Adgero would own 49.5% of the total voting shares outstanding of DelMar and the existing stockholders of DelMar would own 50.5% of the total voting shares outstanding of DelMar immediately after the Merger (less the effect of the payment of cash in lieu of any fraction share of DelMar Common Stock). Accordingly, based on the number of voting securities of each company outstanding at June 9, 2020, it is estimated that the Exchange Ratio will be approximately 1.5639, so that each outstanding share of Adgero Common Stock will be converted into approximately 1.5639 shares of DelMar Common Stock and each Adgero Warrant will be converted into a warrant to purchase approximately 1.5639 shares of DelMar Common Stock. The actual Exchange Ratio will be fixed prior to Closing to reflect DelMar’s and Adgero’s capitalization on the Closing Date of the Merger. For a more detailed discussion of the Exchange Ratio, please see the section entitled “The Merger Agreement—Exchange Ratio.”

This proxy statement/prospectus/information statement and its annexes contain important information about the proposed Merger and the proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus/information statement and its annexes carefully and in their entirety. This document also constitutes a prospectus of DelMar with respect to the Merger Shares issuable in connection with the Merger. This document also serves as an information statement of Adgero for use in soliciting the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions.

Q:	What matters will stockholders consider at the DelMar special meeting?

A:	At the DelMar special meeting of stockholders, DelMar will ask its stockholders to vote in favor of the following proposals (the “DelMar Proposals”):

•

Proposal 1—to approve, pursuant to the rules of the Nasdaq Stock Market, the issuance of (i) the Merger Shares pursuant to the terms of the Merger Agreement, (ii) the Conversion Shares, (iii) the Dividend Shares, (iv) the Success Fee Shares and (v) the Placement Agent Warrant Shares (the “Nasdaq Proposal”);

•

Proposal 2—to approve, pursuant to NRS 78.2055, a reverse stock split of only the outstanding shares of DelMar Common Stock and other outstanding securities of DelMar Common Stock (with no change to the authorized capital stock of DelMar), at a ratio in the range from 2-for-1 to 10-for-1, with such ratio to be determined by the DelMar board of directors and with such reverse stock split to be effected at such time and date as determined by the DelMar board of directors in its sole discretion (the “Reverse Stock Split Proposal”);

•	Proposal 3—to approve an amendment to the DelMar Articles to change DelMar’s corporate name to Kintara Therapeutics, Inc. (the “Name Change Proposal”);

•	Proposal 4—to amend DelMar’s 2017 Omnibus Equity Incentive Plan to increase the number of shares of DelMar Common Stock authorized for issuance to 6,700,000 (the “Plan Amendment Proposal”); and

•	Proposal 5—to adjourn the special meeting, if necessary, to another time or place to solicit additional proxies if there are not sufficient votes in favor of Proposal 1 (the “Adjournment Proposal”).

Q:	What will happen upon the consummation of the Merger?

A:

On the Closing Date, Merger Sub will merge with and into Adgero, with Adgero surviving the Merger as a wholly-owned subsidiary of DelMar and Merger Sub will cease to exist. The Merger will have the effects specified under Delaware law. As consideration for the Merger, each outstanding share of Adgero Common Stock will be exchanged for shares of DelMar Common Stock based upon the Exchange Ratio and each outstanding Adgero Warrant will be assumed by DelMar, as described in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	Why are the companies proposing to merge?

A:

DelMar and Adgero believe that the combined company will have several potential advantages, including: (i) a diverse pipeline of oncology product candidates, (ii) a product candidate that has demonstrated anti-cancer activities, (iii) operational synergies and (iv) an experienced management team.

For a more complete discussion of DelMar’s and Adgero’s reasons for the Merger, please see the sections entitled “The Merger—DelMar’s Reasons for the Merger” and “The Merger—Adgero’s Reasons for the Merger.”

Q:	What equity stake will current DelMar stockholders and Adgero stockholders have in DelMar after the Closing of the Merger and prior to the consummation of the Private Placement?

A:	It is anticipated that, upon the consummation of the Merger, the ownership of DelMar will be as follows:

•	Current DelMar stockholders will own 50.5% of the total voting shares outstanding; and

•	Current Adgero stockholders will own 49.5% of the total voting shares outstanding.

The numbers of shares and percentage interests set forth above do not take into account (i) currently outstanding shares of DelMar Series A Preferred Stock which are non-voting (ii) the Investment Shares and related Conversion Shares and Dividend Shares, issuable in the Private Placement in the Minimum Offering Amount, the

Maximum Offering Amount or the Over-allotment Amount (iv) shares of DelMar Common Stock issuable upon the exercise of warrants to be issued in exchange for Adgero Warrants in connection with the Merger, (v) shares of DelMar Common Stock issuable upon the exercise of outstanding options and warrants, (vi) the Placement Agent Warrant Shares, (vii) the Success Fee Shares and (viii) potential future issuances of DelMar securities.

Q:	What equity stake will current DelMar stockholders and Adgero stockholders have in DelMar after the Closing of the Merger and after consummation of the Private Placement?

A:	It is anticipated that, upon the consummation of the Merger and the Private Placement, the ownership of DelMar will be as follows:

If the Minimum Offering Amount is raised in the Private Placement:**

•	Current DelMar stockholders will own approximately 33.0% of the total voting shares outstanding; and

•	Current Adgero stockholders will own approximately 32.3% of the total voting shares outstanding.

If the Maximum Offering Amount is raised in the Private Placement:**

•	Current DelMar stockholders will own approximately 24.5% of the total voting shares outstanding; and

•	Current Adgero stockholders will own approximately 24.0% of the total voting shares outstanding.

If the Over-allotment Amount is raised in the Private Placement:**

•	Current DelMar stockholders will own approximately 19.5% of the total voting shares outstanding; and

•	Current Adgero stockholders will own approximately 19.0% of the total voting shares outstanding.

**When referring to the Private Placement, “total voting shares outstanding” excludes (i) outstanding shares of DelMar Series A Preferred Stock which are non-voting (ii) the Dividend Shares, (iii) shares of DelMar Common Stock issuable upon the exercise of DelMar warrants to be issued in exchange for Adgero Warrants in connection with the Merger, (iv) shares of DelMar Common Stock issuable upon the exercise of outstanding options and warrants to purchase shares of DelMar Common Stock, (v) the Placement Agent Warrant Shares, (vi) the Success Fee Shares and (vii) potential future issuances of DelMar securities.

Q:	Who will be the officers and directors of the combined company if the Merger is consummated?

A:

The Merger Agreement provides that, immediately following the consummation of the Merger, the board of directors of DelMar will be comprised of up to seven directors. Four of the directors will designated by DelMar, two of the directors will be nominated by Adgero and approved by DelMar and the remaining director will be an independent director designated mutually by DelMar and Adgero. The individuals currently identified to serve as directors of DelMar following the consummation of the Merger are: Saiid Zarrabian, Robert J. Toth, Jr., Robert E. Hoffman, Laura Johnson, each a current director of DelMar and each of whom is designated by DelMar, and John Liatos and Keith Murphy , current directors of Adgero and designated by Adgero. The seventh director is expected to be appointed following the Merger by the then current board of directors of DelMar.

Immediately following the consummation of the Merger, the following individuals will be the officers of DelMar: Saiid Zarrabian, President and Chief Executive Officer, Scott Praill, Chief Financial Officer, Dennis Brown, Ph.D., Chief Scientific Officer, each of whom is currently an officer of DelMar serving in the same role, and John Liatos, Senior Vice President, Business Development and Steven Rychnovsky, Ph.D., Vice President, Research and Development, each a current officer of Adgero.

Please see the section entitled “Management After the Merger.”

Q:	What conditions must be satisfied to complete the Merger?

A:

There are a number of closing conditions in the Merger Agreement, including that DelMar’s stockholders approve the issuance of the Merger Shares, the Conversion Shares and the Dividend Shares and that DelMar raises gross proceeds of at least $10 million in the Private Placement. In addition, Adgero stockholders must adopt the Merger Agreement and approve the Merger and the transactions contemplated thereby. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Closing of the Merger.”

Q:	What vote is required to approve the proposals presented at the DelMar special meeting of stockholders?

A:

The approval of the Reverse Stock Split Proposal and the Name Change Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock that are entitled to vote, voting together as a single class. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Reverse Stock Split Proposal and the Name Change Proposal.

The approval of each of the Nasdaq Proposal, the Plan Amendment Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the special meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposal, the Plan Amendment Proposal and the Adjournment Proposal.

Q:	Do Adgero’s stockholders need to approve the Merger?

A:

Yes. The adoption of the Merger Agreement and the approval of the Merger and related transactions by the stockholders of Adgero requires the affirmative vote of the holders of at least a majority of the outstanding shares of Adgero Common Stock. Contemporaneously with the execution of the Merger Agreement, the Key Adgero Stockholders entered into the Adgero Support Agreement pursuant to which, among other things and subject to the terms and conditions therein, the Key Adgero Stockholders agreed to vote all shares of Adgero Common Stock beneficially owned by such stockholders at the time of the stockholder vote in favor of adoption and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, and any other matter necessary to consummate such transactions, and not to (a) transfer any of their shares of Adgero Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Adgero Support Agreement. Collectively, as of June 9, 2020, the Key Adgero Stockholders held approximately 22.9% of the outstanding shares of capital stock of Adgero. For further information, please see the section entitled “Certain Agreements Related to The Merger—Support Agreements.”

Q:	How many votes do DelMar stockholders have at the special meeting of stockholders?

A:

Each share of DelMar Common Stock is entitled to one vote at the special meeting for each share of DelMar Common Stock held of record as of the record date. Each share of DelMar Series B Preferred Stock is convertible into 0.25 shares of DelMar Common Stock and entitles its holder to vote with the DelMar Common Stock on an as-converted basis. As of the close of business on the record date, there were 11,454,228 outstanding shares of DelMar Common Stock and 648,613 outstanding shares of DelMar Series B Preferred Stock convertible into 162,177 shares of DelMar Common Stock.

Q:	What interests do DelMar’s current officers and directors have in the Merger?

A:	DelMar’s board of directors and executive officers may have interests in the Merger that are different from, in addition to or in conflict with, yours.

As of June 9, 2020, DelMar’s directors and executive officers beneficially owned approximately 1.0% of the shares of DelMar Common Stock (on an as converted basis). Saiid Zarrabian, currently DelMar’s President and Chief Executive Officer, Scott Praill, currently DelMar’s Chief Financial Officer, and Dennis Brown, Ph.D., currently DelMar’s Chief Scientific Officer, will continue as the President and Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, of DelMar, respectively, following the consummation of the Merger. Additionally, Saiid Zarrabian, Robert J. Toth, Jr., Robert E. Hoffman, currently members of the DelMar’s board of directors, are expected to continue as directors of DelMar following the consummation of the Merger. DelMar’s directors and executive officers have also entered into the DelMar Support Agreement in connection with the Merger.

For more information, please see the sections entitled “The Merger—Interests of DelMar’s Directors and Officers in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What interests do Adgero’s current officers and directors have in the Merger?

A:	Adgero’s board of directors and executive officers may have interests in the Merger that are different from, in addition to or in conflict with, yours and the Adgero Stockholders.

As of June 9, 2020, Adgero’s directors and executive officers own approximately 22.9% of the outstanding shares of Adgero Common Stock, John Liatos, currently Adgero’s interim Chief Executive Officer and Chief Financial Officer, and Steven Rychnovsky, Ph.D., currently Adgero’s Vice President, Operations and Product Development, will continue as DelMar’s Senior Vice President, Business Development and Vice President, Research and Development, respectively, following the consummation of the Merger. Additionally, Keith Murphy and Mr. Liatos, currently members of the Adgero’s board of directors, are expected to become directors of DelMar following the consummation of the Merger. Adgero’s directors and executive officers have also entered into the Adgero Support Agreement in connection with the Merger. Additionally, the 530,000 shares of outstanding restricted stock of Adgero, of which 525,000 were issued to directors and officers of Adgero will no longer be subject to transfer restrictions or forfeiture and will be fully vested in connection with the Closing of the Merger.

In addition, Adam Stern, a member of the Adgero board of directors, is an affiliate of the Placement Agent and SternAegis Ventures. In connection with the Merger, SternAegis Ventures (or its designees) is entitled to receive the Success Fee Shares. The Success Fee Shares will be payable upon the Closing of the Merger and will be subject to a two-year lock-up period. In connection with the Private Placement, the Placement Agent is entitled to receive cash compensation in an amount equal to ten percent of the gross proceeds raised in the Private Placement, and the Placement Agent Warrants. The Placement Agent is also entitled to receive a non-accountable expense allowance equal to 3% of the gross proceeds raised in each closing of the Private Placement and is entitled to a right of first refusal for a period of six months from the Closing of the Merger to act as a lead or co- placement agent for any proposed private offering of DelMar securities. Upon the Closing, it is anticipated that DelMar will enter into a nonexclusive financial advisory agreement with the Placement Agent, on terms to be decided by the parties, pursuant to which the Placement Agent may provide certain advisory services to DelMar with respect to potential merger and acquisition and other transactions.

For more information, please see the sections titled “The Merger—Interests of Adgero’s Directors and Officers in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What are the material U.S. federal income tax consequences of the Merger to Adgero’s United States stockholders?

A:

Each of DelMar and Adgero intends to take the position that the Merger is characterized as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. Assuming the Merger is so characterized, in general, the material tax consequences to U.S. Holders (as defined herein) of Adgero Common Stock would be as follows:

•

Each U.S. Holder of Adgero Common Stock should not generally recognize gain or loss upon the exchange of Adgero Common Stock for DelMar Common Stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of DelMar Common Stock described below; and

•

Each U.S. Holder of Adgero Common Stock should recognize gain or loss to the extent any cash received in lieu of a fractional share of DelMar Common Stock exceeds or is less than the basis of such fractional share.

However, there are many requirements that must be satisfied in order for the Merger to be treated as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and the reorganization treatment could be affected by actions taken after the Merger. If the Merger failed to qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of Adgero Common Stock generally would recognize the full amount of gains and losses realized on the exchange of their Adgero Common Stock for DelMar Common Stock in the Merger.

The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus/information statement is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any foreign, state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Do DelMar stockholders have appraisal rights if they object to the proposed Merger?

A:	No. There are no appraisal rights available to holders of shares of DelMar Common Stock and DelMar Series B Preferred Stock in connection with the Merger.

Q:	What will happen to DelMar if, for any reason, the Merger does not close?

A:

There are certain circumstances under which the Merger Agreement may be terminated. Please see the section entitled “The Merger Agreement—Termination of the Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, DelMar is unable to complete the Merger by August 31, 2020 or obtain the approval to extend the deadline for DelMar to consummate the Merger, the DelMar board of directors may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to purchase additional assets, enter into collaboration or joint venture agreements or attempt to sell or otherwise dispose of the various assets of DelMar.

Q:	Do Adgero stockholders have appraisal rights if they object to the proposed Merger?

A:

Yes. Adgero stockholders are entitled to appraisal rights in connection with the Merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the DGCL, attached hereto as Annex G, and the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Q:	When is the Merger expected to be completed?

A:

It is currently anticipated that the Merger will be consummated promptly following the DelMar special meeting of stockholders, provided that all other conditions to the consummation of the Merger have been satisfied or waived, including raising gross proceeds of at least $10 million in the Private Placement. For a description of the conditions to the completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Closing of the Merger.”

Q:	When and where will the special meeting of DelMar stockholders be held?

A:

The DelMar special meeting will be held in a virtual meeting format only. The special meeting will be held on August 14, 2020 at 12 p.m. Eastern time. In order to participate in the special meeting live via the Internet, you must register at www.viewproxy.com/delmarpharma/SM/2020 by 11:59 p.m. Eastern Time by August 12, 2020. On the day of the DelMar special meeting, if you have properly registered, you may enter the special meeting by logging in using the event password you received via email in your registration confirmation at www.viewproxy.com/delmarpharma/SM/2020. You will not be able to attend the DelMar special meeting in-person.

If you are a registered holder, you must register using the virtual control number included in your proxy materials or your proxy card. If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares during the Special Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Special Meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.viewproxy.com/delmarpharma/SM/2020.

Q:	What do I need to do now?

A

You are urged to carefully read and consider the information contained in this proxy statement/prospectus/information statement, including the financial statements and annexes attached hereto, and to consider how the Merger will affect you. If you are a DelMar stockholder, you should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/information statement on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

If you are an Adgero stockholder, you may execute and return your written consent to Adgero in accordance with the instructions provided.

Q:	How do I vote?

A:

If you were a holder of DelMar Common Stock or DelMar Series B Preferred Stock on June 22, 2020, the record date for the special meeting of stockholders, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. You may also vote your shares at the special meeting via live webcast. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of DelMar stockholders.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

Signed and dated proxies received by DelMar without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each of the DelMar Proposals presented to DelMar’s stockholders in accordance with the recommendation of DelMar’s board of directors. The proxyholders may use their discretion to vote on any other matters which properly come before the DelMar special meeting.

Q:	May I vote in person at the special meeting of stockholders of DelMar?

A:

Due to the public health impact of the coronavirus outbreak (“COVID-19”) and to support the health and well-being of DelMar’s stockholders, the DelMar special meeting will be held in a virtual meeting format only. If your shares of DelMar Common Stock or DelMar Series B Preferred Stock are registered directly in your name with the DelMar transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by DelMar. If you are a DelMar stockholder of record, you must register using the virtual control number included in your proxy materials or your proxy card (if you received a printed copy of the proxy materials) in order to vote at the special meeting. If you hold your shares beneficially through a bank or broker, you are considered the beneficial owner of shares held in “street name” and you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares during the special meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the special meeting, so long as you demonstrate proof of stock ownership, but you will not be able to vote your shares. Even if you plan to attend the DelMar special meeting live via the internet, DelMar encourages you to vote in advance by internet or mail so that your vote will be counted if you later decide not to attend the special meeting live via the internet.

For more information, please see the section entitled “The Special Meeting of DelMar Stockholders—Voting Your Shares.”

Q:	If my DelMar shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you are a beneficial owner of shares of DelMar Common Stock and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange (the “NYSE”), deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any DelMar Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any DelMar Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the special meeting and will not be counted as having been voted on the applicable proposal.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Yes. DelMar stockholders of record, other than those stockholders who are parties to the DelMar Support Agreement, may change their vote at any time before their proxy is voted at the DelMar special meeting, as applicable, in one of the following ways:

•	filing with the Secretary of DelMar, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

•	attending the DelMar special meeting and voting online, provided you file a written revocation with the Secretary of the DelMar special meeting prior to the voting of such proxy.

Q:	What is the quorum requirement for the special meeting of stockholders?

A:

The holders of at least 33.3% of the outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock, voting together as a class, as of the record date, represented in person or by proxy, will constitute a quorum for the transaction of business at the DelMar special meeting. Proxies marked as abstentions and broker non-votes, if any, will be included to determine the number of shares present at the special meeting. In the absence of a quorum, a majority of DelMar’s stockholders, present in person or represented by proxy, and voting thereon will have the power to adjourn the special meeting. As of the record date for the special meeting, 3,872,135 shares of DelMar Common Stock and DelMar Series B Preferred Stock, voting on an as-converted basis, together as a class, would be required to achieve a quorum.

Q:

What risks should I consider in deciding whether to vote in favor of the DelMar Proposals or to execute and return the written consent approving the Merger Agreement and the transactions contemplated thereby, as applicable?

A:

You should carefully review this proxy statement/prospectus/information statement, including the section entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of DelMar and Adgero, as an independent company, is subject.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

DelMar will bear all costs and expenses in connection with the solicitation of proxies, including the costs of preparing, printing and mailing this proxy statement/prospectus/information statement for the DelMar special meeting. DelMar has engaged Alliance Advisors LLC to serve as information agent and assist in the solicitation of proxies for the DelMar special meeting and will pay an aggregate initial fee of approximately $15,000, plus any additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable out-of-pocket expenses.

Q:	Who can help answer my questions?

A:

If you are a DelMar stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact DelMar’s proxy solicitor:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

866-619-8907

You may also contact DelMar at:

DelMar Pharmaceuticals, Inc.

12707 High Bluff Drive, Suite 200

San Diego, CA 92130

If you are an Adgero stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Adgero Biopharmaceuticals Holdings, Inc.

4365 US 1 South, Suite 211,

Princeton, NJ 08540

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

This summary highlights selected information from this proxy statement/prospectus/information statement and does not contain all of the information that is important to you. To better understand the Merger and the proposals to be considered at the special meeting, you should read this entire proxy statement/prospectus/information statement carefully, including the annexes. Please see the section entitled “Where You Can Find More Information.”

Parties to the Merger

DelMar

DelMar Pharmaceuticals, Inc. is a clinical stage, biopharmaceutical company focused on the development and commercialization of new solid tumor cancer therapies. DelMar’s mission is to benefit patients by developing and commercializing anti-cancer therapies for patients whose solid tumors exhibit features that make them resistant to, or unlikely to respond to, currently available therapies, with particular focus on orphan cancer indications.

The principal executive offices of DelMar are located at 12707 High Bluff Drive, Suite 200, San Diego, CA 92130 and its telephone number is (858) 350-4364.

Adgero

Adgero Biopharmaceuticals Holdings, Inc. is a biopharmaceutical company focused on building a pipeline by advancing its proprietary late stage photodynamic therapy (“PDT”) platform with broad utility for the treatment of serious cutaneous oncology indications. Its lead product candidate, REM-001 Therapy, has been previously studied in four Phase 2 and/or Phase 3 clinical trials in patients with cutaneous metastatic breast cancer (“CMBC”), who had previously received chemotherapy and/or failed radiation therapy.

The principal executive offices of Adgero are located at 4365 US 1 South, Suite 211, Princeton, NJ 08540 and its telephone number is (609) 917-9796.

Merger Sub

Adgero Acquisition Corp., a wholly-owned subsidiary of DelMar, was formed solely for the purpose of effectuating the Merger. Merger Sub was incorporated as a Delaware corporation on May 12, 2020. Merger Sub has no material assets and does not operate any business. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, it will cease to exist.

The principal executive offices of Merger Sub are located at 12707 High Bluff Drive, Suite 200, San Diego, CA 92130.

The Merger Agreement

Merger Consideration

At the Closing of the Merger:

•	each outstanding share of Adgero Common Stock (other than any shares held as treasury stock that will be cancelled) will be converted into approximately 1.5639 shares of DelMar Common Stock;

•	each Adgero Warrant will be converted into a warrant exercisable for that number of shares of DelMar Common Stock equal to the product of (i) the aggregate number of shares of Adgero Common Stock for which such warrant was exercisable and (ii) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such converted warrant shall be equal to the quotient obtained from dividing (x) the exercise price per share of the Adgero Warrant immediately prior to the Closing by (y) the Exchange Ratio, with the result rounded up to the nearest whole cent. All converted warrants shall continue to have, and be subject to, the same terms and conditions set forth in the respective Adgero Warrants; and

•

all outstanding Adgero stock options, whether vested or unvested, that have not been exercised will be cancelled for no consideration as it is anticipated that none of the options will be in-the-money at the time of the Merger.

Immediately after the Merger, based on the Exchange Ratio, Adgero stockholders will own 49.5% of the total voting shares outstanding of DelMar, and DelMar stockholders will own 50.5% of the total voting shares outstanding of DelMar. The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Adjustments to the Exchange Ratio are described in more detail in the section entitled “The Merger Agreement—Exchange Ratio.”

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of DelMar Common Stock that Adgero securityholders will be entitled to receive for changes in the market price of DelMar Common Stock.

Accordingly, the market value of the shares of DelMar Common Stock issued pursuant to the Merger Agreement will depend on the market value of the shares of DelMar Common Stock at the time of the Closing of the Merger and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement. On July 1, 2020, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of DelMar Common Stock was $0.68 per share.

Treatment of Adgero Stock Options

No outstanding Adgero stock option shall be assumed by DelMar. All outstanding Adgero stock options, whether vested or unvested, that have not been exercised immediately prior to Closing will be cancelled for no consideration as it is anticipated that none of the options will be in-the-money at the time of the Merger.

Treatment of Adgero Restricted Stock

At the Closing of the Merger, the vesting and transfer restrictions with respect to each share of Adgero restricted common stock granted under the Adgero’s 2016 Equity Incentive Plan that has not been forfeited or canceled prior to the Closing shall lapse and become fully vested, and each such share of Adgero restricted common stock shall be automatically converted solely into the right to receive a number of shares of DelMar Common Stock in accordance with the Merger Agreement, net of applicable tax withholding. As a condition of such vesting and conversion, Adgero has arranged or will arrange for any applicable tax withholdings to be withheld in cash from holders of such Adgero restricted common stock, and no Adgero restricted common stock shall vest and convert unless applicable tax withholdings with respect to such Adgero restricted common stock are satisfied.

Conditions to the Closing of the Merger

The DelMar stockholders must approve the Nasdaq Proposal. The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the special meeting.

The Adgero stockholders holding the majority of the shares of Adgero Common Stock must approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

In addition, DelMar must raise gross proceeds of at least $10 million in the Private Placement.

In addition to obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. Please see the section entitled “The Merger Agreement—Conditions to the Closing of the Merger.”

Non-Solicitation

Each of DelMar and Adgero have agreed that, subject to certain exceptions, neither they nor any of their respective subsidiaries will authorize or permit any of their or their subsidiaries’ directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined in the Merger Agreement and as defined in the section entitled “The Merger Agreement—Non-Solicitation”) or take any action that could reasonably be expected to lead to an acquisition proposal or announcement;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any “acquisition transaction,” as defined in the Merger Agreement and as defined in the section entitled “The Merger Agreement—Non-Solicitation”; or

•	publicly propose to do any of the above.

However, before obtaining the applicable approvals from their respective stockholders required to consummate the Merger, each of DelMar and Adgero may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal, which the DelMar board of directors or the Adgero board of directors, respectively, determines in good faith, after consultation with their respective financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined in the Merger Agreement and as defined in the section entitled “The Merger Agreement—Non-Solicitation”, and is not withdrawn, if:

•

neither party nor any of its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives has breached the non-solicitation provisions of the Merger Agreement described above;

•

the DelMar board of directors or Adgero board of directors, respectively, concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the DelMar or Adgero board of directors, respectively, under applicable law;

•

DelMar or Adgero receives from the third-party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such party as those contained in the confidentiality agreement between DelMar and Adgero; and

•	substantially contemporaneously with furnishing of nonpublic information to a third-party, DelMar or Adgero furnishes the same information to the other party to the extent not previously furnished.

If either DelMar or Adgero receives an acquisition proposal or acquisition inquiry at any time during the period between June 9, 2020 and earlier to occur of (a) the Closing and (b) termination of the Merger Agreement, then such party must promptly, and in no event later than, in the event that DelMar receives the acquisition proposal or acquisition inquiry, three business days or, in the event that Adgero receives the acquisition proposal or acquisition inquiry, one business day after becoming aware of such acquisition proposal or acquisition inquiry, advise the other party orally and in writing of such acquisition proposal or acquisition inquiry, including the identity of the person making or submitting the acquisition proposal or acquisition inquiry and the material terms thereof. Each of DelMar and Adgero must keep the other reasonably informed with respect to the status and material terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.

Termination of the Merger Agreement

Either DelMar or Adgero can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. For more information, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Termination Fees

If the Merger Agreement is terminated under certain circumstances and certain other events occur, either DelMar or Adgero will be required to pay the other party a termination fee of $500,000. Moreover, if either DelMar or Adgero, as applicable, fails to pay such termination fee when due, then such party will be required to pay interest on, and reasonable fees and expenses incurred in connection with, the collection of such overdue amount in addition to the $500,000 termination fee. For more information, please see the section entitled “The Merger Agreement—Termination Fees.”

Certain Agreements Related to the Merger

Support Agreements

Contemporaneously with the execution of the Merger Agreement, on June 9, 2020, the Key DelMar Stockholders entered into the DelMar Support Agreement pursuant to which such Key DelMar Stockholders agreed to vote all of their shares of DelMar Common Stock and DelMar Series B Preferred Stock (as applicable) in favor of the approval of the Nasdaq Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and the Plan Amendment Proposal. Additionally, such Key DelMar Stockholders have agreed not to (a) transfer any of their shares of DelMar Common Stock and DelMar Series B Preferred Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the DelMar Support Agreement. Collectively, as of June 9, 2020, the Key DelMar Stockholders held approximately 1.0% of the outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock (on an as converted basis).

Also on June 9, 2020, the Key Adgero Stockholders entered into the Adgero Support Agreement pursuant to which such Key Adgero Stockholders agreed to vote all of their shares of Adgero Common Stock in favor of the approval and adoption of the Merger. Additionally, such Key Adgero Stockholders have agreed not to (a) transfer any of their shares of Adgero Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Adgero Support Agreement. Collectively, as of June 9, 2020, the Key Adgero Stockholders held approximately 22.9% of the outstanding shares of voting stock of Adgero.

Interests of Certain Persons in the Merger

DelMar

In considering the recommendation of DelMar’s board of directors to vote in favor of the DelMar Proposals, stockholders should be aware that, aside from their interests as stockholders, certain DelMar directors and officers have interests in the Merger that are different from, or in addition to, those of other stockholders generally. DelMar’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, and in recommending to stockholders that they approve the DelMar Proposals. Stockholders should take these interests into account in deciding whether to approve the DelMar Proposals. These interests include DelMar’s directors and executive officers beneficially owning approximately 1.0% of the shares of DelMar Common Stock as of June 9, 2020 (on an as converted basis). Saiid Zarrabian, currently DelMar’s President and Chief Executive Officer, Scott Praill, currently DelMar’s Chief Financial Officer, and Dennis Brown, Ph.D., currently DelMar’s Chief Scientific Officer, will continue as the President and Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, of DelMar, respectively, following the Closing of the Merger. Additionally, Saiid Zarrabian, Robert J. Toth, Jr., Robert E. Hoffman, currently members of DelMar’s board of directors, are expected to continue as directors of the combined company following the Closing. DelMar’s directors and executive officers have also entered into the DelMar Support Agreement in connection with the Merger.

These interests may influence DelMar’s board of directors in making their recommendation that you vote in favor of the approval of the DelMar Proposals.

For more information, please see the section entitled “The Merger—Interests of DelMar’s Directors and Officers in the Merger.”

Adgero

In considering the recommendation of the Adgero board of directors with respect to approving the Merger Agreement and related transactions, stockholders should also be aware that certain members of the board of directors and executive officers of Adgero have interests in the Merger that may be different from, or in addition to, interests they have as Adgero stockholders. For example, John Liatos is a director and executive officer of Adgero, and he, together with Keith Murphy, who is also a director of Adgero, has been designated to serve on the combined company’s board of directors following the Closing. John Liatos, currently Adgero’s Chief Executive Officer and Chief Financial Officer, and Steven Rychnovsky, Ph.D., currently Adgero’s Vice President, Operations and Product Development, will continue as DelMar’s Senior Vice President, Business Development and Vice President, Research and Development, respectively, following the consummation of the Merger.

Certain Adgero executive officers, directors and their affiliates currently hold shares of Adgero Common Stock and Adgero Warrants. As of June 9, 2020, all directors and executive officers of Adgero, together with their affiliates, owned 22.9% of the outstanding shares of Adgero Common Stock and such persons held warrants to purchase an aggregate of 216,999 shares of Adgero Common Stock. Adgero’s directors and executive officers have also entered into the Adgero Support Agreement in connection with the Merger. Additionally, the 530,000 shares of outstanding restricted stock of Adgero, of which 525,000 were issued to directors and officers of Adgero, will no longer be subject to transfer restrictions or forfeiture and will be fully vested in connection with the Closing of the Merger.

In addition, Adam Stern, a member of the Adgero board of directors, is an affiliate of the Placement Agent and SternAegis Ventures. In connection with the Merger, SternAegis Ventures (or its designees) is entitled to receive the Success Fee Shares. The Success Fee Shares will be payable upon the Closing of the Merger and will be subject to a two-year lock-up period. In connection with the Private Placement, the Placement Agent is entitled to receive cash compensation in an amount equal to ten percent of the gross proceeds raised in the Private Placement, and the Placement Agent Warrants. The Placement Agent is also entitled to receive a non-accountable expense allowance equal to 3% of the gross proceeds raised in each closing of the Private Placement and is entitled to a right of first refusal for a period of six months from the Closing of the Merger to act as a lead or co- placement agent for any proposed private offering of DelMar securities. Upon the Closing, it is anticipated that DelMar will enter into a non-exclusive financial advisory agreement with the Placement Agent, on terms to be decided by the parties, pursuant to which the Placement Agent may provide certain advisory services to DelMar with respect to potential merger and acquisition and other transactions.

For more information, please see the section entitled “The Merger—Interests of Adgero’s Directors and Officers in the Merger.”

Reasons for the Approval of the Merger

After careful consideration, DelMar’s board of directors recommends that DelMar stockholders vote “FOR” each of the DelMar Proposals being submitted to a vote of the DelMar stockholders at the DelMar special meeting of stockholders.

For a description of DelMar’s reasons for the approval of the Merger and the recommendation of its board of directors, see the section entitled “The Merger—DelMar’s Reasons for the Merger.”

For more information on the Adgero board of directors’ reasons for the Merger, see the section entitled “The Merger—Adgero’s Reasons for the Merger.”

Opinion of Ladenburg

On June 7, 2020, at a meeting of the DelMar board of directors, Ladenburg Thalmann & Co. Inc. (“Ladenburg”), DelMar’s advisor for purposes of rendering a fairness opinion in connection with the Merger, rendered its oral opinion to the DelMar board of directors, subsequently confirmed by delivery of a written opinion, dated June 9, 2020, to the DelMar board of directors, that the Exchange Ratio was fair, from a financial point of view, to the stockholders of DelMar as of the date of such opinion and based on the various assumptions, qualifications and limitations set forth therein.

The full text of Ladenburg’s written opinion, dated June 9, 2020 (the “Opinion”), which describes the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg, is attached to this proxy statement/prospectus/information statement as Annex D and is incorporated into this proxy statement/prospectus/information statement by reference. DelMar encourages its stockholders to read the Opinion in its entirety. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. Ladenburg provided its Opinion for the sole benefit and use by the DelMar board of directors in its consideration of the Merger. The Opinion is not a recommendation to the DelMar board of directors or to any stockholder as to how to vote at the DelMar special meeting or to take any other action in connection with the Merger or otherwise.

For additional information, see Annex D and the section entitled “The Merger—Opinion of Ladenburg.”

Regulatory Approvals Required for the Merger

DelMar must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq in connection with the issuance of shares of DelMar Common Stock in connection with the Merger and the issuance of the Conversion Shares, the Dividend Shares, the Placement Agent Warrant Shares and the Success Fee Shares in the Private Placement and the filing of this proxy statement/prospectus/information statement with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a net asset acquisition, with DelMar as the accounting acquirer of Adgero’s net assets. DelMar is considered the accounting acquirer since immediately following the Closing: (i) DelMar stockholders will own a majority of the voting rights of the combined company; (ii) DelMar will designate a majority (four of seven) of the initial members of the board of directors of the combined company; and (iii) DelMar’s senior management will hold the majority of the key positions in senior management of the combined company.

ASU 2017-01, Clarifying the Definition of a Business, requires the application of an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business and the transaction is accounted for as an asset acquisition. The initial screen test was met for the Merger since the fair value of the gross assets acquired was concentrated in acquired in-process research and development (“IPR&D). The IPR&D will be expensed as it does not have any future alternative uses.

The consideration includes DelMar Common Stock and vested exchange warrants and transaction costs. The purchase cost will be allocated to Adgero’s individual assets acquired and liabilities assumed based on their relative fair values at the Closing Date.

Material U.S. Federal Income Tax Consequences of the Merger

Each of DelMar and Adgero intends to take the position that the Merger is characterized as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Assuming the Merger is so characterized, in general and subject to the qualifications and limitations set forth in the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger,” the material tax consequences to U.S. Holders (as defined herein) of Adgero Common Stock would be as follows:

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a U.S. Holder of Adgero Common Stock should not recognize gain or loss upon the exchange of Adgero Common Stock for DelMar Common Stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of DelMar Common Stock;

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a U.S. Holder of Adgero Common Stock who receives cash in lieu of a fractional share of DelMar Common Stock in the Merger should recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

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a U.S. Holder of Adgero Common Stock aggregate tax basis for the shares of DelMar Common Stock actually received in the Merger should equal the stockholder’s aggregate tax basis in the shares of Adgero Common Stock surrendered upon the closing of the Merger, decreased by the amount of any tax basis allocable to a fractional share for which cash is received; and

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the holding period of the shares of DelMar Common Stock received by an Adgero stockholder in the Merger should include the holding period of the shares of Adgero Common Stock surrendered in exchange therefor provided the surrendered Adgero Common Stock is held as a capital asset (generally, property held for investment) at the time of the Merger.

The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus/information statement is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any foreign, state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Ownership Following the Merger and the Private Placement

Merger

It is anticipated that, upon the completion of the Merger and prior to the closing of the Private Placement, the ownership of DelMar will be as follows:

•	current DelMar stockholders will 50.5% of the total voting shares outstanding; and

•	current Adgero stockholders will 49.5% of the total voting shares outstanding.

The numbers of shares and percentage interests set forth above do not take into account (i) outstanding shares of DelMar Series A Preferred Stock which are non-voting (ii) the Investment Shares and the related Conversion Shares and Dividend Shares, issuable in the Private Placement in the Minimum Offering Amount, Maximum Offering Amount or the Over-allotment Amount, (iii) shares of DelMar Common Stock issuable upon the exercise of DelMar warrants to be issued in exchange for Adgero Warrants in connection with the Merger, (iv) shares of DelMar Common Stock issuable upon the exercise of outstanding options and warrants to purchase shares of DelMar Common Stock, (v) the Placement Agent Warrant Shares, (vi) the Success Fee Shares and (vii) potential future issuances of DelMar securities .

Private Placement

In connection with the Merger, DelMar has engaged the Placement Agent to conduct a private placement of shares of Series C Preferred Stock at a purchase price of $1,000 per share of Series C Preferred Stock. The Series C Preferred Stock will be convertible into shares of DelMar Common Stock based on the Conversion Price at each closing and will accrue dividends payable in shares of DelMar Common Stock as described herein. As a condition to the Merger, DelMar must raise gross proceeds of at least $10 million in the Private Placement, and has the right to sell up to $20 million of Investment Shares in the Private Placement, with an option to raise an additional $10 million, for an aggregate amount of $30 million. DelMar has agreed to grant certain registration rights to the Investors in the Private Placement for the resale of the Conversion Shares and Dividend Shares. Please see the section entitled “Certain Agreements Related to the Merger—Private Placement.”

In addition, in consideration of advisory services provided in connection with the Merger, SternAegis Ventures (or its designees) is entitled to a fee payable in shares of DelMar Common Stock in an amount equal to five percent of the number of shares of DelMar Common Stock issued in exchange for shares of Adgero Common Stock in the Merger (the “Success Fee Shares”). Based upon the Exchange Ratio, DelMar will issue 568,275 Success Fee Shares.

In connection with the Private Placement, the Placement Agent is entitled to receive warrants exercisable for shares of Series C Preferred Stock in an amount equal to ten percent of the number of Investment Shares sold in the Private Placement (the “Placement Agent Warrants”). In the event of a closing on the Minimum Offering Amount, the Maximum Offering Amount and the Over-Allotment Offering Amount, DelMar will issue, 1,000, 2,000 and 3,000 Placement Agent Warrants, respectively. The Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants will be convertible into shares of DelMar Common Stock (the “Placement Agent Warrant Shares”) and will be entitled to the same dividend rights as the Investment Shares.

The closing of the Private Placement is conditioned on, among other customary closing conditions, the substantially concurrent consummation of the Merger. The purpose of the Private Placement is to raise additional capital for use by the combined company following the Merger.

Please see the section entitled “Description of DelMar Securities” for further information about the Series C Preferred Stock.

Minimum Offering Amount ($10 million)

Based upon an assumed conversion price of the Series C Preferred Stock sold in the Private Placement of $0.82, which is based on the closing price of DelMar Common Stock on the Nasdaq Capital Market on June 3, 2020, the ownership of DelMar (assuming conversion of all shares of Series C Preferred Stock sold in the Private Placement at the minimum closing of $10 million) upon completion of the Merger and the Private Placement will be as follows:**

•	current DelMar stockholders will own approximately 33.0% of the total voting shares outstanding;

•	current Adgero stockholders will own approximately 32.3% of the total voting shares outstanding; and

•	Investors in the Private Placement will own approximately 34.7% of the total voting shares outstanding.

Maximum Offering Amount ($20 million)

Based upon an assumed conversion price of the Series C Preferred Stock sold in the Private Placement of $0.82, which is based on the closing price of DelMar Common Stock on the Nasdaq Capital Market on June 3, 2020, the ownership of DelMar (assuming conversion of all shares of Series C Preferred Stock sold at the maximum closing of $20 million) upon completion of the Merger and the Private Placement will be as follows:**

•	current DelMar stockholders will own approximately 24.5% of the total voting shares outstanding;

•	current Adgero stockholders will own approximately 24.0% of the total voting shares outstanding; and

•	Investors in the Private Placement will approximately 51.5% of the total voting shares outstanding.

Over-Allotment Amount ($30 million)

Based upon an assumed conversion price of the Series C Preferred Stock sold in the Private Placement of $0.82, which is based on the closing price of DelMar Common Stock on the Nasdaq Capital Market on June 3, 2020, the ownership of DelMar (assuming conversion of all shares of Series C Preferred Stock sold at the Over-allotment Amount of $30 million) upon completion of the Merger and the Private Placement will be as follows:**

•	current DelMar stockholders will own approximately 19.5% of the total voting shares outstanding;

•	current Adgero stockholders will own approximately 19.0% of the total voting shares outstanding; and

•	Investors in the Private Placement will own approximately 61.5% of the total voting shares outstanding.

**When referring to the Private Placement, “total voting shares outstanding” excludes (i) outstanding shares of DelMar Series A Preferred Stock which are non-voting, (ii) the Dividend Shares, (iii) shares of DelMar Common Stock issuable upon the exercise of DelMar warrants to be issued in exchange for Adgero Warrants in connection with the Merger, (iv) shares of DelMar Common Stock issuable upon the exercise of outstanding options and warrants to purchase shares of DelMar Common Stock, (v) the Placement Agent Warrant Shares, (vi) the Success Fee Shares and (vii) potential future issuances of DelMar securities .

Comparison of the Rights of Holders of DelMar Stock and Adgero Stock

As a result of the Merger, the holders of shares of Adgero Common Stock and Adgero Warrants will become holders of DelMar Common Stock and their rights will be governed by Nevada law (and by the DelMar Articles and DelMar Bylaws (instead of the Adgero Certificate of Incorporation and the Adgero Bylaws)). Following the Merger, former Adgero securityholders may have different rights as DelMar stockholders than they had as Adgero stockholders.

Please see the section entitled “Comparison of the Rights of Holders of DelMar Stock and Adgero Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus/information statement may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding DelMar, DelMar’s management team’s, Adgero and Adgero’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Actual results may differ materially from DelMar’s and Adgero’s current expectations depending upon a number of factors. These factors include, among others:

•	the inherent uncertainty associated with financial projections, restructuring in connection with, and successful consummation of, the Merger;

•	subsequent integration of DelMar’s and Adgero’s businesses and the ability to recognize the anticipated synergies and benefits of the Merger;

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the inability to complete the Merger due to the failure to obtain approval of the stockholders of DelMar or Adgero or to satisfy other conditions to the Closing in the Merger Agreement and/or the failure the complete the Private Placement;

•	the combined company’s financial and business performance following the Merger, including plans to develop and commercialize additional products;

•	changes in Adgero’s and DelMar’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	developments and projections relating to the combined company’s competitors or industry;

•	the impact of health epidemics, including the COVID-19 pandemic, on the business of DelMar and Adgero;

•	the ability to protect and maintain the combined company’s intellectual property protection and not infringe on the rights of others;

•	developments and projections relating to the combined company’s competitors or industry;

•	future regulatory, judicial and legislative changes in DelMar’s or Adgero’s industry;

•	access to available financing (including the Private Placement in connection with the Merger) on a timely basis and on reasonable terms;

•	the receipt of required regulatory approvals for the Merger;

•	the diversion of management time on Merger-related issues;

•	the inability to maintain the listing of DelMar Common Stock on Nasdaq following the Merger;

•	the outcome of any legal proceedings that may be instituted against DelMar following announcement of the proposed Merger and transactions contemplated thereby; and

•	other risks and uncertainties described in this proxy statement/prospectus/information statement, including those in the section entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus/information statement, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Except as expressly required by law, including the securities laws of the United States, DelMar and Adgero disclaim any intent or obligation to update or revise these forward-looking statements.

RISK FACTORS

The combined company will face a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should consider the risks associated with the business of DelMar and Adgero because these risks may also affect the combined company. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information.”

Risks Related to Adgero

Risks Related to Adgero’s Financial Position and Capital Requirements

Adgero is a biopharmaceutical company that will face many risks frequently encountered by clinical-stage businesses.

Marketing approval of Adgero’s therapeutic product candidate, the REM-001 Therapy product, consisting of three parts, the laser light source, the light delivery device and the drug REM-001 (collectively, the “REM-001 Therapy”), requires extensive clinical testing data to support the safety and efficacy requirements needed for regulatory approval. Although Adgero believes substantial clinical safety and efficacy data exists for Adgero’s REM-001 Therapy in cutaneous metastatic breast cancer (“CMBC”), from the trials completed by Miravant Medical Technologies, and its wholly-owned subsidiaries, a former public pharmaceutical and research development company (collectively, “Miravant”), Adgero’s interactions with the Food and Drug Administration (the “FDA”) in 2017 indicated that further clinical trials by Adgero are needed prior to approval in this indication. In any other indications Adgero may pursue, Adgero will need to undertake extensive clinical testing to demonstrate the safety and efficacy of the REM-001 Therapy or any other product candidates Adgero develops. In addition, since REM-001 was previously manufactured and tested in the clinical studies conducted by Miravant, Adgero intends to use very similar or the same procedures to manufacture Adgero’s clinical drug supply and based on Adgero’s interaction with FDA Adgero believes that Adgero’s manufacturing plan is in alignment with the FDA expectations. However, the FDA may later determine that Adgero’s proposed approach is not acceptable and may request more extensive approaches be employed. Similarly, the other two components of the REM-001 Therapy, namely the laser and light delivery device, or their equivalents, were used previously by Miravant in certain clinical studies. Adgero intends to use the same lasers, or commercially available FDA cleared lasers that are functionally equivalent to the previously used devices, in Adgero’s clinical trials and Adgero intends to manufacture Adgero’s light delivery devices using the same general design that Miravant used. Based on Adgero’s recent interactions with FDA, Adgero believes this approach should be acceptable, but FDA may later determine this proposed approach is not acceptable and may request that more extensive approaches be employed.

The likelihood of success of Adgero’s business plan must be considered in light of the problems, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding clinical-stage businesses and the regulatory and competitive environment in which Adgero operates. Biopharmaceutical product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital-intensive business.

Accordingly, investors should consider Adgero’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the clinical stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that Adgero cannot assure you that Adgero will be able to:

•	successfully implement or execute Adgero’s current business plan, or that Adgero’s business plan is sound;

•	receive FDA approval of clinical trial protocols so that anticipated additional clinical trials of REM-001 Therapy commence;

•	successfully complete clinical trials and obtain regulatory approval for the marketing of REM-001 Therapy;

•	successfully contract for and manufacture clinical drug product and subsequently establish a commercial drug supply;

•	successfully contract for and manufacture light delivery devices for clinical trials and establish a commercial light delivery device supply;

•	receive FDA approval to use existing lasers (or lasers that are functionally equivalent) or light delivery devices in clinical trials and for commercial supply;

•	secure market exclusivity and/or adequate intellectual property protection for REM-001 Therapy;

•	achieve broad market acceptance of REM-001 Therapy in the medical community and with third party payors and consumers;

•	attract and retain an experienced management and advisory team; and

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raise sufficient funds in the capital markets to effectuate its business plan including clinical development, product development/manufacture regulatory approval and commercialization for REM-001 Therapy.

If Adgero cannot successfully execute any one of the foregoing, Adgero’s business may not succeed and your investment will be adversely affected.

Adgero is a biopharmaceutical company with a limited operating history and has never generated any product revenue.

Adgero is a biopharmaceutical company with a limited operating history. Adgero was founded in March 2015 and its operations to date have been limited to organizing and staffing its company. Adgero has not yet successfully completed a large-scale, pivotal clinical trial, obtained marketing approval, manufactured its REM-001 Therapy at commercial scale, or conducted sales and marketing activities that will be necessary to successfully commercialize its REM-001 Therapy. Consequently, predictions about Adgero’s future success or viability may not be as accurate as they could be if it had a longer operating history or a history of successfully developing and commercializing its product candidates.

Adgero’s ability to generate revenue and achieve and maintain profitability will depend upon its ability to successfully complete the development of its REM-001 Therapy and to obtain the necessary regulatory approvals. Adgero has never generated any product revenue, and has no product candidates approved for commercial sale.

Adgero has incurred operating losses in each year since its inception and expects to continue to incur substantial losses for the foreseeable future. Adgero may never become profitable or, if achieved, be able to sustain profitability.

Adgero expects to continue to incur substantial expenses and losses without corresponding revenues unless and until Adgero is able to obtain regulatory approval and successfully commercialize REM-001 Therapy. To date, Adgero has not generated any revenue from REM-001 Therapy and it expects to incur significant expense to complete its clinical program for REM-001 Therapy in the United States and elsewhere. Adgero may never be able to obtain regulatory approval for the marketing of REM-001 Therapy in any indication in the United States or internationally. Even if it is able to commercialize REM-001 Therapy or any other product candidate, there can be no assurance that it will generate significant revenues or ever achieve profitability. Adgero’s net loss for the year ended December 31, 2019 and for the three months ended March 31, 2020 was approximately $1,771,508 and $352,140, respectively. At March 31, 2020, Adgero’s accumulated deficit since inception was approximately $15,330,431.

Until Adgero obtains FDA approval for the REM-001 Therapy, which is not expected until after completion of a Phase 3 trial and submission and successful review of a new drug application and associated pre-marketing approval for Adgero’s device, it expects that its research and development expenses will continue to increase as it advances its clinical trials for indications for the treatment of CMBC and potentially other cutaneous metastatic cancers and locally advanced basal cell carcinomas. Adgero may elect to pursue FDA approval for REM-001 Therapy in other indications including cutaneous metastatic cancers other than CMBC as well as locally advanced basal cell carcinomas such as in patients with Basal Cell Carcinoma Nevus Syndrome (“BCCNS”) other indications it deems appropriate, which will result in significant additional research and development expenses. As a result, Adgero expects to continue to incur substantial losses for the foreseeable future, and these losses will be increasing. Adgero is uncertain when or if it will be able to achieve or sustain profitability. If Adgero achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair Adgero’s ability to sustain operations and adversely affect its ability to raise capital.

Adgero will require additional capital to fund its operations, and if Adgero fails to obtain necessary financing, it may not be able to complete the development and commercialization of its REM-100 Therapy. Adgero’s cash or cash equivalent will only fund its operations for a limited time and it will need to raise additional capital to support its development and commercialization efforts.

Adgero expects to spend substantial amounts to complete the development of, seek regulatory approvals for and commercialize the REM-100 Therapy. Even with the expected cash reserves of the combined company, Adgero will require substantial additional capital to complete the development and potential commercialization of the REM-100 Therapy. Adgero is currently operating at a loss and expects its operating costs will increase significantly as it incurs costs related to the clinical trials for REM-001 Therapy. At March 31, 2020, Adgero had a cash and cash equivalents balance of approximately $515,769 and certificates of deposit of $900,168.

Adgero does not currently have any arrangements or credit facilities in place as a source of funds, and there can be no assurance that it will be able to raise sufficient additional capital on acceptable terms, or at all. Adgero or the combined company may seek, in addition to the Private Placement, additional capital through a combination of private and public equity offerings, debt financings and strategic collaborations. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting Adgero’s ability to take specific actions, such as incurring additional debt, and could increase its expenses and require that its assets secure such debt.

Equity financing, if obtained, could result in dilution to existing stockholders and/or require such stockholders to waive certain rights and preferences. If such financing is not available on satisfactory terms, or is not available at all, Adgero may be required to delay, scale back or eliminate the development of business opportunities and its operations and financial condition may be materially adversely affected. Adgero can provide no assurances that any additional sources of financing will be available to it on favorable terms, if at all. In addition, if Adgero is unable to secure sufficient capital to fund its operations, it might have to enter into strategic collaborations that could require it to share commercial rights to REM-001 Therapy with third parties in ways that it currently does not intend or on terms that may not be favorable to Adgero. If Adgero chooses to pursue additional indications and/or geographies for REM-001 Therapy or otherwise expand more rapidly than it presently anticipates it may also need to raise additional capital sooner than expected.

Risks Related to Product Development, Regulatory Approval, Manufacturing and Commercialization

Adgero’s plan to achieve marketing approval of REM-001 Therapy depends partly on the accuracy of its preliminary efficacy analysis of REM-001 Therapy CMBC trial data. While Adgero believes the results of its preliminary efficacy analysis accurately reflect the actual clinical trial results, a detailed analysis overseen by regulatory experts may yield different results.

Adgero plans to utilize existing REM-001 Therapy clinical trial data as supportive data when seeking marketing approval of REM-001 Therapy for the treatment of CMBC. Between February 1996 and January 1999, Miravant, with support from certain corporate partners, conducted four clinical trials for the treatment of CMBC using REM-001 Therapy. As part of Adgero’s review of REM-001 Therapy’s data package, Adgero noted that while Miravant’s investigators had done a safety analysis of all treated patients, these reports indicated an efficacy analysis was only performed on two of their four clinical trials. Notably, there had been no efficacy analysis on the other two trials which constituted approximately half of the CMBC patients who were treated with REM-001 Therapy. Adgero originally performed a preliminary efficacy analysis on the data from all four CMBC trials, including the two that had not previously been analyzed. Adgero then engaged regulatory experts who were either former FDA employees with directly related experience in reviewing similar oncology treatments who were then acting as independent consultants or individuals who have provided senior regulatory guidance to major pharmaceutical or medical device companies in situations that led to regulatory approval. These individuals guided Adgero in conducting a second more in-depth analysis that yielded results consistent with Adgero’s original analysis. Following that, Adgero compiled a briefing document and submitted questions to FDA. While Adgero believes the results of Adgero’s preliminary efficacy analysis, and subsequent analysis conducted under the guidance of these experts which was consistent with its original preliminary analysis, accurately reflect the actual clinical trial results and that the age of the underlying data from the clinical studies is not material, a more in-depth review may yield different conclusions. Such differing results may negatively impact Adgero’s ability to pursue or achieve, or result in delays to obtain, marketing approval of REM-001 Therapy. There can be no certainty that results from Adgero’s analyses done to date or results from future analyses that it may undertake will be sufficiently complete to satisfy FDA requests or that any results will be favorable to Adgero.

Adgero’s REM-001 Therapy clinical trial data may not be deemed acceptable by the FDA to support its new drug applications.

In seeking regulatory approval for REM-001, Adgero intends to rely at least in part upon data gathered by Miravant Medical Technologies in its initial Phase 1 studies and in four later Phase 2/3 clinical studies that were conducted approximately 20 years ago. Based on Adgero’s initial interactions with the FDA, Adgero believes the agency will accept these results as supportive data but Adgero cannot ultimately be certain that the FDA will accept data that old to support its new drug applications. Also based on Adgero’s initial interactions with the FDA, it believes its plans for manufacturing investigational test materials will lead to investigational test materials that FDA will recognize as being sufficiently comparable to Miravant’s materials and also suitable for further investigational trials but FDA may later raise questions about the similarity of Miravant’s investigational testing material versus its manufactured investigational testing material, or may raise questions about the processes and methods under which this old data was collected or may raise additional concerns regarding the elapsed time period. If the FDA does not accept this data, Adgero will have to incur significant costs which may require additional capital to redo some or all of the Miravant studies or supplement these studies with additional studies.

Adgero depends entirely on the success of REM-001 Therapy, which has not received FDA approval for the treatment of CMBC, its lead indication. If Adgero is unable to obtain regulatory approval for and generate revenues from REM-001 Therapy, Adgero’s ability to create stockholder value will be limited.

Adgero does not generate revenues from any FDA approved drug products. Its only product candidate is REM-001 Therapy, which it believes has previously demonstrated safety and efficacy results in patients suffering from CMBC in four late stage (Phase 2/3) clinical trials completed by Miravant. However, Adgero is not currently actively engaged in clinical trials for this or any other product candidate. Moreover, there can be no assurance that any positive clinical results obtained for REM-001 Therapy in prior clinical studies will be repeated in future clinical studies, or that such results will be sufficient to obtain regulatory approval. If Adgero does not obtain regulatory approval, or the approval process for REM-001 Therapy takes longer than it anticipates, its expenses and need for additional capital will increase. Most drug candidates that reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. Therefore, Adgero’s business currently depends entirely on the successful development, regulatory approval and commercialization of REM-001 Therapy, which may never occur.

If Adgero is not able to obtain any required regulatory approvals for REM-001 Therapy, it will not be able to commercialize its only product candidate, REM-001 Therapy, and it will not be able to generate revenue.

Adgero will need to successfully complete additional clinical trials for REM-001 Therapy before it can apply for its marketing approval, including conducting a pivotal Phase 3 clinical trial (or equivalent) in CMBC patients with the goal of submitting a New Drug Application (“NDA”) for REM-001 Therapy. However, it may never commence this trial, and if it does, there can be no assurance that the trial will be successful. Even if this clinical trial is successful, Adgero may be required to conduct additional clinical trials to establish REM-001 Therapy’s safety and efficacy before the NDA for REM-001 Therapy in CMBC can be approved, if at all.

Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Success in early phases of pre-clinical and clinical trials does not ensure that later clinical trials will be successful and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of Adgero’s clinical trials can occur at any stage of testing. Adgero may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent its ability to receive regulatory approval for or commercialize REM-001 Therapy. The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. Adgero is not permitted to market REM-001 Therapy, including the REM-001 drug and associated device components, as a prescription pharmaceutical product in the United States until it receives approval of an NDA from the FDA, or in any foreign countries until it receives the requisite approval from such countries. In the United States, the FDA generally requires the completion of clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are eventually approved for commercialization. Adgero has not submitted an NDA to the FDA or comparable applications to other regulatory authorities. If Adgero’s development efforts for REM-001 Therapy, including regulatory approval, are not successful for its planned indications, or if adequate demand for REM-001 Therapy is not generated, its business will be materially adversely affected.

Adgero’s success depends on the receipt of regulatory approval and the issuance of such regulatory approvals is uncertain and subject to a number of risks, including the following:

•	the FDA or comparable foreign regulatory authorities or institutional review boards (“IRBs”), may disagree with the design or implementation of Adgero’s clinical trials;

•	Adgero may not be able to provide acceptable evidence of its product candidate’s safety and efficacy;

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the results of Adgero’s clinical trials may not be satisfactory or may not meet the level of statistical or clinical significance required by the FDA, European Medicines Agency (“EMA”), or other regulatory agencies for marketing approval;

•	the dosing of REM-001 Therapy in a particular clinical trial may not be at an optimal level;

•	patients in Adgero’s clinical trials may suffer adverse effects for reasons that may or may not be related to REM-001 Therapy;

•	the data collected from clinical trials may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Adgero contracts for clinical and commercial supplies; and

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the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Adgero’s clinical data or product data insufficient for approval.

Failure to obtain regulatory approval for REM-001 Therapy for the foregoing or any other reasons will prevent Adgero from commercializing this product candidate as a prescription product and generating revenue. Adgero cannot guarantee that regulators will agree with its assessment of the results of the clinical trials conducted by Miravant or that Adgero may conduct in the future or that such trials will be successful. The FDA, EMA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that Adgero’s data is insufficient for approval and require additional clinical trials or other studies. In addition, varying interpretations of the data obtained from clinical testing could delay, limit or prevent regulatory approval of Adgero’s product candidate.

Adgero is a clinical-stage company and has not submitted an NDA or received regulatory approval to market REM-001 Therapy in any jurisdiction. Adgero has only limited experience in filing the applications necessary to gain regulatory approvals and expects to rely on consultants and clinical CROs with expertise in this area to assist Adgero in this process. Securing FDA approval requires the submission of pre-clinical, clinical, and/or pharmacokinetic data, information about the product development and product manufacturing processes and inspection of facilities and supporting information to the FDA for each therapeutic indication to establish a product candidate’s safety and efficacy for each indication. REM-001 Therapy may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Adgero from obtaining regulatory approval or prevent or limit commercial use with respect to one or all intended indications.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the product candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. Changes in the regulatory approval policy during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application. Regulatory approval obtained in one jurisdiction does not necessarily mean that a product candidate will receive regulatory approval in all jurisdictions in which Adgero may seek approval, but the failure to obtain approval in one jurisdiction may negatively impact Adgero’s ability to seek approval in a different jurisdiction. Failure to obtain regulatory marketing approval for REM-001 Therapy in any indication will prevent Adgero from commercializing the product candidate, and generating revenue.

Adgero has limited experience as a company conducting clinical trials.

Adgero is a clinical stage company and its success is dependent upon its ability to obtain regulatory approval for and commercialization of its clinical product candidate, and it has not demonstrated an ability to perform the functions necessary for the approval or successful commercialization of any product candidate. The successful commercialization of any product candidate may require Adgero to perform a variety of functions, including:

•	continuing to undertake preclinical development and successfully enroll subjects in clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Adgero has limited experience conducting and enrolling subjects in clinical trials. While certain members of Adgero’s management and staff have significant experience in conducting clinical trials, to date, Adgero has not successfully completed any clinical trials as a company. Until recently, Adgero’s operations have been limited primarily to organizing and staffing its company, acquiring, developing and securing its proprietary technology and preparing for clinical trials of the REM-100 Therapy. These operations provide a limited basis to assess Adgero’s ability to develop and commercialize its clinical product candidate.

Although Adgero has recruited a team that has significant experience with managing clinical trials, it has limited experience as a company in conducting its own clinical trials. In part because of this lack of experience, Adgero cannot guarantee that planned clinical trials will be completed on time, if at all. Large-scale trials require significant additional financial and management resources, monitoring and oversight, and reliance on third-party clinical investigators, consultants or contract research organizations, or CROs. Relying on third-party clinical investigators, CROs and manufacturers, which are all also subject to governmental oversight and regulations, may also cause Adgero to encounter delays that are outside of its control.

Coronavirus could adversely impact Adgero’s business, including Adgero’s clinical trials.

In December 2019, a novel strain of coronavirus (“COVID-19”), was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread to multiple countries, including the United States. As the COVID-19 coronavirus continues to spread around the globe, Adgero will likely experience disruptions that could severely impact its business and clinical trials, including:

•	delays or difficulties in enrolling patients in planned clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as clinical trial sites and hospital staff supporting the conduct of Adgero’s clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

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limitations in employee resources that would otherwise be focused on the conduct of clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	delays in receiving approval from local regulatory authorities to initiate planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in clinical trials;

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changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require changes in the ways in which clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

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delay in the timing of interactions with the FDA due to absenteeism by federal employees or by the diversion of their efforts and attention to approval of other therapeutics or other activities related to COVID-19; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

In addition, the outbreak of COVID-19 could disrupt Adgero’s operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in office or laboratory facilities, or due to quarantines. COVID-19 illness could also impact members of Adgero’s board of directors resulting in absenteeism from meetings of the directors or committees of directors, and making it more difficult to convene the quorums of the full board of directors or its committees needed to conduct meetings for the management of Adgero’s affairs.

The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact Adgero’s business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Adgero does not have a clinical supply of REM-001. Moreover, Adgero does not have its own manufacturing facilities nor has it contracted with third-parties to manufacture product for it. If Adgero is unable to contract with suitable third party manufacturers, or if third party manufacturers fail to meet applicable regulatory requirements or to supply Adgero for any reason, Adgero will be unable to complete clinical trials for REM-001 Therapy and its business will be materially impaired.

Adgero does not have a clinical supply of REM-001. Adgero’s plan calls for the use of a third-party manufacturer to produce the product for it. If and when approved, Adgero intends to have a third-party manufacture commercial supplies of the product as well. Adgero has not yet completed the transfer of the technology or manufactured the product at these facilities and its failure to timely do so will delay the commencement of its clinical trials and may also impact the timing for the submission of its NDA for REM-001 Therapy.

Adgero does not have a clinical supply of light delivery devices for use with REM-001 Therapy. Moreover, Adgero does not have its own manufacturing facilities nor has it contracted a third-party to manufacture these devices for it. If Adgero is unable to contract a third-party manufacturer, or if a third-party manufacturer fails to meet applicable regulatory requirements or to supply it for any reason, it will be unable to complete clinical trials for REM-001 Therapy and its business will be materially impaired.

Adgero does not have a clinical supply of REM-001 Therapy light delivery devices. Adgero’s plan calls for the use of a third-party manufacturer to produce these devices for it. Adgero has not yet contracted a third-party manufacturer and its failure to timely do so will delay the commencement of Adgero’s clinical trials and the submission of its NDA for REM-001 Therapy.

Adgero is planning to use laser light devices that are functionally equivalent to the Miravant devices in its planned clinical trials. Adgero does not have its own manufacturing facilities for conducting these activities nor has it contracted a third-party to manufacture these devices for it. If Adgero is unable to contract a third-party manufacturer, or if a third-party manufacturer fails to meet applicable regulatory requirements or to supply it for any reason, Adgero will be unable to complete clinical trials for REM-001 Therapy and its business will be materially impaired.

Adgero’s plan relies on using laser light devices that are functionally equivalent to the Miravant devices. Adgero’s plan calls for the use of a third-party manufacturer to produce new laser devices for it. Adgero has not yet contracted such a third-party and its failure to timely do so will delay the commencement of its clinical trials and the submission of its NDA for REM-001 Therapy.

REM-001 Therapy is Adgero’s only product candidate. If Adgero fails to successfully commercialize REM-001 Therapy, it may need to acquire additional product candidates or its business will be materially adversely affected.

Adgero has never commercialized any product candidates and does not have any other compounds in pre-clinical testing, lead optimization or lead identification stages beyond REM-001 Therapy. Adgero cannot be certain that REM-001 Therapy will prove to be sufficiently effective and safe to meet applicable regulatory standards for any indication. If Adgero fails to successfully commercialize REM-001 Therapy as a treatment for CMBC or any other indication, whether as a stand-alone therapy or in combination with other treatments, its business would be materially adversely affected.

Even if Adgero receives regulatory approval for REM-001 Therapy, it still may not be able to successfully commercialize it and the revenue that it generates from its sales, if any, may be limited.

If approved for marketing, the commercial success of REM-001 Therapy will depend upon its acceptance by the medical community, including physicians, patients and health care payors. The degree of market acceptance of REM-001 Therapy will depend on a number of factors, including:

•	demonstration of clinical safety and efficacy;

•	relative convenience, burden and ease of administration;

•	the prevalence and severity of any adverse effects;

•	the willingness of physicians to prescribe REM-001 Therapy and of the target patient population to try new therapies;

•	efficacy of REM-001 Therapy compared to competing products;

•	the introduction of any new products that may in the future become available to treat indications for which REM-001 Therapy may be approved;

•	new procedures or methods of treatment that may reduce the incidences of any of the indications in which REM-001 Therapy may show utility;

•	pricing and cost-effectiveness;

•	the inclusion or omission of REM-001 Therapy in applicable treatment guidelines;

•	the effectiveness of Adgero’s or any future collaborators’ sales and marketing strategies;

•	limitations or warnings contained in FDA-approved labeling;

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Adgero’s ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage or reimbursement.

If REM-001 Therapy is approved, but does not achieve an adequate level of acceptance by physicians, health care payors and patients, Adgero may not generate sufficient revenue and Adgero may not be able to achieve or sustain profitability. Adgero’s efforts to educate the medical community and third-party payors on the benefits of REM-001 Therapy may require significant resources and may never be successful.

In addition, even if Adgero obtains regulatory approvals, the timing or scope of any approvals may prohibit or reduce its ability to commercialize REM-001 Therapy successfully. For example, if the approval process takes too long, Adgero may miss market opportunities and give other companies the ability to develop competing products or establish market dominance. Any regulatory approval Adgero ultimately obtains may be limited or subject to restrictions or post-approval commitments that render REM-001 Therapy not commercially viable. For example, regulatory authorities may approve REM-001 Therapy for fewer or more limited indications than Adgero requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve REM-001 Therapy with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that indication. Further, the FDA or comparable foreign regulatory authorities may place conditions on approvals such as risk management plans and the requirement for a Risk Evaluation and Mitigation Strategy (“REMS”) to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guidelines, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA may also require a REMS for an approved product when new safety information emerges. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of REM-001. Moreover, product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following the initial marketing of the product. Any of the foregoing scenarios could materially harm the commercial success of REM-001 Therapy.

To obtain regulatory approval to market REM-001 Therapy in indications other than CMBC, costly and lengthy clinical trials will be required, and the results of the studies and trials are highly uncertain.

As part of the regulatory approval process, Adgero must conduct, at its own expense, clinical trials on humans for each indication that Adgero intends to pursue. Adgero expects the number of nonclinical studies and clinical trials that the regulatory authorities will require will vary depending on the disease or condition the drug is being developed to address and regulations applicable to the particular drug. Generally, the number and size of clinical trials required for approval varies based on the nature of the disease and size of the expected patient population that may be treated with a drug. Adgero must demonstrate that its drug candidates are safe and efficacious for use in the targeted human patients in order to receive regulatory approval for commercial sale, and regulatory approval for one indication does not guaranty regulatory approval of the same drug for another indication. If Adgero does not obtain regulatory approval for any indication for which it is sought, its business may be materially adversely impacted.

Even if Adgero obtains marketing approval for REM-001 Therapy, Adgero will be subject to ongoing obligations and continued regulatory review, which will result in significant additional expense. Additionally, REM-001 Therapy could be subject to labeling and other restrictions and withdrawal from the market and Adgero may be subject to penalties if Adgero fails to comply with regulatory requirements or if Adgero experiences unanticipated problems with REM-001 Therapy.

Even if Adgero obtains United States regulatory approval of REM-001 Therapy for an indication, the FDA may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials, and post-market surveillance to monitor safety and efficacy. REM-001 Therapy will also be subject to ongoing regulatory requirements governing the manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with current Good Clinical Practices regulations (“cGCPs”) for any clinical trials that Adgero conducts post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practices (“cGMP”), requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

The FDA has the authority to require a risk evaluation and mitigation strategy (“REMS”) as part of an NDA or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria or requiring patient testing, monitoring and/or enrollment in a registry.

With respect to sales and marketing activities by Adgero or any future partner, advertising and promotional materials must comply with FDA rules in addition to other applicable federal, state and local laws in the United States and similar legal requirements in other countries. In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Adgero may also be subject, directly or indirectly through Adgero’s customers and partners, to various fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute, U.S. False Claims Act, and similar state laws, which impact, among other things, its proposed sales, marketing, and scientific/educational grant programs. If Adgero participates in the U.S. Medicaid Drug Rebate Program, the Federal Supply Schedule of the U.S. Department of Veterans Affairs, or other government drug programs, Adgero will be subject to complex laws and regulations regarding reporting and payment obligations. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in many of these areas in other countries.

In addition, if REM-001 Therapy is approved for an indication, Adgero’s product labeling, advertising and promotion would be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If Adgero receives marketing approval for REM-001 Therapy, physicians may nevertheless legally prescribe its products to their patients in a manner that is inconsistent with the approved label. If Adgero is found to have promoted such off-label uses, Adgero may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees of permanent injunctions under which specified promotional conduct is changed or curtailed.

If Adgero or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured, or Adgero or its manufacturers fail to comply with applicable regulatory requirements, Adgero may be subject to the following administrative or judicial sanctions:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	issuance of warning letters or untitled letters;

•	clinical holds;

•	injunctions or the imposition of civil or criminal penalties, monetary fines, restitution, or disgorgement;

•	suspension or withdrawal of regulatory approval;

•	refusals of government contracts;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications filed by Adgero, or suspension or revocation of product license approvals;

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

•	product seizure or detention or refusal to permit the import or export of product.

The occurrence of any event or penalty described above may inhibit Adgero’s ability to commercialize REM-001 Therapy and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase Adgero’s product liability exposure.

If Adgero fails to obtain or maintain adequate coverage and reimbursement for its REM-001 Therapy, its ability to generate revenue could be limited.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of REM-001 Therapy that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only on a limited basis, Adgero may not be able to successfully commercialize the REM-001 Therapy. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Adgero to establish or maintain adequate pricing that will allow it to realize a sufficient return on Adgero’s investment.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Adgero believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries may cause it to price the REM-001 Therapy on less favorable terms that it currently anticipates. In many countries, particularly the countries of the European Union, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Adgero may be required to conduct a clinical trial that compares the cost-effectiveness of its clinical product candidate to other available therapies. In general, the prices of products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that it is able to charge for its clinical product candidate. Accordingly, in markets outside the United States, the reimbursement for its products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and internationally, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for the REM-001 Therapy. Adgero expects to experience pricing pressures in connection with the sale of its clinical product candidate due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected for new products entering the marketplace.

Enrollment and retention of subjects in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Adgero’s control.

Adgero may encounter delays in enrolling, or be unable to enroll, a sufficient number of participants to complete any of its clinical trials, especially in light of COVID-19. Once enrolled, Adgero may be unable to retain a sufficient number of participants to complete any of its trials. Late-stage clinical trials of its REM-001 Therapy may require the enrollment and retention of large numbers of subjects. Subject enrollment and retention in clinical trials depends on many factors, including the size of the subject population, the nature of the trial protocol, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same indication, the proximity of subjects to clinical sites and the eligibility criteria for the study.

Delays or failures in planned subject enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on its ability to develop its clinical product candidate, or could render further development impossible.

Adgero currently has no sales and marketing organization. If Adgero is unable to secure a sales and marketing partner or establish satisfactory sales and marketing capabilities, it may not successfully commercialize REM-001 Therapy.

At present, Adgero has no sales or marketing personnel. In order to commercialize products that are approved for commercial sales, it must either collaborate with third parties that have such commercial infrastructure or develop Adgero’s own sales and marketing infrastructure. If Adgero is not successful entering into appropriate collaboration arrangements, or recruiting sales and marketing personnel or in building a sales and marketing infrastructure, it will have difficulty successfully commercializing REM-001 Therapy, which would adversely affect its business, operating results and financial condition.

Adgero may not be able to enter into collaboration agreements on terms acceptable to it or at all. In addition, even if Adgero enters into such relationships, it may have limited or no control over the sales, marketing and distribution activities of these third parties. Adgero’s future revenues may depend heavily on the success of the efforts of these third parties. If Adgero elects to establish a sales and marketing infrastructure it may not realize a positive return on this investment. In addition, Adgero will have to compete with established and well-funded pharmaceutical and biotechnology companies to recruit, hire, train and retain sales and marketing personnel. Factors that may inhibit Adgero’s efforts to commercialize REM-001 Therapy without strategic partners or licensees include:

•	Adgero’s inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe REM-001 Therapy;

•	the lack of complementary products to be offered by sales personnel, which may put Adgero at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

REM-001 Therapy may exhibit adverse side effects that prevent its widespread adoption or that may necessitate its withdrawal from the market.

The REM-001 Therapy may exhibit undesirable and unintended side effects that may prevent or limit its commercial adoption and use. In the four clinical trial conducted by Miravant, there were a total of 17 serious adverse events, a large portion of which were related to necrosis of treated lesions. One such side effect upon the use of Adgero’s REM-001 Therapy drug and device components as potential therapeutic agents may be a period of photosensitivity for a certain period of time after receiving REM-001 Therapy. This period of photosensitivity is generally dose dependent and typically declines over time. A second such side effect is pain that arises from the treatment or results from the treatment. Treatment related pain has been experienced by some patients and it is often treated with analgesics but in some cases more aggressive treatment can be required. Even upon receiving approval by the FDA and other regulatory authorities, Adgero’s products may later exhibit adverse side effects that prevent widespread use or necessitate withdrawal from the market. The manifestation of such side effects could cause its business to suffer.

Adgero faces competition from other biotechnology and pharmaceutical companies and its operating results will suffer if Adgero fails to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapidly evolving technology and intense research and development efforts. Adgero has competitors in a number of jurisdictions that have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than it has. Established competitors may invest heavily to quickly discover and develop novel compounds that could make REM-001 Therapy obsolete or uneconomical. Any new product that competes with an approved product may need to demonstrate compelling advantages in efficacy, cost, convenience, tolerability and safety to be commercially successful. Other competitive factors, including generic competition, could force Adgero to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to REM-001 Therapy. If Adgero is not able to compete effectively against its current and future competitors, its business will not grow and its financial condition and operations will suffer.

Adgero has competition in the CMBC field including IGEA Medical S.p.A. in Europe, which is developing an electro-chemotherapy treatment for CMBC. Pinnacle Biologics Inc., a subsidiary of Advanz Pharma, sells Photofrin, a first generation photodynamic therapy (“PDT”) product for treatment of certain endobronchial non-small-cell lung cancers and esophageal cancers. Photofrin is currently in Phase 2 studies for the treatment of mesothelioma, recurrent glioma and lung cancer. To Adgero’s knowledge, there is no reported development program for Photofrin in CMBC.

There are numerous therapies currently used to treat CMBC patients including chemotherapy, radiation therapy, surgical excision, hyperthermia, cryotherapy, electro-chemotherapy, topical drugs and intra-lesional chemotherapy injections, but, to Adgero’s knowledge, there are no PDT therapies currently approved by the FDA for the treatment of CMBC or similar cutaneous cancers. Some topical PDT agents have been approved by FDA for actinic keratosis which is a precancerous skin condition and they have been approved in some other countries for some conditions that Adgero believes pose low medical risk such as basal cell cancer and acne. Additionally, Rogers Sciences Inc. is a medical device company that is developing a light delivery device for use with PDT treatment of cutaneous cancers that they are currently clinically testing in a Phase 2 study in CMBC patients.

In the BCCNS field there are approved drugs in the US, including vismodegib (Eviredge), Odomzo (sonidegib), imiquimod and topical fluorouracil that are sometimes use off-label. PellePharm also recently completed a Phase 3 trial in BCCNS but, to Adgero’s knowledge, has not received marketing approval.

Recently enacted and future legislation may increase the difficulty and cost for Adgero to obtain marketing approval of and commercialization of REM-001 Therapy and may affect the prices it may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for REM-001 Therapy, restrict or regulate post-approval activities and affect Adgero’s ability to profitably sell REM-001 Therapy. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Adgero does not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of REM-001 Therapy, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Adgero to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act (the “MMA”) changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, Adgero expects that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that it receives for REM-001 Therapy and could seriously harm its business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “Health Care Reform Law”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial provisions affecting compliance have also been enacted, which may require Adgero to modify its business practices with healthcare practitioners and incur substantial costs to ensure compliance. Despite initiatives to repeal the Health Care Reform Law, at this time it appears the implementation of the Health Care Reform Law will continue. Although it is too early to determine the full effect of the Health Care Reform Law, the law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase Adgero’s regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the “ATRA”) which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Adgero expects that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce any future profitability.

Adgero’s future growth depends, in part, on its ability to penetrate foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties.

Adgero’s future profitability will depend, in part, on its ability to commercialize REM-001 Therapy in foreign markets for which it intends to rely on collaborations with third parties. If Adgero commercializes REM-001 Therapy in foreign markets, it would be subject to additional risks and uncertainties, including:

•	Adgero’s customers’ ability to obtain reimbursement for REM-001 Therapy in foreign markets;

•	Adgero ‘s inability to directly control commercial activities because it is relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of REM-001 Therapy could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs, any of which may adversely affect Adgero’s results of operations.

If Adgero markets REM-001 Therapy in a manner that violates healthcare fraud and abuse laws, or if Adgero violates government price reporting laws, it may be subject to civil or criminal penalties.

The FDA enforces laws and regulations which require that the promotion of pharmaceutical products be consistent with the approved prescribing information. While physicians may prescribe an approved product for a so-called “off label” use, it is unlawful for a pharmaceutical company to promote its products in a manner that is inconsistent with its approved label and any company which engages in such conduct can subject that company to significant liability. Similarly, industry codes in the EU and other foreign jurisdictions prohibit companies from engaging in off-label promotion and regulatory agencies in various countries enforce violations of the code with civil penalties. While Adgero intends to ensure that its promotional materials are consistent with its label, regulatory agencies may disagree with its assessment and may issue untitled letters, warning letters or may institute other civil or criminal enforcement proceedings. In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare fraud and abuse laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws include the U.S. Anti-Kickback Statute, U.S. False Claims Act and similar state laws. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of its business activities could be subject to challenge under one or more of these laws.

The U.S. Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted broadly to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Adgero’s practices may not, in all cases, meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. Anti-Kickback Statute and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the U.S. Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid.

Over the past few years, several pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as: allegedly providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicare or Medicaid for non-covered, off-label uses; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates. Most states also have statutes or regulations similar to the U.S. Anti-Kickback Statute and the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include substantial civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, substantial criminal fines and imprisonment.

Adgero is, and will be, completely dependent on third parties to manufacture REM-001 Therapy, and its commercialization of REM-001 Therapy could be halted, delayed or made less profitable if those third parties fail to obtain manufacturing approval from the FDA or comparable foreign regulatory authorities, fail to provide Adgero with sufficient quantities of REM-001 or REM-001 Therapy device components or fail to do so at acceptable quality levels or prices.

Adgero does not currently have, nor does it plan to acquire, the capability or infrastructure to manufacture the active pharmaceutical ingredient (“API”) in REM-001 drug product, as well as the other related device components, for use in its clinical trials, if required, or for commercial product, if any. In addition, Adgero does not have the capability to produce REM-001 drug product or the other related device components for commercial distribution. As a result, it will be obligated to rely on contract manufacturers to manufacture these materials for any clinical trials it commences, and if and when REM-001 Therapy is approved it will also rely on contract manufacturers for commercialization. Adgero has engaged a contract manufacturer for the clinical supply of its API for the REM-001 drug product. However, Adgero has not yet entered into an agreement with any contract manufacturer for the clinical supply of REM-001 drug product or the device components and it may not be able to engage a contract manufacturer for such supply on favorable terms to it, or at all.

The facilities used by any future contract manufacturers, if any, to manufacture REM-001 drug product and its related device components must be approved by the FDA pursuant to inspections that will be conducted after Adgero submits its NDA to the FDA. Adgero does not control the manufacturing process of, and is completely dependent on, any future contract manufacturing partners, if any, for compliance with cGMPs for manufacture of both active drug substances and finished drug and device components. These cGMP regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to the drug and device components of REM- 001 Therapy. If any future contract manufacturers cannot successfully manufacture material that conforms to Adgero‘s specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of the elements of REM-001 Therapy or if it withdraws any such approval in the future, Adgero may need to find alternative manufacturing facilities, which would significantly impact Adgero’s ability to develop, obtain regulatory approval for or market REM-001 Therapy, if approved.

Adgero’s future contract manufacturers, if any, will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. Although Adgero will have supply and quality agreements in place with its contract manufacturers, it will not have direct control over its contract manufacturers’ compliance with these regulations and standards. Failure by any of Adgero’s contract manufacturers to comply with applicable regulations could result in sanctions being imposed on it, including fines, injunctions, civil penalties, failure to grant approval to market REM-001 Therapy, delays, suspensions or withdrawals of approvals, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect Adgero’s business. In addition, Adgero will not have control over the ability of its future contract manufacturers, if any, to maintain adequate quality control, quality assurance and qualified personnel. Failure by its future contract manufacturers, if any, to comply with or maintain any of these standards could adversely affect its ability to develop, obtain regulatory approval for or market REM-001 Therapy.

If, for any reason, these third parties are unable or unwilling to perform, Adgero may not be able to terminate its agreements, if any, with them, or it may be costly to do so, and Adgero may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them and Adgero cannot be certain that any such third parties will have the manufacturing capacity to meet future requirements. If these future manufacturers or any alternate manufacturer of finished drug product experiences any significant difficulties in its respective manufacturing processes for Adgero’s API or finished REM-001 product and the other device components or should cease doing business with Adgero, Adgero could experience significant interruptions in the supply of REM-001 and the other device components or may not be able to create a supply of these items at all. Were Adgero to encounter manufacturing issues, its ability to produce a sufficient supply of REM-001 or the other device components might be negatively affected. Adgero’s inability to coordinate the efforts of its future third party manufacturing partners, if any, or the lack of capacity available at its third party manufacturing partners, could impair its ability to supply REM-001 and the other device components at required levels. Because of the significant regulatory requirements that Adgero would need to satisfy in order to qualify a new bulk or finished product manufacturer, if Adgero faces these or other difficulties with its future manufacturing partners, if any, Adgero could experience significant interruptions in the supply of REM-001 and the device components if it decided to transfer the manufacture of them to one or more alternative manufacturers in an effort to deal with the difficulties.

Any manufacturing problem or the loss of a contract manufacturer could be disruptive to Adgero’s operations and result in lost sales. Additionally, Adgero will rely on third parties to supply the raw materials needed to manufacture its potential products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to a future contract manufacturer caused by problems at suppliers could delay shipment of REM-001 Therapy, increase Adgero’s cost of goods sold and result in lost sales.

Adgero cannot guarantee that its future manufacturing and supply partners, if any, will be able to reduce the costs of commercial scale manufacturing of REM-001 and the other device components over time. If the commercial-scale manufacturing costs of these items are higher than expected, these costs may significantly impact Adgero’s operating results. In order to reduce costs, Adgero’s future manufacturing partners, if any, will need to develop and implement process improvements. However, in order to do so, such partners will need, from time to time, to notify or make submissions with regulatory authorities, and the improvements may be subject to approval by such regulatory authorities. Adgero cannot be sure that these necessary approvals will be granted in a timely fashion or at all. Adgero also cannot guarantee that it will be able to enhance and optimize output in its commercial manufacturing process. If Adgero cannot enhance and optimize output, it may not be able to reduce Adgero’s costs over time.

In the event the FDA requires Adgero to conduct further clinical trials with REM-001 Therapy, which it will be required for approval in any indication, Adgero expects that it will rely on third parties to conduct clinical trials for REM-001 Therapy. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Adgero may not be able to obtain regulatory approval for or commercialize REM-001 Therapy and its business would be substantially harmed.

Adgero expects to enter into agreements with clinical CROs to conduct and manage its clinical programs including contracting with clinical sites to perform its clinical studies. Adgero plans to rely heavily on these parties for execution of clinical studies for REM-001 Therapy and will control only certain aspects of their activities. Nevertheless, it will be responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and its reliance on clinical CROs and clinical sites will not relieve it of its regulatory responsibilities. Adgero and its clinical CROs will be required to comply with cGCPs, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces these cGCP regulations through periodic inspections of trial sponsors, principal investigators and trial sites. If Adgero or its clinical CROs fail to comply with applicable cGCPs, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require it to perform additional clinical trials before approving its marketing applications. Adgero cannot assure that, upon inspection, the FDA will determine that any of its clinical trials comply with cGCPs. In addition, Adgero’s clinical trials must be conducted with products produced under cGMP regulations and will require a large number of test subjects. Adgero’s failure or the failure of its clinical CROs or clinical sites to comply with these regulations may require it to repeat clinical trials, which would delay the regulatory approval process and could also subject it to enforcement action up to and including civil and criminal penalties.

Although Adgero intends to design the clinical trials for REM-001 Therapy in consultation with CROs, Adgero expects that the clinical CROs will manage all of the clinical trials conducted at contracted clinical sites. As a result, many important aspects of its product development programs would be outside of its direct control. In addition, the clinical CROs and clinical sites may not perform all of their obligations under arrangements with it or in compliance with regulatory requirements. If the clinical CROs or clinical sites do not perform clinical trials in a satisfactory manner, breach their obligations to it or fail to comply with regulatory requirements, the development and commercialization of REM-001 Therapy for the subject indication may be delayed or its development program materially and irreversibly harmed. Adgero cannot control the amount and timing of resources these clinical CROs and clinical sites will devote to its program or REM-001 Therapy. If Adgero is unable to rely on clinical data collected by its CROs, Adgero could be required to repeat, extend the duration of, or increase the size of its clinical trials, which could significantly delay commercialization and require significantly greater expenditures.

If any of Adgero’s relationships with these clinical CROs or clinical sites terminate, it may not be able to enter into arrangements with alternative clinical CROs or clinical sites. If clinical CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Adgero’s clinical protocols, regulatory requirements or for other reasons, any such clinical trials may be extended, delayed or terminated, and Adgero may not be able to obtain regulatory approval for or successfully commercialize REM-001 Therapy. As a result, Adgero’s financial results and the commercial prospects for REM-001 Therapy would be harmed, Adgero’s costs could increase and Adgero’s ability to generate revenue could be delayed.

Any termination or suspension of, or delays in the commencement or completion of, any necessary studies of REM-001 Therapy for any indications could result in increased costs to Adgero, delay or limit its ability to generate revenue and adversely affect its commercial prospects.

The commencement and completion of clinical studies can be delayed for a number of reasons, including delays related to:

•	the FDA failing to grant permission to proceed and placing the clinical study on hold;

•	subjects failing to enroll or remain in trials at expected rates;

•

a facility manufacturing any REM-001 Therapy component being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of cGMP requirements or other applicable requirements, or cross-contaminations of product candidates in the manufacturing process;

•	any changes to the manufacturing process that may be necessary or desired;

•	subjects choosing an alternative treatment for the indications for which Adgero is developing REM-001 Therapy, or participating in competing clinical studies;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	reports from clinical testing on similar technologies and products raising safety and/or efficacy concerns;

•

third-party clinical investigators losing their license or permits necessary to perform Adgero’s clinical trials, not performing Adgero’s clinical trials on its anticipated schedule or employing methods consistent with the clinical trial protocol, cGMP requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

•

inspections of clinical study sites by the FDA or IRBs finding regulatory violations that require Adgero to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study, or that prohibit Adgero from using some or all of the data in support of Adgero’s marketing applications;

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case Adgero may need to find a substitute contractor, and Adgero may not be able to use some or any of the data produced by such contractors in support of its marketing applications;

•

one or more IRBs refusing to approve, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; reaching agreement on acceptable terms with prospective clinical CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical CROs and trial sites;

•	deviations of the clinical sites from trial protocols or dropping out of a trial;

•	adding new clinical trial sites;

•	the inability of the clinical CRO to execute any clinical trials for any reason; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Product development costs for REM-001 Therapy will increase if Adgero has delays in testing or approval or if Adgero needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and Adgero may need to amend study protocols to reflect these changes. Amendments may require Adgero to resubmit its study protocols to the FDA and IRBs for reexamination, which may impact the costs, timing or successful completion of that study. If Adgero experiences delays in completion of, or if Adgero, the FDA or other regulatory authorities, an IRB, or other reviewing entities, or any of Adgero’s clinical study sites suspend or terminate any of its clinical studies of REM-001 Therapy, its commercial prospects may be materially harmed and its ability to generate product revenues will be delayed. Any delays in completing its clinical trials will increase its costs, slow down Adgero’s development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may harm Adgero’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical studies may also ultimately lead to the denial of regulatory approval of REM-001 Therapy. In addition, if one or more clinical studies are delayed, Adgero’s competitors may be able to bring products to market before Adgero does, and the commercial viability of REM-001 Therapy could be significantly reduced.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. The results of any clinical trials conducted by Adgero may not replicate those of earlier clinical trials conducted by Miravant. Adgero cannot assure investors that the FDA will view the results of the four Phase 2 and/or Phase 3 clinical trials for the treatment of CMBC using REM-001 Therapy, conducted by Miravant, with support from certain corporate partners, between February 1996 and January 1999 (collectively, the “Miravant CMBC Trials”) as positively as Adgero does or that any future trials of REM-001 Therapy in any indication will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for REM-001 Therapy may not be successful.

In addition, a number of factors could contribute to a lack of favorable safety and efficacy results for REM-001 Therapy. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and surgical technique and varying patient characteristics including demographic factors and health status.

Adgero may not obtain or maintain the benefits associated with orphan drug designation.

Adgero has been in ongoing discussions with FDA seeking an orphan drug designation for REM-001 in treatment of CMBC and FDA continues to request further information to support designation of CMBC as an orphan indication. There is no assurance that the FDA will grant this or any future application for orphan drug designation for REM-001, which would make Adgero ineligible for the additional exclusivity and other benefits of orphan drug designation.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States or for which there is no reasonable expectation that the cost of developing and making a drug available in the Unites States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as (i) the drug’s orphan designation is revoked; (ii) its marketing approval is withdrawn; (iii) the orphan exclusivity holder consents to the approval of another applicant’s product; (iv) the orphan exclusivity holder is unable to assure the availability of a sufficient quantity of the drug; or (v) a showing of clinical superiority to the product with orphan exclusivity by a competitor product. If a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. In addition to the potential period of exclusivity, orphan designation makes a company eligible for tax credits for clinical research expenses and potential exemption from the FDA application user fee. There can be no assurance that Adgero will receive orphan drug designation for REM-001 in the indication of CMBC or in any other indication, if Adgero elects to seek such other applications.

Although Adgero may pursue expedited regulatory approval pathways for REM-001 Therapy, it may not qualify for expedited development or, if it does qualify for expedited development, it may not actually lead to a faster development or regulatory review or approval process.

Although Adgero believes there may be an opportunity to accelerate the development of REM-001 Therapy through one or more of the FDA’s expedited programs, such as special protocol assessment, fast track, breakthrough therapy, accelerated approval or priority review, and Adgero may pursue one or more of these expedited programs, Adgero cannot be assured that REM-001 Therapy or any other product candidates that Adgero may develop will qualify for such programs.

If Adgero applies for any expedited program for REM-001 Therapy, the FDA may determine that REM-001 Therapy, Adgero’s proposed target indication or other aspects of Adgero’s clinical development plans do not qualify for such expedited program. Even if Adgero is successful in obtaining a designation or access to any expedited program, Adgero may not experience faster development timelines or achieve faster review or approval compared to conventional FDA procedures. Access to an expedited program may also be withdrawn by the FDA if Adgero believes that the designation is no longer supported by data from Adgero’s clinical development program. Additionally, qualification for any expedited review procedure does not ensure that Adgero will ultimately obtain regulatory approval for REM-001 Therapy or any other product candidate that Adgero may develop.

The Federal Food, Drug and Cosmetic Act directs the FDA to meet with sponsors, pursuant to a sponsor’s written request, for the purpose of reaching agreement on the design and size of clinical trials intended to form the primary basis of an efficacy claim in an NDA. If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record. This agreement is called a special protocol assessment (“SPA”). Adgero’s plan is to work closely with the FDA in developing any Phase 3 trial Adgero may run in CMBC and Adgero may seek a SPA, but there is no assurance that this classification will be granted. Furthermore, even if Adgero receives an SPA and completes a Phase 3 trial that meets the criteria defined in the clinical plan, the FDA may later add additional requirements for approval or it may decline to grant marketing approval altogether.

Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain Adgero’s future revenues.

Adgero’s ability to successfully market REM-001 Therapy will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of its products and related treatments. Countries in which pharmaceutical or medical device products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products or medical devices obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. Adgero may not be able to sell REM-001 Therapy profitably if adequate prices are not approved or coverage and reimbursement is unavailable or limited in scope. Increasingly, third-party payors attempt to contain health care costs in ways that are likely to impact Adgero’s development of products including:

•	failing to approve or challenging the prices charged for health care products;

•	introducing reimportation schemes from lower priced jurisdictions;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payors; and

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval.

Adgero’s business and operations would suffer in the event of system failures.

Adgero’s computer systems and those of its service providers, including its CROs, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in Adgero’s or their operations, it could result in a material disruption of its development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing or planned trials could result in delays in its regulatory approval efforts and significantly increase Adgero’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of personal, confidential or proprietary information, Adgero could incur liability and the further development of its clinical product candidate could be delayed.

Risks Relating to Adgero’s Intellectual Property Rights

It is difficult and costly to protect Adgero’s intellectual property rights, and Adgero cannot ensure the protection of these rights.

Adgero’s commercial success may depend, in part, on obtaining and maintaining patent protection for its technologies, products and processes, successfully defending these patents against third-party challenges and successfully enforcing these patents against third party competitors. The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of Adgero’s intellectual property. Accordingly, Adgero cannot predict the breadth of claims that may be allowable or enforceable in Adgero’s patents (including patents owned by Adgero). Adgero currently have eight issued patents and two patents it does not believe are relevant to its current product development objectives. The issued patents expire within the next year or two. The existing patents and related technologies may be challenged, invalidated or circumvented by third parties and might not protect Adgero against competitors with similar products or technologies.

The degree of future protection for Adgero’s proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect Adgero’s rights, permit Adgero to gain or keep Adgero’s competitive advantage, or provide Adgero with any competitive advantage at all. For example, others have filed, and in the future are likely to file, patent applications covering products and technologies that are similar, identical or competitive to REM-001 Therapy, or important to Adgero’s business. Adgero cannot be certain that any patent application owned by a third party will not have priority over patent applications filed by Adgero, or that Adgero will not be involved in interference, opposition or invalidity proceedings before United States or foreign patent offices.

Adgero also relies on trade secrets to protect technology, especially in cases when Adgero believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While Adgero require employees, academic collaborators, consultants and other contractors to enter into confidentiality agreements, Adgero may not be able to adequately protect Adgero’s trade secrets or other proprietary or licensed information. Typically, research collaborators and scientific advisors have rights to publish data and information in which Adgero may have rights. If Adgero cannot maintain the confidentiality of its proprietary technology and other confidential information, Adgero’s ability to receive patent protection and Adgero’s ability to protect valuable information owned by Adgero may be imperiled. Enforcing a claim that a third-party entity illegally obtained and is using any of its trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts are sometimes less willing to protect trade secrets than patents. Moreover, Adgero’s competitors may independently develop equivalent knowledge, methods and know-how.

If Adgero fails to obtain or maintain patent protection or trade secret protection for REM-001 Therapy or Adgero technologies, third parties may be able to use its proprietary information, which could impair Adgero’s ability to compete in the market and adversely affect Adgero’s ability to generate revenues and attain profitability.

Adgero may also rely on the trademarks it may develop to distinguish its products from the products of its competitors. Adgero cannot guarantee that any trademark applications filed by it or its business partners will be approved. Third parties may also oppose such trademark applications, or otherwise challenge Adgero’s use of the trademarks. In the event that the trademarks Adgero uses are successfully challenged, it could be forced to rebrand its products, which could result in loss of brand recognition, and could require Adgero to devote resources to advertising and marketing new brands. Further, Adgero cannot provide assurance that competitors will not infringe the trademarks it uses, or that it will have adequate resources to enforce these trademarks.

REM-001 Therapy may infringe the intellectual property rights of others, which could increase Adgero’s costs and delay or prevent Adgero’s development and commercialization efforts.

Adgero’s success depends in part on avoiding infringement of the proprietary technologies of others. The biopharmaceutical industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Identification of third party patent rights that may be relevant to Adgero’s proprietary technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Additionally, because patent applications are maintained in secrecy until the application is published, Adgero may be unaware of third-party patents that may be infringed by commercialization of REM-001 Therapy or any future product candidate. There may be certain issued patents and patent applications claiming subject matter that Adgero may be required to license in order to research, develop or commercialize REM-001 Therapy, and Adgero does not know if such patents and patent applications would be available to license on commercially reasonable terms, or at all. Any claims of patent infringement asserted by third parties would be time-consuming and may:

•	result in costly litigation;

•	divert the time and attention of Adgero’s technical personnel and management;

•	prevent Adgero from commercializing a product until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require Adgero to cease or modify Adgero’s use of the technology and/or develop non-infringing technology; or

•	require Adgero to enter into royalty or licensing agreements.

Adgero acquired all of the rights, assets and technology related to REM-001 Therapy from St. Cloud Investments, LLC (“St. Cloud”), a creditor of Miravant, who acquired the same through foreclosure, and Adgero believes that St. Cloud owned all of such rights prior to its acquisition. Although no third party has asserted a claim of infringement or other claim against Adgero, others may hold or claim to hold proprietary or other rights that could prevent REM-001 Therapy from being developed or marketed. Any legal action against Adgero claiming damages and seeking to enjoin commercial activities relating to REM-001 Therapy or Adgero’s processes could subject Adgero to potential liability for damages and require Adgero to obtain a license to continue to manufacture or market REM-001 Therapy or any future product candidates. Adgero cannot predict whether it would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. In addition, Adgero cannot be sure that it could redesign REM-001 Therapy or any future product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent Adgero from developing and commercializing REM-001 Therapy or a future product candidate, which could harm Adgero’s business, financial condition and operating results.

A number of companies, including several major pharmaceutical companies, have conducted research on PDT therapies which resulted in the filing of many patent applications that could be interpreted as pertaining to Adgero’s planned applications. If Adgero were to challenge the validity of these or any issued United States patent in court, Adgero would need to overcome a statutory presumption of validity that attaches to every issued United States patent. This means that, in order to prevail, Adgero would have to present clear and convincing evidence as to the invalidity of the patent’s claims. If Adgero were to challenge the validity of these or any issued United States patent in an administrative trial before the Patent Trial and Appeal Board in the United States Patent and Trademark Office, Adgero would have to prove that the claims are unpatentable by a preponderance of the evidence. There is no assurance that a jury and/or court would find in Adgero’s favor on questions of infringement, validity or enforceability.

Adgero does not hold any patents covering its laser light source or light delivery device.

Adgero’s laser light source and light delivery device are not currently covered by any patents; Adgero has no patents pending, and does not currently intend to seek patent protection for these devices. As a result, competitors may be able to offer and sell products or drug delivery technology, as the case may be, using the same technology as Adgero’s laser light source and/or light delivery devices, so long as these competitors do not infringe any other valid patents that it or third parties hold.

While Adgero plans to protect its proprietary information related to its laser light source and light delivery device as trade secrets through certain agreements with its employees, consultants, agents and other organizations to which Adgero disclosed its proprietary information, Adgero cannot give any assurance that these agreements will provide effective protection for its proprietary information in the event of unauthorized use or disclosure of such information. If other laser light sources or light delivery devices are approved and marketed, Adgero will be unable to prevent them from competing with REM-001 Therapy in the marketplace using a different drug molecule that is not encompassed by any of its owned or licensed patents. Adgero expects that the presence of one or more competing products would reduce its market share and could negatively impact price levels and third party reimbursement policies for REM-001 Therapy, any of which would materially affect its business.

Adgero may be subject to claims that it has wrongfully hired an employee from a competitor or that it or its employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is commonplace in Adgero’s industry, Adgero employs and plans to employ individuals who were previously employed at other pharmaceutical companies, including Adgero’s competitors or potential competitors. Although no claims against Adgero are currently pending, Adgero may be subject in the future to claims that its employees or prospective employees are subject to a continuing obligation to their former employers (such as non-competition or non-solicitation obligations) or claims that its employees or it has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if Adgero is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

General Adgero-Related Risks

Adgero will need to grow the size of its organization, and it may experience difficulties in managing this growth.

Adgero currently has three full-time employees. As Adgero’s development and commercialization plans and strategies develop, it will need to expand the size of its employee and consultant base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, its management may have to divert a disproportionate amount of its attention away from Adgero’s day-to-day activities and devote a substantial amount of time to managing these growth activities. Adgero’s future financial performance and its ability to commercialize REM-001 Therapy and any other future product candidates and its ability to compete effectively will depend, in part, on its ability to effectively manage Adgero’s future growth.

Adgero’s success will depend in part on its ability to manage its operations as it advances its product candidate through clinical trials and to expand its development or regulatory capabilities or contract with third parties to provide these capabilities for it. Failure to achieve any of these goals could have a material adverse effect on Adgero’s business, financial condition or results of operations.

If Adgero is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy. In addition, the loss of the services of certain key employees, including, John Liatos, Adgero’s (interim) CEO & Chief Financial Officer and Steven Rychnovsky, PhD, Adgero’s Vice President of Operations and Product Development, would adversely impact Adgero’s business prospects.

Adgero’s ability to compete in the highly competitive pharmaceuticals industry depends in large part upon its ability to attract highly qualified managerial, scientific and medical personnel.

Adgero’s management team has expertise in many different aspects of drug development and commercialization. However, it will need to hire additional personnel as it further develops REM-001 Therapy. Competition for skilled personnel in our market is intense and competition for experienced scientists may limit Adgero’s ability to hire and retain highly qualified personnel on acceptable terms. Despite its efforts to retain valuable employees, members of its management, scientific and medical teams may terminate their employment with Adgero on short notice. Adgero entered into an employment agreement with John Liatos, Adgero’s interim Chief Executive Officer and Chief Financial Officer, in October 2017, as amended in 2018. While certain of these arrangements provide for a term of employment, Adgero’s Chief Financial Officer, and Vice President of Operations and Product Development still may leave Adgero’s employment at any time, with appropriate notice, which generally would be 60 days notice. The loss of the services of any of Adgero’s executive officers or other key employees could potentially harm its business, operating results or financial condition. In particular, Adgero believes that the loss of the services of John Liatos, Adgero’s (interim) CEO & Chief Executive Officer and Chief Financial Officer, and Steven Rychnovsky, PhD, Adgero’s Vice President of Operations and Product Development, would have a material adverse effect on our business. Adgero’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Other biopharmaceutical companies with which Adgero competes for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than it does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Adgero has have to offer. If Adgero is unable to continue to attract and retain high-quality personnel, the rate and success at which it can develop and commercialize product candidates would be limited.

If product liability lawsuits are brought against Adgero, Adgero may incur substantial liabilities and may be required to limit commercialization of REM-001 Therapy.

Adgero faces a potential risk of product liability as a result of the clinical testing of REM-001 Therapy and will face an even greater risk if it commercializes REM-001 Therapy or any other future product. For example, Adgero may be sued if any product Adgero develops, including REM-001 Therapy, or any materials that it uses in its products allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If Adgero cannot successfully defend itself against product liability claims, Adgero may incur substantial liabilities or be required to limit commercialization of REM-001 Therapy. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for REM-001 Therapy or any future products that Adgero may develop;

•	injury to Adgero’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and Adgero’s resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	the inability to commercialize REM-001 Therapy; and

•	a decline in the value of Adgero’s stock.

Adgero’s inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops. Adgero intends to obtain product liability insurance covering its clinical trials. Although it will maintain such insurance, any claim that may be brought against it could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by Adgero’s insurance or that is in excess of the limits of Adgero’s insurance coverage. Adgero’s insurance policies will also have various exclusions, and it may be subject to a product liability claim for which it has no coverage. Adgero may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and it may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to the Merger

The Exchange Ratio will not be adjusted in the event of any change in DelMar’s stock price.

Except for adjustments based on the number of outstanding securities of DelMar and Adgero immediately prior to the Closing and as a result of the reverse stock split described herein, the Exchange Ratio is fixed. This means that the Exchange Ratio is not expected to change materially. Upon completion of the Merger, each issued and outstanding share of Adgero Common Stock (other than treasury shares held by Adgero) will be converted into the right to receive approximately 1.5639 shares of DelMar Common Stock and each Adgero Warrant will be converted into a warrant exercisable for that number of shares of DelMar Common Stock equal to the product of (i) the aggregate number of shares of Adgero Common Stock for which such warrant was exercisable and (ii) the Exchange Ratio, rounded down to the nearest whole share. Therefore, the value of the Merger Shares will depend on the market price of the DelMar Common Stock at the Closing of the Merger.

The market price of the DelMar Common Stock has fluctuated in the past and also since the date of the announcement of the Merger Agreement and may continue to fluctuate from the date of this proxy statement/prospectus/information statement to the date of the DelMar special meeting, the Closing of the Merger and thereafter. The market value of the Merger Shares to be issued at the Closing will not be known at the time of the DelMar special meeting. Therefore, current and historical market prices of DelMar Common Stock may not reflect the value that Adgero stockholders will receive in the Merger, and the current stock price quotations for DelMar Common Stock may not provide meaningful information to DelMar stockholders in determining whether to approve the DelMar Proposals or to Adgero stockholders in determining whether to approve the Merger Agreement and the transactions contemplated thereby. DelMar Common Stock is traded on The Nasdaq Capital Market under the symbol “DMPI.”

Changes in the market price of DelMar Common Stock may result from a variety of factors that are beyond the control of DelMar or Adgero, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. You are urged to obtain up-to-date prices for DelMar Common Stock.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of DelMar.

The parties’ respective obligations to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the receipt of at least $10 million in gross proceeds in the Private Placement. There can be no assurance that the conditions to completion of the Merger will be satisfied or waived or that the Merger will be completed. If the Merger is not completed for any reason, the ongoing businesses of DelMar and Adgero may be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, DelMar and Adgero would be subject to a number of risks, including the following:

•

DelMar and Adgero may experience negative reactions from the financial markets, including negative impacts on the trading price of DelMar Common Stock, which could affect DelMar’s ability to secure sufficient financing in the future on attractive terms (or at all) as a standalone company, and from their respective customers, vendors, regulators and employees;

•

Adgero may be required to pay DelMar a termination fee of $500,000 if Adgero fails to consummate the Merger under specified circumstances, and DelMar may be required to pay Adgero a termination fee of $500,000 if DelMar fails to consummate the Merger under specified circumstances;

•	DelMar and Adgero will be required to pay certain expenses incurred in connection with the Merger, whether or not the Merger is completed;

•

the Merger Agreement places certain restrictions on the operation of each of DelMar’s and Adgero’s respective businesses prior to the Closing of the Merger, and such restrictions, the waiver of which is subject to the consent of the other parties, may prevent DelMar or Adgero, as applicable, from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that DelMar or Adgero would have made, taken or pursued if these restrictions were not in place; and

•

matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by DelMar and Adgero management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either DelMar or Adgero as an independent company.

In addition, each of DelMar and Adgero could be subject to litigation related to any failure to complete the Merger or related to any proceeding to specifically enforce DelMar’s and Adgero’s obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect DelMar’s and Adgero’s business, financial condition, financial results and stock prices.

For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Termination Fees.”

There can be no assurance that DelMar will be able to raise sufficient capital in the Private Placement to consummate the Merger or for use by the combined company following the Merger.

DelMar intends to raise capital for use by the combined company through the issuance and sale of the Investment Shares in the Private Placement. The closing of the sale of the Investment Shares is contingent upon, among other customary closing conditions, the substantially concurrent closing of the Merger. In addition, pursuant to the terms of the Private Placement, DelMar agreed that, within 60 calendar days after the consummation of the final closing of the Private Placement (the “Filing Deadline”), DelMar will file with the SEC (at DelMar’s sole cost and expense) a registration statement registering the resale of the Conversion Shares and the Dividend Shares (the “Resale Registration Statement”), and DelMar shall use its commercially reasonable efforts to have the Resale Registration Statement declared effective within 90 calendar days of the filing of the Resale Registration Statement (which period shall be increased by an additional 30 calendar days in the event the SEC notifies DelMar that it intends to review the Resale Registration Statement). Please see the section entitled “Certain Agreements Related to the Merger—Private Placement.”

In addition, in the event DelMar raises gross proceeds in excess of $10 million but less than the Maximum Offering Amount in the Private Placement, DelMar may not have sufficient capital for all planned expenditures of the combined company and will likely need to raise additional capital. Based on planned expenditures, DelMar expects that its cash and cash equivalents at March 31, 2020, plus the net proceeds from the Private Placement (assuming the Minimum Offering Amount of $10 million) to be sufficient to meet its operating and capital requirements until the first half of calendar year 2021 or for at least nine months after the Closing of the Merger, until the first half of calendar year 2021 or at least nine months after the Closing of the Merger (assuming the Maximum Offering Amount of $20 million) and until the second half of calendar year 2021 or at least fifteen months after the Closing of the Merger (assuming an Over-allotment Amount of $30 million). The forecasts of the period of time through which the combined company’s current financial resources will be adequate to support its operations, and the costs to support our general and administrative, and research and development activities, including clinical studies, are forward-looking statements and involve risks and uncertainties. After the Merger and the Private Placement, especially if DelMar only raises the Minimum Offering Amount, the combined company will likely need to raise additional capital to continue to fund its clinical trials and operations. The combined company will likely seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing. The sale of equity and convertible debt securities may result in dilution to the combined company’s stockholders and certain of those securities may have rights senior to those of the holders of DelMar Common Stock. If the combined company raises additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict its operations, fund raising capabilities or otherwise. The source, timing and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress of the combined company’s clinical development programs following the Merger. Funding may not be available when needed, at all, or on terms acceptable to the combined company. Lack of necessary funds may require the combined company among other things, to delay, scale back or eliminate some or all of the combined company’s planned clinical trials.

In the event that the sale of the Investment Shares in the Private Placement is not consummated, other financing may not be available on acceptable terms, in a timely manner or at all. If DelMar is unable to secure financing, the Merger may be delayed or not be completed. If the Merger is delayed or not completed, DelMar may be unable to secure sufficient financing on attractive terms (or at all) as a standalone company and may not have sufficient capital for all planned expenditures of DelMar. In the event the Merger and the Private Placement is not consummated, based on current planned expenditures, DelMar expects that its cash and cash equivalents at March 31, 2020, to be sufficient to meet its operating and capital requirements until the fourth quarter of calendar year 2020. Please see the section entitled “The Merger Agreement—Termination Fees.”

The parties may not realize the anticipated benefits and cost savings of the Merger.

While DelMar and Adgero will continue to operate independently until the completion of the Merger, the success of the Merger will depend, in part, on DelMar’s and Adgero’s ability to realize the anticipated benefits and cost savings from combining DelMar’s and Adgero’s businesses. The parties’ ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

•	the parties’ ability to successfully combine their respective businesses;

•	the risk that the combined businesses will not perform as expected;

•

the extent to which the parties will be able to realize the expected synergies, which include realizing potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and creating value resulting from the combination of DelMar’s and Adgero’s businesses;

•	the possibility that the aggregate consideration being paid for Adgero is greater than the value DelMar will derive from the Merger;

•	the possibility that the combined company will not achieve the free cash flow that the parties have projected;

•	the reduction of cash available for operations and other uses;

•	the assumption of known and unknown liabilities of Adgero; and

•	the possibility of costly litigation challenging the Merger.

If DelMar and Adgero are not able to successfully integrate their businesses within the anticipated time frame, or at all, the anticipated cost savings, synergies operational efficiencies and other benefits of the Merger may not be realized fully or may take longer to realize than expected, and the combined company may not perform as expected.

Integrating DelMar’s and Adgero’s businesses may be more difficult, time-consuming or costly than expected.

DelMar and Adgero have operated and, until completion of the Merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s or both companies’ ongoing businesses or unexpected integration issues, such as higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of DelMar and Adgero in order to realize the anticipated benefits of the Merger so the combined business performs as expected include, among others:

•	combining the companies’ separate operational, financial, reporting and corporate functions;

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in corporate cultures and management philosophies;

•	maintaining employee morale and retaining key management and other employees;

•	attracting and recruiting prospective employees;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	coordinating sales, distribution and marketing efforts;

•	managing the movement of certain businesses and positions to different locations;

•	maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;

•	coordinating geographically dispersed organizations; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and, consequently, the business of the combined company.

DelMar and Adgero will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees, vendors and customers may have an adverse effect on DelMar or Adgero and consequently on the combined company after the closing of the Merger. These uncertainties may impair DelMar’s and Adgero’s ability to retain and motivate key personnel and could cause customers and others that deal with DelMar and Adgero, as applicable, to defer or decline entering into contracts with DelMar or Adgero, as applicable, or making other decisions concerning DelMar or Adgero, as applicable, or seek to change existing business relationships with DelMar or Adgero, as applicable. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the Merger, DelMar’s and Adgero’s businesses could be harmed. Furthermore, the Merger Agreement places certain restrictions on the operation of DelMar’s and Adgero’s businesses prior to the closing of the Merger, which may delay or prevent DelMar and Adgero from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger. Please see the section entitled “The Merger Agreement—Covenants; Conduct of Business Pending the Merger” for a description of the restrictive covenants applicable to DelMar and Adgero.

Third parties may terminate or alter existing contracts or relationships with DelMar or Adgero.

Each of DelMar and Adgero has contracts with customers, vendors and other business partners which may require DelMar or Adgero, as applicable, to obtain consents from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which DelMar and/or Adgero currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either party in anticipation of the Merger, or with the combined company following the Merger. The pursuit of such rights may result in DelMar and Adgero suffering a loss of potential future revenue, incurring liabilities in connection with a breach of such agreements or losing rights that are material to its business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement under other specified circumstances, in which case the Merger would not be completed.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed. These conditions include, among others: (i) the absence of certain legal impediments, (ii) effectiveness of the registration statement on Form S-4 relating to the Merger, (iii) obtaining all governmental authorizations, (iv) obtaining the DelMar Stockholder Approval, (v) the approval of the Merger Agreement and the Merger by Adgero stockholders, (vi) the receipt of at least $10 million of gross proceeds in the Private Placement and (vii) the listing of the Merger Shares, Conversion Shares, the Dividend Shares, the Placement Agent Warrant Shares and the Success Fee Shares on Nasdaq. In addition, each party’s obligation to complete the Merger is subject to the accuracy of the other parties’ representations and warranties in the Merger Agreement (subject in most cases to “material adverse effect” qualifications), the other parties’ compliance, in all material respects, with their respective covenants and agreements in the Merger Agreement.

The conditions to the Closing may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by August 31, 2020, any party may choose not to proceed with the Merger. Moreover, the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after receipt of the DelMar Stockholder Approval and the approval of the Merger Agreement and the Merger by Adgero stockholders and each party may elect to terminate the Merger Agreement in certain other circumstances, as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement.” If the Merger Agreement is terminated, DelMar or Adgero, as applicable, may incur substantial fees and expenses in connection with termination of such Agreement and neither of them will realize the anticipated benefits of the Merger. For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Termination Fees.”

DelMar or Adgero may waive one or more of the closing conditions to the Merger without re-soliciting stockholder approval.

Each of DelMar and Adgero has the right to waive certain of the closing conditions to the Merger. Any such waiver may not require re-solicitation of stockholders, in which case stockholders of DelMar and stockholders of Adgero will not have the chance to change their votes as a result of any such waiver and DelMar and Adgero will have the ability to complete the Merger without seeking further stockholder approval. Any determination whether to waive any condition to the Merger, whether stockholder approval would be re-solicited as a result of any such waiver or whether this proxy statement/prospectus/information statement would be amended as a result of any waiver will be made DelMar or Adgero, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time, and any such waiver could have an adverse effect on the combined company.

Both DelMar’s stockholders and Adgero’s stockholders will have a reduced ownership and voting interest after the Merger and the Private Placement and will exercise less influence over management.

After the completion of the Merger and the Private Placement, DelMar’s stockholders and Adgero’s stockholders will own a smaller percentage of the combined company than they currently own of DelMar and Adgero, respectively. Upon completion of the Merger, it is expected that DelMar stockholders will own 50.5% of the total voting shares outstanding of DelMar, and Adgero stockholders will own 49.5% of the total voting shares outstanding of DelMar, in each case immediately after consummation of the Merger and not giving effect to the closing of the Private Placement and certain other related issuances. As of the result of the Private Placement and depending on the amount of gross proceeds received by DelMar in the Private Placement, the percentages set forth above will be further reduced by the securities issued in such offering. Consequently, DelMar stockholders, as a group, and Adgero stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their current ownership and voting power in DelMar and Adgero, respectively. In particular, upon consummation of the Merger and the Private Placement, Adgero stockholders, as a group, and DelMar stockholders, as a group, respectively, will have less than a majority of the ownership and voting power of DelMar and, therefore, will be able to exercise less collective influence over the management and policies of DelMar than they currently exercise over the management and policies of their respective company.

The Merger Agreement limits DelMar’s and Adgero’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that make it more difficult for DelMar and Adgero to enter into alternative transactions. The Merger Agreement contains certain provisions that restrict DelMar’s and Adgero’s ability to solicit or facilitate proposals from third parties with respect to transactions involving the financing or sale of DelMar or Adgero, as applicable, or provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a third-party acquisition proposal. Further, there are only limited exceptions to DelMar’s and Adgero’s agreement that its board of directors will not change its recommendation in favor of the adoption of the Merger Agreement. However, at any time prior to the receipt of the DelMar Stockholder Approval and the approval of the Merger Agreement and the Merger by Adgero stockholders, in response to an unsolicited superior proposal made by a third party, DelMar’s and Adgero’s board of directors, as applicable, may make an adverse recommendation change, and terminate the Merger Agreement to enter into an alternative acquisition agreement, if it concludes in good faith, after consultation with their respective outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of DelMar’s or Adgero’s board of directors under the circumstances and under applicable law. Please see the section entitled “The Merger Agreement—Non-Solicitation.”

DelMar may be required to pay a termination fee of $500,000 to Adgero if the Merger is not consummated under specified circumstances. Please see the section entitled “The Merger Agreement—Termination Fees”, including as described above, for a description of the circumstances under which such a termination fee is payable. Upon obtaining the DelMar Stockholder Approval, DelMar’s right to terminate the Merger Agreement in response to a superior proposal will cease.

In addition, Adgero may be required to pay DelMar a termination fee of $500,000 if the Merger is not consummated under specified circumstances. Please see the section entitled “The Merger Agreement—Termination Fees”, including as described above, for a description of the circumstances under which such a termination fee is payable. Upon adoption of the Merger Agreement by Adgero’s stockholders, Adgero’s right to terminate the Merger Agreement in response to a superior proposal will cease.

While DelMar and Adgero believe these provisions are reasonable, customary and not preclusive of other offers, the provisions might discourage a third party that has an interest in acquiring all or a significant part of DelMar or Adgero from considering or proposing such an acquisition, even if such party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration or if such party were prepared to enter into an agreement that may be more favorable to DelMar or Adgero or their respective stockholders.

The Adgero Forecasts considered by DelMar and Ladenburg may not be realized, which may adversely affect the market price of DelMar Common Stock following the completion of the Merger.

In performing its financial analyses and rendering its opinion related to the Merger, Ladenburg relied on, among other things, certain information, including the Adgero Forecasts. Please see the sections entitled “The Merger—Opinion of Ladenburg” and “The Merger—Certain Adgero Unaudited Projected Financial Information.” The Adgero Forecasts were prepared by, or at the direction of, the management of DelMar. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. generally accepted accounting principles (“GAAP”) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of DelMar. There can be no assurance that Adgero’s financial condition, including its cash flows or results of operations will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of DelMar Common Stock or the financial position of DelMar following the Merger.

Executive officers and directors of DelMar and Adgero may have interests in the Merger that are different from, or in addition to, the rights of their respective stockholders.

Executive officers of DelMar and Adgero negotiated the terms of the Merger Agreement and the DelMar board of directors and the Adgero board of directors each approved the Merger Agreement and the Merger and recommend that each stockholder vote in favor of the proposals at each respective meeting. These executive officers and directors may have interests in the Merger that are different from, or in addition to, the DelMar or Adgero stockholders. These interests include the continued employment of certain executive officers of DelMar and Adgero by DelMar following the Merger, the continued service of certain directors DelMar and Adgero as directors of DelMar following the Merger, the indemnification of DelMar and Adgero executive officers and directors by DelMar and the compensation payable to the Placement Agent and SternAegis Ventures. Stockholders should be aware of these interests when they consider their board of directors’ recommendation that stockholders vote in favor of the Merger. For a description of the interests of DelMar’s executive officers and directors in the Merger, please see the section entitled “The Merger—Interests of DelMar’s Directors and Officers in the Merger.” For a description of the interests of Adgero’s executive officers and directors in the Merger, please see the section entitled “The Merger—Interests of Adgero’s Directors and Officers in the Merger.”

The shares of DelMar Common Stock to be received by Adgero stockholders as a result of the Merger will have rights that are different from the rights of shares of Adgero Common Stock.

Following completion of the Merger, Adgero stockholders will no longer be Adgero stockholders, but will instead be DelMar stockholders governed by Nevada law, the DelMar Articles and the DelMar Bylaws. There will be important differences between the current rights as an Adgero stockholder and the rights as a DelMar stockholder. Please see the section entitled “Comparison of the Rights of Holders of DelMar Stock and Adgero Stock” for a description of the different rights of DelMar Common Stock, on the one hand, and Adgero Common Stock, on the other hand.

The Series C Preferred Stock will have rights, preferences and privileges that will not be held by, and will be preferential to, the rights of holders of DelMar Common Stock, which could adversely affect the liquidity and financial condition of DelMar, and may result in the interests of the holders of Series C Preferred Stock differing from those of the holders of DelMar Common Stock.

The Series C Preferred Stock will rank on parity with the shares of DelMar Series A Preferred Stock and DelMar Series B Preferred Stock with respect to liquidation preferences. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series C Preferred Stock will be entitled to receive distributions out of DelMar’s assets in an amount per share equal to $1,000 plus all accrued and unpaid dividends, whether capital or surplus before any distributions shall be made on any shares of DelMar Common Stock.

In addition, holders of Series C Preferred Stock will be entitled to dividends, payable in shares of DelMar Common Stock at a rate of 10%, 15%, 20% and 25% of the number of shares of DelMar Common Stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the Private Placement to occur in connection with the Closing of the Merger. Dividends will be payable in shares of DelMar Common Stock and will only be payable to those holders that continue to hold Series C Preferred Stock on the respective anniversary dates of the closing of the Private Placement of the Minimum Offering Amount.

These dividend obligations to the holders of Series C Preferred Stock could limit DelMar’s ability to obtain additional financing, which could have an adverse effect on its financial condition. The preferential rights described above could also result in divergent interests between the holders of shares of Series C Preferred Stock and the holders of DelMar Common Stock.

Any issuance of DelMar Common Stock upon conversion of the Series C Preferred Stock will cause dilution to then existing DelMar stockholders and may depress the market price of DelMar Common Stock.

The Series C Preferred Stock accrues dividends in shares of DelMar Common Stock at an initial minimum rate of 10% per annum and following the forty eight month anniversary of the initial closing of the Private Placement to occur in connection with the Closing of the Merger, such dividend rate could increase to as high as 25% per annum. We may have different closing dates for the Private Placement, and if we have more than one closing of the Private Placement, subsequent issuances of the Series C Preferred Stock will be issued as a separate identifiable classes of Series C Preferred Stock. Each class of Series C Preferred Stock will have a Conversion Price that will be equal to the lesser of (i) the closing price of DelMar Common Stock on Nasdaq on the date immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued or (ii) the average closing price of the DelMar Common Stock on Nasdaq for the five trading days immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued, subject to adjustment.

The issuance of DelMar Common Stock upon conversion of the Series C Preferred Stock and as payment of dividends on the Series C Preferred Stock will result in immediate and substantial dilution to the interests of holders of DelMar Common Stock, and such dilution will increase over time in connection with the accrual of dividends on the Series C Preferred Stock.

The combined company may incur future indebtedness that will rank senior to the Series C Preferred Stock or issue additional series of preferred stock that rank on a parity with, or senior to, the Series C Preferred Stock as to dividend payments and liquidation preference.

The combined company may incur substantial amounts of additional debt and other obligations that will rank senior to the Series C Preferred Stock, and the terms of the Series C Preferred Stock do not limit the amount of such debt or other obligations that we may incur. The terms of the Series C Preferred Stock will not prohibit the combined company from issuing additional series of preferred stock that would rank on parity with the Series C Preferred Stock. DelMar’s Articles allow for the board of directors to create new series of preferred stock without further approval by its stockholders, which could adversely affect the rights of the holders of the Series C Preferred Stock and DelMar Common Stock. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the Series C Preferred Stock in the event of liquidation. If the combined company issues preferred stock with voting rights that dilute the voting power of DelMar Common Stock, the market price of DelMar Common Stock could decrease, adversely affecting the value of the Series C Preferred Stock. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for DelMar Common Stock to decline and may adversely affect the combined company’s ability to raise additional capital in the financial markets at times and prices favorable to it.

DelMar, Adgero and, subsequently, the combined company may have difficulty attracting, motivating and retaining executives and other key employees in light of the proposed Merger.

The combined company’s success after the Merger will depend in part on each of DelMar’s and Adgero’s ability to retain key executives and other employees. Uncertainty about the effect of the Merger on DelMar’s and Adgero’s employees may have an adverse effect on each company separately and consequently, the combined business. This uncertainty may impair the combined company’s ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Merger, as DelMar’s and Adgero’s employees may experience uncertainty about their future roles in the combined business.

Additionally, Adgero’s officers and employees hold Adgero Common Stock and Adgero Warrants, and, if the Merger is completed, these officers and employees will be entitled to the DelMar Common Stock in respect of such shares and warrants.

Furthermore, if any of DelMar or Adgero’s key employees depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, DelMar or Adgero, as applicable, may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the Merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that DelMar or Adgero has been able to attract or retain employees in the past.

Because the Merger will result in an ownership change under Section 382 of the Code for Adgero, Adgero’s premerger net operating loss (“NOL”) carryforwards and certain other tax attributes will be subject to limitations. The NOL carryforwards and other tax attributes of DelMar and of the combined organization may also be subject to limitations as a result of ownership changes.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code (“Section 382”), the corporation’s NOL carryforwards and certain other tax attributes arising before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Adgero and, accordingly, Adgero’s NOL carryforwards and certain other tax attributes will be subject to limitations (or disallowance) on their use after the Merger. DelMar’s NOL carryforwards may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on DelMar’s, Adgero’s and the combined company’s NOL carryforwards. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of DelMar’s, Adgero’s or the combined company’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

DelMar and Adgero will incur significant transaction and Merger-related transition costs in connection with the Merger.

DelMar and Adgero expect that they will incur significant, non-recurring costs in connection with consummating the Merger and integrating the operations of the two companies post-closing. DelMar and/or Adgero may incur additional costs to retain key employees. DelMar and/or Adgero will also incur significant fees and expenses relating to financing arrangements and legal services (including any costs that would be incurred in defending against any potential class action lawsuits and derivative lawsuits in connection with the Merger if any such proceedings are brought), accounting and other fees and costs, associated with consummating the Merger. Some of these costs are payable regardless of whether the Merger is completed. In addition, Adgero may be required to pay a termination fee of $500,000 and DelMar may be required to pay a termination fee of $500,000 if the Merger Agreement is terminated under specified circumstances described in this proxy statement/prospectus/information statement. Though DelMar and Adgero continue to assess the magnitude of these costs, additional unanticipated costs may be incurred in the Merger and the integration of the businesses of DelMar and Adgero.

The unaudited pro forma financial information included in this proxy statement/prospectus/information statement is preliminary and the combined company’s actual financial position or results of operations after the Merger may differ materially.

The unaudited pro forma financial information in this proxy statement/prospectus/information statement is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon estimates, to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed, based on their estimated acquisition-date fair values. The purchase price allocation reflected in this document is preliminary, and a final determination of the fair value of assets acquired and liabilities assumed will be based on the actual net tangible and intangible assets and liabilities of Adgero that existed as of the date of the completion of the Merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma information reflected in this proxy statement/prospectus/information statement. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The opinion of Ladenburg will not be updated to reflect changes in circumstances between the signing of the Merger Agreement on June 9, 2020 and the completion of the Merger.

DelMar has not obtained an updated opinion from Ladenburg as of the date of this proxy statement/prospectus/information statement, and DelMar does not anticipate asking Ladenburg to update its opinion. Changes in the operations and prospects of DelMar, general market and economic conditions and other factors that may be beyond the control of DelMar, and on which Ladenburg’s opinion was based in part, may significantly alter the prices of the shares of DelMar Common Stock by the Closing Date. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Ladenburg will not be updating its opinion, which was issued in connection with the signing of the Merger Agreement on June 9, 2020, the opinion will not address the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of DelMar at the date of the Closing. The DelMar board of directors’

recommendation that DelMar stockholders vote “FOR” the proposals included herein, however, is made as of the date of this proxy statement/prospectus/information statement. For a description of the opinion that DelMar received from Ladenburg, please see the section entitled “The Merger—Opinion of Ladenburg.”

DelMar and Adgero may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on DelMar’s or Adgero’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect DelMar’s or Adgero’s or, if the Merger is completed but delayed, the combined company’s business, financial position and results of operations. As of the date of proxy statement/prospectus/information statement, no such lawsuits have been filed in connection with the Merger and we cannot predict whether any will be filed.

The lack of a public market for Adgero shares makes it difficult to determine the fair market value of the Adgero shares, and Adgero stockholders may receive consideration in the Merger that is less than the fair market value of the Adgero shares and/or DelMar may pay more than the fair market value of the Adgero shares.

Adgero is privately held and its capital stock is not traded in any public market. The lack of a public market makes it extremely difficult to determine Adgero’s fair market value. Because the percentage of DelMar’s equity to be issued to Adgero stockholders was determined based on negotiations between the parties, it is possible that the value of the DelMar Common Stock to be received by Adgero stockholders will be less than the fair market value of Adgero, or DelMar may pay more than the aggregate fair market value for Adgero.

Additional Risks Relating to the Combined Company after Completion of the Merger

The combined company will be subject to the risks that each of DelMar and Adgero faces.

Following completion of the Merger, the combined company will be subject to numerous risks and uncertainties, including the risks faced by each of DelMar and Adgero, which are described in the documents that DelMar has filed with the SEC, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2019 of DelMar filed with the SEC on September 9, 2019, as updated by Quarterly Reports on Form 10-Q of DelMar and future filings after the date of this proxy statement/prospectus/information statement with the SEC by DelMar, and in the sections of this proxy statement/prospectus/information statement entitled “Risk Factors—Risks Related to Adgero” and entitled “Risk Factors—Risks Related to DelMar.” If any such risks actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected.

The market price for shares of DelMar Common Stock may be affected by factors different from those affecting the market price for shares of Adgero Common Stock.

Upon completion of the Merger, holders of Adgero Common Stock will become holders of DelMar Common Stock. DelMar’s and Adgero’s respective business differ, and accordingly the results of operations of the combined company , and the market price of the common stock of the combined company, will be affected by factors different from those currently affecting the results of operations of DelMar and Adgero. For a discussion of the businesses of DelMar and Adgero and of certain factors to consider in connection with those businesses, please see the sections entitled “Information About Adgero,” “Information About DelMar,”“Risk Factors—Risks Related to Adgero” and “Risk Factors—Risks Related to DelMar.”

The market price for shares of DelMar Common Stock may decline as a result of the Merger, including as a result of some DelMar stockholders adjusting their portfolios.

The market value of DelMar Common Stock at the time of consummation of the Merger may vary significantly from the price of DelMar Common Stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus/information statement and the date of the DelMar special meeting. Following consummation of the Merger, the market price of DelMar Common Stock may decline if, among other things, the operational cost savings estimates in connection with the integration of DelMar’s and Adgero’s businesses are not realized, or if the costs related to the Merger are greater than expected, or if the financing related to the Merger is on unfavorable terms. The market price also may decline if DelMar does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Merger on DelMar’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of DelMar Common Stock by DelMar’s stockholders after the completion of the Merger may cause the market price of DelMar Common Stock to decrease. Based on the number of shares of DelMar Common Stock outstanding as of June 30, 2020, the latest practicable date before the date of this proxy statement/prospectus/information statement, approximately 22,823,427 shares of DelMar Common Stock are expected to be issued and outstanding immediately after the Closing of the Merger (not taking into account any securities issuable in connection with the Private Placement). Many DelMar stockholders and Adgero stockholders may decide not to hold the shares of DelMar Common Stock that they receive in the Merger. Other DelMar stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of DelMar Common Stock that they receive in the Merger. Such sales of DelMar Common Stock could have the effect of depressing the market price for DelMar Common Stock and may take place promptly following the Closing of the Merger.

Any of these events may make it more difficult for DelMar to sell equity or equity-related securities, dilute your ownership interest in DelMar and have an adverse impact on the price of DelMar Common Stock.

DelMar does not expect to declare any cash dividends in the foreseeable future.

After the completion of the Merger, DelMar does not anticipate declaring any cash dividends to holders of DelMar Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The Merger may not be accretive, and may be dilutive, to the combined company’s earnings per share, which may negatively affect the market price of shares of DelMar Common Stock.

DelMar and Adgero currently believe the Merger will result in a number of benefits, including cost savings, operating efficiencies, and stronger demand for their respective products and services, and that the Merger will be accretive to the combined company’s earnings. This belief is based, in part, on preliminary current estimates that may materially change. In addition, future events and conditions, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the Merger, could decrease or delay the accretion that is currently anticipated or could result in dilution. Any dilution of, or decrease in or delay of any accretion to, the combined company’s earnings per share could cause the price of shares of DelMar Common Stock to decline or grow at a reduced rate.

Provisions of Nevada law or the DelMar Articles could delay or prevent an acquisition of DelMar, even if the acquisition would be beneficial to its stockholders, and could make it more difficult for stockholders to change DelMar’s management.

The DelMar Articles contain provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. DelMar is also subject to anti-takeover provisions under Nevada law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: limitations on the ability to engage in any “combination” with an “interested stockholder” (each, as defined in the NRS) for two years from the date the person first becomes an “interested stockholder”; being subject to Sections 78.378 to 78.3793 of the NRS and allowing an “acquiring person” to obtain voting rights in “control shares” without shareholder approval; the ability of the DelMar board of directors to issue shares of currently undesignated and unissued preferred stock without prior stockholder approval; advance notice requirements for stockholder proposals or nominations of directors; limitations on the ability of stockholders to call special meetings; the requirement that certain amendments to the DelMar Articles be approved by 76% of the voting power of the outstanding shares of DelMar capital stock; and the ability of the DelMar board of directors to amend the DelMar Bylaws without stockholder approval. For more information, please see the section entitled “Description of DelMar’s Securities–Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation, as amended, and Bylaws.”

Risks Related to DelMar

An investment in DelMar Common Stock involves a high degree of risk. In determining whether to purchase DelMar Common Stock, an investor should carefully consider all of the material risks described below, together with the other information contained in this proxy statement/prospectus/information statement before making a decision to purchase DelMar’s securities.

Risks Related to DelMar’s Business

DelMar has expressed substantial doubt about its ability to continue as a going concern.

As discussed in Note 1 to the condensed consolidated interim financial statements for the nine months ended March 31, 2020, DelMar’s financial statements for the nine months ended March 31, 2020, include an explanatory paragraph that such financial statements were prepared assuming that DelMar will continue as a going concern. A going concern basis assumes that DelMar will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the nine months ended March 31, 2020, DelMar reported a loss of $5,302,904, and a negative cash flow from operations of $5,348,629. DelMar had an accumulated deficit of $65,893,587 and had cash and cash equivalents of $4,973,378 as of March 31, 2020. DelMar is in the development stage and has not generated any revenues to-date. DelMar does not have the prospect of achieving revenues until such time that its product candidate is commercialized, or partnered, which may not ever occur. In the near future, DelMar will require additional funding to maintain its clinical trials, research and development projects, and for general operations. These circumstances indicate substantial doubt exists about DelMar’s ability to continue as a going concern within one year from the date of filing of its condensed consolidated financial statements for the nine months ended March 31, 2020.

Consequently, management is pursuing various financing alternatives to fund DelMar’s operations so DelMar can continue as a going concern. However, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements but the ultimate impact of the COVID-19 pandemic on DelMar’s ability to raise additional capital is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak and any new information which may emerge concerning the severity of the

COVID-19 pandemic. DelMar may not be able to raise sufficient additional capital and may tailor its drug candidate development program based on the amount of funding we are able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

The financial statements for the nine months ended March 31, 2020 do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. Such adjustments could be material.

DelMar has a limited operating history and a history of operating losses and expects to incur significant additional operating losses.

DelMar is an early stage company and there is limited historical financial information upon which to base an evaluation of its performance. DelMar’s prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. DelMar expects to incur substantial additional net expenses over the next several years as its research, development and commercial activities increase.

The amount of future losses and when, if ever, DelMar will achieve profitability are uncertain. DelMar’s ability to generate revenue and achieve profitability will depend on, among other things, successful completion of the preclinical and clinical development of DelMar’s product candidate; obtaining necessary regulatory approvals from the FDA and international regulatory agencies; successful manufacturing, sales and marketing arrangements; and raising sufficient funds to finance DelMar’s activities. If DelMar is unsuccessful at some or all of these undertakings, DelMar’s business, prospects and results of operations may be materially adversely affected.

DelMar will need to raise additional capital, which may cause dilution to DelMar’s stockholders, restrict its operations or require DelMar to relinquish rights to technologies or product candidates.

Until such time, if ever, as DelMar can generate substantial product revenues, DelMar expects to finance its cash needs through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. As of March 31, 2020, DelMar had cash and cash equivalents $4,973,378 which DelMar expects to fund its planned operations into the fourth quarter of calendar 2020. DelMar will also need to raise additional capital to fund its operations. DelMar does not have any committed external source of funds. To the extent that DelMar raises additional capital through the sale of equity or convertible debt securities, then-existing stockholders’ interests may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect their rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit DelMar’s ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in fixed payment obligations.

If DelMar raises funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, DelMar may have to relinquish valuable rights to DelMar’s technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to DelMar. If DelMar is unable to raise additional funds through equity or debt financings when needed, DelMar may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that DelMar would otherwise prefer to develop and market itself.

DelMar’s inability to obtain additional financing could adversely affect DelMar’s ability to meet its obligations under DelMar’s planned clinical studies and could negatively impact the timing of DelMar’s clinical results.

DelMar’s ability to meet DelMar’s obligations and continue the research and development of DelMar’s product candidate is dependent on DelMar’s ability to continue to raise adequate financing. DelMar may not be successful in obtaining such additional financing in the amount required at any time, or for any period, or, if available, that it can be obtained on terms satisfactory to DelMar. In the event that DelMar is unable to obtain such additional financing, DelMar may be unable to meet DelMar’s obligations under DelMar’s planned clinical studies and DelMar may have to tailor its drug candidate development programs based on the amount of funding DelMar raises which could negatively impact the timing of DelMar’s clinical results. In addition, DelMar could be required to cease its operations.

DelMar faces significant risks related to the COVID-19 pandemic, or the widespread outbreak of any other communicable disease, which could have material and adverse impacts on DelMar’s business, financial condition, liquidity and results of operations.

DelMar faces risks related to health epidemics or outbreaks of communicable diseases, including the recent outbreak around the world of the highly transmissible and pathogenic coronavirus, COVID-19. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China and on March 11, 2020 was declared a pandemic by the World Health Organization. The ultimate impact of the COVID-19 pandemic on DelMar’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or DelMar, may determine are needed.

To date, many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of COVID-19 and have closed non-essential businesses. As local jurisdictions continue to put restrictions in place, DelMar’s ability to continue to operate DelMar’s business may also be limited. Such events may result in a period of business, supply and drug product manufacturing disruption, and in reduced operations, any of which could materially affect DelMar’s business, financial condition and results of operations.

DelMar is currently conducting clinical studies in multiple countries where there has been a COVID-19 outbreak. Changes in circumstances surrounding COVID-19, such as additional travel limitations imposed by governmental authorities could result in new patients being unable to be enrolled in DelMar’s studies, or existing patients being unable to continue to receive treatment, could impact the cost of DelMar’s studies as DelMar may have to enroll additional patients in order to obtain the data necessary to be able to conclude its studies. DelMar cannot predict whether any of its clinical testing sites will withdraw from participation in any of DelMar’s studies temporarily, or permanently. In addition, even if DelMar able to fully enroll and treat all patients in its studies, obtaining full data could be impacted by an inability to ship and analyze samples, or otherwise complete data assessment. Further, if the patients enrolled in DelMar’s clinical studies become infected with COVID-19, DelMar may have more adverse events and deaths in its clinical studies as a result. DelMar may also face difficulties enrolling patients in its clinical studies if the patient populations that are eligible for DelMar’s clinical studies are impacted by the coronavirus disease. Vulnerable patients, such as the cancer patients enrolled in DelMar’s clinical studies, may be at a higher risk of contracting COVID-19 and may experience more severe symptoms from the disease, adversely affecting DelMar’s chances for regulatory approval, or requiring further clinical studies. The continued spread of COVID-19 globally, and the resulting travel restrictions in place by governments to help stop the spread of COVID-19, could adversely impact DelMar’s clinical study operations, including the ability of DelMar’s principal investigators and site staff to travel to its clinical study sites, and DelMar’s ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography.

In addition, the continued impact resulting from the COVID-19 outbreak in areas where DelMar has manufacturing operations for its clinical drug supply, or where DelMar’s suppliers or distributors operate, or if the COVID-19 outbreak in these areas were to increase in severity, and the measures taken by the governments of countries affected, could adversely affect DelMar’s business, financial condition, or results of operations by limiting DelMar’s ability to manufacture or ship materials, or by forcing temporary closure of facilities that it relies upon.

The spread of COVID-19, which has caused a broad impact globally, may materially affect DelMar economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing DelMar’s ability to access capital, which could in the future negatively affect DelMar’s liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect DelMar business and the value of DelMar Common Stock.

While the DelMar Common Stock is expected to be listed on Nasdaq, there is no guarantee as to how long such listing will be maintained.

DelMar Common Stock is listed for trading on Nasdaq. DelMar must satisfy Nasdaq’s continued listing requirements, including, among other things, a minimum closing bid price requirement of $1.00 per share for 30 consecutive business days. If a company’s common stock trades for 30 consecutive business days below the $1.00 minimum closing bid price requirement, Nasdaq will send a deficiency notice, advising that such company has been afforded a “compliance period” of 180 calendar days to regain compliance with the applicable requirements. Thereafter, if such a company does not regain compliance with the bid price requirement, a second 180-day compliance period may be available, provided (i) it meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on Nasdaq, including stockholder equity requirements, which DelMar may be unable to satisfy (except for the bid price requirement), and (ii) it provides written notice to Nasdaq of its intention to cure this deficiency during the second compliance period by effecting a reverse stock split, if necessary. In the event the company does not regain compliance with Rule 5550(a)(2) prior to the expiration of the initial 180 calendar day period, and if it appears to the Staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq Staff”) that the company will not be able to cure the deficiency, or if the company is not otherwise eligible, the Nasdaq Staff will provide the company with written notification that its securities are subject to delisting from Nasdaq. At that time, the company may appeal the delisting determination to a Hearings Panel.

On September 26, 2019, the Nasdaq Staff notified DelMar that it did not comply with the minimum $1.00 per share bid price requirement for continued listing, as set forth in Nasdaq Listing Rule 5550(a)(2), and DelMar had 180 calendar days, or until March 24, 2020, within which to regain compliance. On March 25, 2020, DelMar received a written notice from the Nasdaq Staff confirming the Company’s eligibility for continued listing of DelMar Common Stock on Nasdaq pursuant to an additional 180 calendar day extension through September 21, 2020. On April 20, 2020, DelMar received a written notice from the Nasdaq Staff stating that, in response to the COVID-19 pandemic and related market conditions, Nasdaq had filed a rule change with the SEC to suspend the compliance period for the minimum closing bid price requirement from April 16, 2020 through June 30, 2020. As a result, DelMar has until December 7, 2020 to regain compliance. To regain compliance, the closing bid price of DelMar Common Stock must be at least $1.00 per share for a minimum of ten consecutive business days or more at the discretion of the Nasdaq Staff.

If DelMar is unable to regain compliance with the minimum closing bid price requirement by December 7, 2020, or if DelMar fails to meet any of the other continued listing requirements, including stockholder equity requirements, DelMar’s securities may be delisted from Nasdaq and trade on the OTC Markets Group Inc. or other small trading markets, which could reduce the liquidity of DelMar Common Stock materially and result in a corresponding material reduction in the price of DelMar Common Stock. In addition, delisting could harm DelMar’s ability to raise capital through alternative financing sources on terms acceptable to DelMar, or at all, and may result in the potential loss of confidence by investors, employees and business development opportunities. Such a delisting likely would impair your ability to sell or purchase DelMar Common Stock when you wish to do so. Further, if DelMar was to be delisted from Nasdaq, DelMar Common Stock may no longer be recognized as a “covered security” and DelMar would be subject to regulation in each state in which it offers securities. Thus, delisting from Nasdaq could adversely affect DelMar’s ability to raise additional financing through the public or private sale of equity securities, would significantly impact the ability of investors to trade DelMar securities and would negatively impact the value and liquidity of DelMar Common Stock.

DelMar is seeking stockholder approval of a Reverse Stock Split of DelMar Common Stock for the purpose of maintaining the listing of DelMar Common Stock on the Nasdaq Capital Market, but DelMar may not obtain stockholder approval or it may not have the desired result.

DelMar is seeking stockholder approval of a reverse stock split of DelMar Common Stock for the purpose of raising the per share trading price of the DelMar Common Stock and maintaining the listing of DelMar Common Stock on the Nasdaq Capital Market. However, there is no assurance that DelMar’s stockholders will approve the Reverse Stock Split Proposal, or even if they do, that it will have the desired result and that DelMar will be able to maintain its listing on the Nasdaq Capital Market. Even if DelMar effects the Reverse Stock Split and maintains its listing, shares of DelMar Common Stock may still have a relatively low trading price, which could hinder DelMar’s ability to attract institutional or other potential investors. Furthermore, the price per share of DelMar Common Stock after the Reverse Stock Split, if approved and implemented, may not reflect the Reverse Stock Split and the price per share following the effective time of the Reverse Stock Split may not be maintained for any period of time following the Reverse Stock Split. In many cases, the market price of a company’s shares declines after a reverse stock split. Accordingly, the total market capitalization of DelMar Common Stock following the contemplated Reverse Stock Split may be lower than before the Reverse Stock Split. Similarly, the trading liquidity of the DelMar Common Stock could be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split.

In the event that DelMar’s stockholders do not approve the Reverse Stock Split Proposal, DelMar’s board of directors may take action to effect a reverse split of DelMar Common Stock and a corresponding decrease to DelMar’s authorized capital stock, without stockholder approval pursuant to NRS 78.207 if required to comply with the Nasdaq minimum bid price requirement and if deemed to be in the interests of DelMar.

If DelMar is unable to effectively implement or maintain a system of internal control over financial reporting, DelMar may not be able to accurately or timely report its financial results and its stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require DelMar’s to evaluate the effectiveness of DelMar’s internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of DelMar’s internal control over financial reporting in DelMar’s Annual Report on Form 10-K for that fiscal year. Management determined that as of March 31, 2020 and in past periods, DelMar’s disclosure controls and procedures and internal control over financial reporting were not effective due to material weaknesses in DelMar’s internal control over financial reporting related to DelMar’s limited number of employees in DelMar’s accounting department and inadequate segregation of duties over authorization, review and recording of transactions, as well as the financial reporting of such transactions. Any failure to implement new or improved controls necessary to remedy the material weaknesses described above, or difficulties encountered in the implementation or operation of these controls, could harm DelMar’s operations, decrease the reliability of DelMar’s financial reporting, and cause DelMar to fail to meet DelMar’s financial reporting obligations, which could adversely affect DelMar’s business and reduce DelMar’s stock price.

DelMar is an early-stage company and may never achieve commercialization of its candidate products or profitability.

DelMar is an early stage of development and commercialization of its technologies and product candidate. DelMar has not yet begun to market any products and, accordingly, have not begun or generate revenues from the commercialization of DelMar’s product. DelMar’s product will require significant additional clinical testing and investment prior to commercialization. A commitment of substantial resources by DelMar’s and, potentially, DelMar’s partners to conduct time-consuming research and clinical studies will be required if DelMar is to complete the development of DelMar’s product candidate. There can be no assurance that DelMar’s product candidate will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. DelMar’s product candidate is not expected to be commercially available for several years, if at all.

DelMar is currently focused on the development of a single product candidate.

DelMar’s product development efforts are currently focused on a single product, VAL-083, for which DelMar is researching multiple indications. If VAL-083 fails to achieve clinical endpoints or exhibits unanticipated toxicity or if a superior product is developed by a competitor, DelMar’s prospects for obtaining regulatory approval and commercialization may be negatively impacted. In the long-term, DelMar hopes to establish a pipeline of product candidates, and DelMar has identified additional product candidates that DelMar may be able to acquire or license in the future. However, at this time DelMar does not have any formal agreements granting DelMar any rights to such additional product candidates.

Even if DelMar is able to commercialize any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm DelMar’s business.

The commercial success of DelMar’s current or future product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of DelMar’s product candidate will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities (such as Medicare and Medicaid), private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, DelMar may not be able to successfully commercialize DelMar’s products. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow DelMar to establish and maintain pricing sufficient to realize a meaningful return on DelMar’s investment.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, DelMar might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues DelMar is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Delmar’s ability to recoup DelMar’s investment in one or more product candidates, even if DelMar’s product candidates obtain marketing approval.

DelMar’s ability to commercialize VAL-083 or any other product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect DelMar’s ability to sell Delmar’s product candidate profitably. These payors may not view DelMar’s products, if any, as cost-effective, and coverage and reimbursement may not be available to DelMar’s customers, or may not be sufficient to allow Delmar’s products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause DelMar to decrease the price DelMar might establish for products, which could result in lower than anticipated product revenues. If the prices for DelMar’s products, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, DelMar’s prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable non- U.S. regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers DelMar’s costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the drug and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. DelMar cannot be sure that coverage will be available for any product candidate that DelMar, or third-parties, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of DelMar’s product candidates for which DelMar obtain marketing approval could have a material adverse effect on DelMar’s operating results, DelMar’s ability to raise capital needed to commercialize products and DelMar’s overall financial condition.

Pursuant to the terms of the DelMar Series B Preferred Stock and the Valent Technologies, LLC (“Valent”) Patent Assignment Agreement, DelMar may be required to pay royalties.

Pursuant to the terms of the Valent Patent Assignment Agreement and the DelMar Series B Preferred Stock Certificate of Designation and the related Series B Preferred Royalty Agreement, DelMar will be required to pay royalties if DelMar receives revenue or milestone payments from product sales, or the partnering of VAL-083. If DelMar obtains FDA or EMA approval of VAL-083, and/or if DelMar generates sales of such products, or DelMar receives any proceeds from the licensing or other disposition of VAL-083, DelMar is required to pay to the holders of DelMar Series B Preferred Stock, subject to certain vesting requirements, a low, single-digit royalty. In addition, DelMar is also required to pay a future royalty on all revenues derived from the development and commercialization of VAL-083 to Valent. The royalty payment rights will expire when the patents covering the applicable product expire.

DelMar is dependent on obtaining certain patents and protecting DelMar’s proprietary rights.

DelMar’s success will depend, in part, on DelMar’s ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent DelMar’s rights. DelMar has filed and is actively pursuing patent applications for its products. The patent positions of biotechnology, biopharmaceutical and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any of DelMar’s patent applications will result in the issuance of patents, that DelMar will develop additional proprietary products that are patentable, that any patents issued to DelMar or those that already have been issued will provide DelMar with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede DelMar’s ability to do business or that third parties will not be able to circumvent DelMar’s patents. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of DelMar’s products not under patent protection, or, if patents are issued to DelMar, design around the patented products DelMar developed or will develop.

DelMar may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms DelMar finds acceptable. If DelMar does not obtain such licenses, DelMar could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

A number of pharmaceutical, biopharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect DelMar’s business. Some of these technologies, applications or patents may conflict with DelMar’s technologies or patent applications. Such conflict could limit the scope of the patents, if any, that DelMar may be able to obtain or result in the denial of DelMar’s patent applications. In addition, if patents that cover DelMar’s activities are issued to other companies, there can be no assurance that DelMar would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If DelMar does not obtain such licenses, DelMar could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, DelMar could incur substantial costs in defending DelMar in suits brought against DelMar on patents it might infringe or in filing suits against others to have such patents declared invalid.

Patent applications in the U.S. are maintained in secrecy and not published if either: (i) the application is a provisional application or (ii) the application is filed and DelMar requests no publication, and certify that the invention disclosed “has not and will not” be the subject of a published foreign application. Otherwise, U.S. applications or foreign counterparts, if any, publish 18 months after the priority application has been filed. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, DelMar cannot be certain that it or any licensor were the first creator of inventions covered by pending patent applications or that DelMar or such licensor was the first to file patent applications for such inventions. Moreover, DelMar might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office (the “USPTO”) to determine priority of invention, which could result in substantial cost to DelMar, even if the eventual outcome were favorable to DelMar. There can be no assurance that DelMar’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Moreover, DelMar may be subject to third-party preissuance submissions of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging DelMar’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, DelMar’s patent rights, allow third parties to commercialize DelMar’s technology or products and compete directly with DelMar, without payment to DelMar, or result in DelMar’s inability to manufacture or commercialize products without infringing third-party patent rights.

Even if DelMar’s patent applications issue as patents, they may not issue in a form that will provide DelMar with any meaningful protection, prevent competitors from competing with DelMar, or otherwise provide DelMar with any competitive advantage. DelMar’s competitors may be able to circumvent DelMar’s patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and DelMar’s patents may be challenged in courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate, or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit DelMar’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of DelMar’s technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, DelMar’s owned and licensed patent portfolio may not provide DelMar with sufficient rights to exclude others from commercializing products similar or identical to DelMar’s.

In addition, the protection of intellectual property rights in China (where DelMar’s clinical product candidate, VAL-083, is manufactured pursuant to a collaboration agreement with the only manufacturer presently licensed by the CFDA to manufacture VAL-083 for the China market, and where VAL-083 is approved for the treatment of CML and lung cancer) is relatively weak compared to the United States, which may negatively affect DelMar’s ability to generate royalty revenue from sales of VAL-083 in China.

Much of DelMar’s know-how and technology may not be patentable. To protect DelMar’s rights, DelMar requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for DelMar’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, DelMar’s business may be adversely affected by competitors who independently develop competing technologies, especially if DelMar obtains no, or only narrow, patent protection.

DelMar may be unable to protect its patents and proprietary rights.

DelMar’s future success will depend to a significant extent on DelMar’s ability to:

•	obtain and keep patent protection for DelMar’s products and technologies on an international basis;

•	enforce DelMar’s patents to prevent others from using DelMar’s inventions;

•	maintain and prevent others from using DelMar’s trade secrets; and

•	operate and commercialize products without infringing on the patents or proprietary rights of others.

DelMar can provide no assurance that DelMar’s patent rights will afford any competitive advantages and these rights may be challenged or circumvented by third parties. Further, patents may not be issued on any of DelMar’s pending patent applications in the U.S. or abroad. Because of the extensive time required for development, testing and regulatory review of a product candidate, it is possible that before a product candidate can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, reducing or eliminating any advantage of the patent.

If DelMar sues others for infringing DelMar’s patents, a court may determine that such patents are invalid or unenforceable. Even if the validity of DelMar’s patent rights is upheld by a court, a court may not prevent the alleged infringement of DelMar’s patent rights on the grounds that such activity is not covered by DelMar’s patent claims.

In addition, third parties may sue DelMar for infringing their patents. In the event of a successful claim of infringement against DelMar, DelMar may be required to:

•	defend litigation or administrative proceedings;

•	pay substantial damages;

•	stop using DelMar’s technologies and methods;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; and

•	obtain one or more licenses from third parties.

If required, DelMar can provide no assurance that DelMar will be able to obtain such licenses on acceptable terms, or at all. If DelMar is sued for infringement, DelMar could encounter substantial delays in development, manufacture and commercialization of DelMar’s product candidates. Any litigation, whether to enforce DelMar’s patent rights or to defend against allegations that DelMar infringed third-party rights, will be costly, time consuming, and may distract management from other important tasks.

As is commonplace in the biotechnology and pharmaceutical industry, DelMar employs individuals who were previously employed at other biotechnology or pharmaceutical companies, including DelMar’s competitors or potential competitors. To the extent DelMar’s employees are involved in research areas which are similar to those areas in which they were involved at their former employers, DelMar may be subject to claims that such employees and/or DelMar has inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims, which could result in substantial costs and be a distraction to management and which may have a material adverse effect on DelMar, even if DelMar is successful in defending such claims.

DelMar is subject to various government regulations.

The manufacture and sale of human therapeutic and diagnostic products in the U.S., Canada and foreign jurisdictions are governed by a variety of statutes and regulations. These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to current cGMP during production and storage, and control of marketing activities, including advertising and labeling.

VAL-083 and any other products DelMar may develop will require significant development, preclinical and clinical testing and investment of substantial funds prior to its commercialization. The process of obtaining required approvals can be costly and time-consuming, and there can be no assurance that DelMar will successfully develop any future products that will prove to be safe and effective in clinical studies or receive applicable regulatory approvals. Markets other than the U.S. and Canada have similar restrictions. Potential investors and shareholders should be aware of the risks, problems, delays, expenses and difficulties which DelMar may encounter in view of the extensive regulatory environment which controls DelMar’s business.

DelMar may request priority review for DelMar’s product candidate in the future. The FDA may not grant priority review for DelMar’s product candidate. Moreover, even if the FDA designated such product for priority review, that designation may not lead to a faster regulatory review or approval process and, in any event, would not assure FDA approval.

DelMar may be eligible for priority review designation for DelMar’s product candidate if the FDA determines such product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if DelMar believes a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Thus, while the FDA has granted priority review to other oncology disease products, DelMar’s product candidate, should DelMar determine to seek priority review, may not receive similar designation. Moreover, even if DelMar’s product candidate is designated for priority review, such a designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within an accelerated timeline or thereafter.

DelMar believes it may in some instances be able to secure approval from the FDA or comparable non-U.S. regulatory authorities to use accelerated development pathways. If DelMar is unable to obtain such approval, DelMar may be required to conduct additional preclinical studies or clinical studies beyond those that it contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals.

DelMar anticipates that it may seek an accelerated approval pathway for its product candidate. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act (“FDCA”), and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking such accelerated approval, DelMar will seek feedback from the FDA and will otherwise evaluate DelMar’s ability to seek and receive such accelerated approval. There can also be no assurance that after DelMar’s evaluation of the feedback and other factors DelMar will decide to pursue or submit a New Drug Application (“NDA”), for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback that DelMar will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if DelMar initially decides to do so. Furthermore, if DelMar decides to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other non-U.S. authorities could also require DelMar to conduct further studies prior to considering DelMar’s application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for any of DelMar’s product candidates that DelMar decides to seek accelerated approval for would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm DelMar’s competitive position in the marketplace.

DelMar has conducted, and may in the future conduct, clinical studies for certain of DelMar’s product candidates at sites outside the United States, and the FDA may not accept data from studies conducted in such locations.

DelMar has conducted and may in the future choose to conduct one or more of DelMar’s clinical studies outside the United States. Although the FDA may accept data from clinical studies conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical study must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical studies conducted outside of the United States must be representative of the population for whom DelMar intends to seek approval in the United States. In addition, while these clinical studies are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the studies also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from studies conducted outside of the United States. If the FDA does not accept the data from any of DelMar’s clinical studies that DelMar determines to conduct outside the United States, it would likely result in the need for additional studies, which would be costly and time-consuming and delay or permanently halt DelMar’s development of the product candidate.

In addition, the conduct of clinical studies outside the United States could have a significant impact on DelMar. Risks inherent in conducting international clinical studies include:

•	foreign regulatory requirements that could restrict or limit DelMar’s ability to conduct DelMar’s clinical studies;

•	administrative burdens of conducting clinical studies under multiple foreign regulatory schema;

•	foreign exchange fluctuations; and

•	diminished protection of intellectual property in some countries.

If DelMar’s clinical studies fail to demonstrate safety and efficacy to the satisfaction of the FDA and comparable non-U.S. regulators, DelMar may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of DelMar’s product candidate.

DelMar is not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Comparable non-U.S. regulatory authorities, such as the EMA, impose similar restrictions. DelMar may never receive such approvals. DelMar must complete extensive preclinical development and clinical studies to demonstrate the safety and efficacy of DelMar’s product candidate in humans before DelMar will be able to obtain these approvals.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. DelMar has not previously submitted an NDA to the FDA or similar drug approval filings to comparable non-U.S. regulatory authorities for any product candidate.

Any inability to successfully complete preclinical and clinical development could result in additional costs to DelMar and impair DelMar’s ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if (1) DelMar is required to conduct additional clinical studies or other testing of DelMar’s product candidate beyond the studies and testing that DelMar contemplates, (2) DelMar is unable to successfully complete clinical studies of DelMar’s product candidate or other testing, (3) the results of these studies or tests are unfavorable, uncertain or are only modestly favorable, or (4) there are unacceptable safety concerns associated with DelMar’s product candidate, DelMar, in addition to incurring additional costs, may:

•	be delayed in obtaining marketing approval for DelMar’s product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as DelMar intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

If DelMar experiences any of a number of possible unforeseen events in connection with clinical studies of DelMar’s product candidates, potential marketing approval or commercialization of DelMar’s product candidates could be delayed or prevented.

DelMar may experience numerous unforeseen events during, or as a result of, clinical studies that could delay or prevent marketing approval of DelMar’s product candidate, including:

•	clinical studies of DelMar’s product candidate may produce unfavorable or inconclusive results;

•	DelMar may decide, or regulators may require DelMar, to conduct additional clinical studies or abandon product development programs;

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the number of patients required for clinical studies of DelMar’s product candidate may be larger than DelMar anticipates, patient enrollment in these clinical studies may be slower than DelMar anticipates or participants may drop out of these clinical studies at a higher rate than DelMar anticipates;

•	data safety monitoring committees may recommend suspension, termination or a clinical hold for various reasons, including concerns about patient safety;

•	regulators or IRBs may suspend or terminate the study or impose a clinical hold for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	patients with serious, life-threatening diseases included in DelMar’s clinical studies may die or suffer other adverse medical events for reasons that may not be related to DelMar’s product candidate;

•	participating patients may be subject to unacceptable health risks;

•	patients may not complete clinical studies due to safety issues, side effects, or other reasons;

•	changes in regulatory requirements and guidance may occur, which require DelMar to amend clinical study protocols to reflect these changes;

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DelMar’s third-party contractors, including those manufacturing DelMar’s product candidate or components or ingredients thereof or conducting clinical studies on DelMar’s behalf, may fail to comply with regulatory requirements or meet their contractual obligations to DelMar in a timely manner or at all;

•	regulators or institutional review boards, or IRBs may not authorize DelMar or its investigators to commence a clinical study or conduct a clinical study at a prospective study site;

•	DelMar may experience delays in reaching or fail to reach agreement on acceptable clinical study contracts or clinical study protocols with prospective study sites;

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patients who enroll in a clinical study may misrepresent their eligibility to do so or may otherwise not comply with the clinical study protocol, resulting in the need to drop the patients from the clinical study, increase the needed enrollment size for the clinical study or extend the clinical study’s duration;

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DelMar may have to suspend or terminate clinical studies of DelMar’s product candidate for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of a product candidate;

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regulators or IRBs may require that DelMar or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their respective standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar drug or drug candidate;

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the FDA or comparable non-U.S. regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which DelMar enters into agreements for clinical and commercial supplies;

•	the FDA or comparable non-U.S. regulatory authorities may disagree with DelMar’s clinical study design or DelMar’s interpretation of data from preclinical studies and clinical studies;

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the supply or quality of raw materials or manufactured product candidate or other materials necessary to conduct clinical studies of DelMar’s product candidate may be insufficient, inadequate, delayed, or not available at an acceptable cost, or DelMar may experience interruptions in supply; and

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the approval policies or regulations of the FDA or comparable non-U.S. regulatory authorities may significantly change in a manner rendering DelMar’s clinical data insufficient to obtain marketing approval.

Product development costs for DelMar will increase if DelMar experiences delays in testing or pursuing marketing approvals and DelMar may be required to obtain additional funds to complete clinical studies and prepare for possible commercialization of DelMar’s product candidate. DelMar does not know whether any preclinical tests or clinical studies will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical study delays also could shorten any periods during which DelMar may have the exclusive right to commercialize DelMar’s product candidate or allow DelMar’s competitors to bring products to market before DelMar does and impair its ability to successfully commercialize DelMar’s product candidate and may harm DelMar’s business and results of operations. In addition, many of the factors that cause, or lead to, clinical study delays may ultimately lead to the denial of marketing approval of DelMar’s product candidate.

If DelMar experiences delays or difficulties in the enrollment of patients in clinical studies, it may not achieve DelMar’s clinical development on DelMar’s anticipated timeline, or at all, and DelMar’s receipt of necessary regulatory approvals could be delayed or prevented.

DelMar may not be able to initiate or continue clinical studies for VAL-083 or any other product candidate if DelMar is unable to locate and enroll a sufficient number of eligible patients to participate in clinical studies. Patient enrollment is a significant factor in the timing of clinical studies, and is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the study;

•	the design of the clinical study;

•	efforts to facilitate timely enrollment;

•	competing clinical studies; and

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications DelMar is investigating.

DelMar’s inability to enroll a sufficient number of patients for DelMar’s clinical studies could result in significant delays or may require DelMar to abandon one or more clinical studies altogether. Enrollment delays in DelMar’s clinical studies may result in increased development costs for DelMar’s product candidate, delay or halt the development of and approval processes for DelMar’s product candidate and jeopardize DelMar’s ability to achieve DelMar’s clinical development timeline and goals, including the dates by which DelMar will commence, complete and receive results from clinical studies. Enrollment delays may also delay or jeopardize DelMar’s ability to commence sales and generate revenues from DelMar’s product candidate. Any of the foregoing could cause DelMar’s value to decline and limit DelMar’s ability to obtain additional financing, if needed.

Positive results in previous clinical studies of VAL-083 may not be replicated in future clinical studies, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical studies of VAL-083 may not be predictive of similar results in future clinical studies. Also, interim results during a clinical study do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical studies even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical studies for VAL-083 may not be predictive of the results DelMar may obtain in later stage studies. DelMar’s clinical studies may produce negative or inconclusive results, and DelMar may decide, or regulators may require DelMar, to conduct additional clinical studies. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical studies have nonetheless failed to obtain FDA or EMA, or other regulatory agency, approval for their products.

FDA approval of VAL-083 or future product candidates may be denied.

There can be no assurance that the FDA will ultimately approve DelMar’s NDA. The FDA may deny approval of VAL-083 for many reasons, including:

•	DelMar may be unable to demonstrate to the satisfaction of the FDA that DelMar’s products are safe and effective for its intended uses;

•	the FDA may disagree with DelMar’s interpretation of data from the clinical studies;

•	DelMar may be unable to demonstrate that any clinical or other benefits DelMar’s products outweigh any safety or other perceived risks; or

•	DelMar may not be able to successfully address any other issues raised by the FDA.

If VAL-083 fails to receive FDA approval, DelMar’s business and prospects will be materially adversely impacted.

DelMar expects to rely on orphan drug status to develop and commercialize its product candidate, but DelMar’s orphan drug designations may not confer marketing exclusivity or other expected commercial benefits as anticipated.

Market exclusivity afforded by orphan drug designation is generally offered as an incentive to drug developers to invest in developing and commercializing products for unique diseases that impact a limited number of patients. The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Qualification to maintain orphan drug status is generally monitored by the regulatory authorities during the orphan drug exclusivity period, currently seven years from the date of approval in the United States.

DelMar has been granted orphan drug designation in the United States for GBM, ovarian cancer, and medulloblastoma, and in Europe for GBM. DelMar expects to rely on orphan drug exclusivity for DelMar’s product candidate. It is possible that the incidence and prevalence numbers for GBM could change. Should the incidence and prevalence of GBM patients materially increase, it is possible that the orphan drug designation, and related market exclusivity, in the United States could be lost. Further, while DelMar has been granted this orphan designation, the FDA can still approve different drugs for use in treating the same indication or disease, which would create a more competitive market for DelMar and DelMar’s revenues will be diminished.

Further, it is possible that another company also holding orphan drug designation for the same product candidate will receive marketing approval for the same indication before DelMar does. If that were to happen, DelMar’s applications for that indication may not be approved until the competing company’s period of exclusivity expires. Even if DelMar is the first to obtain marketing authorization for an orphan drug indication, there are circumstances under which a competing product may be approved for the same indication during the seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to the orphan product, or if the later product is deemed a different product than DelMar’s. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same product candidate as DelMar’s for indications other than those in which DelMar has been granted orphan drug designation, or for the use of other types of products in the same indications as DelMar’s orphan product.

If the market opportunities for DelMar’s product candidate are smaller than DelMar believes they are, DelMar’s revenues may be adversely affected and its business may suffer. Because the target patient populations of our product candidate are small, DelMar must be able to successfully identify patients and capture a significant market share to achieve and maintain profitability.

DelMar focuses its research and product development on treatments for orphan cancer indications. DelMar’s projections of both the number of people who have failed other therapies or have limited medical options, are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence. The number of patients in the United States, Europe and elsewhere may turn out to be lower than expected or may not be otherwise amenable to treatment with DelMar’s products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect DelMar’s results of operations and DelMar’s business. Additionally, because DelMar’s target patient populations are small, DelMar will be required to capture a significant market share to achieve and maintain profitability.

DelMar may be required to suspend or discontinue clinical studies due to unexpected side effects or other safety risks that could preclude approval of DelMar’s products.

DelMar’s clinical studies may be suspended at any time for a number of reasons. For example, DelMar may voluntarily suspend or terminate DelMar’s clinical studies if at any time DelMar believes that they present an unacceptable risk to the clinical study patients. In addition, the FDA or other regulatory agencies may order the temporary or permanent discontinuation of DelMar’s clinical studies at any time if they believe that the clinical studies are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the clinical study patients.

Administering any product candidate to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical studies of DelMar’s product candidates and could result in the FDA or other regulatory authorities denying further development or approval of DelMar’s product candidates for any or all targeted indications. Ultimately, some or all of DelMar’s product candidates may prove to be unsafe for human use. Moreover, DelMar could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects or even death as a result of participating in DelMar’s clinical studies.

DelMar may not receive regulatory approvals for DelMar’s product candidate or there may be a delay in obtaining such approvals.

DelMar’s product and DelMar’s ongoing development activities are subject to regulation by regulatory authorities in the countries in which DelMar or its collaborators and distributors wish to test, manufacture or market DelMar’s products. For instance, the FDA will regulate the product in the U.S. and equivalent authorities, such as the EMA, will regulate in Europe. Regulatory approval by these authorities will be subject to the evaluation of data relating to the quality, efficacy and safety of the product for its proposed use, and there can be no assurance that the regulatory authorities will find DelMar’s data sufficient to support product approval of VAL-083 or any future product candidates.

The time required to obtain regulatory approval varies between countries. The FDA is required to facilitate the development and expedite the review of drugs and biologics that are intended for the treatment of a serious or life-threatening disease or condition and which demonstrate the potential to address unmet medical needs for the condition. Filling an unmet medical need is defined as providing a therapy where none exists or providing a therapy that may be potentially better than available therapy. Under the fast track program, the sponsor of a new drug or biologic candidate may request the FDA to designate the product for a specific indication as a fast track product concurrent with or after the filing of the IND for the product candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days after receipt of the sponsor’s request. In the U.S., for products without “Fast Track” status, it can take over eighteen (18) months after submission of an application for product approval to receive the FDA’s decision. Even with Fast Track status, FDA review and decision can take over twelve (12) months.

In December 2017, the FDA granted Fast Track designation for VAL-083 in patients with rGBM.

Different regulators may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval, notwithstanding that regulatory approval may have been granted by other regulators. Regulatory approval may be delayed, limited or denied for a number of reasons, including insufficient clinical data, the product not meeting safety or efficacy requirements or any relevant manufacturing processes or facilities not meeting applicable requirements as well as case load at the regulatory agency at the time.

DelMar may fail to comply with regulatory requirements.

DelMar’s success will be dependent upon DelMar’s ability, and DelMar’s collaborative partners’ abilities, to maintain compliance with regulatory requirements, including cGMP, and safety reporting obligations. The failure to comply with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Even if DelMar’s product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for the product candidate may be smaller than DelMar estimates.

DelMar has never commercialized a product. Even if VAL-083 or any other product candidate is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies.

Efforts to educate the medical community and third-party payors on the benefits of DelMar’s product candidate may require significant resources and may not be successful. If DelMar’s product candidate is approved but does not achieve an adequate level of market acceptance, DelMar may not generate significant revenues and DelMar may not become profitable. The degree of market acceptance of VAL-083 or any other product candidate, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential advantages of the product compared to alternative treatments;

•	the prevalence and severity of any side effects;

•	the clinical indications for which the product is approved;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

•	DelMar’s ability to offer the product for sale at competitive prices;

•	DelMar’s ability to establish and maintain pricing sufficient to realize a meaningful return on DelMar’s investment;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	the strength of sales, marketing and distribution support;

•	the approval of other new products for the same indications;

•	changes in the standard of care for the targeted indications for the product;

•	the timing of market introduction of DelMar’s approved products as well as competitive products and other therapies;

•	availability and amount of reimbursement from government payors, managed care plans and other third-party payors;

•	adverse publicity about the product or favorable publicity about competitive products; and

•	potential product liability claims.

The potential market opportunities for DelMar’s product candidate are difficult to estimate precisely. DelMar’s estimates of the potential market opportunities are predicated on many assumptions, including industry knowledge and publications, third-party research reports and other surveys. While DelMar believes that its internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidate could be smaller than our estimates of the potential market opportunities.

If our product candidate receives marketing approval and DelMar, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability to market the drug could be compromised.

Clinical studies of our product candidate are conducted in carefully defined subsets of patients who have agreed to enter into clinical studies. Consequently, it is possible that our clinical studies may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of our product candidate, DelMar, or others, discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the drug or seize the drug;

•	DelMar may be required to recall the drug or change the way the drug is administered;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular drug;

•	DelMar may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	DelMar may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	DelMar could be sued and held liable for harm caused to patients;

•	the drug may become less competitive; and

•	DelMar’s reputation may suffer.

Any of these events could have a material and adverse effect on DelMar’s operations and business and could adversely impact DelMar’s stock price.

Any product candidate for which DelMar obtains marketing approval, along with the manufacturing processes, qualification testing, post-approval clinical data, labeling and promotional activities for such product, will be subject to continual and additional requirements of the FDA and other regulatory authorities.

These requirements include submissions of safety and other post-marketing information, reports, registration and listing requirements, good manufacturing practices, or GMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and recordkeeping. Even if marketing approval of DelMar’s product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of pharmaceutical products to ensure such products are marketed only for the approved indications and in accordance with the provisions of the approved labeling.

In addition, later discovery of previously unknown problems with DelMar’s products, manufacturing processes, or failure to comply with regulatory requirements, may lead to various adverse results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing clinical studies;

•	requirements to institute a risk evaluation mitigation strategy, or REMS, to monitor safety of the product post-approval;

•	warning letters issued by the FDA or other regulatory authorities;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that DelMar submits;

•	recall of products, fines, restitution or disgorgement of profits or revenue;

•	suspension, revocation or withdrawal of marketing approvals;

•	refusal to permit the import or export of DelMar’s products; and

•	injunctions or the imposition of civil or criminal penalties.

If DelMar is unable to establish sales, marketing and distribution capabilities or enter into acceptable sales, marketing and distribution arrangements with third parties, DelMar may not be successful in commercializing any product candidates that DelMar develops, if and when those product candidates are approved.

DelMar does not have a sales, marketing or distribution infrastructure and have limited experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, DelMar must either develop a sales and marketing organization, outsource these functions to third parties, or license DelMar’s product candidates to others. If approved, DelMar may seek to license VAL-083 to a large pharmaceutical company with greater resources and experience than DelMar. DelMar may not be able license the VAL-083 on reasonable terms, if at all. The development of sales, marketing and distribution capabilities will require substantial resources, will be time-consuming and could delay any product launch. DelMar expects that DelMar will commence the development of these capabilities prior to receiving approval of DelMar’s product candidate. If the commercial launch of a product candidate for which DelMar recruits a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, DelMar could have prematurely or unnecessarily incurred these commercialization costs. Such a delay may be costly, and DelMar’s investment could be lost if DelMar cannot retain or reposition DelMar’s sales and marketing personnel. In addition, DelMar may not be able to hire or retain a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that DelMar plans to target. If DelMar is unable to establish or retain a sales force and marketing and distribution capabilities, DelMar’s operating results may be adversely affected. If a potential partner has development or commercialization expertise that DelMar believes is particularly relevant to DelMar’s product candidate, then DelMar may seek to collaborate with that potential partner even if DelMar believes it could otherwise develop and commercialize the product independently.

DelMar expects to seek one or more strategic partners for commercialization of DelMar’s product candidate outside the United States. As a result of entering into arrangements with third parties to perform sales, marketing and distribution services, DelMar’s product revenues or the profitability of these product revenues may be lower, perhaps substantially lower, than if DelMar were to directly market and sell products in those markets. Furthermore, DelMar may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to DelMar. In addition, DelMar may have little or no control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market DelMar’s products effectively.

If DelMar does not establish sales and marketing capabilities, either on its own or in collaboration with third parties, DelMar will not be successful in commercializing its product candidate.

DelMar faces substantial competition from other pharmaceutical and biotechnology companies and its operating results may suffer if DelMar fails to compete effectively.

The development and commercialization of new drug products is highly competitive. DelMar expects that it will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to VAL-083 and any other product candidates that DelMar may seek to develop or commercialize in the future. Specifically, due to the large unmet medical need, global demographics and relatively attractive reimbursement dynamics, the oncology market is fiercely competitive and there are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. DelMar’s competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects or are less costly than any product candidates that DelMar is currently developing or that DelMar may develop, which could render DelMar’s product candidates obsolete and noncompetitive.

All of the top ten global pharmaceutical companies and many of the mid-size pharmaceutical companies have a strong research and development and commercial presence in oncology. Smaller companies also focus on oncology, including companies such as ARIAD Pharmaceuticals, Inc., Agios Pharmaceuticals, Inc., BIND Therapeutics, Inc., Clovis Oncology, Inc., Endocyte, Inc., Epizyme, Inc., ImmunoGen, Inc., Incyte Corporation, Infinity Pharmaceuticals, Inc., MacroGenics, Inc., Merrimack Pharmaceuticals, Inc., OncoMed Pharmaceuticals, Inc., Onconova Therapeutics, Inc., Pharmacyclics, Inc., Puma Biotechnology, Inc., Seattle Genetics, Inc. and TESARO, Inc.

Several companies are marketing and developing oncology immunotherapy products. Companies with approved marketed oncology products for GBM are Merck (Temodar ®) and Genentech (Avastin ®). Companies with oncology immunotherapy product candidates in clinical development include, but are not limited to, Northwest Biotherapeutics (DCVax-L), Celldex Therapeutics (Rindopepimut (CDX-110)) and ImmunoCellular Therapeutics (ICT-107).

DelMar’s commercial opportunity could be reduced or eliminated if DelMar’s competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that DelMar may develop. DelMar’s competitors also may obtain FDA or other marketing approval for their products before DelMar is able to obtain approval for DelMar’s, which could result in DelMar’s competitors establishing a strong market position before DelMar is able to enter the market.

Many of DelMar’s existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining marketing approvals and marketing approved products than DelMar does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of DelMar’s competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with DelMar in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, DelMar’s programs.

If DelMar is unable to or delayed in obtaining state regulatory licenses for the distribution of its product, DelMar would not be able to sell its product candidate.

The majority of states require manufacturer and/or wholesaler licenses for the sale and distribution of drugs into that state. The application process is complicated, time consuming and requires dedicated personnel or a third-party to oversee and manage. If DelMar is delayed in obtaining these state licenses, or denied the licenses, even with FDA approval, DelMar would not be able to sell or ship product into that state which would adversely affect its sales and revenues.

DelMar relies on key personnel and members of management and, if DelMar is unable to retain or motivate key personnel or management, or hire qualified personnel, DelMar may not be able to grow effectively.

DelMar is dependent on certain members of DelMar’s management, scientific and drug development staff and consultants, the loss of services of one or more of whom could materially adversely affect DelMar.

DelMar currently has two full-time employees, and retain the services of approximately 15 persons on an independent contractor/consultant and contract-employment basis. DelMar’s ability to manage growth effectively will require DelMar to continue to implement and improve DelMar’s management systems and to recruit and train new employees. Although DelMar has done so in the past and expect to do so in the future, there can be no assurance that DelMar will be able to successfully attract and retain skilled and experienced personnel.

DelMar’s success depends in large part upon DelMar’s ability to attract and retain highly qualified personnel. DelMar competes in its hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and DelMar may have to pay higher salaries to attract and retain personnel, which would be very costly.

DelMar may be subject to foreign exchange fluctuation.

DelMar’s functional and reporting currency is the United States dollar. DelMar maintains bank accounts in United States and Canadian dollars. A portion of DelMar’s expenditures are in foreign currencies, most notably in Canadian dollars, and therefore DelMar is subject to foreign currency fluctuations, which may, from time to time, impact DelMar’s financial position and results. DelMar may enter into hedging arrangements under specific circumstances, typically through the use of forward or futures currency contracts, to minimize the impact of increases in the value of the Canadian dollar. In order to minimize DelMar’s exposure to foreign exchange fluctuations DelMar may hold sufficient Canadian dollars to cover DelMar’s expected Canadian dollar expenditures.

Product liability lawsuits against DelMar could divert DelMar’s resources, cause DelMar to incur substantial liabilities and limit commercialization of any products that DelMar may develop.

DelMar faces an inherent risk of product liability claims as a result of the clinical testing of DelMar’s product candidate despite obtaining appropriate informed consents from DelMar’s clinical study participants. DelMar will face an even greater risk if DelMar commercially sells any product that DelMar may develop. For example, DelMar may be sued if any product DelMar develops allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If DelMar cannot successfully defend DelMar against product liability claims, DelMar may incur substantial liabilities or be required to limit commercialization of DelMar’s product candidate. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for DelMar’s product candidate or products that DelMar may develop;

•	injury to DelMar’s reputation and significant negative media attention;

•	withdrawal of clinical study participants;

•	significant costs to defend resulting litigation;

•	substantial monetary awards to study participants or patients;

•	loss of revenue;

•	reduced resources of DelMar’s management to pursue its business strategy; and

•	the inability to commercialize any products that DelMar may develop.

Although DelMar maintains general liability insurance, this insurance may not fully cover potential liabilities that DelMar may incur. The cost of any product liability litigation or other proceeding, even if resolved in DelMar’s favor, could be substantial. DelMar will need to increase its insurance coverage if and when DelMar begin selling any product candidate that receives marketing approval. In addition, insurance coverage is becoming increasingly expensive. If DelMar is unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of DelMar’s product candidate, which could adversely affect its business, financial condition, results of operations and prospects.

Risks Related to DelMar’s Dependence on Third Parties

DelMar relies on third parties to conduct clinical studies for DelMar’s product candidate. Any failure by a third-party to meet its obligations with respect to the clinical development of DelMar’s product candidate may delay or impair DelMar’s ability to obtain regulatory approval for its product candidate.

DelMar relies on academic institutions and private oncology centers to conduct DelMar’s clinical studies. DelMar’s reliance on third parties to conduct clinical studies could, depending on the actions of such third parties, jeopardize the validity of the clinical data generated and adversely affect DelMar’s ability to obtain marketing approval from the FDA or other applicable regulatory authorities.

Such clinical study arrangements provide DelMar with information rights with respect to the clinical data, including access to and the ability to use and reference the data, including for DelMar’s own regulatory filings, resulting from the clinical studies. If investigators or institutions breach their obligations with respect to the clinical studies of DelMar’s product candidate, or if the data proves to be inadequate, then DelMar’s ability to design and conduct any future clinical studies may be adversely affected.

DelMar relies, and expects to continue to rely, on third parties to conduct DelMar’s clinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies.

DelMar currently relies on third-party clinical research organizations, or CROs, to conduct DelMar’s clinical studies. DelMar expects to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct DelMar’s clinical studies. DelMar’s agreements with these third parties generally allow the third-party to terminate the agreement at any time. If DelMar is required to enter into alternative arrangements because of any such termination the introduction of its product candidates to market could be delayed.

DelMar’s reliance on these third parties for research and development activities will reduce DelMar’s control over these activities but will not relieve DelMar of its responsibilities. For example, DelMar designs its clinical studies and will remain responsible for ensuring that each of DelMar’s clinical studies are conducted in accordance with the general investigational plan and protocols for the study. Moreover, the FDA requires DelMar to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. DelMar’s reliance on third parties that DelMar does not control does not relieve DelMar of these responsibilities and requirements. DelMar is also required to register ongoing clinical studies and post the results of completed clinical studies on a government-sponsored database, Clinicaltrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be DelMar’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct DelMar’s clinical studies in accordance with regulatory requirements or DelMar’s stated protocols, DelMar will not be able to obtain, or may be delayed in obtaining, marketing approvals for DelMar’s product candidates and will not be able to, or may be delayed in DelMar’s efforts to, successfully commercialize DelMar’s product candidates.

DelMar also expects to rely on other third parties to store and distribute drug supplies for DelMar’s clinical studies. Any performance failure on the part of DelMar’s distributors could delay clinical development or marketing approval of DelMar’s product candidate or commercialization of DelMar’s products, producing additional losses and depriving DelMar of potential product revenue.

DelMar may seek to enter into collaborations with third parties for the development and commercialization of DelMar’s product candidate. If DelMar fails to enter into such collaborations, or such collaborations are not successful, DelMar may not be able to capitalize on the market potential of DelMar’s product candidate.

DelMar may seek third-party collaborators for development and commercialization of DelMar’s product candidate. DelMar’s likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, non-profit organizations, government agencies, and biotechnology companies. DelMar is currently party to a limited number of such arrangements and have limited control over the amount and timing of resources that DelMar’s collaborators dedicate to the development or commercialization of DelMar’s product candidate. DelMar’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving DelMar’s product candidate currently pose, and will continue to pose, the following risks to DelMar:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•

collaborators may not pursue development and commercialization of DelMar’s product candidate or may elect not to continue or renew development or commercialization programs based on preclinical or clinical study results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•

collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical studies or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with DelMar’s product candidate if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than DelMar’s;

•	collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•

collaborators may not properly maintain or defend DelMar’s intellectual property rights or may use DelMar’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate DelMar’s intellectual property or proprietary information or expose DelMar to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose DelMar to litigation and potential liability;

•

disputes may arise between the collaborators and DelMar that result in the delay or termination of the research, development or commercialization of DelMar’s product candidate or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of DelMar’s product candidate in the most efficient manner or at all. If a collaborator of DelMar’s were to be involved in a business combination, the continued pursuit and emphasis on DelMar’s product development or commercialization program could be delayed, diminished or terminated.

If DelMar is not able to establish collaborations, DelMar may have to alter DelMar’s development and commercialization plans.

DelMar’s drug development programs and the potential commercialization of DelMar’s product candidate will require substantial additional cash to fund expenses. DelMar may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of DelMar’s product candidate.

DelMar faces significant competition in seeking appropriate collaborators. Whether DelMar reaches a definitive agreement for a collaboration will depend, among other things, upon DelMar’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies or clinical studies, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to DelMar’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with DelMar for DelMar’s product candidate. DelMar may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

DelMar may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If DelMar is unable to do so, DelMar may have to curtail the development of DelMar’s product candidate, reduce or delay its development program, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase DelMar’s expenditures and undertake development or commercialization activities at DelMar’s own expense. If DelMar elects to increase DelMar’s expenditures to fund development or commercialization activities on DelMar’s own, DelMar may need to obtain additional capital, which may not be available to DelMar on acceptable terms or at all. If DelMar does not have sufficient funds, DelMar may not be able to further develop DelMar’s product candidate or bring it to market and generate product revenue.

DelMar currently manufactures its clinical supplies at a single location. Any disruption at this facility could adversely affect DelMar’s business and results of operations.

DelMar has engaged a single manufacturer to produce GMP active pharmaceutical ingredient and a single manufacturer to produce drug product for DelMar’s clinical studies. In addition, DelMar has relied on DelMar’s manufacturing partner, Guangxi Wuzhou Pharmaceutical Company, for the manufacture of clinical supply of VAL-083 for DelMar’s preclinical and Phase 2 clinical studies to-date. If DelMar’s manufacturer’s facility were damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace DelMar’s clinical supply. In such event, DelMar would be forced to rely entirely on other third-party contract manufacturers for an indefinite period of time. DelMar does not currently have established relationships with any back-up manufacturers. At this time no drug product has been manufactured by a third-party back-up manufacturer. Any disruptions or delays by DelMar’s third-party manufacturers or Guangxi Wuzhou Pharmaceutical Company or their failure to meet regulatory compliance could impair DelMar’s ability to develop VAL-083, which would adversely affect DelMar’s business and results of operations.

DelMar relies on these third-party manufacturers to provide drug product supply for DelMar’s clinical studies. There is no assurance that such a supplier will be able to meet DelMar’s needs from a technical, timing, or cost-effective manner. DelMar’s failure to enter into appropriate agreements with such a third-party manufacturer would delay, or halt, DelMar’s clinical studies.

DelMar may become subject to liabilities related to risks inherent in working with hazardous materials.

DelMar’s discovery and development processes involve the controlled use of hazardous and radioactive materials. DelMar is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although DelMar believes that DelMar’s safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, DelMar could be held liable for any damages that result and any such liability could exceed DelMar’s resources. DelMar is not specifically insured with respect to this liability. Although DelMar believes that DelMar is in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that DelMar will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that DelMar’s operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

Risks Related to DelMar Common Stock

The market price of DelMar Common Stock is, and is likely to continue to be, highly volatile and subject to wide fluctuations.

The market price of DelMar Common Stock is highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond DelMar’s control, including:

•	variations in DelMar’s quarterly operating results;

•	announcements that DelMar’s revenue or income are below analysts’ expectations;

•	general economic slowdowns;

•	sales of large blocks of DelMar Common Stock; and

•	announcements by DelMar or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments.

Because DelMar became public by means of a reverse acquisition, DelMar may not be able to attract, or maintain, the attention of brokerage firms.

Because DelMar became public through a “reverse acquisition”, securities analysts of brokerage firms may not provide or continue to provide coverage of DelMar since there is little incentive to brokerage firms to recommend the purchase of DelMar Common Stock. No assurance can be given that brokerage firms will want to conduct any follow-on offerings on behalf of DelMar in the future.

The DelMar Articles allow for DelMar’s board of directors to create new series of preferred stock without further approval by DelMar’s stockholders, which could adversely affect the rights of the holders of DelMar Common Stock.

DelMar’s board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. DelMar’s board of directors has the authority to issue up to 5,000,000 shares of DelMar’s preferred stock (of which 278,530 shares have been designated Series A Preferred Stock and are issued and outstanding, and 1,000,000 shares have been designated as Series B Preferred Stock, of which 648,613 shares are issued and outstanding, as of June 30, 2020) without further stockholder approval. As a result, DelMar’s board of directors could authorize the issuance of additional series of preferred stock that would grant to holders the preferred right to DelMar’s assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of DelMar Common Stock. In addition, DelMar’s board of directors could authorize the issuance of a series of preferred stock that has greater voting power than DelMar Common Stock or that is convertible into DelMar Common Stock, which could decrease the relative voting power of DelMar Common Stock or result in dilution to our existing stockholders. Although DelMar has no present intention to issue any additional shares of preferred stock or to create any additional series of preferred stock, DelMar may issue such shares in the future.

DelMar’s issuance of DelMar Common Stock upon exercise of warrants, Performance Share Units, or options, or conversion of Series B Preferred Stock may depress the price of DelMar Common Stock.

As of June 30, 2020, DelMar had 11,457,928 shares of DelMar Common Stock issued and outstanding, outstanding warrants to purchase 10,309,456 shares of DelMar Common Stock, 648,613 outstanding shares of DelMar Series B Preferred Stock that are convertible into 162,177 shares of DelMar Common Stock and outstanding options to purchase 1,559,199 shares of DelMar Common Stock. All outstanding warrants and options are convertible or exercisable into one share of DelMar Common Stock. Each share of DelMar Series B Preferred Stock is convertible into 0.25 shares of DelMar Common Stock, rounded up to the nearest whole share. The issuance of shares of DelMar Common Stock upon exercise of outstanding warrants or options could result in substantial dilution to DelMar’s stockholders, which may have a negative effect on the price of DelMar Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following information does not give effect to the Private Placement or the proposed reverse stock split of DelMar Common Stock described in Proposal No. 2 in this proxy statement/prospectus/information statement.

The following unaudited pro forma condensed combined financial statements give effect to the acquisition of Adgero by DelMar and were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed combined balance sheet as of March 31, 2020 assumes that the Merger took place on March 31, 2020 and combines the historical balance sheets of DelMar and Adgero as of March 31, 2020. The unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2020 and for the year ended June 30, 2019 assume that the Merger took place as of July 1, 2018, and combine the historical statement of operations of DelMar and Adgero for the nine months ended March 31, 2020 and for the year ended June 30, 2019, respectively. Adgero’s fiscal year end is December 31. Therefore, we have prepared Adgero’s statement of operations for the twelve month period ended June 30, 2019 and for the nine month period ended March 31, 2020 to coincide with the fiscal year end of DelMar. The historical financial statements of DelMar and Adgero, which are provided elsewhere in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the Closing of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of the amount, if any, of capital raised by DelMar between entering the Merger Agreement and Closing of the Merger; the amount of cash used by Adgero’s operations between the signing of the Merger Agreement and the Closing of the Merger; the timing of the Closing of the Merger; and other changes in the Adgero assets and liabilities that occur prior to the Closing of the Merger.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the acquisition. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had DelMar and Adgero been a combined company during the specified period. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the DelMar historical audited financial statements for the years ended June 30, 2019 and 2018 and unaudited condensed interim financial statements for the nine months ended March 31, 2020 and the Adgero historical audited financial statements for the years ended December 31, 2019 and 2018, and unaudited condensed interim financial statements for the three months ended March 31, 2020 included elsewhere in this proxy statement/prospectus/information statement.

Unaudited Pro Forma Condensed Combined Balance Sheet

March 31, 2020

(US dollars in thousands)

	March 31, 2020
	DelMar	Adgero	Pro Forma Adjustments	Note	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$4,973	$516	$—		$5,489
Certificate of deposit	—	900	—		900
Prepaid expenses and other current assets	115	4	—		119
Interest, taxes and other receivables	10	—	—		10

Total current assets	5,098	1,420	—		6,518
Property and equipment, net	—	196	—		196
Intangible assets, net	4	18	—		22

Total assets	$5,102	$1,634	$—		$6,736

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,086	$791	$940	C	$2,867
			50	D
Related party payables	296	—	—		296

Total liabilities	1,382	791	990		3,163

Stockholders’ equity
Series A Preferred Stock	279	—	—		279
Series B Convertible Preferred Stock	4,525	—	—		4,525
Common Stock	11	1	11	A	22
			—	B
			(1)	E
Additional paid-in capital	56,395	16,172	9,308	A	66,169
			466	B
			(16,172)	E
Warrants	8,383	—	281	A	8,664
Accumulated deficit	(65,894)	(15,330)	(50)	D, E	(76,107)
			5,167	D, E
Accumulated other comprehensive income	21	—	—		21

Total stockholders’ equity	3,720	843	(990)		3,573

Total liabilities and stockholders’ equity	$5,102	$1,634	$—		$6,736

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Nine Months Ended March 31, 2020

(US dollars in thousands, except share and per share amounts)

	Nine Months Ended March 31, 2020
	DelMar	Adgero	Pro Forma Adjustments	Note	Pro Forma Combined
Statements of Operations Data
Operating expenses
Research and development	2,332	474	—		2,806
General and administrative	3,045	562	—		3,607

Total operating expenses	5,377	1,036	—		6,413

Loss from operations	(5,377)	(1,036)			(6,413)

Other income (expense)
Foreign exchange gain (loss)	1	—	—		1
Interest income	74	26	—		100
Registration rights penalty	—	(7)	—		(7)

Total other income (expense)	75	19	—		94

Net and comprehensive loss	$(5,302)	$(1,017)	$—		$(6,319)
Series B Preferred dividend	(6)	—	—		(6)

Net loss attributable to common shareholders	$(5,308)	$(1,017)	$—		$(6,325)

Basic and fully diluted loss per share	$(0.52)	$(0.15)	$—		$(0.29)

Basic and fully diluted number of shares	10,116,541	6,762,537	11,933,774	A,B	22,050,315

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Year June 30, 2019

(US dollars in thousands, except share and per share amounts)

	Year Ended June 30, 2019
	DelMar	Adgero	Pro Forma Adjustments	Note	Pro Forma Combined
Statements of Operations Data
Operating expenses
Research and development	3,662	1,701	—		5,363
General and administrative	4,736	822	—		5,558

Total operating expenses	8,398	2,523	—		10,921

Loss from operations	(8,398)	(2,523)			(10,921)

Other income (expense)
Change in fair value of derivative liability	433	—	—		433
Derivative liability issue costs	(126)	—	—		(126)
Foreign exchange gain (loss)	(18)	—	—		(18)
Interest income	61	67	—		128
Registration rights penalty	—	(188)	—		(188)

Total other income (expense)	350	(121)	—		229

Net and comprehensive loss	$(8,048)	$(2,644)	$—		$(10,692)
Series B Preferred dividend	(80)	—	—		(80)

Net loss attributable to common shareholders	$(8,128)	$(2,644)	$—		$(10,772)

Basic and fully diluted loss per share	$(3.16)	$(0.39)	$—		$(0.74)

Basic and fully diluted number of shares	2,574,692	6,762,537	11,933,774	A,B	14,508,466

Comparative Historical and Unaudited Pro Forma Per Share Data

The following information does not give effect to the Private Placement or the proposed reverse stock split of DelMar Common Stock described in Proposal No. 2 in this proxy statement/prospectus/information statement.

The information below reflects the historical net loss and book value per share of DelMar Common Stock and the historical net loss and book value per share of Adgero Common Stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the Merger on a pro forma basis.

You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of DelMar included in this proxy statement/prospectus/information statement and the audited and unaudited consolidated financial statements of Adgero included in this proxy statement/prospectus/information statement and the related notes thereto and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in proxy statement/prospectus/information statement.

	Nine Months Ended March 31, 2020	Year Ended June 30, 2019
DelMar historical basic, diluted, and pro forma share data
Basic and diluted historical number of shares	10,116,541	2,574,692
Shares issued on transaction	11,365,499	11,365,499
Success Fee Shares issued to SternAegis Ventures	568,275	568,275

Pro forma basic and diluted number of shares	22,050,315	14,508,466

	Nine Months Ended March 31, 2020	Year Ended June 30, 2019
Delmar Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.52)	$(3.16)
Book value per share	0.33	0.51
Adgero Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.15)	$(0.39)
Book value per share	0.12	0.27
DelMar and Adgero Combined Company Pro Forma Data:
Basic and diluted net loss per share	$(0.29)	$(0.74)
Book value per share	0.15	0.18

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Description of Transaction

On June 9, 2020, DelMar, Adgero and Merger Sub entered into the Merger Agreement. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval of the transaction by DelMar’s stockholders and Adgero’s stockholders, Merger Sub will merge with and into Adgero, with Adgero becoming a wholly-owned subsidiary of DelMar and the surviving corporation of the transaction.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP. For accounting purposes, DelMar is considered to be acquiring Adgero and the transaction is expected to be accounted for as an asset acquisition. DelMar is considered the accounting acquirer and Adgero is considered the acquiree in the transaction. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. In connection with the acquisition, Adgero does not have an organized workforce that significantly contributes to its ability to create output, and substantially all of its fair value is concentrated in cash and in-process research and development (“IPR&D”). As such, the acquisition is expected to be treated as an asset acquisition.

Adgero’s assets and liabilities will be measured and recognized as an allocation of the transaction price based on their relative fair values as of the transaction date with any value associated with IPR&D being expensed as it has no alternative future use.

DelMar will be deemed to be the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the transaction: (i) DelMar stockholders will own a majority of the voting rights of the combined organization; (ii) DelMar will designate a majority (four of seven) of the initial members of the board of directors of the combined organization; and (iii) DelMar’s senior management will hold the majority of the key positions in senior management of the combined organization.

At the Closing, each share of Adgero Common Stock and Adgero Warrants outstanding immediately prior to the Closing will be converted into the right to receive a number of shares of DelMar Common Stock and warrants to receive that number of shares of DelMar Common Stock equal to the Exchange Ratio. For purposes of preparing these unaudited pro forma combined financial statements, the Exchange Ratio is initially estimated to be 1.5639 shares of DelMar Common Stock for every one share of Adgero Common Stock. Under the Exchange Ratio, as further described in the section entitled “The Merger Agreement—Exchange Ratio,” the former Adgero stockholders immediately prior to the Closing are expected to own 49.5% of the outstanding voting stock of the combined company and the stockholders of DelMar immediately prior to the Closing are expected to own 50.5% of the outstanding voting stock of the combined company.

Because, among other things, the number of shares of DelMar Common Stock issuable to Adgero’s stockholders is determined based on the capitalization of Adgero and DelMar at the Closing, DelMar’s stockholders cannot be certain of the exact number of shares that will be issued to (or reserved for issuance to) Adgero’s stockholders when DelMar’s stockholders vote on the proposals at the DelMar special meeting. The Exchange Ratio referenced above is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

In conjunction with the execution of the Merger Agreement, DelMar will issue to SternAegis Ventures Success Fee Shares payable in DelMar Common Stock equal to 5% of the number of shares of DelMar Common Stock issued to Adgero stockholders upon the consummation of the Merger Agreement.

Private Placement

As a condition to the consummation of the Merger, DelMar will enter into separate subscription agreements with Investors to purchase shares of Series C Preferred Stock for at least $10 million in gross proceeds. However, as the Private Placement is not committed as of the Closing, the impact of the Private Placement has not been reflected in the unaudited pro forma condensed combined financial statements.

As part of the Private Placement, the Placement Agent will be issued warrants to purchase shares of DelMar Series C Preferred Stock in the amount equal to 10% of the DelMar Series C Preferred Stock, issued as part of the Private Placement. The warrants will have a term of five years with each warrant being exercisable into one share of Series C Preferred Stock.

2. Basis of Pro Forma Presentation

The accompanying unaudited pro forma combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma combined balance sheet as of March 31, 2020 was prepared using the historical balance sheets of DelMar as of March 31, 2020 and Adgero as of March 31, 2020 and gives effect to the Merger as if it occurred on March 31, 2020.

The unaudited pro forma combined statements of operations and comprehensive loss for the nine month interim period was prepared using the historical unaudited financial statements of DelMar for the nine month period ended March 31, 2020 and the historical unaudited financial statements of Adgero for the nine month period ended March 31, 2020. These interim statements give effect to the Merger as if it occurred on July 1, 2019. Adgero’s fiscal year end is December 31. Therefore, we have prepared Adgero’s statement of operations for the twelve month period ended June 30, 2019 and for the nine month period ended March 31, 2020 to coincide with the fiscal year end of DelMar.

The unaudited pro forma combined statements of operations and comprehensive loss for the twelve month period was prepared using the historical audited financial statements of DelMar for the fiscal year ended June 30, 2019 and the historical unaudited financial statements of Adgero for the twelve month period ended June 30, 2019. These annual statements give effect to the Merger as if it occurred on July 1, 2018. As DelMar’s post-Closing ownership percentage is fixed at 50.5% of the outstanding shares of the voting stock of the combined company the estimated purchase price that DelMar is paying for Adgero depends upon the price of DelMar Common Stock at the Closing.

Given that the estimated purchase price is variable depending upon the price of DelMar Common Stock, management performed a sensitivity analysis over the change in purchase consideration based on +/– 10% volatility in DelMar’s stock price. A 10% increase from the closing trading price of DelMar Common Stock on June 3, 2020 would cause an increase in the fair value of consideration transferred by approximately $992,000. A 10% decrease from the closing trading price of DelMar Common Stock on June 3, 2020 would cause a decrease in the fair value of consideration transferred by approximately $987,000.

The cost of the asset acquisition will be allocated to the individual assets acquired or liabilities assumed, based on their relative fair values. Any excess consideration transferred over the fair value of the net assets of Adgero following determination of the actual purchase consideration for DelMar will be reflected as an adjustment to intangible assets that will be expensed as IPR&D. Consequently, the financial statements of DelMar reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and an allocation to intangible assets. The historical financial statements of DelMar, which are contained in DelMar’s annual report on Form 10-K for the year ended June 30, 2019 and quarterly report on Form 10-Q for the nine months ended March 31, 2020, which DelMar previously filed with the SEC, and the unaudited historical financial statements of Adgero for the three months ended March 31, 2020, which are provided elsewhere in this proxy statement/prospectus/information statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The historical financial statements of DelMar shall become the historical financial statements of the combined organization.

To the extent there are significant changes to the business following the Closing, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the Closing. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3. Shares of DelMar Common Stock Issued to Adgero Stockholders upon Closing of the Merger

The number of shares of DelMar Common Stock that will be issued to Adgero securityholders, for purposes of these pro forma financial statements as of March 31, 2020, is calculated pursuant to the terms of the Merger Agreement, using an Exchange Ratio that excludes the impact of the closing of the Concurrent Financing as follows:

Common Stock of DelMar as of June 9, 2020	11,432,928
Series B Preferred Stock, on an as-converted basis	162,177

11,595,105
Divided by the assumed DelMar ownership percentage ownership of combined organization	50.5%

Estimated total shares of common stock of combined organization	22,960,604

4. Adjustments to Unaudited Pro Forma Combined Financial Statements

The unaudited pro forma condensed combined financial statements include pro forma adjustments related to material events occurring subsequent to March 31, 2020 which are not directly attributable to the Merger, but which are significant events that will have an effect on the Merger and the events related to the Merger. The unaudited pro forma combined condensed balance sheet as of March 31, 2020 includes pro forma adjustments that are (1) directly attributable to the Merger and (2) factually supportable. The unaudited pro forma combined balance sheet does not reflect the proposed Reverse Stock Split described in the Reverse Stock Split Proposal. The pro forma adjustments are based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Transaction adjustments

(amounts shown below are in thousands except per share amounts)

A.	To reflect the issuance of DelMar Common Stock and stock purchase warrants to Adgero securityholders pursuant to the Merger Agreement.

The total estimated purchase price and allocated purchase price is summarized as follows:

Estimated number of shares of the combined organization to be owned by Adgero stockholders(1)	11,365,499
Multiplied by the assumed price per share of DelMar Common Stock(2)	$0.82

Estimated fair value of shares of combined organization to be owned by Adgero stockholders(6)	$9,319
Estimated fair value warrants issued to Adgero warrant holders(3)	$281
Estimated value of Success Fee Shares(4)	$466
Estimated transaction costs(5)	$940

Estimated purchase price	$11,006

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired:

Net current assets of Adgero as of March 31, 2020	$629
Adjustment to Adgero net current assets for estimated Merger costs incurred prior to Closing (D)	$(50)
Property and equipment, net	$196
Other assets	$18
IPR&D expensed	$10,213

Total estimated purchase price	$11,006

(1)	Reflects the number of outstanding voting shares of common stock of the combined organization expected to be owned by Adgero stockholders as of the Closing.

(2)	Reflects the assumed price per share of DelMar Common Stock, which is the closing trading price of DelMar Common Stock on June 3, 2020.

(3)	Reflects the estimated fair value of stock purchase warrants issued by DelMar to the Adgero warrant holders at the Closing.

(4)	Reflects the 568,275 shares of DelMar Common Stock at $0.82 per share issued as Success Fee Shares to SternAegis Ventures.

(5)	Reflects the estimated DelMar costs of the Merger.

(6)	The total of $9,319 is allocated as to $11 to capital stock and $9,308 to additional paid-in capital.

B.

To reflect the issuance of the 568,275 shares of DelMar Common Stock at $0.82 per share issued as Success Fee Shares in connection with the transaction. SternAegis Ventures is to receive a success fee payable in shares of DelMar Common Stock equal to 5% of the total number of DelMar Common Stock issued to Adgero stockholders under the Merger Agreement.

C.

To accrue DelMar’s estimated transaction costs of $940. This amount is excluded from the unaudited pro forma condensed combined statements of operations because it has been included as part of the IPR&D which has been expensed.

D.

To accrue Adgero’s estimated transaction costs of $50. This amount is excluded from the unaudited pro forma condensed combined statements of operations because it is a charge directly attributable to the Merger that will not have a continuing impact on the combined organization’s operations. However, the amount is reflected as an increase to accumulated deficit in the unaudited pro forma balance sheet of Adgero because the amounts are directly attributable to the Merger. As the transaction costs are expected to be incurred prior to the closing of the transaction, the amount of $50 reduces the Adgero net assets at the time of closing and has been eliminated as part of entry E below.

E.	To eliminate Adgero’s stockholders’ equity pursuant to the Merger Agreement.

Accumulated deficit reconciliation

Adgero accumulated deficit at March 31, 2020	$15,330
Estimated Adgero transaction costs incurred prior to the closing of the transaction	$50

Pro forma accumulated deficit at March 31, 2020	$15,380
Expensing of IPR&D	$(10,213)

Net accumulated deficit adjustment	$5,167

THE SPECIAL MEETING OF DELMAR STOCKHOLDERS

The DelMar Special Meeting

DelMar is furnishing this proxy statement/prospectus/information statement to you as part of the solicitation of proxies by its board of directors for use at the special meeting, and at any adjournment or postponement thereof. This proxy statement/prospectus/information statement is first being furnished to DelMar’s stockholders on or about July 2, 2020. This proxy statement/prospectus/information statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders.

Date, Time and Place of the Special Meeting

Due to the emerging public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of DelMar’s stockholders, the DelMar special meeting will be held in a virtual meeting format only. The special meeting of stockholders of DelMar will be held at 12 p.m. Eastern time, on August 14, 2020, at www.viewproxy.com/delmarpharma/SM/2020, or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals.

On the day of the DelMar special meeting, if you have properly registered, you may enter the special meeting by logging in using the event password you received via email in your registration confirmation at www.viewproxy.com/delmarpharma/SM/2020. You will not be able to attend the DelMar special meeting in-person.

Purpose of the Special Meeting

At the DelMar special meeting of stockholders, DelMar will ask the DelMar stockholders to vote in favor of the following proposals:

•

Proposal 1—to approve, pursuant to the rules of the Nasdaq Stock Market, the issuance of (i) the Merger Shares pursuant to the terms of the Merger Agreement, (ii) the Conversion Shares, (iii) the Dividend Shares, (iv) the Success Fee Shares and (v) the Placement Agent Warrant Shares;

•

Proposal 2—to approve, pursuant to NRS 78.2055, a reverse stock split of only the outstanding shares of DelMar Common Stock and other outstanding securities of DelMar (with no change to the authorized capital stock of DelMar), at a ratio in the range from 2-for-1 to 10-for-1, with such ratio to be determined by the DelMar board of directors and with such reverse stock split to be effected at such time and date as determined by the DelMar board of directors in its sole discretion;

•	Proposal 3—to approve an amendment to the DelMar Articles to change DelMar’s corporate name to Kintara Therapeutics, Inc.;

•	Proposal 4—to amend DelMar’s 2017 Omnibus Equity Incentive Plan to increase the number of shares of DelMar Common Stock authorized for issuance to 6,700,000; and

•	Proposal 5—to adjourn the special meeting, if necessary, to another time or place to solicit additional proxies if there are not sufficient votes in favor of Proposal 1.

Recommendation of the DelMar Board of Directors

DelMar’s board of directors believes that each of the proposals to be presented at the special meeting of stockholders is in the best interests of DelMar and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the DelMar Proposals as further described below.

When you consider the recommendation of DelMar’s board of directors, you should keep in mind that certain of DelMar’s board of directors and officers have interests in the Merger that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the beneficial ownership of certain of DelMar’s board of directors and officers of an aggregate of 119,604 shares of DelMar Common Stock and 14,300 shares of DelMar Series B Preferred Stock;

•

the anticipated continuation of Saiid Zarrabian, DelMar’s President and Chief Executive Officer and a director, Scott Praill, DelMar’s Chief Financial Officer, and Dennis Brown, Ph.D., DelMar’s Chief Scientific Officer, as the President and Chief Executive Officer and a director, Chief Financial Officer and Chief Scientific Officer, respectively, of DelMar following the Closing; and

•	the continued indemnification of current directors and officers of DelMar and the continuation of directors’ and officers’ liability insurance after the Merger.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of DelMar Common Stock or DelMar Series B Preferred Stock at the close of business on June 22, 2020, which is the record date for the special meeting of stockholders. Each share of DelMar Common Stock is entitled to one vote per share. Each share of DelMar Series B Preferred Stock is convertible into 0.25 shares of DelMar Common Stock and entitles its holder to vote with the DelMar Common Stock on an as-converted basis. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 11,454,228 shares of DelMar Common Stock issued and outstanding and 648,613 shares of DelMar Series B Preferred Stock issued and outstanding.

The Key DelMar Stockholders have agreed to vote all of their shares of DelMar Common Stock and DelMar Series B Preferred Stock in favor of the Nasdaq Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and the Plan Amendment Proposal.

Voting Your Shares

Each share of DelMar Common Stock that you own in your name entitles you to one vote on each of the proposals for the special meeting of stockholders. Each share of DelMar Series B Preferred Stock is convertible into 0.25 shares of DelMar Common Stock and entitles you to vote with the DelMar Common Stock on an as-converted basis. Your one or more proxy cards show the number of shares of DelMar Common Stock and/or DelMar Series B Preferred Stock that you own.

If you are a holder of record, there are different ways to vote your shares at the special meeting of stockholders:

•

You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable special meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of DelMar Common Stock will be voted as recommended by DelMar’s board of directors. With respect to proposals for the special meeting of stockholders, that means: “FOR” each of the DelMar Proposals.

•	You can vote via the Internet by following the instructions on the voting instruction form or proxy card in your proxy materials.

•	You can vote via telephone by following the instructions on the voting instruction form or proxy card in your proxy materials.

•

You can attend the special meeting and vote via live website. If you wish to vote your shares electronically at the special meeting, there will be a live link provided during the special meeting. You will need the virtual control number assigned to you in order to vote.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of DelMar Common Stock and/or DelMar Series B Preferred Stock, you may contact our proxy solicitor at:

Alliance Advisors LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 Telephone: 866-619-8907 Banks and brokers can call collect at: 866-619-8907 Email: amackey@allianceadvisors.com

Quorum and Vote Required for the DelMar Proposals

A quorum of DelMar’s stockholders is necessary to hold a valid meeting. The holders of at least 33.3% of the outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock as of the record date, represented in person or by proxy, will constitute a quorum for the transaction of business at the DelMar special meeting. DelMar will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the DelMar special meeting.

The approval of the Reverse Stock Proposal and the Name Change Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock that are entitled to vote, voting together as a single class. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the the Reverse Stock Proposal and the Name Change Proposal.

The approval of the Nasdaq Proposal, the Plan Amendment Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the special meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposal, the Plan Amendment Proposal and the Adjournment Proposal.

Abstentions and Broker Non-Votes

If your shares of DelMar Common Stock or DelMar Series B Preferred Stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares.

If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the NYSE deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any DelMar Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any DelMar Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the DelMar Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Revocability of Proxies

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by:

•	filing with DelMar’s Secretary, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

•	attending the DelMar special meeting and voting online, provided you file a written revocation with the Secretary of the special meeting prior to the voting of such proxy.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of DelMar Common Stock and/or DelMar Series B Preferred Stock in connection with the Merger.

Solicitation of Proxies

DelMar will pay the cost of soliciting proxies for the special meeting. DelMar has engaged Alliance Advisors LLC to assist in the solicitation of proxies for the special meeting. The fees that will be paid to Alliance Advisors LLC are anticipated to be approximately $15,000, and DelMar will reimburse their out-of-pocket expenses. DelMar has also agreed to indemnify Alliance Advisors against certain claims. DelMar also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of DelMar Common Stock and DelMar Series B Preferred Stock for their expenses in forwarding soliciting materials to beneficial owners of DelMar Common Stock and DelMar Series B Preferred Stock and in obtaining voting instructions from those owners. DelMar’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE MERGER

The Background of the Merger

The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of DelMar and Adgero. The following is a brief discussion of the background of these negotiations. The following chronology does not purport to catalogue every conversation among DelMar, Adgero, and their respective representatives.

In the ordinary course of its business, DelMar’s board of directors, with the assistance of its senior management and advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of DelMar with a view toward enhancing stockholder value. These reviews have included, from time to time, potential capital markets transactions and acquisitions, as well as a review of the potential benefits and risks associated with each such course of action.

Beginning in May 2018, DelMar engaged a financial advisor (who was not Ladenburg Thalmann) and undertook a process to explore strategic alternatives. The process did not lead to any transactions and the engagement of the financial advisor was terminated in October 2019, however DelMar continued to explore strategic alternatives and potential acquisition candidates during 2020. Throughout this process, DelMar’s management team considered more than 50 potential transaction alternatives.

In December 2019, a representative from Aegis Capital Corp. (“Aegis”), the current financial advisor to Adgero, reached out to Saiid Zarrabian, DelMar’s President and Chief Executive Officer, to discuss a potential transaction involving Adgero and DelMar. On December 18, 2019, DelMar entered a customary, Mutual Non-Disclosure Agreement with Adgero for the purposes of exchanging information and evaluating a potential transaction.

From December 17, 2019 to January 4, 2020 members of DelMar’s management team, including Mr. Zarrabian, Scott Praill, Chief Financial Officer, and Robert J. Toth, Jr. and Robert E. Hoffman of DelMar’s board of directors, held preliminary diligence discussions with members of Adgero’s management team related to intellectual property and other business diligence matters.

On January 4, 2020, DelMar received a draft of a term sheet for a potential acquisition of Adgero and on January 7, 2020, Mr. Zarrabian, Mr. Praill, Greg Johnson, a consultant to DelMar, Chris Kim, a consultant to DelMar, Mr. Hoffman and Mr. Toth held a call to discuss the draft term sheet and proposed transaction. On January 10, 2020, Messrs. Zarrabian, Praill, Johnson, Hoffman and Toth held a call with representatives from Lowenstein Sandler LLP (“Lowenstein Sandler”), legal counsel to DelMar, to discuss the draft term sheet and proposed transaction. On January 15, 2020, Messrs., Zarrabian, Johnson, Hoffman and Toth met with representatives of Aegis and discussed the potential synergies of the proposed business combination.

During the weeks of January 13, 2020 and January 20, 2020 DelMar received the forecasted budget of Adgero and continued its financial due diligence of Adgero. From January through February 2020, Messrs Zarrabian and Praill and the management team of Adgero held discussions related to the potential business of the combined company and continued their diligence review of Adgero, including financial diligence and a review of Adgero’s development plans for its clinical product. Messrs. Hoffman and Toth were invited to participate on a number of diligence calls as representatives of DelMar’s board of directors.

On January 20, 2020, DelMar’s board of directors held a telephonic meeting, with representatives of Lowenstein Sandler in attendance and Mr. Zarrabian provided an overview of the discussions related to the proposed transaction with Adgero.

On January 21, 2020, Mr. Zarrabian held a call with representatives of Aegis about the proposed transaction and discussed the potential ownership and capitalization of the combined company and the management team needs of the combined company. These initial discussions contemplated that the stockholders of DelMar and stockholders of Adgero would each own 50% of the combined company and that each of DelMar and Adgero would designate certain nominees for the board of directors of the combined company.

On January 25 and January 28, 2020, DelMar’s management team discussed the terms of the proposed merger with Adgero. On January 29, 2020, DelMar’s board of directors held a telephonic meeting, with representatives of Lowenstein Sandler in attendance, and Mr. Zarrabian provided an overview related to the proposed transaction with Adgero, including the proposed terms of the merger and synergies of the combined company. On January 30 and February 4, 2020 DelMar’s management team had calls with Aegis and continued discussions related to the proposed terms of the merger. On January 30, 2020, Mr. Zarrabian informed Aegis that in order to proceed with the transaction, the stockholders of DelMar would need to retain majority ownership of the combined company and that a majority of the board members of the combined company would need to be DelMar directors. Mr. Zarrabian also informed Aegis that in determining the proper board of directors for the combined company, members of DelMar’s board of directors would need to interview and approve the proposed Adgero nominees for the board of directors of the combined company.

On February 12, 2020, DelMar’s board of directors held a telephonic meeting, with representatives from Lowenstein Sandler in attendance, and discussed the terms of the proposed merger with Adgero. Representatives from Lowenstein Sandler provided an overview of fiduciary duties to the board of directors and responded to questions from the board of directors related to the merger process and terms of the proposed merger.

On February 21, 2020 Lowenstein Sandler provided a draft of the Merger Agreement to Adgero’s legal counsel, which reflected the terms of Mr. Zarrabian’s discussions with Aegis to date and the overview he had provided to the board of directors on February 12, 2020. On February 23, 2020, Mr. Zarrabian shared the draft of the Merger Agreement with DelMar’s board of directors.

During the months of March and April 2020, DelMar continued to receive diligence documents related to Adgero and continued its financial, regulatory and business-related review of Adgero, in addition to its review of Adgero’s intellectual property portfolio. During April 2020, discussions between DelMar’s management team and Adgero’s management team continued related to the capitalization of the combined company. During DelMar’s diligence process, members of DelMar’s management team, including Messrs. Hoffman and Toth spoke regularly with members of Adgero’s management team and their advisors.

On March 16, 2020, DelMar’s board of directors held a telephonic meeting, with representatives from Lowenstein Sandler in attendance, and Mr. Zarrabian provided the board of directors with an update related to the status of the merger negotiations. Discussion ensued amongst the board of directors related to the advantages and disadvantages of the potential transaction, including synergies of the combined company. The board of directors then discussed and resolved to approve the formation of a committee consisting of Messrs. Toth and Hoffman (the “Finance Committee”) to assist Mr. Zarrabian in negotiating the potential transaction with Adgero.

On March 17, 2020, DelMar received a revised draft of the Merger Agreement from Gracin & Marlow LLP, counsel to Adgero (“Gracin & Marlow”), which contained edits to reflect that each company was making reciprocal representations and other changes. On March 21, 2020, after discussions with Lowenstein Sandler related to the revised draft of the Merger Agreement, Mr. Zarrabian provided an update via e-mail to board of directors related to the revised draft of the Merger Agreement.

On April 7, 2020, DelMar’s management team discussed and the Adgero management team discussed the potential capitalization structure of the combined company after consummation of the merger with Adgero, including the treatment of outstanding securities of Adgero.

On April 10, 2020, the Finance Committee held a meeting and discussed a draft of a non-binding letter of intent (the “LOI”) DelMar had received from Aegis related to the Merger. The LOI outlined the terms of the proposed merger with Adgero as the parties had agreed to at that point, including that DelMar stockholders would own 50.5% of the combined company, and that a financing in a minimum amount of $10 million would be required to consummate the Merger. On April 13, 2020, DelMar’s board of directors held a meeting and

Mr. Zarrabian discussed the terms of the LOI, as well as the proposed business of the combined company. DelMar executed the LOI later that day. During the month of April 2020, DelMar continued its due diligence related to Adgero, including diligence related to Adgero’s existing employment arrangements.

On April 17, 2020, Lowenstein Sandler circulated an updated draft of the Merger Agreement to Gracin & Marlow.

On April 30, 2020, DelMar’s board of directors held a telephonic meeting, with representatives from Lowenstein Sandler in attendance. At the meeting, Mr. Zarrabian provided an overview of the status of negotiations with Adgero, including a proposed timeline to complete the transaction. Mr. Zarrabian also discussed with the board of directors the engagement of an advisor to render a fairness opinion for the proposed transaction with Adgero. Mr. Zarrabian discussed various proposals from advisors with the board of directors and discussion ensued related to the various costs of the engagements, the qualifications of the various advisors and services offered. The board of directors determined that DelMar should engage Ladenburg Thalmann & Co. Inc. (“Ladenburg”) to render a fairness opinion in connection with the potential transaction with Adgero.

On May 1, 2020, DelMar entered into an engagement letter with Ladenburg for purposes of engaging Ladenburg to render a fairness opinion for the potential acquisition of Adgero. From May 1, 2020 through June 9, 2020, Mr. Zarrabian, Mr. Praill and the Finance Committee held meetings with Ladenburg to discuss the proposed terms of the potential transaction with Adgero and certain financial metrics of DelMar and Adgero. On May 12, 2020, DelMar’s board of directors held a telephonic meeting, with representatives from Lowenstein Sandler in attendance. Mr. Zarrabian and the representatives from Lowenstein Sandler provided an update on the status of merger negotiations with Adgero. Representatives from Lowenstein Sandler discussed the terms of the current proposed draft of the Merger Agreement and provided an overview of the necessary steps to consummate the transaction.

On May 21, 2020, Lowenstein Sandler sent drafts of the DelMar Support Agreement and Adgero Support Agreement to Gracin & Marlow, and Mr. Praill circulated the then current draft of the Merger Agreement to DelMar’s board of directors.

Lowenstein Sandler circulated further revised drafts of the Merger Agreement to Gracin & Marlow on May 1, 2020, May 12, 2020, May 27, 2020, May 28, 2020 and June 2, 2020 to finalize the few remaining open issues in the draft, including to reflect final determinations related to the exchange ratio, treatment of outstanding Adgero equity awards and discussions related to the board designees for the combined company of both Adgero and DelMar. On May 27, 2020, Lowenstein Sandler also circulated drafts of assignment agreements that would assign the existing employment agreements for each of Adgero’s executives officers to DelMar.

On May 21, 2020, DelMar received a draft of a non-binding term sheet for a private placement offering of shares of DelMar preferred stock from Aegis (the “Private Placement Term Sheet”). The Private Placement Term Sheet outlined a minimum and maximum financing in connection with the Merger and outlined the terms of the preferred stock to be sold in the proposed private placement. Through May 29, 2020, DelMar and Aegis negotiated the Private Placement Term Sheet, including provisions related to the terms of the preferred stock, the dividends payable on the preferred stock, the pricing of the conversion features of the preferred stock, the minimum and maximum amounts of the financing and the fees payable to Aegis in connection with the proposed merger with Adgero and the proposed financing.

On May 31, 2020, DelMar’s board of directors held a telephonic meeting with representatives from Lowenstein Sandler in attendance. On the call, Mr. Zarrabian provided an overview of the discussions with Adgero, and representatives from Lowenstein Sandler provided an update on the status of the Merger Agreement and discussed the Private Placement Term Sheet with the board of directors, including the proposed terms of the preferred stock and the fees payable to Aegis. During the meeting, the board of approved the terms of the Private Placement Term Sheet. On June 1, DelMar and Aegis executed the Private Placement Term Sheet.

On June 4, 2020, DelMar’s board of directors held a telephonic meeting with representatives of Lowenstein Sandler and Ladenburg in attendance. At the meeting, the board of directors discussed the current status of discussions with Adgero, the status of the ancillary documents and schedules and that DelMar and Adgero had each satisfactorily completed due diligence. DelMar’s board of directors then reviewed the final terms of the Merger Agreement, which had not changed materially from drafts previously discussed with the board and representatives of Lowenstein Sandler provided the board with an overview of their fiduciary duties and responded to questions from the board. Representatives from Ladenburg then reviewed and discussed their financial analyses with respect to DelMar, Adgero and the proposed Merger and responded to questions from the board regarding the financial analysis. Following such discussion, Ladenburg informed the board that, as of June 4, 2020, and subject to the factors, limitations, qualifications and other matters that would be set forth in its written opinion, the Exchange Ratio was fair, from a financial point of view, to the stockholders of DelMar. It was then decided that the board of directors would reconvene on June 7, 2020 to continue discussions related to the proposed Merger.

On June 7, 2020, DelMar’s board of directors held a subsequent telephonic meeting with representatives of Lowenstein Sandler and Ladenburg in attendance. At the meeting, Ladenburg provided an update to the board related to their financial analyses, including a discounted cash flow analysis with revised assumptions that were discussed with the board at the June 4, 2020 meeting. Thereafter, Ladenburg rendered its oral opinion to the board of directors (which was subsequently confirmed in writing) that, as of June 7, 2020, and subject to the factors, limitations, qualifications and other matters set forth in its written opinion, the Exchange Ratio was fair, from a financial point of view, to the stockholders of DelMar. After evaluating these factors, and subject to receipt of Ladenburg’s final fairness opinion and the finalization of immaterial details related to the draft of the Merger Agreement, DelMar’s board of directors unanimously (i) determined that the forms, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of DelMar and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and the private placement contemplated by the Private Placement Term Sheet, (iii) declared that it is advisable and in the best interests of DelMar and its stockholders to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, and (iv) recommended the stockholders vote in favor of each of the DelMar Proposals included in this proxy statement/prospectus/information statement. On June 9, 2020, Ladenburg delivered its written fairness opinion to DelMar’s board of directors, which had not changed from the version presented at the June 7, 2020 meeting of the board, and the parties entered the Merger Agreement on that date. DelMar and Adgero announced entry into the Merger Agreement on the morning of June 10, 2020.

DelMar’s Reasons for the Merger

The DelMar board of directors unanimously (i) determined that the forms, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of DelMar and its stockholders, (ii) authorized and approved the Merger Agreement and the Merger and (iii) recommended to the stockholders of DelMar that such holders approve the DelMar Proposals set forth herein.

Reasons for Recommendation

In the course of reaching its recommendation, the DelMar board of directors considered the following material factors relating to the Merger Agreement and the Merger, each of which the DelMar board of directors believes supported its decision:

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the strategic and transformative nature of the Merger, combining DelMar’s first-in-class, DNA-targeting chemotherapeutic with proven anti-cancer activities with Adgero’s photodynamic therapy platform to create a diversified biopharmaceutical company with a robust pipeline targeting rare, unmet medical needs in oncology;

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the combined company will have a diverse pipeline of oncology product candidates in development, including VAL-083 for the treatment of drug-resistant solid tumors such as glioblastoma multiforme and REM-001 for the treatment of cutaneous metastatic breast cancer;

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the fact that the combined company is expected to have greater financial resources and flexibility to engage in research and development, realize the full potential of its product candidates, and create sustainable long-term growth;

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the alternatives reasonably available to DelMar, including remaining a standalone company or pursuing other strategic alternatives, which the DelMar board of directors evaluated with the assistance of its financial and legal advisors, and the DelMar board of directors’ belief that the Merger created the best reasonably available opportunity to maximize value for DelMar stockholders given the potential risks, rewards and uncertainties associated with other potential alternatives;

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the availability of capital from the Investors and the terms of the Private Placement and the fact that DelMar had otherwise been unable to secure sufficient equity financing on attractive terms or at all as a standalone company;

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the fact that, because DelMar stockholders are expected to own 50.5% of the total voting shares outstanding immediately after consummation of the Merger, DelMar stockholders would continue to participate in the future performance of the combined company;

•	the historical market prices, volatility and trading information of DelMar Common Stock;

•	the fact that the Exchange Ratio was achieved through of a series of arms’ length negotiations between the parties;

•	the recommendation of DelMar’s management in favor of the Merger;

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the fact that the combined company will be led by an experienced senior management team from DelMar and Adgero combining the depth of knowledge of the management teams related to the REM-001 and VAL-083 product candidates, and a board of directors comprised of four directors designated by DelMar, two directors nominated by Adgero and approved by DelMar, and the remaining director will be an independent director mutually agreed upon by Adgero and DelMar;

•	the terms and conditions of the Merger Agreement, including the commitments by DelMar and Adgero to complete the Merger and the transactions contemplated thereby;

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the DelMar board of directors belief that, while the consummation of the Merger is subject to various regulatory approvals, such approvals were likely to be obtained without a material adverse impact on the respective businesses of DelMar and Adgero;

•	the terms of the proposed Private Placement financing for the Merger;

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the DelMar board of directors’ view, after consultation with DelMar’s management and financial and legal advisors, as to the likelihood that DelMar will be able to obtain the necessary financing for the Merger and that the proceeds of such financing will be available to consummate the Merger and operate the combined company and the advance the clinical trials of both companies following the Merger, in each case subject to the terms and conditions of the subscription agreements in connection with the Private Placement;

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the fact that the Merger Agreement does not preclude DelMar from responding to and negotiating certain unsolicited acquisition proposals for DelMar from third parties made prior to the time the DelMar stockholders adopt the Merger Agreement, should DelMar receive a superior offer;

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the fact that the terms of the Merger Agreement provide that, prior to obtaining the DelMar Stockholder Approval, the DelMar board of directors is permitted to change its recommendation in response to a superior offer or certain material developments or changes in circumstances that occur after the date of the Merger Agreement, subject to compliance with the terms and conditions of the Merger Agreement;

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the fact that Adgero is required to pay a termination fee to DelMar if the Merger Agreement is terminated under specified circumstances described in the section entitled “The Merger Agreement—Termination Fees”;

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the fact that the Exchange Ratio under the Merger Agreement is fixed (i.e., it will not be adjusted for fluctuations in the market price of DelMar Common Stock), but will be subject to adjustment on a pro rata basis to account for the reverse stock split discussed herein, creating certainty as to the number of shares of DelMar Common Stock to be issued;

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the opinion of Ladenburg Thalmann & Co. Inc., rendered orally on June 7, 2020 and subsequently confirmed in writing, to the DelMar board of directors that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the Exchange Ratio was fair, from a financial point of view, to the stockholders of DelMar, as more fully described below (please see the section entitled “The Merger—Opinion of Ladenburg”); and

•	the DelMar board of directors’ view, after consultation with DelMar’s management and financial advisors, that a strategic combination with Adgero was DelMar’s best available strategic alternative.

The DelMar board of directors considered these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the Merger, including:

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the difficulties of combining the businesses of DelMar and Adgero based on, among other things, the different geographical locations and complexities of the two companies, and potential disruption associated with the transactions and integrating the companies;

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the challenges inherent in the management and operation of the combined company, including the risk that integration costs may be greater than anticipated and may require greater than anticipated management attention and focus post-closing;

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the possibility that the consummation of the Merger might not occur, or might be delayed, despite the companies’ efforts, including by reason of a failure to obtain the approval of either the DelMar stockholders or the Adgero stockholders or a failure of the parties to obtain the applicable regulatory approvals;

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the risks and costs to DelMar in connection with the Merger (including if the Merger is not completed), either during the pendency of the Merger or following the closing, including the risks and costs associated with the potential diversion of management and employee attention, potential employee attrition and the potential effect on business, operations and financial results;

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the potential that the fixed exchange ratio with respect to the Merger Consideration could result in DelMar delivering greater value to Adgero stockholders than had been anticipated by DelMar should the value of shares of DelMar Common Stock increase disproportionately from the date of the Merger Agreement;

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the possibility that the anticipated benefits of the Merger may not be realized, recognizing the many challenges associated with successfully integrating the businesses of DelMar and Adgero, including the risk of not capturing all of the anticipated cost savings, synergies and operational efficiencies;

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the restrictions in the Merger Agreement on DelMar’s ability to take certain actions outside the ordinary course of business prior to the consummation of the Merger, which may delay or prevent DelMar from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger;

•	the limitations imposed in the Merger Agreement on the solicitation or consideration by DelMar of alternative business combinations;

•	the fact DelMar may be required to pay Adgero a termination fee of $500,000 if DelMar fails to consummate the Merger under specified circumstances (please see the section entitled “The Merger

Agreement—Termination Fees”), and the effect this could have on DelMar, though the DelMar board of directors believed the termination fee was reasonable in amount;

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the fact that regardless of whether the DelMar board of directors changes its recommendation in response to a superior proposal or certain material developments or changes in circumstances that occur after the date of the Merger Agreement, DelMar may not terminate the Merger Agreement for these reasons and may still be compelled to hold the DelMar special meeting and seek approvals of the DelMar proposals related to the transactions included herein;

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the fact that, assuming the consummation of the Merger, the dilution to DelMar stockholders as stockholders of the combined company due to the issuance of all of the securities to be issued in connection with the Merger and the Private Placement;

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the fact that Adgero’s right to terminate the Merger Agreement to enter into a transaction representing a superior offer, subject to the payment of a $500,000 termination fee (please see the section entitled “The Merger Agreement—Termination Fees”);

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the fact that executive officers and directors of DelMar have interests in the Merger that may be different from, or in addition to, the interests of DelMar stockholders (please see the section entitled “The Merger—Interests of DelMar’s Directors and Officers in the Merger”); and

•	various other risks associated with the Merger and the businesses of DelMar, Adgero and the combined company described in the section entitled “Risk Factors.”

The foregoing discussion of the factors considered by the DelMar board of directors is not intended to be exhaustive, but rather includes the principal factors considered by the DelMar board of directors in reaching its conclusion and recommendation in relation to the Merger and the DelMar proposals included herein. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the DelMar board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and to make its recommendations to DelMar’s stockholders. In addition, individual members of the DelMar board of directors may have given differing weights to different factors. The DelMar board of directors conducted an overall review of the factors described above, including thorough discussions with DelMar’s management and outside legal and financial advisors. In considering the recommendation of the DelMar board of directors, DelMar’s stockholders should be aware that DelMar’s directors may have interests in the Merger that are different from, or in addition to, those of the DelMar stockholders generally. Please see the section entitled “Interests of DelMar Directors and Executive Officers in the Merger.”

Adgero’s Reasons for the Merger

The Adgero board of directors unanimously (i) determined that the terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of Adgero and its stockholders, (ii) authorized and approved the Merger Agreement and the Merger and (iii) recommended to the stockholders of Adgero that such holders adopt the Merger Agreement and approve the merger.

Reasons for Recommendation

In the course of reaching its decision to approve the Merger, the Adgero board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

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the potential increased access to sources of capital at a lower cost and a broader range of investors to support Adgero’s development program than it could otherwise obtain if it continued to operate as a stand-alone, privately-held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	the development and commercial planning expertise and operational proficiency of the DelMar management team;

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the Adgero board of directors’ belief that no alternatives to the Merger were reasonably likely to create greater value for Adgero stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Adgero board of directors;

•	the cash resources of the combined company expected to be available at the closing of the Merger;

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the availability of appraisal rights under the DGCL to holders of Adgero Common Stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Adgero Common Stock as determined by the Delaware Court of Chancery;

•	the expectation that the Merger with DelMar would be a more time and cost-effective means to access capital than other options considered;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

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the determination that the expected relative percentage ownership of DelMar stockholders and Adgero stockholders in the combined company was appropriate, in the judgment of the Adgero board of directors, based on the Adgero board of directors’ assessment of the approximate valuations of DelMar and Adgero and the comparative costs and risks associated with alternatives to the Merger;

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the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that Adgero stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Adgero Common Stock for DelMar Common Stock pursuant to the Merger;

•	the limited number and nature of the conditions of the obligation of DelMar to consummate the Merger;

•	the conclusion of the Adgero board of directors that the potential termination fee of $500,000 payable by DelMar to Adgero and the circumstances when such fee may be payable, were reasonable;

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the fact that shares of Delmar Common Stock issued to Adgero stockholders will be registered on a Form S-4 registration statement by DelMar and will generally become freely tradable for non-affiliates; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Adgero board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

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the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Adgero and the ability of Adgero to obtain financing in the future in the event the Merger is not completed;

•	the reasonableness of the termination fee of $500,000, which could become payable by Adgero if the Merger Agreement is terminated in certain circumstances and certain events occur;

•	the risk that the Merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Adgero’s business will be subject to following the Merger that it has not previously been subject to; and

•	various other risks associated with the combined company and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

Interests of DelMar’s Directors and Officers in the Merger

In considering the recommendation of DelMar’s board of directors with respect to issuing shares of DelMar Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by DelMar stockholders at the DelMar special meeting, DelMar stockholders should be aware that certain members of the board of directors and executive officers of DelMar have interests in the Merger that may be different from, or in addition to, the interests of DelMar stockholders. These interests relate to or arise from the matters described below. The board of directors of each of DelMar and Adgero was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the transactions contemplated thereby, and to recommend, as applicable, that DelMar stockholders approve the DelMar Proposals to be presented to DelMar stockholders for consideration at the DelMar special meeting as contemplated by this proxy statement/prospectus/information statement.

Continued Service

As described elsewhere in this proxy statement/prospectus/information statement, including in the section entitled “Management After the Merger,” certain of DelMar’s existing directors are expected to remain directors of the combined company. Saiid Zarrabian, Robert J. Toth, Jr. and Robert E. Hoffman are expected to continue as directors of the combined company. Additionally, Saiid Zarrabian, currently DelMar’s President and Chief Executive Officer, Scott Praill, currently DelMar’s Chief Financial Officer, and Dennis Brown, Ph.D., currently DelMar’s Chief Scientific Officer, will continue as the President and Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, respectively, of the combined company following the Closing of the Merger.

Stock Ownership and Support Agreements

As of June 9, 2020, DelMar directors and executive officers beneficially owned approximately 1.0% shares of DelMar Common Stock and DelMar Series B Preferred Stock (on an as converted basis). DelMar directors and executive officers have entered into the DelMar Support Agreement in connection with the Merger. For a more detailed discussion of the DelMar Support Agreement, please see the section entitled “Certain Agreements Related to the Merger—Support Agreements.”

Indemnification and Insurance

As described in this proxy statement/prospectus/information statement, including in the section entitled “Management After the Merger—Limitation on Liability and Indemnification of Directors and Officers,” certain of DelMar’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

The DelMar board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger.

Interests of Adgero’s Directors and Officers in the Merger

As of June 9, 2020, Adgero’s directors and executive officers own approximately 22.9% of the outstanding shares of Adgero Common Stock, in addition to warrants to purchase shares of Adgero Common Stock and options to purchase shares of Adgero Common Stock, which options shall terminate upon consummation of the Merger. John Liatos, currently Adgero’s interim Chief Executive Officer and Chief Financial Officer, and Steven Rychnovsky, Ph.D., currently Adgero’s Vice President, Operations and Product Development, will continue as DelMar’s Senior Vice President, Business Development and Vice President, Research and Development, respectively, following the consummation of the Merger. Additionally, Keith Murphy and John Liatos, currently members of the Adgero’s board of directors, are expected to become directors of DelMar following the consummation of the Merger. Adgero’s directors and executive officers have also entered into the Adgero Support Agreement in connection with the Merger. Additionally, the 530,000 shares of outstanding restricted stock of Adgero, of which 525,000 were issued to directors and officers of Adgero will no longer be subject to transfer restrictions or forfeiture and will be fully vested in connection with the closing of the Merger.

In addition, Adam Stern, a member of the Adgero board of directors, is an affiliate of the Placement Agent and SternAegis Ventures. In connection with the Merger, SternAegis Ventures (or its designees) is entitled to receive the Success Fee Shares. The Success Fee Shares will be payable upon the Closing of the Merger and will be subject to a two-year lock-up period. In connection with the Private Placement, the Placement Agent is entitled to receive cash compensation in an amount equal to ten percent of the gross proceeds raised in the Private Placement, and the Placement Agent Warrants. The Placement Agent is also entitled to receive a non-accountable expense allowance equal to 3% of the gross proceeds raised in each closing of the Private Placement and is entitled to a right of first refusal for a period of six months from the Closing of the Merger to act as a lead or co- placement agent for any proposed private offering of DelMar securities. Upon the Closing, it is anticipated that DelMar will enter into a nonexclusive financial advisory agreement with the Placement Agent, on terms to be decided by the parties, pursuant to which the Placement Agent may provide certain advisory services to DelMar with respect to potential merger and acquisition and other transactions.

Certain Adgero Unaudited Projected Financial Information

In connection with DelMar’s and Adgero’s respective evaluations of the Merger, at the request of DelMar, Adgero management prepared and made available to DelMar certain forecasted information related to Adgero for fiscal years 2020 to 2034, to which DelMar’s management made certain adjustments, and prepared and made available to Ladenburg certain non-public, unaudited prospective financial information regarding Adgero’s anticipated cash flows for fiscal years 2020 through 2034 (the “Adgero Forecasts”). The Adgero Forecasts were provided by DelMar management to the DelMar board of directors and by Adgero management to the Adgero board of directors in connection with their respective evaluations of the Merger and were also provided by DelMar management to Ladenburg in connection with its analyses and opinions described in the section entitled “Opinion of Ladenburg.”

The Adgero Forecasts were prepared by DelMar management in connection with the evaluation of the Merger and are based on numerous estimates and assumptions, including assumptions regarding Adgero’s expected product revenue and costs of goods sold. The Adgero Forecasts were prepared to address the CMBC indication for the REM-001 therapy and were not prepared to address any other indications. The underlying assumptions were generally based on information and market factors known to DelMar management as of June 6, 2020 (and, as a result do not include any adjustments for the impact or potential impact of any events that took place thereafter).

The forecasted financial information contained in this section entitled “Certain Adgero Unaudited Projected Financial Information” was not prepared for public disclosure. The inclusion of this information in this proxy statement/prospectus/information statement does not constitute an admission or representation by DelMar or Adgero that the information is material. You should note that this forecasted financial information constitutes forward-looking statements. Please see the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Ernst & Young LLP, DelMar’s predecessor independent registered accounting firm, did not provide any assistance in preparing the Adgero Forecasts and has not examined, compiled, or otherwise performed any procedures with respect to the Adgero Forecasts and, accordingly, Ernst & Young LLP has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The Ernst & Young LLP reports included in this proxy statement/prospectus/information statement relate solely to the historical financial information of DelMar. Such reports do not extend to the Adgero Forecasts and should not be read to do so. Rosenberg Rich Baker Berman & Company, Adgero’s independent auditor’s, did not provide any assistance in preparing the Adgero Forecasts and has not examined, compiled, or otherwise performed any procedures with respect to the Adgero Forecasts and, accordingly, Rosenberg Rich Baker Berman & Company has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The Rosenberg Rich Baker Berman & Company reports included in this proxy statement/prospectus/information statement relate solely to the historical financial information of Adgero. Such reports do not extend to the Adgero Forecasts and should not be read to do so.

The summary of the Adgero Forecasts is included in this proxy statement/prospectus/information statement to give DelMar stockholders and Adgero stockholders access to non-public information that was provided to the DelMar board of directors, the Adgero board of directors, and Ladenburg in connection with evaluating the Merger.

Certain financial measures in the Adgero Forecasts have not been prepared in accordance with GAAP as supplemental measures to evaluate operational performance. While DelMar believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the combined company’s potential competitors and may not be directly comparable to similarly titled measures of the combined company’s potential competitors or other companies generally. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Adgero Forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Adgero Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the DelMar board of directors, the Adgero board of directors, or Ladenburg in connection with the Merger. Accordingly, no reconciliation of the financial measures included in the Adgero Forecasts is provided in this proxy statement/prospectus/information statement.

The following is a summary of the metrics included in the Adgero Forecasts (amounts may reflect rounding):

(1)	17% downward revenue adjustment made to account for a 2 month delay between the readout from the first Phase III study and the initiation of the second Phase III study

Opinion of Ladenburg

As stated above, pursuant to an engagement letter dated May 1, 2020, DelMar retained Ladenburg to render the Opinion to the DelMar board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of DelMar. On June 7, 2020, at the request of the DelMar board of directors, Ladenburg rendered its oral opinion, subsequently confirmed by delivery of the written Opinion dated June 9, 2020, to the DelMar board of directors, that the Exchange Ratio was fair, from a financial point of view, to the stockholders of DelMar as of the date of such Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Opinion is attached as Annex D to this proxy statement/prospectus/information statement and is incorporated by reference. DelMar encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. Ladenburg provided its Opinion for the sole benefit and use by the DelMar board of directors in its consideration of the Merger. The Opinion is not a recommendation to the DelMar board of directors or to any stockholder as to how to vote at the DelMar special meeting or to take any other action in connection with the Merger or otherwise.

In connection with the Opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft, dated June 9, 2020, of the Merger Agreement, which was the most recent draft made available to Ladenburg prior to the delivery of Ladenburg’s Opinion;

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Reviewed and analyzed certain publicly available financial and other information for each of DelMar and Adgero, respectively, including equity research on comparable companies and on DelMar, and certain other relevant financial and operating data furnished to Ladenburg by the management of DelMar, including information DelMar obtained from Adgero;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Adgero furnished to Ladenburg by the management of DelMar, which DelMar obtained from Adgero;

•	Discussed with certain members of the management of DelMar the historical and current business operations, financial condition and prospects of DelMar and Adgero;

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Reviewed and analyzed certain operating results of Adgero as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg deemed relevant;

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Reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Adgero prepared by the management of Adgero as well as projections for Adgero prepared and adjusted by the management of DelMar which was then provided to Ladenburg and utilized per instruction of DelMar;

•	Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg deemed relevant;

•	Reviewed certain pro forma financial effects of the Merger;

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Reviewed and analyzed such other information and other factors, and conducted such other financial studies, analyses and investigations as Ladenburg deemed relevant for the purposes of the Opinion; and

•	Took into account Ladenburg’s experience in other transactions, as well as Ladenburg’s experience in securities valuations and Ladenburg’s general knowledge of the industry in which Adgero operates.

In conducting Ladenburg’s review and arriving at Ladenburg’s Opinion, Ladenburg has with DelMar’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Ladenburg by DelMar and Adgero, respectively, or which is publicly available or was otherwise reviewed by Ladenburg. Ladenburg has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg has relied upon, without independent verifications, the assessment of DelMar management and Adgero management as to the viability of, and risks associated with, the current and future products and services of Adgero (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg has not conducted, nor has assumed any obligation to conduct, any physical inspection of the properties or facilities of DelMar or Adgero. Furthermore, Ladenburg has assumed, with DelMar’s consent, that there will be no further adjustments to the Exchange Ratio between the date of its Opinion and the date the final Exchange Ratio is determined. With respect to the financial forecasts supplied to Ladenburg by DelMar regarding Adgero, Ladenburg has, with DelMar’s consent, assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgements of the management of DelMar and Adgero, as applicable, as to the future operating and financial performance of DelMar and Adgero, as applicable, and that they provided a reasonable basis upon which Ladenburg could form its Opinion.

Ladenburg expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting Ladenburg’s Opinion of which Ladenburg has become aware after the date of its Opinion. Ladenburg has assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of DelMar or Adgero since the date of the last financial statements made available to Ladenburg. Ladenburg has not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of DelMar or Adgero, nor has Ladenburg been furnished with such materials. In addition, Ladenburg has not evaluated the solvency or fair value of DelMar or Adgero under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg’s Opinion does not address any legal, tax or accounting matters related to the Agreement or the Merger, as to which Ladenburg has assumed that DelMar and the DelMar board of directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Ladenburg’s Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of DelMar. Ladenburg express no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, and Ladenburg express no opinion as to the terms of the Private Placement. Ladenburg’s Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Ladenburg on the date of its Opinion. It should be understood that although subsequent developments may affect Ladenburg’s Opinion, Ladenburg does not have any obligation to update, revise or reaffirm Ladenburg’s Opinion and Ladenburg expressly disclaim any responsibility to do so.

Ladenburg has not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering Ladenburg’s Opinion, Ladenburg has assumed in all respects material to Ladenburg’s analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Ladenburg has assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by Ladenburg. Ladenburg has also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. Ladenburg has assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. DelMar has informed Ladenburg, that DelMar and Adgero intend for the Merger to be treated as, and Ladenburg has assumed, that the Merger will be treated as a tax-free reorganization within the meaning of 368(a) of the Code.

Ladenburg’s Opinion is intended for the benefit and use of the DelMar board of directors in its consideration of the financial terms of the Merger (except as set forth in its Engagement Letter with DelMar) and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent, except that Ladenburg’s Opinion may be disclosed in full in any proxy statement or prospectus filed with any registration statement that is required to be filed in connection with the Merger with the Securities and Exchange Commission. Ladenburg’s Opinion does not constitute a recommendation to the Delmar board of directors on whether or not to approve the Merger or to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Ladenburg’s Opinion does not address DelMar’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to DelMar. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares of securities of any person, including DelMar, will trade at any time, including following the announcement or consummation of the Merger. Ladenburg has not been requested to opine as to, and Ladenburg’s Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of DelMar Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

The issuance of the Opinion was approved by a fairness opinion committee of Ladenburg.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Ladenburg to arrive at its Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below and reviewed with the DelMar board of directors the assumptions on which such analyses were based and other factors, including the historical and projected financial results of DelMar and Adgero.

Merger Consideration Paid to Adgero

The consideration to be paid to Adgero by DelMar of approximately $8.0 million was calculated by multiplying DelMar’s 30-day volume weighted average price (“VWAP”) of $0.7052 by (11,365,499) shares of DelMar Common Stock to be issued to holders of Adgero Common Stock in the Merger. The (11,365,499) shares are calculated by taking the number of shares of DelMar Outstanding Equity (11,595,105) multiplied by the quotient of dividing 49.5% (the pro-forma ownership of Adgero) by 50.5% (the pro-forma ownership of DelMar).

Analysis of Selected Publicly Traded Oncology Companies

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Adgero within the biopharmaceutical industry, Ladenburg selected financial data of 18 publicly traded companies (the “Selected Publicly Traded Companies”). Each of the Selected Publicly Traded Companies had a lead candidate in a Phase 2 or Phase 3 stage of clinical development, focused on treating solid-tumors, and has less than $100 million of cash on the balance sheet. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Adgero. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on June 5, 2020. The Selected Publicly Traded Companies were:

•	Agenus Inc.

•	Celldex Therapeutics, Inc.

•	Cellectar Biosciences, Inc.

•	Celsion Corporation

•	Delcath Systems, Inc.

•	Exicure, Inc.

•	Heat Biologics, Inc.

•	IDEAYA Biosciences, Inc.

•	Idera Pharmaceuticals, Inc.

•	Leap Therapeutics, Inc.

•	NuCana plc

•	Oncolytics Biotech Inc.

•	OncoSec Medical Incorporated

•	SELLAS Life Sciences Group, Inc.

•	TRACON Pharmaceuticals, Inc.

•	Tyme Technologies, Inc.

•	Vaccinex, Inc.

•	Vascular Biogenics Ltd.

The Selected Publicly Traded Companies had implied total enterprise values between $2.6 million and $592.2 million. Ladenburg derived a median implied total enterprise value of $54.1 million for the Selected Publicly Traded Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Adgero (by adding an estimated $1 million in cash at closing), which was $29.1 million to $110.1 million. This compares to Adgero’s implied equity value of approximately $8.0 million.

Selected Publicly Traded Companies

Company Name	Enterprise Value ($M)
Agenus Inc.	$592.2
Tyme Technologies, Inc.	160.1
Exicure, Inc.	159.4
NuCana plc	144.4
Leap Therapeutics, Inc.	118.0
IDEAYA Biosciences, Inc.	82.5
Celsion Corporation	77.0
Oncolytics Biotech Inc.	62.3
Vaccinex, Inc.	59.1
Heat Biologics, Inc.	49.1
OncoSec Medical Incorporated	47.3
Idera Pharmaceuticals, Inc.	33.4
Vascular Biogenics Ltd.	23.4
Delcath Systems, Inc.	20.1
SELLAS Life Sciences Group, Inc.	16.3
Celldex Therapeutics, Inc.	8.4
Cellectar Biosciences, Inc.	4.1
TRACON Pharmaceuticals, Inc.	2.6

Analysis of Selected Initial Public Offering Transactions

Ladenburg reviewed certain publicly available information for the IPOs of oncology focused biopharmaceutical companies which have completed an IPO since January 2015 and whose lead product at the time of IPO was in a Phase 2 or Phase 3 clinical stage of development. Ladenburg then focused on those transactions within this subset which raised less than $100 million in their IPO and had less than $50 million of cash on their balance sheet at the time of IPO. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Adgero. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent IPO Companies,” were:

•	Aclaris Therapeutics, Inc.

•	Aileron Therapeutics, Inc.

•	Ayala Pharmaceuticals, Inc.

•	BeyondSpring Inc.

•	Gamida Cell Ltd

•	Genprex, Inc.

•	Moleculin Biotech, Inc.

•	Monopar Therapeutics, Inc.

•	Tocagen Inc.

•	Tracon Pharmaceuticals, Inc.

•	Urogen Inc.

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent IPO Companies had total enterprise values between $36 million and $413 million. Ladenburg derived a median total enterprise value of $76.1 million for the Selected Precedent IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Adgero (by adding an estimated $1 million in cash at closing), which was $67.3 million to $116.9 million. This compares to Adgero’s implied equity value of approximately $8.0 million.

Selected Precedent IPO Companies

First Trade Date	Issuer	Enterprise Value ($M)
5/7/20	Ayala Pharmaceuticals, Inc.	$114.9
12/18/19	Monopar Therapeutics, Inc.	70.0
10/26/18	Gamida Cell Ltd	115.1
3/29/18	Genprex, Inc.	35.7
6/28/17	Aileron Therapeutics, Inc.	149.1
5/3/17	UroGen Pharma Ltd.	76.1
4/13/17	Tocagen Inc.	71.7
3/9/17	BeyondSpring Inc.	413.3
6/2/16	Moleculin Biotech, Inc.	62.6
10/6/15	Aclaris Therapeutics, Inc.	116.6
1/29/15	Tracon Pharmaceuticals, Inc.	51.2

Analysis of Selected Precedent M&A Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the six most recent qualifying merger transactions of oncology companies in the biopharmaceutical which had a lead candidate in a Phase 2 or Phase 3 stage of clinical development (the “Selected Precedent M&A Transactions”).

Ladenburg excluded acquisitions that were made by large pharmaceutical companies. Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Adgero. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Adgero to which they are being compared. Ladenburg reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions had total implied enterprise values between $10.0 million and $81.5 million. Ladenburg derived a median total enterprise value of $33.5 million for the Selected Precedent M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total enterprise values for Adgero (by adding an estimated $1 million in cash at closing), which was $19.6 million to $55.5 million. This compares to Adgero’s implied equity value of approximately $8.0 million.

Selected Precedent M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
4/17/2019	CytoSen Therapeutics, Inc.	Kiadis Pharma N.V.	$81.5
2/27/2017	Anew Pharmaceuticals, Inc.	Betta Pharmaceuticals Co. Ltd.	69.8
9/21/2016	Viventia Bio, Inc.	Eleven Biotherapeutics, Inc.	49.4
7/14/2016	RedoxTherapies, Inc.	Juno Therapeutics, Inc.	10.0
5/11/2016	Alize Pharma SAS	Jazz Pharmaceuticals Plc	20.5
6/11/2015	Oncos Therapeutics Ltd.	Targovax AS	42.1
10/2/2014	Immutep Limited	Prima BioMed Ltd.	25.0
1/27/2014	Trianta Immunotherapies Gmbh	MediGene AG	13.0

Discounted Cash Flow Analysis

Ladenburg estimated a range of total enterprise values for Adgero based upon the present value of Adgero’s estimated after-tax unlevered free cash flows. Ladenburg reviewed and analyzed the revenue and expense projections for Adgero as prepared by the management of DelMar.

DelMar provided certain assumptions that supported the market opportunity including market penetration data and launch years for REM-001. Indications outside of the CMBC market were not considered in the financial analysis or projections by DelMar. The yearly revenue assumptions were derived by DelMar based on their assumptions regarding the potential market for REM-001, an analysis of the competitive landscape and data from various databases. Revenues in 2024 were adjusted downward by ~17% to account for a two month delay between the readout of the first Phase 3 study and the initiation of the second Phase 3 study. After arriving at a set of projections, DelMar further adjusted the revenue assumptions in the years 2024 to 2034 by 66% (calculated by determining the likelihood of approval of Phase 3 oncology companies) to account for the probability of success given the clinical phase of development of Adgero’s products. DelMar also applied this probability adjustment to expenses, which consisted of: cost of goods sold, research and development costs, general, clinical, patient assistance costs, administrative, selling and marketing expenses and then subtracted all the risk-adjusted expenses in the projection period from risk-adjusted revenue. DelMar then assumed a 28.0% corporate tax rate when calculating unlevered free cash flow.

In performing this discounted cash flow analysis, Ladenburg utilized discount rates ranging from 17.2% to 21.2%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Publicly Traded Companies. This discounted cash flow analysis assumed that Adgero will have no terminal value after 2034, does not take into account Adgero’s available net operating losses, if any, does not take into account stock based compensation costs, if any, and assigns no value to revenues beyond 2034.

Using the range of discount rates of 17.2% to 21.2%, Ladenburg then calculated a range of implied total equity values for Adgero (by adding an estimated $1 million in cash at closing), which was $90.4 million to $127.8 million. This compares to Adgero’s implied equity value of approximately $8.0 million.

General

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believes, and advised the DelMar board of directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying its Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of DelMar and Adgero. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of DelMar, Adgero, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and its Opinion were among several factors taken into consideration by the DelMar board of directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Ladenburg was selected by the DelMar board of directors to render an opinion to the DelMar board of directors because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Ladenburg and its affiliates may trade the equity securities of DelMar for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Ladenburg has not received any fees from DelMar, aside from the fees described below. In the two years preceding the date hereof, Ladenburg has not had a relationship with Adgero and has not received any fees from Adgero. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to DelMar and Adgero and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the Engagement Letter between Ladenburg and DelMar, Ladenburg received a fee of $135,000 payable in cash after delivering its opinion, which included an up-front initial fee of $25,000. This fee was not contingent upon the successful completion of the Merger or the conclusion reached in its Opinion and was paid at the time of delivery of the Opinion. Additionally, DelMar has agreed to reimburse Ladenburg for its out-of-pocket expenses, up to $20,000, and has agreed to indemnify Ladenburg against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Ladenburg, which are customary in transactions of this nature, were negotiated at arm’s length between DelMar and Ladenburg, and the DelMar board of directors was aware of the arrangement, including the fact that such fees are payable to Ladenburg and are not contingent upon the completion of the Merger.

Regulatory Approvals Required for the Merger

In the United States, DelMar must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of DelMar Common Stock in connection with the Merger and the issuance of the Conversion Shares, the Dividend Shares, the Placement Agent Warrant Shares and the Success Fee Shares in the Private Placement and the filing of this proxy statement/prospectus/information statement with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a net asset acquisition, with DelMar as the accounting acquirer of Adgero’s net assets. DelMar is considered the accounting acquirer since immediately following the Closing: (i) DelMar stockholders will own a majority of the voting rights of the combined company; (ii) DelMar will designate a majority (four of seven) of the initial members of the board of directors of the combined company; and (iii) DelMar’s senior management will hold the majority of the key positions in senior management of the combined company.

ASU 2017-01, Clarifying the Definition of a Business, requires the application of an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business and the transaction is accounted for as an asset acquisition. The initial screen test was met for the Merger since the fair value of the gross assets acquired was concentrated in acquired in-process research and development (“IPR&D”). The IPR&D will be expensed as it does not have any future alternative uses.

The consideration includes DelMar Common Stock and vested exchange warrants and transaction costs. The purchase cost will be allocated to Adgero’s individual assets acquired and liabilities assumed based on their relative fair values at the Closing Date.

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the Merger is completed, Adgero stockholders who do not deliver a written consent approving the Merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”) provided that they comply with the conditions established by Section 262. Holders of DelMar Common Stock are not entitled to appraisal rights under Nevada law in connection with the Merger.

The discussion below is not a complete summary regarding an Adgero stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex G. Stockholders intending to exercise appraisal rights should carefully review Annex G. Failure to follow precisely any of the statutory procedures set forth in Annex G may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Adgero stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the Merger is completed, within 10 days after the Closing of the Merger, Adgero will notify its stockholders that the Merger has been approved, the Closing Date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Adgero capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Adgero of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Adgero Biopharmaceuticals Holdings, Inc., 4365 US 1 South, Suite 211, Princeton, NJ 08540, Attention: Secretary, and should be executed by, or on behalf of, the record holder of shares of Adgero capital stock. ALL DEMANDS MUST BE RECEIVED BY ADGERO WITHIN 20 DAYS AFTER THE DATE ADGERO MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If an Adgero stockholder fails to deliver a written demand for appraisal within the time period specified above, such stockholder will be entitled to receive the merger consideration for his, her or its shares of Adgero capital stock as provided for in the Merger Agreement, but such stockholder will have no appraisal rights with respect to his, her or its shares of Adgero capital stock.

To be effective, a demand for appraisal by a holder of shares of Adgero capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Adgero. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

If an Adgero stockholder holds his, her or its shares of Adgero capital stock in a brokerage account or in other custodian form and wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Closing Date of the Merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Adgero. If, following a demand for appraisal, such stockholder has withdrawn his, her or its demand for appraisal in accordance with Section 262, such stockholder will have the right to receive the merger consideration for such stockholder’s shares of Adgero capital stock.

Within 120 days after the Closing Date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the Closing Date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Adgero, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Adgero stockholders should be aware that the fair value of such stockholder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such stockholder is entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Closing Date of the Merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Closing Date of the Merger; however, if no petition for appraisal is filed within 120 days after the Closing Date of the Merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Closing Date of the Merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Adgero capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Closing Date of the Merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

Nevada Law

DelMar stockholders are not entitled to dissenter’s or appraisal rights under the NRS with respect to the Merger or the proposed Reverse Stock Split.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about DelMar, Adgero or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that DelMar, on the one hand, and Adgero, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While DelMar and Adgero do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about DelMar or Adgero, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between DelMar, Merger Sub and Adgero and are modified by the disclosure schedules.

General

Under the Merger Agreement, Merger Sub will merge with and into Adgero, with Adgero surviving as a wholly-owned subsidiary of the combined company.

Merger Consideration

At the Closing of the Merger:

•	each outstanding share of Adgero Common Stock (other than any shares held as treasury stock that will be cancelled) will be converted into approximately 1.5639 shares of DelMar Common Stock;

•

each Adgero Warrant will be converted into a warrant exercisable for that number of shares of DelMar Common Stock equal to the product of (i) the aggregate number of shares of Adgero Common Stock for which such warrant was exercisable and (ii) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such converted warrant shall be equal to the quotient obtained from dividing (x) the exercise price per share of such company warrant immediately prior to Closing by (y) the Exchange Ratio, with the result rounded up to the nearest whole cent. All converted warrants shall continue to have, and be subject to, the same terms and conditions set forth in the respective Adgero warrants; and

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each outstanding Adgero stock option, whether vested or unvested, that has not been exercised will be cancelled for no consideration as it is anticipated that none of the options will be in-the-money at the time of the Merger.

The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

By way of illustration, assuming that (i) the Closing occurred on June 9, 2020, (ii) immediately prior to the Closing, DelMar had 11,429,228 shares of DelMar Common Stock and DelMar Series B Preferred Stock convertible into 162,177 shares of DelMar Common Stock outstanding, and Adgero had 7,267,537 shares of capital stock outstanding, and (iii) no adjustments to the Exchange Ratio were required pursuant to the Merger Agreement, then following the Closing, former Adgero securityholders would be entitled to receive approximately 1.5639 shares of DelMar capital stock for every share of Adgero Common Stock owned. As a result, the former Adgero securityholders would collectively own approximately 11,365,499 shares of capital stock of the combined company and DelMar securityholders would continue to own 11,429,228 shares of DelMar Common Shares and DelMar Series B Preferred Stock convertible into 162,177 shares of DelMar Common Stock of the combined company. The 7,267,537 shares of outstanding capital stock of Adgero does not include warrants to purchase 1,470,092 shares of Adgero Common Stock which, at the Closing, would be converted into the right to purchase approximately 2,299,036 shares of DelMar Common Stock.

Exchange Ratio

The Exchange Ratio was determined using a formula intended to allocate to the existing Adgero stockholders (on an outstanding basis, referred to below as Adgero outstanding shares) a percentage of the combined company based on the relative valuations of DelMar and Adgero.

The Exchange Ratio formula is the quotient obtained by dividing the Merger Consideration (as described below) by the Adgero outstanding shares, where:

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Merger Consideration is a number of shares of DelMar’s outstanding shares equal to the product obtained by multiplying (i) DelMar’s outstanding shares as of the Closing Date by (ii) the quotient obtained by dividing 49.5 by 50.5.

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DelMar outstanding shares is the number of shares of DelMar Common Stock outstanding as of the Closing Date, plus the number of shares of DelMar Common Stock issuable upon conversion of DelMar Series B Preferred Stock outstanding as of the Closing Date, but not including any shares of DelMar Common Stock issuable upon conversion of the Series C Preferred Stock being issued in the Private Placement or any shares of DelMar Common Stock issuable upon exercise of DelMar’s outstanding options or warrants.

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Adgero outstanding shares is the number of shares of Adgero Common Stock outstanding as of the Closing Date, plus the number of shares of Adgero Common Stock underlying Adgero’s restricted common stock outstanding as of the Closing Date, but not including any shares of Adgero Common Stock issuable upon exercise of Adgero’s outstanding options and warrants.

The Merger Agreement does not include a price-based termination right and there will be no adjustment to the total number of shares of DelMar Common Stock that Adgero stockholders will be entitled to receive for changes in the market price of DelMar Common Stock. Accordingly, the market value of the shares of DelMar Common Stock issued pursuant to the Merger will depend on the market value of the shares of DelMar Common Stock at the Closing, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

No fractional shares of DelMar Common Stock will be issuable pursuant to the Merger. Instead, each Adgero stockholder who would otherwise be entitled to receive a fraction of a share of DelMar Common Stock, after aggregating all fractional shares of DelMar Common Stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of DelMar Common Stock on the Nasdaq Global Select Market for the five consecutive trading days ending five trading days immediately prior to the execution of the Merger Agreement.

The Merger Agreement provides that, at the Closing, DelMar will deposit with an exchange agent acceptable to DelMar and Adgero, stock certificates or book-entry shares representing the shares of DelMar Common Stock issuable to Adgero stockholders.

The Merger Agreement provides that, promptly after the Closing, the exchange agent will mail to each record holder of Adgero capital stock immediately prior to the Closing a letter of transmittal and instructions for surrendering and exchanging the record holder’s Adgero stock certificates for shares of DelMar Common Stock. Upon surrender of an Adgero stock certificate for exchange to the exchange agent, together with a duly executed letter of transmittal and such other documents as the exchange agent or DelMar may reasonably require, the Adgero stock certificate surrendered will be cancelled and the holder of the Adgero stock certificate will be entitled to receive the following:

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A certificate or certificates or book-entry shares representing the number of whole shares of DelMar Common Stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of DelMar Common Stock.

At the Closing, all holders of certificates representing shares of Adgero capital stock that were outstanding immediately prior to the Closing will cease to have any rights as stockholders of Adgero. In addition, no transfer of Adgero capital stock after the Closing will be registered on the stock transfer books of Adgero.

If any Adgero stock certificate has been lost, stolen or destroyed, DelMar may, in its discretion, and as a condition precedent to the delivery of any shares of DelMar Common Stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and indemnify DelMar against any claim suffered by DelMar related to the lost, stolen or destroyed certificate or any DelMar Common Stock issued in exchange for such certificate as DelMar may reasonably request.

From and after the Closing, until it is surrendered, each certificate that previously evidenced Adgero capital stock will be deemed to represent only the right to receive shares of DelMar Common Stock. DelMar will not pay dividends or other distributions on any shares of DelMar Common Stock to be issued in exchange for any unsurrendered Adgero stock certificate until the Adgero stock certificate is surrendered as provided in the Merger Agreement.

Treatment of Adgero Stock Options

No outstanding Adgero stock option shall be assumed by DelMar. Any outstanding Adgero stock option that is not exercised prior to the Closing shall terminate as of immediately prior to the Closing without the receipt of any consideration as it is anticipated that none of the options will be in-the-money at the time of the Merger.

Treatment of Adgero Restricted Stock

At the Closing, the vesting and transfer restrictions with respect to each of the 530,000 shares of Adgero restricted common stock granted under the Adgero’s 2016 Equity Incentive Plan that has not been forfeited or canceled prior to the Closing shall lapse and become fully vested, and each such share of Adgero restricted common stock shall be automatically converted solely into the right to receive a number of shares of DelMar Common Stock in accordance with the Merger Agreement, net of applicable tax withholding. As a condition of such vesting and conversion, Adgero has arranged or will arrange for any applicable tax withholdings to be withheld in cash from holders of such Adgero restricted common stock, and no Adgero restricted common stock shall vest and convert unless applicable tax withholdings with respect to such Adgero restricted common stock are satisfied.

Directors and Executive Officers of the Combined Company Following the Merger

Pursuant to the Merger Agreement, the directors of DelMar who will not serve as directors following the Closing will resign at or prior to the Closing. Effective as of the Closing, the combined company’s board of directors will be comprised of up to seven members, four of whom will be directors designated by DelMar, two of whom will be directors nominated by Adgero and approved by DelMar (such approval not to be unreasonably withheld), and the remaining director will be an independent director mutually agreed upon by Adgero and DelMar. Each of the designees to the board of directors, other than Saiid Zarrabian and John Liatos, are expected to satisfy the requisite independence requirements for the DelMar board of directors, as well as the sophistication and independence requirements for audit committee members pursuant to Nasdaq listing requirements. As of the date of this proxy statement/prospectus/information statement, DelMar has identified Saiid Zarrabian, Robert J. Toth, Jr., Robert E. Hoffman, and Laura Johnson, each a current director, as its designees, and Adgero has identified John Liatos and Keith Murphy, current directors of Adgero, as its nominees. DelMar and Adgero will designate the seventh director in accordance with the Merger Agreement following the Merger.

Upon the Closing, the executive management team of the combined company is expected to be composed of the following members of the current Adgero and DelMar executive management teams:

Name	Combined Company Position(s)	Current Position(s)
Saiid Zarrabian	President and Chief Executive Officer	President and Chief Executive Officer of DelMar
Scott Praill	Chief Financial Officer	Chief Financial Officer of DelMar
Dennis Brown, Ph.D.	Chief Scientific Officer	Chief Scientific Officer of DelMar
John Liatos	Senior Vice President, Business Development	Chief Executive Officer, Chief Financial Officer and director of Adgero
Steven Rychnovsky, Ph.D.	Vice President, Research and Development	Vice President of Operations and Product Development of Adgero

Conditions to the Closing of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, which include, in addition to other customary closing conditions, the following:

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the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, shall have been declared effective by the SEC in accordance with the Securities Act and shall not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

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there shall not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the Closing by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, resolution, ordinance, code, rule, regulation, requirement, ruling or decree shall be in effect which has the effect of making the consummation of the Merger and the other transactions contemplated by the Merger Agreement illegal;

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(a) the holders of a majority of the shares of DelMar Common Stock and DelMar Series B Preferred Stock that are outstanding and eligible to vote at the special meeting of stockholders, voting together as a single class, shall have voted to approve the Reverse Stock Split Proposal, (b) the holders of a majority of the shares of votes cast by the holders of shares of DelMar Common Stock and DelMar Series B Preferred Stock that are outstanding and eligible to vote at the special meeting, voting together as a single class shall have voted to approve the Nasdaq Proposal and (c) the holders of a majority of the shares of Adgero Common Stock that are outstanding and eligible to vote on the record date for the holders of Adgero capital stock shall have approved the Merger Agreement and the transactions contemplated by the Merger Agreement by written consent;

•	the shares of DelMar Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing; and

•	DelMar shall have received at least Ten Million ($10,000,000) of gross proceeds in the Private Placement.

In addition, the obligation of DelMar and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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certain fundamental representations and warranties of Adgero shall have been true and correct in all respects on the date of the Merger Agreement and shall be true and correct on the Closing Date of the Merger with the same force and effect as if made on and as of the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be true and correct as of that particular date;

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certain representations and warranties regarding the capitalization of Adgero in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the Closing Date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then such capitalization representations and warranties shall be true and correct as of that particular date, except for inaccuracies which are de minimis, individually or in the aggregate;

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all other representations and warranties of Adgero in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the Closing Date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Adgero or its subsidiaries, taken as a whole;

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Adgero shall have performed or complied with in all material respects all of its covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the Closing of the Merger;

•	Adgero shall have delivered certain certificates and other documents required under the Merger Agreement for the Closing;

•	Adgero shall have delivered to DelMar written resignations of the officers and directors of Adgero as listed in a schedule to the Merger Agreement and in a form reasonably satisfactory to DelMar;

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the holders of no more than five percent (5%) of the aggregate number of shares of Adgero Common Stock outstanding immediately prior to the Closing will have demanded, and not lost or withdrawn, or will be eligible to demand, appraisal rights;

•	Adgero’s options shall have been terminated in accordance with the Merger Agreement;

•	DelMar shall have received an executed assignment for each of the employment agreements of the Adgero employees that are to become employees of DelMar following the Closing;

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since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of Adgero or its subsidiaries, taken as a whole. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following shall not be considered when determining whether a material adverse effect has occurred:

•	general economic or business conditions affecting the industry in which Adgero and its subsidiaries operate;

•	acts of war, armed hostilities or terrorism;

•	changes in financial, banking or securities markets; or

•	the taking of any action required to be taken under the Merger Agreement; and

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all stockholders agreements, voting agreements, registration rights agreements, co-sale agreements or any other similar contracts between Adgero and any holders of Adgero’s capital stock, including that certain Voting Agreement, effective April 8, 2016 and that certain Registration Rights Agreement, effective April 8, 2016, as amended, any contracts granting any person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights, shall have been terminated.

In addition, the obligation of Adgero to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

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certain fundamental representations and warranties of DelMar shall have been true and correct in all respects on the date of the Merger Agreement and shall be true and correct on the Closing Date of the Merger with the same force and effect as if made on and as of the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be true and correct as of that particular date;

•

certain representations and warranties regarding the capitalization of DelMar in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the Closing Date with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then such capitalization representations and warranties shall be true and correct as of that particular date, except for inaccuracies which are de minimis, individually or in the aggregate;

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all other representations and warranties of DelMar in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the Closing Date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on DelMar;

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DelMar and Merger Sub shall have performed or complied with in all material respects all of its covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the Closing of the Merger;

•	DelMar shall have delivered certain certificates and other documents required under the Merger Agreement for the Closing of the Merger; and

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since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of DelMar. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following shall not be considered when determining whether a material adverse effect on DelMar has occurred:

•	general economic or business conditions generally affecting the industry in which DelMar operates;

•	any acts of armed hostilities, terrorism or war;

•	changes in financial, banking or securities markets;

•	the taking of any action required to be taken under the Merger Agreement;

•	any change in the stock price or trading volume of DelMar Common Stock (but not the underlying causes of such changes or failures); or

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of DelMar, Merger Sub, and Adgero for a transaction of this type relating to, among other things:

•	corporate organization, organizational and governing documents, power, and similar corporate matters;

•	subsidiaries;

•	capitalization;

•	authority and binding nature of the Merger Agreement and related agreements;

•	non-contravention and required consents;

•	votes required for the Closing of the Merger and approval of the proposals that will be the subject of the respective Adgero and DelMar stockholder approvals;

•	financial statements and, with respect to DelMar, documents filed with the SEC and the accuracy of information contained in those documents;

•	the absence of undisclosed liabilities;

•	with respect to Adgero, the absence of certain changes or events between December 31, 2019 and the date of the Merger Agreement;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach under such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	compliance with anti-bribery laws;

•	full disclosure;

•	governmental authorization;

•	transactions with affiliates;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	accuracy of the information supplied by each party;

•	with respect to DelMar, opinion of financial advisor; and

•	with respect to DelMar, the valid issuance of the DelMar Common Stock in the Merger.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of some of the conditions to the obligations of DelMar and Adgero to complete the Merger.

Non-Solicitation

Each of DelMar and Adgero agreed that, subject to certain exceptions, neither DelMar nor Adgero, nor any of their respective subsidiaries, will, and none of them will authorize their respective directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives to, directly or indirectly:

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solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or announcement;

•	furnish any non-public information with respect to it or its subsidiaries to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an acquisition transaction; or

•	publicly propose to do any of the foregoing.

An “acquisition inquiry” means an inquiry, indication of interest or request for information that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral contemplating or otherwise relating to any Acquisition transaction, as defined below.

An “acquisition transaction” means the following:

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any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction in which DelMar or Adgero is a constituent corporation, in which any individual, entity, governmental entity or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of DelMar or Adgero or any of their subsidiaries or in which DelMar or Adgero or any of their subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; and

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute 20% or more of the consolidated book value or the fair market value of the assets of DelMar or Adgero and their respective subsidiaries, taken as a whole.

However, before obtaining the applicable approvals from their respective stockholders required to consummate the Merger, DelMar and Adgero may furnish nonpublic information regarding it and its respective subsidiaries to, and may enter into discussions or negotiations with, any third-party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which DelMar’s or Adgero’s board of directors (as the case may be) determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a superior offer (as defined below) in respect of such party, if:

•	neither DelMar, or Adgero, as applicable, nor any of its representatives has breached the non-solicitation provisions of the Merger Agreement described above;

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DelMar’s or Adgero’s board of directors, as applicable, concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable law;

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DelMar or Adgero, as applicable, receives from the third-party an executed confidentiality agreement containing provisions at least as favorable to such relevant party as those contained in the confidentiality agreement between DelMar and Adgero; and

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substantially contemporaneously with furnishing of any such nonpublic information to a third-party, DelMar or Adgero, as applicable, furnishes the same information to the other party to the Merger Agreement to the extent not previously furnished.

A “superior offer” means an unsolicited bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the DelMar board of directors or the Adgero board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to DelMar stockholders or Adgero stockholders, as applicable, than the terms of the transactions contemplated by the Merger Agreement.

Stockholder Approvals

DelMar is obligated under the Merger Agreement to, as promptly as practicable following the date on which the registration statement is declared effective, establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of DelMar Common Stock and DelMar Series B Preferred Stock to consider and vote to (i) approve the issuance of the Merger Shares, the Conversion Shares and the Dividend Shares pursuant to the terms of the Merger Agreement and the Private Placement, as applicable, (ii) approve the reverse stock split, (iii) approve the increase in DelMar’s authorized capital stock, if required, (iv) approve an amendment to DelMar’s 2017 Omnibus Equity Incentive Plan and (v) approve the change of DelMar’s corporate name to “Kintara Therapeutics, Inc.”

Adgero is obligated under the Merger Agreement to, as promptly as practicable following the date on which the registration statement is declared effective, use its reasonable best efforts to cause the registration statement to be mailed to Adgero’s stockholders entitled to vote and to solicit the written consent of such stockholders to adopt and approve the Merger Agreement and the transactions contemplated thereby, in lieu of a meeting pursuant to Section 228 of the DGCL.

The Adgero board of director’s recommendation that Adgero stockholders approve the Merger Agreement and the transactions contemplated thereby shall not be withdrawn or modified (and the Adgero board of directors shall not publicly propose to withdraw or modify such recommendation) in a manner adverse to DelMar, and no resolution by the Adgero board of directors or any committee thereof to withdraw or modify the Adgero board of director’s recommendation in a manner adverse to DelMar or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any acquisition proposal shall be adopted or proposed, except in certain circumstances set forth in the Merger Agreement, where the Adgero board of directors, after negotiations with DelMar regarding adjustments to the terms of the Merger Agreement, determines that its failure to withhold, amend, withdraw or modify the board recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Covenants; Conduct of Business Pending the Merger

DelMar has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Adgero shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing of the Merger and the termination of the Merger Agreement, DelMar will conduct its business and operations in the ordinary course of its normal operations and consistent with its past practices and in compliance with all applicable laws, regulations and certain material contracts. DelMar has also agreed that, subject to certain limited exceptions, without the consent of Adgero, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing of the Merger and the termination of the Merger Agreement:

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under any DelMar equity incentive plan);

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (a) any capital stock or other security (except for DelMar Common Stock issued upon the valid exercise or settlement of outstanding options or restricted stock units to purchase shares of DelMar common stock); (b) any option, warrant or right to acquire any capital stock or any other security of DelMar; or (c) any instrument convertible into or exchangeable for any capital stock or other security of DelMar;

•

except as required to give effect to anything in contemplation of the Closing of the Merger, amend the articles of incorporation, bylaws or other charter or organizational documents of DelMar, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	(a) lend money to any person; (b) incur or guarantee any indebtedness for borrowed money; or (c) guarantee any debt securities of others;

•

other than as required by law, the Merger Agreement or the terms of any DelMar employee plan in effect as of the date of the Merger Agreement, (a) adopt, establish, terminate or enter into any DelMar employee plan; (b) cause or permit any DelMar employee plan to be amended in any material respect; (c) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments in the ordinary course of its normal operations and consistent with its past practices; (d) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (e) hire, terminate or give notice of termination to any officer or employee whose annual base salary is or is expected to be more than $125,000 per year;

•	recognize any labor union, labor organization or similar person;

•	enter into any material transaction other than in the ordinary course of its normal operations and consistent with its past practices;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of its normal operations and consistent with its past practices;

•

make, change or revoke any tax election; fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making a material change to any tax return, settle or compromise any tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return) or adopt or change any accounting method in respect of taxes;

•	enter into, materially amend or terminate certain material contracts;

•

make any capital expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed $100,000, other than liabilities incurred under existing clinical trials;

•	other than as required by law or GAAP, take any action to materially change its accounting policies or procedures; or

•	agree, resolve or commit to do any of the foregoing.

Adgero has agreed that, except as permitted by the Merger Agreement, as required by law, or unless DelMar shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing Date and the termination of the Merger Agreement, each of Adgero its subsidiaries will conduct its business and operations in the ordinary course of its normal operations and consistent with its past practices and in compliance with all applicable laws, regulations and certain material contracts. Adgero has also agreed that, subject to certain limited exceptions, without the written consent of DelMar, it will not, and will not permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing of the Merger and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of Adgero or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Adgero or its subsidiaries (except for shares of Adgero Common Stock purchased from terminated employees, directors or consultants of Adgero);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (a) any capital stock or other security of Adgero or its subsidiaries (except for shares of Adgero common stock issued upon the valid exercise of Adgero options or warrants); (b) any option, warrant or right to acquire any capital stock or any other security of Adgero or its subsidiaries, other than option grants to employees and service providers in the ordinary course of its normal operations and consistent with its past practices; or (c) any instrument convertible into or exchangeable for any capital stock or other security of Adgero or its subsidiaries;

•

except as required to give effect to anything in contemplation of the Closing of the Merger, amend the certificate of incorporation, bylaws or other charter or organizational documents of Adgero or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	(a) lend money to any person; (b) incur or guarantee any indebtedness for borrowed money; or (c) guarantee any debt securities of others;

•

other than as required by applicable law, the Merger Agreement or the terms of any employee plan as in effect on the date of the Merger Agreement, (a) adopt, establish or enter into any employee plan; (b) cause or permit any employee plan to be amended in any material respect; (c) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of its normal operations and consistent with its past practices; (d) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (e) hire, terminate or give notice of termination to any officer or employee whose annual base salary is expected to be more than $125,000 per year;

•	recognize any labor union, labor organization, or similar person;

•	enter into any material transaction outside the ordinary course of its normal operations or its past practices;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business in accordance with past practices;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any material Adgero intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of its normal operations and consistent with its past practices);

•

(a) make, change or revoke any tax election; (b) fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return; (c) settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return); or (d) adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate any material contracts;

•	make any capital expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed $100,000;

•	take any action to change its accounting policies other than as required by law or GAAP; or

•	agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of DelMar and Adgero has agreed to use its commercially reasonable efforts to:

•

cause this proxy statement/prospectus/information statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have this proxy statement/prospectus/information statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC;

•	satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement;

•

provide the other party with reasonable access during normal business hours to such party’s personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to such party and its subsidiaries;

•

provide the other party with such copies of the existing books, records, tax returns, work papers, product data, and other documents and information relating to such party and its subsidiaries, and with such additional financial, operating and other data and information regarding such party and its subsidiaries as the other party may reasonably request;

•

permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matter as the other party may deem appropriate;

•

make available to the other party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such party, and any material notice, report or other document filed with or sent to or received from any governmental body in connection with the merger and related matters;

•

cause this proxy statement/prospectus/information statement to be mailed to DelMar’s and Adgero’s stockholders as promptly as practicable after this proxy statement/prospectus/information statement is declared effective; and

•	lift any injunction prohibiting, or any other legal bar to, the merger or other transactions contemplated by the Merger Agreement.

DelMar and Adgero agreed that, among other things:

•

DelMar and Adgero will use reasonable best efforts to file or otherwise submit all applications, notices, reports and other documents reasonably required to be filed or submitted to a government body with respect to the transactions contemplated by the Merger Agreement, and promptly submit any additional information requested;

•

DelMar and Adgero will notify each other if either party becomes aware of any notice alleging that the consent of any person is required in connection with the Merger, of any legal proceeding against the other party or its subsidiaries or officers, directors or key employees, of an event the occurrence or non-occurrence of which would cause any representation or warranty made by such party in the Merger Agreement untrue or inaccurate, or the failure of such party to comply with any covenant or obligation under the Merger Agreement, in each case where it makes the fulfillment of conditions to the Merger impossible or materially less likely;

•

Adgero will (a) use commercially reasonable efforts to request from each “disqualified individual” (within the meaning of Section 280G of the Code) of Adgero or its subsidiaries or parent companies who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Adgero benefit plan or otherwise that are “contingent” (within the meaning of Section 280G of the Code) on the transactions contemplated by the Merger Agreement, and that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G), a waiver, unless the approval described in clause (b) is obtained, of such person’s rights to all of such parachute payments, or the Waived 280G Benefits, and (b) solicit the approval of Adgero stockholders, to the extent and in the manner required under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any Waived 280G Benefits;

•

DelMar shall use commercially reasonable efforts, to the extent required by Nasdaq rules, to prepare and submit to Nasdaq a notification form for the listing of the shares of DelMar Common Stock to be issued pursuant to the Merger Agreement and Private Placement, cause such shares to be approved for listing, file an initial listing application for the DelMar Common Stock on Nasdaq (to the extent required), and cause such listing application to be conditionally approved prior to the Closing of the Merger;

•

for a period of six years after the Closing Date, DelMar and Adgero as the surviving corporation in the Merger will indemnify each of the directors and officers of DelMar and Adgero to the fullest extent permitted under applicable law; and

•

DelMar will maintain directors’ and officers’ liability insurance policies from and after the Closing Date and Adgero will purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Adgero’s existing directors’ and officers’ insurance policies for a period of at least six years from the Closing Date.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Closing, whether before or after the required stockholder approvals to complete the Merger and issue additional DelMar Common Stock have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of DelMar and Adgero;

•

by either DelMar or Adgero if the Merger has not been consummated by August 31, 2020 (subject to possible extension as provided in the Merger Agreement, the “end date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, and if a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by the date that is 60 days prior to the end date, either party will be entitled to extend the end date for an additional 60 days by written notice to the other party;

•

by DelMar or Adgero if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•

by DelMar or Adgero if the stockholders of DelMar do not approve the issuance of the Merger Shares, the Conversion Shares and the Dividend Shares after a final vote at the DelMar special meeting (including any adjournments and postponements thereof);

•	by DelMar or Adgero if the stockholders of Adgero do not approve the Agreement;

•

by Adgero, at any time prior to the approval by DelMar’s stockholders of the issuance of the shares of DelMar Common Stock pursuant to the Merger, if any of the following, each a DelMar triggering event, occurs:

•

the DelMar board of directors fails to include in this proxy statement/prospectus/information statement its recommendation that the stockholders of DelMar vote to approve the issuance of the Merger Shares, the Conversion Shares and the Dividend Shares or withholds, amends, withdraws or modifies a previous recommendation to DelMar stockholders to vote to adopt and approve the Merger Agreement and its related matters (or publicly proposes to do so), in a manner adverse to Adgero;

•	the DelMar board of directors or any of its committees publicly approves, endorses or recommends any acquisition proposal; or

•	DelMar enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted by the Merger Agreement;

•

by DelMar, at any time prior to the requisite approval of Adgero’s stockholders necessary to adopt and approve the Merger Agreement and its related matters, if any of the following, each an Adgero triggering event, occurs:

•

the Adgero board of directors withholds, amends, withdraws or modifies a previous recommendation to Adgero stockholders to vote to adopt and approve the Merger Agreement and its related matters (or publicly proposes to do so), in a manner adverse to DelMar;

•	the Adgero board of directors or any of its committees publicly approves, endorses or recommends any acquisition proposal; or

•	Adgero enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted by the Merger Agreement;

•

by DelMar or Adgero if the other party to the Merger Agreement has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the Closing of the Merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable by August 31, 2020 (the “End Date”), then the Merger Agreement will not terminate until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the intention to terminate, provided that the terminating party is not itself in material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement;

•

by DelMar, at any time, if DelMar has received a superior offer, DelMar has complied with its obligations under the Merger Agreement to accept such superior offer, DelMar concurrently terminates the Merger Agreement and enters into a definitive agreement that contemplates or relates to an acquisition transaction that constitutes a superior offer and within 2 business days of such termination, DelMar pays the applicable termination fees to Adgero as contemplated by the Merger Agreement; or

•

by Adgero, at any time, if Adgero has received a superior offer, Adgero has complied with its obligations under the Merger Agreement to accept such superior offer, Adgero concurrently terminates the Merger Agreement and enters into a definitive agreement that contemplates or relates to an acquisition transaction that constitutes a superior offer and within 2 business days of such termination, Adgero pays the applicable termination fees to DelMar as contemplated by the Merger Agreement.

Termination Fees

Fee Payable by DelMar

DelMar must pay Adgero a termination fee of $500,000 if:

•

(a) the Merger Agreement is terminated by Adgero (at any time prior to obtaining the DelMar Stockholder Approval) following a DelMar Triggering Event; (b) an acquisition proposal with respect to DelMar is publicly announced or disclosed or otherwise communicated to DelMar or its board of directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement; and (c) within twelve months after the date of such termination of the Merger Agreement, DelMar consummates a “subsequent transaction” (as defined below) in respect of such acquisition proposal; or

•	the Merger Agreement is terminated by DelMar following a superior offer.

Fee Payable by Adgero

Adgero must pay DelMar a termination fee of $500,000 if:

•

(a) the Merger Agreement is terminated by DelMar (at any time prior to the requisite approval of Adgero’s stockholders necessary to adopt and approve the Merger Agreement and its related matters) following an Adgero Triggering Event; (b) an acquisition proposal with respect to Adgero is publicly announced or disclosed or otherwise communicated to DelMar or its board of directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement; and (c) within twelve months after the date of such termination of the Merger Agreement, DelMar consummates a “subsequent transaction” (as defined below) in respect of such acquisition proposal; or

•	the Merger Agreement is terminated by Adgero following a superior offer.

A “subsequent transaction” is any Acquisition transaction, with all references to 20% in the definition of acquisition transaction being treated as references to 50% for these purposes.

On July 1, 2020, Adgero, DelMar and Merger Sub entered into a Limited Waiver, pursuant and in relation to the Merger Agreement, pursuant to which the parties agreed to waive (i) the condition under Section 6.3(a) of the Merger Agreement and (ii) the termination right under Section 9.1(d) of the Merger Agreement, in each case related to (in relevant part) the requirement for DelMar to obtain the approval of the Reverse Stock Split Proposal by the stockholders of DelMar.

Amendment

The Merger Agreement may be amended with the approval of the respective boards of directors of DelMar, Merger Sub and Adgero at any time (whether before or after the adoption and approval of the Merger Agreement by Adgero’s stockholders or before or after obtaining the approval of the stockholders of DelMar and Merger Sub), except that after the Merger Agreement has been adopted and approved by the stockholders of DelMar, Merger Sub or Adgero, no amendment which by law requires further approval by the stockholders of DelMar or Adgero, as the case may be, shall be made without such further approval.

CERTAIN AGREEMENTS RELATED TO THE MERGER

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Merger Agreement, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. You are encouraged to read the Related Agreements in their entirety.

Support Agreements

Contemporaneously with the execution of the Merger Agreement, on June 9, 2020, the Key DelMar Stockholders entered into the DelMar Support Agreement pursuant to which such Key DelMar Stockholders agreed to vote all of their shares of DelMar Common Stock and DelMar Series B Preferred Stock in favor of the approval of the Nasdaq Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and the Plan Amendment Proposal. Additionally, such Key DelMar Stockholders have agreed not to (a) transfer any of their shares of DelMar Common Stock and DelMar Series B Preferred Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the DelMar Support Agreement. Collectively, as of June 9, 2020 the Key DelMar Stockholders hold approximately 1.0% of the outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock (on an as converted basis).

Also on June 9, 2020, the Key Adgero Stockholders entered into the Adgero Support Agreement pursuant to which such Key Adgero Stockholders agreed to vote all of their shares of Adgero Common Stock in favor of the approval and adoption of the Merger. Additionally, such Key Adgero Stockholders have agreed not to (a) transfer any of their shares of Adgero Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Adgero Support Agreement. Collectively, as of June 9, 2020, the Key Adgero Stockholders held approximately 22.9% of the outstanding shares of capital stock of Adgero.

Private Placement

As a condition to the Closing of the Merger, DelMar, through a private offering conducted with the Placement Agent, will enter into separate subscription agreements with Investors, pursuant to which the Investors will purchase, and DelMar will sell to the Investors, an aggregate of a minimum of 10,000 Investment Shares, at a purchase price of $1,000 per share, for an aggregate purchase price of at least $10 million, in the Private Placement. DelMar has the right to sell up to $20 million of Investment Shares in the Private Placement, with an option to raise an additional $10 million, for an aggregate amount of $30 million. The closing of the Private Placement is contingent upon, among other customary closing conditions and the substantially concurrent consummation of the Merger. The purpose of the Private Placement is to raise additional capital for use by the combined company following the Closing.

In addition, pursuant to the terms of the subscription agreements, DelMar agreed that, within 60 calendar days after the consummation of the final closing of the Private Placement (the “Filing Deadline”), DelMar will file with the SEC (at DelMar’s sole cost and expense) a registration statement registering the resale of the shares of DelMar Common Stock issuable upon conversion of the Series C Preferred Stock (the “Resale Registration Statement”), and DelMar shall use its commercially reasonable efforts to have the Resale Registration Statement declared effective within 90 calendar days of the filing of the Resale Registration Statement (which period shall be increased by an additional 30 calendar days in the event the SEC notifies DelMar that it intends to review the Resale Registration Statement).

In addition, in consideration of advisory services provided in connection with the Merger, SternAegis Ventures (or its designees) is entitled to a fee payable in shares of DelMar Common Stock in an amount equal to five percent of the number of shares of DelMar Common Stock issued in exchange for shares of Adgero Common Stock in the Merger. Based upon the Exchange Ratio, DelMar will issue 568,275 Success Fee Shares.

In connection with the Private Placement, the Placement Agent is entitled to receive warrants exercisable for shares of Series C Preferred Stock in an amount equal to ten percent of the number of Investment Shares sold in the Private Placement. In the event that of a closing on the Minimum Offering Amount, the Maximum Offering Amount and the Over-Allotment Offering Amount, DelMar will issue, 1,000, 2,000 and 3,000 Placement Agent Warrants, respectively. The Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants will be convertible into shares of DelMar Common Stock and will be entitled to the same dividend rights as the Investment Shares. Based on an assumed Conversion Price of $0.82, and assuming that such Placement Agent Warrants or shares of Series C Preferred Stock are held for the full four year period from the initial closing of the Private Placement to occur in connection with the Closing of the Merger, DelMar will issue (i) 1,219,512 Placement Agent Warrant Shares upon conversion of the Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants, and up to 853,659 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, (ii) 2,439,024 Placement Agent Warrant Shares upon conversion of the Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants, and up to 1,707,317 shares of DelMar Common Stock will be issuable as Dividend Shares thereon and (iii) 3,658,537 Placement Agent Warrant Shares upon conversion of the Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants, and up to 2,560,976 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, assuming the closing of the Minimum Offering Amount, the Maximum Offering Amount and the Over-alloment Amount, respectively.

For more information about the issuance of the Investment Shares and a description of the Investment Shares, including the conversion rights, please see the section entitled “Description of DelMar’s Securities—Preferred Stock—Series C Preferred Stock.”

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of certain material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their Adgero Common Stock for DelMar Common Stock in the Merger, but does not purport to be a complete analysis of all potential tax effects.

This discussion and the discussion of tax consequences elsewhere in this proxy statement/prospectus/information statement are limited to U.S. Holders who hold their Adgero Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders who may be subject to special tax treatment under the Code, including, without limitation, dealers in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold Adgero Common Stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive Adgero Common Stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons holding Adgero Common Stock who exercise dissenters’ rights; persons whose shares constitute “qualified small business stock” for purposes of Section 1202 of the Code; any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States.

This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Neither Adgero nor DelMar have sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the alternative minimum tax and the 3.8% tax on net investment income, and any applicable state, local, or foreign tax laws or the tax consequences occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger) are not discussed.

Each U.S. Holder is urged to consult its own tax advisor with regard to the merger and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Adgero Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, which we refer to as “United States persons”) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Adgero Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Adgero Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Merger to DelMar, Adgero, and U.S. Holders of Adgero Common Stock

Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the Merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. You are encouraged to consult with your own tax advisor as to whether the merger is characterized as such a “reorganization,” and as to the tax consequences of the Merger in your particular circumstances if the Merger is so characterized. The actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within DelMar’s or Adgero’s control.

Neither DelMar nor Adgero intends to request any ruling from the Internal Revenue Service, or, except as noted below, any opinion from counsel, as to the U.S. federal income tax consequences of the Merger. There is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain a position that is contrary to any of the positions set forth in this summary.

Assuming the Merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, the following are the material U.S. federal income tax consequences (to the corporations involved in the merger, and to the U.S. Holders of Adgero Common Stock) of the Merger:

•

a U.S. Holder will not recognize gain or loss upon the exchange of Adgero Common Stock for DelMar Common Stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of DelMar Common Stock as described below;

•

a U.S. Holder who receives cash in lieu of a fractional share of DelMar Common Stock in the Merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share;

•

a U.S. Holder’s aggregate tax basis for the shares of DelMar Common Stock actually received in the Merger will equal the U.S. Holder’s aggregate tax basis in the shares of Adgero Common Stock surrendered upon the closing of the Merger, decreased by the amount of any tax basis allocable to a fractional share for which cash is received and

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the holding period of the shares of DelMar Common Stock received by a U.S. Holder in the Merger will include the holding period of the U.S. Holder’s shares of Adgero Common Stock surrendered in exchange therefor.

Capital gains or losses recognized in the Merger as described above, if any, generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Adgero Common Stock surrendered in the Merger is more than one year as of the effective date of the Merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Adgero Common Stock and DelMar Common Stock, U.S. Holders who acquired different blocks of Adgero Common Stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

No gain or loss will be recognized by DelMar or Adgero solely as a result of the Merger.

If required pursuant to the rules and regulations promulgated by the SEC with respect to the Form S-4, DelMar shall provide a tax opinion (obtained from reputable outside counsel) with respect to the disclosure contained in the Form S-4 of the anticipated tax consequences of the Merger, in form and substance required for filing with the Forms S-4 pursuant to Item 601(b)(8) of Regulation S-K. This opinion will be based on certain assumptions and on representation letters provided by DelMar and Adgero. The tax opinion will not be binding on the IRS. As discussed above, neither DelMar nor Adgero intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger, and there is no guarantee that the IRS or a court will treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Adgero Common Stock if the Merger Failed to Qualify as a Reorganization

If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, then a U.S. Holder would recognize gain or loss upon the exchange of Adgero Common Stock for DelMar Common Stock equal to the difference between the fair market value, at the time of the Merger, of the DelMar Common Stock received in the Merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Adgero Common Stock surrendered in the Merger. Such gain or loss would be long-term capital gain or loss if the Adgero Common Stock was held for more than one year at the time of the Merger. In such event, the tax basis of DelMar Common Stock received in the Merger would equal its fair market value at the time of the Merger and the holding period of such DelMar Common Stock would commence the day after the Merger.

Information Reporting and Backup Withholding

A U.S. Holder of shares of Adgero Common Stock may be subject to information reporting and backup withholding (currently at a rate of 24%) on cash paid in lieu of fractional shares, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, fails to furnish a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of Adgero Common Stock should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of Adgero Common Stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

A U.S. holder who receives shares of DelMar Common Stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. Holder who is required to file a U.S. federal income tax return and who is a significant holder (as defined below) that receives shares of DelMar Common Stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth certain information regarding the merger and the holder’s shares. A “significant holder” is a holder of shares of Adgero Common Stock who, immediately before the Merger, owned at least 1% (by vote or value) of the outstanding stock of Adgero or securities of Adgero with a basis for U.S. federal income tax purposes of at least $1 million.

PROPOSAL NO. 1—THE NASDAQ PROPOSAL

Merger Shares

Pursuant to the terms of the Merger Agreement, at the Closing, based on the Exchange Ratio, DelMar will issue (i) an aggregate of 11,365,499 shares of DelMar Common Stock to holders of outstanding Adgero Common Stock and (ii) issue warrants to purchase an aggregate of 2,299,036 shares of DelMar Common Stock in exchange for outstanding Adgero Warrants. The exercise price of the Adgero Warrants, which currently have an exercise price of $5.00, will be adjusted based upon the Exchange Ratio to an exercise price of $3.20 per share of DelMar Common Stock. The shares of DelMar Common Stock issuable to holders of outstanding Adgero Common Stock and underlying the warrants to purchase shares of DelMar Common Stock are referred to as the “Merger Shares.” The number of Merger Shares issuable is subject to change if the Exchange Ratio is adjusted at the Closing of the Merger based on the number of outstanding voting securities of DelMar and Adgero.

For more information about the Merger and the issuance of the Merger Shares, please see the sections entitled “The Merger” and “The Merger Agreement—Merger Consideration”, and the full text of the Merger Agreement included as Annex A hereto.

Investment Shares

In connection with and as a condition to the Closing of the Merger, DelMar is required to raise at least $10 million of gross proceeds in the Private Placement. As a result, in the event of the closing on the Minimum Offering Amount in the Private Placement, DelMar will issue an aggregate of 10,000 Investment Shares (the terms of which are described below) to the Investors at a purchase price of $1,000 per share, for an aggregate purchase price of $10 million. In the event of the closing on the Maximum Offering Amount in the Private Placement, DelMar will issue an aggregate of 20,000 Investment Shares. In the event of the closing on the Over-allotment Amount in the Private Placement, DelMar will issue an aggregate of 30,000 Investment Shares. The Investment Shares will be convertible into a number of shares of DelMar Common Stock (“the “Conversion Shares”) based on the respective Conversion Price, which will be determined at the time of each closing of the Private Placement. No fractional shares of DelMar Common Stock will be issued upon conversion of the Investment Shares; instead, DelMar will round up to the next whole share. The Investment Shares may be issued in multiple classes of Series C Preferred Stock. Each class of Series C Preferred Stock shall have identical terms, except for the Conversion Price of the particular class of Series C Preferred Stock, which Conversion Price shall be based on the specific closing date of such closing under the Private Placement.

In addition, the Investment Shares will also be entitled to receive dividends, payable in shares of DelMar Common Stock at a rate of 10%, 15%, 20% and 25% of the number of shares of DelMar Common Stock issuable upon conversion of the Investment Shares, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the Private Placement to occur in connection with the Closing of the Merger. Dividends will be payable in shares of DelMar Common Stock and will only be payable to those holders that continue to hold the Investment Shares on the respective anniversary dates of the initial closing of the Private Placement to occur in connection with the Closing of the Merger. In addition, each holder of an Investment Share will be entitled to receive dividends equal, on an as-converted to shares of DelMar Common Stock basis, to and in the same form as dividends actually paid on shares of DelMar Common Stock when, as, and if such dividends are paid on shares of DelMar Common Stock. We have never paid dividends on shares of DelMar Common Stock and we do not intend to do so for the foreseeable future.

Below sets forth the number of shares of DelMar Common Stock issuable upon conversion of the Investment Shares, and the Dividend Shares payable on the Investment Shares, if DelMar raises the Minimum Offering Amount, the Maximum Offering Amount and the Over-allotment Amount, based upon an assumed Conversion Price of the Investment Shares sold in the Private Placement of $0.82, calculated as of June 3, 2020, and assuming that each holder of Investment Shares holds the Investment Shares for the full four year period from the initial closing of the Private Placement to occur in connection with the Closing of the Merger.

12,195,122 shares of DelMar Common Stock will be issuable upon conversion of the Investment Shares, and up to 8,536,585 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, assuming the closing of the Minimum Offering Amount of $10 million in the Private Placement.

24,390,244 shares of DelMar Common Stock will be issuable upon conversion of the Investment Shares, and up to 17,073,171 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, assuming the closing of the Maximum Offering Amount of $20 million in the Private Placement.

36,585,366 shares of DelMar Common Stock will be issuable upon conversion of the Investment Shares, and up to 25,609,756 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, assuming the closing of the Over-allotment Amount of $30 million in the Private Placement.

Description of the Investment Shares

The Investment Shares will rank on parity with DelMar’s Series A Preferred Stock and DelMar Series B Preferred Stock with respect to liquidation preferences. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of the Investment Shares, together with DelMar’s Series A Preferred Stock and DelMar Series B Preferred Stock then outstanding, will be entitled to receive distributions out of DelMar’s assets in an amount per share equal to $1,000 with respect to the Series C Preferred Stock (and $1.00 and $8.00 per share, respectively, for the Series A Preferred Stock and Series B Preferred Stock) plus all accrued and unpaid dividends, whether capital or surplus before any distribution shall be made on any shares of DelMar Common Stock.

Upon the earlier of (i) the four year anniversary of the initial closing of the Private Placement to occur in connection with the Closing of the Merger or (ii) the consent to conversion by holders of at least 50.1% of the then-outstanding Investment Shares, each Investment Share will automatically convert into shares of DelMar Common Stock at the respective Conversion Price. In addition, each Investment Share will be convertible, at any time and from time to time at the option of the holder thereof, into that number of Conversion Shares at the respective Conversion Price at the time of conversion.

Except as otherwise provided in the Certificate of Designation or required by law, the Investment Shares will have no separate class voting rights. The Certificate of Designation provides that each Investment Share will entitle its holder to vote with the DelMar Common Stock on an as-converted basis. Notwithstanding certain protections in the Certificate of Designations, Nevada law also provides holders of preferred stock with certain rights. The holders of the outstanding Investment Shares generally will be entitled to vote as a separate class upon a proposed amendment to the DelMar Articles if the amendment would:

•	Increase or decrease the aggregate number of authorized shares of Series C Preferred Stock;

•	Increase or decrease the par value of the shares of Series C Preferred Stock;

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Authorize or issue an additional class or series of capital stock that ranks senior to the Series C Preferred Stock with respect to dividends, redemption or distribution of assets upon liquidation, dissolution or winding up of the Company or entering into any agreement with respect to the foregoing; or

•	Alter or change the powers, preferences or special rights of the shares of Series C Preferred Stock so as to affect them adversely.

For more information about the issuance of the Investment Shares and a description of the Investment Shares, including the conversion rights, please see the section entitled “Description of DelMar’s Securities—Preferred Stock—Series C Preferred Stock.”

Other Shares

In addition, in consideration of advisory services provided in connection with the Merger, SternAegis Ventures (or its designees) is entitled to a fee payable in shares of DelMar Common Stock in an amount equal to five percent of the number of shares of DelMar Common Stock issued in exchange for shares of Adgero Common Stock in the Merger, which we refer to as the Success Fee Shares. Based upon the Exchange Ratio, DelMar will issue 568,275 Success Fee Shares.

In connection with the Private Placement, the Placement Agent is entitled to receive warrants exercisable for shares of Series C Preferred Stock in an amount equal to ten percent of the number of Investment Shares sold in the Private Placement, which we refer to as the Placement Agent Warrants. In the event that of a closing on the Minimum Offering Amount, the Maximum Offering Amount and the Over-Allotment Offering Amount, DelMar will issue, 1,000, 2,000 and 3,000 Placement Agent Warrants, respectively. The Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants will be convertible into shares of DelMar Common Stock and will be entitled to the same dividend rights as the Investment Shares, which shares of DelMar Common Stock we refer to as the Placement Agent Warrant Shares.

Below sets forth the number of Placement Agent Warrant Shares issuable upon conversion of the Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants and the Dividend Shares payable on such shares, if DelMar raises the Minimum Offering Amount, the Maximum Offering Amount and the Over-allotment Amount, based upon an assumed Conversion Price of $0.82, calculated as of June 3, 2020, and assuming that such shares of Series C Preferred Stock are held for the full four year period from the initial closing of the Private Placement to occur in connection with the Closing of the Merger.

1,219,512 Placement Agent Warrant Shares will be issuable upon conversion of the Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants, and up to 853,659 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, assuming the closing of the Minimum Offering Amount of $10 million in the Private Placement.

2,439,024 Placement Agent Warrant Shares will be issuable upon conversion of the Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants, and up to 1,707,317 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, assuming the closing of the Maximum Offering Amount of $20 million in the Private Placement.

3,658,537 Placement Agent Warrant Shares will be issuable upon conversion of the Series C Preferred Stock issuable upon exercise of the Placement Agent Warrants, and up to 2,560,976 shares of DelMar Common Stock will be issuable as Dividend Shares thereon, assuming the closing of the Over-allotment Amount of $30 million in the Private Placement.

Approval of the Issuance of the Merger Shares, the Conversion Shares and the Dividend Shares

The issuance of the Merger Shares, the Conversion Shares, the Dividend Shares, the Success Fee Shares and the Placement Agent Warrant Shares is expected to result in an issuance comprising more than 20% of the outstanding common stock of DelMar, or more than 20% of the voting power, in each case outstanding before the issuance. The DelMar board of directors is requesting stockholder approval of Proposal 1 to comply with Nasdaq Listing Rule 5635(a). The Private Placement will remain open for no longer than 90 days from the date the stockholders of DelMar approve this Nasdaq Proposal.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the special meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposal.

The Merger is conditioned on the approval of the Nasdaq Proposal.

DELMAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF THE MERGER SHARES, THE CONVERSION SHARES AND THE DIVIDEND SHARES AS SET FORTH IN THE NASDAQ PROPOSAL.

PROPOSAL NO. 2—THE REVERSE STOCK SPLIT PROPOSAL

DelMar’s board of directors has unanimously approved a reverse stock split of the outstanding shares of DelMar Common Stock and other outstanding securities of DelMar (with no change to the authorized capital stock of DelMar, which will remain at 95,000,000 shares), at a ratio ranging from 2-for-1 to 10-for-1, inclusive (the “Reverse Stock Split”), pursuant to Nevada Revised Statutes (“NRS”) 78.2055.

Effecting the Reverse Stock Split would reduce the number of outstanding shares of Delmar Common Stock. The determination to effect a Reverse Stock Split, including the ratio and effectiveness of any such Reverse Stock Split, will be determined by DelMar’s board of directors promptly following the special meeting. DelMar’s board of directors has recommended that the proposed Reverse Stock Split be presented to, and approved by, its stockholders.

DelMar’s stockholders are being asked to approve a Reverse Stock Split of DelMar Common Stock at a ratio in the range of 2-for-1 to 10-for-1, pursuant to Proposal 2, and to grant authorization to DelMar’s board of directors to determine, at its option, whether to implement a Reverse Stock Split, including its specific timing and ratio within the specified range.

Should DelMar receive the required stockholder approval for Proposal 2, DelMar’s board of directors will have the sole authority to determine, and without the need for any further action on the part of its stockholders, whether to effect the Reverse Stock Split and the number of whole shares of DelMar Common Stock, between and including 2 and 10, that will be combined into one share of DelMar Common Stock.

By approving Proposal 2, DelMar’s stockholders will: (a) approve a Reverse Stock Split of DelMar Common Stock pursuant to which any whole number of outstanding shares of DelMar Common Stock between and including 2 and 10 will be combined into one share of DelMar Common Stock; and (b) authorize DelMar’s board of directors to determine, at its option, the specific timing and ratio of the Reverse Stock Split within the specified range.

In addition, under Nevada law, a corporation that desires to change the number of shares of a class of its authorized stock by increasing or decreasing the number of authorized shares of the class and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class held by each stockholder of record at the effective date and time of the change, may, except in certain circumstances, do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders. In the event that DelMar’s stockholders do not approve this Proposal 2, DelMar’s board of directors may take action to effect a reverse split of DelMar Common Stock without stockholder approval pursuant to NRS 78.207 if required to comply with the Nasdaq minimum bid price requirement described more fully below or otherwise and if deemed to be in the interests of DelMar.

Approval of Reverse Stock Split of DelMar Common Stock

DelMar’s board of directors has approved and is recommending that its stockholders approve a Reverse Stock Split of DelMar Common Stock at a ratio in the range of 2-for-1 to 10-for-1. DelMar is proposing that its board of directors have the discretion to select the Reverse Stock Split ratio from within such range, rather than proposing that stockholders approve a specific ratio at this time, in order to give our board of directors the flexibility to implement a Reverse Stock Split at a ratio that reflects the board of directors’ then-current assessment of the factors described below under “Criteria to be Used for Determining Whether to Implement the Reverse Stock Split.” If the board of directors decides to implement a Reverse Stock Split, the board of directors will do so following the special meeting by resolution, which will include the specific timing and ratio of the Reverse Stock Split. Except for adjustments that may result from the treatment of fractional shares as described below, each of DelMar’s stockholders will hold the same percentage of outstanding DelMar Common Stock immediately following the Reverse Stock Split as such stockholder holds immediately prior to the Reverse Stock Split.

Reasons for Reverse Stock Split

To maintain DelMar’s listing on The Nasdaq Capital Market. By potentially increasing DelMar’s stock price, the Reverse Stock Split would reduce the risk that DelMar Common Stock could be delisted from The Nasdaq Capital Market. To continue DelMar’s listing on The Nasdaq Capital Market, DelMar must comply with Nasdaq Marketplace Rules, which requirements include a minimum bid price of $1.00 per share. On September 26, 2019, DelMar was notified by the Nasdaq Listing Qualifications Department that it does not comply with the $1.00 minimum bid price requirement, as DelMar Common Stock had traded below the $1.00 minimum bid price for 30 consecutive business days. DelMar was automatically provided with a 180 calendar day period, ending on March 24, 2020, within which to regain compliance. To regain compliance, DelMar Common Stock must close at or above the $1.00 minimum bid price for at least 10 consecutive business days or more at the discretion of Nasdaq. If DelMar does not regain compliance by December 7, 2020 (pursuant to notification letters received on March 25, 2020 and April 20, 2020), Nasdaq will notify DelMar that DelMar Common Stock will be subject to delisting. In that event, DelMar may appeal the decision to a Nasdaq Listing Qualifications Panel. In the event of an appeal, DelMar Common Stock would remain listed on The Nasdaq Capital Market pending a written decision by the Panel following a hearing. In the event that the Nasdaq Listing Qualifications Panel determines not to continue DelMar’s listing and DelMar is delisted from The Nasdaq Capital Market, DelMar Common Stock may be delisted and trade on the over-the-counter market operated by OTC Markets Group Inc. (the “OTC Market”).

The DelMar board of directors has considered the potential harm to DelMar and its stockholders should Nasdaq delist DelMar Common Stock from The Nasdaq Capital Market. Delisting could adversely affect the liquidity of DelMar Common Stock, since alternatives, such as the OTC Market, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy, DelMar Common Stock on the OTC Market. Many investors likely would not buy or sell DelMar Common Stock due to difficulty in accessing the OTC Market, policies preventing them from trading in securities not listed on a national exchange or for other reasons.

The DelMar board of directors believes that the proposed Reverse Stock Split is a potentially effective means for DelMar to maintain compliance with the $1.00 minimum bid requirement and to avoid, or at least mitigate, the likely adverse consequences of DelMar Common Stock being delisted from The Nasdaq Capital Market by producing the immediate effect of increasing the bid price of DelMar Common Stock.

The DelMar board of directors believes that maintaining the current number of authorized shares of DelMar Common Stock, irrespective of the Reverse Stock Split, is necessary (i) to raise the funds necessary to satisfy the $10 million funding condition in the Merger Agreement, (ii) to enable DelMar to raise up the maximum of $30 million in the Private Placement and (iii) to provide DelMar with the flexibility to act in the future with respect to raising additional financing, potential strategic collaborations and other corporate purposes without the delay and expense associated with obtaining special stockholder approval each time an opportunity requiring the issuance of shares of DelMar Common Stock may arise. Such a delay might deny DelMar the flexibility that its board of directors views as important and in the interests of the Company and its stockholders.

To potentially improve the marketability and liquidity of DelMar Common Stock. DelMar’s board of directors believes that the increased market price of DelMar Common Stock expected as a result of implementing a Reverse Stock Split could improve the marketability and liquidity of DelMar Common Stock and encourage interest and trading in DelMar Common Stock.

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Stock Price Requirements: Many brokerage houses, institutional investors and funds have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers or by restricting or limiting the ability to purchase such stocks on margin. A Reverse Stock Split could help increase analyst and broker interest in DelMar Common Stock, as their internal policies might discourage them from following or recommending companies with low stock prices.

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Stock Price Volatility: Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers.

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Transaction Costs: Investors may be dissuaded from purchasing stocks below certain prices because brokers’ commissions, as a percentage of the total transaction value, can be higher for low-priced stocks.

Criteria to be Used for Determining Whether to Implement Reverse Stock Split

In determining whether to implement the Reverse Stock Split and which Reverse Stock Split ratio to implement, DelMar’s board of directors may consider, among other things, various factors, such as:

•	the historical trading price and trading volume of DelMar Common Stock;

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the then-prevailing trading price and trading volume of DelMar Common Stock and the expected impact of the Reverse Stock Split on the trading market for DelMar Common Stock in the short- and long-term;

•	DelMar’s ability to maintain or continue its listing on The Nasdaq Capital Market;

•	the conversion price of the Investment Shares to be issued in the Private Placement;

•	which Reverse Stock Split ratio would result in the least administrative cost to DelMar;

•	prevailing general market and economic conditions; and

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if DelMar stockholders approve this Proposal 2, the additional authorized but unissued shares of DelMar Common Stock that will result from the implementation of a Reverse Stock Split, which will be available to provide flexibility to use DelMar Common Stock for business and/or financial purposes.

Certain Risks and Potential Disadvantages Associated with Reverse Stock Split

DelMar cannot assure you that the proposed Reverse Stock Split will increase its stock price and have the desired effect of maintaining compliance with Nasdaq Listing Rules. DelMar expects that the Reverse Stock Split will increase the market price of DelMar Common Stock so that DelMar may be able to regain and/or maintain compliance with the Nasdaq $1.00 minimum bid price requirement, or to meet or maintain compliance with the Nasdaq Listing Rules required for DelMar’s continued listing on the Nasdaq Capital Market following the Merger. However, the effect of the Reverse Stock Split upon the market price of DelMar Common Stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in like circumstances is varied, particularly since some investors may view a reverse stock split negatively. It is possible that the per share price of DelMar Common Stock after the Reverse Stock Split will not rise in proportion to the reduction in the number of shares of DelMar Common Stock outstanding resulting from the Reverse Stock Split, and the market price per post-Reverse Stock Split share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time, which occurred in connection with DelMar’s reverse stock split in 2019, and the Reverse Stock Split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks. In addition, although DelMar believes the Reverse Stock Split may enhance the desirability of DelMar Common Stock to certain potential investors, it is possible that, if implemented, DelMar Common Stock may not become more attractive to institutional and other long term investors. Even if DelMar implements the Reverse Stock Split, the market price of DelMar Common Stock may decrease due to factors unrelated to the Reverse Stock Split. In any case, the market price of DelMar Common Stock may also be based on other factors which may be unrelated to the number of shares outstanding, including DelMar’s future performance. If the Reverse Stock Split is consummated and the trading price of the common stock declines, the percentage decline as an absolute number and as a percentage of DelMar’s overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. Even if the market price per post-Reverse Stock Split share of DelMar Common Stock remains in excess of $1.00 per share, DelMar may be delisted due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity requirement, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of “round lot” holders.

The proposed Reverse Stock Split may decrease the liquidity of DelMar Common Stock and result in higher transaction costs. The liquidity of DelMar Common Stock may be negatively impacted by a Reverse Stock Split, given the reduced number of shares that would be outstanding after the Reverse Stock Split, particularly if the stock price does not increase as a result of the Reverse Stock Split. In addition, if a Reverse Stock Split is implemented, it will increase the number of DelMar stockholders who own “odd lots” of fewer than 100 shares of DelMar Common Stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, a Reverse Stock Split may not achieve the desired results of increasing marketability and liquidity of DelMar Common Stock described above.

If DelMar stockholders approve this Proposal 2, the effective increase in the authorized number of shares of DelMar Common Stock as a result of the Reverse Stock Split could have anti-takeover implications. If DelMar stockholders approve this Proposal 2, the implementation of a Reverse Stock Split will result in an effective increase in the authorized number of shares of DelMar Common Stock (as DelMar’s authorized number of shares of common stock will remain at 95,000,000 shares), which could, under certain circumstances, have anti-takeover implications. The additional shares of DelMar Common Stock that would become available for issuance if this Proposal 2 is approved and a Reverse Stock Split is implemented could be used by DelMar to oppose a hostile takeover attempt or to delay or prevent changes in control or our management. For example, without further stockholder approval, the board of directors could adopt a “poison pill” which would, under certain circumstances related to an acquisition of DelMar securities that is not approved by the board of directors, give certain holders the right to acquire additional shares of DelMar Common Stock at a low price. The board of directors also could strategically sell shares of DelMar Common Stock in a private transaction to purchasers who would oppose a takeover or favor the current board of directors. Although this Proposal 2 has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt (nor is the board of directors currently aware of any such attempts directed at DelMar), stockholders should be aware that approval of this Proposal 2 could facilitate future efforts by DelMar to deter or prevent changes in control, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

Effective Time

The proposed Reverse Stock Split would become effective as of the date and time determined by DelMar’s board of directors and specified in the resolutions approving the actual Reverse Stock Split, which time is referred to in this Proposal 2 as the “Effective Time.” Effective as of the Effective Time, shares of DelMar Common Stock issued and outstanding immediately prior thereto will be combined, automatically and without any action on the part of DelMar or its stockholders, into a lesser number of new shares of DelMar Common Stock in accordance with the Reverse Stock Split ratio determined by DelMar’s board of directors within the limits set forth in this Proposal 2. See “Treatment of Fractional Shares” below regarding the treatment of any fractional shares.

Effects of Reverse Stock Split

After the Effective Time of the Reverse Stock Split (if approved by the stockholders and implemented by DelMar’s board of directors), each stockholder will own a reduced number of shares of DelMar Common Stock as compared to immediately prior to the Effective Time of the Reverse Stock Split. However, any Reverse Stock Split that is implemented by DelMar’s board of directors would affect all of its stockholders uniformly and would not affect any stockholder’s percentage ownership interests in the Company, except for adjustments that may result from the treatment of fractional shares as described below. Voting rights and other rights and preferences of the holders of DelMar Common Stock will not be affected by a Reverse Stock Split (other than for adjustments that may result from the treatment of fractional shares as described below). For example, a holder of 2% of the voting power of the outstanding shares of DelMar Common Stock immediately prior to a Reverse Stock Split would continue to hold 2% (assuming there is no impact as a result of the treatment of fractional shares as described below) of the voting power of the outstanding shares of DelMar Common Stock immediately after such Reverse Stock Split. The number of stockholders of record will not be affected by a Reverse Stock Split.

The principal effects of a Reverse Stock Split that is implemented by DelMar’s board of directors will be that:

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depending on the Reverse Stock Split ratio selected by the board of directors, each 2 to 10 shares of DelMar Common Stock owned by a stockholder will be combined into one post-split share of DelMar Common Stock;

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no fractional shares of DelMar Common Stock will be issued in connection with any Reverse Stock Split; instead, holders of DelMar Common Stock who would otherwise hold a fractional share of DelMar Common Stock after giving effect to the Reverse Stock Split will hold one whole post-split share as explained more fully below;

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the total number of authorized shares of DelMar Common Stock will remain at 95,000,000 shares, resulting in an effective increase in the authorized number of shares of DelMar Common Stock; provided that if this Proposal 2 does not receive stockholder approval and the board of directors effects a reverse split of DelMar Common Stock without stockholder approval, as permitted under NRS 78.207, the total number of authorized shares of DelMar Common Stock will be corresponding reduced by the Reverse Stock Split ratio selected by the board of directors which could negatively impact the ability of DelMar to raise the Maximum Offering Amount in the Private Placement;

•

based upon the Reverse Stock Split ratio selected by the board of directors, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all then outstanding stock options, RSUs and warrants, which will result in a proportional decrease in the number of shares of DelMar Common Stock reserved for issuance upon exercise or vesting of such stock options, RSUs and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants; and

•	the number of shares then reserved for issuance under our equity compensation plans will be reduced proportionately based upon the Reverse Stock Split ratio selected by the board of directors.

The following table contains approximate information, based on share information as of June 3, 2020, relating to outstanding DelMar Common Stock based on the proposed Reverse Stock Split ratios (without giving effect to the treatment of fractional shares):

Status	Number of Shares of Common Stock Authorized(1)	Number of Shares of Common Stock Issued and Outstanding	Number of Shares of Common Stock Reserved for Future Issuance	Number of Shares of Common Stock Authorized but Unissued and Unreserved
Pre-Reverse Stock Split	95,000,000	11,429,228	12,651,633	70,919,139
Post-Reverse Stock Split 2-for-1	95,000,000	5,714,614	6,325,817	82,959,569
Post-Reverse Stock Split 5-for-1	95,000,000	2,285,846	2,530,327	90,183,827
Post-Reverse Stock Split 10-for-1	95,000,000	1,142,922	1,265,163	92,591,915

(1)

Note that if this Proposal 2 does not receive stockholder approval and the board of directors effects a reverse split of DelMar Common Stock without stockholder approval, as permitted under NRS 78.207, the total number of authorized shares of DelMar Common Stock will be correspondingly reduced by the Reverse Stock Split ratio selected by the board of directors.

After the Effective Time of any Reverse Stock Split that DelMar’s board of directors elects to implement, DelMar Common Stock would have a new committee on uniform securities identification procedures, or CUSIP number, a number used to identify DelMar Common Stock.

DelMar Common Stock is currently registered under Section 12(b) of the Exchange Act, and DelMar is subject to the periodic reporting and other requirements of the Exchange Act. The implementation of any proposed Reverse Stock Split will not affect the registration of DelMar Common Stock under the Exchange Act. DelMar Common Stock would continue to be listed on The Nasdaq Capital Market under the symbol “DMPI” immediately following the Reverse Stock Split.

Treatment of Fractional Shares

No fractional shares of DelMar Common Stock will be issued as a result of any Reverse Stock Split. Instead, in lieu of any fractional shares to which a stockholder of record would otherwise be entitled as a result of the Reverse Stock Split, pursuant to NRS 78.205(2)(b), DelMar will issue to such stockholder such additional fraction of a share as is necessary to increase such resulting fractional share to a full share of DelMar Common Stock.

Record and Beneficial Stockholders

If this Proposal 2 is approved by DelMar’s stockholders and DelMar’s board of directors elects to implement a Reverse Stock Split, or DelMar’s board of directors otherwise elects to implement a reverse split of DelMar Common Stock without stockholder approval, as permitted under NRS 78.207, stockholders of record holding all of their shares of DelMar Common Stock electronically in book-entry form under the direct registration system for securities will be automatically exchanged by the exchange agent and will receive a transaction statement at their address of record indicating the number of new post-split shares of DelMar Common Stock they hold after the Reverse Stock Split. Non-registered stockholders holding DelMar Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Stock Split than those that would be put in place by DelMar for registered stockholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

If this Proposal 2 is approved by DelMar’s stockholders and DelMar’s board of directors elects to implement a Reverse Stock Split or the board of directors otherwise elects to implement a reverse split of DelMar Common Stock without stockholder approval, as permitted under NRS 78.207, stockholders of record holding some or all of their shares in certificate form will receive a letter of transmittal from DelMar or its exchange agent, as soon as practicable after the effective time of the Reverse Stock Split. DelMar’s transfer agent is expected to act as “exchange agent” for the purpose of implementing the exchange of stock certificates. Holders of pre-Reverse Stock Split shares will be asked to surrender to the exchange agent certificates representing pre-Reverse Stock Split shares in exchange for post-Reverse Stock Split shares in accordance with the procedures to be set forth in the letter of transmittal. No new post-Reverse Stock Split share certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Accounting Consequences

The par value per share of DelMar Common Stock would remain unchanged at $0.001 per share after any Reverse Stock Split. As a result, as of the Effective Time, the stated capital on DelMar’s balance sheet attributable to DelMar Common Stock would be reduced proportionally, based on the actual Reverse Stock Split ratio, from its present amount, and the additional paid-in capital account would be credited with the amount by which the stated capital would be reduced. The net income or loss per share of DelMar Common Stock would be increased because there would be fewer shares of DelMar Common Stock outstanding. The Reverse Stock Split would be reflected retroactively and prospectively in DelMar’s consolidated financial statements. DelMar does not anticipate that any other accounting consequences would arise as a result of any Reverse Stock Split.

No Dissenter’s or Appraisal Rights

DelMar stockholders are not entitled to dissenter’s or appraisal rights under the NRS with respect to the proposed Reverse Stock Split.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of certain material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders (as defined below) that hold shares of DelMar Common Stock as capital assets (generally, property held for investment) for U.S. federal income tax purposes.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances or to stockholders who may be subject to special tax treatment under the Code, including, without limitation dealers or traders in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold DelMar Common Stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive DelMar Common Stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons whose shares constitute “qualified small business stock” for purposes of Section 1202 of the Code, any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States; or persons subject to the alternative minimum tax or the 3.8% tax on net investment income.

This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Any such change may cause the U.S. federal income tax consequences of a reverse stock split to vary substantially from the consequences summarized below. DelMar has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

The state, local and foreign tax consequences of a Reverse Stock Split may vary as to each U.S. Holder, depending on the jurisdiction in which such U.S. Holder resides. This discussion should not be considered as tax or investment advice, and the tax consequences of a reverse stock split may not be the same for all U.S. Holders. U.S. Holders should consult their own tax advisors to understand their individual U.S. federal, state, local and foreign tax consequences to them of the Reverse Stock Split.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of DelMar Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, which we refer to as “United States persons”) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of DelMar Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of DelMar Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Tax Consequences of the Reverse Stock Split Generally

The Reverse Stock Split is expected to constitute a “recapitalization” for U.S. federal income tax purposes under Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize any gain or loss for U.S. federal income tax purposes upon the Reverse Stock Split, except possibly to the extent a U.S. Holder receives a whole share of DelMar Common Stock in lieu of a fractional share of DelMar Common Stock, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in shares of DelMar Common Stock received in a Reverse Stock Split should equal the U.S. Holder’s aggregate adjusted tax basis in the shares of DelMar Common Stock surrendered (increased by any income or gain recognized on receipt of a whole share in lieu of a fractional share). In addition, each U.S. Holder’s holding period for the shares of DelMar Common Stock the U.S. Holder receives in a Reverse Stock Split should include the U.S. Holder’s holding period for the shares of DelMar Common Stock exchanged in the Reverse Stock Split. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of DelMar Common Stock surrendered to the shares of DelMar Common Stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders of shares of DelMar Common Stock acquired on different dates and at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

The treatment of fractional shares of DelMar Common Stock being rounded up to the next whole share is uncertain, and a U.S. Holder that receives a whole share of DelMar Common Stock in lieu of a fractional share of DelMar Common Stock may possibly recognize gain, which may be characterized as either capital gain or as a dividend, in an amount not to exceed the excess of the fair market value of such whole share over the fair market value of the fractional share to which the U.S. Holder was otherwise entitled. The holding period for the portion of a share of DelMar Common Stock treated as a distribution or as to which a U.S. Holder recognizes gain might not include the holding period of pre-reverse stock split shares of DelMar Common Stock surrendered. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax and other tax consequences of fractional shares being rounded to the next whole share. Backup withholding may apply to a stockholder who receives a whole share of DelMar Common Stock in lieu of a fractional share unless the stockholder provides the exchange agent with appropriate documentation establishing that backup withholding is not required.

Vote Required for Approval

The approval of the Reverse Stock Split Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock that are entitled to vote, voting together as a single class. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Reverse Stock Split Proposal.

As noted above, in the event that DelMar’s stockholders do not approve this Proposal 2, DelMar’s board of directors may take action in accordance with NRS 78.207 to effect a reverse split of DelMar common stock without stockholder approval if required to comply with the Nasdaq minimum bid price requirement and if deemed to be in the interest of the Company.

DELMAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF A REVERSE STOCK SPLIT AS SET FORTH IN THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 3—THE NAME CHANGE PROPOSAL

DelMar’s board of directors has unanimously adopted and now recommends for your approval a proposal to amend DelMar’s Articles, as amended, to change its corporate name from DelMar Pharmaceuticals, Inc. to “Kintara Therapeutics, Inc.”

DelMar believes the current name of DelMar Pharmaceuticals, Inc. will not accurately reflect the operations of the combined company if the Merger is consummated, and believes the proposed name change better conveys the clinical products and clinical programs of the combined company. The Name Change Proposal, if approved by DelMar’s stockholders, would have the effect of changing DelMar’s legal name. If the Name Change Proposal is not approved, DelMar’s legal name will continue to be DelMar Pharmaceuticals, Inc.

Any change in DelMar’s corporate name will not affect the status of the company or the rights of any stockholder in any respect, or the transferability of stock certificates presently outstanding. The currently outstanding stock certificates evidencing shares of securities bearing the name DelMar Pharmaceuticals, Inc. will continue to be valid and represent DelMar’s securities following the name change. In the future, new share certificates will be issued bearing the new name, but this in no way will affect the validity of your current share certificates.

If the Name Change Proposal is approved by DelMar’s stockholders, the name change will become effective upon the filing of an amendment to the DelMar Articles with the Secretary of State of the State of Nevada. If the Name Change Proposal is approved, DelMar intends to file the amendment promptly after the consummation of the Merger. If the Name Change Proposal is approved, DelMar intends to apply to change the ticker symbol for DelMar Common Stock to “KTRA.”

Vote Required for Approval

The approval of the Name Change Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of DelMar Common Stock and DelMar Series B Preferred Stock that are entitled to vote, voting together as a single class. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Name Change Proposal.

DELMAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE NAME CHANGE PROPOSAL.

PROPOSAL NO. 4—THE PLAN AMENDMENT PROPOSAL

General

The general purpose of DelMar’s 2017 Omnibus Equity Incentive Plan (the “Plan”) is to provide a means whereby eligible employees, officers, non-employee directors and other individual service providers may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to devote their best efforts to us, thereby advancing our interests and the interests of stockholders.

DelMar’s board of directors believes that the granting of stock options, restricted stock awards, unrestricted stock awards and similar kinds of equity-based compensation promotes continuity of management and increases incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out DelMar’s long range plans and securing our growth and financial success. On June 7, 2020 the DelMar board of directors approved an amendment (the “Amendment”) to increase the number of shares available for issuance under the Plan to 6,700,000 (less the number of shares (164,235) subject to outstanding options granted under the DelMar Pharmaceuticals (BC) Ltd. 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”)), and directed that the Amendment be submitted to the shareholders for approval at the special meeting.

If the DelMar’s stockholders do not approve the increase in the number of shares available for issuance under the Plan, the Company will continue to operate the Plan under its current provisions but will be limited in its ability to make future grants and incentives under the Plan to DelMar’s management, employees and board members and other service providers.

Reasons for the Approval of the Plan Amendment Proposal

Stockholder approval of the Amendment is necessary in order to (i) meet the stockholder approval requirements of Nasdaq pursuant to Listing Rule 5635(c) and (ii) grant incentive stock options (“ISOs”) thereunder.

Specifically, approval of this Plan Amendment Proposal will constitute approval pursuant to the stockholder approval requirements of Section 422 of the Code relating to ISOs.

If stockholders do not approve this Proposal 2, the Amendment will not become effective and DelMar will have only 2,280,000 shares available for issuance under the Plan.

Description of the Existing Plan

The following description of the material terms of the Plan is intended to be a summary only. This summary is qualified in its entirety by the full text of the Plan, which is included as Annex E to this proxy statement/prospectus/information statement.

Administration. The Plan is administered by a committee of DelMar’s board of directors. The committee recommends approval by the board of directors the persons to whom options to purchase shares of DelMar Common Stock, stock appreciation rights (SARs), restricted stock units, restricted or unrestricted shares DelMar Common Stock, performance shares, performance units, other cash-based awards and other stock-based awards may be granted. The committee may also recommend, for approval by the board of directors, rules and regulations for the administration of the Plan and amendments or modifications of outstanding awards (except that out-of-the–money options and SARs cannot be repriced without shareholder approval). The committee may delegate authority to the chief executive officer and/or other executive officers to grant options and other awards to employees (other than themselves), subject to applicable law and the Plan. No options, stock purchase rights or awards may be made under the Plan on or after July 7, 2027, but the Plan will continue thereafter while previously granted options, SARs or other awards remain outstanding.

Eligibility. Persons eligible to receive options, SARs or other awards under the Plan are all employees, officers, directors, consultants, advisors or other individual service providers of the Company and its subsidiaries, or any person who is determined by the Compensation Committee to be a prospective employee, officer, director, consultant, advisor or other individual service provider of the Company or any subsidiary. As of June 30, 2020, the Company and its subsidiaries had a total of two employees, including no officers and two executive officers (who are not included in the number of officers), five non-employee directors, approximately fifteen consultants and other advisors, and no individual service providers. As of June 30, 2020, no person is eligible to participate as a result of a determination by the committee that person is a prospective employee, officer, director, consultant, advisor or other individual service provider of the Company or any subsidiary. As awards under the Plan are within the discretion of the committee, the Company cannot determine how many individuals in each of the categories described above will receive awards.

Shares Subject to the Plan. Prior to the proposed increase, an aggregate of 2,280,000 shares of DelMar Common Stock are reserved for issuance under the Plan, (excluding reduction for the number of shares (164,235) subject to outstanding options granted under the Legacy Plan of which approximately 1,250 shares remain available for issuance as of the date of this proxy statement/prospectus/information statement).

“Incentive stock options”, or ISOs, that are intended to meet the requirements of Section 422 of the Code may be granted under the Plan with respect to all of the 2,280,000 shares of DelMar Common Stock authorized for issuance under the Plan. If this Proposal No. 4 is approved by the stockholders, all of the 6,700,000 shares of common stock authorized for issuance under the Plan may be granted as ISOs. If any option or SAR granted under the Plan terminates without having been exercised in full or if any award is forfeited, or if shares of DelMar Common Stock are withheld to cover withholding taxes on options or other awards or applied to the payment of the exercise price of an option or purchase price of an award, the number of shares of DelMar Common Stock as to which such option or award was forfeited, withheld or paid, will be available for future grants under the Plan. No person may receive awards in any calendar year relating to more than 8% of the fully diluted shares of DelMar Common Stock on the date of grant (excluding the number of shares of common stock issued under the Plan and/or the Legacy Plan or subject to outstanding awards granted under the Plan or Legacy Plan).

The number of shares authorized for issuance under the Plan and the foregoing share limitations are subject to customary adjustments for stock splits, stock dividends or similar transactions

Terms and Conditions of Options. Options granted under the Plan may be either ISOs or “nonstatutory stock options” that do not meet the requirements of Section 422 of the Code. The DelMar board of directors, upon recommendation of the committee, will determine the exercise price of options granted under the Plan. The exercise price of stock options may not be less than the fair market value per share of DelMar Common Stock on the date of grant (or 110% of fair market value in the case of ISOs granted to a ten-percent stockholder).

If on the date of grant the DelMar Common Stock is listed on a stock exchange or is quoted on the automated quotation system of Nasdaq, the fair market value will generally be the closing sale price on the date of grant (or the last trading day before the date of grant if no trades occurred on the date of grant). If no such prices are available, the fair market value will be determined in good faith by the board of directors upon recommendation of the committee based on the reasonable application of a reasonable valuation method. On July 1, 2020 the closing sale price of a share of DelMar Common Stock on Nasdaq was $0.68.

No option may be exercisable for more than ten years (five years in the case of an ISO granted to a ten-percent stockholder) from the date of grant. Options granted under the Plan will be exercisable at such time or times as the board of directors, based on recommendations of the committee, prescribes at the time of grant. No employee may receive ISOs that first become exercisable in any calendar year in an amount exceeding $100,000. The committee may, in its discretion, permit a holder of an option to exercise the option before it has otherwise become exercisable, in which case the shares of DelMar Common Stock issued to the recipient will continue to be subject to the vesting requirements that applied to the option before exercise.

Generally, the option price may be paid (a) in cash or by certified check, bank draft or money order, (b) through delivery of shares of DelMar Common Stock having a fair market value equal to the purchase price, or (c) a combination of these methods. The committee is also authorized to establish a cashless exercise program and to permit the exercise price (or tax withholding obligations) to be satisfied by reducing from the shares otherwise issuable upon exercise a number of shares having a fair market value equal to the exercise price.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime an option may be exercised only by the recipient. However, the committee may permit the holder of an option, SAR or other award to transfer the option, right or other award to immediate family members or a family trust for estate planning purposes. The committee will determine the extent to which a holder of a stock option may exercise the option following termination of service with us.

Stock Appreciation Rights. The board of directors, upon recommendation of the committee, may grant SARs, independent of or in connection with an option. The board of directors, upon recommendation of the committee, will determine the other terms applicable to SARs. The exercise price per share of a SAR will not be less than 100% of the fair market value of a share of DelMar Common Stock on the date of grant, as determined by the board of directors upon recommendation of the committee. The maximum term of any SAR granted under the Plan is ten years from the date of grant. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

•	the excess of the fair market value on the exercise date of one share of DelMar Common Stock over the exercise price, multiplied by

•	the number of shares of DelMar Common Stock covered by the SAR.

Payment may be made in shares of DelMar Common Stock, in cash, or partly in of DelMar Common Stock and partly in cash, all as determined by the committee.

Restricted Stock and Restricted Stock Units. The board of directors, upon recommendation of the committee, may award restricted common stock and/or restricted stock units under the Plan. Restricted stock awards consist of shares of stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock units confer the right to receive shares of DelMar Common Stock, cash, or a combination of shares and cash, at a future date upon or following the attainment of certain conditions specified by the board of directors upon recommendation of the committee. The restrictions and conditions applicable to each award of restricted stock or restricted stock units may include performance-based conditions. Dividends with respect to restricted stock may be paid to the holder of the shares as and when dividends are paid to stockholders or at the time that the restricted stock vests, as determined by the board of directors upon recommendation of the committee. Dividend equivalent amounts may be paid with respect to restricted stock units either when cash dividends are paid to stockholders or when the units vest. Unless the board of directors, upon recommendation of the committee, determines otherwise, holders of restricted stock will have the right to vote the shares.

Performance Shares and Performance Units. The board of directors, upon recommendation of the committee, may award performance shares and/or performance units under the Plan. Performance shares and performance units are awards, denominated in either shares or U.S. dollars, which are earned during a specified performance period subject to the attainment of performance criteria, as established by the board of directors upon recommendation of the committee. The board of directors, upon recommendation of the committee, will determine the restrictions and conditions applicable to each award of performance shares and performance units.

Other Stock-Based and Cash-Based Awards. The board of directors, upon recommendation of the committee, may award other types of equity-based or cash-based awards under the Plan, including the grant or offer for sale of shares of DelMar Common Stock that do not have vesting requirements and the right to receive one or more cash payments subject to satisfaction of such conditions as the board of directors, upon recommendation of the committee, may impose.

Effect of Certain Corporate Transactions. The committee may, at the time of the grant of an award provide for the effect of a change in control (as defined in the Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating or modifying the performance or other conditions of an award, or (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the committee. The committee may, in its discretion and without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and SARs to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or SAR in exchange for a substitute option; (d) cancel any award of restricted stock, restricted stock units, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock, restricted stock unit, performance share or performance unit for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of DelMar Common Stock on the date of the change in control; (f) cancel any option or SAR in exchange for cash and/or other substitute consideration based on the value of DelMar Common Stock on the date of the change in control, and cancel any option or SAR without any payment if its exercise price exceeds the value of DelMar Common Stock on the date of the change in control; or (g) make such other modifications, adjustments or amendments to outstanding awards as the committee deems necessary or appropriate.

Amendment, Termination. The board of directors may at any time amend the Plan for the purpose of satisfying the requirements of the Code, or other applicable law or regulation or for any other legal purpose, provided that, without the consent of DelMar stockholders, the board of directors may not (a) increase the number of shares of DelMar Common Stock available under the Plan, (b) change the group of individuals eligible to receive options, SARs and/or other awards, or (c) extend the term of the Plan.

New Plan Benefits. Grants of awards under the Plan are subject to the discretion of the plan administrator. No determination has been made as to which of the individuals eligible to participate in the Plan will receive awards under the Plan in the future and, therefore, the future benefits to be allocated to any individual or to various groups of eligible participants are not presently determinable. However, please refer to the section entitled “DelMar’s Executive Compensation”, which provides information on the grants made in the last fiscal year, and the section entitled “DelMar’s Executive Compensation—Director Compensation”, which provides a description of grants made to our non-employee directors in the last fiscal year.

Material Federal Income Tax Consequences

Following is a summary of the principal federal income tax consequences of option and other grants under the Plan. Optionees and recipients of other rights and awards granted under the Plan are advised to consult their personal tax advisors before exercising an option or SAR or disposing of any stock received pursuant to the exercise of an option or SAR or following vesting of a restricted stock award or restricted stock unit or upon grant of an unrestricted stock award. In addition, the following summary is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change and does not address state, local or other tax laws.

Treatment of Options

The Code treats incentive stock options and nonstatutory stock options differently. However, as to both types of options, no income will be recognized to the optionee at the time of the grant of the options under the Plan, nor will the Company be entitled to a tax deduction at that time.

Generally, upon exercise of a nonstatutory stock option (including an option intended to be an incentive stock option but which has not continued to so qualify at the time of exercise), an optionee will recognize ordinary income tax on the excess of the fair market value of the stock on the exercise date over the option price. DelMar will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee in the fiscal year which includes the end of the optionee’s taxable year. DelMar will be required to satisfy applicable withholding requirements in order to be entitled to a tax deduction. In general, if an optionee, in exercising a nonstatutory stock option, tenders shares of DelMar Common Stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of an incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the incentive stock option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the incentive stock option.

For incentive stock options, there is no taxable income to an optionee at the time of exercise. However, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taken into account in determining whether the “alternative minimum tax” will apply for the year of exercise. If the shares acquired upon exercise are held until at least two years from the date of grant and more than one year from the date of exercise, any gain or loss upon the sale of such shares, if held as capital assets, will be long-term capital gain or loss (measured by the difference between the sales price of the stock and the exercise price). Under current federal income tax law, a long-term capital gain will be taxed at a rate which is less than the maximum rate of tax on ordinary income. If the two-year and one year holding period requirements are not met (a “disqualifying disposition”), an optionee will recognize ordinary income in the year of disposition in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition minus the exercise price. The remainder of the gain will be treated as long-term capital gain, depending upon whether the stock has been held for more than a year. If an optionee makes a disqualifying disposition, DelMar will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee.

In general, if an optionee, in exercising an incentive stock option, tenders shares of DelMar Common Stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of another incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the other option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the other option.

As noted above, the exercise of an incentive stock option could subject an optionee to the alternative minimum tax. The application of the alternative minimum tax to any particular optionee depends upon the particular facts and circumstances which exist with respect to the optionee in the year of exercise. However, as a general rule, the amount by which the fair market value of DelMar Common Stock on the date of exercise of an option exceeds the exercise price of the option will constitute an item of “adjustment” for purposes of determining the alternative minimum taxable income on which the alternative tax may be imposed. As such, this item will enter into the tax base on which the alternative minimum tax is computed, and may therefore cause the alternative minimum tax to become applicable in any given year.

Treatment of Stock Appreciation Rights

Generally, the recipient of a SAR will not recognize any income upon grant of the SAR, nor will DelMar be entitled to a deduction at that time. Upon exercise of a SAR, the holder will recognize ordinary income, and DelMar generally will be entitled to a corresponding deduction, equal to the fair market value of DelMar Common Stock at that time.

Treatment of Stock Awards

Generally, absent an election to be taxed currently under Section 83(b) of the Code (a “Section 83(b) Election”), there will be no federal income tax consequences to either the recipient or DelMar upon the grant of a restricted stock award. At the expiration of the restriction period and the satisfaction of any other restrictions applicable to the restricted shares, the recipient will recognize ordinary income and DelMar generally will be entitled to a corresponding deduction equal to the fair market value of the DelMar Common Stock at that time. If a Section 83(b) Election is made within 30 days after the date the restricted stock award is granted, the recipient will recognize an amount of ordinary income at the time of the receipt of the restricted shares, and DelMar generally will be entitled to a corresponding deduction, equal to the fair market value (determined without regard to applicable restrictions) of the shares at such time, less any amount paid by the recipient for the shares. If a Section 83(b) Election is made, no additional income will be recognized by the recipient upon the lapse of restrictions on the shares (and prior to the sale of such shares), but, if the shares are subsequently forfeited, the recipient may not deduct the income that was recognized pursuant to the Section 83(b) Election at the time of the receipt of the shares.

The recipient of an unrestricted stock award will recognize ordinary income, and DelMar generally will be entitled to a corresponding deduction, equal to the fair market value of DelMar Common Stock that is the subject of the award when the award is made.

The recipient of a restricted stock unit will recognize ordinary income as and when the units vest and shares of DelMar Common Stock are issued. The amount of the income will be equal to the fair market value of the shares of DelMar Common Stock issued at that time, and DelMar will be entitled to a corresponding deduction. The recipient of a restricted stock unit will not be permitted to make a Section 83(b) Election with respect to such award.

The federal income tax consequences of performance share awards, performance unit awards, other cash-based awards and other stock-based awards will depend on the terms and conditions of those awards but, in general, participants will be required to recognize ordinary income in an amount equal to the cash and the fair market value of any fully vested shares of DelMar Common Stock paid, determined at the time of such payment, in connection with such awards.

Section 409A

If an award is subject to Section 409A of the Code, but does not comply with the requirements of Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Participants are urged to consult with their tax advisors regarding the applicability of Section 409A of the Code to their awards.

Potential Limitation on Company Deductions

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid in a taxable year by a publicly held corporation to its chief executive officer and certain other “covered employees”. The board of directors and the committee intend to consider the potential impact of Section 162(m) on grants made under the Plan, but reserve the right to approve grants of options and other awards for an executive officer that exceeds the deduction limit of Section 162(m).

Tax Withholding

As and when appropriate, DelMar shall have the right to require each optionee purchasing shares of DelMar Common Stock and each grantee receiving an award of shares of DelMar Common Stock under the Plan to pay any federal, state or local taxes required by law to be withheld.

Equity Compensation Plan Information

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the aggregate information of DelMar’s equity compensation plans in effect as of June 30, 2020:

Plan	Number of securities to be issued upon exercise of outstanding options and rights	Weighted- average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column
Equity compensation plans approved by security holders(1)	1,394,964	$1.35	720,801
Equity compensation plans not approved by security holders – Del Mar (BC) 2013 Amended and Restated Stock Option Plan	164,235	$32.25	—

Totals	1,559,199	$4.61	720,801

(1)

As approved by DelMar’s stockholders at the annual meeting of stockholders held on April 11, 2018, on July 7, 2017, as amended on February 1, 2018, the board of directors approved the adoption of the Plan. The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) under the Plan. Under the Plan, as amended by an amendment approved by the board of directors on September 5, 2019, and DelMar’s stockholders at its annual meeting of stockholders held on June 26, 2020, 2,280,000 shares of DelMar Common Stock are reserved for issuance, less the number of shares of DelMar Common Stock issued under the Legacy Plan or that are subject to grants of stock options made, or that may be made, under the Legacy Plan. A total of 164,235 shares of DelMar Common Stock, net of forfeitures, have been issued under the Legacy Plan and/or are subject to outstanding stock options granted under the Legacy Plan, and a total of 1,394,964 shares of DelMar Common Stock have been issued under the Plan and/or are subject to outstanding stock options granted under the Plan leaving a potential 720,801 shares of DelMar Common Stock available for issuance under the Plan if all such options under the Legacy Plan were exercised and no new grants are made under the Legacy Plan. The maximum number of shares of DelMar Common Stock with respect to which any one participant may be granted awards during any calendar year is 8% of DelMar’s fully diluted shares of common stock on the date of grant (excluding the number of shares of DelMar Common Stock issued under the Plan and/or the Legacy Plan or subject to outstanding awards granted under the Plan and/or the Legacy Plan). No award will be granted under the Plan on or after July 7, 2027, but awards granted prior to that date may extend beyond that date.

Vote Required for Approval

The approval of the Plan Amendment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the special meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Plan Amendment Proposal.

DELMAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO AMEND DELMAR’S 2017 OMNIBUS EQUITY INCENTIVE PLAN AS SET FORTH IN THE PLAN AMENDMENT PROPOSAL.

PROPOSAL NO. 5—THE ADJOURNMENT PROPOSAL

If DelMar fails to receive a sufficient number of votes to approve the Nasdaq Proposal, DelMar may propose to adjourn the DelMar special meeting for the purpose of soliciting additional proxies to approve the Nasdaq Proposal. DelMar currently does not intend to propose adjournment at the DelMar special meeting if there are sufficient votes to approve the Nasdaq Proposal.

If on the date of the DelMar special meeting, or a date preceding the date on which the DelMar special meeting is scheduled, DelMar reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve Proposal 1, whether or not a quorum would be present or (ii) it will not have sufficient shares of DelMar Common Stock or DelMar Series B Preferred Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the DelMar special meeting, DelMar may postpone or adjourn, or make one or more successive postponements or adjournments of, the DelMar special meeting as long as the date of the DelMar special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the special meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Adjournment Proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

DELMAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ADGERO

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Adgero and its subsidiaries prior to the consummation of the Merger.

Overview

Adgero is a biopharmaceutical company, focused on the development of photodynamic therapy (“PDT”) for the treatment of rare, unmet medical needs. PDT is a treatment that uses light sensitive compounds, or photosensitizers, that, when exposed to specific wavelengths of light, act as a catalyst to produce a form of oxygen that induces local tumor cell death. Adgero’s lead product candidate, the REM-001 Therapy product, consists of three parts, the laser light source, the light delivery device and the REM-001 drug product (collectively, the “REM-001 Therapy”). REM-001 consists of an active pharmaceutical ingredient (“API”) in a lipid formulation. The REM-001 API is SnET2 (“tin ethyl etiopurpurin”) which is a second generation PDT photosensitizer agent. REM-001 has undergone late stage clinical development which Adgero believes possesses multiple advantages over earlier generation PDT compounds. Adgero’s lead indication is unresectable cutaneous metastatic breast cancer (“CMBC”), a disease that may strike individuals with advanced breast cancer and for which effective treatment options are limited. In four Phase 2 and/or Phase 3 clinical trials in CMBC patients, primarily targeting patients who had previously received chemotherapy and failed radiation therapy, Adgero’s REM-001 Therapy was able to reduce or eliminate a substantial number of the treated CMBC tumors. Specifically, Adgero’s analysis of the data collected from these trials indicates that in approximately 80% of evaluable tumor sites treated with REM-001 Therapy, there was a complete response; meaning that follow-up clinical assessments indicated no visible evidence of the tumor remaining. Adgero believes clinical data indicates that REM-001 Therapy holds promise as a treatment to locally eliminate or slow the growth of treated cutaneous cancerous tumors in this difficult-to-treat patient population.

In 2012, Adgero acquired certain assets and regulatory filings, including REM-001 Therapy developed by Miravant Medical Technologies, and its wholly-owned subsidiaries, a former public pharmaceutical and research development company (collectively, “Miravant”), and the associated technology, clinical data and intellectual property, from a creditor of Miravant. Between February 1996 and January 1999, Miravant, with support from certain corporate partners, conducted the above-referenced four Phase 2 and/or Phase 3 clinical trials for the treatment of CMBC using REM-001 Therapy (collectively, the “Miravant CMBC Trials”). The primary motivation behind Adgero’s acquisition was to secure the rights to the REM-001 Therapy and its associated technology, proprietary processes and regulatory filings which have already undergone substantial clinical development, which Adgero believes will help expedite the process of gaining regulatory approval to market Adgero’s REM-001 Therapy.

Numerous approaches have been utilized to treat CMBC patients, including various forms of chemotherapy, radiation therapy, surgical excision, hyperthermia, cryotherapy, electro-chemotherapy, topical drugs, and intra-lesional chemotherapy injections; however, for the most part, Adgero believes that these therapies are often inadequate given the limited efficacy, toxicities and/or side effects of each. Adgero believes its REM-001 Therapy has several advantages for this indication: it can be highly directed to the tumor site, has minimal systemic effects or normal tissue toxicities, can be used in conjunction with other therapies, and can be periodically repeated. Adgero’s analysis of the data collected from the Miravant CMBC Trials indicates that in approximately 80% of evaluable tumor sites treated with REM-001 Therapy, there was a complete response, meaning that follow-up clinical assessments indicated no visible evidence of the tumor remaining. Based on these results, Adgero believes that REM-001 Therapy also holds promise as a treatment for other cutaneous metastatic cancers and locally advanced basal cell carcinomas.

Adgero’s initial product goal is to achieve marketing approval of REM001 Therapy for the treatment of CMBC in the United States. Adgero conducted a preliminary analysis of existing REM001 Therapy clinical trial data for CMBC, including data from the Miravant CMBC Trials. Adgero then conducted a more in-depth analysis that was overseen by regulatory experts who have expertise in interacting with the Food and Drug Administration (the “FDA”). The experts Adgero engaged were either former FDA employees with directly related experience in reviewing similar oncology treatments or individuals who have provided senior regulatory guidance to major pharmaceutical or medical device companies in situations that led to regulatory approval. The results of this second more in-depth analysis were consistent with Adgero’s original analysis. As a result of its review, Adgero submitted questions to FDA under a Type C format to review the technology and results and determine the anticipated requirements for regulatory approval. On March 3, 2017, Adgero received FDA’s written response to its questions. Based on that response, Adgero believe its plans to manufacture REM-001 by revising the prior quality standards to meet the currently recommended regulatory standards will be acceptable. FDA also indicated Adgero’s plans for utilizing light delivery devices that have been shown to be functionally equivalent to the devices used by Miravant will be acceptable. In October 2017 Adgero held a Type B face-to-face guidance meeting with FDA that was primarily focused on the design of a Phase 3 trial in CMBC. Then, in May 2018, Adgero held a Type B end-of-phase 2 meeting with FDA that focused on its plans for addressing CMC and device topics related to its CMBC effort. In these interactions, FDA provided guidance on a number of clinical parameters it would like Adgero to measure in its planned clinical trial, and on its CMC and device plans. Based on FDA’s responses, Adgero plans to conduct a Phase 3 clinical trial in CMBC to test the safety and efficacy of REM-001 Therapy for marketing approval. In June 2018, Adgero submitted to FDA a Phase 3 protocol and statistical analysis plan incorporating feedback received from FDA at the October 2017 meeting. Adgero has also undertaken extensive discussions with clinical research organizations to carry out this trial and has received detailed proposals from five of these organizations. Since its May 2018 meeting, Adgero has engaged a contract manufacturer who has manufactured the starting material for its active pharmaceutical ingredient (API), manufactured two API lots under GMP and has stability testing underway. Adgero is currently working to undertake GMP manufacturing of finished drug product for use in its clinical trial.

Adgero also believes REM-001 Therapy holds promise as a treatment for cutaneous metastatic cancers other than CMBC, as well as locally-advanced basal cell cancer such as often occurs in patients with Basal Cell Carcinoma Nevus Syndrome (“BCCNS”) and cutaneously recurrent basal cell cancer. On January 16, 2018, FDA granted Adgero’s request that tin ethyl etiopurpurin (the active pharmaceutical ingredient in REM-001) be designated as an orphan drug for treatment of BCCNS. Following this designation, Adgero has reached out to clinical experts in BCCNS and related indications to seek their guidance on the most appropriate clinical pathway for REM-001 Therapy in these indications.

Adgero also believes REM-001 Therapy holds promise for certain cardiovascular conditions, including prevention and de novo treatment of cardiovascular access sites in hemodialysis patients. Adgero also holds an orphan drug designation that was initially awarded to Miravant for tin ethyl etiopurpurin for the prevention of access graft disease in hemodialysis patients. Adgero has been working to further develop this indication, including engaging with a key opinion leader in this area and submission of an NIH grant proposal for late stage preclinical research that it believes could lead directly to an IND and clinical trial.

Adgero’s History and REM-001 Background

Adgero was formed in 2007 in the State of Delaware for the purposes of acquiring pharmaceutical technology. In 2012, Adgero acquired certain assets and regulatory filings, including the REM-001 Therapy developed by Miravant and the associated technology, clinical data and intellectual property, from a creditor of Miravant. Following the acquisition, the FDA acknowledged the ownership transfer of Miravant’s oncology and ophthalmology investigational new drug applications (“INDs”) for REM-001 to Adgero.

Miravant initiated commercial development of REM-001 and its associated device components in the 1990s. This led to late stage clinical trials in CMBC and also in an aspect of “wet” age-related macular degeneration (“AMD”) a disease that affects over 1.5 million people in the United States and is a cause of vision loss in older individuals. Of these two indications, AMD represented a much larger market, and in 1998, for what Adgero believes were primarily business reasons, Miravant discontinued its CMBC program and, together with or through its corporate partners, ultimately focused its REM-001 development efforts on AMD. That program remained Miravant’s main clinical focus until it ran out of funding and ceased operations in 2006.

While Miravant did not pursue the CMBC indication through to approval, it did compile substantial clinical data in the four Miravant CMBC Trials. The first two of these trials were Phase 2/3 trials that treated 68 CMBC patients who, for the most part, previously failed radiation therapy, and were then treated with REM-001 Therapy. Miravant compiled both safety and efficacy data for these two studies. At the time Miravant discontinued its CMBC program, REM-001 Therapy was also being tested in two additional Phase 2 or 3 clinical trials that treated a total of 81 patients. Adgero’s review of internal Miravant records indicates that data was collected in all four trials generally in accordance with Good Clinical Practice and the data was analyzed for safety, and reports were filed with the FDA. Adgero’s review also indicates that Miravant never conducted an efficacy analysis of the 81 patients in the last two studies which were not yet complete when Miravant discontinued its CMBC program.

In 2004, Miravant submitted a new drug application (“NDA”) to the FDA for the use of REM-001 to treat an aspect of AMD. The FDA reviewed this submission and granted Miravant an approvable letter for REM-001 in the treatment of AMD, with final approval contingent on, among other things, the successful completion of a Phase 3 trial. Miravant ceased operations prior to completing this trial.

Since acquiring the rights to REM-001 Therapy, Adgero performed a preliminary analysis of the data collected from the 81 patients that Miravant never analyzed for efficacy. Based on Adgero’s analysis of both that data, and data collected from the initial 68 patients, Adgero believes REM-001 Therapy provided promising safety and efficacy in CMBC patients and that, taken together, these results provide strong support for REM-001 Therapy as a potential therapy for this disease. Furthermore, Adgero believes the approvable letter previously granted to Miravant with respect to its New Drug Application (“NDA”) for REM-001 in an aspect of AMD may indicate that many of the elements required for approval have already been completed for REM-001.

Overview of Key Regulatory Filings

The initial investigational new drug (“IND”) filing for REM-001 Therapy was IND 39,940 which was filed in June 1992 with the FDA’s Division of Oncology and Pulmonary Drug Products. This IND is now under the purview of the FDA’s Division of Oncology Products. All CMBC trials were conducted under this IND. Miravant kept this IND in place but in 2005 they placed it on inactive status since they had focused their REM-001 development efforts on ophthalmology. In 2012, following St Cloud’s foreclosure action on Miravant and Adgero’s subsequent purchase of the Miravant assets, St. Cloud transferred ownership of this IND to Adgero. This transfer was formally recognized by the FDA with a Change of Sponsor letter dated December 14, 2012. Adgero’s interactions with the FDA for CMBC are under the auspices of this IND. It is Adgero’s expectation, based on input from regulatory consultants, that clinical development in CMBC, non-CMBC cutaneous metastatic cancer and BCCNS basal cell nevus syndrome would be conducted under this IND. Recent FDA approvals in locally advanced basal cell cancers, which included patients with BCCNS, have been under the purview of the FDA’s Division of Oncology Products.

As part of its purchase agreement with St Cloud, sponsorship of two other IND’s was transferred to Adgero. On February 25, 2013, the FDA’s Division of Dermatology and Dental Products notified Adgero with a Change of Sponsor letter that it recognized Adgero as the sponsor of IND 50,116. On May 8, 2013 the FDA’s Division of Transplant and Ophthalmology Products notified Adgero with a Change of Sponsor letter that it recognized Adgero as the sponsor of IND 49,648. At this time, Adgero does not anticipate any of its planned or contemplated clinical development activities would be under either of these IND’s.

Adgero’s REM-001 Therapy

Overview

Adgero’s REM-001 Therapy product consists of three parts, the DD series laser light source (or equivalent), the ML2-0400 light delivery device (or equivalent) and the drug REM-001. Pursuant to the Miravant oncology IND, the FDA previously approved all three components to be used together in certain Miravant CMBC Trials. In use, the drug REM-001 is first administered by intravenous infusion and allowed to distribute within the body and be taken up by the tumors. Tumors are then illuminated with light using the light delivery device, which is attached to the laser light source, so that the accumulated drug REM-001 can be activated for the desired clinical effect. Adgero’s analysis of clinical data collected in the Miravant CMBC Trials shows that REM-001 Therapy provides a stronger reaction in tumor tissues than in healthy tissues, which was a goal with REM-001’s formulation.

Adgero plans to use new lasers that are functionally equivalent to the Miravant DD2, the laser used in certain prior Miravant clinical trials, for CMBC. The Miravant DD2 lasers are capable of delivering 2 watts of optical power centered at a wavelength of 664 nanometers. Based on its interactions with FDA, Adgero believes that use of such new functionally equivalent lasers will be acceptable to FDA.

The light delivery devices Adgero plans to use in its CMBC program are the same basic proprietary design developed and used previously by Miravant in its clinical trials. In the case of cutaneous treatment, such as with CMBC, the light delivery device consists of an optical fiber which has a modified end to allow it to deliver a uniform light treatment field to the tumor. Adgero’s plan is to have clinical light delivery devices built by a contract medical device manufacturer using the basic Miravant design and tested to the same performance specifications as used previously.

The REM-001 Drug

REM-001 is a light activated photosensitizer drug used in PDT. During light activation, photosensitizer drugs act as a catalyst and absorb light energy which they transfer to surrounding oxygen-containing molecules to create reactive oxygen species (“ROS”). ROS can initiate various biological mechanisms of action:

•

Apoptosis—Certain photosensitizer drugs associate with the cells’ mitochondria. When light activated, these drugs generate ROS that alter mitochondria membrane permeability to allow the release of activators that initiate a programmed cell death process known as apoptosis. Apoptosis is a desirable means of inducing tumor cell death as it is the body’s natural mode for eliminating damaged cells.

•	Necrosis—At higher doses these photosensitizer-generated ROS can overwhelm a cell and induce cellular necrosis.

•

Anti-angiogenesis—As they grow, tumors develop their own micro-vasculature network. ROS can be used to create permeability in these micro-vessels which reduces their effectiveness and cuts off the tumor’s blood supply.

•

Immune Response—PDT is known to induce an immune response including activation of CD8+ T cells to attack tumor cells. Such T cells provide one of the key mechanisms making up the body’s immune response system, which response may enhance anti-tumor immunity. Therapeutic drugs that produce such an immune response are known as immunotherapies. Adgero believes that immunotherapies are promising areas of cancer treatment and are being developed as either monotherapies or in combination with other treatments.

REM-001 has been shown to induce apoptosis and, in treating an aspect of AMD, have anti-angiogenesis properties. REM-001 is a second generation photosensitizer drug designed with the following attributes to overcome several of the shortcomings of earlier, first generation photosensitizer drugs such as Photofrin:

•	It is activated with longer wavelength, deeper penetrating light;

•	It has a stronger light absorption coefficient;

•	It is a synthetic single molecule; and

•	It causes transient photosensitivity of shorter duration.

Photofrin, which is sold by Pinnacle Biologics Inc. (“Pinnacle”), a subsidiary of Advanz Pharma Corp (TSX: ADVZ), is the only PDT compound that Adgero is aware of which is approved by the FDA for the treatment of cancer. Specifically, it is approved in the United States for certain non-small-cell lung cancers and esophageal cancers. Currently, Photofrin it is not approved for treatment of CMBC or similar cutaneous tumors and Adgero is not aware of any efforts to get approval in these indications.

REM-001’s chemical structure is designed to allow the use of longer wavelength, deeper penetrating light than is used in Photofrin. Deeper penetrating light means the treatment effect can reach deeper into the tumor which Adgero believes should allow for the treatment of larger tumor volumes. REM-001 also has a stronger light absorption coefficient than Photofrin, which Adgero believes should allow it to generate ROS more efficiently. In addition, REM-001 is an easily synthesized single molecule meaning that its manufacturing process is consistent with modern drug manufacturing strategies; Adgero believes this will make REM-001 better suited for today’s rigorous regulatory environment. Unlike REM-001, Photofrin is a polymer mixture derived from naturally occurring substances. Polymer mixtures can present challenges in achieving a consistent drug product in line with modern regulatory requirements. An additional advantage provided by REM-001 is the rate at which it clears from the skin. Clinical data from a Phase 1 clinical trial conducted by Miravant in healthy volunteers showed that, at the 1.2 mg/kg dose of REM-001, there was no measurable photosensitivity when patients were exposed 15 days after drug administration to light equivalent to fifteen minutes of midday sunlight. Further data indicates this effect is present for longer periods if higher drug doses or more extended periods of light exposure are used. Based on its review of limited published data (Wagnieres, et. al., Photochemistry and Photobiology, 1998, 68(3): 382-87), Adgero believes that, when used under similar conditions, the photosensitivity of REM-001 is of shorter duration and is less intense than that seen with Photofrin. In the Wagnieres paper, the authors describe photosensitivity measurements on a human subject that was done using test conditions that were virtually identical to a study conducted by Miravant using REM-001. All patients in the Miravant study had photosensitivity reactions that were much less intense and of much shorter duration than that seen in the Wagnieres paper.

Given what Adgero believes are its potential multiple mechanisms of action, efficacy results to date and substantial development, Adgero believes REM-001Therapy is a promising platform therapy for the treatment of CMBC and other cutaneous metastatic cancers.

Safety and Toxicology

PDT carries what Adgero believes is an inherent safety advantage since it uses photosensitizer compounds that are largely inactive except when they are being illuminated by intense light at specific wavelengths. Nevertheless, drug molecules, including photosensitizer molecules, can carry safety or toxicology risks on their own. REM-001 has previously undergone preclinical and clinical studies throughout its development cycle and has undergone certain tests typically required for FDA drug approval. REM-001 has been safely administered to over 1,100 patients in prior clinical trials. Most significantly, REM-001 has been previously reviewed by the FDA as part of the NDA submitted by Miravant for the use of REM-001 to treat an aspect of AMD, a non-CMBC indication. Following that review, the FDA granted an approvable letter for REM-001 in an aspect of AMD in 2004, with final approval contingent on, among other things, the successful completion of a Phase 3 trial. While not definitive, Adgero believes this letter, along with feedback Adgero received from its FDA meetings, indicates that it is unlikely that there will be significant safety or toxicology issues associated with REM-001 that would ultimately prevent marketing approval.

Based on its review of the clinical data of the Miravant CMBC Trials, Adgero believes pain was the most common treatment-related adverse event experienced by patients in these Trials. The second most common safety issue experienced with REM-001 was a transient photosensitivity, meaning extended exposure in bright light and direct sunlight should be avoided, which may occur with all photosensitizers to some degree. Adgero believes this issue can be addressed by minimizing one’s exposure to bright light and sunlight for two to four weeks after treatment. In general, the potentially treatment-related adverse events observed were expected in nature (pain, edema, skin photosensitivity) and severity, and mostly resolved during the course of the studies.

Markets for REM-001 Therapy

Adgero’s development plan for REM-001 Therapy is focused on the treatment of rare unmet needs in cancer, particularly those where the tumor can be accessed with a light delivery fiber device.

Cutaneous Metastatic Breast Cancer (CMBC)

While most internal cancers can metastasize to the skin, the internal cancer where this most commonly occurs is breast cancer. Radiotherapy is often used as an adjunctive therapy in breast cancer, in part to help prevent the development of local recurrences including CMBC. However, breast cancer survivors may still develop CMBC lesions, even over a decade after their original cancer treatment. In fact, physicians often watch for cutaneous (skin surface) metastases as a sign of breast cancer recurrence. A 2003 meta-analysis of approximately 20,000 cancer patients found that 24% of metastatic breast cancer patients included in the analysis had developed cutaneous metastases, which was the highest rate of any cancer type. Given that approximately 155,000 women suffer from metastatic breast cancer, Adgero believes the prevalence of CMBC may approach 40,000 in the United States. In many cases of CMBC, surgical excision is not possible, so various standard cancer therapies, particularly radiotherapy or chemotherapy, are the first course of treatment. Adgero believes these therapies are inadequate given the well-known dose limiting toxicities, limited efficacy, and/or side effects of each. Adgero is not aware of any prospective clinical trials that have led to FDA approval of a therapy specifically for the treatment of CMBC and Adgero does not expect any to be approved in the near future.

According to an April 2018 market assessment from Charles River Associates, there is an estimated market opportunity of approximately $500 million for the treatment of CMBC.

Cutaneous Metastatic Cancers

A meta-analysis has shown that approximately five percent of people with internal (non-melanoma, non-lymphatic, non-leukemic) cancers develop cutaneous metastatic tumors in their skin. Based on an estimated incidence of 1,500,000 such internal cancers in the United States, this means that the incidence of such cutaneous metastases is approximately 75,000 with a substantially higher prevalence given the fact that individuals often live with metastatic cancer for years. Regardless of the primary source of the cancer, these cutaneous metastatic tumors often begin as small skin nodules but, as the cancer spreads, more nodules form and can eventually cover large areas of skin. With progression, the tumor field generally becomes more painful as tumors may grow larger and more numerous, ulcerate, bleed and carry a strong odor. Part of Adgero’s goal is to treat these cutaneous tumors as early as possible to either cause them to be locally eliminated or to slow their growth sufficiently to reduce their late stage development.

Basal Cell Carcinoma Nevus Syndrome (BCCNS)

In addition to the clinical studies that Miravant conducted with REM-001 Therapy in CMBC, it also generated clinical data for patients with Basal Cell Carcinoma Nevus Syndrome (“BCCNS”) who developed extensive basal cell carcinoma. BCCNS is a rare but serious condition that is often characterized by the formation of multiple and recurring cutaneous basal cell carcinoma lesions. According to Cancer.net, as of April 2020, approximately 1 in 40,000 individuals in the U.S. have underlying genetic condition that causes BCCNS and approximately 90% of these have BCCNS and it has been recognized as an orphan indication by FDA. In a

Miravant Phase 1/2 clinical trial (CA001B), 14 patients with BCCNS were enrolled and treated with REM-001 Therapy using the same dosing conditions as were used in the CMBC trials. A total of 157 lesions were treated in these patients and showed a 91% overall response rate. This was composed of a 68% complete response rate (no remaining visible evidence of a lesion) and a 23% partial response rate (lesion was reduced in size by more than 50%). In addition, 7% of lesions had stable disease (any increase in lesion size was less than 25%). The various response rates are shown in the graph below and are similar to the results seen in CMBC patients as Adgero would expect. Based on these results Adgero requested and was granted an orphan drug designation for tin ethyl etiopurpurin, the API in REM-001.

Until the recent FDA approval of the drugs Odomzo and Erivedge, treatment options for these BCCNS patients were very limited. However, Adgero believes that, based on their package inserts, Odomzo and Erivedge have dose limiting toxicity profiles which are broader in scope than the primarily transient adverse effects observed with REM-001 Therapy. Adgero believes that the potential toxicity limitations related to the existing therapies for BCCNS, plus the positive initial Phase 1/2 data generated in clinical trials with REM-001 Therapy, suggest that REM-001 Therapy could be a viable alternative in treating recurrent basal cell carcinoma in BCCNS patients.

Adgero’s Pipeline

The following table summarizes the most advanced stage of development of Adgero’s technology platform. As noted above, Adgero’s REM-001 Therapy has already been tested on 149 patients with CMBC in Phase 2/3 clinical trials conducted by Miravant. In addition, in a Phase 2 trial, four patients with non-CMBC cutaneous metastatic cancer were treated with REM-001 Therapy. Lesion response rates on those four non-CMBC patients were similar to those achieved with REM-001 Therapy in other cutaneous cancers tested.

CMBC: Adgero’s Lead Indication

Current and Experimental Treatments for CMBC

As with many cancers, the current standard treatment for CMBC is surgical excision. However, this is often not feasible due to the extent of the tumor field or the condition of the skin, particularly in patients who had radiation therapy. A number of other therapies have been used on patients with CMBC, including various forms of chemotherapy, radiation therapy, hyperthermia, cryotherapy, electro-chemotherapy, topical drugs and intra-lesional chemotherapy injections. Researchers have also attempted to combine therapies in an effort to improve efficacy. However, Adgero believes that these therapies are often inadequate given the limited efficacy, toxicities and/or side effects of each. The side effects associated with therapies may be particularly difficult for patients who may have already experienced extensive surgery along with a full course of radiation and/or systemic chemotherapy. Also, the fact that CMBC tumors continue to develop following these therapies is a signal that the tumor cells may have developed a resistance to some of these approaches. Based on its discussions with clinicians and literature reviews, and its March 3, 2017 response from FDA, Adgero believes that treatment of unresectable CMBC tumors is a largely unmet medical need, particularly in patients who have already received extensive radiation and chemotherapy.

Key Clinical Results in CMBC

Adgero has conducted an analysis of the Phase 1 and four Phase 2 and/or Phase 3 CMBC clinical trials done previously with REM-001 Therapy by Miravant (the “Miravant CMBC Trials”) and has concluded that, in these studies, REM-001 Therapy provided higher tumor response rates than are generally seen with alternative CMBC treatments but this program was discontinued in 1998. Adgero’s review of Miravant’s records further indicates that, following this decision, Miravant continued to monitor patients in the CMBC trials and collected data as required by protocol, but they conducted no further treatment of CMBC patients with REM-001 Therapy. Adgero believes that Miravant primarily chose to discontinue this program in order to focus its REM-001 development efforts on an aspect of “wet” age-related macular degeneration (“AMD”).

Phase 1 Clinical Trial

A Phase 1 dose escalation clinical trial was initially conducted by Miravant to establish the REM-001 dosimetry to be used in subsequent safety and efficacy trials. The trial was initiated in 1993 and enrolled 22 patients with 213 treated cutaneous cancer lesions who received escalating REM-001 drug and light doses. This study used earlier generation light delivery devices than those used in later trials but these devices provided equivalent light output to those units used in later trials. In these studies REM-001 drug doses ranged from 0.1 mg/kg to 1.2 mg/kg, light doses ranged from 100 to 200 J/cm2 and treatment time-points ranged from 24 to 72 hours. This study indicated that a drug dose in excess of 0.8 mg/kg and a light dose of 200 J/cm2 administered at 24 hours provided a high overall response rate when delivered in a variety of cutaneous cancer lesions. The previously tested dose of 1.2mg/kg was then tested further in a second Phase 1 trial, where it was administered to 27 cutaneous tumor lesions and provided a 66% complete response rate and a 90% overall response rate. Based on these results, this dosimetry was used in subsequent CMBC trials, including the Miravant CMBC Trials described below. Based on its review of this data Adgero believes this dose is higher than is necessary to achieve such high response rates.

Phase 2/3 Studies

Miravant conducted four Phase 2/3 trials with REM-001 Therapy for the treatment of CMBC as summarized below. These trials all used the same dosimetry as described above and most of the patients had been previously treated with radiation therapy and chemotherapy. The light delivery devices used in these trials were the ML1-0400 or the functionally equivalent ML2-0400. The laser light source used in three of the trials was the Miravant DD2 laser and one trial used the KTP model laser manufactured by LaserScope. Each trial was conducted under Miravant’s REM-001 cancer Investigational New Drug Application (“IND”) using Good Clinical Practices with safety and efficacy data collected accordingly. In connection with Adgero’s acquisition of the Miravant assets, ownership of that IND has been transferred to us.

The table below summarizes the Miravant CMBC Trials. Trials CA008, CA009 and CA019 required that the patients enrolled had received prior radiation therapy. Trial CA013 did not have this specific inclusion requirement but Adgero’s review of the data indicates that at least 50 of the 56 patients in CA013 had received prior radiation therapy. A second difference across the trials is that trials CA008, CA009 and CA019 had a 24 week follow-up period while trial CA013 had a 52 week follow-up period. Also in studies CA008 and CA009 two tumor lesions on each patient were randomly selected as controls and did not receive light activation. CA013 was conducted in Europe by a corporate partner of Miravant. Beyond these differences and those device differences noted above. Adgero believes there were no other substantive differences between the trials and that all trials enrolled similar patients.

Table of Phase 2 and/or 3 Miravant CMBC Trials

(Note: SnET2 is now called REM-001.)

Trial Title	Phase	Location	Total Patients	Total Patients Previously Treated with Radiotherapy	Included Randomly Selected Control Tumors

CA008: Open-Label Randomized No Treatment Concurrent Controlled Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) in Patients with Advanced Breast Cancer Who Have Failed Radiation Therapy for the Management of Cutaneous Metastatic Breast Carcinoma (24 Week Follow Up)	2/3	U.S.	32	32	Yes

CA009: Open-Label Randomized No Treatment Concurrent Controlled Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) in Patients with Advanced Breast Cancer Who Have Failed Radiation Therapy for the Management of Cutaneous Metastatic Breast Carcinoma (24 Week Follow Up)	2/3	U.S.	36	36	Yes

CA013: Multinational, Open-Label Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) in Patients with Advanced Breast Cancer for the Management of Cutaneous Metastases of Breast Carcinoma (52 Week Follow Up)	2	Europe	56	50	No

CA019: Open-Label Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) in Patients with Advanced Breast Cancer Who Have Failed Radiation Therapy for the Management of Cutaneous Metastatic Breast Carcinoma (24 Week Follow Up)	3	U.S.	25	25	No

The primary endpoints for studies CA008 and CA009 were objective tumor response rate, quality-of-life change, device performance and patient safety. Adgero’s review of the tumor response rate and quality-of-life endpoints indicated they were defined as follows:

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Tumor Response: Measured as paired response difference, as calculated by the percentage of a patient’s evaluable lesions that respond minus the percentage of the patient’s control lesions that respond with this difference averaged over all treated patients.

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Quality of Life Change: Measured using the Dermatologic Life Quality Index (DLQI, A.Y. Finlay and O.K. Khan, “Dermatology Life Quality Index (DLQI—a simple practical measure for routine clinical use”. Clinical and Experimental Dermatology 1994; 19: 210-2 16) with change measured from baseline measurements.

The following table shows the results of these two endpoints for studies CA008 and CA009 as calculated by Miravant. In some cases patients dropped out of the study before lesion responses could be assessed or they did not complete their quality of life questionnaires. The Eligible Patients column in this and the following tables refers to the number of patients in each case for which sufficient data is available to calculate the relevant endpoint.

	Tumor Response as Measured by Paired Response Endpoint			24 Week Quality of Life Change
Study	Eligible Patients (N)	Mean ± SD (%)	P value	Eligible Patients (N)	Mean ± SD	P value
CA008	18	33% ± 37%	< 0.001	7	0.4 ± 4.8	0.813
CA009	19	39% ± 47%	< 0.001	10	-0.3 ± 4.1	0.554

FDA typically requires a p value of 0.05 or less for approval. Based on the above results, it appears that the Paired Response endpoint achieved statistical significance in both the CA008 and CA009 studies. However, it is Adgero’s understanding that FDA questions the strength of this data, in part due to the small number of patients involved as well as the fact that each patient had only two control lesions.

Following discussions with the FDA, an endpoint called Clinical Success was added as an additional measure of tumor response. This was defined as follows:

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Clinical Success: Clinical success is determined by a two-step process. First, for each patient, clinical success occurs when the fraction of evaluable lesions that respond minus the fraction of evaluable lesions that progress is greater than 0.5. Second, for the entire study, an average rate of clinical success is determined, simply by taking the ratio of individual patients who are clinical successes to the total number of eligible patients. Note this endpoint does not involve the control lesions or any other control, so a p-value is not appropriate since p-values refer to the difference between a treated and a control group. In such uncontrolled settings, the statistical measure commonly used by regulatory agencies instead of a p-value is the confidence interval, which is provided in the charts below.

The clinical success rates for studies CA008 and CA009 as calculated by Miravant are provided in the following table:

	Tumor Response as Measured by Clinical Success
Study	Eligible Patients (N)	Average Rate of Clinical Success (%)	95% Confidence Interval
CA008	20	60%	39	% - 81%
CA009	20	50%	28	% - 72%

No significant device failures were observed in either study. Secondary endpoints in CA008 and CA009 were patient disease burden, duration of response and patient pain assessment. Miravant’s analysis indicated, for patients for which data was available, there was a treatment benefit in disease burden (p = 0.0017 for CA008, p = 0.0020 for CA009) and duration of response (p < 0.001 for CA008, not significant in CA009) when comparing treated and control lesions. In terms of pain, there was no significant change in pain in CA008 and a treatment related increase in pain at 4 Weeks post-treatment in CA009. Treatment related pain, particularly during the first month after treatment, was the most commonly reported adverse event and was often treated with analgesics.

Studies CA013 and CA019 used similar endpoints with one notable exception. Tumor Response as Measured by Paired Response was not possible in these studies since this measurement relies on control lesions and CA013 and CA019 did not include controls. Miravant did not conduct an efficacy analysis of these two studies but Adgero has conducted an analysis of the Quality of Life and Clinical Success endpoints used in the pivotal CA008 and CA009 trials. Results from that analysis are shown in the following table:

	Clinical Success			24 Week Quality of Life Change
Study	Eligible Patients (N)	Average Rate of Clinical Success (%)	95% Confidence Interval	Eligible Patients (N)	Mean ± SD	P value
CA013	32	88%	71% - 97%	16	1.3 ± 3.6	1.00
CA019	18	83%	45% - 86%	11	2.5 ± 4.7	1.00

Adgero has not attempted any further analysis of the endpoints included in these two studies.

The most common adverse events seen in these four studies (CA008, CA009, CA013, CA019) were pain and photosensitivity, both of which are expected with this therapy. In the four studies there were a total of 17 serious adverse events (SAE’s) that were judged by investigators to be possibly, probably or definitely related to treatment. None of these were classified by the investigator as life threatening and none resulted in death. Of these 17 SAE’s, 8 were related to necrosis of the treated lesions, 3 were related to treatment field infection, 4 were treatment related pain, 1 was a photosensitivity skin reaction and 1 was an allergic reaction.

Adgero believes that the data from these studies show that REM-001 Treatment is a promising therapy for CMBC. However, because there are no approved therapies for CMBC, Adgero has no basis for comparing these results to existing therapies. Based on FDA’s March 3, 2017 response Adgero believes FDA will view these results as supportive data and Adgero plans to conduct a new pivotal Phase 3 trial to support a new drug application.

Miravant discontinued its CMBC program in 1998 and clinical study reports for the Miravant CMBC Trials were not completed until 2001, by which time Adgero believes Miravant’s SnET2 clinical development efforts for REM-001 were focused entirely on their ophthalmology program. These clinical study reports were focused primarily on the safety aspects of REM-001 Therapy; they only include an efficacy analysis of the CA008 and CA009 trials and state no efficacy analysis was done for the CA013 and CA019 studies. Based on this observation, Adgero believes that trials CA013 and CA019 may not have been analyzed for efficacy. Notably, CA013 and CA019 comprise over half of the CMBC patients treated in the Miravant CMBC Trials. While Adgero cannot state with certainty, it is Adgero’s understanding that the lack of an in-depth efficacy analysis of the Miravant CMBC Trial data in CA013 and CA019 was due to the fact that the study reports were prepared well after the CMBC program had been discontinued and the main goal in preparing these reports was to ensure that REM-001 safety data was properly reported in preparation for Miravant’s NDA in the ophthalmology AMD program.

After acquiring Miravant’s assets Adgero first performed a preliminary efficacy analysis of the four Miravant CMBC Trials. This analysis was conducted by Adgero using clinical data stored in digital backup form on Miravant’s server. Adgero’s initial review was based on a last-observation-carried-forward (“LOCF”) analysis of recorded lesion measurements of evaluable tumor lesions from these electronic records. According to the Miravant clinical protocol, tumor lesions were evaluable, meaning they could be measured and scored for a treatment response, when the REM-001 Therapy post-treatment redness or swelling had resolved so that any underlying tumor could be visually identified. To minimize the likelihood of error, Adgero’s initial preliminary analysis considered only the complete response rate, or the fraction of tumor lesion sites where there is no remaining visible evidence of a tumor. An analysis that also considers tumor lesions with a partial response would yield a higher response rate; thus, Adgero believe its initial preliminary analysis utilized a more rigorous standard than the overall response rate that is the benchmark often used in clinical cancer trials involving cutaneous tumors.

The figure below shows the results of this initial preliminary analysis of Miravant clinical data and depicts the percentage of evaluable lesions in each Miravant CMBC Trial for which there was a complete response; i.e. where all visible clinical evidence of the tumor is gone after treatment with REM-001 Therapy.

Clinical Development Plans

CMBC

Adgero’s initial product goal is to achieve marketing approval of REM-001 Therapy for the treatment of CMBC. Adgero conducted a preliminary analysis of existing REM001 Therapy clinical trial data for CMBC from the Miravant CMBC Trials. This analysis was overseen by regulatory experts who have expertise in interacting with the Food and Drug Administration (the “FDA”). The experts Adgero has engaged are either former FDA employees with directly related experience in reviewing similar oncology treatments who are now acting as independent consultants or individuals who have provided senior regulatory guidance to major pharmaceutical or medical device companies in situations that led to regulatory approval. For this first analysis, Adgero had submitted questions to FDA under a Type C format to review the technology and results and determine the anticipated requirements for regulatory approval. On March 3, 2017, Adgero received FDA’s written response to its questions. Based on that response, Adgero believes its plans to manufacture REM-001 by revising the prior quality standards to meet the currently recommended regulatory standards will be acceptable. FDA also indicated Adgero’s plans for utilizing light delivery devices that have been shown to be functionally equivalent to the devices used by Miravant will be acceptable. In October 2017 Adgero held a Type B face-to-face guidance meeting with FDA that was primarily focused on the design of a Phase 3 trial in CMBC. In May 2018, Adgero held a Type B end-of-phase 2 meeting with FDA that focused on its plans for addressing CMC and device topics related to Adgero’s CMBC effort. In these interactions FDA provided guidance on a number of clinical parameters they would like Adgero to measure in Adgero’s planned clinical trial and on Adgero’s CMC and device plans. Based on FDA’s responses, Adgero plans to conduct a Phase 3 clinical trial in CMBC to test the safety and efficacy of REM-001 Therapy for marketing approval. In June 2018 Adgero submitted to FDA a Phase 3 protocol and statistical analysis plan incorporating feedback received from FDA at Adgero’s October 2017 meeting. Adgero has also undertaken extensive discussions with clinical research organizations to carry out this trial and has received detailed proposals from five of these organizations. Since its May 2018 meeting Adgero has engaged a contract manufacturer who has manufactured the starting material for its active pharmaceutical ingredient (API), manufactured two API lots under GMP and has stability testing underway. Adgero is currently working to undertake GMP manufacture of finished drug product for use in its clinical trial.

At this time Adgero estimates the necessary trial design will be a pivotal Phase 3 multi-center trial that would enroll approximately 100-150 CMBC patients who have received prior radiation therapy and chemotherapy. This study has been designed with input from the FDA with the goal of gaining expedited development and review through one or more of the FDA’s expedited programs. Following its meeting with FDA Adgero undertook further analysis of the original Miravant trial data and concluded that the data may support use of a lower dose than Miravant used in its original trial designed. Use of such a lower dose may have potential benefits including faster post-treatment healing and response assessment and lower drug exposure. Based on this analysis and discussions with regulatory and clinical consultants, including prior FDA employees or consultants, and clinical research organizations, Adgero plans to add a preliminary confirmatory phase to its Phase 3 trial. This confirmatory element anticipates treating up to 15 patients at a lower dose than used by Miravant. Patients treated in this confirmatory phase will not be included in the pivotal study efficacy population but their results should provide an indication that a lower dose may be as effective as the original Miravant dose and they may be used to provide a further preliminary confirmation of the potential of REM-001 Therapy in CMBC and if the results are sufficiently compelling Adgero may use them as guidance for the use of a slightly lowered dose in the pivotal study. This confirmatory phase was included in the protocol submitted to FDA in June 2018 and Adgero has not received comment on this from FDA although based on guidance from its regulatory consultants Adgero believes FDA will be supportive of this design.

Adgero has also been in ongoing discussions with FDA seeking an orphan drug designation for REM-001 in the treatment of CMBC. Adgero’s research indicates that CMBC prevalence is less than 200,000 in the United States, thus Adgero believes it should qualify for an orphan drug designation, as of the date of this proxy statement/prospectus/information statement, FDA has not accepted this rationale. At this time Adgero can offer no assurances that FDA will grant an orphan drug designation for REM-001 in CMBC. Adgero’s request is based on its existing clinical data in CMBC patients. The FDA also grants five years data of exclusivity to the first applicant to obtain approval of an NDA for a new chemical entity (“NCE”). A drug is an NCE if the FDA has not previously approved any other new drug containing the same active ingredient. Adgero believes that REM-001 would also qualify for this form of exclusivity. There is no guarantee that Adgero will receive an orphan drug designation or NCE exclusivity for REM-001 or any of Adgero’s product candidates. See “Regulatory Matters.”

Near Term Targeted Clinical Milestones (subject to available financing)

•	Q2 2021: REM-001: Preliminary Confirmatory Trial Results – CMBC

•	Q1 2022: REM-001: Complete Phase 3 Enrollment – CMBC

It is expected that the confirmatory trial will require approximately $7 million for a 15 patient study during the lead-in portion of the trial. It is also expected that the pivotal portion of the confirmatory study will require an additional $20 to $30 million for an estimated 100-150 patient trial.

St. Cloud Asset Purchase Agreement

Adgero acquired certain Miravant assets, including the REM-001 Therapy and the associated technology and intellectual property, through an asset purchase agreement with St. Cloud Investments, LLC (“St. Cloud”), dated November 26, 2012, as amended (the “St. Cloud Agreement”). St. Cloud was previously a Miravant creditor and acquired these Miravant assets pursuant to a foreclosure process St. Cloud completed under California law. Pursuant to the terms of the St. Cloud Agreement, Adgero is obligated to make certain payments to St. Cloud and Steven Rychnovsky, PhD, who became Adgero’s Vice President of Operations and Product Development after the consummation of the St. Cloud Agreement, in consideration of his services to St. Cloud in helping to negotiate the St. Cloud Agreement, as St. Cloud’s designee. The amounts paid or owed under that agreement are as follows:

•	Thirteen thousand dollars ($13,000) was paid to Steven Rychnovsky, PhD upon the initial closing of Adgero’s private placement conducted in 2016 (the “2016 Private Placement”).

•	Forty thousand dollars ($40,000) was paid to St. Cloud upon the initial closing of the 2016 Private Placement.

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Fifty thousand dollars ($50,000) was paid to Steven Rychnovsky, PhD during the 2016 Private Placement, because the 2016 Private Placement was completed for an amount that exceeded four million dollars ($4,000,000).

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Fifty thousand dollars ($50,000) was paid to St. Cloud during the 2016 Private Placement, because the 2016 Private Placement was completed for an amount that exceeded four million dollars ($4,000,000).

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Upon the earlier of (i) a subsequent equity financing to take place after Adgero conducts a Phase 2B clinical trial in which fifty patients complete the trial and their clinical data can be evaluated or (ii) the commencement of a clinical trial intended to be used as a definitive study for market approval in any country, Adgero is obligated to pay an aggregate amount of three hundred thousand dollars ($300,000) in cash or an equivalent amount of common stock, with two hundred forty thousand dollars ($240,000) to St. Cloud and sixty thousand dollars ($60,000) to Steven Rychnovsky, PhD.

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Upon receipt of regulatory approval of REM-001 Therapy, Adgero is obligated to pay an aggregate amount of seven hundred thousand dollars ($700,000) in cash or an equivalent amount of common stock, with five hundred and sixty thousand dollars ($560,000) to St. Cloud and one hundred forty thousand dollars ($140,000) to Steven Rychnovsky, PhD.

With respect to the $300,000 and $700,000 potential milestone payments referenced above (each a “Milestone Payment”), if either such Milestone Payment becomes payable, and in the event Adgero elects to pay either such Milestone Payment in shares of Adgero’s common stock, the value of the common stock will equal the price per share of the most recent financing, or, if Adgero is considered to be a publicly-traded company, the average of the closing price per share of Adgero’s common stock over the twenty (20) trading days following the first public announcement of the applicable event described above.

In addition, Adgero must pay to St. Cloud and Steven Rychnovsky, PhD, in the aggregate, a royalty fee of six percent (6%) of net sales during the royalty term on a country-by-country and product-by-product basis with St. Cloud receiving a royalty rate of four and eight tenths percent (4.8%) and Steven Rychnovsky, PhD, receiving a royalty of one and two tenths percent (1.2%). The royalty term for a product commences on the first commercial sale of the product, such as REM-001 Therapy, in any country, and the royalty fee must be paid within 30 days of each calendar quarter during which revenue is collected. The royalty term terminates on the later of (i) the invalidation, revocation, lapse or expiration of the last to expire valid claim on any patent acquired in the St. Cloud Agreement that would be infringed by the sale of the product in the country where the commercial sale takes place or (ii) the expiration of the period for which Adgero holds exclusive marketing rights of the product in the country, if Adgero was granted those rights under the St. Cloud Agreement.

In connection with and pursuant to the St. Cloud Agreement, on November 26, 2012, Adgero issued a senior convertible note to each of St. Cloud and Steven Rychnovsky, PhD. The notes had an aggregate principal amount of two hundred thousand dollars ($200,000) and accrued interest at a rate of eight percent (8%) per annum. Pursuant to the terms of the notes, because Adgero’s 2016 Private Placement raised an amount in excess of five million dollars ($5,000,000) in the aggregate, on August 3, 2016, the notes converted into an aggregate of 73,998 shares of Adgero’s common stock and 73,998 warrants to purchase shares of Adgero’s common stock at an exercise price of $5.00 per share, is the quantity of such securities being equal to the outstanding balance of such notes, plus interest accrued thereon but unpaid, divided by seventy percent (70%) of the purchase price per share paid by the investors participating the financing.

Competition

The biotechnology and pharmaceutical industries are highly competitive and characterized by rapidly evolving technology and intense research and development efforts. Adgero expects to compete with companies, including major international pharmaceutical companies that have substantially greater financial, research and development, marketing and sales capabilities and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and marketing and selling biopharmaceutical products. Adgero will face competition based on, among other things, product efficacy and safety, the timing and scope of regulatory approvals, product ease of use and price.

In the BCCNS field Adgero is aware of approved drugs in the U.S., including vismodegib (Eviredge), Odomzo (sonidegib), imiquimod and topical fluorouracil that are sometimes use off-label. PellePharm also recently completed a Phase 3 trial in BCCNS but, to Adgero’s knowledge, has not received marketing approval.

At the highest level, Adgero’s potential competitors are any company developing an oncology therapy, most notably chemotherapy and radiation. Adgero is not aware of any therapies approved for CMBC in the US. IGEA Medical S.p.A. is developing an electro-chemotherapy treatment for CMBC. Pinnacle Biologics Inc., a subsidiary of Advanz Pharma Healthcare Corp (NASDAQ: CXRX), sells Photofrin, a first generation PDT product for treatment of certain endobronchial non-small-cell lung cancers and esophageal cancers. Photofrin is currently in Phase 2 studies in recurrent glioma. To Adgero’s knowledge, there is no reported development program for Photofrin in CMBC. Rogers Sciences Inc. is a medical device company that is developing a light delivery device for use with PDT treatment of cutaneous cancers that they are currently clinically testing in a Phase 2 study in CMBC patients.

There are numerous therapies currently used to treat CMBC patients including chemotherapy, radiation therapy, surgical excision, hyperthermia, cryotherapy, electro-chemotherapy, topical drugs and intra-lesional chemotherapy injections, but, to Adgero’s knowledge, there are no PDT therapies currently approved by the FDA for the treatment of CMBC or similar cutaneous cancers. Some topical PDT agents have been approved by the FDA for actinic keratosis which is a precancerous skin condition and they have been approved in some other countries for some conditions that Adgero believes pose low medical risk such as basal cell cancer and acne.

Manufacturing and Supply

The manufacturing process for the active pharmaceutical ingredient in REM-001 was developed over a ten year period and Adgero believes it is now well established and suitable for commercial scale production. This process was also included as part of Miravant’s prior NDA for the use of REM-001 to treat an aspect of AMD, which underwent an FDA review where an approvable letter was granted. The final REM-001 drug product is a lipid based formulation and was previously produced at a commercial scale by a contract manufacturer for use in Miravant’s past clinical trials and commercialization activities. Adgero does not own or operate manufacturing facilities for the production of REM-001, nor the laser light source, light delivery device for use with REM-001 Therapy. Adgero will depend on third-party suppliers and manufacturing organizations for both commercial and clinical trial supplies of all of Adgero’s raw materials, Adgero’s REM-001 drug substance, drug product and the REM-001 Therapy, laser light source, and light delivery device. Adgero has engaged a contract manufacturer who has manufactured the starting material for its active pharmaceutical ingredient (API) and then manufactured two API lots under GMP and has stability testing underway. Adgero is currently working to finalize agreements with a GMP manufacture of finished drug product for use in its clinical trial. With the feedback from the FDA that Adgero could utilize the existing supply of laser systems or devices that were functionally equivalent, an in depth assessment was made to determine which pathway would be appropriate. It has been determined that the existing lasers that were utilized in the previous clinical studies will not be used utilized in the current clinical studies. Adgero has identified several laser manufactures that could be used as third party contract medical product manufacturers to build new units, train the clinical staff in the use of the units, provide regulatory support for the devices, and maintain the devices while being used in the study. In the case of the light delivery device, Adgero will need to obtain these from third party a contract medical device manufacturer and a supplier has been identified. Adgero believes there are readily available supplies of all raw materials needed for the manufacture of REM-001 and the related required REM-001 Therapy components.

Intellectual Property

Adgero’s intellectual property and product pipeline is based on technology Adgero acquired that was originally developed by Miravant. Adgero acquired this intellectual property through an asset purchase agreement and Adgero’s retention of the intellectual property is dependent on its meeting the terms of that agreement, most of which are milestone and royalty based payments. The acquired intellectual property includes scientific and regulatory data, product know-how and eight issued US Utility patents, some of which have expired or are nearing expiration. Two of the patents contain process claims that pertain specifically to REM-001 and its production with one of these set to expire in August 2020 and the other set to expire in March 2021. Two of the patents are for light delivery devices intended to deliver light to internal body surfaces; the first of these has device and process claims and is set to expire in August 2020 and the other has device claims and is set to expire in September 2024. Of the other four patents, two contain method of use claims that pertain to cardiovascular PDT with one of these set to expire in November 2021 and the other set to expire in May 2021. The one remaining patent is a composition of matter patent for a next generation photosensitizer drugs that Adgero believes may be useful in a range of diseases and is set to expire in November 2021. The proprietary regulatory data Adgero owns includes two INDs for use of REM-001 in oncology and ophthalmology, and one NDA for use of REM-001 to treat an aspect of AMD. Adgero does not hold any patents covering the DD series laser light source or the ML2-0400 light delivery device.

Adgero Assigned Patents

Adgero’s success will depend on its ability to obtain and maintain patent and other proprietary rights in commercially important technology, inventions and know-how related to Adgero’s business, the validity and enforceability of its patents, the continued confidentiality of its trade secrets as well as its ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties. Adgero also plans to rely on continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position.

There is no guarantee that patents will be granted with respect to any patent applications Adgero may submit, own or license in the future, nor can Adgero be sure that any of its existing patents or any patents Adgero may own or license in the future will be useful in protecting its technology.

In addition to patents, Adgero relies on trade secrets and know-how to develop and maintain its competitive position. For example, significant aspects of its proprietary technology platform are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. Adgero seek to protect its proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with its current and future employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect its proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. Adgero will also seek to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Adgero has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and Adgero may not have adequate remedies for any breach. In addition, its trade secrets may otherwise become known or be independently discovered by competitors. To the extent that its future contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Adgero also plans to seek trademark protection in the United States and outside of the United States where available and when appropriate. Adgero intends to use these registered marks in connection with its pharmaceutical research and development as well as its product candidates.

Regulatory Matters

Government Regulation

Any product development activities related to REM-001 Therapy or products that Adgero may develop or acquire in the future will be subject to extensive regulation by various government authorities, including the FDA and other federal, state and local statutes and regulations and comparable regulatory authorities in other countries, which regulate the design, research, clinical and non-clinical development, testing, manufacturing, storage, distribution, import, export, labeling, advertising and marketing of pharmaceutical products and devices. Generally, before a new drug can be sold, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority. The data is often generated in two distinct development states: pre-clinical and clinical. REM-001 Therapy or other products that Adgero may develop or acquire in the future must be approved by the FDA through the IND process before they may be legally marketed in the United States. For new chemical entities, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies which support subsequent clinical testing.

The clinical stages of development can generally be divided into three sequential phases that may overlap, Phase 1, Phase 2 and Phase 3 clinical trials. In Phase 1, generally, small numbers of healthy volunteers are initially exposed to single escalating doses and then multiple escalating doses of the product candidate. The primary purpose of these studies is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug. Phase 2A trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits, while Phase 2B trials are designed to determine efficacy. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected. In most cases a drug therapy only gains marketing approval after successful completion of a Phase 3 study. In such a study the therapy is given to a large group of people to confirm its effectiveness, monitor side effects and collect information that the therapy is safe.

Post-approval studies may be conducted after initial marketing approval. Sometimes, these studies are used to gain additional experience from the treatment of patients in the intended therapeutic condition, and are then often referred to as Phase 4 clinical trials. In certain instances, the FDA may mandate the performance of Phase 4 studies. In other situations, post-approval studies aim to gain additional indications for a medication, often indicated as Phase 3B studies.

Development of Drugs in the United States

In the United States, the process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Prior to the start of human clinical studies for a new drug in the United States, pre-clinical laboratory and animal tests are usually performed under the FDA’s Good Laboratory Practices regulations. The sponsor must submit the result of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature and a proposed clinical protocol to the FDA as part of an IND application, which is a request for authorization from the FDA to administer an investigational drug or biological product to humans. Similar filings are required in other countries. The amount of data that must be supplied in the IND depends on the phase of the study. Phase 1 studies typically require less data than larger Phase 2 and 3 studies. A clinical plan must be submitted to the FDA prior to commencement of a clinical trial. If the FDA has concerns about the clinical plan, the safety of the proposed studies, or comparability of the current product with the previously studied product they may suspend or terminate the study at any time. Studies must be conducted in accordance with Good Clinical Practices and regulator reporting of study progress and any adverse experiences is required. Studies are also subject to review by independent institutional review boards responsible for overseeing studies at particular sites and protecting human research study subjects. An independent institutional review board may also suspend or terminate a study once initiated. Accordingly, Adgero cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that once begun, issues will not arise that could cause the trial to be suspended or terminated.

Review and Approval in the United States

Following pivotal or Phase 3 trial completion, data is analyzed to determine safety and efficacy. Data is then filed with the FDA in an NDA, along with proposed labeling for the product and information about the manufacturing and testing processes and facilities that will be used to ensure product quality. In the United States, FDA approval of a NDA must be obtained before marketing a pharmaceutical product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive pre-clinical and clinical testing.

The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of applications by the FDA is extensive and time consuming and may take several years to complete. The FDA may conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with current good manufacturing practice requirements and may also audit data from clinical and pre-clinical trials.

There is no assurance that the FDA will act favorably or quickly in making such reviews and significant difficulties or costs may be encountered in Adgero’s efforts to obtain FDA approval. The FDA may require that certain contraindications, warnings or precautions be included in the product labeling, or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing or clinical trials and surveillance programs to monitor the safety of approved products that have been commercialized. Further, the FDA may place conditions on approvals including the requirement for a risk evaluation and mitigation strategy (“REMS”) to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approval may be withdrawn for non-compliance with regulatory standards or if problems occur, following the initial marketing of the product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States or for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as (i) the drug’s orphan designation is revoked; (ii) its marketing approval is withdrawn; (iii) the orphan exclusivity holder consents to the approval of another applicant’s product; (iv) the orphan exclusivity holder is unable to assure the availability of a sufficient quantity of the drug; or (v) a showing of clinical superiority to the product with orphan exclusivity by a competitor product. If a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. In addition to the period of exclusivity, orphan designation makes a company eligible for tax credits for clinical research expenses and potential exemption from the normal prescription drug user fee (“PDUFA”) required with an NDA submission. There can be no assurance that Adgero will receive additional orphan drug designation for REM-001, including in the indication of CMBC.

New Chemical Entity Exclusivity

The FDA grants five years of exclusivity to the first applicant to obtain approval of an NDA for a new chemical entity (“NCE”). During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for a drug based on the same chemical entity, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. As in these cases, the FDA can only accept and begin to review new applications after the exclusivity period has expired, so the data exclusivity can effectively expand the protection period by another one and a half years to a total of six and a half years, before competitors with the same active ingredient can reach the market. Adgero believes REM-001 is a novel compound different from any other FDA approved active drug ingredient should be regarded as an NCE, although there can be no guarantee that the FDA will take the same position. Analogous data and market exclusivity provisions, of varying duration, may be available in Europe and other countries.

FDA Expedited Programs

The FDA expedited programs and designations for serious conditions, like Fast Track, Breakthrough Therapy, Accelerated Approval and Priority Review, are intended to make certain drugs available as rapidly as possible. Applicants must request Fast Track designation from the FDA, which provides access to a process to facilitate the development and expedite the review of a drug intended to treat serious conditions and fill an unmet need. The request can be initiated at any time during the drug development process. The FDA will review the request and make a decision within 60 days based on whether the drug fulfills an unmet medical need in a serious condition. A drug that receives Fast Track designation is eligible for some or all of the following: (i) more frequent meetings with FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval; (ii) more frequent written correspondence from FDA about things such as the design of the proposed clinical trial and the use of biomarkers; and (iii) eligibility for Accelerated Approval and Priority Review, if relevant criteria are met. Under the Breakthrough Therapy authority, a drug may be eligible for designation as a Breakthrough Therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. If a drug is designated a Breakthrough Therapy, the FDA will expedite the development and review of the drug. Under its Accelerated Approval authority, the FDA may approve a product for a serious disease or condition that fills an unmet need, including a Fast Track product, if it is found to have an effect on a surrogate endpoint ñ a marker that is thought to predict a clinical benefit. The FDA may also approve a product under Accelerated Approval authority if it is found to have an effect on an intermediate endpoint ñ a measure of therapeutic effect that is considered reasonably likely to predict a clinical benefit. The endpoint evidence to support Accelerated Approval may be epidemiological, pathophysiological, therapeutic, and pharmacologic or based on the use of biomarkers. Accelerated Approval can be withdrawn or the labeled indication of the drug changed if trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risk associated with the drug. Every drug application submitted to the FDA is subject to consideration for Priority Review designation, even if the applicant does not request it. The FDA informs the applicant of a Priority Review designation within 60 days of the receipt of the original NDA. Designation of a drug as “Priority” does not alter the scientific/medical standard for approval or the quality of evidence necessary for approval. Priority Review does shorten the planned time period for review of an NDA (from six months compared with the ten-month standard review) by the FDA.

The Federal Food, Drug, and Cosmetic Act directs the FDA to meet with sponsors, pursuant to a sponsor’s written request, for the purpose of reaching agreement on the design and size of clinical trials intended to form the primary basis of an efficacy claim in an NDA. If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record. This agreement is called a special protocol assessment or

SPA. While the FDA’s guidance on SPAs states that documented SPAs should be considered binding on the review division, the FDA has latitude to change its assessment if certain exceptions apply. Exceptions include public health concerns emerging that were unrecognized at the time of the protocol assessment, identification of a substantial scientific issue essential to the safety or efficacy testing that later comes to light, a sponsor’s failure to follow the protocol agreed upon, or the FDA’s reliance on data, assumptions or information that are determined to be wrong.

A SPA request can be requested after a pre-Phase 3 meeting with the FDA. It allows the FDA and sponsor to agree on the study design for a Phase 3 trial whose efficacy results will be the basis of an NDA. There is no guarantee that Adgero will request or receive Fast Track designation, Breakthrough Therapy designation, Accelerated Approval designation, Special Protocol Assessment or Priority Review designation for REM-001 Therapy or any of Adgero’s product candidates.

Drug Development in Europe

In the European Union, Adgero’s future products may also be subject to extensive regulatory requirements. Similar to the United States, the marketing of medicinal products has been subject to the granting of marketing authorizations by regulatory agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

As in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the regulatory controls on clinical research are currently undergoing a harmonization process following the adoption of the Clinical Trials Directive 2001/20/EC, there are currently significant variations in the member state regimes. All member states, however, currently require independent institutional review board approval of interventional clinical trials. Generally, all clinical trials require either prior governmental notification or approval. Most regulators also require the submission of adverse event reports during a study and a copy of the final study report.

Review and Approval in the European Union

In the European Union, approval of new medicinal products can be obtained through one of three processes: the mutual recognition procedure, the centralized procedure and the decentralized procedure. Adgero intends to determine which process Adgero will follow, if any, in the future.

Mutual Recognition Procedure: An applicant submits an application in one European Union member state, known as the reference member state. Once the reference member state has granted the marketing authorization, the applicant may choose to submit applications in other concerned member states, requesting them to mutually recognize the marketing authorizations already granted. Under this mutual recognition process, authorities in other concerned member states have 55 days to raise objections, which must then be resolved by discussion among the concerned member states, the reference member state and the applicant within 90 days of the commencement of the mutual recognition procedure. If any disagreement remains, all considerations by authorities in the concerned member states are suspended and the disagreement is resolved through an arbitration process. The mutual recognition procedure results in separate national marketing authorizations in the reference member state.

Centralized Procedure: This procedure is currently mandatory for, among other things, products developed by means of a biotechnological process, products that target cancer and orphan medicines, and optional for new active substances and other “innovative medicinal products with novel characteristics.” Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report that is then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favorable, it is sent to the European Commission, which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

Decentralized Procedure: The most recently introduced of the three processes for obtaining approval of new medicinal processes in the European Union, the decentralized procedure is similar to the Mutual Recognition procedure described above, but with differences in the timing that key documents are provided to concerned member states by the reference member state, the overall timing of the procedure and the possibility of, among other things, “clock stops” during the procedure.

Post-Marketing Requirements

Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA and other federal and state regulatory authorities, including, among other things, monitoring and recordkeeping activities, reporting to applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Modifications or enhancements to the products or labeling or changes of site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process.

Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotion materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, a part of the U.S. Federal Food, Drug and Cosmetic Act. Once a product is approved, its manufacture is subject to comprehensive and continuing regulations by the FDA. The FDA regulations require the products be manufactured in specific approved facilities and in accordance with current Good Manufacturing Practices (“cGMP”), and NDA holders must list their products and register their manufacturing establishments with the FDA. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. NDA holders using contract manufacturers’ laboratories or packagers are responsible for the selection and monitoring of qualified firms. These firms are subject to inspections by the FDA at any time, and the discovery of violative conditions could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments. Sales, marketing and scientific/educational programs must also comply with federal and state fraud and abuse laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the

Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair completion laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

Third-Party Payer Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of REM-001 Therapy should it ultimately obtain regulatory approval. In both the United States and foreign markets, Adgero’s ability to commercialize REM-001 Therapy successfully, and to attract commercialization partners for REM-001 Therapy, depends in significant part on the availability of adequate financial coverage and reimbursement from third-party payers, including, in the United States, governmental payers such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Medicare is a federally funded program managed by the CMS, through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program. Each payer has its own process and standards for determining whether it will cover and reimburse a procedure or particular product. Private payers often rely on the lead of the governmental payers in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. The competitive position of REM-001 Therapy will depend in part, upon the extent of coverage and adequate reimbursement for such product and for the procedures in which such product is used. Prices at which Adgero or its customers seek reimbursement for REM-001 Therapy can be subject to challenge, reduction or denial by the government and other payers.

The United States Congress and state legislatures may, from time to time, propose and adopt initiatives aimed at cost containment, which could impact Adgero’s ability to sell REM-001 Therapy profitably. For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “Health Care Reform Law”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law increased the amount of Medicaid drug rebates paid by drug companies and imposed a significant annual fee on companies that manufacture or import branded prescription drug products. In the decade since passage of the Health Care Reform Law, there have been additional proposals made and laws passed to regulate the drug industry and restrict its profitability. We expect pressure on pharmaceutical pricing and the drug industry to continue, especially under the Medicare program. These changes could increase Adgero’s regulatory burdens and operating costs and could significantly impact the success of REM-001 Therapy.

The cost of pharmaceuticals also continues to generate substantial third-party payer interest. Adgero expects that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Adgero’s results of operations could be adversely affected by current and future healthcare reforms and private price control measures.

Some third-party payers also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers that use such therapies. While Adgero cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on Adgero’s ability to obtain adequate prices REM-001 Therapy and operate profitably.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Adgero’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Other Healthcare Laws and Compliance Requirements

In the United States, Adgero’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the CMS, other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. These regulations include:

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the federal healthcare program anti-kickback law which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

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federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other government reimbursement programs that are false or fraudulent. The government may assert that a claim including items or services resulting from a violation of the federal healthcare program anti-kickback law or related to off-label promotion constitutes a false or fraudulent claim for purposes of the federal false claims laws;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPPA”) which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

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the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics, and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

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the Federal Physician Payments Sunshine Act within the Patient Protection and Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

In addition, Adgero may be subject to data privacy and security regulation by both the federal government and the states in which Adgero conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates”—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Employees

Adgero has three full-time employees and utilize consultants, clinical research organizations and third parties to perform its pre-clinical studies, clinical studies, manufacturing and regulatory functions. As such, Adgero currently operate in a “virtual” corporate structure in order to minimize fixed personnel costs.

Facilities

Adgero’s principal offices are 4365 US 1 South, Suite 211, Princeton, New Jersey 08540. Adgero signed a three year lease, commencing December 2016, and entered into an amendment to expand the leased office space effective April 1, 2017. Basic rent was $6,419 per month. The lease was scheduled to expire May 31, 2020 but was amended to extend for up to three months, $1,000 per month, on a month to month basis with a two week termination notice.

Legal Matters

Adgero is not currently subject to any material legal proceedings; however, Adgero may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

ADGERO’S EXECUTIVE COMPENSATION

Adgero’s named executive officers, consisting of its principal executive officer and its vice president of operations and product development, are:

•	John Liatos, its interim Chief Executive Officer and Chief Financial Officer;

•	Steve Rychnovsky, its Vice President of Operations and Product Development

These individuals are expected to serve as officers of the combined company after the Closing of the Merger with Mr. Liatos serving as the combined company’s Senior Vice President, Business Development and Dr. Rychnovsky serving as the combined company’s Vice President of Research and Development.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to our (interim) chief executive officer and the most highly-compensated executive officers (other than the chief executive officer). These individuals are our named executive officers for 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Total ($)
John Liatos	2019	320,000	—	—	320,000
(Interim) Chief Executive Officer and Chief Financial Officer

Steven Rychnovsky, PhD	2019	275,000	—	—	275,000
Vice President of Operations and Product Development

Employment Agreements

In October 2017 Mr. Liatos was appointed Chief Financial Officer, following the exit of the former CEO. In March 2018 Adgero entered into an amended and restated employment agreement with Mr. Liatos and a Non-Disclosure and Invention Assignment Agreement (“NDIAA”) and Mr. Liatos was appointed by the Adgero board of directors as interim Chief Executive Officer. Mr. Liatos’s employment agreement is not for a specified term. Under the terms of Mr. Liatos’s amended and restated employment agreement, dated as of March 1, 2018 (the “Liatos Employment Agreement”), Mr. Liatos receives a base salary of $320,000 annually, subject to adjustments in the discretion of the Adgero board of directors and/or compensation committee. In addition, Mr. Liatos is eligible to receive an annual bonus, which is targeted at up to 35% of his base salary but which may be adjusted by the Adgero board of directors and/or compensation committee, based on his individual performance and Adgero’s performance as a whole. Mr. Liatos received a grant of options covering 160,000 shares of Adgero Common Stock at an exercise price of $5.00 per share. The options vested as follows: 80,000 of the shares subject to the option vested immediately, 40,000 of the shares subject to the option vested on October 11, 2019 and the remaining 40,000 shares subject to the option vest on October 11, 2020, at which time the option will be fully vested, provided that the Mr. Liatos remains a service provider to Adgero through each applicable vesting date. In addition, pursuant to the terms of the Liatos Employment Agreement, Mr. Liatos is eligible to receive, from time to time, equity awards under Adgero’s existing equity incentive plan, or any other equity incentive plan Adgero may adopt in the future, and the terms and conditions of such awards, if any, will be determined by the Adgero board of directors or compensation committee, in their discretion. The Liatos Employment Agreement provides for accelerated vesting of all unvested equity awards granted to Mr. Liatos upon certain terminations of employment following a change in control (as defined in the Liatos Employment Agreement). If Adgero terminates Mr. Liatos’s employment without cause (as defined in the Liatos Employment Agreement) or Mr. Liatos terminates his employment for good reason (as defined in the Liatos Employment Agreement), Adgero is required to provide him severance, provided his termination date is at least six months after he began employment with Adgero, including: (i) continued payments of eight (8) months of his annual base salary, paid in installments in accordance with Adgero’s regular payroll practices; (ii) reimbursement of healthcare continuation payments under Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for a period of eight (8) months; and (iii) an additional six (6) months of service vesting credit for each of his stock options outstanding at the time of his termination, and all of his vested options will remain exercisable for up to a twelve (12) month period measured from his termination date (or earlier expiration of the options term). Notwithstanding the foregoing, Mr. Liatos’s post-employment healthcare coverage payments as described herein will cease at such time as Mr. Liatos becomes otherwise eligible to obtain alternative healthcare coverage from a new employer if such event occurs prior to the expiration of his receipt of such benefit. Mr. Liatos’s severance benefits will be subject to reduction to the extent doing so would put him in a better after-tax position after taking into account any excise tax he may incur under Section 4999 of the Code in connection with any change in control of us or his subsequent termination of employment. Mr. Liatos is also subject to non-compete and non-solicitation provisions, which will apply during the term of his employment and for a period of twelve (12) months following termination of his employment. In addition, the NDIAA contains confidentiality provisions. On April 22, 2020, Adgero issued to Mr. Liatos 125,000 shares of restricted stock, the transfer restrictions on which will lapse and they will be fully vested upon the earlier of a change of control or six months following the issuance date, subject to continued employment during such vesting date.

In connection with the merger effected on January 11, 2016 by and among Adgero, Adgero Biopharmaceuticals, Inc. and Adgero Acquisition, Inc. a Delaware corporation and wholly-owned subsidiary of Adgero, Adgero entered into an employment agreement with Steven Rychnovsky, Ph.D., which was initially effective for a period of two years, and was amended on February 8, 2017, April 6, 2018 and April 6, 2020 to provide for additional periods the last of which expires on April 8, 2021, and a NDIAA. Under the terms of Dr. Rychnovsky’s employment agreement, as amended (the “Rychnovsky Employment Agreement”) he holds the position of Vice President of Operations and Product Development and receives a base salary of $275,000 annually subject to adjustments in the discretion of the Adgero board of directors; provided, however, that the base salary shall be increased upon the achievement of certain milestones. In addition, Dr. Rychnovsky is eligible to receive an annual bonus, which is targeted at up to 35% of his base salary but which may be adjusted by the Adgero board of directors based on his individual performance and Adgero’s performance as a whole. On July 29, 2016, Dr. Rychnovsky received a grant of options covering 167,979 shares of Adgero Common Stock at an exercise price of $5.00 per share, all of which have vested. In addition, pursuant to the terms of the Rychnovsky Employment Agreement, Dr. Rychnovsky is eligible to receive, from time to time, equity awards under Adgero’s existing equity incentive plan, or any other equity incentive plan Adgero may adopt in the future, and the terms and conditions of such awards, if any, will be determined by the Adgero board of directors or compensation committee, in their discretion. If Adgero terminates Dr. Rychnovsky’s employment without cause (as defined in the Rychnovsky Employment Agreement) or Dr. Rychnovsky terminates his employment for good reason (as defined in the Rychnovsky Employment Agreement), Adgero is required to provide him severance including (i) continued payments of six (6) months of his annual base salary, paid in installments in accordance with Adgero’s regular payroll practices, (ii) reimbursement of his health care coverage costs under COBRA for a period of six (6) months, and (iii) an additional six (6) months of service vesting credit for each of his stock options outstanding at the time of his termination, and all of his vested options will remain exercisable for up to six (6) months measured from his termination date (or earlier expiration of the options term). Additionally, in the event that Adgero terminates Dr. Rychnovsky’s employment without cause or he terminates his employment for good reason within twenty-four (24) months following a change in control (as defined in the Rychnovsky Employment Agreement), Dr. Rychnovsky will be entitled to an additional nine (9) months of service vesting credit for each of his stock options outstanding at the time of the date his termination, and all of his vested options will remain exercisable for a period of nine (9) months following his termination (or earlier expiration of the term). Dr. Rychnovsky’s severance benefits will be subject to reduction to the extent doing so would put him in a better after-tax position after taking into account any excise tax he may incur under Section 4999 of the Code in connection with any change in control of Adgero or his subsequent termination of employment. Notwithstanding the foregoing, Dr. Rychnovsky’s post-severance salary continuation and COBRA coverage as described herein will cease at such time as Dr. Rychnovsky becomes gainfully employed prior to the expiration of his receipt of such severance benefits. Dr. Rychnovsky is also subject to non-compete and non-solicitation provisions, which will apply during the term of his employment and for a period of twelve (12) months following termination of his employment. In addition, the NDIAA contains certain confidentiality provisions. On April 22, 2020, Adgero issued to Dr. Rychnovsky 100,000 shares of restricted stock, the transfer restrictions or which will lapse and be fully vested upon the earlier of a change of control or six months following the issuance date, subject to continued employment during such vesting date.

Upon completion of the Merger, DelMar intends to assume the Liatos Employment Agreement and the Rychnovsky Employment Agreement and Mr. Liatos and Mr. Rychnovsky are expected to serve as Senior Vice President, Business Development, and Vice President, Research and Development, respectively, under the terms of the Liatos Employment Agreement and the Rychnovsky Employment Agreement. In addition, each of Mr. Liatos and Mr. Rychnovsky are expected to enter into DelMar’s customary indemnification agreement.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes, for each of the named executive officers, the number of shares of common stock underlying outstanding stock options held as of December 31, 2019.

	Number of securities underlying unexercised options (#)
Name	Exercisable	Unexercisable		Option Exercise Price ($)	Option Expiration Date
John Liatos	120,000	40,000	(1)	5.00	April 21, 2028

Steven Rychnovsky, PhD	167,979	—		5.00	July 28, 2026

(1)	Represents options to purchase shares of Adgero Common Stock granted on April 24, 2018. The shares underlying the option vest on October 11, 2020.

In April 2020, for retention services, the Adgero board of directors awarded Mr. Liatos and Dr. Rychnovsky 125,000 and 100,000 shares of restricted stock, respectively the transfer restrictions of which shall lapse and they will be fully vested upon the earlier of a change of control or six months following the issuance date, subject to continued employment during such vesting date.

Director Compensation

Non-Employee Director Compensation and Advisory Board Compensation

Adgero’s board of directors approved a director compensation policy for Adgero’s non-employee directors. This policy provides for the following cash compensation:

•	each non-employee director is entitled to receive an annual fee from Adgero of $25,000; and

•	each chair of a board of director committee will receive an annual fee from Adgero of $5,000.

Each non-employee director on Adgero’s board of directors receives an annual option grant to purchase shares of Adgero Common Stock under its existing equity incentive plan, or any other equity incentive plan Adgero may adopt in the future, which shall be fully vested on the one year anniversary of the grant date.

All fees under the director compensation policy are to be paid on a quarterly basis in arrears and no per meeting fees will be paid. Adgero will also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of director and committee meetings.

There was no compensation paid to Adgero’s four non-employee directors (Keith Murphy, Adam Stern, David P. Hochman and Tim McInerney) during the fiscal years ended December 31, 2019 and 2018. The non-employee directors agreed to defer any compensation. On April 22, 2020, in lieu of unpaid past compensation and retention services, the non-employee directors were each issued 75,000 shares of restricted stock, vesting upon the earlier of a change of control or six months following the issuance date, subject to continued service during such vesting date.

Indemnification Agreements

Adgero has entered into indemnification agreements with certain of its current directors and executive officers. The indemnification agreements provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed actions, suits or other proceedings, subject to certain limitations. The indemnification agreements also provide for the advancement of expenses in connection with a proceeding prior to a final, nonappealable judgment or other adjudication, provided that the indemnitee provides an undertaking to repay to Adgero any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by Adgero. The indemnification agreements set forth procedures for making and responding to a request for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between Adgero and an indemnitee arising under the indemnification agreements.

2016 Equity Compensation Plan

General

On January 8, 2016, the Adgero board of directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”), subject to stockholder approval, which was received on February 4, 2016, pursuant to the terms described herein.

As of June 30, 2020, stock options to purchase 1,003,937 shares of Adgero Common Stock were outstanding under the 2016 Plan and 530,000 shares of restricted stock were awarded, all of the restricted stock will no longer be subject to transfer restriction and will be fully vested upon consummation of the Merger. The 2016 Plan provides that the Compensation Committee may, in its discretion and without the need for the consent of any recipient of an award, among other things, cancel any option or stock appreciation right without any payment if its exercise price exceeds the value of the Adgero Common Stock on the date of the change in control. Inasmuch as all of the outstanding options are anticipated to have exercise prices that far exceed the anticipated post-Merger fair value of the Adgero Common Stock, it is anticipated that all of the outstanding options under the 2016 Plan will be cancelled.

Description of the 2016 Equity Incentive Plan

Types of Awards. The 2016 Plan provides for the grants of incentive stock options for employees, nonqualified stock options for non-employees, restricted stock awards, stock units, stock appreciation rights performance shares and performance units and incentive bonus awards.

Administration. The 2016 Plan is administered by the Compensation Committee of Adgero’s board of directors. The Compensation Committee may grant options to purchase shares of Adgero Common Stock, stock appreciation rights, restricted stock, stock units, performance shares, performance units, incentive bonus awards, other cash-based awards and other stock-based awards. The Compensation Committee also has authority to determine the terms and conditions of each award, prescribe, amend and rescind rules and regulations relating to the 2016 Plan, and amend the terms of awards in any manner not inconsistent with the 2016 Plan (provided that no amendment may adversely affect the rights of a participant without consent).

Eligibility. Persons eligible to receive awards under the 2016 Plan include any person who is an employee, officer, director, consultant, advisor or other individual service provider of Adgero or any subsidiary, or any person who is determined by the Compensation Committee to be a prospective employee, officer, director, consultant, advisor or other individual service provider of Adgero or any subsidiary.

Shares Subject to the 2016 Plan. As of June 30, 2020, the aggregate number of shares of Adgero Common Stock authorized for issuance in connection with options and awards granted under the 2016 Plan is 2,524,978.

Effect of Certain Corporate Transactions. The Compensation Committee may, at the time of the grant of an award, provide for the effect of a change in control (as defined in the 2016 Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating or modifying the performance or other conditions of an award, (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Compensation Committee, or (iv) such other modification or adjustment to an award as the Compensation Committee deems appropriate to maintain and protect the rights and interests of participants following a change in control. The Compensation Committee may, in its discretion and without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and stock appreciation rights to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or stock appreciation right in exchange for a substitute option; (d) cancel any award of restricted stock, stock units, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our common stock on the date of the change in control; (f) cancel any option or stock appreciation right in exchange for cash and/or other substitute consideration based on the value of Adgero Common Stock on the date of the change in control, and cancel any option or stock appreciation right without any payment if its exercise price exceeds the value of our common stock on the date of the change in control; or (g) make such other modifications, adjustments or amendments to outstanding awards as the Compensation Committee deems necessary or appropriate. Inasmuch as all outstanding options are at the time of the Merger have an exercise price of $5.00 which will exceed the value of Adgero Common Stock at the time of the consummation of the Merger, the Adgero board of directors has determined to cancel the outstanding options. Of the outstanding options, approximately 525,000 were issued to current directors and officers of Adgero.

Amendment, Termination. The Compensation Committee may amend the terms of awards in any manner not inconsistent with the 2016 Plan, provided that no amendment shall adversely affect the rights of a participant with respect to an outstanding award without the participant’s consent. In addition, the Adgero board of directors may at any time amend, suspend, or terminate the 2016 Plan, provided that (i) no such amendment, suspension or termination shall materially and adversely affect the rights of any participant under any outstanding award without the consent of such participant and (ii) to the extent necessary to comply with any applicable law, regulation, or stock exchange rule, the 2016 Plan requires Adgero to obtain stockholder consent. Stockholder approval is required for any plan amendment that increases the number of shares of common stock available for issuance under the 2016 Plan or changes the persons or classes of persons eligible to receive awards.

ADGERO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Adgero’s financial condition and results of operations should be read in conjunction with Adgero’s financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement. This discussion contains forward-looking statements that involve risks and uncertainties. Adgero’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this proxy statement/prospectus/information statement.

Overview

Adgero is a biopharmaceutical company, focused on the development of photodynamic therapy (“PDT”) for the treatment of rare, unmet medical needs. PDT is a treatment that uses light sensitive compounds, or photosensitizers, that, when exposed to specific wavelengths of light, act as a catalyst to produce a form of oxygen that induces local tumor cell death. Adgero’s lead product candidate, the REM-001 Therapy product, consists of three parts, the laser light source, the light delivery device and the drug REM-001 (collectively, the “REM-001 Therapy”). REM-001 is a second generation photosensitizer drug candidate that has undergone late stage clinical development and which Adgero believes possesses multiple advantages over earlier generation PDT compounds. Adgero’s lead indication is unresectable cutaneous metastatic breast cancer (“CMBC”), a disease that may strike individuals with advanced breast cancer and for which effective treatment options are limited. In four Phase 2 and/or Phase 3 clinical trials in CMBC patients, primarily targeting patients who had previously received chemotherapy and failed radiation therapy, the REM-001 Therapy was able to reduce or eliminate a substantial number of the treated CMBC tumors. Specifically, Adgero’s analysis of the data collected from these trials indicates that in approximately 80% of evaluable tumor sites treated with REM-001 Therapy, there was a complete response, meaning that follow-up clinical assessments indicated no visible evidence of the tumor remaining. Adgero believes clinical data indicates that REM-001 Therapy holds promise as a treatment to locally eliminate or slow the growth of treated cutaneous cancerous tumors in this difficult-to-treat patient population.

In 2012, Adgero acquired certain assets and regulatory filings, including REM-001 Therapy developed by Miravant Medical Technologies, and its wholly-owned subsidiaries, a former public pharmaceutical and research development company (collectively, “Miravant”), and the associated technology, clinical data and intellectual property, from a creditor of Miravant. Between February 1996 and January 1999, Miravant, with support from certain corporate partners, conducted the above-referenced four Phase 2 and/or Phase 3 clinical trials for the treatment of CMBC using REM-001 Therapy (collectively, the “Miravant CMBC Trials”). The primary motivation behind Adgero’s acquisition was to secure the rights to the REM-001 Therapy and its associated technology, proprietary processes and regulatory filings which have already undergone substantial clinical development, which Adgero believes will help expedite the process of gaining regulatory approval to market the REM-001 Therapy.

Adgero’s initial product goal is to achieve marketing approval of REM-001 Therapy for the treatment of CMBC in the United States. Adgero conducted a preliminary analysis of existing REM-001 Therapy clinical trial data for CMBC, including data from the Miravant CMBC Trials. Adgero then conducted a more in-depth analysis that was overseen by regulatory experts who have expertise in interacting with the Food and Drug Administration (the “FDA”). The experts Adgero engaged were either former FDA employees with directly related experience in reviewing similar oncology treatments or individuals who have provided senior regulatory guidance to major pharmaceutical or medical device companies in situations that led to regulatory approval. The results of this second more in-depth analysis were consistent with Adgero’s original analysis. As a result of our review, Adgero submitted questions to FDA under a Type C format to review the technology and results and determine the anticipated requirements for regulatory approval. On March 3, 2017, Adgero received FDA’s written response to our questions. Based on that response, Adgero believes its plans to manufacture REM-001 by revising the prior quality standards to meet the currently recommended regulatory standards will be acceptable. FDA also indicated its plans for utilizing light delivery devices that have been shown to be functionally equivalent to the devices used by Miravant will be acceptable. In October 2017 Adgero held a Type B face-to-face guidance meeting with FDA that was primarily focused on the design of the Phase 3 trial in CMBC. In May 2018 we held a Type B end-of-phase 2 meeting with FDA that focused on our plans for addressing CMC and device topics related to Adgero’s CMBC effort. In these interactions FDA has provided guidance on a number of clinical parameters they would like Adgero to measure in its planned clinical trial and on its CMC and device plans. Based on FDA’s responses, Adgero plans to conduct a clinical trial in CMBC to test the safety and efficacy of REM-001 Therapy for marketing approval.

Adgero also believes REM-001 Therapy holds promise as a treatment for cutaneous metastatic cancers other than CMBC as well as locally advanced basal cell cancer such as often occurs in patients with Basal Cell Carcinoma Nevus Syndrome (BCCNS) and cutaneously recurrent basal cell cancer. On January 16, 2018 FDA granted Adgero’s request that tin ethyl etiopurpurin (the active pharmaceutical ingredient in REM-001) be designated as an orphan drug for treatment of BCCNS.

Adgero also believes REM-001 Therapy holds promise for certain cardiovascular conditions including prevention and treatment of cardiovascular access sites in hemodialysis patients. Adgero also hold an orphan drug designation that was initially awarded to Miravant for tin ethyl etiopurpurin for the prevention of access graft disease in hemodialysis patients.

Financial Operations Overview

Adgero is a development stage company and has not generated any revenues from the sale of products. Adgero has never been profitable and, from inception through March 31, 2020, its accumulated deficit is $15,330,431. Adgero’s net loss for the three months ended March 31, 2020 and 2019 were approximately $352,140 and $534,327. Adgero’s net loss for the year ended December 31, 2019 and 2018 were approximately $1,771,508 and $1,807,103. Adgero expects to incur significant expenses and increasing operating losses for the foreseeable future. Substantially all of its net losses have resulted from costs incurred in connection with its research and development programs and from general and administrative costs associated with these operations. Adgero expects its expenses to increase significantly in connection with its ongoing activities to develop and seek regulatory approval and commercialization of REM-001 Therapy. Accordingly, Adgero will need additional financing to support its continuing operations.

Adgero’s future funding requirements will depend on many factors, including the following:

Adgero expects to continue to incur significant expenses and increasing operating losses for at least the next several years. Adgero’s future funding requirements will depend on many factors, including the following :

•	The timing and costs to conduct planned clinical trials and obtain regulatory approval for the marketing of REM0-001 Therapy;

•	Its success in establishing contracts for the manufacture of its API, clinical drug product and establish a commercial drug supply;

•	Its success in establishing contracts for the manufacture of light delivery devices and lasers for clinical trials;

•	Its success in attracting and retaining an experienced management and advisory team; and

•	Its ability to raise sufficient funds in the capital market to effectuate its business plan including clinical development, regulatory approval and commercialization for REM-001 Therapy.

Critical Accounting Policies and Estimates

Adgero’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, Adgero evaluates its estimates and judgments for all assets and liabilities, including those related to fair value calculations for equity securities, assessing contingent liabilities, establishing valuation allowances for deferred taxes, and the recovery of deferred costs. Adgero bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Adgero believes that full consideration has been given to all relevant circumstances that it may be subject to, and the consolidated financial statements accurately reflect its best estimate of the results of operations, financial position and cash flows for the periods presented.

Revenue

To date, Adgero has not generated any revenues from the sales of products. It does not expect to generate revenue from product sales unless and until it successfully completes development and obtains regulatory approval for the marketing of REM-001 Therapy which it expects will take a number of years and is subject to significant uncertainty.

Research and Development

Research and development expenses are incurred for the development of REM-001 Therapy and consist primarily of compensation costs (including stock-based compensation), and payments to contract research and development companies (consulting costs). To date, these costs are related to regulatory and clinical consulting services and acquiring and analyzing its pre-clinical and clinical data. These costs are expected to increase significantly in the future as REM-001 Therapy is manufactured and undergoes additional regulatory review and is evaluated in clinical trials.

Total Other Income (Expense)

Other income (expense) consists primarily of interest income Adgero earns on interest-bearing accounts and interest expense incurred on our outstanding debt.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and professional services. Other general and administrative expenses include accounting and legal services and expenses associated with obtaining and maintaining patents. Adgero anticipates that its general and administrative expenses will increase significantly during 2020 and in the future as it increases its headcount to support its continued research and development and the potential commercialization of its product candidates.

Stock-Based Compensation

Adgero accounts for equity awards in accordance with FASB ASC Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments to employees and directors is recorded over the requisite service period based on the grant date fair value of the awards. The grant date value of performance-based equity awards is recognized over the service period, so long as completion of the performance criteria is deemed to be probable. Compensation previously recorded for unvested equity awards that are forfeited is reversed upon forfeiture. Adgero uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

Adgero’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of FASB ASC Topic No. 505-50, Equity Based Payments to Non-Employees. Accordingly, the measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Performance-based equity awards without a performance commitment are recognized upon completion of the performance criteria at their then market value.

Results of Operations

Comparison of Three Months Ended March 31, 2020 to 2019

Research and Development. Research and development expenses for the three months ended March 31, 2020 totaled $149,293, a decrease of $149,857 (approximately 50%) from $299,150 recorded for the three months ended March 31, 2019. The decrease was primarily attributable to $99,000 decrease in compensation costs (including stock-based compensation) and $50,000 decrease in research and development related the manufacturing of REM-001 and the related consulting costs.

General and Administrative. General and administrative expense for the three months ended March 31, 2020 totaled $203,854, a decrease of $23,000 (approximately 10%) from $226,932 recorded for the year ended March 31, 2019. The decrease was primarily attributable to a decrease of $30,000 for compensation costs (including stock-based compensation), 25,000 in for other cost cutting measures to conserve resources, offset by an increase of $20,000 in audit fees.

Comparison of Year Ended December 31, 2019 to 2018

Research and Development. Research and development expenses for the year ended December 31, 2019 totaled $1,004,504, a decrease of $1,257,391 (approximately 56%) from $2,261,895 recorded for the year ended December 31, 2018. The decrease was primarily attributable to $402,000 decrease in compensation costs (including stock-based compensation) and $639,000 decrease in research and development related the manufacturing of REM-001 and the related consulting costs.

General and Administrative. General and administrative expense for the year ended December 31, 2019 totaled $782,829, a decrease of $668,143 (approximately 46%) from $1,450,972 recorded for the year ended December 31, 2018. The decrease was primarily attributable to a decrease of $300,000 for compensation costs (including stock-based compensation), $147,000 for professional fees, and numerous other cost cutting measures to conserve resources.

Liquidity and Capital Resources

Since inception, Adgero has experienced negative cash flows from operations. Adgero has financed its operations primarily through sales of equity-related securities, convertible notes and loans from stockholders. At March 31, 2020, it had an accumulated deficit since inception of $15,330,431. At December 31, 2019, it had an accumulated deficit since inception of $14,978,291.

At March 31, 2020 Adgero had total current assets of approximately $1,421,000 and current liabilities of approximately $792,000 resulting in working capital of approximately $629,000. At March 31, 2019, Adgero had total assets of approximately $2,974,000 and total liabilities of approximately $788,000, resulting in a stockholders’ equity of $2,186,000.

At December 31, 2019 Adgero had total current assets of approximately $1,755,000 and current liabilities of approximately $790,000 resulting in working capital of approximately $965,000. At December 31, 2019, Adgero had total assets of approximately $1,973,000 and total liabilities of approximately $790,000, resulting in a stockholders’ equity of $1,183,000.

Net cash used in operating activities for the three months ended March 31, 2020 was approximately $333,000, which was primarily due to a net loss of approximately $352,000, reduced by approximately $11,000 of non-cash stock-based compensation, and approximately $8,000 from a net decrease in depreciation, prepaid expenses, accounts payable and accrued expenses.

Net cash used in operating activities for the year ended December 31, 2019 was approximately $1,778,000, which was primarily due to a net loss of approximately $1,772,000, reduced by approximately $48,000 of non-cash stock-based compensation, and approximately $85,000 of cash used from a net decrease in accounts payable and accrued expenses.

Net cash provided by investing activities for the three months ended March 31, 2020 totaled approximately $(450,000), primarily related to the proceeds of maturity of certificates of deposit $100,000 offset by the purchase of certificates of deposit ($550,000). Net cash provided by investing activities for the three months ended March 31, 2019 totaled approximately $813,000, primarily related to the proceeds of maturity of certificates of deposit. Net cash provided by investing activities for the year ended December 31, 2019 totaled approximately $2,563,000, primarily related to the proceeds of maturity of certificates of deposit. Net cash provided by investing activities for the year ended December 31, 2018 totaled approximately $1,980,054, primarily related to the proceeds of maturity of certificates of deposit ($3,836,508) offset by the purchase of certificates of deposit ($1,750,000) and purchase of property and equipment ($106,454).

At March 31, 2020, Adgero had no debt outstanding.

At March 31, 2020, Adgero had a cash and cash equivalents balance of approximately $516,000 and certificates of deposits of $900,000. At December 31, 2019, Adgero had a cash and cash equivalents balance of approximately $1,299,000 and certificates of deposits of $450,000. Adgero expects its current cash on hand, its certificates of deposit to be sufficient to meet its operating and capital requirements into the fourth quarter of 2020. Adgero will need to raise significant additional capital to fund the clinical trials for REM-001 Therapy. The source, timing and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress of its clinical development programs. Funding may not be available when needed, at all, or on terms acceptable to Adgero. Lack of necessary funds may require us, among other things, to delay, scale back or eliminate some or all of our planned clinical trials.

Contractual Obligations and Commitments

Contingent Milestone Payments

In connection with an asset purchase agreement with Miravant Medical Technologies (“Miravant”) dated November 26, 2012, and amended on May 12, 2014, Adgero is subject to the following contingent milestone payments as of December 31, 2019:

a) Payments of $300,000 in cash or an equivalent amount of stock, at Adgero’s sole discretion, upon the sooner of (1) the next equity financing after a “non-exploratory” clinical trial or (2) the commencement of a clinical trial intended to be used as a definitive study for market approval in any country;

b) Payment of $700,000 in cash or an equivalent amount of stock, at Adgero’s sole discretion, upon the grant of the first regulatory approval of a product; and

c) Royalty equity to six percent (6%) on net sales during the Royalty Term.

Lease

In December 2016, a three-year lease commenced on office space in Princeton. New Jersey. Basic rent in connection with the lease is $3,962 per month. Adgero entered into an amendment to expand the leased office space which became effective May 15, 2017. Basic rent in connection with the lease amendment is $6,419 per month. The lease is scheduled to terminate in May 2020 and Adgero has renewed the lease on a month to month basis for up to three months, $1,000 per month, with a two week termination notice.

Off-Balance Sheet Arrangements

Adgero did not have during the periods presented, and it does not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on its balance sheets.

Quantitative and Qualitative Disclosures about Market Risk

Adgero’s exposure to market risk is limited to its cash and cash equivalents, all of which have maturities of three months or less. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Adgero’s primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in its portfolio, a sudden change in market interest rates would not be expected to have a material impact on its financial condition and/or results of operation. Adgero does not have any foreign currency or other derivative financial instruments.

CERTAIN ADGERO RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2018 and all currently proposed transactions, other than compensation matters discussed elsewhere in this proxy statement/prospectus/information statement to which Adgero has been a participant, in which:

•	the amounts exceeded or will exceed $120,000; and

•

any of its current directors, executive officers or holders of more than 5% of the respective capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Adgero acquired certain assets from Miravant, including the REM-001 Therapy product, consisting of three parts, the laser light source, the light delivery device and the drug REM-001, through an asset purchase agreement with St. Cloud Investments, LLC dated November 26, 2012, as amended (the “St. Cloud Agreement”). Pursuant to the terms of the St. Cloud Agreement, Adgero is obligated to make certain payments to Steven Rychnovsky, PhD, who was recruited to become its Vice President of Operations and Product Development in connection with the execution of the St. Cloud Agreement. From 2008 to 2012 Steven Rychnovsky, PhD, served as a consultant to St. Cloud where he maintained the assets of Miravant, and worked to identify parties to license or purchase the Miravant assets and initiate commercial development. As compensation for those services, he would receive 50% of any up-front payments and 20% of all subsequent payments from any license or purchase agreement for those assets. This compensation is detailed in the St. Cloud Agreement where Steven Rychnovsky, PhD, is identified as the Seller’s Designee. To date, Adgero has paid him Sixty Three Thousand Dollars ($63,000) pursuant to the terms of the agreement. In addition, Adgero is obligated under that agreement to pay Steven Rychnovsky, PhD the following:

•

Upon the earlier of (i) a subsequent equity financing to take place after Adgero conducts a Phase 2B clinical trial in which fifty patients complete the trial and their clinical data can be evaluated or (ii) the commencement of a clinical trial intended to be used as a definitive study for market approval in any country, Adgero is obligated to pay an amount of sixty thousand dollars ($60,000) in cash or an equivalent amount of Adgero Common Stock to Steven Rychnovsky, PhD; and

•

Upon receipt of regulatory approval of Adgero’s lead product candidate, the REM-001 Therapy, it is obligated to pay an aggregate amount of one hundred forty thousand dollars ($140,000) in cash or an equivalent amount of Adgero Common Stock to Dr. Rychnovsky.

With respect to the $60,000 and $140,000 potential milestone payments referenced above (each, a “Rychnovsky Milestone Payment”), if either Rychnovsky Milestone Payment becomes payable, and in the event Adgero elects to pay either such Rychnovsky Milestone Payment in shares of Adgero Common Stock, the value of the Adgero Common Stock will equal the price per share of the most recent financing, or, if it is considered to be a publicly-traded company, the average of the closing price per share of Adgero Common Stock over the twenty (20) trading days following the first public announcement of the applicable event described above.

In addition, Adgero must pay Dr. Rychnovsky a royalty fee of one and one fifth percent (1.2%) of net sales during the royalty term on a country-by-country and product-by-product basis. The royalty term for a product commences on the first commercial sale of the product, such as REM-001 Therapy, in any country, and the royalty fee must be paid within 30 days of each calendar quarter during which revenue is collected. The royalty term terminates on the later of (i) the invalidation, revocation, lapse or expiration of the last to expire valid claim on any patent acquired in the St. Cloud Agreement that would be infringed by the sale of the product in the country where the commercial sale takes place or (ii) the expiration of the period for which Adgero holds exclusive marketing rights of the product in the country, if we were granted those rights under the St. Cloud Agreement.

In addition, Adam Stern, a member of the Adgero board of directors, is an affiliate of SternAegis Ventures and the Placement Agent. In September 2017, the Placement Agent acted as warrant agent for Adgero in connection with a warrant tender offer whereby warrant holders were offered an incentive to exercise certain outstanding warrants. In connection with the warrant tender offer, the Placement Agent received cash compensation in the amount of $170,080, which was equal to 5% of the gross proceeds from the warrant tender offer. In the warrant tender offer, affiliates of the Placement Agent., including Mr. Stern, exercised an aggregate of 57,946 warrants for an aggregate exercise price of $289,730 and were issued an aggregate of 115,892 shares of Adgero Common Stock. Please see the section entitled “The Merger—Interests of Adgero’s Directors and Officers in the Merger” for other compensation to be paid to SternAegis Ventures and the Placement Agent in connection with the Merger.

INFORMATION ABOUT DELMAR

Background

DelMar Pharmaceuticals, Inc. (the “Company,” “we,” “us,” or “our”) is a clinical stage, biopharmaceutical company focused on the development and commercialization of new cancer therapies. Our mission is to benefit patients by developing and commercializing anti-cancer therapies for patients whose solid tumors exhibit features that make them resistant to, or unlikely to respond to, currently available therapies, with particular focus on orphan cancer indications.

As of March 31, 2020, we have spent approximately $45.8 million of shareholder capital in developing VAL-083, a novel, validated, DNA-targeting agent, for the treatment of drug-resistant solid tumors such as glioblastoma multiforme (“GBM”) and potentially other solid tumors, including ovarian cancer, non-small cell lung cancer (“NSCLC”), and diffuse intrinsic pontine glioma (“DIPG”). VAL-083 is a first-in-class, small-molecule, DNA-targeting chemotherapeutic that has demonstrated activity against a range of tumor types in prior Phase 1 and Phase 2 clinical studies sponsored by the US National Cancer Institute (“NCI”). As part of our business strategy, we leverage and build upon these prior NCI investments and data from more than 40 NCI- Phase 1 and Phase 2 clinical studies, which includes an estimated 1,100 patient safety database. We assess the NCI results and our own research to identify and target unmet medical needs in modern cancer care. DNA-targeting agents are among the most successful and widely used treatments for cancer. Their efficacy is based on the ability to bind with a cancer cell’s DNA and interfere with the process of protein production required for growth and survival of cancer cells. “First-in-class” means that VAL-083 embodies a unique molecular structure which is not an analogue or derivative of any approved product, or product under development, for the treatment of cancer.

Prior studies of VAL-083 have shown increased median overall survival benefits versus radiation alone validating the tumor affecting properties of VAL-083. Our recent research has highlighted the opportunities afforded by VAL-083’s unique mechanism of action and its potential to address unmet medical needs in a well-defined and acknowledged biomarker selected population within the larger GBM population. We are thus focusing our initial development efforts on patients whose tumors exhibit biological features that make them resistant to, or unlikely to respond to, currently available therapies as identified by the National Comprehensive Cancer Network (“NCCN”). For example, our research demonstrating VAL-083’s activity in GBM independent of the O6-methyl guanine methyltransferase (“MGMT”) methylation status allows us to focus patient selection based on this important biomarker and thus improve the probability of success in our current and future clinical studies.

We are currently conducting two open-label, biomarker driven Phase 2 studies in MGMT-unmethylated GBM. MGMT is a DNA-repair enzyme that is associated with resistance to temozolomide (“TMZ”), the current standard-of-care chemotherapy used in the treatment of GBM. Greater than 60% of GBM patients have MGMT-unmethylated tumors and exhibit a high expression of MGMT, which is correlated with TMZ treatment failure and poor patient outcomes as indicated in the NCCN guidelines for GBM treatment published in September, 2017. Our research demonstrates that VAL-083’s anti-tumor activity is independent of MGMT expression. In our current Phase 2 studies we are using MGMT as a biomarker to identify patients for treatment with VAL-083 in three distinct GBM patient populations:

•	MGMT-unmethylated GBM, currently comprising two ongoing, separate Phase 2 clinical studies for:

•	GBM patients in two study arms at MD Anderson Cancer Center:

•	as adjuvant therapy immediately following concomitant TMZ treatment with chemoradiation; and

•	in Avastin®-naïve recurrent GBM patients;

•	Newly diagnosed GBM patients at Sun-Yat-sen University Cancer Center.

As both of our clinical studies are open label studies, we anticipate presenting data from these studies from time-to-time during calendar year 2020.

On June 4, 2020 we accepted an invitation from the Global Coalition for Adaptive Research (“GCAR”) to include VAL-083 in GCAR’s Glioblastoma Adaptive Global Innovative Learning Environment (“GBM AGILE”) Study, an adaptive clinical trial platform in GBM. We plan to utilize the GBM AGILE study to serve as the basis for VAL-083’s new drug application submission and registration.

GBM AGILE is an international effort in newly-diagnosed and recurrent GBM, utilizing an FDA approved master protocol with multiple drugs to be tested simultaneously and over time against a common control arm. As an approved registrational study, results from the VAL-083 arm of the GBM AGILE study are intended to be utilized to file for FDA approval, assuming results support such a filing. GBM AGILE is a Phase II/Phase III study which employs a cost-efficient, adaptive trial design with a Stage 1 learning and adapting phase and a Stage 2 expansion and confirmation phase. The effort is led by key opinion leaders in the GBM field and has the collective support of an international group of more than 130 clinicians, researchers, biostatisticians, imagers, pathologists, leaders from government and industry, and patient advocates.

GCAR is a 501(c)(3) organization that functions as GBM AGILE study sponsor, and provides financial support for the program infrastructure, as well as general trial oversight. Comprising leading clinical, translational, and basic science investigators, GCAR strives to support the development of novel treatments to fight against rare and deadly diseases like GBM where patient prognosis is poor and treatment options are limited.

As its first priority, GCAR is sponsoring GBM AGILE, an adaptive platform trial for patients with GBM – the most common and deadliest of malignant primary brain tumors. Key strategic partners for the GBM AGILE trial effort include the National Brain Tumor Society, National Foundation for Cancer Research, and Asian Fund for Cancer Research. These nonprofit organizations are working together to provide philanthropic support as well as assistance in communicating with patients and families and inviting all others to join in supporting this innovative approach to brain tumor treatment development.

GBM AGILE is being conducted under a master protocol with up to three experimental arms against a common control with a primary endpoint of overall survival. It has an adaptive design with a learning component (stage 1) and a confirmation component (stage 2) in support of regulatory filing. GBM AGILE will consist of up to a maximum 200 patients stratified by three subtypes: newly-diagnosed methylated, newly-diagnosed unmethylated, and recurrent.

We have also undertaken research in ovarian cancer. Ovarian cancer is the fifth most common cancer in women and is the leading cause of death among women diagnosed with gynecological malignancies. In 2016, approximately 22,300 women in the U.S. were diagnosed with ovarian cancer and 14,300 died from their disease. VAL-083’s activity against ovarian epithelial adenocarcinoma (“OEA”) and squamous cell carcinoma of the cervix (“SCC”) was reported in prior NCI-sponsored clinical studies. While platinum-based chemotherapy is the standard treatment for ovarian cancer, the approval of PARP inhibitors has demonstrated improved outcomes, particularly patients whose tumors remain sensitive to platinum-based treatments. VAL-083 also demonstrates synergistic activity with certain PARP inhibitors, including olaparib (Lynparza) and talazoparib in vitro, suggesting VAL-083 may have utility in the treatment of ovarian cancer in combination with PARP inhibitors. We are in the process of evaluating the best path forward in ovarian cancer including the potential combination of VAL-083 with PARP inhibitors. The FDA granted orphan drug designation for the use of VAL-083 in the treatment of ovarian cancer in 2016.

In addition to our clinical development activities in the United States, pursuant to our collaboration with Guangxi Wuzhou Pharmaceutical (Group) Co. Ltd. (“Guangxi Wuzhou Pharmaceutical Company”), we have provided Guangxi Wuzhou Pharmaceutical Company certain commercial rights to VAL-083 in China where it is approved as a chemotherapy for the treatment of chronic myelogenous leukemia (“CML”) and lung cancer. Guangxi Wuzhou Pharmaceutical Company is the only manufacturer presently licensed by the China Food and Drug Administration (“CFDA”) to produce the product for the China market.

We have a broad patent portfolio to protect our intellectual property. Our patent applications claim composition of matter and methods of use of VAL-083 and related compounds, synthetic methods, and quality controls for the manufacturing process of VAL-083. We believe that our portfolio of intellectual property rights provides a defensible market position for the commercialization of VAL-083. In addition, VAL-083 has been granted protection under the Orphan Drug Act by the FDA and the European Medicines Agency (“EMA”) for the treatment of gliomas, including GBM. The FDA has also granted Orphan Drug protection to VAL-083 for the treatment of medulloblastoma and ovarian cancer.

Our corporate development strategy is to advance VAL-083 on an indication-by-indication basis, and then to consider out-licensing our products when they have matured enough to warrant proper licensing valuations. In addition to VAL-083’s applicability to multiple solid tumor indications, we are also constantly evaluating licensing, or acquiring additional product candidates, in order to establish a product pipeline and to position us for long-term sustainability and growth of shareholder value. We believe the experience of our clinical development team will position us to efficiently develop possible drug candidates that we may acquire, or license, in the future.

We intend to continue to evaluate options for our strategic direction. These options may include raising additional capital, the acquisition of another company and/or complementary assets, our sale, or another type of strategic partnership.

MGMT-unmethylated GBM

GBM is the most common and the most lethal form of glioma. According to the Central Brain Tumor Registry of the United States, GBM occurs with an incidence of 3.20 per 100,000 person-years. Approximately 13,000 new cases of GBM were diagnosed in the United States and 16,000 in Europe during 2017. Within the GBM patient population, approximately two-thirds of patients are unmethylated with respect to their MGMT status.

Measurement of MGMT (O6-methyl guanine methyltransferase) methylation status has become routine in clinical practice as a biomarker that correlates with resistance to the standard-of-care chemotherapy with TMZ (Temodar®), and patient outcomes in GBM. Approximately two-thirds of GBM patients’ tumors are characterized as “MGMT-unmethylated” and exhibit a high expression of MGMT, a naturally occurring DNA-repair enzyme, the activity of which nullifies the chemotherapeutic activity of TMZ. The lack of specific therapies for MGMT-unmethylated GBM is a significant unmet medical need. Importantly, the 2017 update to the NCCN guidelines states that the treatment benefit of TMZ is likely to be lower in GBM patients with an unmethylated MGMT promoter.

We have demonstrated that VAL-083’s anti-tumor mechanism is active independent from the MGMT status in vitro. We believe this suggests the potential of VAL-083 as a replacement for the current standard-of-care chemotherapy, temozolomide, in MGMT-unmethylated GBM. We are therefore utilizing MGMT-methylation status to identify GBM patients who are unlikely to respond to temozolomide and including only MGMT-unmethylated patients in our current clinical studies of VAL-083.

We believe that our research, in the context of the 2017 update to the NCCN guidelines, highlights this unmet need and the opportunity for VAL-083 as a potential new standard-of-care in the treatment of MGMT-unmethylated GBM.

Current Treatments for Gliomas and Glioblastoma Multiforme

Gliomas are a type of Central Nervous System (“CNS”) tumor that arises from glial cells in the brain or spine. Glial cells are the cells surrounding nerves. Their primary function is to provide support and protection for neurons in the CNS.

GBM is the most common and the most lethal form of glioma. According to the Central Brain Tumor Registry of the United States, GBM occurs with an incidence of 3.20 per 100,000 person-years. Approximately 13,000 new cases of GBM were diagnosed in the United States and 16,000 in Europe during 2017.

Common symptoms of GBM include headaches, seizures, nausea, weakness, paralysis and personality or cognitive changes such as loss of speech or difficulty in thinking clearly. GBM progresses quickly and patients’ conditions deteriorate rapidly progressing to death. The outlook for GBM patients is generally poor. The overall median survival in newly diagnosed GBM patients with best available treatments is less than 15 months, and two-year and five-year survival rates are approximately 30% and 10%, respectively. Median overall survival in newly-diagnosed, unmethylated GBM patients is 12.2 months.

In September 2017, the NCCN updated treatment guidelines for GBM. The recommended treatment regimen for GBM includes surgical resection to remove as much of the tumor as possible (“debulking”) followed by radiotherapy with concomitant and adjuvant chemotherapy with temozolomide with or without tumor treating fields (“TTF”). GBM patients whose tumors exhibit an unmethylated promoter for the gene encoding the DNA repair enzyme MGMT, a biomarker correlated with resistance to temozolomide, may be treated with radiation alone following surgery.

Patients with an unmethylated MGMT promoter have high levels of MGMT, a naturally-occurring DNA repair enzyme that repairs tumor-fighting lesions induced by TMZ thus allowing a patient’s tumor to continue to grow despite treatment, which leads to poor outcomes. Measurement of MGMT methylation status has become routine in clinical practice as biomarker that correlates with response to TMZ and patient outcomes in GBM.

Probability of GBM Patient Survival Correlated to Expression of MGMT Enzyme (Unmethylated promoter = High MGMT Expression and Significantly Shorter Survival)

TTF (Optune®) is a non-invasive technique for adults with GBM. TTF uses alternating electrical fields to disrupt tumor cell division, or cause cell death, thereby preventing the tumor from growing or spreading as quickly. A clinical study reported that GBM patients treated with TTF combined with TMZ experienced longer survival than those treated with TMZ alone.

The majority of GBM patients’ tumors recur within 6 – 12 months of initial treatment. Experimental therapy through clinical studies is recommended under NCCN guidelines for eligible patients. NCCN guidelines also recommend treatment with systemic chemotherapy, such as lomustine (“CCNU”). For patients who are eligible for additional surgical debulking, local chemotherapy with carmustine (“BCNU”) wafers may be employed. CCNU and BCNU target the same DNA-site as TMZ and are also subject to MGMT-related resistance.

Avastin (Avastin®, an anti-VEGF antibody) recently received full approval in the US, Canada, Australia, and Japan as a single agent for patients with recurrent GBM following prior therapy. Avastin carries an FDA “black-box warning” related to severe, sometimes fatal, side effects such as gastrointestinal perforations, wound healing complications and hemorrhage. There are no data demonstrating an improvement in disease-related symptoms or increased survival for GBM patients treated with Avastin.

Recurrent GBM patients, especially those whose tumors progress following treatment with Avastin, have limited or no treatment options and a very poor prognosis. According to published literature, the median survival for GBM patients whose tumors progress following Avastin is less than five months.

VAL-083 Mechanism of Action

Chemotherapy forms the basis of treatment in nearly all cancers. We believe that VAL-083 may be effective in treating tumors exhibiting biological features that cause resistance to currently available chemotherapy, particularly for patients who have failed, or become resistant to, other treatment regimens.

Based on published research and our own data, the cytotoxic functional groups, and the mechanism of action of VAL-083 are functionally different from alkylating agents commonly used in the treatment of cancer. VAL-083 has previously demonstrated activity in cell-lines that are resistant to other types of chemotherapy. No evidence of cross-resistance has been reported in published clinical studies.

Our research suggests that VAL-083 attacks cancer cells via a unique mechanism of action which is distinct from other chemotherapies used in the treatment of cancer. Our data indicate that VAL-083 forms inter-strand crosslinks at the N7 position of guanine on the DNA of cancer cells. Our data also indicate that this crosslink forms rapidly and is not easily repaired by the cancer cell resulting in cell-cycle arrest and lethal double-strand DNA breaks in cancer cells. VAL-083 readily crosses the blood brain barrier. Published preclinical and clinical research demonstrate that VAL-083 is absorbed more readily in tumor cells than in normal cells.

In vitro, our data also demonstrate that VAL-083’s distinct mechanism may be able to overcome drug resistance against a range of cancers. For example, VAL-083 is active against MGMT-unmethylated GBM cells which are resistant to treatment with temozolomide and nitrosoureas. VAL-083 also retains a high level of activity in p53 mutated non-small cell lung cancer (“NSCLC”), ovarian cancer and medulloblastoma cell lines that are resistant to platinum-based chemotherapy.

Importantly, clinical activity against each of the tumors mentioned above was established in prior NCI-sponsored Phase 2 clinical studies. We believe that these historical clinical data and our own research support the development of VAL-083 as a potential new treatment for multiple types of cancer.

The main dose-limiting toxicity (“DLT”) related to the administration of VAL-083 in previous NCI-sponsored clinical studies and our own clinical studies is myelosuppression, particularly thrombocytopenia. Myelosuppression, including thrombocytopenia, is a common side effect of chemotherapy. Myelosuppression is the decrease in cells responsible for providing immunity, carrying oxygen, and causing normal blood clotting. Thrombocytopenia is a reduction in platelet counts which assist in blood clotting. Modern medicine allows for better management of myelosuppressive side effects. We believe this offers the potential opportunity to improve upon the drug’s already established efficacy profile by substantially increasing the dose of VAL-083 that can be safely administered to cancer patients.

There is no evidence of lung, liver, or kidney toxicity even with prolonged treatment by VAL-083. Data from the Chinese market where the drug has been approved for more than 15 years supports the safety findings of the NCI studies.

Recent Highlights

•

On June 24, 2020 we announced the we had received a $500,000 loan from the National Brain Tumor Society and the National Foundation for Cancer Research to support VAL-083’s preparation for participation in the GBM AGILE study.

•

On June 22, 2020 we announced positive interim data from our ongoing two Phase 2 trials of VAL-083 for the treatment of GBM demonstrating improved outcomes over current standard of care as both a first-line treatment and for recurrent GBM. The data, presented in two posters at the 2020 American Association for Cancer Research (“AACR”) Virtual Annual Meeting II, support our planned participation in the GBM AGILE study. We also updated enrollment data in both study arms being conducted at MDACC.

•

On June 4, 2020 we announced the acceptance of an invitation from GCAR to include VAL-083 in GCAR’s Glioblastoma Adaptive Global Innovative Learning Environment Study, an adaptive clinical trial platform in GBM. We will utilize the GBM AGILE study to serve as the basis for VAL-083’s new drug application submission and registration.

•

On May 5, 2020 we announced enrollment of our 22nd patient (study over 90% enrolled) in the adjuvant arm of our ongoing Phase 2 clinical study investigating adjuvant treatment (pre-temozolomide—or TMZ – maintenance therapy) of MGMT-unmethylated GBM with VAL-083. The adjuvant arm of the Phase 2 study of VAL-083 being conducted at the MDACC is designed to enroll up to 24 newly-diagnosed patients who have undergone surgery and chemoradiation with TMZ but will now receive VAL-083 in place of standard of care TMZ for adjuvant therapy. Additionally, in the recurrent arm of the study, which is also being conducted at MDACC, 72 patients out of a planned 83 patients have been enrolled as of May 5, 2020.

•

On March 26, 2020 we received a listing extension from the Staff of the Listing Qualifications Department of The Nasdaq Capital Market LLC (“Nasdaq”). The extension granted us until September 21, 2020 to regain compliance with the $1.00 Minimum Bid Price requirement for continued listing on Nasdaq. On April 20, 2020, we received a second notification letter from Nasdaq stating that in response to the current extraordinary market conditions, Nasdaq had filed a rule change with the Securities and Exchange Commission to suspend the compliance period for the minimum closing bid price requirement from April 16, 2020 through June 30, 2020. As a result, we have until December 7, 2020 to regain compliance. We can regain compliance if at any time during the suspension or during the remaining compliance period resuming after the suspension the closing bid price of our common stock is at least $1.00 per share for a minimum of ten consecutive business days.

•

On February 19, 2020 we announced we had enrolled the final patient in our ongoing Phase 2 clinical study investigating the first-line treatment of VAL-083 with radiation therapy in newly-diagnosed, MGMT-unmethylated GBM being conducted at SYSUCC.

•

On January 29, 2020 we announced the publication of previously released interim clinical data in the February 2020 issue of peer-reviewed journal, Glioma. The article highlights results from the first 22 patients of our ongoing Phase 2 clinical study investigating the first-line treatment of VAL-083 with radiation therapy in newly-diagnosed, MGMT-unmethylated GBM being conducted at SYSUCC.

Near Term Targeted Clinical Milestones (subject to available financing)

Q4 2020

•	VAL-083: First Patient Enrolled - GCAR GBM AGILE Registration Study

•	VAL-083: Top Line Results - Phase 2 Newly Diagnosed GBM Study

•	VAL-083: Top Line Results - Phase 2 Recurrent GBM Study

Q1 2021

•	VAL-083: Top Line Results - Phase 2 Adjuvant GBM Study

Q1 2022

•	VAL-083: Graduation from Stage 1 to Stage 2 - GCAR GBM AGILE Registration Study

Underwritten Offering

On August 16, 2019, we closed on the sale of (i) 4,895,000 shares of our common stock, par value $0.001 per share (the “Common Stock”), (ii) pre-funded warrants (“PFW”) to purchase an aggregate of 2,655,000 shares of Common Stock and (iii) common warrants to purchase an aggregate of 7,762,500 shares of Common Stock, including 800,000 shares of Common Stock and warrants to purchase an aggregate of 1,012,500 shares of Common Stock sold pursuant to a partial exercise by the underwriters of the underwriters’ option to purchase additional securities, in our previously announced underwritten public offering (the “Offering”). Each share of Common Stock or pre-funded warrant, as applicable, was sold together with a common warrant to purchase one share of Common Stock at a combined effective price to the public of $1.00 per share and accompanying common warrant.

The net proceeds from the Offering, including from the partial exercise of the underwriters’ option to purchase additional securities, were approximately $6.7 million, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. We intend to use the net proceeds from the Offering for our clinical studies and for general corporate purposes, which may include working capital, capital expenditures, research and development and other commercial expenditures. In addition, we may use the net proceeds from the Offering for investments in businesses, products or technologies that are complementary to our business.

We granted the underwriters a 45-day option, ending September 28, 2019, to purchase up to an additional 1,012,500 shares of Common Stock and/or common warrants to purchase up to 1,012,500 shares of Common Stock, at the public offering price less discounts and commissions. On August 15, 2019, the underwriters partially exercised this option by purchasing 800,000 shares of Common Stock and common warrants to purchase an aggregate of 1,012,500 shares of Common Stock.

The common stock purchase warrants are exercisable at $1.00 per share and the PFW are exercisable at $0.01 per share until their expiry on August 16, 2024. We also issued 377,500 warrants to the underwriters of the Offering. The underwriter warrants are exercisable at $1.15 per share commencing 180 days from August 16, 2019 until their expiry on August 16, 2022.

Subject to certain ownership limitations, the warrants are exercisable commencing on the issuance date at an exercise price equal to $1.00 per share of common stock, subject to adjustments as provided under the terms of the warrants.

Each pre-funded warrant is exercisable for one share of our common stock (subject to adjustment as provided for therein) at any time at the option of the holder until such pre-funded warrant is exercised in full, provided that the holder will be prohibited from exercising pre-funded warrants for shares of our common stock if, as a result of such exercise, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our common stock then issued and outstanding. However, any holder may increase such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

Registered Direct Offering and Private Placement

On June 3, 2019, we entered into a securities purchase agreement for the issuance and sale of an aggregate of 1,170,000 shares of common stock in a registered direct offering (the “RD Offering”) and, in a concurrent private placement, warrants to purchase 760,500 shares of common stock at a combined purchase price of $3.10 per share and related warrant. The warrants have an exercise price of $3.10 per share, are immediately exercisable and have a term of exercise of five years. The closing of the issuance and sale of these securities was consummated on June 5, 2019. The gross proceeds from the offering, prior to deducting offering expenses and placement agent fees and expenses payable by us, were $3.6 million.

Subject to certain ownership limitations, the warrants are exercisable commencing on the issuance date at an exercise price equal to $3.10 per share of common stock, subject to adjustments as provided under the terms of the warrants.

VAL-083 Clinical Studies

We are currently developing VAL-083, a novel DNA-targeting agent for the treatment of GBM and potentially other solid tumors, including ovarian cancer. Our recent research has highlighted the opportunities afforded by VAL-083’s unique mechanism of action and its potential to address unmet medical needs by focusing our development efforts on patients whose tumors exhibit biological features that make them resistant to, or unlikely to respond to, currently available therapies. For example, our research demonstrating VAL-083’s activity in GBM is independent of the MGMT methylation status allows us to focus patient selection based on this important biomarker.

The evaluation of MGMT promoter methylation status has increasingly become common practice in the diagnostic assessment of GBM. In September 2017, the NCCN updated its guidelines for the standard treatment of GBM based on MGMT methylation status. We believe these guidelines provide for enhanced opportunities for us to capitalize on VAL-083’s unique mechanism of action by utilizing MGMT methylation as a biomarker to optimize patient selection for our novel DNA-targeting agent to focus on the majority of GBM patients who are diagnosed with MGMT-unmethylated tumors.

Our current priority is to leverage this research, and VAL-083’s unique mechanism of action, to efficiently advance VAL-083 for the most promising indications, including:

•	MGMT-unmethylated GBM, currently comprising two ongoing separate Phase 2 clinical studies for:

•	GBM patients in two study arms at MDACC:

•	as adjuvant therapy immediately following chemoradiation; and

•	in Avastin®-naïve recurrent GBM patients;

•	Newly diagnosed GBM patients ongoing study at SYSUCC; and

•	Potential future indications including ovarian cancer, NSCLC, and other solid tumor indications.

Phase 2 Study in Newly-Diagnosed MGMT-unmethylated GBM

In September 2017, we initiated a single arm, biomarker driven, open-label Phase 2 study in newly-diagnosed MGMT-unmethylated GBM patients at SYSUCC in Guangzhou, China. The study is being conducted under our collaboration agreement with Guangxi Wuzhou Pharmaceutical Company.

In this Phase 2 study, VAL-083 is being combined with radiotherapy as a potential replacement for standard-of-care chemoradiation with temozolomide in patients with MGMT-unmethylated GBM. The goals of the study are to confirm the safety of the three-day VAL-083 dosing regimen in combination with radiotherapy and to investigate efficacy outcomes of the combination of VAL-083 and radiotherapy in MGMT-unmethylated GBM patients.

We have completed enrollment of this study with a total of 29 newly-diagnosed, MGMT-unmethylated GBM patients. The efficacy endpoints of the study include tumor response, as assessed by the Response Assessment in NeuroOncology (“RANO”), and progression-free survival (“PFS”), progression-free survival at six months (“PFS6”), and overall survival (“OS”), compared to historical results in the target population. The study is being conducted in two parts: (1) Dose-confirmation: VAL-083 in cohorts (20, 30 and 40 mg/m2/day IV daily x 3 every 21 days) to assess safety and activity when administered concurrently with x-ray therapy (“XRT”) to confirm the maximum tolerated dose (“MTD”), and (2) Expansion: VAL-083 will be studied in up to 20 additional patients at the target dose, as determined by the dose-confirmation part of the study, administered concurrently with XRT. Assessments of safety and tolerability will be used to support further clinical development of VAL-083 in combination with radiotherapy. Pharmacokinetic assessments of VAL-083 in plasma and cerebral spinal fluid (“CSF”) will be used to correlate drug exposure in the central nervous system with patient outcomes.

Dose-confirming cohorts studying 20, 30, and 40 mg/m2/day x three every 21 days have been completed. Based on the dose confirmation phase of the study, we have selected 30 mg/m2/day for combination with irradiation for the treatment of newly-diagnosed MGMT-unmethylated GBM patients. This study is fully enrolled at 29 patients.

On June 22, 2020 at the AACR’s Virtual Annual Meeting II, we provided an update on patient data as follows:

•

For the 25 patients initially receiving the treatment dose that will be carried forward in the GBM AGILE pivotal study (30 mg/m2/day on days 1, 2 and 3 of a 21-day cycle) median progression-free survival (“PFS”) was reported to be 8.7 months (confidence interval, or CI 6.0-12.0 months) as of the May 15, 2020 cut-off date.

•	Overall PFS (n=29) with VAL-083 was 8.7 months (CI 6.4-11.2 months).

While this is not a head-to-head study, historically, temozolomide (“TMZ”) has been demonstrated to have 6.9 months PFS in unmethylated GBM patients. Other doses were also examined as part of the dose escalation aspect of the study, and all but the 20 mg/m2/day dose also demonstrated superior PFS to the historical comparator. A median of eight cycles of treatment has been received by all patients who had either completed treatment, or remain in active treatment. Nine patients have received ten or more cycles.

Through our research, and that of the NCI, we have previously demonstrated that VAL-083 crosses the blood brain barrier. Preliminary data from the SYSUCC study indicate that the concentration of VAL-083 is generally as high in CSF as in plasma at two hours post-infusion.

Concentration of VAL-083—Two Hours Post Dose

		Mean Concentrations (ng/mL)		Conc. Ratio @ 2 hours
Dose (mg/m2)	n	Plasma (2 hours post dose)	CSF (2 hours post dose)	CSF/Plasma
20	1	110	154	1.40
30	3	97	134	1.41
40	3	170	190	1.13

By comparison, temozolomide is typically 80% lower in the CSF than the plasma (Schreck et al. 2018, Oncology (Williston Park)). The accumulation of VAL-083 in the CSF further validates that VAL-083 crosses the blood-brain-barrier and demonstrates that therapeutic drug concentrations in the CSF are achievable for extended periods of time.

Phase 2 Study in MGMT-unmethylated GBM in Collaboration with University of Texas MD Anderson Cancer Center

In February 2017, we initiated a biomarker driven, open-label, single-arm Phase 2 study in collaboration with MDACC. This biomarker-driven study (testing for MGMT methylation status) has been amended to enroll up to 83 patients (35 with a starting dose of 40 mg/m2/day and 48 with a starting dose of 30 mg/m2/day) to determine the potential of VAL-083 treatment to improve overall survival in GBM patients whose tumors have recurred following treatment with temozolomide. These patients will not have been treated previously with Avastin®. In addition, this study has been amended to add a new adjuvant patient arm. This arm will include up to 36 patients previously treated with TMZ in combination with radiation who, rather than being treated with additional cycles of TMZ, will begin treatment with VAL-083.

Recurrent Study Arm

The patients in the recurrent study arm are receiving second-line therapy with VAL-083 following TMZ failure. As of May 28, 2020, 72 patients (out of a planned 83) have been enrolled in the recurrent arm of this study.

On June 22, 2020 at the AACR’s Virtual Annual Meeting II, we provided an update on patient data as follows:

•

In recurrent GBM, for the 37 patients initially receiving the intended treatment dose that will be carried forward in the GBM AGILE pivotal study (30 mg/m2/day on days 1, 2 and 3 of a 21-day cycle), median overall survival (mOS) is currently 8.5 months (CI 5.7-14.3 months) as of the May 28, 2020 cut-off date.

•	Overall mOS for the 72 patients who have completed at least one cycle of treatment was 7.1 months (CI 5.8-9.9 months).

The safety profile has been well within the existing safety monitoring guidelines described in the present study protocol. However, in consultation with the principal investigator at MDACC, we have amended the protocol for this clinical study to modify the starting dose of VAL-083 to 30 mg/m2/day on days 1, 2 and 3, of a 21-day cycle. This modification may improve tolerance in this patient population and thereby potentially increase overall exposure to VAL-083 by increasing the number of cycles of drug patients may be able to receive. We have modified the patient screening platelet count, from 100,000/µL to 125,000/µL, for the same reasons. Safety data from this study will become part of the overall safety dossier to support future filings with the FDA and other regulatory agencies.

It is important for this GBM patient population, which has been heavily pre-treated with temozolomide, to be able to be treated with multiple cycles of VAL-083 without significant hematological toxicities. We believe the modified dose of VAL-083, in addition to the change in patient eligibility platelet counts, should help provide for enhanced patient safety. We believe a positive outcome from this study can establish a position for VAL-083 in the treatment of MGMT-unmethylated recurrent GBM.

A detailed description of this study can be found at clinicatrials.gov, Identifier Number: NCT02717962.

Adjuvant Study Arm

On July 24, 2019, we announced the enrollment of the first patient in the adjuvant arm of the Phase 2 study being conducted at MDACC. The adjuvant arm was originally planned for 24 patients, but based on encouraging outcomes, the Company plans to increase the adjuvant arm enrollment from the originally planned 24 patients to include up to 12 additional patients. These patients will have had initial cycles of temozolomide concomitant with radiation but will not have yet started subsequent cycles of TMZ (i.e. maintenance stage TMZ patients). Published data from Tanguturi et al (2017 Nero-Oncology) indicates that MGMT-unmethylated patients receiving current standard of care have a median progression-free survival of 6.9 months.

On June 22, 2020 at the AACR’s Virtual Annual Meeting II, we provided an update on patient data as follows:

•

As of the data cut-off date of May 28, 2020, 19 evaluable subjects have completed at least one 21-day cycle of treatment, with a total of 25 subjects enrolled. Enrollment for this arm was initiated in July 2019, and all 25 subjects enrolled to-date were alive at the data cut-off date.

As noted above, patients in the recurrent arm of the MDACC clinical study have been heavily pre-treated with temozolomide. Based on published data from our MDACC and SYSUCC clinical studies, we believe there is a significant opportunity to treat GBM patients in the pre-temozolomide maintenance stage (i.e., adjuvant). At the AACR’s annual meeting in April 2019, we reported that myelosuppression (thrombocytopenia and neutropenia) is the most common adverse event associated with VAL-083. The higher potential for myelosuppression with the 40 mg/m2/day of VAL-083 in this study appears to be correlated with the number of cycles of prior TMZ maintenance therapy (> 5 cycles).

Safety Across Studies

Three subjects have experienced a serious adverse event (SAE), possibly related to VAL-083 in the newly-diagnosed group as of May 15, 2020, while 10 subjects have experienced a possibly drug-related SAE in the recurrent group, and one patient has experienced a possibly drug-related SAE in the adjuvant group as of May 28, 2020.

Fast Track Designation

The FDA has granted us Fast Track designation for VAL-083 in recurrent GBM.

Fast Track designation is designed to expedite the review of drugs that show promise in treating life-threatening diseases and address unmet medical needs, with the goal of getting new treatments to patients earlier. Fast Track designation provides sponsors with an opportunity for increased frequency for communication with the FDA to ensure an optimal development plan and to collect appropriate data needed to support drug approval. Additional benefits of the Fast Track designation may include an Accelerated Approval, a Priority Review, and a Rolling Review. Accelerated Approval is granted to drugs that demonstrate an effect on a surrogate, or intermediate endpoints, reasonably likely to predict clinical benefit. Priority Review shortens the FDA review process for a new drug from ten months to six months and is appropriate for drugs that demonstrate significant improvements in both safety and efficacy of an existing therapy. Rolling Review provides a drug company the opportunity to submit completed sections of its New Drug Application (“NDA”) for review by the FDA.

Typically, NDA reviews do not commence until the drug company has submitted the entire application to the FDA. Through the Fast Track designation, the FDA attempts to ensure that questions raised during the drug development process are resolved quickly, often leading to earlier approval and increased access for patients.

MGMT-unmethylated GBM

GBM is the most common and the most lethal form of glioma. According to the Central Brain Tumor Registry of the United States, GBM occurs with an incidence of 3.20 per 100,000 person-years. Approximately 13,000 new cases of GBM were diagnosed in the United States and 16,000 in Europe during 2017. Within the GBM patient population, approximately two-thirds of patients are unmethylated with respect to their MGMT status.

Measurement of MGMT (O6-methyl guanine methyltransferase) methylation status has become routine in clinical practice as a biomarker that correlates with resistance to the standard-of-care chemotherapy with TMZ (Temodar®), and patient outcomes in GBM. Approximately two-thirds of GBM patients’ tumors are characterized as “MGMT-unmethylated” and exhibit a high expression of MGMT, a naturally occurring DNA-repair enzyme, the activity of which nullifies the chemotherapeutic activity of TMZ. The lack of specific therapies for MGMT-unmethylated GBM is a significant unmet medical need. Importantly, the 2017 update to the NCCN guidelines states that the treatment benefit of TMZ is likely to be lower in GBM patients with an unmethylated MGMT promoter.

We have demonstrated that VAL-083’s anti-tumor mechanism is active independent from the MGMT status in vitro. We believe this suggests the potential of VAL-083 as a replacement for the current standard-of-care chemotherapy, temozolomide, in MGMT-unmethylated GBM. We are therefore utilizing MGMT-methylation status to identify GBM patients who are unlikely to respond to temozolomide and including only MGMT-unmethylated patients in our current clinical studies of VAL-083.

We believe that our research, in the context of the 2017 update to the NCCN guidelines, highlights this unmet need and the opportunity for VAL-083 as a potential new standard-of-care in the treatment of MGMT-unmethylated GBM.

VAL-083 Historical Data

VAL-083 is a first-in-class DNA targeting agent that readily crosses the blood-brain-barrier. Data from prior NCI-sponsored clinical studies with VAL-083 demonstrate activity against GBM and other CNS tumors. In general, historical NCI-sponsored studies demonstrate that tumor regression in brain cancer was achieved in 40% of patients treated and stabilization was achieved in an additional 20% to 30% of brain tumor patients following treatment with VAL-083. In these studies, VAL-083 demonstrated statistically significant improvement in the median survival of high-grade glioma brain tumors, including GBM when combined with radiation versus radiation alone (p < 0.05) with results similar, or superior to, other chemotherapies approved for the treatment of GBM.

A Summary of Published Data adapted from Separate Sources Comparing the Efficacy of VAL-083 and Other Therapies in the Treatment of GBM

	Comparative Therapy		Median Survival Benefit vs.
Chemotherapy	Radiation (XRT) Alone	Radiation + Chemotherapy	XRT alone
VAL-083 (Eagan 1979)	8.4 months	16.8 months	8.4 months

Temozolomide (Temodar®) (Stupp 2005)	12.1 months	14.6 months	2.5 months

Lomustine (CCNU) (Walker 1976)	11.8 months	13 months	1.2 months

Carmustine (BCNU) (Reagan 1976)	10 months	12.5 months	2.5 months

Semustine (ACNU) (Takakura 1986)	12 months	14 months	2.0 months

VAL-083 is Active Independent of MGMT

We have presented data at several peer reviewed meetings demonstrating that VAL-083 is active independent of MGMT resistance in GBM cell lines and other CNS tumor cells. Our research, along with that of others, demonstrates that VAL-083’s unique cytotoxic mechanism forms DNA cross-links at the N 7position of guanine and retains cytotoxic activity independent of MGMT expression in vitro. Our studies demonstrate that VAL-083 has more potent activity against brain tumor cells in comparison to TMZ and overcomes resistance associated with MGMT, suggesting the potential to surpass the current standard-of-care in the treatment of GBM.

A Summary of Our Data Demonstrating that VAL-083’s Anti-Tumor Mechanism is Distinct from, and can Overcome, MGMT-Related Chemo resistance in the Treatment of GBM

In addition, historical NCI clinical study data and our own research support the activity of VAL-083 as a potentiator of radiotherapy. Radiotherapy in combination with temozolomide is the current standard of care in the treatment of newly diagnosed GBM. Our research demonstrates that temozolomide and radiotherapy are ineffective against GBM cells exhibiting a high expression of MGMT, whereas VAL-083 potentiates the tumor-killing effect of radiation independent of MGMT expression. Furthermore, the combination of VAL-083 and radiation has been demonstrated to be active against GBM cancer stem cells (“CSCs”) in vitro. CSCs are often resistant to chemotherapy and form the basis for tumor recurrence and metastasis. GBM CSCs display strong resistance to TMZ, even where MGMT expression is low. However, our data demonstrates that GBM CSCs are susceptible to VAL-083 independent of MGMT expression.

A Summary of Our Data Demonstrating that VAL-083 Maintains Activity in Both Temozolomide-resistant GBM Cell Lines and Matched Cancer Stem Cells and Potentiates Radiotherapy

We believe that VAL-083’s more potent activity against brain tumor cells in comparison to TMZ, VAL-083’s ability to overcome MGMT-mediated resistance, and its activity against GBM CSCs suggests the potential of VAL-083 to surpass the current standard-of-care in the treatment of GBM.

Phase 1—2 Clinical Study Overview and Summary of Results

In an open-label, single arm dose-escalation study designed to evaluate the safety, tolerability, pharmacokinetics, and anti-cancer activity of VAL-083, we enrolled forty-eight GBM patients whose disease progressed following prior treatment with temozolomide and Avastin. The study was conducted at five centers in the United States: the Mayo Clinic in Rochester, Minnesota; the Brain Tumor Center at University of California, San Francisco; the Sarah Cannon Cancer Research Center in Nashville, Tennessee and Denver, Colorado; and the SCRI affiliate site at the Florida Cancer Specialist Research Institute in Sarasota, Florida.

Patients received VAL-083 on days 1, 2 and 3 on a 21-day treatment cycle. The Phase 1 portion of the study involved dose escalation cohorts until a maximum tolerated dose (“MTD”) was established at 40mg/m2. A further 14-patient, Phase 2 expansion was then enrolled at the MTD to gather further safety data at our chosen therapeutic dose and to further explore the outcomes in this patient population.

In May 2016, we held an end of Phase 2 meeting with the FDA in which we discussed with the FDA the design of a Phase 3, registration-directed clinical program for VAL-083 in refractory GBM. Based on the input we received from the FDA, the agency confirmed that it would consider the totality of data available, including data obtained from our other planned clinical studies in related GBM populations, when assessing the NDA. The FDA also noted that we may be able to rely on prior NCI studies and historical literature to support nonclinical data required for an NDA filing under a 505(b)(2) strategy which allows a sponsor to rely on already established safety and efficacy data in support of an NDA.

In summary, the data from our previous Phase 1/2 study are as follows:

Safety and Tolerability

In the Phase 1 dose escalation regimen, no serious adverse events (“SAE”) related to VAL-083 were encountered at doses up to 40 mg/m2/day.

Increasing frequency of, and higher grade, hematologic toxicities were observed at doses above 40 mg/m2/day. Consistent with the published literature, the observed dose limiting toxicity for VAL-083 is primarily thrombocytopenia (low platelets). Observed platelet nadir occurred at approximately day 18, and recovery was rapid and spontaneous following treatment.

Based on Phase 1 observations, fourteen additional patients were enrolled in a Phase 2 expansion cohort at 40mg/m2which was established as the MTD. Consistent with Phase 1, the dose of VAL-083 of 40 mg/m2on days 1, 2 and 3 of a 21-day cycle was generally well tolerated in Phase 2. At this dose, one subject previously treated with CCNU, a nitrosourea agent, reported severe (Grade 4) thrombocytopenia. As a result of this observation, the protocol inclusion criterion for platelet count was increased from 100,000/µL to 150,000/µL for patients receiving prior nitrosoureas within 12 weeks preceding enrollment. No other dose limiting toxicities were observed.

VAL-083 Safety Observations from Phase 1/2 Clinical Study

Hematologic parameter and CTCAE grade	dose	≤30 mg/m2		40 mg/m2		45 mg/m2		50 mg/m2
	n =	20		17		4		7
Anemia	<G2	11	55%	2	12%	2	50%	6	86%
	G3	2	10%	—	0%	—	0%	—	0%
	G4	—	0%	—	0%	—	0%	—	0%

Leukopenia	≤G2	5	25%	2	12%	—	0%	5	71%
	G3	1	5%	—	0%	—	0%	3	43%
	G4	—	0%	—	0%	2	50%	—	0%

Neutropenia	≤G2	4	20%	—	0%	—	0%	—	0%
	G3	—	0%	—	0%	—	0%	3	43%
	G4	—	0%	—	0%	2	50%	1	14%

Thrombocytopenia	≤G2	9	45%	3	18%	—	0%	3	43%
	G3	—	0%	—	0%	1	25%	3	43%
	G4	—	0%	1	6%	2	50%	1	14%

DLT Observed		nil		1		2		2

Doses Achieved

Based the results of our Phase 1/2 study, we confirmed that we achieved doses of VAL-083 that are higher than were utilized in the original published NCI-sponsored clinical studies. A summary in comparison to the NCI’s historical regimen is as follows:

Dosing Regimen & Study	Single Dose		Acute Regimen (single cycle)		Comparative Cumulative Dose (@ 35 days)		Dose Intensity (dose per week)
NCI GBM historical regimen (Eagan et al) daily x 5 q 5wks (cycle = 35 days)	25 mg/m	[2]	x5 days = 125 mg/m	[2]	125 mg/m	[2]	25 mg/m2/wk.

DelMar VAL-083 achieved regimen daily x 3 q 3wks (cycle = 21 days)	40 mg/m	[2]	x 3 days = 120 mg/m	[2]	240 mg/m	[2]	40 mg/m2/wk.

Daily x 5 q 5wks refers to a dosing regimen of once per day for five consecutive days every five weeks (35-day cycle while daily x 3 q 3wks refers to a dosing regimen of once per day for three consecutive days every three weeks (21-day cycle).

Our achieved dosing regimen increased the amount of VAL-083 delivered to the CNS over historical regimens without increased toxicity. Thus, our regimen achieved both a higher maximum concentration and higher overall exposure, which we believe may increase the likelihood of successful treatment outcomes in glioblastoma and other brain tumors.

Based on our ongoing Phase 2 study at MDACC, we believe that the safety profile of the 40 mg/m2 is within the existing safety monitoring guidelines described in the present study protocol. However, in consultation with the principal investigator at MDACC, we have amended the protocol for the study to modify the starting dose of VAL-083 to 30 mg/m2 on days 1, 2 and 3, of a 21-day cycle for this specific study population which has been previously treated with temozolomide. We believe this modification may improve tolerance in this patient population and maximize overall exposure to VAL-083 thereby increasing the number of cycles of drug patients are able to receive. The 30 mg/m2 dosing regimen is 20% over the historical regimen.

Pharmacokinetics

Pharmacokinetic (“PK”) analyses showed dose-dependent linear systemic exposure with a short (1-2h) plasma terminal half-life; average Cmax at 40 mg/m2/day was 781 ng/mL (5.3µM). The observed PK profile is comparable to published literature. Prior NCI-sponsored studies demonstrated that VAL-083 readily crosses the blood brain barrier and has a long (>20 hour) half-life in the CNS.

We believe that this PK profile is optimal for the treatment of brain tumors: A long CNS half-life is expected to maximize exposure of the drug in the brain increasing the likelihood of successful treatment outcomes, while a short plasma half-life is desirable to minimize systemic side effects.

Observed pharmacokinetics from VAL-083 Phase 1 clinical study dose vs. AUC

Based on observed and previously published pharmacokinetics, we believe that therapeutic doses equal to, or above, 20 mg/m2 daily on days 1, 2 and 3 of a 21-day cycle should deliver sufficient levels of VAL-083 to brain tumors to achieve a therapeutic benefit. We are currently using a dose of 30 mg/m2 daily on days 1, 2 and 3 of a 21-day cycle in our two Phase 2 studies that are currently ongoing.

MGMT & IDH1

High expression of MGMT and wild-type form of the enzyme isocitrate dehydrogenase (“IDH1”) have been previously shown to be diagnostic markers that correlate with resistance to currently available chemotherapies (e.g. temozolomide or nitrosourea) in the treatment of GBM and poor patient outcomes. Measurement of these biomarkers has become routine in clinical practice.

Notably, we have previously demonstrated that VAL-083’s anti-tumor mechanism is active independent from the MGMT status in vitro. We believe we will ultimately be able to use such biomarkers in a prognostic fashion to select the patients most likely to respond to treatment as we expand the clinical development of VAL-083.

Biomarker	Observation in Phase 1/2 clinical study
High MGMT (n=19)	84%
IDH-WT (n=11)	90%

Tumor Response and Outcomes

GBM patients in our Phase 1/2 clinical study were not re-resected prior to treatment with VAL-083 and therefore had a growing recurrent GBM tumor at the time of enrollment. Patients were monitored for tumor response by MRI.

Consistent with un-resected GBM, median progression free survival (“PFS”) was short at 1.2 months (range: 0.2—20.1 months). Five GBM patients treated with VAL-083 were reported to have stable disease as their best response following treatment; the remainder reported progressive disease.

Disease progression is typical in a refractory GBM population with non-resected tumors. However, we believe that slowed progression may provide meaningful clinical benefit in this patient population through prolonged overall survival and improved quality of life.

According to published literature, GBM patients failing Avastin have a poor prognosis with expected survival under five months.

Analysis of twenty-two patients receiving an assumed therapeutic dose of VAL-083 (?20mg/m2) demonstrated median survival of 8.35 months following Avastin failure.

VAL-083 compared to published literature

Reference	Post Avastin Salvage Therapy	Median Survival following Avastin Failure
Shih (2016)	VAL-083	8.35 months
Rahman (2014)	nitrosourea	4.3 months
Mikkelson (2011)	TMZ + irinotecan	4.5 months
Lu (2011)	dasatinib	2.6 months
Reardon (2011)	etoposide	4.7 months
Reardon (2011)	TMZ	2.9 months
Iwomoto (2009)	various	5.1 months

While recognizing these data are representative of a relatively small, non-controlled Phase 1/2 clinical study, we believe these outcomes support the potential of VAL-083 to offer meaningful clinical benefit to GBM patients who have failed Avastin, compared to currently available therapy.

VAL-083 Historical Data and Our Research in Ovarian Cancer

With the US Food and Drug Administration (“FDA”) approval for our investigational new drug application (“IND”), we have future plans for a phase 1/2, open-label, multicenter study of VAL-083 in patients with Recurrent Platinum Resistant Ovarian Cancer (“REPROVe”). Platinum-based chemotherapy is the standard-of-care in the treatment of ovarian cancer. Nearly all ovarian cancer patients eventually become resistant to platinum (“Pt”) based chemotherapy leading to treatment failure and poor patient outcomes. We have demonstrated that VAL-083 is active against Pt-resistant ovarian cancer in vitro. However, based on ongoing evaluation and input from our ovarian cancer advisory board, we are reassessing the development of VAL-083 for the treatment of ovarian cancer. We are in the process of evaluating the best path forward in ovarian cancer and are evaluating strategic options, including the potential combination of VAL-083 with PARP inhibitors. As a result, we have inactivated the IND while we explore alternative study designs.

Ovarian cancer is the fifth most common cancer in women and is the leading cause of death among women diagnosed with gynecological malignancies. In 2016, approximately 22,300 women in the US were diagnosed with ovarian cancer and 14,300 died from their disease.

Without treatment, ovarian cancer spreads within the pelvic region and metastasizes to distant sites such as the lungs, liver, spleen and, rarely, the brain. The initial symptoms of ovarian cancer such as abdominal bloating, indigestion, pelvic pain, or nausea are often attributed to symptoms caused by a less serious condition. Therefore, in most cases, ovarian cancer is not diagnosed until it has progressed to an advanced stage when it is no longer possible to surgically remove all tumor tissue.

When diagnosed at an advanced stage the 5-year survival rate is less than 40%. Women with ovarian cancer receive chemotherapy following surgery to treat residual disease.

VAL-083’s activity against ovarian epithelial adenocarcinoma (“OEA”) and squamous cell carcinoma of the cervix (“SCC”) was reported in prior NCI-sponsored clinical studies. Importantly, NCI-researchers recommended VAL-083 for further advanced studies in the treatment of ovarian cancer.

Pt-based chemotherapy is employed in the treatment of nearly 50% of all cancer patients and is employed in the treatment regimen of nearly all advanced-stage ovarian cancer patients. Ovarian cancer patients whose tumors are sensitive to Pt-based chemotherapy have the most favorable outcome. Recently, the approval of PARP inhibitors in the treatment of ovarian cancer patients demonstrated improved outcomes, particularly patients whose tumors remain sensitive to Pt-based treatments.

Pt-based chemotherapies function by causing extensive damage to a cancer cell’s DNA. Cancer cells are adept at overcoming DNA damage or employing mechanisms to repair DNA damage induced by Pt-based chemotherapy. One of the most common obstacles to DNA-damaging chemotherapy is mutations to a gene called p53. Cellular processes governed by the p53 gene are critical in assessing DNA damage and determining if a cell should cease from dividing or self-destruct. When p53 does not function properly, cancer cells continue to divide despite the treatment with DNA-damaging chemotherapy, making these drugs ineffective and leading to treatment resistance. This occurs in nearly all cases of the most difficult ovarian cancer to treat—high grade serous ovarian cancer (HGSOC)—which accounts for up to 70% of ovarian cancer cases and approximately 90% of ovarian cancer deaths. P53 mutations are associated with resistance to Pt-based chemotherapy, which leads to treatment failure and increased mortality. Solving this problem is a major goal in the development of new treatments for ovarian cancer.

Unfortunately, the development of resistance to Pt-based agents is nearly inevitable, leading to disease recurrence and increased mortality. Ultimately, most women with advanced ovarian cancer develop recurrent disease with progressively shorter disease-free intervals. Those whose tumors recur within 6 months of Pt-based therapy are considered Pt-resistant/refractory and have a very poor prognosis.

The response rate to second line therapy for Pt-resistant ovarian cancer patients is in the 10-15% range and overall survival is approximately 12 months. The development of new chemotherapies and targeted agents to overcome Pt resistance in ovarian cancer is a significant unmet medical need.

We have presented data demonstrating that VAL-083’s distinct mechanism of action allows activity in tumors that are resistant to other therapies. We have shown that cytotoxicity of VAL-083 against ovarian cancer is independent of sensitivity to cisplatin or p53 status in vitro.We have demonstrated that VAL-083 is active in Pt-resistant ovarian cells harboring a range of p53-mutations.

Our research has demonstrated that VAL-083 not only overcomes Pt resistance, but the combination of VAL-083 with Pt-based chemotherapy displays synergy in multiple models in vitro and in vivo.This further suggests a distinct mechanism of action and potential use as part of a VAL-083/Pt-combination therapy.

The combination of VAL-083 with either cisplatin (A) or oxaliplatin (B) in the human H460 (WT p53) NSCLC model demonstrated significant super additivity (p?0.05) and/or synergism (CI<1) for both combinations. This cytotoxic effect of VAL-083 in combination with either platinum drug was observed also in A549 (WT p53) and H1975 (mutant p53) NSCLC cells, independently of p53 status (not shown). Data, where applicable, are shown as mean ± SE; N=7.

While Pt-based chemotherapy is the standard treatment for ovarian cancer, PARP inhibitors have recently provided a new treatment option for a subset of patients with platinum-sensitive recurrent ovarian cancer. VAL-083 also demonstrates synergistic activity with certain PARP inhibitors, including olaparib (Lynparza) and talazoparib in vitro, suggesting VAL-083 may have utility in the treatment of ovarian cancer in combination with PARP inhibitors.

We believe that these data demonstrate the potential of VAL-083 to treat platinum-resistant ovarian cancers as a single-agent against platinum-resistant tumors in combination with platinum-based chemotherapeutic regimens or in combination with PARP inhibitors.

Other Indications for VAL-083—Potential Future Opportunities

VAL-083 in Lung Cancer

Lung cancer is a leading cause of cancer death around the world and effective treatment for lung cancer remains a significant global unmet need despite advances in therapy. Incidence of lung cancer in the United States is approximately 47 per 100,000 with the majority (85%) being NSCLC, the most common type of lung cancer. Globally, the market for lung cancer treatment may exceed $24 billion by 2033 according to a report published by Evaluate Pharma.

The activity of VAL-083 against solid tumors, including lung cancer, has been established in both preclinical and human clinical studies conducted by the NCI. DelMar has developed new nonclinical data to support the utility of VAL-083 in the modern treatment of lung cancer. In an established murine xenograft model of NSCLC, the activity of VAL-083 was compared to standard platinum-based therapy with cisplatin against human NSCLC cell lines A549 (TKI-sensitive) and H1975 (TKI-resistant). In the study, VAL-083 demonstrated superior efficacy and safety in the treatment of TKI-susceptible (A549) tumors and in TKI-resistant (H1975) tumors.

Central Nervous System Metastases of Solid Tumors

The successful management of systemic tumors by modern targeted therapies has led to increased incidence of mortality due to CNS metastases of lung cancer and other solid tumors. In June 2013, we split our Phase 1/2 clinical study protocol into two separate studies: one focusing solely on refractory GBM and the other focusing on secondary brain cancers caused by other tumors that have spread to the brain.

Based on historical clinical activity and our own research, we believe that VAL-083 may be suitable for the treatment of patients with CNS metastases who currently have limited treatment options. Subject to the availability of financial and operating resources, we plan to develop a separate protocol for the continued exploration of VAL-083 in patients with secondary brain cancer caused by a solid tumor spreading to the brain.

Pediatric Brain Tumors

Tumors of the brain and spine make up approximately 20 percent of all childhood cancers and they are the second most common form of childhood cancer after leukemia.

The activity of VAL-083 against childhood and adolescent brain tumors has been established in both preclinical and human clinical studies conducted by the NCI. We have presented data indicating that VAL-083 offers potential therapeutic alternatives for the treatment of pediatric brain tumors including SHH-p53 mutated medulloblastoma. In March 2016, the FDA granted orphan drug designation for the use of VAL-083 in the treatment of medulloblastoma. Subject to the availability of resources, we intend to collaborate with leading academic researchers for the continued exploration of VAL-083 as a potential treatment of childhood brain tumors.

VAL-083 target markets	2024 Estimated Global Sales
Glioblastoma multiforme (GBM)	$1.5B
Ovarian Cancer	$4.2B
Non-small cell lung cancer (NSCLC)	$32.6B

Source: Evaluate Pharma

Additional Indications for VAL-083

In historical studies sponsored by the NCI in the United States, VAL-083 exhibited clinical activity against a range of tumor types including central nervous system tumors, solid tumors, and hematologic malignancies. We have established new nonclinical data supporting the activity of VAL-083 in different types of cancer that are resistant to modern targeted therapies and we believe that the unique cytotoxic mechanism of VAL-083 may provide benefit to patients in a range of indications. We intend to continue to research these opportunities, and if appropriate, expand our clinical development efforts to include additional indications.

VAL-083 Target Markets

DNA-targeting agents such as alkylating agents or platinum-based chemotherapy form the mainstay of chemotherapy treatments used in the treatment of cancers. For example, TMZ had peak annual sales of $1.1 billion in 2010, while bendamustine, had peak annual sales of $0.8 billion in 2014.

Our product candidate, VAL-083, is a first-in-class DNA targeting agent with a novel mechanism of action. VAL-083’s anti-cancer activity was established in a range of tumor types in prior NCI-sponsored clinical studies. Based on this novel mechanism, we have demonstrated that the anti-cancer activity is maintained against tumor cells that are resistant to other DNA-targeting agents. We believe this positions VAL-083 as a potential chemotherapy-of-choice for patients whose tumors are resistant to current standard-of-care chemotherapy in orphan and major cancer indications.

Our ongoing research and development activities are focused on indications where VAL-083 demonstrated promising activity in prior NCI-sponsored studies and where our research suggests an opportunity to address significant unmet medical needs due to the failure of existing treatments.

Glioblastoma Multiforme

GBM is the most common and the most lethal form of glioma. According to the Central Brain Tumor Registry of The United States, GBM occurs with an incidence of 3.20 per 100,000 person-years. Approximately 13,000 new cases of GBM were diagnosed in the United States and 16,000 in Europe during 2017.

Newly diagnosed patients suffering from GBM are initially treated through invasive brain surgery, although disease progression following surgical resection is nearly 100%. Temozolomide (Temodar®) in combination with radiation is the front-line therapy for GBM following surgery. Global revenues of branded Temodar reached $1.1 billion in 2010. Approximately 60% of GBM patients treated with Temodar® experience tumor progression within one year. Median overall survival in newly-diagnosed, unmethylated GBM patients is 12.2 months.

Bevacizumab (Avastin®) has been approved for the treatment of GBM in patients failing Temodar®. In clinical studies, approximately 20% of patients failing Temodar® respond to Avastin® therapy and no improvement in median survival was reported.

The market for refractory (Avastin-failed) GBM is limited to those jurisdictions where Avastin is approved for the treatment of GBM. The United States, Canada, Australia, Japan and Switzerland represent the major markets where Avastin is used in the treatment of GBM.

Based on a November 2018 report from GlobalData, we believe there is a projected market opportunity for GBM of approximately $800 million, estimated to reach approximately $1.8 billion by 2027.

Ovarian Cancer

The American Cancer Society estimates that approximately 22,000 women will receive a new diagnosis of ovarian cancer and approximately 14,000 women will die from ovarian cancer in the United States each year. Ovarian cancer ranks fifth in cancer deaths among women, accounting for more deaths than any other cancer of the female reproductive system.

The potential of VAL-083 in the treatment of ovarian cancer has been established in prior NCI-sponsored clinical studies and by our recent research. The FDA has granted orphan drug status to VAL-083 as a potential treatment for ovarian cancer and we have recently received notice of allowance for our IND to initiate a Phase 1-2 clinical study to investigate the safety and effectiveness of VAL-083 in patients with recurrent platinum resistant ovarian cancer (VAL-083 REPROVe study).

Ovarian cancers are commonly treated with a platinum-based chemotherapy regimen. Initial tumor response rates are relatively high. However, the development of resistance to Pt-based chemotherapy in ovarian cancer patients is nearly inevitable. Our research suggests that VAL-083 may offer a potential treatment option for ovarian cancer patients who are resistant to platinum-based chemotherapy and as a potential combination therapy with other agents. We believe the profile of VAL-083 offers the potential to capture meaningful market share in the multi-billion ovarian cancer market.

Lung Cancer

Lung cancer is the most common cancer in the world with 1.8 million cases in 2012, representing 13% of all cancers. According to the American Lung Association, lung cancer is the leading cancer killer in both men and women in the U.S. During 2018, an estimated 234,030 new cases of lung cancer were expected to be diagnosed.

The potential of VAL-083 in the treatment of NSLSC has been established in both human clinical studies conducted by the NCI and by the drug’s commercial approval in China. We believe the profile of VAL-083 offers the potential to capture meaningful market share in the multi-billion NSCLC market.

VAL-083 Manufacturing

VAL-083 is a small-molecule chemotherapeutic. Chemical synthesis of the active pharmaceutical ingredient (“API”) was initially established by the NCI. We have made improvements to this process and have obtained patents on these improvements. The current manufacturing process involves fewer than five synthetic steps.

VAL-083 drug product is a lyophilized (freeze-dried) formulation that is reconstituted for intravenous injection. We anticipate that overall cost of goods for an eventual commercial product will be similar to other injectable, small-molecule pharmaceuticals.

Until recently, supply of VAL-083 for our clinical studies has been provided through our collaboration with Guangxi Wuzhou Pharmaceutical Company. Guangxi Wuzhou Pharmaceutical Company as a manufacturer has established a commercial-scale manufacturing process based on the North American process originally developed for the NCI that has been licensed by the CFDA for commercial supply of VAL-083 in China. However, to-date, they have not achieved the quality of systems necessary to meet FDA manufacturing standards.

To address the need to meet FDA standards, we have engaged third-party contract manufacturers with the capabilities to establish the processes, procedures and quality systems necessary to meet U.S., Canadian, E.U. and other international manufacturing requirements in accordance with Good Manufacturing Practice (“cGMP”) regulations. We have now received drug supply manufactured under full cGMP conditions. We intend to use this drug supply for all future clinical studies.

We have developed and patented certain intellectual property related to quality controls that are used in the release of VAL-083 for our clinical studies in the United States. This intellectual property is also required for product release under CFDA guidelines and we have granted access to our intellectual property for this purpose.

Research and Development Collaborations

Guangxi Wuzhou Pharmaceutical Company

Pursuant to a memorandum of understanding and collaboration agreement, dated October 25, 2012, we have established a strategic collaboration with Guangxi Wuzhou Pharmaceutical Company, a subsidiary of publicly traded Guangxi Wuzhou Zhongheng Group Co., Ltd. (SHG: 600252) (the “Guangxi Agreement”). VAL-083 is approved for the treatment of chronic myelogenous leukemia (“CML”) and lung cancer in China and Guangxi Wuzhou Pharmaceutical Company is the only manufacturer licensed by the CFDA to produce the product for the China market. Through the Guangxi Agreement, we have been provided drug product for our ongoing Phase 2 study in China as well as for certain clinical studies in the United States. In addition, we have secured certain commercial rights in China.

Pursuant to the Guangxi Agreement, we have granted to Guangxi Wuzhou Pharmaceutical Company a royalty-free license to certain of our intellectual property for use in China as it relates to quality control and drug production methods for VAL-083. In addition, subject to successful agreement on definitive commercial terms, we have agreed that Guangxi Wuzhou Pharmaceutical Company will be our exclusive supplier of VAL-083 for clinical studies and commercial sales, subject to Guangxi Wuzhou Pharmaceutical Company obtaining and maintaining cGMP certification by the FDA, EMA or other applicable regulatory agencies, and Guangxi Wuzhou Pharmaceutical Company being able to meet volumes ordered by us. To-date, Guangxi Wuzhou Pharmaceutical Company has not achieved cGMP certification with respect to the manufacturing of VAL-083.

This Guangxi Agreement also provides us with certain exclusive commercial rights related to drug supply. Specifically, the Guangxi Agreement establishes an exclusive supply relationship between us and Guangxi Wuzhou Pharmaceutical Company for the Chinese market and all markets outside China. Guangxi Wuzhou Pharmaceutical Company agreed that it may not sell VAL-083 for markets outside of China to any other purchaser other than us, provided that, during the first three years following regulatory clearance for marketing of VAL-083 in a particular country or region, we meet proposed sales volumes set by Guangxi Wuzhou Pharmaceutical Company for the country or region. In addition, Guangxi Wuzhou Pharmaceutical Company granted us a pre-emptive right in China (subject to our acceptance of proposed sales volume and prices) to purchase VAL-083 produced by Guangxi Wuzhou Pharmaceutical Company.

With respect to the Phase 3, or registration study, for GBM to be undertaken in China in order to ultimately commercialize VAL-083 in China, we are not under an obligation to participate in such a study. However, our participation in such a study in China, for the Chinese market, would be part of a larger negotiation process between us and Guangxi Wuzhou Pharmaceutical Company to determine how such a study would be conducted. We plan to execute Phase 3 trial(s) and to seek approval for VAL-083 outside of China and we have no dependency or obligations to Guangxi Wuzhou Pharmaceutical Company with respect to studies we plan to conduct outside of China.

The term of the Guangxi Agreement (except as it relates to the exclusive rights in the China market) is indefinite, subject to termination upon written agreement of all parties, or if either party breaches any material term and fails to remedy such breach within 30 days of receipt of notice of the breach, or if any action to be taken thereunder is not agreed to by both parties, provided that such matter is referred to the chief executive officer of both parties, and they are unable to resolve such matter within 90 days. No payments have been made to date under the Guangxi Agreement to or from either DelMar or Guangxi Wuzhou Pharmaceutical Company.

Patents and Proprietary Rights

Our success will depend in part on our ability to protect our existing product candidate and the products we acquire or license by obtaining and maintaining a strong proprietary position. To develop and maintain our position, we intend to continue relying upon patent protection, orphan drug status, Hatch-Waxman exclusivity, trade secrets, know-how, continuing technological innovations and licensing opportunities.

We have filed patent applications claiming the use of, and improvements related to VAL-083. Our patent filings also include proposed treatment regimens, improvements to the manufacturing process, formulation and composition of the active pharmaceutical ingredient, and finished dosage forms of VAL-083. We are prosecuting our patent applications in the United States and other jurisdictions which we deem important for the potential commercial success of VAL-083.

Our patents and patent applications can be summarized in fourteen series as follows:

•	Series I is generally directed to synthesis of VAL-083.

Patent or Patent Application No.	Title	Expiry
United States Patent No. 8,563,758	Method Of Synthesis Of Substituted Hexitols Such As Dianhydrogalactitol	2031
United States Patent No. 8,921,585	Method Of Synthesis Of Substituted Hexitols Such As Dianhydrogalactitol	2031
United States Patent No. 9,085,544	Method Of Synthesis Of Substituted Hexitols Such As Dianhydrogalactitol	2031
United States Patent No. 9,630,938	Method Of Synthesis Of Substituted Hexitols Such As Dianhydrogalactitol	2031
PCT Patent Application Serial No. PCT/US2011/048032	Method Of Synthesis Of Substituted Hexitols Such As Dianhydrogalactitol. National phase applications pending and granted in various countries.	2031

•	Series II is generally directed to use of VAL-083 to treat a range of diseases and conditions, including but not limited to malignancies.

Patent or Patent Application No.	Title	Expiry
United States Patent No. 9,066,918	Compositions And Methods To Improve The Therapeutic Benefit Of Suboptimally Administered Chemical Compounds Including Substituted Hexitols Such As Dianhydrogalactitol And Diacetyldianhydrogalactitol	2031
United States Patent No. 9,901,563	Compositions And Methods To Improve The Therapeutic Benefit Of Suboptimally Administered Chemical Compounds Including Substituted Hexitols Such As Dianhydrogalactitol And Diacetyldianhydrogalactitol	2031

•	Series III is generally directed to analytical methods for VAL-083.

Patent or Patent Application No.	Title	Expiry
United States Patent No. 9,759,698	Improved Analytical Methods For Analyzing And Determining Impurities In Dianhydrogalactitol	2033
United States Patent No. 10,145,824	Improved Analytical Methods For Analyzing And Determining Impurities In Dianhydrogalactitol	2033
United States Patent No. 9,029,164	Improved Analytical Methods For Analyzing And Determining Impurities In Dianhydrogalactitol	2033
PCT Patent Application Serial No. PCT/IB2013/000793	Improved Analytical Methods For Analyzing And Determining Impurities In Dianhydrogalactitol. National phase applications pending and granted in various countries.	2033

Patent or Patent Application No.	Title	Expiry
PCT Patent Application Serial No. PCT/US2014/066087	Improved Analytical Methods For Analyzing And Determining Impurities In Dianhydrogalactitol.	2034

•	Series IV is generally directed to the use of VAL-083 to treat GBM or medulloblastoma.

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 16/242,752	Use Of Substituted Hexitols Including Dianhydrogalactitol And Analogs To Treat Neoplastic Disease And Cancer Stem Cells Including Glioblastoma Multiforme And Medulloblastoma	2031
United States Patent No. 9,687,466	Use Of Substituted Hexitols Including Dianhydrogalactitol And Analogs To Treat Neoplastic Disease And Cancer Stem Cells Including Glioblastoma Multiforme And Medulloblastoma	2033
United States Patent No. 10,201,521	Use Of Substituted Hexitols Including Dianhydrogalactitol And Analogs To Treat Neoplastic Disease And Cancer Stem Cells Including Glioblastoma Multiforme And Medulloblastoma	2033
PCT Patent Application Serial No. PCT/US2013/022505	Use Of Substituted Hexitols Including Dianhydrogalactitol And Analogs To Treat Neoplastic Disease And Cancer Stem Cells Including Glioblastoma Multiforme And Medulloblastoma. National phase applications pending in various countries.	2033

•	Series V is generally directed to the veterinary use of VAL-083.

Patent or Patent Application No.	Title	Expiry
United States Patent No. 9,814,693	Veterinary Use Of Dianhydrogalactitol, Diacetyldianhydrogalactitol, And Dibromodulcitol To Treat Malignancies	2033

•	Series VI is generally directed to the use of VAL-083 to treat tyrosine-kinase-inhibitor-resistant malignancies.

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 14/409,909	Methods For Treating Tyrosine-Kinase-Inhibitor-Resistant Malignancies In Patients With Genetic Polymorphisms Or Ahi1 Dysregulations Or Mutations Employing Dianhydrogalactitol, Diacetyldianhydrogalactitol, Dibromodulcitol, Or Analogs Or Derivatives Thereof
PCT Patent Application Serial No. PCT/US2013/047320	Methods For Treating Tyrosine-Kinase-Inhibitor-Resistant Malignancies In Patients With Genetic Polymorphisms Or Ahi1 Dysregulations Or Mutations Employing Dianhydrogalactitol, Diacetyldianhydrogalactitol, Dibromodulcitol, Or Analogs Or Derivatives Thereof. National phase applications pending in various countries.	2033

•	Series VII is generally directed to the use of VAL-083 to treat recurrent malignant glioma and progressive secondary brain tumor.

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 14/682,226	Use Of Dianhydrogalactitol And Analogs And Derivatives Thereof To Treat Recurrent Malignant Glioma Or Progressive Secondary Brain Tumor
PCT Application Serial No. PCT/US2014/040461	Use Of Dianhydrogalactitol And Analogs And Derivatives Thereof To Treat Recurrent Malignant Glioma Or Progressive Secondary Brain Tumor. National phase applications pending and granted in various countries.	2034

•	Series VIII is generally directed to the use of VAL-083 to treat non-small-cell lung cancer.

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 14/710,240	Use of Dianhydrogalactitol and Analogs or Derivatives Thereof in Combination With Platinum-Containing Antineoplastic Agents to Treat Non Small-Cell Carcinoma of the Lung and Brain Metastases
PCT Patent Application Serial No. PCT/US2015/024462	Use of Dianhydrogalactitol and Analogs or Derivatives Thereof to Treat Non-Small Cell Carcinoma of the Lung and Ovarian Cancer. National phase applications pending in various countries.	2035

•	Series IX is generally directed to the use of VAL-083 and radiation to treat NSCLC and GBM.

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 15/525,933	Dianhydrogalactitol Together with Radiation to Treat Non-Small-Cell Carcinoma of the Lung and Glioblastoma Multiforme.
PCT Patent Application Serial No. PCT/US2015/059814	Dianhydrogalactitol Together with Radiation to Treat Non-Small-Cell Carcinoma of the Lung and Glioblastoma Multiforme. National phase applications pending in various countries.	2035

•	Series X is generally directed to the use of VAL-083 in NSCLC and ovarian cancer:

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 15/759,104	Use of Dianhydrogalactitol And Derivatives Thereof in the Treatment of Glioblastoma, Lung Cancer and Ovarian Cancer.

•	Series XI is generally directed to the use of VAL-083 in the treatment of CNS malignancies:

Patent or Patent Application No.	Title	Expiry
United States Patent No. 15/771,631	Use of Dianhydrogalactitol or Derivatives and Analogs Thereof for Treatment of Pediatric Central Nervous System Malignancies.

•	Series XII is generally directed to the analysis and resolution of VAL-083 preparations:

Patent or Patent Application No.	Title	Expiry
United States Patent No. 10,591,445	Methods for analysis and Resolution of Preparations of Dianhydrogalactitol and Derivatives and Analogs Thereof.	2036
United States Patent Application Serial No. 16/816,129	Methods for analysis and Resolution of Preparations of Dianhydrogalactitol and Derivatives and Analogs Thereof.
PCT Patent Application Serial No. PCT/US2016/063362	Methods for analysis and Resolution of Preparations of Dianhydrogalactitol and Derivatives and Analogs Thereof. National phase applications pending in various countries.	2036

•	Series XIII is generally directed to combinations:

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 16/609,721	Use of Dianhydrogalactitol and Analogs and Derivatives in Combination VEGF inhibitors to Treat Cancer
United States Patent Application Serial No. 16/489,122	Use of Dianhydrogalactitol and Analogs and Derivatives in Combination with a P53 Modulator or a PARP Inhibitor
PCT Patent Application Serial No. PCT/US2018/020314	Use of Dianhydrogalactitol and Analogs and Derivatives in Combination with a P53 Modulator or a PARP Inhibitor. National phase application pending.	2038

•	Series XIV is generally directed to DIPG:

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 16/768,827	Dianhydrogalactitol for the Treatment of Diffuse Intrinsic Pontine Gliomas

One of the inventors listed in our Series IX applications is an employee of the University of California, San Francisco. If a patent issues from a patent application in this series with a claim that the University of California employee conceived of, in whole or in part, then the Regents of the University of California will share ownership of any such patent with us. Our research agreements with the University of California address this issue by providing us with an exclusive option, for a limited period of time, to negotiate a royalty-bearing exclusive license for commercialization of the invention covered by that patent.

In addition to patent protection, we may also seek orphan drug status whenever it is available. If a product which has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and Canada, and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for a different clinical indication.

VAL-083 has been granted protection under the Orphan Drug Act by the FDA and the European Medicines Agency for the treatment of gliomas, including GBM. The FDA has also granted Orphan Drug protection to VAL-083 for the treatment of medulloblastoma and ovarian cancer.

In February 2012, the FDA granted orphan drug status to VAL-083 for the treatment of glioma. In January 2013, the EMA also granted orphan drug protection to VAL-083 for the treatment of glioma. In the spring of 2016, the FDA Office of Orphan Products Development granted orphan drug designations to VAL-083 for the treatment of ovarian cancer and medulloblastoma.

In addition to our patents and orphan drug protection, we intend to rely on the Hatch-Waxman Amendments for five years of data exclusivity for VAL-083.Under the Hatch-Waxman Amendments, newly approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. These amendments provide five-year data exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active ingredient. The Hatch-Waxman Amendments prohibit the approval of an abbreviated new drug application, also known as an ANDA or generic drug application, during the five-year exclusive period if no patent is listed. If there is a patent listed and the ANDA applicant certifies that the NDA holder’s listed patent for the product is invalid or will not be infringed, the ANDA can be submitted four years after NDA approval. Protection under the Hatch-Waxman Amendments will not prevent the filing or approval of another full NDA; however, the applicant would be required to conduct its own pre-clinical studies and adequate and well-controlled clinical studies to demonstrate safety and effectiveness. The Hatch-Waxman Amendments also provide three years of data exclusivity for the approval of NDAs with new clinical studies for previously approved drugs and supplemental NDAs, for example, for new indications, dosages or strengths of an existing drug, if new clinical investigations were conducted by or on behalf of the sponsor and were essential to the approval of the application. This three-year exclusivity covers only the new changes associated with the supplemental NDA and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient.

We also rely on trade secret protection for our confidential and proprietary information. We believe that the substantial costs and resources required to develop technological innovations, such as the manufacturing processes associated with VAL-083, will help us to protect the competitive advantage of our product candidate.

The protection of intellectual property rights in China (where our clinical product candidate, VAL-083, is manufactured pursuant to a collaboration agreement with the only manufacturer presently licensed by the CFDA to produce the product for the China market, and where VAL-03 is approved for the treatment of CML and lung cancer) is relatively weak compared to the United States, which may negatively affect our ability to generate revenue from VAL-083 in China.

Our policy is to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions conceived by the individual shall be our exclusive property.

Government Regulation and Product Approval

Regulation by governmental authorities in the U.S. and other countries is a significant factor, affecting the cost and time of our research and product development activities, and will be a significant factor in the manufacture and marketing of any approved products. Our product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other approval requirements by the FDA and similar regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, reporting, labeling, transport and storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, the necessary regulatory approvals could harm our business.

The regulatory requirements relating to the testing, manufacturing and marketing of our products may change from time to time and this may impact our ability to conduct clinical studies and the ability of independent investigators to conduct their own research with support from us.

The clinical development, manufacturing and marketing of our products are subject to regulation by various authorities in the U.S., the E.U. and other countries, including, in the U.S., the FDA, in Canada, Health Canada, and, in the E.U., the EMA. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act in the U.S. and numerous directives, regulations, local laws and guidelines in Canada and the E.U. govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within these regulatory frameworks takes a number of years and involves the expenditure of substantial resources.

Regulatory approval will be required in all the major markets in which we seek to develop our products. At a minimum, approval requires the generation and evaluation of data relating to the quality, safety, and efficacy of an investigational product for its proposed use. The specific types of data required and the regulations relating to this data will differ depending on the territory, the drug involved, the proposed indication and the stage of development.

In general, new chemical entities are tested in animals until adequate evidence of safety is established to support the proposed clinical study protocol designs. Clinical studies for new products are typically conducted in three sequential phases that may overlap. In Phase 1, the initial introduction of the pharmaceutical into either healthy human volunteers or patients with the disease (20 to 50 subjects), the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase 2 involves studies in a limited patient population (50 to 200 patients) to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows preliminary evidence of some effectiveness and is found to have an acceptable safety profile in Phase 2 evaluations, Phase 3 studies are undertaken to more fully evaluate clinical outcomes in a larger patient population in adequate and well-controlled studies designed to yield statistically sufficient clinical data to demonstrate efficacy and safety.

In the U.S., specific preclinical data, manufacturing and chemical data, as described above, need to be submitted to the FDA as part of an IND application, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase 1 studies in human volunteers may commence only after the application becomes effective. Prior regulatory approval for human healthy volunteer studies is also required in member states of the E.U. Currently, in each member state of the E.U., following successful completion of Phase 1 studies, data are submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase 2 studies. The regulatory authorities in the E.U. typically have between one and three months in which to raise any objections to the proposed study, and they often have the right to extend this review period at their discretion. In the U.S., following completion of Phase 1 studies, further submissions to regulatory authorities are necessary in relation to Phase 2 and 3 studies to update the existing IND.

Authorities may require additional data before allowing the studies to commence and could demand that the studies be discontinued at any time if there are significant safety issues. In addition to the regulatory review, studies involving human subjects must be approved by an independent body. The exact composition and responsibilities of this body will differ from country to country. In the U.S., for example, each study will be conducted under the auspices of an independent institutional review board (IRB) at each institution at which the study is conducted. The IRB considers among other things, the design of the study, ethical factors, the privacy of protected health information as defined under the Health Insurance Portability and Accountability Act, the safety of the human subjects and the possible liability risk for the institution. Equivalent rules to protect subjects’ rights and welfare apply in each member state of the E.U. where one or more independent ethics committees, which typically operate similarly to an IRB, will review the ethics of conducting the proposed research. Other regulatory authorities around the rest of the world have slightly differing requirements involving both the execution of clinical studies and the import/export of pharmaceutical products. It is our responsibility to ensure we conduct our business in accordance with the regulations of each relevant territory.

In order to gain marketing approval, we must submit a dossier to the relevant authority for review, which is known in the U.S. as a new drug application (NDA) and in the E.U. as a marketing authorization application (MAA). The format is usually specific and laid out by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product as well as the nonclinical and clinical data. Once the submitted NDA is accepted for filing by the FDA, it undertakes the review process that currently takes on average 10 months, unless an expedited priority review is granted which takes six months to complete. Approval can take several months to several years, if multiple 10-month review cycles are needed before final approval is obtained, if at all.

The approval process can be affected by a number of factors. The NDA may require additional preclinical, manufacturing data or clinical studies which may be requested at the end of the 10-month NDA review cycle, thereby delaying approval until additional data are submitted and may involve substantial unbudgeted costs.

In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. The regulatory authorities usually will conduct an inspection of relevant manufacturing facilities, and review manufacturing procedures, operating systems and personnel qualifications. Further inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor for adverse effects or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies may be necessary to gain approval for any additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect the marketability of a product.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs in the indications on which we are focusing our efforts. These include accelerated approval under Subpart H of the agency’s NDA approval regulations, fast track drug development procedures, breakthrough drug designation and priority review. At this time, we have not determined whether any of these approval procedures will apply to our current drug candidate.

By leveraging existing preclinical and clinical safety and efficacy data, we seek to build upon an existing knowledge base to accelerate our research. In addition, through our focus on end-stage population which has no current treatment options, regulatory approval for commercialization may sometimes be achieved in an accelerated manner. Accelerated approval by the FDA in this category may be granted on objective response rates and duration of responses rather than demonstration of survival benefit. As a result, studies of drugs to treat end-stage refractory cancer indications have historically involved fewer patients and generally have been faster to complete than studies of drugs for other indications. We are aware that the FDA and other similar agencies are regularly reviewing the use of objective endpoints for commercial approval and that policy changes may impact the size of studies required for approval, timelines and expenditures significantly.

The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects no more than 200,000 individuals. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive, it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U.

Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. Orphan drug designation must be requested before submitting an NDA or MAA. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. However, this designation provides an exemption from marketing and authorization fees charged to NDA sponsors under the Prescription Drug Act (PDUFA Fees).

Maintaining substantial compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Drug manufacturers are required to register their establishments with the FDA and certain state agencies, and after approval, the FDA and these state agencies conduct periodic unannounced inspections to ensure continued compliance with ongoing regulatory requirements, including cGMPs. In addition, after approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. The FDA may require post-approval testing and surveillance programs to monitor safety and the effectiveness of approved products that have been commercialized. Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including:

•	record-keeping requirements;

•	reporting of adverse experiences with the drug;

•	providing the FDA with updated safety and efficacy information;

•	reporting on advertisements and promotional labeling;

•	drug sampling and distribution requirements; and

•	complying with electronic record and signature requirements.

In addition, the FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. There are numerous regulations and policies that govern various means for disseminating information to health-care professionals as well as consumers, including to industry sponsored scientific and educational activities, information provided to the media and information provided over the Internet. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

The FDA has very broad enforcement authority and the failure to comply with applicable regulatory requirements can result in administrative or judicial sanctions being imposed on us or on the manufacturers and distributors of our approved products, including warning letters, refusals of government contracts, clinical holds, civil penalties, injunctions, restitution and disgorgement of profits, recall or seizure of products, total or partial suspension of production or distribution, withdrawal of approvals, refusal to approve pending applications, and criminal prosecution resulting in fines and incarceration. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. In addition, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Sales of our product candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any drug candidates that we develop will be made on a payor-by-payor basis. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of our product candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Because of our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors, we will also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business, including our clinical research, proposed sales, marketing and educational programs. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, or both. The U.S. laws that may affect our ability to operate, among others, include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

We are also subject to numerous environmental and safety laws and regulations, including those governing the use and disposal of hazardous materials. The cost of compliance with and any violation of these regulations could have a material adverse effect on our business and results of operations. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, accidental contamination or injury from these materials may occur. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we are not able to predict the extent of government regulation, and the cost and effect thereof on our competitive position, which might result from any legislative or administrative action pertaining to environmental or safety matters.

Competition

The development and commercialization of new drug products is highly competitive. We expect that we will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to VAL-083 and any other product candidates that we may seek to develop or commercialize in the future. Specifically, due to the large unmet medical need, global demographics and relatively attractive reimbursement dynamics, the oncology market is fiercely competitive and there are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects or are less costly than any product candidates that we are currently developing or that we may develop, which could render our product candidates obsolete and noncompetitive.

All of the top ten global pharmaceutical companies and many of the mid-size pharmaceutical companies have a strong research and development and commercial presence in oncology with immuno-oncology being an area of recent focus. Smaller companies are also heavily focused in immuno-oncology, including: Fate Therapeutics, I-Mab Biopharma, Forty Seven, Arcus Biosciences, Gritstone Oncology, Autolus Therapeutics, Rakuten Medical, Rubius Therapeutics, Allogene Therapeutics, and BioNTech.

Companies with approved marketed oncology products for GBM are Merck (Temodar®) and Genentech (Avastin®). Several companies are marketing and developing oncology immunotherapy products. Examples of oncology immunotherapy companies and other product candidates in clinical development for GBM include, but are not limited to:

•	Bayer’s Stivarga® (regorafenib) is in the GBM AGILE (Glioblastoma Adaptive Global Innovative Learning Environment) trial sponsored by Global Coalition for Adaptive Research (GCAR);

•

Medicenna’s Interleukin-4 pseduomonas exotoxin fusion (MDNA55) was studied in patients with rGBM and has been granted both Fast Track (FDA) and Orphan Drug Status (FDA and EMA) for the treatment of rGBM;

•	Bexion Pharmaceuticals’ BXQ-350;

•	AiVita Biomedical initiated its Phase II trial in patients with newly diagnosed glioblastoma;

•	CANBridge Life Sciences initiated its Phase II/III glioblastoma multiforme trial in China;

•	Diffusion Pharmaceuticals initiated a Phase III trial for its lead glioblastoma product;

•

Celgene’s marizomib, a novel, brain-penetrant proteasome inhibitor is entering Phase III for a combination with standard temozolomide-based radiochemotherapy versus standard temozolomide-based radiochemotherapy alone in patients with newly diagnosed glioblastoma; and

•	Inovio and Regeneron partnered on a brain cancer study using a pair two of its investigative drugs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products before we are able to obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining marketing approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

We expect that our ability to compete effectively will depend upon our ability to:

•

successfully and rapidly complete adequate and well-controlled clinical studies that demonstrate statistically significant safety and efficacy and to obtain all requisite regulatory approvals in a cost-effective manner;

•	maintain a proprietary position for our manufacturing processes and other technology;

•	produce our products in accordance with FDA and international regulatory guidelines;

•	attract and retain key personnel; and

•	build or access an adequate sales and marketing infrastructure for any approved products.

Failure to do one or more of these activities could have an adverse effect on our business, financial condition or results of operations.

Corporate History

We are a Nevada corporation formed on June 24, 2009 under the name Berry Only Inc. On January 25, 2013, we entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of ours (the “Reverse Acquisition”).

DelMar Pharmaceuticals, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation incorporated on April 6, 2010, which is a clinical stage company with a focus on the development of drugs for the treatment of cancer. We are also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition.

On May 20, 2016, we effected a 1-for-4 reverse split of DelMar Common Stock.

On May 8, 2019, we effected a one-for-ten reverse stock split (the “2019 Reverse Stock Split”) of our issued and outstanding and authorized DelMar Common Stock. The 2019 Reverse Stock Split did not affect our authorized preferred stock of 5,000,000 shares; except that, pursuant to the terms of the Certificate of Designations of Series B Convertible Preferred Stock for the issued and outstanding shares of DelMar Series B Preferred Stock, the conversion price at which shares of DelMar Series B Preferred Stock may be converted into shares of DelMar Common Stock will be proportionately adjusted to reflect the 2019 Reverse Stock Split.

On June 26, 2019, we amended the DelMar Articles to increase the number of authorized shares of DelMar Common Stock from 7,000,000 to 95,000,000 shares.

Research and Development

During the years ended June 30, 2019 and 2018, we recognized $3,662,056 and $7,132,952, respectively, in research and development expenses.

Employees

We have two full-time employees and retain the services of approximately 15 persons on an independent contractor/consultant and contract-employment basis. As such, we currently operate in a “virtual” corporate structure in order to minimize fixed personnel costs.

Properties

Our corporate headquarters are currently located at 12707 High Bluff Drive, Suite 200, San Diego CA, 92130. We recently relocated our headquarters from Suite 720-999 West Broadway, Vancouver, British Columbia, Canada which will remain open as an administrative office. Our clinical operations are managed at 3475 Edison Way, Suite R, Menlo Park, California, 94025. Our current monthly base rent for our Vancouver office is $3,103 (CDN $4,375) on a month-to-month basis. In addition, Valent Technologies, LLC (“Valent”), which is owned by Dr. Dennis Brown, our Chief Scientific Officer, leases facilities in California and we have access to such facilities pursuant to an informal unwritten arrangement with Valent. Our leased premises, academic relationships, and access to the Valent facility are sufficient to meet the immediate needs of our business, research and operations.

Legal Proceedings

There are no legal proceedings to which we are a party or any of our property is the subject.

Available Information

We maintain an internet website at www.delmarpharma.com. We do not incorporate the information on our website into this report and you should not consider it part of this report.

DELMAR’S EXECUTIVE COMPENSATION

The DelMar board of directors has formed a Compensation Committee. The Compensation Committee is responsible for reviewing and approving management compensation, including salaries, bonuses, and equity compensation. DelMar seeks to provide competitive compensation arrangements that attract and retain key talent necessary to achieve our business objectives. At DelMar’s 2018 annual meeting of stockholders, stockholders voted, on an advisory, non-binding basis, to approve the compensation paid to the company’s named executive officers, as disclosed in the proxy statement for the 2018 annual meeting. DelMar’s stockholders also voted, on an advisory, non-binding basis, that such votes on named executive officer compensation should be held every three years. The next advisory, non-binding vote to approve named executive officer compensation is expected to occur in connection with the 2021 annual meeting of stockholders.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to our Chief Executive Officer and the two most highly-compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of June 30, 2020 and June 30, 2019 for services rendered in all capacities to us for the years ended June 30, 2020 and June 30, 2019. These individuals are our Named Executive Officers for 2020.

Name and Principal Position	Period	Salary (US$)		Bonus Awards (US$)	Equity Awards (US$)	Total (US$)
Saiid Zarrabian, President and CEO	Year Ended June 30, 2020	470,000	(1)	—	236,506	706,506
	Year Ended June 30, 2019	470,000		165,665	—	635,665
Dennis Brown, PhD, Chief Scientific Officer	Year Ended June 30, 2020	200,000	(2)	—	51,678	251,678
	Year Ended June 30, 2019	200,000		—	—	200,000
Scott Praill, Chief Financial Officer	Year Ended June 30, 2020	240,000	(3)	—	56,002	296,002
	Year Ended June 30, 2019	220,000		52,250	30,627	302,877

(1)

On July 7, 2017, Mr. Zarrabian was elected to the Board of Directors. On November 3, 2017, he was appointed interim chief executive officer and on January 1, 2018 he was also appointed interim president. On May 21, 2018, DelMar entered into an employment agreement with Mr. Zarrabian pursuant to which Mr. Zarrabian was appointed as DelMar’s permanent president and chief executive officer. Under the agreement, Mr. Zarrabian will receive an annual base salary of $470,000 and will be eligible to receive a fiscal year target bonus of up to 50% of base salary (which may be adjusted by the board of directors to up to 60% of base salary based on overachievement of bonus targets or other performance criteria). Any bonus earned for a fiscal year will be payable in cash, but the board of directors may pay up to 50% of the bonus, as well as any bonus in excess of 50% of base salary, in the form of stock options granted under DelMar’s 2017 Omnibus Equity Incentive Plan (or any successor plan). The bonus for DelMar’s fiscal year ended June 30, 2019 was based on the period from the effective date of the agreement (May 21, 2018) through June 30, 2019. Mr. Zarrabian’s bonus for fiscal year ended June 30, 2019 was $165,665. The employment agreement may be terminated by DelMar with or without cause (as defined therein). In the event DelMar terminates the employment agreement without cause, DelMar will be required to pay Mr. Zarrabian continued payment of his base salary for 12 months, a prorated bonus for the year of termination based on performance through the date of termination, an additional six months of vesting credit for any outstanding options, and continued health coverage during the severance period. In the event that an involuntary termination occurs during a period beginning sixty days before a definitive corporate transaction agreement is entered into that would result in a change in control (as defined therein), or within twelve months following a change in control, the severance period will increase to eighteen months’ severance, Mr. Zarrabian will receive 100% of his target bonus, and his options will be fully vested.

During the fiscal year ended June 30, 2020, Mr. Zarrabian was granted stock options. On September 5, 2019 he was granted 457,650 stock options that are exercisable at $0.61 per share until September 5, 2029. Of the stock options granted, 241,438 were shares issuable upon the exercise of stock options which were subject to stockholder approval of the increase in the number of shares authorized for issuance under the 2017 Omnibus Plan. On June 26, 2020 at DelMar’s annual meeting of stockholders, the proposal to increase the number of shares authorized for issuance under the 2017 Omnibus Plan was approved and the 241,438 stock options were issued. Mr. Zarrabian’s bonus for the fiscal year ended June 30, 2020 has not yet been determined.

(2)

On January 1, 2015, DelMar entered into a consulting agreement with Dr. Dennis Brown, DelMar’s chief scientific officer. Subsequent to this agreement, it has been amended and is now renewed on an annual basis. Under the most recent renewal, Dr. Brown will continue to serve as DelMar’s chief scientific officer until December 31, 2020, which period may be extended in accordance with the terms of the agreement. DelMar will pay Dr. Brown an annual consulting fee of $200,000. During fiscal years 2020 and 2019, DelMar paid Dr. Brown a consulting fee of $200,000. DelMar may also pay to Dr. Brown a bonus and incentive compensation as determined at the discretion of the board of directors. The consulting agreement with Dr. Brown does not specify the amount of time Dr. Brown is required to devote to DelMar, but does require that Dr. Brown provide DelMar with the full benefit of his knowledge, expertise and ingenuity, and prohibits Dr. Brown from engaging in any business, enterprise or activity contrary to or that would detract from DelMar’s business.

During the fiscal year ended June 30, 2020, Dr. Brown was granted stock options. On September 5, 2019 he was granted 100,000 stock options that are exercisable at $0.61 per share until September 5, 2029. In addition, on November 12, 2019 he was granted 250,000 stock options that are exercisable at $0.735 until November 12, 2029. Of the stock options granted on September 5, 2019, 52,756 stock options and the 250,000 stock options granted on November 12, 2019 were shares issuable upon the exercise of stock options which were subject to stockholder approval of the increase in the number of shares authorized for issuance under the 2017 Omnibus Plan. On June 26, 2020 at DelMar’s annual meeting of stockholders, the proposal to increase the number of shares authorized for issuance under the 2017 Omnibus Plan was approved and the 52,756 and 250,000 stock options, respectively, were issued.

(3)

On February 9, 2017, DelMar entered into an employment agreement with Scott Praill, DelMar’s chief financial officer. Pursuant to the employment agreement, Mr. Praill will continue to serve as DelMar’s chief financial officer for an indefinite period until termination of the employment agreement in accordance with its terms. DelMar will pay Mr. Praill an annual base salary of $200,000 (which may be adjusted on an annual basis in the discretion of the board of directors) and Mr. Praill will also be eligible to participate in any bonus plan and long-term incentive plan established by DelMar for senior executives. Mr. Praill was paid a bonus of $52,250 during the fiscal year ended June 30, 2019. The employment agreement may be terminated by DelMar with or without cause (as defined therein). In the event DelMar terminates the employment agreement without cause, DelMar will be required to pay Mr. Praill, any accrued and unpaid base salary, plus an amount equal to 12 months of Mr. Praill’s base salary plus one additional month’s base salary for each completed year of service, up to 18 months’ base salary. On November 8, 2018, Mr. Praill was granted 10,000 stock options that are exercisable at $6.099 until November 8, 2028 for total compensation expense of $30,627.

During the fiscal year ended June 30, 2020, Mr. Praill was granted stock options. On September 5, 2019 he was granted 108,366 stock options that are exercisable at $0.61 per share until September 5, 2029. Of the stock options granted, 57,170 were shares issuable upon the exercise of stock options which were subject to stockholder approval of the increase in the number of shares authorized for issuance under the 2017

Omnibus Plan. On June 26, 2020 at DelMar’s annual meeting of stockholders, the proposal to increase the number of shares authorized for issuance under the 2017 Omnibus Plan was approved and the 57,170 stock options were issued. Mr. Praill’s bonus for the fiscal year ended June 30, 2020 has not yet been determined.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to DelMar’s named executive officers as of June 30, 2020, reflecting the one-for-ten reverse stock split that occurred on May 8, 2019.

Option awards							Stock awards
Name	Number of securities underlying unexercised options (#) Exercisable		Number of securities underlying unexercised options (#) un- exercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price (US$)		Option expiration date	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Saiid Zarrabian	3,600	(1)	—	—	21.10		July 7, 2027	—	—
	12,000	(2)	—	—	8.70		November 3, 2027
	58,088	(3)	25,559	—	9.825		May 21, 2028
	114,414	(7)	343,236	—	0.61		September 5, 2029
Dennis Brown, PhD	3,750		—	—	20.00	(5)	February 1, 2022	—	—
	8,750		—	—	42.00		August 15, 2023
	9,360	(4)	—	—	49.50		February 17, 2027
	25,001	(7)	74,999	—	0.61		September 5, 2029
	—	(8)	250,000	—	0.735		November 12, 2029
Scott Praill	1,250		—	—	20.00	(5)	February 1, 2022	—	—
	8,750		—	—	42.00		August 15, 2023
	3,740	(4)	—	—	49.50		February 17, 2027
	5,278	(6)	4,722	—	6.099		November 8, 2028
	27,091	(7)	81,275	—	0.61		September 5, 2029

(1)	Stock options vest as to 1,200 on June 30, 2018, and 300 options vest each three months thereafter starting September 30, 2018.

(2)	Stock options vest pro rata monthly until full vesting on November 3, 2018.

(3)	Stock options vest as to 1/6th on November 21, 2018 with the remaining shares vesting in equal monthly installments over a period of 30 months commencing on December 21, 2018.

(4)	Stock options vest pro rata monthly until fully vesting on February 17, 2020.

(5)	Original exercise price was CDN $20.00. Price was amended to USD $20.00 on June 30, 2016. All other terms of the option grants remain unchanged.

(6)	Stock options vest as to 1/6th on May 8, 2019 with the remaining shares vesting in equal monthly installments over a period of 30 months commencing on June 8, 2019.

(7)	Stock options vest as to 1/6th on March 5, 2020 with the remaining shares vesting in equal monthly installments over a period of 30 months commencing on April 5, 2020.

(8)	Stock options vest based on the achievement of certain clinical milestones.

Director Compensation

Director compensation is intended to provide an appropriate level of remuneration considering the responsibilities, time requirements and accountability of the directors.

The following table sets forth director compensation for the fiscal year ended June 30, 2020 (excluding compensation to DelMar’s executive officers set forth in the summary compensation table above) paid by DelMar, reflecting the one-for-ten reverse stock split that occurred on May 8, 2019.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert E. Hoffman	77,500	—	35,915	—	—	—	113,415
John K. Bell(3)	59,000	—	35,915	—	—	—	94,915
Lynda Cranston	47,500	—	35,915	—	—	—	83,415
Napoleone Ferrara, MD	49,000	—	35,915	—	—	—	84,915
Robert J, Toth, Jr.	57,500	—	35,915	—	—	—	93,415
Laura Johnson(4)	—	—	—	—	—	—	—

(1)

For our fiscal year ended June 30, 2020, DelMar’s directors were paid a $40,000 annual retainer, an additional annual retainer for chairing a committee, a retainer for being a member of a committee, and the chairman of the board was paid an additional annual retainer of $25,000.

(2)

On September 5, 2019, independent directors were granted 75,000 stock options exercisable at $0.61 per share until September 5, 2029. The options vest pro rata over one year from the date of grant. Of the stock options granted, 39,567 for each independent director were shares issuable upon the exercise of stock options which were subject to stockholder approval of the increase in the number of shares authorized for issuance under the 2017 Omnibus Plan. On June 26, 2020 at DelMar’s annual meeting of stockholders, the proposal to increase the number of shares authorized for issuance under the 2017 Omnibus Plan was approved and the 39,567 stock options for each independent director were issued.

(3)	Mr. Bell did not stand for re-election at DelMar’s annual meeting of stockholders held on June 26, 2020. As a result, he will forfeit any unvested stock options as of June 26, 2020.

(4)	Ms. Johnson was elected to the board of directors at DelMar’s annual meeting of stockholders held June 26, 2020.

DELMAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) contains “forward-looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995, which represent our projections, estimates, expectations, or beliefs concerning, among other things, financial items that relate to management’s future plans or objectives or to our future economic and financial performance. In some cases, you can identify these statements by terminology such as “may”, “should”, “plans”, “believe”, “will”, “anticipate”, “estimate”, “expect” “project”, or “intend”, including their opposites or similar phrases or expressions. You should be aware that these statements are projections or estimates as to future events and are subject to a number of factors that may tend to influence the accuracy of the statements. These forward-looking statements should not be regarded as a representation by us or any other person that our events or plans will be achieved. You should not unduly rely on these forward-looking statements, which speak only as of the date of this report. Except as may be required under applicable securities laws, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events.

You should review the factors and risks we describe under “Risk Factors” in our report on Form 10-K for the year ended June 30, 2019 and in our other filings with the Securities and Exchange Commission, available at www.sec.gov. Actual results may differ materially from any forward-looking statement.

Impact of Coronavirus (“COVID-19”) on our Operations, Financial Condition, Liquidity and Results of Operations

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China and on March 11, 2020 was declared a pandemic by the World Health Organization. The ultimate impact of the COVID-19 pandemic on our operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the duration and severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or us, may determine are needed.

To date, the COVID-19 pandemic has not caused significant disruption to our clinical studies. Each of our ongoing Phase 2 clinical studies is being conducted at a single site which has reduced the risk of disruption. Patient visits are currently taking place on schedule for both the MD Anderson Cancer Center (“MDACC”) study being conducted in Houston, Texas and the Sun Yat-sen University Cancer Center (“SYSUCC”) study being conducted in China. In addition, thus far, any disruptions to patient treatments have been within allowances under each study protocol. Access to the sites by our clinical monitors has been limited during the COVID-19 pandemic but the recording of study data in both studies and patient treatments at both study sites are being conducted per protocol at this time.

We have cash available to fund planned operations into the fourth quarter of calendar 2020. Consequently, management is pursuing various financing alternatives to fund our operations so we can continue as a going concern. However, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements but the ultimate impact of the COVID-19 pandemic on our ability to raise additional capital is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak and new information which may emerge concerning the severity of the COVID-19 pandemic. We may not be able to raise sufficient additional capital and may tailor our drug candidate development program based on the amount of funding we are able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

Outstanding Securities

As of June 30, 2020, we had 11,457,928 shares of DelMar Common Stock issued and outstanding, outstanding warrants to purchase 10,309,456 shares of DelMar Common Stock, 648,613 outstanding shares of DelMar Series B Preferred Stock that are convertible into 162,177 shares of DelMar Common Stock, and outstanding stock options to purchase 1,559,199 shares of DelMar Common Stock. All warrants, and stock options are convertible, or exercisable into, one share of DelMar Common Stock. Each share of DelMar Series B Preferred Stock is convertible into 0.25 shares of DelMar Common Stock.

On May 8, 2019, we effected a one-for-ten reverse stock split (the “2019 Reverse Stock Split”) of our issued and outstanding and authorized DelMar Common Stock. All per share amounts and number of shares of common stock in the MD&A and condensed consolidated interim financial statements reflect the 2019 Reverse Stock Split. The 2019 Reverse Stock Split did not affect the authorized preferred stock of 5,000,000 shares; except that, pursuant to the terms of the Certificate of Designations of Series B Convertible Preferred Stock for the issued and outstanding shares of DelMar Series B Preferred Stock, the conversion price at which shares of DelMar Series B Preferred Stock may be converted into shares of DelMar Common Stock will be proportionately adjusted to reflect the 2019 Reverse Stock Split.

On June 26, 2019, we amended the DelMar Articles, to increase the number of authorized shares of DelMar Common Stock from 7,000,000 to 95,000,000 shares.

Related Parties

We acquired our initial patents and technology rights from Valent, an entity owned by Dr. Dennis Brown, our Chief Scientific Officer. As a result, Valent is a related party to us.

Selected Quarterly Information

The financial information reported herein has been prepared in accordance with accounting principles generally accepted in the United States. Our functional currency at March 31, 2020 and June 30, 2019 is the US$. The following tables represent selected financial information for us for the periods presented.

Selected Balance Sheet Data

	March 31, 2020 $	June 30, 2019 $
Cash and cash equivalents	4,973,378	3,718,758
Working capital	3,716,827	1,955,468
Total assets	5,102,241	4,037,255
Total stockholders’ equity	3,720,486	1,967,530

Selected Statement of Operations Data

Impact of COVID-19

The ultimate impact of the COVID-19 pandemic on our operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or us, may determine are required.

To date, the COVID-19 pandemic has not caused significant disruption to our clinical studies. Each of our ongoing Phase 2 clinical studies is being conducted at a single site which has reduced the risk of disruption.

Patient visits are currently taking place on schedule for both the MDACC study being conducted in Houston, Texas and the SYSUCC study being conducted in China. In addition, thus far, any disruptions to patient treatments have been within allowances under each study protocol. Access to the sites by our clinical monitors has been limited during the COVID-19 pandemic but the recording of study data in both studies and patient treatments at both study sites are being conducted per protocol at this time.

For the three months ended:

	March 31, 2020 $	March 31, 2019 $
Expenses
Research and development	898,720	735,844
General and administrative	1,077,642	935,530

	1,976,362	1,671,374

Other (income) loss
Change in fair value of derivative liability	—	189
Foreign exchange (gain) loss	(2,416)	5,819
Interest income	(16,964)	(13,397)

	(19,380)	(7,389)

Net loss for the period	1,956,982	1,663,985
Series B preferred stock dividend	1,473	23,202

Net loss attributable to common stockholders	1,958,455	1,687,187

Basic and fully diluted number of shares	11,417,456	2,518,452
Basic and fully diluted loss per share	0.17	0.67

For the nine months ended:

	March 31, 2020 $	March 31, 2019 $
Expenses
Research and development	2,332,388	2,702,213
General and administrative	3,045,017	2,796,884

	5,377,405	5,499,097

Other (income) loss
Change in fair value of derivative liability	—	(852)
Foreign exchange (gain) loss	(536)	16,754
Interest income	(73,965)	(49,513)

	(74,501)	(33,611)

Net loss for the period	5,302,904	5,465,486
Series B Preferred stock dividend	6,071	75,477

Net loss attributable to common stockholders	5,308,975	5,540,963

Basic and fully diluted number of shares	10,116,541	2,444,065
Basic and fully diluted loss per share	0.52	2.27

Expenses net of non-cash, share-based compensation expense—non-GAAP

The following table discloses research and development, and general and administrative expenses net of non-cash, share-based compensation payment expense. The disclosure has been provided to reconcile the total operational expenses on a GAAP basis and the non-GAAP operational expenses net of non-cash, stock-based compensation in order to provide an estimate of cash used in research and development, and general and administrative expense. Management uses the cash basis of expenses for forecasting and budget purposes to determine the allocation of resources and to plan for future financing opportunities.

For the three months ended:

	March 31, 2020 $	March 31, 2019 $
Research and development—GAAP	898,720	735,844
Less: non-cash, share-based compensation expense	(26,853)	(16,401)

Research and development net of non-cash, share-based, compensation expense—Non-GAAP	871,867	719,443

General and administrative— GAAP	1,077,642	935,530
Less: non-cash, share-based compensation expense	(172,062)	(155,756)

General and administrative net of non-cash, share-based, compensation expense—Non-GAAP	905,580	779,774

For the nine months ended:

	March 31, 2020 $	March 31, 2019 $
Research and development—GAAP	2,332,388	2,702,213
Less: non-cash, share-based compensation expense	(67,344)	(74,735)

Research and development net of non-cash, share-based, compensation expense— Non-GAAP	2,265,044	2,627,478

General and administrative—GAAP	3,045,017	2,796,884
Less: non-cash, share-based compensation expense	(385,267)	(510,661)

General and administrative net of non-cash, share-based, compensation expense—Non-GAAP	2,659,750	2,286,223

Results of Operations

Comparison of the three months ended March 31, 2020 and March 31, 2019

	Three Months Ended
	March 31, 2020 $	March 31, 2019 $	Change $	Change %
Expenses
Research and development	898,720	735,844	162,876	22
General and administrative	1,077,642	935,530	142,112	15

	1,976,362	1,671,374	304,988

Other (income) loss
Change in fair value of derivative liability	—	189	(189)	(100)
Foreign exchange (gain) loss	(2,416)	5,819	(8,235)	(142)
Interest income	(16,964)	(13,397)	(3,567)	27

	(19,380	(7,389)	(11,991)

Net loss for the period	1,956,982	1,663,985	292,997

Research and Development

Research and development expenses increased to $898,720 for the three months ended March 31, 2020 from $735,844 for the three months ended March 31, 2019. The increase was primarily attributable to an increase in clinical development costs partially offset by lower preclinical research expenses.

The increase in clinical development costs for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 was largely due to enrollment in our ongoing Phase 2 clinical studies. During the current period, we announced we had exceeded 50% enrollment in the adjuvant arm of our Phase 2 study at MDACC. This study began enrolling earlier this fiscal year and as result had no related expenses in the three months ended March 31, 2019. Preclinical research decreased in the three months ended March 31, 2020 compared to the three months ended March 31, 2019 due in part to us deferring certain studies as well as focusing our resources on our clinical studies in the current period.

General and Administrative

General and administrative expenses were $1,077,642 for the three months ended March 31, 2020 compared to $935,530 for the three months ended March 31, 2019. The increase was primarily due to an increase in professional fees with smaller increases due to higher office and sundry, as well as non-cash, share-based compensation expenses.

Professional fees increased during the three months ended March 31, 2020 compared to the three months ended March 31, 2019 primarily due higher legal fees as well as increased investor relations costs. Office and sundry increased in the current period compared to the prior period due to higher insurance costs. Non-cash, share-based compensation expense increased during the three months ended March 31, 2020 compared to the three months ended March 31, 2019 largely due to higher expenses recognized for warrants issued for services partially offset by lower stock option expense.

Preferred Share Dividends

For each of the three months ended March 31, 2020 and 2019 we recorded $2,089 related to the dividend payable to Valent on the Series A preferred stock. The dividend has been recorded as a direct increase in accumulated deficit for both periods.

We issued 3,700 (2019—4,735) shares of common stock on March 31, 2020 as a dividend on the Series B Preferred stock and recognized $1,473 (2019—$23,202) as a direct increase in accumulated deficit.

Comparison of the nine months ended March 31, 2020 and March 31, 2019

	Nine Months Ended
	March 31, 2020 $	March 31, 2019 $	Change $	Change %
Expenses
Research and development	2,332,388	2,702,213	(369,825)	(14)
General and administrative	3,045,017	2,796,884	248,133	9

General and administrative	5,377,405	5,499,097	(121,692)
Other (income) loss
Change in fair value of derivative liability	—	(852)	852	(100)
Foreign exchange (gain) loss	(536)	16,754	(17,290)	(103)
Interest income	(73,965)	(49,513)	(24,452)	49

	(74,501)	(33,611)	(40,890)

Net loss for the period	5,302,904	5,465,486	(162,582)

Research and Development

Research and development expenses decreased to $2,332,388 for the nine months ended March 31, 2020 from $2,702,213 for the nine months ended March 31, 2019. The decrease was largely attributable to lower preclinical research, personnel, and intellectual property expenses in the current period compared to the prior period.

Preclinical research costs have decreased in the current period due to the completion, or deferral, of studies that were ongoing in the prior period as well as us focusing our resources on our clinical studies in the current period. Personnel costs have decreased in nine months ended March 31, 2020 compared to the nine months ended March 31, 2019 due a reduction in full-time employee head count in the current period compared to the prior period. Intellectual property costs decreased in the nine months ended March 31, 2020 compared to the nine months ended March 31, 2019 as we have refined our patent portfolio by focusing on our most important patent claims in the most strategic jurisdictions. Patent costs can vary considerably depending on the filing of new patents, conversion of the provisional applications to PCT applications, foreign office actions, and actual filing costs.

General and Administrative

General and administrative expenses were $3,045,017 for the nine months ended March 31, 2020 compared to $2,796,884 for the nine months ended March 31, 2019.

A significant portion of the increase was due to higher professional fees, office and sundry, and personnel expenses partially offset by lower non-cash, share-based compensation expense in the current period compared to the prior period.

Professional fees increased due to a variety of factors including accounting and legal fees and increased investor outreach expenses during the nine months ended March 31, 2020 compared to the nine months ended March 31, 2019. Office and sundry has increased in the nine months ended March 31, 2020 compared to the nine months ended March 31, 2019 due primarily to costs of higher directors’ and officers’ liability insurance.

In relation to general and administrative expenses during the nine months ended March 31, 2020, we incurred non-cash, share-based compensation expense relating to warrants issued for services and stock option expense while during the nine months ended March 31, 2019, we incurred non-cash, share-based compensation expense relating to performance share units, warrants issued for services, and stock option expense. All performance share units were canceled on April 30, 2019 so there was no related expense incurred during the nine months ended March 31, 2020.

Preferred Share Dividends

For each of the nine-month periods ended March 31, 2020 and 2019 we recorded $6,267 related to the dividend payable to Valent on the Series A preferred stock. The dividend has been recorded as a direct increase in accumulated deficit for both periods.

During the nine months ended March 31, 2020, we issued 11,100 (2019—14,430) shares of common stock as a dividend on the Series B Preferred stock and recognized $6,071 (2019—$75,477) as a direct increase in accumulated deficit.

Liquidity and Capital Resources

Nine months ended March 31, 2020 compared to the nine months ended March 31, 2019

	March 31, 2020 $	March 31, 2019 $	Change $	Change %
Cash flows from operating activities	(5,348,629)	(4,514,674)	(833,955)	18
Cash flows from financing activities	6,603,249	694,912	5,908,337	850

The COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. We have cash available to fund planned operations into the fourth quarter of calendar 2020. Consequently, management is pursuing various financing alternatives to fund our operations so we can continue as a going concern. However, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements but the ultimate impact of the COVID-19 pandemic on our ability to raise additional capital is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak and new information which may emerge concerning the severity of the COVID-19 pandemic. We may not be able to raise sufficient additional capital and may tailor our drug candidate development program based on the amount of funding we are able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

Operating Activities

Net cash used in operating activities increased to $5,348,629 for the nine months ended March 31, 2020 from $4,514,674 for the nine months ended March 31, 2019. During the nine months ended March 31, 2020 and 2019 we reported net losses of $5,302,904 and $5,465,486, respectively. Non-cash items relating to amortization of intangible assets, warrants and shares issued for services, performance stock unit expense (2019 only), and stock option expense totaled $461,014 (2019—$598,944) for the nine months ended March 31, 2020. The most significant changes in working capital for the nine months ended March 31, 2020 were from a use of cash from a reduction in accounts payable and accrued liabilities of $658,946 and a source of cash from the reduction in prepaid expenses of $165,383. The most significant change in working capital for the nine months ended March 31, 2019 was cash from a reduction in prepaid expenses and deposits of $794,859 largely due to a partial refund of a clinical study deposit, and cash used in a decrease in accounts payable and accrued liabilities of $425,383.

Financing Activities

During the nine months ended March 31, 2020 we received $6,582,966 in net proceeds from the completion of an underwritten public offering by us of common stock, pre-funded warrants, and common stock purchase warrants. Additionally, we received $26,550 pursuant to the exercise of warrants in the current period. During the nine months ended March 31, 2019, we received $726,179 from the exercise of warrants.

Going Concern and Capital Expenditure Requirements

Going Concern

(See note 1 to the condensed consolidated interim financial statements)

The condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that we will continue our operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the nine months ended March 31, 2020, we reported a loss of $5,302,904 and negative cash flow from operations of $5,348,629. As of March 31, 2020, we had an accumulated deficit of $65,893,587 and cash and cash equivalents on hand of $4,973,378. We are in the development stage and have not generated any revenues to date. We do not have the prospect of achieving revenues until such time that our product candidate is commercialized, or partnered, which may not ever occur. In the near future, we will require additional funding to maintain our clinical trials, research and development projects, and for general operations. These circumstances indicate substantial doubt exists about our ability to continue as a going concern.

Consequently, management is pursuing various financing alternatives to fund our operations so we can continue as a going concern. However, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements but the ultimate impact of the COVID-19 pandemic on our ability to raise additional capital is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak and new information which may emerge concerning the severity of the COVID-19 pandemic. We may not be able to raise sufficient additional capital and may tailor our drug candidate development program based on the amount of funding we are able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

The financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Our future funding requirements will depend on many factors, including but not limited to:

•	the rate of progress and cost of our clinical trials, preclinical studies and other discovery and research and development activities;

•	the costs associated with establishing manufacturing and commercialization capabilities;

•	the costs of acquiring or investing in businesses, product candidates and technologies;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs and timing of seeking and obtaining FDA and other regulatory approvals;

•	the effect of competing technological and market developments;

•	the economic and other terms and timing of any collaboration, licensing or other arrangements into which we may enter; and

•	the impact of us being a public entity.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, or strategic collaborations. The sale of equity and convertible debt securities may result in dilution to our stockholders and certain of those securities may have rights senior to those of our shares of capital stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. Economic conditions may affect the availability of funds and activity in equity markets. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs or make changes to our operating plan. In addition, we may have to seek a partner for one or more of our product candidate programs at an earlier stage of development, which would lower the economic value of those programs to us.

Critical Accounting Policies

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States, requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and therefore actual results may differ from those estimates.

A detailed presentation of all of our significant accounting policies and the estimates derived therefrom is included in Note 2 to our consolidated financial statements for the year ended June 30, 2019 contained in our Form 10-K filed with the SEC on September 9, 2019. While all of the significant accounting policies are important to our condensed consolidated financial statements, the following accounting policies and the estimates derived therefrom are critical:

•	Warrants and shares issued for services;

•	Stock options; and

•	Accruals for research and development expenses and clinical trials.

Warrants and shares issued for services

We have issued equity instruments for services provided by employees and nonemployees. The equity instruments are valued at the fair value of the instrument granted.

Stock options

We account for these awards under Accounting Standards Codification (“ASC”) 718, “Compensation—Stock Compensation” (“ASC 718”). ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the requisite service period for awards expected to vest. Compensation expense for unvested options to non-employees is revalued at each period end and is being amortized over the vesting period of the options. The determination of grant-date fair value for stock option awards is estimated using the Black-Scholes model, which includes variables such as the expected volatility of our share price, the anticipated exercise behavior of its grantee, interest rates, and dividend yields. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments. Such value is recognized as expense over the requisite service period, net of actual forfeitures, using the accelerated attribution method. We recognize forfeitures as they occur. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.

Accruals for research and development expenses and clinical trials

As part of the process of preparing our financial statements, we are required to estimate our expenses resulting from our obligations under contracts with vendors, clinical research organizations and consultants, and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment terms that do not match the periods over which materials or services are provided under such contracts. Our objective is to reflect the appropriate expenses in our financial statements by matching those expenses with the period in which services are performed and efforts are expended. We account for these expenses according to the timing of various aspects of the expenses. We determine accrual estimates by taking into account discussion with applicable personnel and outside service providers as to the progress of clinical trials, or the services completed. During the course of a clinical trial, we adjust our clinical expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses as of each balance sheet date based on the facts and circumstances known to us at that time. Our clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period. For the three and nine months ended March 31, 2020 and 2019, there were no material adjustments to our prior period estimates of accrued expenses for clinical trials.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

MANAGEMENT AFTER THE MERGER

Executive Officers and Directors of DelMar After the Merger

Pursuant to the Merger Agreement, the directors of DelMar who will not serve as directors following the Closing of the Merger will resign at or prior to the Closing of the Merger. Effective as of the Closing of the Merger, DelMar’s board of directors will be comprised of up to seven directors, with four designees selected by DelMar and two designees nominated by Adgero and approved by DelMar (such approval not to be unreasonably withheld) to serve as members of DelMar’s board of directors upon the Closing of the Merger. The seventh director will be an independent director mutually selected by DelMar and Adgero and is expected to be appointed following the Merger. The reconstituted board, other than Saiid Zarrabian and John Liatos, is expected to satisfy the requisite independence requirements for the DelMar board of directors, as well as the sophistication and independence requirements for the required committees pursuant to Nasdaq listing requirements.

The following table lists the names and positions of the individuals currently identified to serve as executive officers and directors of DelMar upon the completion of the Merger:

Name	Age	Position(s)
Executive Officers
Saiid Zarrabian	67	President and Chief Executive Officer
Scott Praill	54	Chief Financial Officer
Dennis Brown, Ph.D.	71	Chief Scientific Officer
John Liatos	52	Senior Vice President, Business Development
Steven Rychnovsky, Ph.D.	61	Vice President, Research and Development

Directors
Saiid Zarrabian(1)	67	Director
Robert Hoffman(1)	54	Director
Robert Toth(1)	56	Director
Laura Johnson(1)	55	Director
John Liatos(2)	52	Director
Keith Murphy(2)	48	Director

(1)	DelMar designee

(2)	Adgero designee

Executive Officers

Saiid Zarrabian. Mr. Zarrabian has served as a director of DelMar since July 7, 2017, Chief Executive Officer since November 3, 2017, and President since January 1, 2018. From 2014 to 2015 he operated a private personal business. Since October 2016, Mr. Zarrabian has served as an advisor to Redline Capital Partners, S.A., a Luxembourg based investment firm. From 2012 to 2014 he served as Chairman and member of the Board of La Jolla Pharmaceutical Company during which time the company transitioned from an OTC listed company to a NASDAQ listed company. From 2012 to 2013 he served as President of the Protein Production Division of Intrexon Corporation, a synthetic biology company. He has also previously served as CEO and member of the Board of Cyntellect, Inc., a stem cell processing and visualization Instrumentation company until its sale in 2012, as President and COO of Senomyx, Inc., a company focused on discovery and commercialization of new flavor ingredients, and as COO of Pharmacopeia, Inc., a former publicly-traded provider of combinatorial chemistry discovery services and compounds, where he also served as President & COO of its MSI Division. In addition, Mr. Zarrabian has served on numerous private and public company boards, including at Immune Therapeutics, Inc., Exemplar Pharma, LLC, Ambit Biosciences Corporation, eMolecules, Inc., and Penwest Pharmaceuticals

CO. His other experience includes COO at Molecular Simulations, COO of Symbolics, Inc., and as R&D Director at Computervision, Inc. Mr. Zarrabian’s business executive knowledge and experience qualify him to serve on DelMar’s board of directors.

Scott Praill, CPA, BSc. Mr. Praill has served as DelMar’s chief financial officer since January 29, 2013 and previously served as a consultant to Del Mar (BC). From 2004 to 2012 Mr. Praill was an independent consultant providing accounting and administrative services to companies in the resource industry. Mr. Praill served as CFO of Strata Oil & Gas, Inc. from June 2007 to September 2008. From November 1999 to October 2003 Mr. Praill was Director of Finance at Inflazyme Pharmaceuticals Inc. Mr. Praill completed his articling at Price Waterhouse (now PricewaterhouseCoopers LLP) and obtained his Chartered Professional Accountant designation in 1996. Mr. Praill obtained his Certified Public Accountant (Illinois) designation in 2001. Mr. Praill received a Financial Management Diploma (Honors), from British Columbia Institute of Technology in 1993, and a Bachelor of Science from Simon Fraser University in 1989.

Dennis Brown, PhD. Dr. Brown has served as DelMar’s chief scientific officer since January 25, 2013. He also served as a director of DelMar from February 11, 2013 to April 11, 2018. Dr. Brown is one of DelMar’s founders and has served as Chief Scientific Officer and director of Del Mar (BC) since inception. Dr. Brown has more than thirty years of drug discovery and development experience. He has served as Chairman of Mountain View Pharmaceutical’s Board of Directors since 2000 and is the President of Valent. In 1999 he founded ChemGenex Therapeutics, which merged with a publicly traded Australian company in 2004 to become ChemGenex Pharmaceuticals (ASX: CXS/NASDAQ: CXSP), of which he served as President and a Director until 2009. He was previously a co-founder of Matrix Pharmaceutical, Inc., where he served as Vice President (VP) of Scientific Affairs from 1985-1995 and as VP, Discovery Research, from 1995-1999. He also previously served as an Assistant Professor of Radiology at Harvard University Medical School and as a Research Associate in Radiology at Stanford University Medical School. He received his B.A. in Biology and Chemistry (1971), M.S. in Cell Biology (1975) and Ph.D. in Radiation and Cancer Biology (1979), all from New York University. Dr. Brown is an inventor of many issued U.S. patents and applications, many with foreign counterparts.

John Liatos. Mr. Liatos has served as Adgero’s interim Chief Executive Officer since April 2018 , Chief Financial Officer since October 11, 2017 and a director of Adgero since April 2020. Mr. Liatos has over 20 years of financial and operational experience in the private equity and venture capital industries. Since 2008, Mr. Liatos has served as Co-Founding Partner at Aceras BioMedical, LLC, an investment vehicle focused on forming and managing new companies to acquire and develop pre-commercial stage biomedical assets. While at Aceras BioMedical, LLC, Mr. Liatos was involved in the overall formation and business strategy of the Aceras BioMedical, LLC portfolio companies, including functioning as interim Chief Financial Officer and Chief Operations Officer through the first twelve to eighteen months of operations for such portfolio companies. From 2005 to 2008, Mr. Liatos served as Chief Financial Officer to Paramount Biosciences, LLC, a drug development and biotechnology investment firm. From 1997 to 2005, Mr. Liatos worked as a Senior Associate for Gefinor USA, Inc., a private equity firm. From 1995 to 1997, Mr. Liatos worked as a Senior Associate at RJR Nabisco, Inc. in Financial Reporting and Consolidations. From 1992 to 1995, Mr. Liatos served as an auditor for Richard A. Eisner & Company, LLP. Mr. Liatos earned a B.S. in Business Administration from the Citadel. Mr. Liatos’ business executive knowledge and experience qualify him to serve on the combined company’s board of directors.

Steven Rychnovsky, PhD. Dr. Rychnovsky has served as Adgero’s Vice President of Operations and Product Development since 2016, and has held identical positions with Adgero since 2012. Dr. Rychnovsky is a co-founder of Adgero and has experience in all aspects of the photodynamic therapy (“PDT”) developed by Miravant Medical Technologies, and its wholly-owned subsidiaries, a former public pharmaceutical and research development company (collectively, “Miravant”), and, since 2012, Dr. Rychnovsky has worked with Dr. Pilkiewicz to develop Adgero’s business strategy and plans for commercialization of the REM-001 Therapy product, consisting of three parts, the laser light source, the light delivery device and the drug REM-001 (collectively, the “REM-001 Therapy”). From 2008 to 2012 Dr. Rychnovsky served as a consultant to St. Cloud

Investments where his role was maintaining the Miravant assets and identifying a party to license or purchase those assets and pursue commercial development. In 2012, Dr. Rychnovsky was a co-founder of Endocole, LLC, a medical device company. He worked with Endocole from 2012 to 2015, where he focused on raising initial grant financing and worked in the development and preclinical testing of its proof-of-concept device and was a co-inventor of Endocole, LLC’s key intellectual property. EndoCole has completed its initial preclinical studies and is currently raising private funding to initiate a clinical study. From 2008 to 2012, Dr. Rychnovsky was a Senior Research Physicist at Sotera Defense Solutions, Inc., a Naval Research Laboratory optical nanotechnology group focused on applied research in optical materials and devices. From 2003 to 2008, Dr. Rychnovsky served as the Cardiovascular Program Manager at Miravant, where he invented key elements of Miravant’s cardiovascular technology. Dr. Rychnovsky also served as the Director of Systems and Engineering at Miravant where he managed the team responsible for development of Miravant’s PDT light delivery technology. During his time at Miravant, Dr. Rychnovsky was involved in new product development for its cancer, ophthalmology and cardiovascular programs, including clinical development of REM-001 and related PDT technology. Dr. Rychnovsky earned a B.S. in electrical engineering from Iowa State University, an M.S. in electrical engineering from the University of Minnesota, and has a PhD in photonics from the University of Iowa.

Other Relationships

Greg Johnson. Upon completion of the Merger, Greg Johnson, a consultant to DelMar, is expected to serve as the Senior Vice President, Operations, of DelMar. Mr. Johnson is a principal with Cagley Johnson Consulting Inc. (“CJC”). Prior to forming CJC in 2017, Mr. Johnson spent 10 years at MedGenesis Therapeutix Inc., a biotech company based in Victoria, BC, first as Chief Operating Officer, and later as President and Chief Financial Officer. He previously spent 15 years at a top-5 contract research organization in various senior roles in four different countries. Greg has an M.Sc. in Clinical Research, Project Management Professional certification, and is a Fellow of the Institute of Clinical Research.

Directors

Information concerning Saiid Zarrabian and John Liatos is provided under “Management After the Merger— Executive Officers and Directors of the Combined Company After the Merger—Executive Officers” above.

Robert E. Hoffman has served as a director of DelMar since April 11, 2018 and as its Chairman since June 2, 2018. He has served as a member of Kura Oncology, Inc.’s Board of Directors since March 2015 and as a member of Aslan Pharmaceuticals, Inc.’s Board of Directors since October 30, 2018. Mr. Hoffman has served as Senior Vice President and Chief Financial Officer of Heron Therapeutics, Inc., a publicly-held pharmaceutical company since April 2017. Prior to joining Heron Therapeutics, Inc., Mr. Hoffman served as Executive Vice President and Chief Financial Officer of Innovus Pharmaceuticals, Inc., a publicly-held pharmaceutical company, from September 2016 to April 2017. From July 2015 to September 2016, Mr. Hoffman served as Chief Financial Officer of AnaptysBio, Inc., a publicly-held biotechnology company. From June 2012 to July 2015, Mr. Hoffman served as the Senior Vice President, Finance and Chief Financial Officer of Arena Pharmaceuticals, Inc., or Arena, a publicly-held biopharmaceutical company. From August 2011 to June 2012 and previously from December 2005 to March 2011, he served as Arena’s Vice President, Finance and Chief Financial Officer and in a number of various roles of increasing responsibility from 1997 to December 2005. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman formerly served as a member of the Board of Directors of CombiMatrix Corporation, a molecular diagnostics company, MabVax Therapeutics Holdings, Inc., a biopharmaceutical company and Aravive, Inc., a clinical stage biotechnology company, from October 2018 to April 2020. Mr. Hoffman serves as a member of the Financial Accounting Standards Board’s Small Business Advisory Committee and the steering committee of the Association of Bioscience Financial Officers. Mr. Hoffman formerly served as a director and President, of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California. Mr. Hoffman’s financial and executive business experience qualifies him to serve on DelMar’s board of directors.

Robert J. Toth, Jr., MBA has served as a director of DelMar since August 20, 2013 and serves as Chair of DelMar’s Compensation Committee. Since 2005, Mr. Toth has primarily been managing his personal investment portfolio. From 2004-2005, Mr. Toth served as a consulting analyst to Narragansett Asset Management, a New York-based healthcare-focused hedge fund, where he advised the firm on biotechnology investments. From 2001-2003, he was the Senior Portfolio Manager for San Francisco-based EGM Capital’s Medical Technology hedge fund, where he was responsible for managing and maintaining a dedicated medical technology portfolio. Mr. Toth began his Wall Street career in 1996 as an Equity Research Associate for Vector Securities International, a healthcare-focused brokerage firm. From 1997-1999 he served as Senior Biotechnology Analyst. He joined Prudential Securities as Senior Vice President and Biotechnology Analyst where he served from 1999-2001 following Prudential’s acquisition of Vector. His responsibilities included the analysis of commercial, clinical and scientific fundamentals of oncology and genomics-based biotechnology companies on behalf of institutional investors. Mr. Toth was named to the Wall Street Journal’s Allstar List for stock picking in 1999. Mr. Toth received an MBA from the University of Washington and Bachelor of Science degrees in Biological Sciences and Biochemistry from California Polytechnic State University, San Luis Obispo. Mr. Toth’s financial and biotechnology industry knowledge and experience quality him to serve on DelMar’s board of directors.

Laura Johnson has served as a director of DelMar since June 2020. Ms. Johnson currently serves as the President and Chief Executive Officer of Next Generation Clinical Research, a contract research organization that Ms. Johnson founded in 1999. Additionally, Ms. Johnson is the President and Chief Executive Officer of Eufaeria Biosciences, Inc., a development biotechnology company that she founded in 2016. Ms. Johnson is also a founder and former member of the board of directors of SB Bancorp, Inc., a financial holding company, and Settlers Bank, Inc., a Wisconsin chartered business bank. In addition, Ms. Johnson serves as a member of the board of directors of La Jolla Pharmaceutical Company (Nasdaq: LJPC), a biopharmaceutical company, since 2013, Odonate Therapeutics (Nasdaq: ODT), a biopharmaceutical company, since 2018, Harmony Hill Farm Sanctuary since 2019 and Agrace HospiceCare from 2013 to 2016. In 2008 and 2010, she was honored as a biotechnology entrepreneur by the national organization, Women in Bio, and in 2008 received the Rising Star Award by the Wisconsin Biotech and Medical Device Association. Most recently, she was the recipient of the Wisconsin Biohealth Business Award at the BioForward Annual Biohealth Summit in October 2019. Ms. Johnson holds a nursing degree from The University of the State of New York-Albany. Ms. Johnson’s biotechnology industry and executive knowledge and experience qualify her to serve on the board of directors.

Keith Murphy has served as a director of Adgero since August 2017. Mr. Murphy is Chairman, CEO and a founder of Viscient Bio, Inc., a biotech therapeutics company at the forefront of 3D human tissue disease modeling. Mr. Murphy previously was a founder and Chairman Emeritus of and served as the President, Chief Executive Officer of Organovo Holdings, Inc. from July 2007 through April 2017 and served as the Chairman of the Board from July 2007 through August 2017. Mr. Murphy previously served at Alkermes, Inc. (NASDAQ: ALKS), a biotechnology company, from July 1993 to July 1997, where he played a role on the development team for their first approved product, Nutropin (hGH) Depot. He moved to Amgen, Inc. (NASDAQ: AMGN) from August 1997 through July 2007. At Amgen, he held roles of increasing responsibility including Global Operations Leader for the osteoporosis/bone cancer drug Prolia/Xgeva (denosumab), the development of which involved several indications across multiple global Phase 3 studies. He holds a BS in Chemical Engineering from the Massachusetts Institute of Technology and is an alumnus of the UCLA Anderson School of Management. He sits on the Board of the California Life Sciences Association (CLSA). Mr. Murphy was selected as a director because of his technical, operational, and extensive public capital markets experience.

In addition to the directors listed above, the seventh director of DelMar following completion of the Merger will be an independent director mutually selected by DelMar and Adgero.

Director Independence

Upon the consummation of the Merger, the board of directors of DelMar is expected to determine that each the directors on the board of directors other than Saiid Zarrabian and John Liatos will qualify as independent directors, as defined under the listing rules of The Nasdaq Stock Market LLC and the board of directors will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, DelMar will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Role of the Board in Risk Oversight/Risk Committee

The positions of Chairman of the DelMar board of directors and Chief Executive Officer are separated. Robert Hoffman currently serves as the chairman of the board of directors and Saiid Zarrabian serves as DelMar’s Chief Executive Officer. Separating these positions allows the Chief Executive Officer to focus on the day-to-day business, while allowing the Chairman to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. The board of directors recognize the time, effort and energy that the Chief Executive Officer must devote to his position in the current business environment, as well as the commitment required to serve as the Chairman, particularly as the board of directors’ oversight responsibilities continue to grow. The board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of DelMar and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board.

The DelMar board of directors is primarily responsible for overseeing DelMar’s risk management processes. The board of directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding the Company’s assessment of risks. The board of directors focuses on the most significant risks facing the Company and the Company’s general risk management strategy, and also ensures that risks undertaken by the Company are consistent with the board of directors risk strategy. While the board of directors oversees the Company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that board of directors leadership structure supports this approach.

Board Committees

The DelMar board of directors currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The charters for each committee are available on DelMar’s website (delmarpharma.com/corporate-governance) under “Investors” at “Corporate Governance”. The anticipated membership prior to and after the Merger of each committee are shown below. Information about the duties and responsibilities of each committee are provided below. After the Merger, each of these committees are expected to retain these duties. John K. Bell, a current member of the DelMar board of directors has not been nominated to stand for re-election at the DelMar 2020 Annual Meeting of Stockholders.

Audit Committee

The Audit Committee oversees and monitors DelMar’s financial reporting process and internal control system, reviews and evaluates the audit performed by our registered independent public accountants and reports to the DelMar board of directors any substantive issues found during the audit. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of DelMar’s registered independent public accountants. The Audit Committee reviews and approves all transactions with affiliated parties.

The Audit Committee of DelMar currently consists of John K. Bell, Chair, Robert E. Hoffman, and Robert Toth, Jr., all of whom are independent (as that term is defined under the Nasdaq Marketplace Rules) and financially literate (as such qualification is interpreted by the Board in its business judgment). In addition, the DelMar board of directors has determined that Mr. Bell and Mr. Hoffman each qualify as an audit committee financial expert within the meaning of SEC regulations and The NASDAQ Marketplace Rules. Following the Merger, DelMar’s Audit Committee will consist of Robert E. Hoffman, Robert J. Toth, Jr., Laura Johnson and Keith Murphy, who will serve as the chair of the committee.

Compensation Committee

The Compensation Committee assists the board of directors in fulfilling its oversight responsibilities relating to (i) corporate governance practices and policies and (ii) compensation matters, including compensation of the directors and senior management of the Company and the administration of compensation plans of the Company.

The Compensation Committee has engaged Anderson Pay Advisors as its independent compensation consultant. In 2019, Anderson Pay Advisors reviewed both executive and director compensation and did not provide us any other services. Anderson Pay Advisors reported directly to the Compensation Committee and provided guidance on trends in executive and non-employee director compensation, the development of specific executive compensation programs, the composition of our compensation peer group and other matters as directed by the Compensation Committee.

The Compensation Committee of DelMar currently consists of Robert J, Toth, Jr. Chair, Napoleone Ferrara, and Robert E. Hoffman, all of whom are independent (as that term is defined under the Nasdaq Marketplace Rules). Following the Merger, DelMar’s Compensation Committee will consist of Robert E. Hoffman, Laura Johnson, Keith Murphy and Robert J. Toth, Jr., who will serve as the chair of the committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assesses potential candidates to fill perceived needs on DelMar’s board of directors for required skills, expertise, independence and other factors. A director candidate recommended by DelMar’s stockholders will be considered in the same manner as a nominee recommended by a board member, management or other sources. Stockholders wishing to recommend a candidate for nomination should contact DelMar’s Secretary in writing at the Secretary of DelMar at 12707 High Bluff Drive, Suite 200, San Diego, CA 92130. The Nominating and Corporate Governance Committee has discretion to decide which individuals to recommend for nomination as directors.

The Nominating and Corporate Governance Committee currently consists of Lynda Cranston, Chair, John K. Bell, and Napoleone Ferrara. Following the Merger, DelMar’s Nominating and Corporate Governance Committee will consist of Keith Murphy, Robert J. Toth, Jr. and Laura Johnson, who will serve as the chair of the committee.

Compensation Committee Interlocks and Insider Participation

None of the intended members of DelMar’s Compensation Committee has ever been an executive officer or employee of DelMar. None of DelMar’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the DelMar board of directors or Compensation Committee.

Limitation on Liability and Indemnification of Directors and Officers

DelMar’s Bylaws provide that DelMar will indemnify DelMar’s directors and may indemnify other officers, employees and agents under certain circumstances. Any indemnified person is also entitled, subject to certain limitations, to direct payment or reimbursement of costs, charges and expenses incurred by such person in an action or proceeding to which such director,officer, employee or agent is or are made a party by reason of his or her being or having been a director, officer, employee or agent of DelMar.

In addition, DelMar has entered into separate indemnification agreements with DelMar’s current directors and officers. These agreements, subject to limitations contained therein, obligate DelMar to indemnify the directors and officers to the fullest extent permitted by applicable law, for certain expenses, including attorneys’

fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by them in any threatened, pending or completed action, suit, claim, investigation, inquiry, administrative hearing, arbitration or other proceeding arising out of their services as a director or executive officer. Subject to certain limitations, the indemnification agreements provide for the advancement of expenses incurred by the indemnitee, and the repayment to DelMar of the amounts advanced to the extent that it is ultimately determined that the indemnitee is not entitled to be indemnified by DelMar. The indemnification agreements also create certain rights in favor of DelMar, including the right to assume the defense of claims and to consent to settlements. The indemnification agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled under applicable law, the articles of incorporation or bylaws of DelMar, any agreement, or otherwise.

DelMar maintains a directors’ and officers’ insurance policy pursuant to which DelMar’s directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling DelMar pursuant to the foregoing provisions, DelMar been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of DelMar in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, DelMar will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by DelMar is against public policy as expressed hereby in the Securities Act and DelMar will be governed by the final adjudication of such issue.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

DelMar adopted a Code of Ethics and Business Conduct that applies to all of its executive officers, financial and accounting officers, its directors, financial managers and all of DelMar’s employees. The board of directors is committed to a high standard of corporate governance practices and, through its oversight role, encourages and promotes a culture of ethical business conduct. A copy of DelMar’s Code of Ethics and Business Conduct is posted under the “Investors” tab on DelMar’s website, which is located at www.delmarpharma.com.

DESCRIPTION OF DELMAR’S SECURITIES

The following summary of DelMar’s capital stock is not intended to be a complete summary of the rights and preferences of such securities and may not contain all the information you should consider before investing in DelMar capital stock. This description is summarized from, and qualified in its entirety by reference to, DelMar’s Articles, which has been filed with the SEC. Please see the section entitled “Where You Can Find More Information.” The following information does not give effect to the Reverse Stock Split described in Proposal No. 2 in this proxy statement/prospectus/information statement.

Authorized and Outstanding Stock

As of the date of this proxy statement/prospectus/information statement, we are authorized to issue up to 100,000,000 shares of capital stock, including 95,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2020, we had 11,457,928 shares of DelMar Common Stock, 278,530 shares of Series A Preferred Stock (as defined below) and 648,613 shares of Series B Preferred Stock (as defined below). As of June 22, 2020, there were approximately 244 holders of record of DelMar Common Stock, one holder of record of Series A Preferred Stock and 83 holders of record of Series B Preferred Stock.

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our articles of incorporation, as amended, and bylaws, as amended, both of which are on file with the SEC as exhibits to previous SEC filings, for additional information. The summary below is qualified by provisions of applicable law.

Common Stock

Each outstanding share of DelMar Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or special meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Special meetings of the stockholders may only be called by our board of directors acting pursuant to a resolution approved by the affirmative majority of the entire board of directors. Stockholders may not take action by written consent. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of DelMar Common Stock have equal ratable rights to such dividends as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of DelMar Common Stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of DelMar Common Stock are fully paid and nonassessable. Holders of DelMar Common Stock do not have preemptive rights.

The rights, preferences and privileges of holders of DelMar Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, 3,721,470 of which shares are undesignated, with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of DelMar Common Stock.

Series A Preferred Stock

Our board of directors previously established a series of preferred stock designated as Series A Preferred Stock (“Series A Preferred Stock”), comprising 278,530 shares of preferred stock, of which all shares remain outstanding as of June 30, 2020. Subject to superior rights of any other outstanding preferred stock from time to time, each outstanding share of Series A Preferred Stock is entitled to receive, in preference to the DelMar Common Stock, cumulative dividends, payable quarterly in arrears, at an annual rate of 3% of $1.00 per share of Series A Preferred Stock (the “Series A Stated Value”). Series A Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series A Preferred Stock is entitled to receive, in preference to the DelMar Common Stock, a liquidation payment equal to the Series A Stated Value (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Preferred Stock), plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series A Preferred Stock. The Series A Preferred Stock cannot be transferred without the prior written consent of DelMar.

Series B Preferred Stock

Our board of directors previously established a series of preferred stock designated as Series B Preferred Stock (“Series B Preferred Stock”), comprising 1,000,000 shares of preferred stock, of which 648,613 shares remain outstanding as of June 30, 2020. Subject to superior rights of any other outstanding preferred stock from time to time, each outstanding share of Series B Preferred Stock is entitled to receive, in preference to the DelMar Common Stock and pari passu with the Series A Preferred Stock, annual cumulative dividends equal to 9% of $8.00 per share (the “Series B Stated Value”), accruing quarterly on the date of issue and payable quarterly in arrears on December 31, March 31, June 30 and September 30 of each year. At the time shares of Series B Preferred Stock are converted into DelMar Common Stock, accrued and unpaid dividends will be paid in cash or with shares of DelMar Common Stock. In the event DelMar elects to declare any dividends on the DelMar Common Stock, the Series B Preferred Stock is entitled on an as-converted basis. Series B Preferred Stock is entitled to vote with DelMar Common Stock, on an as-converted basis, as a single class with common stock. In the event of liquidation, each share of Series B Preferred Stock is entitled to receive, in preference to the DelMar Common Stock and pari passu with the Series A Preferred Stock, a liquidation payment equal to the Series B Stated Value plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series B Preferred Stock.

Each share of Series B Preferred Stock may be converted into 0.25 fully paid shares of DelMar Common Stock at the option of a holder as long as we have sufficient authorized and unissued shares of DelMar Common Stock available. The conversion rate may be adjusted in the event of a reverse stock split, merger or reorganization. The Series B Preferred Stock will automatically convert into DelMar Common Stock on the earlier of (i) five years from April 29, 2016, or (ii) upon the approval of the our VAL-083 by the U.S. Food and Drug Administration or the European Medicines Agency so long as the closing bid price of DelMar Common Stock at the time of such approval is at least $80.00 per share.

Series C Preferred Stock

In connection with the Private Placement, our board of directors has created out of the authorized and unissued shares of our preferred stock, a new series of preferred stock comprised of 30,000 shares of Series C Preferred Stock. The Series C Preferred Stock may be issued in multiple classes, which classes shall have identical terms, except for the Conversion Price of the particular class of Series C Preferred Stock which Conversion Price shall be based on the specific closing date of such closing under the Private Placement.

Dividends. The Series C Preferred Stock will be entitled to receive dividends, payable in shares of DelMar Common Stock at a rate of 10%, 15%, 20% and 25% of the number of shares of DelMar Common Stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the Private Placement to occur in connection with the Closing of the Merger. Dividends will be payable in shares of DelMar Common Stock and will only be payable to those holders that continue to hold the Series C Preferred Stock on the respective anniversary dates of the initial closing of the Private Placement of the Minimum Offering Amount. In addition, each holder of Series C Preferred Stock will be entitled to receive dividends equal, on an as-converted to shares of DelMar Common Stock basis, to and in the same form as dividends actually paid on shares of DelMar Common Stock when, as, and if such dividends are paid on shares of DelMar Common Stock. We have never paid dividends on shares of DelMar Common Stock and we do not intend to do so for the foreseeable future.

Rank. The Series C Preferred Stock will rank on parity with the shares of Series A Preferred Stock and Series B Preferred Stock.

Liquidation. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series C Preferred Stock, together with the Series A Preferred Stock and Series B Preferred Stock, will be entitled to receive distributions out of DelMar’s assets in an amount per share equal to $1,000 with respect to the Series C Preferred Stock (and $1.00 and $8.00 per share, respectively, for the Series A Preferred Stock and Series B Preferred Stock) plus all accrued and unpaid dividends, whether capital or surplus before any distributions shall be made on any shares of DelMar Common Stock.

Conversion. Upon the earlier of (i) the four year anniversary of the initial closing of the Private Placement to occur in connection with the Closing of the Merger or (ii) the consent to conversion by holders of at least 50.1% of all of the then-outstanding shares of Series C Preferred Stock, without any action on the part of the holder (each of the foregoing, a “Mandatory Conversion Date”), each share of Series C Preferred Stock will automatically convert into shares of DelMar Common Stock (a “Mandatory Conversion”) at the Conversion Price. In addition, each share of Series C Preferred Stock will be convertible, at any time and from time to time at the option of the holder, into that number of shares of DelMar Common Stock at the Conversion Price, subject to adjustment. The Conversion Price of the Series C Preferred Stock, will equal the lesser of (i) the closing price of the DelMar Common Stock on Nasdaq on the date immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued or (ii) the average closing price of the DelMar Common Stock on Nasdaq for the five trading days immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued, subject to adjustment.

Conversion Price Adjustment:

Stock Dividends and Stock Splits. If we pay a stock dividend or otherwise make a distribution payable in shares of DelMar Common Stock on shares of DelMar Common Stock or any other common stock equivalents, subdivide or combine outstanding DelMar Common Stock, or reclassify DelMar Common Stock, the Conversion Price will be adjusted by multiplying the then conversion price by a fraction, the numerator of which shall be the number of shares of DelMar Common Stock outstanding immediately before such event, and the denominator of which shall be the number of shares outstanding immediately after such event.

Fundamental Transaction. If we effect a fundamental transaction, then upon any subsequent conversion of Series C Preferred Stock, the holder thereof shall have the right to receive, for each share of DelMar Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor’s or acquiring corporation’s common stock or of DelMar Common Stock, if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of DelMar Common Stock into which Series C Preferred Stock is convertible immediately prior to such fundamental transaction. A fundamental transaction means: (i) a merger or consolidation with or into another entity, (ii) any sale of all or substantially all of our assets in one transaction or a series of related transactions, or (iii) any reclassification of DelMar Common Stock or any compulsory share exchange by which DelMar Common Stock is effectively converted into or exchanged for other securities, cash or property.

Voting Rights. Except as otherwise provided in the Certificate of Designation or required by law, Series C Preferred Stock shall have no separate class voting rights. The Certificate of Designation provides that each share of Series C Preferred Stock will entitle its holder to vote with the DelMar Common Stock on an as-converted basis. Notwithstanding certain protections in the Certificate of Designation, Nevada law also provides holders of preferred stock with certain rights. The holders of the outstanding shares of Series C Preferred Stock generally will be entitled to vote as a class upon a proposed amendment to the DelMar Articles if the amendment would:

•	increase or decrease the aggregate number of authorized shares of Series C Preferred Stock;

•	increase or decrease the par value of the shares of Series C Preferred Stock;

•

authorize or issue an additional class or series of capital stock that ranks senior to the Series C Preferred Stock with respect to dividends, redemption or distribution of assets upon liquidation, dissolution or winding up of the Company or entering into any agreement with respect to the foregoing; or

•	alter or change the powers, preferences, or special rights of the shares of Series C Preferred Stock so as to affect them adversely.

Fractional Shares. No fractional shares of DelMar Common Stock will be issued upon conversion of Series C Preferred Stock. Rather, we will round up to the next whole share.

The Warrants

The following summary of certain terms and provisions of the Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant.

Form. The Warrants were issued as individual warrant agreements to the investors.

Exercisability. The Warrants are exercisable on the date of issuance, and at any time thereafter up to five years from August 16, 2019, the initial exercise date, at which time any unexercised Warrants will automatically be exercised through a cashless exercise. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will at our option, either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or issue a full share in lieu of the fractional share.

Exercise Limitation. A holder does not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage, provided that any increase will not be effective until the 61st day after such election.

Exercise Price. The Warrants have an exercise price of $1.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. There is no established trading market for the Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Warrants will be limited.

Fundamental Transactions. If a fundamental transaction occurs, then the holder may elect to exercise the Warrant effective at closing of the fundamental transaction and receive the same consideration as the holder would have been entitled to had the holder exercised the Warrant immediately prior to closing of the fundamental transaction or the holder may require that the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the warrants with the same effect as if such successor entity had been named in the Warrant itself. If holders of our common stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Warrant following such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Warrant.

Anti-takeover Effects of Nevada Law and our Articles of Incorporation, as amended and Bylaws

DelMar’s Articles and DelMar’s Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. Certain of these provisions are summarized below.

Special Meetings

Special meetings of the stockholders may only be called by our board of directors or such person or person authorized by the board of directors.

Business Combinations Act

The Business Combinations Act, Sections 78.411 to 78.444 of the NRS, restricts the ability of a Nevada “resident domestic corporation” having at least 200 stockholders of record to engage in any “combination” with an “interested stockholder” for two (2) years after the date that the person first became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and (i) the purchase of shares by the interested stockholder is approved by the board of directors before that date or (ii) the combination is approved by the board of directors of the resident domestic corporation and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the resident domestic corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

If this approval is not obtained, then after the expiration of the two (2) year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the “fair price” requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination or transaction by which the person first became an interested stockholder is approved by the board of directors of the resident domestic corporation before the person first became an interested stockholder, or (b) a combination approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder, or any affiliate or associate of the interested stockholder.

“Interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation and at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

A “combination” is broadly defined and includes, for example, any merger or consolidation of a corporation or any of its subsidiaries with (i) an interested stockholder or (ii) any other entity that after and as a result of the merger or consolidation would be an affiliate or associate of the interested stockholder; or any sale, lease, exchange, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an interested stockholder having: (x) an aggregate market value equal to more than 5% of the aggregate market value of the assets of a corporation, (y) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of a corporation, or (z) representing more than 10% of the earning power or net income of a corporation.

The provisions of Nevada law, our articles of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

Warrants

As of June 30, 2020, we had issued and outstanding warrants to purchase up to 10,309,456 shares of common stock, exercisable at prices ranging from $0.64 per share to $40.60 per share, including the Warrants.

Stock Options

As of June 30, 2020, we had issued and outstanding options to purchase up to 1,559,199 shares of common stock, exercisable at prices ranging from $0.61 per share to $92.00 per share.

Performance Stock Units

As of June 30, 2020, we had no issued and outstanding performance stock units for shares of common stock.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Nevada Revised Statute and subject to any limitations set forth in our articles of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Warrant Agent

The transfer agent and registrar for our common stock, preferred stock and the warrant agent for the warrants is Mountain Share Transfer, LLC.

COMPARISON OF RIGHTS OF HOLDERS OF DELMAR STOCK AND ADGERO STOCK

DelMar is incorporated under the laws of the State of Nevada and Adgero is incorporated under the laws of the State of Delaware. Accordingly, the rights of DelMar stockholders and Adgero stockholders are governed by the laws of the State of Nevada and the laws of State of Delaware, respectively. If the Merger is completed, Adgero stockholders will become stockholders of DelMar, and their rights will be governed by the NRS and DelMar Articles, and DelMar Bylaws (together with the DelMar Articles, the “Governance Documents of DelMar”).

As of the Closing of the Merger, Adgero stockholders immediately prior to the Closing will receive DelMar Common Stock. Following the Closing of the Merger, Adgero stockholders will hold 49.5%, and DelMar’s stockholders will hold 50.5%, of the total outstanding voting shares of DelMar Common Stock. The rights of the former Adgero stockholders and former DelMar stockholders will thereafter be governed by the NRS and by the Governance Documents of DelMar.

The table below summarizes the material differences between the rights of Adgero stockholders under the Adgero certificate of incorporation and bylaws and the rights of DelMar stockholders under the DelMar Articles and DelMar Bylaws. It does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary.

While DelMar and Adgero believe that the summary tables cover the material differences between the rights of Adgero stockholders and the rights of DelMar stockholders under their respective governance documents, these summary tables may not contain all of the information that is important to you. DelMar has filed its Governance Documents with the SEC and will send copies to you without charge, upon your request. Adgero will also send copies of its charter documents referred to in this proxy statement/prospectus/information statement to you upon your request. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

	Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger
Authorized Capital Stock	The authorized capital stock of Adgero consists of 50,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.	The authorized capital stock of DelMar consists of 95,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share	The combined company’s articles of incorporation will provide that the authorized capital stock of the combined company consists of 95,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Number of Directors	The number of directors of Adgero shall be fixed solely and exclusively by resolution duly adopted from time to time by the Adgero Board. There are currently five directors serving on the Adgero Board	The DelMar board of directors shall consist of not less than one (1) and not more than nine (9) directors. The number of directors may be fixed and changed from time to time by ordinary resolution of the shareholders of DelMar or of the DelMar board of directors.	The combined company board of directors shall consist of not less than one (1) and not more than nine (9) directors. The number of directors may be fixed and changed from time to time by ordinary resolution of the shareholders of the combined company or of the combined company board of directors.

	Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger
		There are currently six directors serving on the DelMar board of directors.	Upon consummation of the Merger, there will be seven directors serving on the combined company board.

Stockholder Nominations and Proposals

Adgero’s bylaws allow stockholders who are record holders on the date of notice and, at the time of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to the Secretary of Adgero prior to the meeting, to nominate candidates for election to the Adgero Board or submit other business before the annual meeting of stockholders.

Such proposals and nominations (other than stockholder proposals included in the proxy materials pursuant to Rule 14a-8 promulgated under the Exchange Act and director nominations submitted for inclusion in the proxy materials pursuant to Adgero’s bylaws) may only be made in accordance with the applicable provision of Adgero’s bylaws.

		The DelMar Bylaws do not provide for stockholder director nominations or proposals.	The combined company bylaws do not provide for stockholder director nominations or proposals.

Directors’ Terms of Office; Removal	Adgero’s bylaws provide that directors are elected at each annual meeting of stockholders, to hold office until the next annual meeting, and shall hold office until their respective successors are elected. Adgero’s certificate of incorporation provides that any director may be removed from office (i) with cause or without cause and (ii) only by the affirmative vote of the	DelMar’s bylaws provide that directors are elected at each annual meeting of stockholders, to hold office until the next annual meeting, and shall hold office until their respective successors are elected. One or more or all of the directors of DelMar may be removed with or without cause at any time by a vote of two-thirds of the shareholders entitled to vote thereon, at a special meeting	The combined company bylaws will provide that directors are elected at each annual meeting of stockholders, to hold office until the next annual meeting, and shall hold office until their respective successors are elected. One or more or all of the directors of the combined company may be removed with or without cause at any time by a vote of two-thirds of the shareholders

	Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger
	holders of at least a majority in voting power of the shares then entitled to vote at an election of directors.	of the shareholders called for that purpose.	entitled to vote thereon, at a special meeting of the shareholders called for that purpose.

Special Meetings of the Stockholders	Adgero’s certificate of incorporation and bylaws provide that a special meeting of stockholders may be called by the Secretary upon the written request, stating the purpose of the meeting, of stockholders who together own of record at least twenty percent (20%) in voting power of the outstanding shares of stock entitled to vote at such meeting.	DelMar’s Bylaws provide that special meetings of the shareholders may be called by the board of directors or such person or persons authorized by the DelMar board of directors.	The combined company bylaws provide that special meetings of the shareholders may be called by the combined company board or such person or persons authorized by the combined company Board.

Cumulative Voting	The charter documents of Adgero do not provide for cumulative voting rights in the election of its directors. Under the DGCL, cumulative voting is permitted only when authorized in the certificate of incorporation.	The charter documents of DelMar do not provide for cumulative voting rights in the election of its directors. Under the NRS, cumulative voting is permitted only when authorized in the articles of incorporation.	The charter documents of the combined company do not provide for cumulative voting rights in the election of its directors. Under the NRS, cumulative voting is permitted only when authorized in the combined company’s articles of incorporation.

Voting	Pursuant to Adgero’s certificate of incorporation, holders of shares of Adgero common stock are entitled to one vote for each such share on all matters voted on by the stockholder and the voting rights, if any, of any holders of preferred stock shall be established and designated by the board of directors at the time of issuance.	Pursuant to DelMar’s Articles, holders of shares of DelMar Common Stock are entitled to one vote for each such share on all matters voted on by the stockholder.	Pursuant to the combined company’s articles of incorporation, holders of shares of the combined company’s common stock are entitled to one vote for each such share on all matters voted on by the stockholder.

Vacancies	Adgero’s certificate of incorporation and bylaws provide that vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a	DelMar’s Bylaws provide that vacancies occurring in the DelMar board of directors may be filled by the remaining directors.	Vacancies occurring in the combined company board of directors may be filled by the remaining directors. The continuing directors may act notwithstanding a

	Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger
majority of the directors then in office, although less than a quorum, or by a sole remaining director.

The continuing directors may act notwithstanding a vacancy in their body but, if their number is reduced below the number fixed pursuant to the DelMar Bylaws as the necessary quorum of directors, the directors may act for the purpose of increasing the number of directors to that number, or for the purpose of summoning a shareholder meeting of DelMar.

vacancy in their body but, if their number is reduced below the number fixed pursuant to the combined company’s bylaws as the necessary quorum of directors, the directors may act for the purpose of increasing the number of directors to that number, or for the purpose of summoning a shareholder meeting of the combined company.

Election of Directors	Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.	Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.	Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

Quorum	Adgero’s bylaws provide that a majority of the Adgero board of directors constitutes a quorum for the transaction of business at any meeting of the Adgero board of directors, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present.	The quorum necessary for the transaction of the business of the DelMar board of directors may be fixed by the DelMar board of directors, and if not so fixed is a majority of the DelMar board of directors or, if the number of directors is fixed at one, is one director.	The quorum necessary for the transaction of the business of the combined company’s board of directors may be fixed by the combined company’s board of directors, and if not so fixed is a majority of the combined company’s board of directors or, if the number of directors is fixed at one, is one director.

Stockholder Action by Written Consent	Adgero’s certificate of incorporation provides that any action required by law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of	Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, without	The combined company’s articles of incorporation will provide that unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of

	Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger
	such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Adgero.	prior notice and without a vote if written consents are signed by shareholders representing a majority of the shares entitled to vote at such a meeting, except however, if a different proportion of voting power is required by law or the DelMar Governance Documents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of DelMar.	the shareholders, may be taken without a meeting, without prior notice and without a vote if written consents are signed by shareholders representing a majority of the shares entitled to vote at such a meeting, except however, if a different proportion of voting power is required by law, the combined company’s articles of incorporation or the combined company’s bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the combined company.

Notice of Stockholder Meetings	Adgero’s bylaws provide that notice of the place, if any, date and time of all meetings of stockholders (and the means of written notice by personal delivery or regular mail at such shareholder’s address a it appears on the records.) shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting	A notice convening an annual or special meeting which specifies the place, day, and hour of the meeting, and the general nature of the business of the meeting, must be faxed, personally delivered or mailed postage prepaid to each shareholder entitled to vote at the meeting at the address of the shareholder as it appears on the stock transfer ledger of DelMar, at least ten (10) days prior and not more than sixty (60) days to the meeting.	A notice convening an annual or special meeting which specifies the place, day, and hour of the meeting, and the general nature of the business of the meeting, must be faxed, personally delivered or mailed postage prepaid to each shareholder entitled to vote at the meeting at the address of the shareholder as it appears on the stock transfer ledger of the Combined Company, at least ten (10) days prior and not more than sixty (60) days to the meeting.

Conversion Rights and Protective Provisions	The Adgero charter documents do not provide holders of Adgero Common Stock shall have preemptive, conversion or other protective rights.	The DelMar Governance Documents do not provide holders of DelMar Common Stock with preemptive, conversion or other protective rights.	The combined company’s articles of incorporation will not provide that holders of the combined company’s stock shall have preemptive, conversion or other protective rights.
Indemnification of Officers and Directors	Under the DGCL, a Delaware corporation must indemnify its present or former directors	NRS Section 78.7502(1) provides that a corporation may indemnify any person	NRS Section 78.7502(1) provides that a corporation may indemnify any person

Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger

and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, with respect to actions by or in the rights of the corporation, no indemnification may be paid for judgments and settlements or to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity. The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was

Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger

agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

In accordance with the DGCL, Adgero’s certificate of incorporation and bylaws provide that, Adgero shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL and other Delaware law, as the same may be amended and supplemented, indemnify and pay the expenses of any and all persons who is? or was made, or threatened to be made, a party to an action or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he or she is or was a director, officer, employee, trustee or agent of or for Adgero or is or was serving at the request or with the prior approval of Adgero as a director, officer, employee, trustee or agent of another corporation, trust or enterprise against any liability asserted against him or her and incurred by him or her in any capacity or arising out of his or her status as such, whether or not Adgero would have the power to indemnify him or her against such liability under the provisions of the bylaws. The serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no stockholder, director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no stockholder, director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer

	Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger
	indemnification provided for in the certificate of incorporation shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.	acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.	acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Declaration and Payment of Dividends	Adgero’s certificate of incorporation provides holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends, dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of Adgero legally available for the payment of dividends, but only when and as declared by the Adgero Board or any authorized committee thereof.	DelMar’s Bylaws provide that dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the DelMar board of directors may determine and shares may be issued pro rata and without consideration to DelMar’s shareholders or to the shareholders of one or more classes or series.	The combined company’s bylaws will provide that dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the combined company’s board of directors may determine and shares may be issued pro rata and without consideration to the combined company’s shareholders or to the shareholders of one or more classes or series.

Amendments; General Provisions	Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the voting power	DelMar’s Bylaws are subject to alteration or repeal, and new bylaws may be made by a majority vote of the shareholders at any annual meeting or special meeting called for that purpose.	The combined company’s bylaws are subject to alteration or repeal, and new bylaws may be made by a majority vote of the shareholders at any annual

Rights of Current Adgero Stockholders	Rights of Current DelMar Stockholders	Rights of DelMar Stockholders After the Merger

of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any.

Generally, the DGCL standard for amendment to the certificate of incorporation described above applies. However, Articles VI, VII, VIII, IX and X of Adgero’s certificate of incorporation may only be amended by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares entitled to vote on such amendment.

Except as provided otherwise by law, the Adgero bylaws may be amended or repealed by the Adgero board of directors.

Adgero’s bylaws may also be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose, by the affirmative vote of holders of at least a majority in voting power of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class.

	The DelMar board of directors shall have the power to make, adopt, alter, amend and repeal, from time to time, the DelMar bylaws.	meeting or special meeting called for that purpose. The combined company’s board of directors shall have the power to make, adopt, alter, amend and repeal, from time to time, the bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Adgero

The following table sets forth information regarding the beneficial ownership of Adgero Common Stock as of the date of this proxy statement/prospectus/information statement by:

•	each person known by us to be the beneficial owner of more than 5% of outstanding shares of Adgero Common Stock;

•	each of Adgero’s named executive officers;

•	each of Adgero’s directors; and

•	all of Adgero’s directors and current executive officers as a group.

Beneficial ownership is determined based on the rules and regulations of the Commission. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options or warrants held by that person and exercisable as of, or within 60 days of, June 9, 2020 are counted as outstanding. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person(s). Except as may be indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and dispositive power with respect to the shares of common stock set forth opposite that person’s name. Unless indicated below, the address of each individual listed below is c/o Adgero Biopharmaceuticals, Holdings Inc., 4365 US 1 South, Suite 211, Princeton, NJ 08540.

Applicable percentage ownership in the following table is based on 7,267,537 shares of Adgero Common Stock outstanding as of June 9, 2020.

Officers and Directors	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
John Liatos(3)	245,000	3.3%
Steven J. Rychnovsky, PhD(2)	683,356	9.1%
Adam Stern(7)	855,884	11.5%
David P. Hochman(5)	242,000	3.3%
Timothy McInerney(6)	200,000	2.7%
Keith Murphy(4)	145,000	2.0%
Directors and Executive Officers as a Group (6 persons)	2,371,240	29.7%

5% Stockholders
Estate of Frank Pilkiewicz(1)	1,802,421	23.7%
Fernovelty (Hong Kong) Holding Co., Ltd(8)	800,000	10.4%

*	Less than 1%

(1)

Includes (i) 47,791 shares of Adgero Common Stock owned by his spouse, (ii) 6,173 shares of Adgero Common Stock issuable upon exercise of warrants owned by his spouse, (iii) an aggregate of 29,784 shares of Adgero Common Stock owned by his children, and (iv) 335,958 shares of Adgero Common Stock issuable upon exercise of options owned by Dr. Pilkiewicz’s estate.

(2)

Includes 36,999 shares of Adgero Common Stock issuable upon exercise of warrants owned by Dr. Rychnovsky and 167,979 shares of Adgero Common Stock issuable upon exercise of options owned by Dr. Rychnovsky.

(3)

Includes 120,000 shares of Adgero Common Stock issuable upon exercise of options owned by John Liatos. Does not include 40,000 shares of Adgero Common Stock issuable upon the exercise of stock options granted to John Liatos that are not exercisable within sixty days of June 9, 2020.

(4)	Includes 30,000 shares of Adgero Common Stock issuable upon exercise of options owned by Keith Murphy.
(5)

Includes (i) 10,000 shares of Adgero Common Stock held by Orchestra Medical Ventures, LLC (David Hochman and Darren Sherman share voting and dispositive power over the shares held by Orchestra Medical Ventures, LLC), and (ii) 85,000 shares of Adgero Common Stock issuable upon exercise of options owned by David Hochman.

(6)	Includes 85,000 shares of Adgero Common Stock issuable upon exercise of options owned by Tim McInerney.
(7)

Includes (i) 50,992 shares of Adgero Common Stock held by AKS Family Partners L.P., an entity in which Adam Stern is the General Partner and (ii) 180,000 shares of Adgero Common Stock issuable upon exercise of warrants to purchase shares of Adgero Common Stock. The address of Adam Stern is 810 Seventh Ave, 18th FL, New York, NY 10019.

(8)

Includes 400,000 shares of Adgero Common Stock issuable upon exercise of warrants owned by Fernovelty (Hong Kong) Holding Co., Ltd. Haibo Wang is a natural person with voting and dispositive power over the shares held by Fernovelty (Hong Kong) Holding Co., Ltd. The address of Fernovelty (Hong Kong) Holding Co., Ltd is No. 308, Cailun Road, Zhangjiang Hi-Tech Park, Pudong, Shanghai, China 201210.

DelMar

The following table sets forth information regarding (i) the actual beneficial ownership of DelMar Common Stock as of June 9, 2020 and (ii) expected beneficial ownership of DelMar common stock immediately following the Closing, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of DelMar Common Stock before and after the Closing;

•	each of our current named executive officers and directors;

•	each person who will become a named executive officer or director of DelMar after the Closing; and

•	all executive officers and directors of DelMar as a group before and after the Closing.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of DelMar Common Stock before the Closing is based on 11,429,228 shares of DelMar Common Stock issued and outstanding as of June 9, 2020.

The expected beneficial ownership of shares of DelMar Common Stock after the Closing has been determined based upon the following: (i) that 11,365,499 shares of DelMar Common Stock are issued to the Adgero stockholders in connection with the Merger, (ii) that warrants exercisable for 2,299,036 shares of DelMar Common Stock are issued to holders of warrants exercisable for shares of Adgero Common Stock in connection with the Merger, (iii) that 12,195,122 shares of DelMar Common Stock are issuable upon conversion of shares of Series C Preferred Stock that are issued to the Investors in the Private Placement in an aggregate amount of $10 million (the “Minimum Offering Amount”), (iv) that 24,390,244 shares of DelMar Common Stock are issuable upon conversion of shares of Series C Preferred Stock that are issued to the Investors in the Private Placement in an aggregate amount of $20 million (the “Maximum Offering Amount”), (v) that 36,585,366 shares of DelMar Common Stock are issuable upon conversion of shares of Series C Preferred Stock that are issued to the Investors in the Private Placement in an aggregate amount of $30 million (the “Over-allotment Amount”), (vi) that 568,275 shares of DelMar Common Stock are issued to SternAegis Ventures (or its designees) upon completion of the Merger for advisory services rendered in connection with the Merger and (vii) there will be an aggregate of 11,595,105 shares of DelMar Common Stock (including shares of DelMar Series B Preferred Stock on an as-converted basis) issued and outstanding at Closing. The amounts above assume that shares of DelMar Common Stock issued upon conversion of the Series C Preferred Stock are issued at a Conversion Price of $0.82, the Conversion Price for the Series C Preferred Stock calculated as of June 9, 2020. The amounts below assume that no Dividend Shares are issued, that no Placement Agent Warrant Shares are issued and that none of the individuals below participated in the Private Placement.

	Before the Closing				After the Closing

Name of Beneficial Owner(1)	Common Stock Beneficially Owned		%(2)		Common Stock Beneficially Owned Assuming the Minimum Amount	%	Common Stock Beneficially Owned Assuming the Maximum Amount	%	Common Stock Beneficially Owned Assuming the Over-Allotment Amount	%
Directors and Officers of DelMar:
Saiid Zarrabian	209,228	(3)	1.8%		209,228	*	209,228	*	209,228	*
Dennis Brown, PhD	112,258	(4)	1.0%		112,258	*	112,258	*	112,258	*
Scott Praill	59,037	(5)		*	59,037	*	59,037	*	59,037	*
Robert E. Hoffman	42,133	(6)		*	42,133	*	42,133	*	42,133	*
John K. Bell	93,321	(7)		*	93,321	*	93,321	*	93,321	*
Robert J. Toth, Jr.	47,564	(8)		*	47,564	*	47,564	*	47,564	*
Lynda Cranston	46,670	(9)		*	46,670	*	46,670	*	46,670	*
Napoleone Ferrara, MD	43,067	(10)		*	43,067	*	43,067	*	43,067	*
Laura Johnson	—			*	—	*	—	*	—	*
All Officers and Directors as a group (9 persons)	653,277		5.7%		653,277	1.9%	653,277	1.4%	653,277	1.1%

Directors and Officers of DelMar After Consummation of the Merger (not listed above)
John Liatos	—		—		195,488	*	195,488	*	195,488	*
Steve Rychnovsky, Ph.D.	—		—		805,998	2.3%	805,998	1.7%	805,998	1.4%
Keith Murphy	—		—		179,849	*	179,849	*	179,849	*
All Officers and Directors of DelMar after consummation of the Merger as a group (9 persons)					1,834,611	5.2%	1,834,611	3.8%	1,834,611	3.0%

5% Holders after consummation of the Merger
Adam Stern(11)	—		—		1,917,697	5.4%	1,917,697	4.0%	1,917,697	3.2%
Estate of Frank Pilkiewicz(12)	—		—		2,293,401	6.6%	2,293,401	4.9%	2,293,401	3.9%

*	Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o DelMar Pharmaceuticals, Inc., 12707 High Bluff Drive, Suite 200, San Diego, CA 92130.

(2)

Applicable percentage ownership is based on 11,429,228 shares of common stock outstanding as of June 9, 2020, together with securities exercisable or convertible into shares of common stock within 60 days of June 9, 2020 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 9, 2020 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

Includes 203,138 shares issuable upon the exercise of vested stock options. Does not include 241,438 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(4)

Includes 53,750 shares held by Valent Technologies, LLC, 49,639 shares issuable upon exercise of vested stock options, 2,125 shares issuable upon exercise of warrants held by Dr. Brown, and 750 shares issuable upon the conversion of DelMar Series B Preferred Stock. Does not include an aggregate of 302,756 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(5)

Includes 49,397 shares issuable upon exercise of vested stock options, 1,250 shares issuable upon exercise of warrants and 938 shares upon the conversion of DelMar Series B Preferred Stock. Does not include 57,170 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(6)

Includes 42,133 shares issuable upon exercise of vested stock options. Does not include 39,567 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(7)

Mr. Bell has not been nominated to stand for re-election at the DelMar 2020 Annual Meeting of Stockholders. Includes 44,788 shares owned by Onbelay Capital, Inc., 1,250 shares issuable upon exercise of warrants held by Onbelay Capital, Inc., 46,033 shares issuable upon exercise of vested stock options, and 1,250 shares issuable upon the conversion of DelMar Series B Preferred Stock held by Onbelay Capital, Inc. Does not include 39,567 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(8)

Includes 46,033 shares issuable upon exercise of vested stock options and 325 shares issuable upon the conversion of DelMar Series B Preferred Stock. Does not include 39,567 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(9)

Includes 46,033 shares issuable upon exercise of vested options and 313 shares issuable upon the conversion of DelMar Series B Preferred Stock. Does not include 39,567 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(10)

Includes 43,067 shares issuable upon exercise of vested stock options. Does not include 39,567 shares issuable upon the exercise of stock options which are subject to stockholder approval of the increase in the number of shares authorized for issuance under the Plan.

(11)

Includes (i) 79,746 shares of DelMar Common Stock, issued in exchange for 50,992 shares of Adgero Common Stock held by AKS Family Partners L.P., an entity in which Adam Stern is the General Partner, (ii) 281,502 shares of DelMar Common Stock issuable upon the exercise of warrants issued in exchange for Adgero Warrants to purchase 180,000 shares of Adgero Common Stock owned by Adam Stern, (iii) 3,125 shares of DelMar Common Stock issuable upon conversion of shares of DelMar Series B Preferred Stock, (iv) warrants to purchase 6,667 shares of DelMar Common Stock, and (v) 568,275 Success Fee Shares issuable to SternAegis Ventures (or its designees), of which Mr. Stern is an affiliate, upon completion of the Merger for advisory services rendered in connection with the Merger. Mr. Stern disclaims beneficial ownership of 284,414 of the Success Fee Shares. The address of Adam Stern is 810 Seventh Ave, 18th FL, New York, NY 10019.

(12)

Includes (i) 74,740 shares of DelMar Common Stock issued in exchange for 47,791 shares of Adgero Common Stock owned by his spouse, (ii) 9,653 shares of DelMar Common Stock underlying warrants to purchase DelMar Common Stock issued in exchange for warrants to purchase 6,173 shares of Adgero Common Stock issuable upon exercise of warrants owned by his spouse, (iii) 46,579 shares of DelMar Common Stock issued in exchange for an aggregate of 29,784 shares of Adgero Common Stock owned by his children, and (iv) 335,958 shares of Adgero Common Stock issuable upon exercise of options owned by Dr. Pilkiewicz’s estate. The address of Estate of Frank Pilkiewicz is Attn: Fox Rothchild, LLP, 997 Lenox Drive, Lawrenceville, NJ 08648.

LEGAL MATTERS

The validity of the shares of DelMar Common Stock to be issued in connection with the Merger will be passed upon for DelMar by Fennemore Craig, P.C, Reno, Nevada and certain material U.S. federal income tax consequences will be passed upon by Lowenstein Sandler LLP. Gracin & Marlow, LLP represented Adgero on certain matters with respect to the Merger.

CHANGE IN ACCOUNTANTS

On July 31, 2019, DelMar received notification from Ernst & Young LLP (“E&Y”), DelMar’s independent registered public accounting firm, that, as a result of the relocation of DelMar’s headquarters from Vancouver, British Columbia, Canada to San Diego, California, E&Y has declined to stand for re-appointment as DelMar’s independent registered public accounting firm with respect to the audit of DelMar’s consolidated financial statements as of and for the year ending June 30, 2020. The decision not to stand for re-appointment was not the result of any disagreements between DelMar and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Accordingly, on September 30, 2019 E&Y resigned as DelMar’s independent registered public accounting firm.

E&Y’s report on DelMar’s consolidated financial statements for the fiscal year ended June 30, 2018 contained a paragraph stating that there was substantial doubt about DelMar’s ability to continue as a going concern. E&Y’s reports on DelMar’s consolidated financial statements for each of the two most recent fiscal years ended June 30, 2019 and June 30, 2018 did not contain an adverse opinion or a disclaimer of opinion, and neither such report was qualified or modified as to uncertainty, audit scope or accounting principle.

Upon approval of the board of directors of DelMar and the audit committee, Marcum LLP (“Marcum”) was engaged, effective September 30, 2019, to serve as DelMar’s independent registered public accounting firm for the fiscal year ending June 30, 2020.

During the fiscal years ended June 30, 2019 and June 30, 2018, and the subsequent period through September 30, 2019, (i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference thereto in its reports on the financial statements for such years, and (ii) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K, except as described below.

During the audit for the year ended June 30, 2019, a material weakness in the design and operating effectiveness of our internal controls over financial reporting was identified relating to inadequate segregation of duties over authorization, review and recording of transactions, as well as the financial reporting of such transactions. During the audit for the year ended June 30, 2018, a material weakness in internal control over financial reporting was identified relating to inadequate segregation of duties over authorization, review and recording of transactions, as well as the financial reporting of such transactions.

During DelMar’s two most recent fiscal years, which ended June 30, 2019 and June 30, 2018, and the subsequent interim period through September 30, 2019, neither DelMar nor any person on its behalf has consulted Marcum with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on DelMar’s consolidated financial statements, and neither a written report was provided to DelMar nor oral advice was provided that Marcum concluded was an important factor considered by DelMar in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K), or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

DelMar has provided E&Y with a copy of the above disclosures.

EXPERTS

The consolidated financial statements of Adgero Biopharmaceuticals Holdings, Inc. as of December 31, 2019 and 2018, and for the years then ended, included in the proxy statement/prospectus/information statement, which is referred to and made a part of this Prospectus and Registration Statement on Form S-4, have been audited by Rosenberg Rich Baker Berman & Company, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of DelMar Pharmaceuticals, Inc. at June 30, 2019 and 2018, and for the years then ended, included in the Proxy Statement/Prospectus/Information Statement, which is referred to and made a part this Registration Statement on Form S-4, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

Submission of Future Stockholder Proposals

Pursuant to Rule 14a-8 of the Exchange Act, some stockholder proposals may be eligible for inclusion in the proxy statement for DelMar’s next annual meeting of the stockholders. For a proposal of a stockholder to be considered for inclusion in next year’s proxy statement, it must be submitted in writing, with the proof of stock ownership in accordance with Rule 14a-8 and received by the Secretary of DelMar a reasonable time before DelMar begins to print and send proxy materials.

The DelMar board of directors maintains a process for stockholders to communicate with the board of directors and its committees. Stockholders of DelMar and other interested persons may communicate with the board of directors or the chair of the Audit Committee, Compensation Committee, and the Nominating and Corporate Governance Committee by writing to the Secretary of DelMar at 12707 High Bluff Drive, Suite 200, San Diego, CA 92130. All communications that relate to matters that are within the scope of the responsibilities of the board of directors will be presented to the board of directors no later than the next regularly scheduled meeting. Communications that relate to matters that are within the responsibility of one of the board of directors committees will be forwarded to the chair of the appropriate committee. Communications that relate to ordinary business matters that are not within the scope of the board of directors responsibilities will be forwarded to the appropriate officer. Solicitations, junk mail and obviously frivolous or inappropriate communications will not be forwarded, but will be made available to any director who wishes to review them.

Householding—Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, DelMar and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus/information statement will be delivered to multiple DelMar stockholders sharing an address unless contrary instructions have been received by from the impacted stockholders. Once you have received notice from DelMar (if you are a DelMar stockholder of record) or from your broker (if you are a beneficial owner of DelMar Common Stock) that DelMar or they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive separate copies of DelMar’s annual disclosure documents and this proxy statement/prospectus/information statement or if you currently receive multiple copies and would like to request “householding” of these communications, please notify your broker or DelMar. Direct your request to DelMar by calling or writing DelMar at its principal executive offices at (858) 350-4364 and 12707 High Bluff Drive, Suite 200, San Diego, CA 92130.

WHERE YOU CAN FIND MORE INFORMATION

DelMar files reports, proxy statements and other information with the SEC as required by the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information about DelMar. You can read DelMar’s SEC filings, including this proxy statement/prospectus/information statement, over the Internet at the SEC’s website at http://www.sec.gov. The reports and other information filed by DelMar with the SEC are also available at DelMar’s website, which is http://www.delmarpharma.com. Information on DelMar’s website is not part of this proxy statement/prospectus/information statement.

If you would like additional copies of this proxy statement/prospectus/information statement or if you have questions about the Merger or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

DelMar Pharmaceuticals, Inc.

12707 High Bluff Drive, Suite 200

San Diego, CA 92130

Telephone: (858) 350-4364

Attention: Secretary

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Telephone: 866-619-8907

Banks and brokers can call collect at: 866-619-8907

Email: amackey@allianceadvisors.com

If you are a stockholder of DelMar and would like to request documents, please do so by August 7, 2020 to receive them before the DelMar special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus/information statement relating to DelMar has been supplied by DelMar, and all such information relating to Adgero has been supplied by Adgero. Information provided by either DelMar or Adgero does not constitute any representation, estimate or projection of any other party.

You should rely only on the information contained in this proxy statement/prospectus/information statement or that we have referred to you. None of DelMar or Adgero has authorized anyone to provide you with any additional information. This proxy statement/prospectus/information statement is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus/information statement is accurate as of any date other than such date, and neither the mailing or posting of this proxy statement/prospectus/information statement to stockholders of DelMar or stockholders of Adgero shall create any implication to the contrary.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

of Adgero Biopharmaceuticals Holdings, Inc. and Subsidiary

We have audited the accompanying consolidated financial statements of Adgero Biopharmaceuticals Holdings, Inc. and subsidiary (a Delaware corporation) and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adgero Biopharmaceuticals Holdings, Inc. and subsidiary as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/Rosenberg Rich Baker Berman & Company

Somerset, New Jersey

April 9, 2020

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$1,298,789	$513,526
Certificates of deposit	450,071	3,013,492
Prepaid expenses	6,396	10,421

Total current assets	1,755,256	3,537,439
Property and equipment, net	199,858	226,629
Other assets	18,078	18,078

Total Assets	$1,973,192	$3,782,146

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$150,718	$276,530
Accrued expenses	638,914	598,310

Total current liabilities	789,632	874,840

Total Liabilities	789,632	874,840

Commitments and Contingencies (Note 4)

Stockholders’ Equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized and no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 50,000,000 shares authorized and 6,762,537 shares issued and outstanding at December 31, 2019 and 2018, respectively	676	676
Additional paid-in capital	16,161,175	16,113,413
Accumulated deficit	(14,978,291)	(13,206, 783)

Total Stockholders’ Equity	1,183,560	2,907,306

Total Liabilities and Stockholders’ Equity	$1,973,192	$3,782,146

See Notes to the Consolidated Financial Statements.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2019	2018
Operating expenses:
Research and development	$1,004,504	$2,261,895
General and administrative	782,829	1,450,972

Total operating expenses	1,787,333	3,712,867

Loss from operations	(1,787,333)	(3,712,867)

Other income (expense):
Interest income	46,429	63,607
Registration rights penalties	(30,604)	(157,843)
Gain on receipt of insurance proceeds	—	2,000,000

Total other income	15,825	1,905,764

Net Loss	$(1,771,508)	$(1,807,103)

See Notes to the Consolidated Financial Statements.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2017	6,762,537	$676	$15,595,489	$(11,399,680)	$4,196,485
Stock-based compensation expense	—	—	517,924	—	517,924
Net loss	—	—	—	(1,807,103)	(1,807,103)

Balances at December 31, 2018	6,762,537	$676	$16,113,413	$(13,206,783)	$2,907,306
Stock-based compensation expense	—	—	47,762	—	47,762
Net loss	—	—	—	(1,771,508)	(1,771,508)

Balances at December 31, 2019	6,762,537	$676	$16,161,175	$(14,978,291)	$1,183,560

See Notes to the Consolidated Financial Statements.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2019	2018
Cash Flows from Operating Activities:
Net loss	$(1,771,508)	$(1,807,103)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	47,762	517,925
Depreciation expense	26,771	26,630
Changes in operating assets and liabilities:
Prepaid expenses and other assets	4,025	19,382
Accounts payable	(125,812)	(375,575)
Accrued expenses	40,604	(366,776)

Net cash used in operating activities	(1,778,158)	(1,985,517)

Cash Flows from Investing Activities:
Purchase of certificates of deposit	—	(1,750,000)
Proceeds from maturity of certificates of deposit	2,563,421	3,836,508
Purchase of property and equipment	—	(106,454)

Net cash provided by Investing activities	2,563,421	1,980,054

Net increase (decrease) in cash and cash equivalents	785,263	(5,463)
Cash and cash equivalents at beginning of period	513,526	518,990

Cash and cash equivalents at end of period	$1,298,789	$513,527

1. Organization

Nature of Business and Liquidity

Adgero Biopharmaceuticals Holdings, Inc. (“Holdings”), incorporated in Delaware on October 26, 2015, wholly owns Adgero Biopharmaceuticals, Inc. (“Adgero”) which was incorporated in Delaware on November 16, 2007 (collectively, the “Company”). The Company is a biopharmaceutical company, focused on the development of photodynamic therapy, for the treatment of rare, unmet medical needs, specifically orphan cancer indications. The Company is headquartered in Princeton, New Jersey.

The Company is devoting substantially all of its efforts towards research and development of its photodynamic therapy and raising capital. The Company has not generated any product revenue to date.

The Company has financed its operations to date primarily through the issuance of its common stock, common stock warrants, convertible notes and loans from stockholders. The Company expects to continue to incur net losses in the foreseeable future.

As of December 31, 2019, the Company had cash and cash equivalents of $1,298,789 and holds short-term certificates of deposit totaling, in the aggregate, $450,071. Although the Company has incurred recurring losses, the Company expects its cash and cash equivalents and certificates of deposit as of December 31, 2019 to be sufficient to fund operations for at least the next twelve months from the issuance date of these consolidated financial statements.

The Company will need to continue to raise funds until it is able to generate revenues from operations sufficient to fund its development and commercial operations. The Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its product. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to technology or its product that the Company would otherwise seek to deploy or commercialize.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Holdings and Adgero. Significant inter-company account balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amounts of assets and liabilities reported in the Company’s balance sheets and the amounts of expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, fair value calculations for equity securities, establishing valuation allowances for deferred taxes, and the recovery of deferred costs. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. All cash and cash equivalents are held in United States financial institutions.

2. Summary of Significant Accounting Policies  (continued)

Certificates of Deposit

As of December 31, 2019 and 2018, the Company holds certificates of deposit (“CDs”) totaling, in the aggregate, $450,071 and $3,013,492, respectively, with original maturities ranging from five months to nine months. The CDs had a weighted average interest rate of 1.83% per annum as of December 31, 2019.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation, which is recorded commencing at the in-service date using the straight-line method at rates sufficient to charge the cost of depreciable assets to operations over their estimated useful lives, which range from 3 to 7 years.

Stock-Based Compensation

The Company expenses stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value of the awards and forfeiture rates.

For stock-based compensation awards to non-employees, prior to the adoption of ASU 2018-07 on January 1, 2019, the Company remeasured the fair value of the non-employee awards at each reporting period prior to the vesting and finally at the vesting date of the award. Changes in the estimated fair value of these non-employee awards were recognized as compensation expense in the period of the change. Subsequent to the adoption of ASU 2018-07, the Company recognizes non-employee compensation costs over the requisite service period based on a measurement of fair value for each stock award.

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. The assumptions used in calculating the fair value of stock-based awards represents management’s best estimates and involve inherent uncertainties and the application of management’s judgement. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments to employees and directors is recorded over the requisite service period based on the grant date fair value of the awards. The grant date value of performance-based equity awards is recognized over the service period, so long as completion of the performance criteria is deemed to be probable. Compensation previously recorded for unvested equity awards that are forfeited is reversed upon forfeiture.

Advertising Costs

Advertising costs are expensed as they are incurred. There were no advertising costs incurred for the years ended December 31, 2019 and 2018.

Research and Development Expenses

Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made. Upfront and milestone payments due to third parties that perform research and development services on the Company’s behalf will be expensed as services are rendered or when the milestone is achieved.

Research and development costs primarily consist of personnel related expenses, including salaries, benefits, travel, and other related expenses, stock-based compensation, payments made to third parties for license and milestone costs related to in-licensed products and technology, payments made to third party contract research organizations for preclinical and clinical studies, investigative sites for clinical trials, consultants, the cost of

2. Summary of Significant Accounting Policies  (continued)

acquiring and manufacturing clinical trial materials, costs associated with regulatory filings, laboratory costs and other supplies.

Costs incurred in obtaining technology licenses are charged to research and development expense if the technology licensed has not reached commercial feasibility and has no alternative future use. The licenses purchased by the Company require substantial completion of research and development, regulatory and marketing approval efforts to reach commercial feasibility and has no alternative future use.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist principally of cash and cash equivalents and CDs. All cash and cash equivalents are held in United States financial institutions which, at times, exceed federally insured limits. The Company manages their purchases of CDs such that it keeps its exposure to any single bank to be under the federally insured limits. The Company has not recognized any losses from credit risks on such accounts. The Company believes it is not exposed to significant credit risk on cash, cash equivalents and CDs.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company has no uncertain tax positions as of December 31, 2019 and 2018 that qualify for either recognition or disclosure in the financial statements under this guidance.

The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the consolidated statements of operations. There were no amounts accrued for interest or penalties for the years ended December 31, 2019 and 2018.

Financial Instruments

Financial instruments, which include cash and cash equivalents, CDs, accounts payable and accrued expenses are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Assets and liabilities that are measured at fair value are reported using a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy

2. Summary of Significant Accounting Policies  (continued)

maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Unadjusted quoted prices in active markets that are assessable at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Recently Issued Accounting Standards

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. ASU 2016-02 will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company does not believe that ASU 2016-02 will be material as it currently does not have any operating leases that extend beyond December 31, 2020.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

3. Property and Equipment

At December 31, 2019 and 2018, property and equipment, net consisted of the following:

	Estimated Useful Life (in years)	December 31, 2019	December 31, 2018
Computer equipment	3	$44,475	$44,475
Furniture and fixtures	7	39,570	39,570
Leasehold improvements	3	16,698	16,698
Construction in Progress		172,017	172,017

Total property and equipment		272,760	272,760
Less: accumulated depreciation		(72,903)	(46,131)

Property and equipment, net		$199,857	$226,629

3. Property and Equipment  (continued)

Depreciation expense amounted to $26,771 and $26,630 for the years ended December 31, 2019 and 2018, respectively. Depreciation expense is reflected in general and administrative expenses in the consolidated statements of operations.

4. Commitments and Contingencies

Legal Matters

The Company is not currently subject to any material legal proceedings; however, the Company may from time to time become a party to various legal proceedings arising in the ordinary course of the Company’s business.

Contingent Milestone Payments

In connection with an asset purchase agreement with Miravant Medical Technologies (“Miravant”) dated November 26, 2012, and amended on May 12, 2014, the Company is subject to the following contingent milestone payments as of December 31, 2019:

a)

Payments of $300,000 in cash or an equivalent amount of stock, at the Company’s sole discretion, upon the sooner of (1) the next equity financing after a “non-exploratory” clinical trial or (2) the commencement of a clinical trial intended to be used as a definitive study for market approval in any country;

b)	Payment of $700,000 in cash or an equivalent amount of stock, at the Company’s sole discretion, upon the grant of the first regulatory approval of a product; and

c)	Royalty equity to six percent (6%) on net sales during the Royalty Term.

The purchase was accounted for as an asset acquisition. Contingent consideration in an asset acquisition is generally recognized when it is probable that a liability has incurred, and the amount can be reasonably estimated. None of the milestone payments were accrued for at the time of acquisition as it was not probable that a liability had been incurred. The milestones payments have not yet been achieved as of the date of these consolidated financial statements.

Lease Agreement

In December 2016, a three-year lease commenced on office space in Princeton. New Jersey. Basic rent in connection with the lease is $3,962 per month. The Company entered into an amendment to expand the leased office space which will become effective May 15, 2017. Basic rent in connection with the lease amendment is $6,419 per month.

The lease is scheduled to terminate in May 2020. Future minimum payments under this lease agreement, as amended, are $32,095 for the period from January 1, 2020 through May 31, 2020.

5. Income Taxes

As of December 31, 2019 and 2018, the Company had available federal net operating loss carryforwards (“NOLs”) of approximately $10,490,000 and $8,800,000 respectively, and state NOLs of approximately $9,536,000 and $7,844,000, respectively, which are available to offset future federal and state taxable income, if any, and which expire between 2027 and 2036. The utilization of these NOLs is subject to limitations based on past and future changes in ownership of the Company pursuant to Internal Revenue Code Section 382. The Company has determined that an ownership change occurred for Internal Revenue Code Section 382 purposes. As a result of this ownership change, the ability of the Company to utilize its NOLs may be limited. Federal tax returns for the years 2015, 2016 and 2017 remain subject to audit.

5. Income Taxes  (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset is presented below:

	December 31,
	2019	2018
Deferred tax asset
Net operating loss carryforward	$2,842,159	$2,373,563
Stock-based compensation	478,395	468,365
Research credits	79,908	79,908

Total deferred tax assets	3,400,462	2,921,836
Valuation Allowance	(3,400,462)	(2,921,836)

Deferred tax asset, net of allowance	$—	$—

ASC 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, management believes that uncertainty exists with respect to future realization of its deferred tax assets and has, therefore, established a full valuation allowance as of December 31, 2019 and 2018. The net change in valuation allowance for the years ended December 31, 2019 and 2018 was an increase of approximately $482,000 and $456,000, respectively.

The income tax (provision) benefit consists of the following:

	For the years ended December 31,
	2019	2018
Current
Federal	$—	$—
State	—	—
Deferred
Federal	(355,264)	(209,866)
State	(123,362)	(66,949)
Valuation allowance	478,626	276,815

Income tax provision expense	$—	$—

6. Equity

Authorized Capital

Holdings has 60,000,000 shares of authorized capital stock, including 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock has been designated to date.

Equity Incentive Plan

On January 8, 2016, the Holdings’ Board and stockholders adopted the 2016 Equity Incentive Plan (“2016 Plan”), which has a ten-year life for granting awards and initially reserved 750,000 shares of common stock for awards, which increased to 15% of the quantity of the Company’s outstanding common stock, on a fully diluted basis, immediately following the final closing of the 2016 Units Offering, up to a maximum of 2,000,000 shares. Beginning January 1, 2017 and annually thereafter, the maximum shares will be increased by 6% of the

6. Equity  (continued)

Holdings’ common stock outstanding at that time. Shares of common stock issued under the 2016 Plan may either be authorized but unissued Holdings’ common stock or shares held in Holdings’ treasury. As of December 31, 2019, (i) the Company has 2,122,826 shares of common stock authorized for awards granted under the 2016 Plan; (ii) options to purchase an aggregate of 1,003,937 shares of common stock were outstanding under the 2016 Plan; and (iii) 25,000 shares of common stock were issued as restricted stock grants pursuant to the 2016 Plan. Accordingly, as of December 31, 2019, 1,093,889 shares are reserved and currently available for future grants under the 2016 Plan.

Awards granted under the 2016 Plan may be incentive stock options (they must meet all statutory requirements), non-qualified stock options, stock appreciation rights, restricted stock, stock units, performance shares, performance units, incentive bonus awards, and other cash-based or stock-based awards. Pursuant to the 2016 Plan, stock options must expire within 10 years and must be granted with exercise prices of no less than the fair value of the common stock on the grant date, as determined by the Board of Directors.

Registration Rights Agreement

In connection with the 2016 Units Offering, the Company entered into a registration rights agreement (as amended, the “Registration Rights Agreement”). The Registration Rights Agreement required the Company to file with the SEC a registration statement covering the resale of the shares of common stock held by the Investors (the “Investor Shares”) and certain of the Investor Warrants, issued in the 2016 Units Offering, as well as the shares of common stock underlying the Replacement Warrants and the warrant issued to a 2015 Convertible Note holder whose note was not included in the 2016 Units Offering (together with the Investor Shares and the Investor Warrants, the “Registrable Securities”).

If the registration statement is not declared effective on or before the Effectiveness Deadline, the Company will be required to pay to each holder of Registrable Securities purchased in the 2016 Units Offering an amount in cash equal to one-half of one percent (0.5%) of such holder’s investment amount on every 30 day anniversary of such Effectiveness Deadline until such failure is cured. The maximum aggregate amount of payments to be made by the Company as a result of such failure, shall be an amount equal to 6% of each holder’s investment amount. Additionally, the Company is required to pay interest on the unpaid payments in the amount of 2% per annum. The Registration Statement was not declared effective by the Effectiveness Deadline of April 2, 2017 and continues to not be effective as of December 31, 2019 and these financial statements were issued. As a result, the Company believes it is probable that it will incur $598,309 and $628,913 as of December 31, 2018 and 2019, respectively. Pursuant to ASC 450-20 “Loss Contingencies”, the Company accrued the non-compliance penalties and it is included in Accrued liabilities on the Consolidated Balance Sheet at December 31, 2019 and 2018.

Restricted Stock

A summary of restricted stock activity for the year ended December 31, 2019 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2017	35,000	$2.82
Granted	—	—
Forfeited	(10,000)	2.82
Vested	—	—

Nonvested at December 31, 2018	25,000	$2.82
Granted	—	—
Vested	—	—

Nonvested at December 31, 2019	25,000	$2.82

6. Equity  (continued)

Stock Options

The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company’s stock options for employees has been determined utilizing the “simplified” method for awards. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

In applying the Black Scholes option pricing model, the Company used the following assumptions for stock options granted in 2018, there were no options granted in 2019:

For the Year Ended December 31, 2018
Risk free interest rate	2.83%
Expected term	10.00
Expected volatility	102.6%-103.3%
Expected dividends	0.00%

For the year ended December 31, 2019, the Company recognized stock-based compensation of $47,762 related to stock option grants, of which a credit of $34,154 is included in research and development expenses, and $81,916 is included in general and administrative expenses in the consolidated statement of operations. For the year ended December 31, 2018, the Company recognized stock-based compensation of $517,924 related to stock option grants, of which $192,882 is included in research and development expenses, and $325,042 is included in general and administrative expenses in the consolidated statement of operations. As of December 31, 2019, there was $27,163 of unrecognized stock-based compensation related to stock option grants that will be amortized over a weighted average period of one year.

A summary of stock options activity for the years ended December 31, 2019 and 2018 is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2017	1,197,271	$5.00	6.7
Granted	215,000	5.00	9.3
Forfeited	(173,334)	5.00	—

Outstanding as of December 31, 2018	1,238,937	$5.00	6.8
Granted	—	—	—
Forfeited	(235,000)	5.00	—

Outstanding as of December 31, 2019	1,003,937	$5.00	5.5

6. Equity  (continued)

Warrants

A summary of warrant activity for the years ended December 31, 2019 and 2018 is presented below:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2017	1,470,092	$5.00	3.29
Exercised	—	—

Outstanding as of December 31, 2018	1,470,092	$5.00	2.29
Exercised	—	—	—

Outstanding as of December 31, 2019	1,470,092	$5.00	1.29

7. Gain on Receipt of Insurance Proceeds

The Company maintained a $2,000,000 term life insurance policy on the Company’s chief executive, for the benefit of the Company. In April 2018, the Company received death benefit proceeds of $2,000,000 under the policy. The benefit received is recognized as a non-operating gain in the consolidated statements of operations.

8. Subsequent Events

Management has evaluated subsequent events through the date the consolidated financial statements were available to be issued.

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Adgero Biopharmaceuticals Holdings, Inc.

We have reviewed the accompanying condensed consolidated financial statements of Adgero Biopharmaceuticals Holdings, Inc. and subsidiary (a Delaware corporation), which comprise the condensed consolidated balance sheet as of March 31, 2020, and the related condensed consolidated statements of operations, stockholders’ equity, and cash flows for the three-month periods ended March 31, 2020 and 2019.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the condensed interim financial information in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditor’s Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of March 31, 2020

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Adgero Biopharmaceuticals Holdings, Inc. and subsidiary as of December 31, 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 9, 2020, we expressed an unmodified audit opinion on those audited consolidated financial statements. In our opinion, the accompanying condensed consolidated balance sheet of Adgero Biopharmaceuticals Holdings, Inc. and subsidiary as of March 31, 2020, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Somerset, New Jersey

June 1, 2020

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$515,769	$1,298,789
Certificates of deposit	900,168	450,071
Prepaid expenses	4,450	6,396

Total current assets	1,420,387	1,755,256
Property and equipment, net	195,521	199,858
Other assets	18,078	18,078

Total Assets	$1,633,986	$1,973,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$142,553	$150,718
Accrued expenses	649,100	638,914

Total current liabilities	791,653	789,632

Total Liabilities	791,653	789,632

Commitments and Contingencies (Note 4)

Stockholders’ Equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized and no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 50,000,000 shares authorized and 6,762,537 shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively	676	676
Additional paid-in capital	16,172,088	16,161,175
Accumulated deficit	(15,330,431)	(14,978,291)

Total Stockholders’ Equity	842,333	1,183,560

Total Liabilities and Stockholders’ Equity	$1,633,986	$1,973,192

See Notes to Condensed Consolidated Financial Statements.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Operating expenses:
Research and development	$149,293	$299,150
General and administrative	203,854	226,932

Total operating expenses	353,147	526,082

Loss from operations	(353,147)	(526,082)

Other income (expense):
Interest income	4,151	15,938
Registration Rights Penalty	(3,144)	(24,183)

Total other income	1,007	(8,245)

Net Loss	$(352,140)	$(534,327)

See Notes to Condensed Consolidated Financial Statements.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2018	6,762,537	$676	$16,113,413	$(13,206,783)	$2,907,306
Stock-based compensation expense	—	—	51,267	—	51,267
Net loss	—	—	—	(534,327)	(534,327)

Balances at March 31, 2019	6,762,537	$676	$16,164,680	$(13,741,110)	$2,424,246

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2019	6,762,537	$676	$16,161,175	$(14,978,291)	$1,183,560
Stock-based compensation expense	—	—	10,913	—	10,913
Net loss	—	—	—	(352,140)	(352,140)

Balances at March 31, 2020	6,762,537	$676	$16,172,088	$(15,330,431)	$842,333

See Notes to Condensed Consolidated Financial Statements.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$ (352,140)	$(534,327)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	10,913	51,267
Depreciation expense	4,337	6,658
Changes in operating assets and liabilities:
Prepaid expenses and other assets	1,946	(1,478)
Accounts payable	(8,165)	(132,317)
Accrued expenses	10,186	45,104

Net cash used in operating activities	(332,923)	(565,093)

Cash Flows from Investing Activities:
Purchase of certificates of deposit	(1,900,000)	(1,867,655)
Proceeds from maturity of certificates of deposit	1,449,903	2,681,070

Net cash (used in) provided by Investing activities	(450,097)	813,415

Net increase (decrease) in cash and cash equivalents	(783,020)	248,322
Cash and cash equivalents at beginning of period	1,298,789	513,526

Cash and cash equivalents at end of period	$515,769	$761,848

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Unaudited)

1. Organization

Nature of Business and Liquidity

Adgero Biopharmaceuticals Holdings, Inc. (“Holdings”), incorporated in Delaware on October 26, 2015, wholly owns Adgero Biopharmaceuticals, Inc. (“Adgero”) which was incorporated in Delaware on November 16, 2007 (collectively, the “Company”). The Company is a biopharmaceutical company, focused on the development of photodynamic therapy, for the treatment of rare, unmet medical needs, specifically orphan cancer indications. The Company is headquartered in Princeton, New Jersey.

The Company is devoting substantially all its efforts towards research and development of its photodynamic therapy and raising capital. The Company has not generated any product revenue to date.

The Company has financed its operations to date primarily through the issuance of its common stock, common stock warrants, convertible notes and loans from stockholders. The Company expects to continue to incur net losses in the foreseeable future.

As of March 31, 2020, the Company had cash and cash equivalents of $515,769 and holds short-term certificates of deposit totaling, in the aggregate, $900,168 as of March 31, 2020. Although the Company has incurred recurring losses, the Company expects its cash and cash equivalents and certificates of deposit as of March 31, 2020 to be sufficient to fund operations for at least the next twelve months from the issuance date of these consolidated financial statements.

The Company will need to continue to raise funds until it is able to generate revenues from operations sufficient to fund its development and commercial operations. The Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its product. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to technology or its product that the Company would otherwise seek to deploy or commercialize.

The impact of the coronavirus (“COVID-19”) outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary after elimination of all intercompany transactions and balances. The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and reflect all adjustments, which only include normal recurring adjustments, which in the opinion of management are

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Unaudited)

2. Summary of Significant Accounting Policies  (continued)

necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the interim period and are not necessarily indicative of results to be expected for the full fiscal year or for any other future annual or interim periods. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2019.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amounts of assets and liabilities reported in the Company’s balance sheets and the amounts of expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, fair value calculations for equity securities, establishing valuation allowances for deferred taxes, and the recovery of deferred costs. Actual results could differ from those estimates.

Certificates of Deposit

As of March 31, 2020, and December 31, 2019, the Company holds certificates of deposit (“CDs”) totaling, in the aggregate, $900,168 and $450,071, respectively, with original maturities ranging from five months to nine months. The CDs had a weighted average interest rate of 1.28% and 1.83% per annum as of March 31, 2020 and December 31, 2019.

Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies previously disclosed in the Company’s annual financial statements for the year ended December 31, 2019.

Financial Instruments

Financial instruments, which include cash and cash equivalents, CDs, accounts payable and accrued expenses are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Unaudited)

2. Summary of Significant Accounting Policies  (continued)

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820),—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company’s adoption of this standard on January 1, 2020 did not have a material impact on its condensed consolidated financial statements and related disclosures.

3. Property and Equipment

At March 31, 2020 and December 31, 2019, property and equipment, net consisted of the following:

	Estimated Useful Life (in years)	March 31, 2020	December 31, 2019
Computer equipment	3	$44,475	$44,475
Furniture and fixtures	7	39,570	39,570
Leasehold improvements	3	16,698	16,698
Construction in Progress		172,017	172,017

Total property and equipment		272,760	272,760
Less: accumulated depreciation		(77,239)	(72,902)

Property and equipment, net		$195,522	$199,858

Depreciation expense amounted to $4,337 and $6,658 for the three months ended March 31, 2020 and 2019, respectively. Depreciation expense is reflected in general and administrative expenses in the condensed consolidated statements of operations.

4. Commitments and Contingencies

Legal Matters

The Company is not currently subject to any material legal proceedings; however, the Company may from time to time become a party to various legal proceedings arising in the ordinary course of the Company’s business.

Contingent Milestone Payments

In connection with an asset purchase agreement with Miravant Medical Technologies (“Miravant”) dated November 26, 2012, and amended on May 12, 2014, the Company is subject to the following contingent milestone payments as of December 31, 2019:

a)

Payments of $300,000 in cash or an equivalent amount of stock, at the Company’s sole discretion, upon the sooner of (1) the next equity financing after a “non-exploratory” clinical trial or (2) the commencement of a clinical trial intended to be used as a definitive study for market approval in any country;

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Unaudited)

4. Commitments and Contingencies  (continued)

b)	Payment of $700,000 in cash or an equivalent amount of stock, at the Company’s sole discretion, upon the grant of the first regulatory approval of a product; and

c)	Royalty equity to six percent (6%) on net sales during the Royalty Term.

The purchase was accounted for as an asset acquisition. Contingent consideration in an asset acquisition is generally recognized when it is probable that a liability has incurred, and the amount can be reasonably estimated. None of the milestone payments were accrued for at the time of acquisition as it was not probable that a liability had been incurred. The milestones payments have not yet been achieved as of the date of these financial statements.

Lease Agreement

In December 2016, a three-year lease commenced on office space in Princeton. New Jersey. Basic rent in connection with the lease is $3,962 per month. The Company entered into an amendment to expand the leased office space which became effective May 15, 2017. Basic rent in connection with the lease amendment is $6,419 per month.

The lease was scheduled to terminate in May 31, 2020, the Company has renewed the lease for up to three months, with a two-week notice period of termination. Future minimum payments under this lease agreement, as amended, are $15,838 for the period from April 1, 2020 through August 31, 2020.

5. Equity

Authorized Capital

Holdings has 60,000,000 shares of authorized capital stock, including 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock has been designated to date.

Equity Incentive Plan

On January 8, 2016, the Holdings’ Board and stockholders adopted the 2016 Equity Incentive Plan (“2016 Plan”), which has a ten-year life for granting awards and initially reserved 750,000 shares of common stock for awards. As of March 31, 2020, (i) the Company has 2,524,979 shares of common stock authorized for awards granted under the 2016 Plan; (ii) options to purchase an aggregate of 1,003,937 shares of common stock were outstanding under the 2016 Plan; and (iii) 25,000 shares of common stock were issued as restricted stock grants pursuant to the 2016 Plan. Accordingly, as of March 31, 2020, 1,496,042 shares are reserved and currently available for future grants under the 2016 Plan.

Registration Rights Agreement

In connection with the 2016 Units Offering, the Company entered into a registration rights agreement (as amended, the “Registration Rights Agreement”). The Registration Rights Agreement required the Company to file with the SEC a registration statement covering the resale of the shares of common stock held by the Investors (the “Investor Shares”) and certain of the Investor Warrants, issued in the 2016 Units Offering, as well as the

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Unaudited)

5. Equity  (continued)

shares of common stock underlying the Replacement Warrants and the warrant issued to a 2015 Convertible Note holder whose note was not included in the 2016 Units Offering (together with the Investor Shares and the Investor Warrants, the “Registrable Securities”).

If the registration statement is not declared effective on or before the Effectiveness Deadline, the Company will be required to pay to each holder of Registrable Securities purchased in the 2016 Units Offering an amount in cash equal to one-half of one percent (0.5%) of such holder’s investment amount on every 30 day anniversary of such Effectiveness Deadline until such failure is cured. The maximum aggregate amount of payments to be made by the Company as a result of such failure, shall be an amount equal to 6% of each holder’s investment amount. Additionally, the Company is required to pay interest on the unpaid payments in the amount of 2% per annum. The Registration Statement was not declared effective by the Effectiveness Deadline of April 2, 2017 and continues to not be effective as of March 31, 2020 and the date these condensed consolidated financial statements were issued. As a result, the Company believes it is probable that it will incur $632,057, the maximum amount of non-compliance penalties relating to these registration rights. Pursuant to ASC 450-20 “Loss Contingencies”, the Company accrued the estimated $440,466 of non-compliance penalties and it is included in Accrued liabilities on the Consolidated Balance Sheet at March 31, 2020 and December 31, 2019, respectively.

Restricted Stock

A summary of restricted stock activity for the three months ended March 31, 2020 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2019	25,000	$2.82
Granted	—	—
Vested	—	—

Nonvested at March 31, 2020	25,000	$2.82

Stock Options

A summary of stock options activity for the three months ended March 31, 2020 is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2019	1,003,937	$5.00	5.5

Outstanding as of March 31, 2020	1,003,937	$5.00	5.3

Vested and exercisable at March 31, 2020	960,603	$5.00	5.2

As of March 31, 2020, there was $16,251 of unrecognized stock-based compensation related to stock option grants that will be amortized over a weighted average period of 0.5 year.

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Unaudited)

5. Equity  (continued)

The following table summarizes stock-based compensation expense for the three months ended March 31, 2020 and 2019:

	For the three months ended March 31,
	2020	2019
Research and development	$1,253	$25,053
General and administrative	9,660	26,214

Total stock-based compensation expense	$10,913	$51,267

Warrants

A summary of warrant activity for the three months ended March 31, 2020 is presented below:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2019 (a)	1,470,092	$5.00	1.59
Exercised	—	—	—

Outstanding as of March 31, 2020	1,470,092	$5.00	1.34

6. Subsequent Events

Management has evaluated subsequent events through the date the condensed consolidated financial statements were available to be issued and except as noted below, no other matters were identified that would require adjustment to or disclosure in the condensed consolidated financial statements.

On April 22, 2020, the Company granted its Board of Directors and certain employees an aggregate of 525,000 restricted stock awards which vest upon a change in control or six months following the date of the grant.

On May 11, 2020 the Company amended its lease to extend for up to three months through August 31, 2020, for $1,000 per month with a two week notice of cancellation.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DelMar Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DelMar Pharmaceuticals, Inc. (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Vancouver, Canada

September 9, 2019

DelMar Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in US dollars unless otherwise noted)

	Note	June 30, 2019 $	June 30, 2018 $
Assets
Current assets
Cash and cash equivalents		3,718,758	5,971,995
Prepaid expenses and deposits	8	280,248	1,034,930
Interest, taxes and other receivables		26,187	39,519

		4,025,193	7,046,444
Intangible assets — net		12,062	28,411

		4,037,255	7,074,855

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,744,517	1,478,086
Related party payables	6	325,208	160,429

		2,069,725	1,638,515
Derivative liabilities	4	—	1,117

		2,069,725	1,639,632

Stockholders’ equity
Preferred stock
Authorized
5,000,000 shares, $0.001 par value
Issued and outstanding
278,530 Series A shares at June 30, 2019 (June 30, 2018 — 278,530)	3,5	278,530	278,530
673,613 Series B shares at June 30, 2019 (June 30, 2018 — 881,113)	5	4,699,304	6,146,880
1 special voting share at June 30, 2019 (June 30, 2018 — 1)	5	—	—

Common stock
Authorized
95,000,000 shares (June 30, 2018 — 7,000,000), $0.001 par value
3,839,358 issued at June 30, 2019 (June 30, 2018 — 2,296,667)	5	3,839	2,297

Additional paid-in capital	5	50,954,741	43,198,193

Warrants	5	6,588,283	8,229,482

Accumulated deficit		(60,578,345)	(52,441,337)

Accumulated other comprehensive income		21,178	21,178

		1,967,530	5,435,223

		4,037,255	7,074,855

Liquidity risk, nature of operations, and corporate history (note 1)

Subsequent events (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

DelMar Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in US dollars unless otherwise noted)

	Note	Year ended June 30, 2019 $	Year ended June 30, 2018 $
Expenses
Research and development	6	3,662,056	7,132,952
General and administrative	6	4,736,440	4,041,711

		8,398,496	11,174,663

Other loss (income)
Change in fair value of derivative liabilities	4,5	(433,503)	(60,111)
Derivative liability issue costs	4	126,186	—
Foreign exchange loss		17,746	57,003
Interest income		(60,704)	(33,243)

		(350,275)	(36,351)

Net and comprehensive loss for the year		8,048,221	11,138,312

Computation of basic loss per share
Net and comprehensive loss for the year		8,048,221	11,138,312
Series B Preferred stock dividend	5	80,431	176,236

		8,128,652	11,314,548

Basic and fully diluted loss per share		3.16	5.42

Basic weighted average number of shares		2,574,692	2,086,142

The accompanying notes are an integral part of these consolidated financial statements.

DelMar Pharmaceuticals, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(in US dollars unless otherwise noted)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Warrants $	Accumulated deficit $	Stockholders’ equity $
Balance — June 30, 2017	1,450,963	1,451	36,678,344	21,178	6,425,410	4,570,574	(41,118,433)	6,578,524
Issuance of shares and warrants — net of issue costs	800,000	800	5,371,693	—	—	3,572,843	—	8,945,336
Shares issued for services	863	1	8,581	—	—	—	—	8,582
Warrants issued for services	—	—	—	—	—	192,400	—	192,400
Warrants exercised for cash	25,000	25	418,810	—	—	(106,335)	—	312,500
Stock option expense	—	—	495,925	—	—	—	—	495,925
Performance stock unit expense	—	—	48,624	—	—	—	—	48,624
Series A preferred cash dividend	—	—	—	—	—	—	(8,356)	(8,356)
Series B preferred stock dividend	19,841	20	176,216	—	—	—	(176,236)	—
Loss for the year	—	—	—	—	—	—	(11,138,312)	(11,138,312)

,
Balance — June 30, 2018	2,296,667	2,297	43,198,193	21,178	6,425,410	8,229,482	(52,441,337)	5,435,223
Issuance of shares and warrants — net of issue costs	1,170,000	1,170	2,332,102	—	—	52,899	—	2,386,171
Exercise and exchange of warrants	296,667	297	2,930,565	—	—	(2,210,697)	—	720,165
Conversion of Series B preferred stock to common stock	51,876	52	1,447,524	—	(1,447,576)	—	—	—
Reclassification of derivative liability to equity	—	—	—	—	—	492,884	—	492,884
Shares issued for services	3,444	3	13,774	—	—	—	—	13,777
Warrants issued for services	—	—	—	—	—	23,715	—	23,715
Shares issued on reverse stock split	2,433	2	—	—	—	—	—	2
Stock option expense	—	—	426,029	—	—	—	—	426,029
Performance stock unit expense	—	—	526,141	—	—	—	—	526,141
Series A preferred cash dividend	—	—	—	—	—	—	(8,356)	(8,356)
Series B preferred stock dividend	18,271	18	80,413	—	—	—	(80,431)	—
Loss for the year	—	—	—	—	—	—	(8,048,221)	(8,048,221)

Balance — June 30, 2019	3,839,358	3,839	50,954,741	21,178	4,977,834	6,588,283	(60,578,345)	1,967,530

The accompanying notes are an integral part of these consolidated financial statements.

DelMar Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in US dollars unless otherwise noted)

		Years ended June 30,
	Note	2019 $	2018 $
Cash flows from operating activities
Loss for the year		(8,048,221)	(11,138,312)
Items not affecting cash
Non-cash derivative issue costs		13,495	—
Amortization of intangible assets		16,349	24,528
Change in fair value of derivative liabilities	4,5	(433,503)	(60,111)
Shares issued for services	5	13,777	8,582
Warrants issued for services	5	23,715	192,400
Stock option expense	5	426,029	495,925
Performance stock unit expense	5	526,141	48,624

Changes in non-cash working capital
Prepaid expenses and deposits	8	754,682	173,192
Interest, taxes and other receivables		13,332	37,076
Accounts payable and accrued liabilities		202,000	295,774
Related party payables	6	164,779	71,472

		(6,327,425)	(9,850,850)

Cash flows from investing activities
Intangible assets — website development costs		—	(12,649)

		—	(12,649)

Cash flows from financing activities
Net proceeds from the issuance of shares and warrants	5	3,362,379	8,945,336
Net proceeds from the exercise and exchange of warrants	5	720,165	312,500
Series A preferred stock dividend	5	(8,356)	(8,356)

		4,074,188	9,249,480

Decrease in cash and cash equivalents		(2,253,237)	(614,019)
Cash and cash equivalents — beginning of year		5,971,995	6,586,014

Cash and cash equivalents — end of year		3,718,758	5,971,995

Supplementary information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

1	Liquidity risk, nature of operations, and corporate history

Liquidity risk

These consolidated financial statements have been prepared on a going concern basis which assumes that DelMar Pharmaceuticals, Inc. (the “Company”) will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the year ended June 30, 2019, the Company reported a loss of $8,048,221, and a negative cash flow from operations of $6,327,425. The Company had an accumulated deficit of $60,578,345 as of June 30, 2019. As of June 30, 2019, the Company has cash and cash equivalents on hand of $3,718,758. The Company is in the development stage and has not generated any revenues to-date. The Company does not have the prospect of achieving revenues until such time that its product candidate is commercialized, or partnered, which may not ever occur. In the future, the Company will require additional funding to maintain its clinical trials, research and development projects, and for general operations. The Company may tailor its drug candidate development program based on the amount of funding the Company is able to raise in the future.

These circumstances had indicated substantial doubt existed about the Company’s ability to continue as a going concern. Subsequent to June 30, 2019, the Company completed an underwritten public offering for net proceeds of approximately $6.7 million (note 11). The Company believes, based on its current estimates, that it will be able to fund its operations beyond the next twelve months from the date these consolidated financial statements are issued. As a result, substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Nature of operations

The Company is a clinical stage drug development company with a focus on the treatment of cancer that is conducting clinical trials in the United States and China with our product candidate, VAL-083, as a potential new treatment for glioblastoma multiforme, the most common and aggressive form of brain cancer. The Company has acquired certain commercial rights to VAL-083 in China where it is approved as a chemotherapy for the treatment of chronic myelogenous leukemia and lung cancer. In order to accelerate the Company’s development timelines, the Company leverages existing clinical and commercial data from a wide range of sources. The Company may seek marketing partnerships in order to potentially generate future royalty revenue.

The address of the Company’s headquarters is Suite 200 — 12707 High Bluff Dr., San Diego, California, 92130, it has an administrative office located at Suite 720 — 999 West Broadway, Vancouver, British Columbia, V5Z 1K5, with clinical operations located at 3485 Edison Way, Suite R, Menlo Park, California, 94025.

Corporate history

The Company is a Nevada corporation formed on June 24, 2009 under the name Berry Only Inc. On January 25, 2013 (the “Reverse Acquisition Closing Date”), the Company entered into and closed an

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of the Company (the “Reverse Acquisition”).

DelMar Pharmaceuticals, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation incorporated on April 6, 2010, which is a clinical stage company with a focus on the development of drugs for the treatment of cancer. The Company is also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition.

References to the Company refer to the Company and its wholly-owned subsidiaries, Del Mar (BC), Callco and Exchangeco.

2	Significant accounting policies

Reverse Stock Split

On May 7, 2019, the Company filed a Certificate of Change with the Secretary of State of Nevada that effected a 1-for-10 (1:10) reverse stock split of its common stock, par value $0.001 per share, which became effective on May 8, 2019. Pursuant to the Certificate of Change, the Company’s authorized common stock was decreased in the same proportion as the split resulting in a decrease from 70,000,000 authorized shares of common stock to 7,000,000 shares authorized. The par value of its common stock was unchanged at $0.001 per share, post-split. All common shares, warrants, stock options, conversion ratios, and per share information in these consolidated financial statements give retroactive effect to the 1-for-10 reverse stock split. The Company’s authorized and issued preferred stock was not affected by the split.

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in United States dollars. The Company’s functional currency is the United States dollar.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below and have been consistently applied to all years presented.

Consolidation

The consolidated financial statements of the Company include the accounts of Del Mar (BC), Callco, and Exchangeco as at and for the years ended June 30, 2019 and 2018. Intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, expenses, contingent assets and contingent liabilities as at the end of, or during, the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring management to make

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

estimates include the derivative liabilities, the valuation of equity instruments issued for services, and clinical trial accruals. Further details of the nature of these assumptions and conditions may be found in the relevant notes to these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities from the purchase date of three months or less that can be readily convertible into known amounts of cash. Cash and cash equivalents are held at recognized Canadian and United States financial institutions. Interest earned is recognized in the consolidated statement of operations and comprehensive loss.

Foreign currency translation

The functional currency of the Company at June 30, 2019 is the United States dollar. Transactions that are denominated in a foreign currency are remeasured into the functional currency at the current exchange rate on the date of the transaction. Any foreign-currency denominated monetary assets and liabilities are subsequently remeasured at current exchange rates, with gains or losses recognized as foreign exchange losses or gains in the consolidated statement of operations and comprehensive loss. Non-monetary assets and liabilities are translated at historical exchange rates. Expenses are translated at average exchange rates during the period. Exchange gains and losses are included in consolidated statement of operations and comprehensive loss for the period.

Current and deferred income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Income taxes are accounted for using the asset and liability method of accounting. Deferred income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases and for loss carry-forwards. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax laws, or rates, is included in earnings in the period that includes the enactment date. When realization of deferred income tax assets does not meet the more-likely-than-not criterion for recognition, a valuation allowance is provided.

Financial instruments

The Company has financial instruments that are measured at fair value. To determine the fair value, the Company uses the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level one - inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities;

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

•

Level two - inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and

•	Level three - unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities, related party payables and derivative liabilities. The carrying values of cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities, and related party payables approximate their fair values due to the immediate, or short-term, maturity of these financial instruments.

Derivative liabilities

The Company accounts for certain warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the warrants require the issuance of securities upon exercise and do not sufficiently preclude an implied right to net cash settlement, or contain a repricing feature under certain conditions. The Company classifies these warrants on its balance sheet as a derivative liability which is fair valued at each reporting period subsequent to the initial issuance. The Company has used a Black-Scholes Option Pricing Model (based on a closed-form model that uses a fixed equation) to estimate the fair value of the share warrants. Determining the appropriate fair-value model and calculating the fair value of warrants requires considerable judgment. Any change in the estimates (specifically probabilities and volatility) used may cause the value to be higher or lower than that reported. The estimated volatility of the Company’s common stock at the date of issuance, and at each subsequent reporting period, is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

a)	Fair value of derivative liabilities

The derivative is not traded in an active market and the fair value is determined using valuation techniques. The Company uses judgment to select a variety of methods to make assumptions that are based on specific management plans and market conditions at the end of each reporting period. The Company uses a fair value estimate to determine the fair value of the derivative liabilities. The carrying value of the derivative liabilities would be higher, or lower, as management estimates around specific probabilities change. The estimates may be significantly different from those amounts ultimately recorded in the consolidated financial statements because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. All changes in the fair value are recorded in the consolidated statement of operations and comprehensive loss each reporting period. This is considered to be a Level 3 financial instrument as volatility is considered a Level 3 input.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

The Company has the following liabilities under the fair value hierarchy:

June 30, 2019
Liability	Level 1	Level 2	Level 3
Derivative liabilities	—	—	—

June 30, 2018
Liability	Level 1	Level 2	Level 3
Derivative liabilities	—	—	1,117

Intangible assets

Website development costs

Website development costs are stated at cost less accumulated amortization. The Company capitalizes website development costs associated with graphics design and development of the website application and infrastructure. Costs related to planning, content input, and website operations are expensed as incurred. The Company amortizes website development costs on a straight-line basis over three years. At June 30, 2019, the total capitalized cost was $79,910 (2018 — $79,910) and the Company has recognized $16,349 and $24,528, respectively, in amortization expense during the years ended June 30, 2019 and 2018.

Patents

Expenditures associated with the filing, or maintenance of patents, licensing or technology agreements are expensed as incurred. Costs previously recognized as an expense are not recognized as an asset in subsequent periods. Once the Company has achieved regulatory approval patent costs will be deferred and amortized over the remaining life of the related patent.

Research and development costs (including clinical trial expenses and accruals)

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with research and development. Research and development expenses also include third-party development and clinical trial expenses noted below. Such costs related to research and development are included in research and development expense until the point that technological feasibility is reached, which for the Company’s drug candidate, is generally shortly before the drug is approved by the relevant food and drug administration. Once technological feasibility is reached, such costs will be capitalized and amortized to cost of revenue over the estimated life of the product.

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other service providers who conduct specific research for development activities on behalf of the Company. The amount of clinical trial expenses recognized in a period related to service agreements is based on estimates of the work performed on an accrual basis. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. The Company monitors these factors by maintaining regular communication with the service providers. Differences between actual expenses and estimated expenses recorded are adjusted for in the period in which they become known. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

Research and development costs are expensed in the period incurred. As at June 30, 2019 and 2018, all research and development costs have been expensed.

Shares for services

The Company has issued equity instruments for services provided by employees and non-employees. The equity instruments are valued at the fair value of the instrument granted.

Stock options

The Company accounts for these awards under Accounting Standards Codification (“ASC”) 718, “Compensation — Stock Compensation” (“ASC 718”). ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the requisite service period for awards expected to vest. Compensation expense for unvested options to non-employees is revalued at each period end and is being amortized over the vesting period of the options. The determination of grant-date fair value for stock option awards is estimated using the Black-Scholes model, which includes variables such as the expected volatility of the Company’s share price, the anticipated exercise behavior of its grantee, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments. Such value is recognized as expense over the requisite service period, net of actual forfeitures, using the accelerated attribution method. The Company recognizes forfeitures as they occur. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.

Performance stock units

The Company also accounts for performance stock units (PSU’s) under ASC 718. ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the requisite service period for awards expected to vest. As vesting of the PSU’s is based on a number of factors, the determination of the grant-date fair value for PSU’s has been estimated using a Monte Carlo simulation approach which includes variables such as the expected volatility of the Company’s share price and interest rates to generate potential future outcomes. These variables are projected based on the Company’s historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for the PSUs. Such value is recognized as expense over the derived service period using the accelerated attribution method. The estimation of PSUs that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.

Comprehensive income

In accordance with ASC 220, “Comprehensive Income” (“ASC 220”), all components of comprehensive income, including net loss, are reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net loss and other comprehensive (income) loss,

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

including foreign currency translation adjustments, are reported, net of any related tax effect, to arrive at comprehensive income. No taxes were recorded on items of other comprehensive income.

Loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. For the years ended June 30, 2019 and 2018 diluted loss per share does not differ from basic loss per share since the effect of the Company’s warrants, stock options, performance stock units, and convertible preferred shares is anti-dilutive. As at June 30, 2019, potential common shares of 1,831,779 (2018 — 1,690,810) related to outstanding warrants and stock options, nil (2018 — 120,000) relating to performance stock units, and 168,427 (2018 — 220,279) relating to outstanding Series B convertible preferred shares were excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive.

Segment information

The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company operates within a single operating segment being the research and development of cancer indications, and operates primarily in one geographic area, being North America. The Company is conducting one clinical trial in China but the planned expenses to be incurred over the course of the study are not expected to be significant. All of the Company’s assets are located in either Canada or the United States.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by the Company as of the specified effective date.

Recently adopted

Accounting Standards Board (“ASU”) 2017-09 — Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting

The amendments in this update provide guidance about which changes to the terms, or conditions of a stock-based payment award, require an entity to apply modification accounting in Topic 718. The amendments in ASU 2017-09 are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The adoption of ASU 2017-09 did not have a material impact on the Company’s results of operations or financial position.

ASU 2016-01 — Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities

The updated guidance enhances the reporting model for financial instruments and requires entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, and the

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2017. The adoption of ASU 2016-01 did not have a material impact on the Company’s results of operations or financial position.

Not yet adopted

ASU 2017-11 — I. Accounting for Certain Financial Instruments with Down Round Features, II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Non-public Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception

The amendments in this update are intended to reduce the complexity associated with the accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, a down round feature would no longer cause a freestanding equity-linked financial instrument (or an embedded conversion option) to be accounted for as a derivative liability at fair value with changes in fair value recognized in current earnings. In addition, the indefinite deferral of certain provisions of Topic 480 have been re-characterized to a scope exception. The re-characterization has no accounting effect. ASU 2017-11 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company issued certain share purchase warrants in the quarter ended June 30, 2019 that contained a down round feature. The Company has accounted for these warrants as a derivative liability and has recognized $432,386 as a change in the fair value of the derivative liability in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2019. In addition, $126,186 has been recognized as derivative issue costs. Upon expiry of the down round feature on June 28, 2019, $492,884 was reclassified from derivative liability to additional paid in capital. Had the Company adopted ASU 2017-11 for the year ended June 30, 2019, these warrants would not have been accounted for as a derivative liability.

ASU 2016-02 — Leases (Topic 842)

The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the consolidated balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statement. ASU 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of ASU 2016-02 is not expected to have a material impact on the Company’s results of operations or financial position.

ASU 2018-07 — Stock Compensation (Topic 718) Improvements to Nonemployee Shares-based Payment Accounting

The amendments in this update are intended to the reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees. The ASU expands the scope of Topic 718, Compensation — Stock Compensation, which currently only includes share-based payments issued to

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

employees, to also include share-based payments issued to nonemployees for goods and services. The existing guidance on nonemployee share-based payments is significantly different from current guidance for employee share-based payments. This ASU expands the scope of the employee share-based payments guidance to include share-based payments issued to nonemployees. By doing so, the FASB improves the accounting of nonemployee share-based payments issued to acquire goods and services used in its own operations. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of ASU 2018-07 is not expected to have a material impact on the Company’s results of operations or financial position.

3	Valent Technologies LLC agreements

One of the Company’s officers is a principal of Valent Technologies, LLC (“Valent”) and as result Valent is a related party to the Company.

On September 12, 2010, the Company entered into a Patent Assignment Agreement (the “Valent Assignment Agreement”) with Valent pursuant to which Valent transferred to the Company all its right, title and interest in and to the patents for VAL-083 owned by Valent. The Company now owns all rights and title to VAL-083 and is responsible for the drug’s further development and commercialization. In accordance with the terms of the Valent Assignment Agreement, Valent is entitled to receive a future royalty on all revenues derived from the development and commercialization of VAL-083. In the event that the Company terminates the agreement, the Company may be entitled to receive royalties from Valent’s subsequent development of VAL-083 depending on the development milestones the Company has achieved prior to the termination of the Valent Assignment Agreement.

On September 30, 2014, the Company entered into an exchange agreement (the “Valent Exchange Agreement”) with Valent and Del Mar (BC). Pursuant to the Valent Exchange Agreement, Valent exchanged its loan payable in the outstanding amount of $278,530 (including aggregate accrued interest to September 30, 2014 of $28,530), issued to Valent by Del Mar (BC), for 278,530 shares of the Company’s Series A Preferred Stock. The Series A Preferred Stock has a stated value of $1.00 per share (the “Series A Stated Value”) and is not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. For the years ended June 30, 2019 and 2018 respectively, the Company recorded $8,356 related to the dividend paid to Valent. The dividends have been recorded as a direct increase in accumulated deficit.

4	Derivative liabilities

The Company has issued common stock purchase warrants. Based on the terms of certain of these warrants the Company determined that the warrants were derivative liabilities which are recognized at fair value at the date of the transaction and remeasured at fair value each reporting period with the changes in fair value recorded in the consolidated statement of operations and comprehensive loss.

2019 Investor Warrants

As part of the Company’s registered direct offering completed June 5, 2019 (note 5) the Company issued 760,500 share purchase warrants exercisable at a price of $3.10 until June 5, 2024 (the “2019 Investor Warrants”). The exercise price of the 2019 Investor Warrants is subject to adjustment in the event that the Company issues common stock at a price lower than the exercise price, subject to certain exceptions, prior

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

to June 28, 2019. As a result, upon issuance on June 5, 2019, the Company has accounted for the 2019 Investor Warrants as a derivative liability. The change in fair value of the 2019 Investor Warrants from the date of issue until June 28, 2019 has been recorded in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2019. Upon expiry of the repricing feature on June 28, 2019, the fair value of the derivative liability at that time of $492,884 was reclassified to equity.

2013 Investor Warrants

During the quarter ended March 31, 2013 the Company issued an aggregate of 328,125 units at a purchase price of $32.00 per unit, for aggregate gross proceeds of $10,500,000. Each unit consisted of one share of common stock and one five-year warrant (the “2013 Investor Warrants”) to purchase one share of common stock at an initial exercise price of $32.00. The exercise price of the 2013 Investor Warrants was subject to adjustment in the event that the Company issued common stock at a price lower than the exercise price, subject to certain exceptions. The 2013 Investor Warrants expired on March 31, 2019.

2015 Agent Warrants

As part of the Company’s financing completed in a prior period, the Company issued warrants to purchase 2,180 shares of common stock to certain placement agents (“2015 Agent Warrants”) and recognized them as a derivative liability of $29,594 at the time of issuance. The 2015 Agent Warrants are exercisable at a per share price equal to $30.00 until July 15, 2020.

The Company’s derivative liabilities are summarized as follows:

	Years ended June 30,
	2019 $	2018 $
Opening balance	1,117	61,228
Issuance of 2019 Investor Warrants	925,270	—
Change in fair value of warrants	(433,503)	(60,111)
Reclassification of 2019 Investor Warrants to equity	492,884	—

Closing balance	—	1,117
Less current portion	—	—

Long-term portion	—	1,117

The derivative liabilities consist of the following warrants as at June 30, 2019 and 2018:

	Year ended June 30, 2019
	Number of warrants	$
2015 Agent warrants	2,180	—

Closing balance	2,180	—
Less current portion	—	—

Long-term portion	2,180	—

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

	Year ended June 30, 2018
	Number of warrants	$
Warrants issued for services	4,375	—
2015 Agent warrants	2,180	1,117

Closing balance	6,555	1,117
Less current portion	—	—

Long-term portion	6,555	1,117

5	Stockholders’ equity (deficiency)

Preferred stock

Authorized

5,000,000 preferred shares, $0.001 par value

Issued and outstanding

Special voting shares — at June 30, 2019 and 2018 — 1

Series A shares — at June 30, 2019 — 278,530 (June 30, 2018 — 278,530)

Series B shares — at June 30, 2019 — 673,613 (June 30, 2018 — 881,113)

Series B Preferred Shares

During the year ended June 30, 2016, the Company issued an aggregate of 902,238 shares of Series B Preferred Stock at a purchase price of at $8.00 per share. Each share of Series B Preferred Stock is convertible into 0.25 shares of common stock equating to a conversion price of $32.00 (the “Conversion Price”) and will automatically convert to common stock at the earlier of 24 hours following regulatory approval of VAL-083 with a minimum closing bid price of $80.00 or five years from the final closing date. The holders of the Series B Preferred Stock are entitled to an annual cumulative, in arrears, dividend at the rate of 9% payable quarterly. The 9% dividend accrues quarterly commencing on the date of issue and is payable quarterly on June 30, September 30, December 31, and March 31 of each year commencing on June 30, 2016. Dividends are payable solely by delivery of shares of common stock, in an amount for each holder equal to the aggregate dividend payable to such holder with respect to the shares of Series B Preferred Stock held by such holder divided by the Conversion Price. The Series B Preferred Stock does not contain any repricing features. Each share of Series B Preferred Stock entitles its holder to vote with the common stock on an as-converted basis.

In addition, the Company and the holders entered into a royalty agreement, pursuant to which the Company will pay the holders of the Series B Preferred Stock, in aggregate, a low, single-digit royalty based on their pro rata ownership of the Series B Preferred Stock on products sold directly by the Company or sold pursuant to a licensing or partnering arrangement (the “Royalty Agreement”).

Upon conversion of a holder’s Series B Preferred Stock to common stock, such holder shall no longer receive ongoing royalty payments under the Royalty Agreement but will be entitled to receive any residual royalty payments that have vested. Rights to the royalties shall vest during the first three years following the applicable closing date, in equal thirds to holders of the Series B Preferred Stock on each of the three vesting dates, upon which vesting dates such royalty amounts shall become vested royalties.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

Pursuant to the Series B Preferred Stock dividend, during the year ended June 30, 2019, the Company issued 18,271 (2018 — 19,841) shares of common stock and recognized $80,431 (2018 — $176,236) as a direct increase in accumulated deficit. During the year ended June 30, 2019, a total of 207,500 (2018 — 0) shares of Series B Preferred Stock were converted for an aggregate 51,876 (2018 — 0) shares of common stock.

A total of 673,613 (2018 — 881,113) shares of Series B Preferred Stock are outstanding as of June 30, 2019, such that a total of 168,427 (2018 — 220,279) shares of common stock are issuable upon conversion of the Series B Preferred Stock as at June 30, 2019. Converted shares are rounded up to the nearest whole share.

Series A Preferred Shares

Effective December 31, 2014 pursuant to the Company’s Valent Exchange Agreement (note 3), the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Series A Certificate of Designation, the Company designated 278,530 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. Upon any liquidation of the Company, the holder of the Series A Preferred Stock will be entitled to be paid, out of any assets of the Company available for distribution to stockholders, the Series A Stated Value of the shares of Series A Preferred Stock held by such holder, plus any accrued but unpaid dividends thereon, prior to any payments being made with respect to the common stock.

Special voting shares

In connection with the Exchange Agreement (note 1), on the Reverse Acquisition Closing Date, the Company, Callco, Exchangeco and Computershare Trust Company of Canada (the “Trustee”) entered into a voting and exchange trust agreement (the “Trust Agreement”). Pursuant to the Trust Agreement, Company issued one share of Special Voting Preferred Stock (the “Special Voting Share”) to the Trustee, and the parties created a trust for the Trustee to hold the Special Voting Share for the benefit of the holders of the shares of Exchangeco acquired as part of the Reverse Acquisition (the “Exchangeable Shares”) (other than the Company and any affiliated companies) (the “Beneficiaries”). Pursuant to the Trust Agreement, the Beneficiaries will have voting rights in the Company equivalent to what they would have had they received shares of common stock in the same amount as the Exchangeable Shares held by the Beneficiaries.

In connection with the Exchange Agreement and the Trust Agreement, on January 17, 2013, the Company filed a certificate of designation of Special Voting Preferred Stock (the “Special Voting Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Special Voting Certificate of Designation, one share of the Company’s blank check preferred stock was designated as Special Voting Preferred Stock. The Special Voting Preferred Stock votes as a single class with the common stock and is entitled to a number of votes equal to the number of Exchangeable Shares of Exchangeco outstanding as of the applicable record date (i) that are not owned by the Company or any affiliated companies and (ii) as to which the holder has received voting instructions from the holders of such Exchangeable Shares in accordance with the Trust Agreement.

The Special Voting Preferred Stock is not entitled to receive any dividends or to receive any assets of the Company upon any liquidation, and is not convertible into common stock of the Company.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

The voting rights of the Special Voting Preferred Stock will terminate pursuant to and in accordance with the Trust Agreement. The Special Voting Preferred Stock will be automatically cancelled at such time as the share of Special Voting Preferred Stock has no votes attached to it.

Common stock

Authorized

95,000,000 as at June 30, 2019 (2018 — 7,000,000) common shares, $0.001 par value

The issued and outstanding common shares at June 30, 2019 of 3,839,358 (2018 — 2,296,667) include 7,813 (2018 — 91,276) shares of common stock on an as-exchanged basis with respect to the Exchangeable Shares.

On May 8, 2019, pursuant to the Company effecting a 1-for-10 (1:10) reverse stock split of its common stock, the Company issued 2,433 additional shares of common stock due to the rounding up of fractional common shares to the nearest whole share (note 2).

On June 26, 2019, the Company amended its articles of incorporation, as amended, to increase the number of authorized shares of common stock from 7,000,000 to 95,000,000 shares.

Public offering financings

Year ended June 30, 2019

On June 5, 2019 the Company completed a registered direct offering (the “2019 Registered Offering”) of an aggregate of 1,170,000 shares of common stock and warrants to purchase an additional 760,500 shares of common stock at a price of $3.10 per share and related warrant for gross proceeds of $3.6 million. The warrants have an exercise price of $3.10 per share, are immediately exercisable and have a term of exercise of five years (the “2019 Investor Warrants”).

The Company engaged a placement agent for the 2019 Registered Offering. Under the Company’s engagement agreement with the placement agent, the Company paid $290,160 in cash commission and other fees to the placement agent and issued warrants to purchase 46,800 shares of common stock to the placement agent (the “2019 Agent Warrants”). Commencing December 3, 2019, the 2019 Agent Warrants are exercisable at $3.875 per share until June 3, 2024.

In addition to the cash commission and other placement agent fees, the Company also incurred additional cash issue costs of $151,585 resulting in net cash proceeds of $3,185,255.

Year ended June 30, 2018

On September 22, 2017 the Company completed a registered direct offering (the “2018 Registered Offering”) of an aggregate of 800,000 shares of common stock and warrants to purchase an additional 800,000 shares of common stock at a price of $12.50 per share and related warrant for gross proceeds of $10.0 million. The warrants have an exercise price of $1.25 per share, are immediately exercisable and have a term of exercise of five years (the “2018 Investor Warrants”).

The Company engaged a placement agent for the 2018 Registered Offering. Under the Company’s engagement agreement with the placement agent, the Company paid $800,000 in cash commission and other fees to the placement agent and issued warrants to purchase 40,000 shares of common stock to the placement agent (the “2018 Agent Warrants”). The 2018 Agent Warrants are exercisable at a per share price of $12.50 and have a term of exercise of five years.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

In addition to the cash commission and other placement agent fees, the Company also incurred additional cash issue costs of $254,664 resulting in net cash proceeds of $8,945,336.

Shares issued for services

During the year ended June 30, 2019, the Company issued 3,444 (2018 — 863) shares of common stock for services resulting in the recognition of $13,777 (2018 — $8,582) in expense. All of the shares issued for services for the years ended June 30, 2019 and 2018 have been recognized as research and development expense.

2017 Omnibus Incentive Plan

As approved by the Company’s stockholders at the annual meeting of stockholders held on April 11, 2018, on July 7, 2017, as amended on February 1, 2018, the Company’s board of directors approved adoption of the Company’s 2017 Omnibus Equity Incentive Plan (the “2017 Plan”). The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) under the 2017 Plan. Under the 2017 Plan, 780,000 shares of Company common stock are reserved for issuance, less the number of shares of common stock issued under the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”) or that are subject to grants of stock options made, or that may be made, under the Legacy Plan. A total of 165,485 shares of common stock have been issued under the Legacy Plan and/or are subject to outstanding stock options granted under the Legacy Plan, and a total of 122,698 shares of common stock have been issued under the 2017 Plan and/or are subject to outstanding stock options granted under the 2017 Plan leaving a potential 491,817 shares of common stock available for issuance under the 2017 Plan if all such options under the Legacy Plan were exercised and no new grants are made under the Legacy Plan.

In relation to the Company’s rights offering that was terminated by the Company on June 26, 2019, the Company’s board of directors temporarily reduced the number of shares of common stock that could be issued under the Company’s 2017 Plan to 14,217 shares of common stock meaning that as of June 30, 2019, rather than the full number of 491,817, only 14,217 shares of common stock were available for issuance under the 2017 Plan. Subsequent to June 30, 2019, the reserve under the 2017 Plan was increased by the board of directors back to a potential 491,817 shares of common stock available for issuance under the 2017 Plan if all such options under the Legacy Plan were exercised and no new grants are made under the Legacy Plan.

The maximum number of shares of Company common stock with respect to which any one participant may be granted awards during any calendar year is 8% of the Company’s fully diluted shares of common stock on the date of grant (excluding the number of shares of common stock issued under the 2017 Plan and/or the Legacy Plan or subject to outstanding awards granted under the 2017 Plan and/or the Legacy Plan). No award will be granted under the 2017 Plan on or after July 7, 2027, but awards granted prior to that date may extend beyond that date.

Performance stock units

The Company’s board of directors granted PSUs under the 2017 Plan to the Company’s directors. The awards represent the right to receive shares of the Company’s common stock upon vesting of the PSU based on targets approved by the Company’s board of directors related to the Company’s fully diluted market

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

capitalization. The PSUs vest at various fully diluted market capitalization levels with full vesting occurring upon the later of one year from the grant date and the Company achieving a fully diluted market capitalization of at least $500 million for five consecutive business days. On April 30, 2019 the Company’s directors all agreed to the cancellation of all PSU’s. In relation to the PSU cancellation, the Company has recognized the full amount of the expense of the PSU’s in the fourth quarter of fiscal 2019.

The following table sets forth the PSUs outstanding under the 2017 Plan as of June 30, 2019:

Number of PSUs outstanding
Balance — June 30, 2017	—
Granted	140,000
Forfeited	(20,000)

Balance — June 30, 2018	120,000
Cancelled	(120,000)

Balance — June 30, 2019	—

The Company has recognized $526,141 (including accelerated expense recognition due to the cancellation of the PSU’s of $322,877) (2018 — $48,624) in expense related to the PSUs during the year ended June 30, 2019 with all of it being recognized as general and administrative expense. There was no unrecognized PSU expense at June 30, 2019 (2018 — $526,140).

The PSUs have been valued using the following assumptions:

June 30, 2019
Dividend rate	0%
Volatility	79.0 to 82.5%
Risk-free rate	2.56% to 2.71%
Term — years	1.67 to 3.24

Stock options

The following table sets forth the aggregate stock options outstanding under all plans as of June 30, 2019:

	Number of stock options outstanding	Weighted average exercise price
Balance — June 30, 2017	112,085	41.81
Granted	152,698	11.35
Forfeited	(2,100)	21.10

Balance — June 30, 2018	262,683	24.27
Granted	30,000	6.10
Expired	(4,500)	28.37

Balance — June 30, 2019	288,183	22.31

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

The following table summarizes stock options currently outstanding and exercisable under all plans at June 30, 2019:

Exercise price $	Number Outstanding at June 30, 2019	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2019
6.10	30,000	9.36	13,610
7.00	5,451	8.98	1,817
8.70	12,000	8.34	12,000
9.83	83,647	8.89	30,206
10.60	3,600	8.79	1,500
11.70	30,000	3.66	30,000
15.27	2,500	2.92	2,500
20.00	13,125	2.27	13,125
21.10	14,400	8.02	8,400
29.60	4,500	5.60	4,500
37.60	4,500	6.61	4,500
40.00	1,250	0.25	1,250
41.00	4,000	7.36	3,486
42.00	41,250	3.56	41,250
44.80	3,000	6.61	3,000
49.50	22,460	5.07	19,549
53.20	8,000	6.85	8,000
61.60	1,500	3.75	1,500
92.00	3,000	3.92	3,000

	288,183		203,193

Included in the number of stock options outstanding are 2,500 stock options granted at an exercise price of CA $20.00. The exercise prices for these stock options shown in the above table have been converted to US $15.27 using the period ending closing exchange rate. Certain stock options have been granted to non-employees and will be revalued at each reporting date until they have fully vested.

The stock options have been valued using a Black-Scholes pricing model using the following assumptions:

	June 30, 2019	June 30, 2018
Dividend rate	0%	0%
Volatility	70.6% to 101.5%	72.4 to 87.1%
Risk-free rate	1.62% to 3.17%	1.49% to 2.86%
Term — years	0.1 to 3.0	0.6 to 3.03

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

The Company has recognized the following amounts as stock option expense for the periods noted:

	Years ended June 30,
	2019 $	2018 $
Research and development	74,667	140,870
General and administrative	351,362	355,055

	426,029	495,925

All of the stock option expense for the years ended June 30, 2019 and 2018 has been recognized as additional paid in capital. The aggregate intrinsic value of stock options outstanding at June 30, 2019 and 2018 was $0 and the aggregate intrinsic value of stock options exercisable at June 30, 2019 and 2018 was also $0. As at June 30, 2019 there was $164,329 in unrecognized compensation expense that will be recognized over the next 2.4 years. No stock options granted under the Plan have been exercised to June 30, 2019. Upon the exercise of stock options new shares will be issued.

A summary of status of the Company’s unvested stock options as at June 30, 2019 under all plans is presented below:

	Number of options	Weighted average exercise price $	Weighted average grant date fair value $
Unvested at June 30, 2017	31,803	48.09	25.74
Granted	152,698	11.35	6.01
Vested	(44,241)	27.81	15.02
Forfeited	(2,100)	21.10	11.32

Unvested at June 30, 2018	138,160	14.39	7.63
Granted	30,000	6.10	2.56
Vested	(83,170)	14.51	7.65

Unvested at June 30, 2019	84,990	11.35	5.82

The aggregate intrinsic value of unvested stock options at June 30, 2019 and 2018 was $0. The unvested stock options have a remaining weighted average contractual term of 8.78 (2018 — 8.81) years.

Stock option modifications

During the year ended June 30, 2018, certain stock options were modified pursuant to a separation agreement with the Company’s former President and Chief Operating Officer. A total of 6,670 options had their vesting accelerated such that they became fully vested on December 22, 2018, resulting in additional stock option expense of $93,777. In addition, a total of 21,860 options were modified such that their remaining exercise period was increased from one year to three years, resulting in additional stock option expense of $28,561.

Also, during the year ended June 30, 2018, certain stock options were modified pursuant to the resignation of the Company’s former Chairman. A total of 1,500 options had their vesting accelerated such that they became fully vested on June 2, 2019, resulting in additional stock option expense of $679. In addition, a

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

total of 4,500 (including the 1,500 whose vesting was accelerated) options were modified such that their remaining exercise period was increased from 90 days to one year, resulting in additional stock option expense of $2,182.

Warrants

	Number of warrants	Amount $
Balance — June 30, 2017	360,475	4,570,574

Issuance of 2018 Investor and 2018 Agent Warrants (i)	840,000	3,572,843
Exercise of 2018 Investor Warrants (i)	(25,000)	(106,335)
Warrants issued for services (ii)	42,000	192,400

Balance — June 30, 2018	1,217,475	8,229,482

Exercise and exchange of 2018 Investor Warrants (iii)	(495,000)	(2,210,697)
Issuance of 2019 Investor Warrants (note 4)	760,500	492,884
Issuance of 2019 Agent Warrants (iv)	46,800	52,899
Warrants issued for services (ii)	14,000	23,715

Balance — June 30, 2019	1,543,775	6,588,283

i)

As part of the financing completed by the Company on September 22, 2017, the Company issued the 2018 Investor Warrants and the 2018 Agent Warrants. The 2018 Investor Warrants are exercisable at $12.50 until September 22, 2022 and the 2018 Agent Warrants are exercisable at $12.50 until September 20, 2022.

ii)	Warrants issued for services are exercisable at various prices and expire at the various dates noted in the table below.
iii)

On November 25, 2018, the Company entered into Warrant Exercise and Exchange Agreements (the “Warrant Exercise Agreements”) with certain holders (the “Exercising Holders”) of the 2018 Investor Warrants. Pursuant to the Warrant Exercise Agreements, in order to induce the Exercising Holders to exercise the 2018 Investor Warrants for cash, the Company agreed to reduce the exercise price from $12.50 to $4.00 per share. Pursuant to the Warrant Exercise Agreements, the Exercising Holders exercised their 2018 Investor Warrants with respect to an aggregate of 197,500 shares of common stock underlying such 2018 Investor Warrants (the “Exercised Shares”). The Company received net proceeds of $720,165, comprising aggregate gross proceeds of $790,000 net of expenses of $69,835, from the exercise of the 2018 Investor Warrants.

In addition, in order to further induce the Exercising Holders to exercise the 2018 Investor Warrants, the Warrant Exercise Agreements also provided for the issuance of one share of common stock to the Exercising Holders in exchange for every three shares of common stock underlying the 2018 Investor Warrants held by the Exercising Holders that are not being exercised for cash pursuant to the Warrant Exercise Agreements, if any. On November 26, 2018, the Company issued an aggregate of 99,167 shares of common stock in exchange for 297,500 2018 Investor Warrants.

iv)

As part of the financing completed by the Company on June 5, 2019, the Company issued the 2019 Agent Warrants. Commencing December 3, 2019, the 2019 Agent Warrants are exercisable at $3.875 until June 3, 2024.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

Certain of the Company’s warrants have been recognized as a derivative liability (note 4).

The following table summarizes the changes in the Company’s outstanding warrants for the year ended June 30, 2019:

Description	Number
Balance — June 30, 2018	1,428,128

Issuance of 2019 Investor Warrants	760,500
Issuance of 2019 Agent Warrants	46,800
Exercise of 2018 Investor Warrants for cash	(197,500)
Cashless exchange of 2018 Investor Warrants	(297,500)
Warrants issued for services	14,000
Expiry of warrants	(210,832)

Balance — June 30, 2019	1,543,596

The following table summarizes the Company’s outstanding warrants as of June 30, 2019:

Description	Number	Exercise price $	Expiry date
2019 Investor	760,500	3.10	June 5, 2024
2018 Investor	280,000	12.50	September 22, 2022
2017 Investor	207,721	35.00	April 19, 2022
2015 Investor	97,905	30.00	July 31, 2020
Issued for services	26,500	30.00	July 1, 2020 to February 1, 2021
Issued for services	6,000	17.80	January 25, 2023
Issued for services	33,600	11.70	February 27, 2023
Issued for services	12,000	9.00	September 15, 2023
Issued for services	4,140	59.30	February 27, 2020
Issued for services	2,000	9.00	October 11, 2021
2019 Agent	46,800	3.875	June 3, 2024
2018 Agent	40,000	12.50	September 20, 2022
2017 Agent	13,848	40.60	April 12, 2022
2016 Agent	10,402	40.00	May 12, 2021
2015 Agent	2,180	30.00	July 15, 2020

	1,543,596	12.60

6	Related party transactions

During the year ended June 30, 2018, the Company recognized a total expense of $311,683 relating to the settlement agreement with the Company’s former President and Chief Operating Officer. Amounts owed to officers and directors, including to the Company’s former President and Chief Operating Officer, have been aggregated and not shown separately, and are non-interest bearing and payable on demand.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

7	Current and deferred income taxes

For the years ended June 30, 2019, and 2018, the Company did not record a provision for income taxes due to a full valuation allowance against our deferred tax assets.

Significant components of the Company’s future tax assets and deferred tax liabilities are shown below:

	June 30, 2019 $	June 30, 2018 $
Deferred tax assets:
Non-capital losses carried forward	10,823,529	9,416,047
Capital losses carried forward	17,925	17,925
Financing costs	—	5,512
Scientific research and development	534,398	396,758
Scientific research and development — ITC	484,135	354,411

	11,859,987	10,190,653
Deferred tax liabilities:
Scientific research and development — ITC	(81,386)	(61,230)

	11,778,601	10,129,423
Valuation allowance	(11,778,601)	(10,129,423)

Net future tax assets	—	—

The income tax benefit of these tax attributes has not been recorded in these consolidated financial statements because of the uncertainty of their recovery. The Company’s effective income tax rate differs from the statutory income tax rate of 21% (2018 — 21%).

The differences arise from the following items:

	June 30, 2019 $	June 30, 2018 $
Tax recovery at statutory income tax rates	(1,690,126)	(3,063,036)
Permanent differences	(527,532)	290,722
Effect of rate differentials between jurisdictions	(429,531)	76,364
Impact of changes in income tax rates	—	138,516
Scientific research and development — ITC	(39,807)	(354,411)
Other	106,320	75,422
Change in valuation allowance	2,580,676	2,836,423

	—	—

As of June 30, 2019, the Company had combined US and Canadian net operating loss carry forwards of $43.2 million (2018 — 34.7 million) that begin expiring in 2029. In addition, the Company has non-refundable Canadian federal investment tax credits of $303,969 (2018 — $226,778) that expire between 2029 and 2039 and non-refundable British Columbia investment tax credits of $166,000 (2018 — 127,633) that expire between 2019 and 2029. The Company also has Canadian scientific research and development tax credits of $2.0 million (2018 — 1.5 million) that do not expire.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

The Tax Cuts and Jobs Act (“2018 Tax Act”) was enacted in December 2018. The 2018 Tax Act, among other things, reduces the U.S. federal corporate tax rate from 35% to 21%, effective January 1, 2019, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign earnings. The Company revalued our deferred tax assets as of June 30, 2018 based on a U.S. federal tax rate of 21%, which resulted in a reduction to our deferred tax assets of $138,516 fully offset by a reduction to the valuation allowance. The Company is not required to pay a one-time transition tax on earnings of our foreign subsidiary as the foreign subsidiary has an accumulated deficit.

8	Commitments and contingencies

The Company has the following obligations over the next five fiscal years ending June 30, 2024:

Clinical development

The Company has entered into contracts for drug manufacturing and clinical study management and safety related to its Phase II clinical trials for a total of $659,343. Pursuant to the commitment for clinical trial management, the Company has paid a total of $142,568 in deposits related to study initiation and certain study costs. These deposits are available to be applied against invoices received from the contract research organization but have not been netted against the Company’s commitments for the fiscal year ended June 30, 2020.

Office lease

The Company currently rents its offices on a month-to-month basis at a rate of $2,844 (CA$3,725) per month. During the year ended June 30, 2019, the Company recorded $52,926 as rent expense (2018 — $58,434).

9	Supplementary statement of cash flows information

	Year ended June 30, 2019	Year ended June 30, 2018
Series B Preferred Stock common stock dividend (note 5)	80,431	176,236
Non-cash issue costs (note 5)	52,899	148,087
Issue costs in accounts payable (note 5)	64,432	—
Reclassification of derivative liability to equity (note 4)	492,884	—
Conversion of Series B Preferred Stock to common stock (note 5)	1,447,576	—
Income taxes paid	—	—
Interest paid	—	—

10	Financial risk management

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the United Sates dollar, primarily general and administrative expenses incurred in Canadian dollars. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates but would not impair or enhance its ability to pay its Canadian dollar accounts payable. The Company manages foreign exchange risk by converting its US$ to CA$ as needed. The Company maintains the majority of its cash in US$. As at June 30, 2019, Canadian dollar denominated accounts payable and accrued liabilities exposure in US$ totaled $178,327.

a)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. If foreign exchange rates were to fluctuate within +/-10% of the closing rate at year-end, the maximum exposure is $13,865.

Balances in foreign currencies at June 30, 2019 and 2018 are as follows:

	June 30, 2019 balances CA$	June 30, 2018 balances CA$
Trade payables	201,279	79,858
Cash	24,248	41,459
Interest, taxes, and other receivables	26,099	14,618

b)	Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short-term nature of the investments. As at June 30, 2019, cash and cash equivalents held by the Company were $3,718,758. The Company’s cash balance currently earns interest at standard bank rates. If interest rates were to fluctuate within +/-10% of the closing rate at year end the impact of the Company’s interest-bearing accounts will be not be significant due to the current low market interest rates.

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company continues to manage its liquidity risk based on the outflows experienced for the period ended June 30, 2019 and is undertaking efforts to conserve cash resources wherever possible. The maximum exposure of the Company’s liquidity risk is $2,069,725 as at June 30, 2019.

Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks, financial institutions, and contractors as well as outstanding receivables. The Company limits its exposure to credit risk, with respect to cash and

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

cash equivalents, by placing them with high quality credit financial institutions. The Company’s cash equivalents consist primarily of operating funds with commercial banks. Of the amounts with financial institutions on deposit, the following table summarizes the amounts at risk should the financial institutions with which the deposits are held cease trading:

The maximum exposure of the Company’s credit risk is $26,187 at June 30, 2019 relating to interest, taxes, and other receivables. The credit risk related to uninsured cash and cash equivalents balances is $3,718,758 at June 30, 2019.

Cash and cash equivalents $	Insured amount $	Non-insured amount $
3,718,758	75,158	3,643,600

Concentration of credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents.

The Company places its cash and cash equivalents in accredited financial institutions and therefore the Company’s management believes these funds are subject to minimal credit risk. The Company has no significant off-balance sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements.

11	Subsequent events

Underwritten public offering

On August 16, 2019, the Company closed on the sale of (i) 4,895,000 shares of its common stock, par value $0.001 per share (the “Common Stock”), (ii) pre-funded warrants (“PFW”) to purchase an aggregate of 2,655,000 shares of Common Stock and (iii) common warrants to purchase an aggregate of 7,762,500 shares of Common Stock (“2020 Investor Warrants”), including 800,000 shares of Common Stock and 2020 Investor Warrants to purchase an aggregate of 1,012,500 shares of Common Stock sold pursuant to a partial exercise by the underwriters of the underwriters’ option to purchase additional securities, in the Company’s underwritten public offering (the “Offering”). Each share of Common Stock or PFW, as applicable, was sold together with a 2020 Investor Warrant to purchase one share of Common Stock at a combined effective price to the public of $1.00 per share of Common Stock and accompanying 2020 Investor Warrant.

The net proceeds from the Offering, including from the partial exercise of the underwriters’ option to purchase additional securities, were approximately $6.7 million, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

The 2020 Investor Warrants are exercisable at $1.00 per share and the PFW are exercisable at $0.01 per share until their expiries on August 16, 2024. The Company also issued 377,500 warrants to the underwriters of the Offering. The underwriter warrants are exercisable at $1.15 per share commencing February 10, 2020 until their expiry on August 14, 2022.

The Company granted the underwriters a 45-day option, ending September 28, 2019, to purchase up to an additional 1,012,500 shares of Common Stock and/or 2020 Investor Warrants to purchase up to 1,012,500

DelMar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

June 30, 2019

(in US dollars unless otherwise noted)

shares of Common Stock, at the public offering price less discounts and commissions. On August 15, 2019, the underwriters partially exercised this option by purchasing 800,000 shares of Common Stock and 2020 Investor Warrants to purchase an aggregate of 1,012,500 shares of Common Stock.

Subsequent to the closing of the Offering, all of the 2,655,000 PFW were exercised at $0.01 per PFW for proceeds of $26,550.

2017 Plan changes and stock option grants

Subsequent to June 30, 2019, and subject to approval by the Company’s stockholders, the Company’s board of directors approved an increase in the number of shares of common stock available to be issued under the 2017 Plan by 1,500,000. The increase brings the total number of shares available under the 2017 Plan to 2,280,000. As of June 30, 2019, the available number of shares of common stock under the 2017 Plan was 491,817.

The Company also granted 1,041,016 stock options to officers and directors of the Company. Of this total, 491,817 were granted under the existing 2017 Plan limit and 549,199 will be exercisable subject to approval by the Company’s stockholders of the share increase. All stock options have an exercise price of $0.61and expire on September 5, 2029. Of the 1,041,016 stock options granted, 375,000 vest pro rata monthly over one year from the date of grant and 666,016 vest as to one-sixth on the six month anniversary of the grant date with the remaining five-sixths vesting pro rate monthly over 30 months commencing on the seven month anniversary of the grant date.

Share issuances

Subsequent to June 30, 2019, we have issued 688 shares for services and 25,000 shares of Series B Preferred stock were converted into 6,250 shares of common stock.

DelMar Pharmaceuticals, Inc.

Condensed Consolidated Interim Balance Sheets

(expressed in US dollars unless otherwise noted)

	Note	March 31, 2020 $	June 30, 2019 $
		(unaudited)
Assets
Current assets
Cash and cash equivalents		4,973,378	3,718,758
Prepaid expenses and deposits		114,865	280,248
Interest, taxes and other receivables		10,339	26,187

		5,098,582	4,025,193
Intangible assets — net		3,659	12,062

Total assets		5,102,241	4,037,255

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,085,571	1,744,517
Related party payables	3	296,184	325,208

Total liabilities		1,381,755	2,069,725

Stockholders’ equity
Preferred stock
Authorized
5,000,000 shares, $0.001 par value
Issued and outstanding
278,530 Series A shares at March 31, 2020 (June 30, 2019 — 278,530)	3,5	278,530	278,530
648,613 Series B shares at March 31, 2020 (June 30, 2019 — 673,613)	5	4,524,897	4,699,304
1 special voting share at March 31, 2020 (June 30, 2019 — 1)		—	—

Common stock
Authorized
95,000,000 shares at March 31, 2020 and June 30, 2019, $0.001 par value 11,427,132 issued at March 31, 2020 (June 30, 2019 — 3,839,358)	5	11,427	3,839

Additional paid-in capital	5	56,395,453	50,954,741

Warrants	5	8,382,588	6,588,283

Accumulated deficit		(65,893,587)	(60,578,345)

Accumulated other comprehensive income		21,178	21,178

Total stockholders’ equity		3,720,486	1,967,530

Total liabilities and stockholders’ equity		5,102,241	4,037,255

Nature of operations, corporate history, and going concern (note 1)
Subsequent events (note 8)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DelMar Pharmaceuticals, Inc.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

(expressed in US dollars unless otherwise noted)

	Note	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $	Nine months ended March 31, 2020 $	Nine months ended March 31, 2019 $
Expenses
Research and development	5	898,720	735,844	2,332,388	2,702,213
General and administrative	5	1,077,642	935,530	3,045,017	2,796,884

		1,976,362	1,671,374	5,377,405	5,499,097

Other (income) loss
Change in fair value of derivative liability	4	—	189	—	(852)
Foreign exchange (gain) loss		(2,416)	5,819	(536)	16,754
Interest income		(16,964)	(13,397)	(73,965)	(49,513)

		(19,380)	(7,389)	(74,501)	(33,611)

Net loss for the period		1,956,982	1,663,985	5,302,904	5,465,486

Computation of basic loss per share
Net loss for the period		1,956,982	1,663,985	5,302,904	5,465,486
Series B Preferred stock dividend	5	1,473	23,202	6,071	75,477

Net loss for the period attributable to common stockholders		1,958,455	1,687,187	5,308,975	5,540,963

Basic and fully diluted loss per share		0.17	0.67	0.52	2.27

Basic and fully diluted number of shares		11,417,456	2,518,452	10,116,541	2,444,065

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DelMar Pharmaceuticals, Inc.

Condensed Consolidated Interim Statements of Stockholders’ Equity

(Unaudited)

(expressed in US dollars unless otherwise noted)

For the three and nine months ended March 31, 2020

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Warrants $	Accumulated deficit $	Stockholders’ equity $
Balance — June 30, 2019	3,839,358	3,839	50,954,741	21,178	4,977,834	6,588,283	(60,578,345)	1,967,530

Issuance of shares and warrants — net of issue costs	4,895,000	4,895	2,489,251	—	—	4,088,820	—	6,582,966
Exercise of warrants for cash	2,655,000	2,655	2,421,830	—	—	(2,397,935)	—	26,550
Conversion of Series B preferred stock to common stock	6,250	6	174,401	—	(174,407)	—	—	—
Shares issued for services	6,925	7	4,836	—	—	—	—	4,843
Stock option expense	—	—	50,985	—	—	—	—	50,985
Series A preferred cash dividend	—	—	—	—	—	—	(2,089)	(2,089)
Series B preferred stock dividend	3,700	4	2,042	—	—	—	(2,046)	—
Loss for the period	—	—	—	—	—	—	(1,605,871)	(1,605,871)

Balance — September 30, 2019	11,406,233	11,406	56,098,086	21,178	4,803,427	8,279,168	(62,188,351)	7,024,914

Warrants issued for services	—	—	—	—	—	34,672	—	34,672
Shares issued for services	4,747	5	3,339	—	—	—	—	3,344
Stock option expense	—	—	159,852	—	—	—	—	159,852
Series A preferred cash dividend	—	—	—	—	—	—	(2,089)	(2,089)
Series B preferred stock dividend	3,700	4	2,548	—	—	—	(2,552)	—
Loss for the period	—	—	—	—	—	—	(1,740,051)	(1,740,051)

Balance — December 31, 2019	11,414,680	11,415	56,263,825	21,178	4,803,427	8,313,840	(63,933,043)	5,480,642

Warrants issued for services	—	—	—	—	—	98,625	—	98,625
Shares issued for services	8,752	8	4,091	—	—	—	—	4,099
Warrants expired	—	—	29,877	—	—	(29,877)	—	—
Stock option expense	—	—	96,191	—	—	—	—	96,191
Series A preferred cash dividend	—	—	—	—	—	—	(2,089)	(2,089)
Series B preferred stock dividend	3,700	4	1,469	—	—	—	(1,473)	—
Loss for the period	—	—	—	—	—	—	(1,956,982)	(1,956,982)

Balance — March 31, 2020	11,427,132	11,427	56,395,453	21,178	4,803,427	8,382,588	(65,893,587)	3,720,486

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DelMar Pharmaceuticals, Inc.

Condensed Consolidated Interim Statements of Stockholders’ Equity …continued

(Unaudited)

(expressed in US dollars unless otherwise noted)

For the three and nine months ended March 31, 2019

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Warrants $	Accumulated deficit $	Stockholders’ equity $
Balance — June 30, 2018	2,296,667	2,297	43,198,193	21,178	6,425,410	8,229,482	(52,441,337)	5,435,223

Warrants issued for services	—	—	—	—	—	30,661	—	30,661
Shares issued for services	706	1	4,138	—	—	—	—	4,139
Performance stock unit expense	—	—	61,514	—	—	—	—	61,514
Stock option expense	—	—	132,902	—	—	—	—	132,902
Series A preferred cash dividend	—	—	—	—	—	—	(2,089)	(2,089)
Series B preferred stock dividend	4,960	4	36,081	—	—	—	(36,085)	—
Loss for the period	—	—	—	—	—	—	(1,991,804)	(1,991,804)

Balance — September 30, 2018	2,302,333	2,302	43,432,828	21,178	6,425,410	8,260,143	(54,471,315)	3,670,546

Exercise and exchange of warrants	296,667	297	2,936,881	—	—	(2,210,697)	—	726,481
Conversion of Series B preferred stock to common stock	10,000	10	279,041	—	(279,051)	—	—	—
Warrants issued for services	—	—	—	—	—	(2,859)	—	(2,859)
Shares issued for services	607	—	2,617	—	—	—	—	2,617
Performance stock unit expense	—	—	61,514	—	—	—	—	61,514
Stock option expense	—	—	122,751	—	—	—	—	122,751
Series A preferred cash dividend	—	—	—	—	—	—	(2,089)	(2,089)
Series B preferred stock dividend	4,735	5	16,185	—	—	—	(16,190)	—
Loss for the period	—	—	—	—	—	—	(1,809,697)	(1,809,697)

Balance — December 31, 2018	2,614,342	2,614	46,851,817	21,178	6,146,359	6,046,587	(56,299,291)	2,769,264

Exercise and exchange of warrants — issue costs	—	—	(16,186)	—	—	—	—	(16,186)
Warrants issued for services	—	—	—	—	—	8,732	—	8,732
Shares issued for services	956	1	3,512	—	—	—	—	3,513
Performance stock unit expense	—	—	60,177	—	—	—	—	60,177
Stock option expense	—	—	99,735	—	—	—	—	99,735
Series A preferred cash dividend	—	—	—	—	—	—	(2,089)	(2,089)
Series B preferred stock dividend	4,735	5	23,197	—	—	—	(23,202)	—
Loss for the period	—	—	—	—	—	—	(1,663,985)	(1,663,985)

Balance — March 31, 2019	2,620,033	2,620	47,022,252	21,178	6,146,359	6,055,319	(57,988,567)	1,259,161

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DelMar Pharmaceuticals, Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

		Nine months ended March 31,
		2020	2019
	Note	$	$
Cash flows from operating activities
Loss for the period		(5,302,904)	(5,465,486)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of intangible assets		8,403	13,548
Change in fair value of derivative liability	4	—	(852)
Warrants issued for services		133,297	36,534
Shares issued for services		12,286	10,269
Performance stock unit expense		—	183,205
Stock option expense	5	307,028	355,388

Changes in operating assets and liabilities
Prepaid expenses and deposits		165,383	794,859
Interest, taxes and other receivables		15,848	30,433
Accounts payable and accrued liabilities		(658,946)	(425,383)
Related party payables		(29,024)	(47,189)

Net cash used in operating activities		(5,348,629)	(4,514,674)

Cash flows from financing activities
Net proceeds from the issuance of shares and warrants	5	6,582,966	—
Net proceeds from the exercise of warrants	5	26,550	726,179
Series A preferred stock dividend	3	(6,267)	(6,267)
Deferred financing costs		—	(25,000)

Net cash provided by financing activities		6,603,249	694,912

Increase (decrease) in cash and cash equivalents		1,254,620	(3,819,762)

Cash and cash equivalents — beginning of period		3,718,758	5,971,995

Cash and cash equivalents — end of period		4,973,378	2,152,233

Supplementary information (note 7)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

1	Nature of operations, corporate history, and going concern

Nature of operations

DelMar Pharmaceuticals, Inc. (the “Company”) is a clinical stage drug development company with a focus on the treatment of solid tumor cancers. The Company is currently conducting two phase 2 clinical trials in the United States and China with its product candidate, VAL-083, as a potential new treatment for glioblastoma multiforme, the most common and aggressive form of brain cancer. Historical research indicates that VAL-083 is also active in other solid tumor cancers such as ovarian, lung, pediatric brain cancer, as well as other solid tumors of the central nervous system. The Company may pursue opportunities in these cancers in the future. In order to accelerate the Company’s development timelines, it leverages existing preclinical and clinical data from a wide range of sources. The Company may seek marketing partnerships in order to potentially offset clinical costs and to generate future royalty revenue from approved indications of its product candidate.

Corporate history

The Company is a Nevada corporation formed on June 24, 2009 under the name Berry Only, Inc. On January 25, 2013, the Company entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of the Company (the “Reverse Acquisition”).

DelMar Pharmaceuticals, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation incorporated on April 6, 2010, which is a clinical stage company with a focus on the development of drugs for the treatment of cancer. The Company is also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition.

References to the Company refer to the Company and its wholly-owned subsidiaries, Del Mar (BC), Callco and Exchangeco.

Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the nine months ended March 31, 2020, the Company reported a loss of $5,302,904, and a negative cash flow from operations of $5,348,629. The Company had an accumulated deficit of $65,893,587 and had cash and cash equivalents of $4,973,378 as of March 31, 2020. The Company is in the development stage and has not generated any revenues to-date. The Company does not have the prospect of achieving revenues until such time that its product candidate is commercialized, or partnered, which may not ever occur. In the near future, the Company will require additional funding to maintain its clinical trials, research and development projects, and for general operations. These circumstances indicate substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of filing of these condensed consolidated financial statements.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Consequently, management is pursuing various financing alternatives to fund the Company’s operations so it can continue as a going concern. However, the coronavirus (“COVID-19”) pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements but the ultimate impact of the COVID-19 pandemic on the Company’s ability to raise additional capital is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak and any new information which may emerge concerning the severity of the COVID-19 pandemic. The Company may not be able to raise sufficient additional capital and may tailor its drug candidate development program based on the amount of funding the Company is able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2	Significant accounting policies

Reverse stock split

On May 7, 2019, the Company filed a Certificate of Change with the Secretary of State of Nevada that effected a 1-for-10 (1:10) reverse stock split of its common stock, par value $0.001 per share, which became effective on May 8, 2019. Pursuant to the Certificate of Change, the Company’s authorized common stock was decreased in the same proportion as the split resulting in a decrease from 70,000,000 authorized shares of common stock to 7,000,000 shares authorized. The par value of its common stock was unchanged at $0.001 per share, post-split. All common shares, warrants, stock options, conversion ratios, and per share information in these condensed consolidated interim financial statements give retroactive effect to the 1-for-10 reverse stock split. The Company’s authorized and issued preferred stock was not affected by the split.

Amended articles of incorporation

On June 26, 2019, the Company amended its articles of incorporation to increase the number of authorized shares of common stock from 7,000,000 to 95,000,000 shares.

Basis of presentation

The condensed consolidated interim financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in United States dollars. The functional currency of the Company and each of its subsidiaries is the United States dollar.

The accompanying condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Del Mar BC, Callco, and Exchangeco. All intercompany balances and transactions have been eliminated in consolidation.

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Unaudited interim financial data

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and the notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Company as of, and for the fiscal year ended, June 30, 2019 included in the Form 10-K filed with the SEC on September 9, 2019. In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation. The results for three and nine months ended March 31, 2020 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2020, or for any other future annual or interim period.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, expenses, contingent assets, and contingent liabilities as at the end of, or during, the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring management to make estimates include the derivative liability, the valuation of equity instruments issued for services, and clinical trial accruals. Further details of the nature of these assumptions and conditions may be found in the relevant notes to these condensed consolidated interim financial statements.

Accruals for research and development expenses and clinical trials

As part of the process of preparing its financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors, clinical research organizations and consultants, and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment terms that do not match the periods over which materials or services are provided under such contracts. The Company’s objective is to reflect the appropriate expenses in its financial statements by matching those expenses with the period in which services are performed and efforts are expended. The Company accounts for these expenses according to the timing of various aspects of the expenses. The Company determines accrual estimates by taking into account discussion with applicable personnel and outside service providers as to the progress of clinical trials, or the services completed. During the course of a clinical trial, the Company adjusts its clinical expense recognition if actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date based on the facts and circumstances known to it at that time. The Company’s clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in it reporting amounts that are too high or too low for any particular period. For the three and nine months ended March 31, 2020 and 2019, there were no material adjustments to the Company’s prior period estimates of accrued expenses for clinical trials.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. For the three and nine month periods ended March 31, 2020 and 2019 diluted loss per share does not differ from basic loss per share since the effect of the Company’s warrants, stock options, performance stock units, and convertible preferred shares is anti-dilutive. As of March 31, 2020, potential common shares of 10,209,456 (2019 — 862,502) related to outstanding warrants, 778,750 (2019 — 292,683) relating to stock options, nil (2019 — 120,000) relating to performance stock units, and 162,177 (2019 — 210,279) relating to outstanding Series B convertible preferred shares were excluded from the calculation of net loss per common share.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by the Company as of the specified effective date.

Recently adopted

Accounting Standard Update (“ASU”) 2016-02 — Leases (Topic 842)

The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the consolidated balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statement. ASU 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of ASU 2016-02 did not have a material impact on the Company’s results of operations or financial results.

ASU 2018-07 — Stock Compensation (Topic 718) Improvements to Nonemployee Shares-based Payment Accounting

The amendments in this update are intended to the reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees. The ASU expands the scope of Topic 718, Compensation — Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. The existing guidance on nonemployee share-based payments is significantly different from current guidance for employee share-based payments. This ASU expands the scope of the employee share-based payments guidance to include share-based payments issued to nonemployees. By doing so, the FASB improves the accounting of nonemployee share-based payments issued to acquire goods and services used in its own operations. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of ASU 2018-07 did not have a material impact on the Company’s results of operations or financial results.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Not yet adopted

ASU 2017-11 — I. Accounting for Certain Financial Instruments with Down Round Features, II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Non-public Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception

The amendments in this update are intended to reduce the complexity associated with the accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, a down round feature would no longer cause a freestanding equity-linked financial instrument (or an embedded conversion option) to be accounted for as a derivative liability at fair value with changes in fair value recognized in current earnings. In addition, the indefinite deferral of certain provisions of Topic 480 have been re-characterized to a scope exception. The re-characterization has no accounting effect. ASU 2017-11 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company has not yet evaluated the impact of adoption of this ASU on its condensed consolidated interim financial statements and related disclosures.

During the nine months ended March 31, 2020, other than ASU 2017-11, there have been no new, or existing recently issued, accounting pronouncements that are of significance, or potential significance, that impact the Company’s condensed consolidated interim financial statements.

3	Related party transactions

The Series A Preferred Stock is held by Valent Technologies, LLC (“Valent”), an entity owned by Dr. Dennis Brown, the Company’s Chief Scientific Officer. Therefore, Valent is a related party to the Company. For the three months ended March 31, 2020 and 2019 respectively, the Company recorded $2,089 related to the dividend payable to Valent on the Series A Preferred Stock and for the nine months ended March 31, 2020 and 2019 respectively, the Company recorded $6,267 related to the dividend (note 5). The dividends have been recorded as a direct increase in accumulated deficit.

4	Derivative liability

The Company has issued common stock purchase warrants. Based on the terms of certain of these warrants the Company determined that the warrants were a derivative liability which is recognized at fair value at the date of the transaction and re-measured at fair value each reporting period with the changes in fair value recorded in the condensed consolidated interim statement of operations.

The derivative liabilities balance was zero at March 31, 2020 and June 30, 2019. The derivative liabilities balance consisted of 2,180 agent warrants at March 31, 2020 and June 30, 2019.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Changes in the Company’s derivative liability are summarized as follows:

	Three months ended March 31,
	2020	2019
	$	$
Opening balance	—	76
Change in fair value of warrants	—	189

Closing balance	—	265
Less current portion	—	—

Long term portion	—	265

	Nine months ended March 31,
	2020	2019
	$	$
Opening balance	—	1,117
Change in fair value of warrants	—	(852)

Closing balance	—	265
Less current portion	—	—

Long term portion	—	265

5	Stockholders’ equity

Series B Preferred stock

	Series B Preferred Stock 2020
	Number of shares	$
Balance — June 30, 2019	673,613	4,699,304
Conversion of Series B Preferred stock to common stock	(25,000)	(174,407)

Balance — March 31, 2020	648,613	4,524,897

During the year ended June 30, 2016, the Company issued an aggregate of 902,238 shares of Series B Preferred Stock at a purchase price of $8.00 per share. Each share of Series B Preferred Stock is convertible into 0.25 shares of common stock equating to a conversion price of $32.00 (the “Conversion Price”) and will automatically convert to common stock at the earlier of 24 hours following regulatory approval of VAL-083 with a minimum closing bid price of $80.00, or five years from the respective final closing dates. The holders of the Series B Preferred Stock are entitled to an annual cumulative, in arrears, dividend at the rate of 9% payable quarterly. The 9% dividend accrues quarterly commencing on the date of issue and is payable quarterly on June 30, September 30, December 31, and March 31 of each year commencing on June 30, 2016. Dividends are payable solely by delivery of shares of common stock, in an amount for each holder equal to the aggregate dividend payable to such holder with respect to the shares of Series B

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Preferred Stock held by such holder divided by the Conversion Price. The Series B Preferred Stock does not contain any repricing features. Each share of Series B Preferred Stock entitles its holder to vote with the common stock on an as-converted basis.

The Series B Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock and (ii) senior to the Special Voting Preferred Stock and (iii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series B Preferred Stock. The Series B Preferred Stock shall be pari passu in liquidation to the Company’s Series A Preferred Stock. The liquidation value of the Series B Preferred Stock at March 31, 2020 is the stated value of $5,188,904 (June 30, 2019 — $5,388,904).

In addition, the Company and the holders entered into a royalty agreement, pursuant to which the Company will pay the holders of the Series B Preferred Stock, in aggregate, a low, single-digit royalty based on their pro rata ownership of the Series B Preferred Stock on products sold directly by the Company or sold pursuant to a licensing or partnering arrangement (the “Royalty Agreement”).

Upon conversion of a holder’s Series B Preferred Stock to common stock, such holder shall no longer receive ongoing royalty payments under the Royalty Agreement but will be entitled to receive any residual royalty payments that have vested. Rights to the royalties shall vest during the first three years following the applicable closing date, in equal thirds to holders of the Series B Preferred Stock on each of the three vesting dates, upon which vesting dates such royalty amounts shall become vested royalties.

Pursuant to the Series B Preferred Stock dividend, during the three months ended March 31, 2020, the Company issued 3,700 (2019 — 4,735) shares of common stock for an amount of $1,473 (2019 — $23,202) and during the nine months ended March 31, 2020, the Company issued 11,100 (2019 — 14,430) shares of common stock for an amount of $6,071 (2019 — $75,477). These dividends have been recognized as a direct increase in accumulated deficit.

A total of 648,613 (2019 — 841,113) shares of Series B Preferred Stock are outstanding as of March 31, 2020, such that a total of 162,177 (2019 — 210,279) shares of common stock are issuable upon conversion of the Series B Preferred Stock as at March 31, 2020. Converted shares are rounded up to the nearest whole share.

Series A Preferred Stock

Effective September 30, 2014, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Series A Certificate of Designation, the Company designated 278,530 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. Upon any liquidation of the Company, the holder of the Series A Preferred Stock will be entitled to be paid, out of any assets of the Company available for distribution to stockholders, the Series A Stated Value of the shares of Series A Preferred Stock held by such holder, plus any accrued but unpaid dividends thereon, prior to any payments being made with respect to the common stock. The Series A Preferred Stock is held by Valent (note 3).

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

The Series A Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock, and (ii) senior to the Company’s Special Voting Preferred Stock and (iii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series A Preferred Stock. The Series A Preferred Stock shall be pari passu in liquidation to the Company’s Series B Preferred Stock. The liquidation value of the Series A Preferred stock at March 31, 2020 and June 30, 2019 is the stated value of $278,530.

There was no change to the Series A Preferred stock for the three or nine month periods ended March 31, 2020 or 2019.

Common stock

Stock Issuances

Nine months ended March 31, 2020

Underwritten public offering

On August 16, 2019, the Company closed on the sale of (i) 4,895,000 shares of its common stock, par value $0.001 per share (the “Common Stock”), (ii) pre-funded warrants (“PFW”) to purchase an aggregate of 2,655,000 shares of Common Stock and (iii) common warrants to purchase an aggregate of 7,762,500 shares of Common Stock (“2020 Investor Warrants”), including 800,000 shares of Common Stock and 2020 Investor Warrants to purchase an aggregate of 1,012,500 shares of Common Stock sold pursuant to a partial exercise by the underwriters of the underwriters’ option to purchase additional securities, in the Company’s underwritten public offering (the “Offering”). Each share of Common Stock or PFW, as applicable, was sold together with a 2020 Investor Warrant to purchase one share of Common Stock at a combined effective price to the public of $1.00 per share of Common Stock and accompanying 2020 Investor Warrant.

The net proceeds from the Offering, including from the partial exercise of the underwriters’ option to purchase additional securities, were $6,582,966, after deducting underwriting discounts and commissions, and other offering expenses.

The 2020 Investor Warrants are exercisable at $1.00 per share until their expiry on August 16, 2024 and the PFW are exercisable at $0.01 per share at any time after August 16, 2019. The Company also issued 377,500 warrants to the underwriters of the Offering. The underwriter warrants are exercisable at $1.15 per share commencing February 10, 2020 until their expiry on August 14, 2022.

During the nine months ended March 31, 2020, all of the 2,655,000 PFW were exercised at $0.01 per PFW for proceeds of $26,550.

2017 Omnibus Incentive Plan

As approved by the Company’s stockholders at the annual meeting of stockholders held on April 11, 2018, on July 7, 2017, as amended on February 1, 2018, the Company’s board of directors approved adoption of the Company’s 2017 Omnibus Equity Incentive Plan (the “2017 Plan”). The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) under the 2017 Plan. Under the 2017 Plan, 780,000 shares of Company

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

common stock are reserved for issuance, less the number of shares of common stock issued under the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”) or that are subject to grants of stock options made, or that may be made, under the Legacy Plan. A total of 164,235 shares of common stock have been issued under the Legacy Plan and/or are subject to outstanding stock options granted under the Legacy Plan, and a total of 614,515 shares of common stock have been issued under the 2017 Plan and/or are subject to outstanding stock options granted under the 2017 Plan leaving 1,250 shares of common stock available at March 31, 2020 for issuance under the 2017 Plan if all such options under the Legacy Plan were exercised.

The maximum number of shares of Company common stock with respect to which any one participant may be granted awards during any calendar year is 8% of the Company’s fully diluted shares of common stock on the date of grant (excluding the number of shares of common stock issued under the 2017 Plan and/or the Legacy Plan or subject to outstanding awards granted under the 2017 Plan and/or the Legacy Plan). No award will be granted under the 2017 Plan on or after July 7, 2027, but awards granted prior to that date may extend beyond that date.

During the nine months ended March 31, 2020, and subject to approval by the Company’s stockholders, the Company’s board of directors approved an increase in the number of shares of common stock available to be issued under the 2017 Plan by 1,500,000. The increase brings the total number of shares available under the 2017 Plan to 2,280,000.

During the nine months ended March 31, 2020, the Company’s board of directors approved an aggregate 1,041,016 stock options to officers and directors of the Company. Of the total grant, 549,199 stock options are subject to stockholder approval of the 2017 Plan share increase. The total grant date aggregate fair value of the remaining 491,817 stock options granted was $238,760. All of these stock options granted to officers and directors have an exercise price of $0.61 and expire on September 5, 2029. Of the 1,041,016 stock options approved by the board of directors, 375,000 vest pro rata monthly over one year from the date of approval by the board of directors and 666,016 vest as to one-sixth on the six-month anniversary of the date of approval by the board of directors with the remaining five-sixths vesting pro rate monthly over 30 months commencing on the seven-month anniversary of the board of directors’ approval date.

In addition, during the nine months ended March 31, 2020, the Company granted 250,000 stock options to an officer of the Company, subject to stockholder approval of the share increase to the 2017 Plan. The options have an exercise price of $0.735 and expire November 12, 2029. The options vest upon the achievement of certain clinical development milestones.

Stock Options

Stock option disclosure in the tables below excludes 799,199 stock option grants approved by the board of directors that are subject to approval by the Company’s stockholders of the share reserve increase under the 2017 Plan. Of these options, 549,199 are exercisable at $0.61 per share until September 5, 2029 and 250,000 are exercisable at $0.735 until November 12, 2029.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

The following table sets forth the aggregate stock options outstanding under all plans as of March 31, 2020:

	Number of stock options outstanding	Weighted average exercise price $
Balance — June 30, 2019	288,183	22.31
Granted	491,817	0.61
Expired	(1,250)	(40.00)

Balance — March 31, 2020	778,750	8.58

The following table summarizes stock options outstanding and exercisable under all plans at March 31, 2020:

Exercise price $	Number Outstanding at March 31, 2020	Weighted average remaining contractual life (years)	Number exercisable at March 31, 2020
0.61	491,817	9.43	288,168
6.10	30,000	8.60	24,445
7.00	5,451	8.23	3,180
8.70	12,000	7.59	12,000
9.83	83,647	8.14	51,117
10.60	3,600	8.03	2,400
11.70	30,000	2.91	30,000
14.11	2,500	2.17	2,500
20.00	13,125	1.52	13,125
21.10	14,400	7.27	12,000
29.60	4,500	4.84	4,500
37.60	4,500	5.86	4,500
41.00	4,000	6.61	4,000
42.00	41,250	2.81	41,250
44.80	3,000	5.86	3,000
49.50	22,460	4.31	22,460
53.20	8,000	6.10	8,000
61.60	1,500	3.00	1,500
92.00	3,000	3.17	3,000

	778,750		531,145

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Included in the number of stock options outstanding are 2,500 stock options granted at an exercise price of CA $20.00. The exercise price of these options shown in the above table have been converted to US $14.11 using the period ending closing exchange rate. Stock options issued during the nine months ended March 31, 2020 have been valued using a Black-Scholes pricing model with the following assumptions:

March 31, 2020
Dividend rate	0%
Volatility	99% to 102%
Risk-free rate	1.50%
Term — years	5.5 to 6.5

The estimated volatility of the Company’s common stock at the date of issuance of the stock options is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining life of the stock options at the valuation date. The expected life of the stock options has been estimated using the plain vanilla method.

The Company has recognized the following amounts as stock option expense for the periods noted:

	Three months ended March 31,		Nine months ended March 31,
	2020	2019	2020	2019
	$	$	$	$
Research and development	22,754	12,889	55,058	64,466
General and administrative	73,437	86,846	251,970	290,922

	96,191	99,735	307,028	355,388

All of the stock option expense for the periods ended March 31, 2020 and 2019 has been recognized as additional paid in capital. The aggregate intrinsic value of stock options outstanding at March 31, 2020 was $0 (2019 — $0) and the aggregate intrinsic value of stock options exercisable at March 31, 2020 was $0 (2019 — $0). As of March 31, 2020, there was $96,061 in unrecognized compensation expense that will be recognized over the next 2.43 years. No stock options granted under the Company’s equity plans have been exercised during the nine months ended March 31, 2020. Upon the exercise of stock options new shares will be issued.

The following table sets forth unvested stock options under all plans at March 31, 2020:

	Number of Options	Weighted average exercise price $	Weighted average grant date fair value $
Unvested at June 30, 2019	84,990	11.35	5.82
Granted	491,817	0.61	0.40
Vested	(329,202)	2.15	1.18

Unvested at March 31, 2020	247,605	2.25	1.23

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Warrants

The following table summarizes changes in the Company’s outstanding warrants as of March 31, 2020:

Description	Number
Balance — June 30, 2019	1,543,596

2020 Investor Warrants issued in underwritten offering	7,762,500
PFW issued in underwritten offering	2,655,000
2020 Underwriter Warrants	377,500
Exercise of PFW	(2,655,000)
Warrants issued for services (1)	530,000
Expiry of warrants for services (2)	(4,140)

Balance — March 31, 2020	10,209,456

(1)

The Company issued 530,000 warrants for services during the nine months ended March 31, 2020. 280,000 warrants are exercisable at $0.75 per share until November 18, 2023 and they vest pro rata monthly commencing December 18, 2019. 250,000 warrants are exercisable at $0.64 per share until January 20, 2024 and they vest pro rata monthly commencing February 20, 2020. The total fair value of the warrants issued was $233,176 with $133,297 being recognized during the nine months ended March 31, 2020.

(2)	On February 27, 2020, 4,140 warrants at an exercise price of $59.30 expired.

The following table summarizes the Company’s outstanding warrants as of March 31, 2020:

Description of warrants	Number	Exercise price $	Expiry date
2020 Investor warrants	7,762,500	1.00	August 16, 2024
2019 Investor warrants	760,500	3.10	June 5, 2024
2018 Investor warrants	280,000	12.50	September 22, 2022
2017 Investor warrants	207,721	35.00	April 19, 2022
2015 Investor warrants	97,905	30.00	July 31, 2020
Warrants issued for services	250,000	0.64	January 20, 2024
Warrants issued for services	280,000	0.75	November 18, 2023
Warrants issued for services	26,500	30.00	July 1, 2020 to February 1, 2021
Warrants issued for services	6,000	17.80	January 25, 2023
Warrants issued for services	33,600	11.70	February 27, 2023
Warrants issued for services	12,000	9.00	September 15, 2023
Warrants issued for services	2,000	9.00	October 11, 2021
2020 Underwriter Warrants	377,500	1.15	August 14, 2022
2019 Agent warrants	46,800	3.875	June 3, 2024
2018 Agent warrants	40,000	12.50	September 20, 2022
2017 Agent warrants	13,848	40.60	April 12, 2022
2016 Agent warrants	10,402	40.00	May 12, 2021
2015 Agent warrants	2,180	30.00	July 15, 2020

	10,209,456

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

6	Financial instruments

The Company has financial instruments that are measured at fair value. To determine the fair value, the Company uses the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level one — inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level two — inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and

•	Level three — unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable, related party payables and derivative liability. The carrying values of cash and cash equivalents, other receivables, accounts payable and related party payables approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivative liability

The Company accounts for certain warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the warrants require the issuance of securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. The Company classifies these warrants on its balance sheet as a derivative liability which is fair valued at each reporting period subsequent to the initial issuance. The Company has used a Black-Scholes Option Pricing Model (based on a closed-form model that uses a fixed equation) to estimate the fair value of the warrants which is equivalent to the fair value of the warrants calculated using the Binomial-Lattice Pricing Model. Determining the appropriate fair-value model and calculating the fair value of warrants requires considerable judgment. Any change in the estimates (specifically probabilities and volatility) used may cause the value to be higher or lower than that reported. The estimated volatility of the Company’s common stock at the date of issuance, and at each subsequent reporting period, is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

a)	Fair value of derivative liability

The derivative is not traded in an active market and the fair value is determined using valuation techniques. The Company uses judgment to select a variety of methods to make assumptions that are based on specific management plans and market conditions at the end of each reporting period. The Company uses a fair value estimate to determine the fair value of the derivative liability. The carrying value of the derivative liability would be higher, or lower, as management estimates around specific probabilities change. The estimates may be significantly different from those amounts ultimately recorded in the consolidated financial statements because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. All changes in the fair value are recorded in the consolidated statement of operations and comprehensive loss each reporting period. This is considered to be a Level 3 financial instrument as volatility is considered a Level 3 input.

The fair value of derivative liabilities at March 31, 2020 and June 30, 2019 was $0.

7	Supplementary statement of cash flows information

	Nine months ended March 31,
	2020	2019
	$	$
Series B Preferred share common stock dividend (note 5)	6,071	75,477
Income taxes paid	—	—
Interest paid	—	—

8	Subsequent events

The Company has evaluated its subsequent events from March 31, 2020 through the date these condensed consolidated financial statements were issued and has determined that there are no subsequent events requiring disclosure in these condensed consolidated financial statements other than the items noted below.

Subsequent to March 31, 2020, the Company issued 2,096 shares of common stock for services.

Merger Agreement

On June 9, 2020, the Company, Adgero Acquisition Corp., a wholly-owned subsidiary of the Company (“Merger Sub”), and Adgero Biopharmaceuticals Holdings, Inc. (“Adgero”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into Adgero, with Adgero surviving the merger and becoming a direct, wholly-owned subsidiary of the Company (the “Merger”). Following the Merger, if approved by the stockholders, the Company will be renamed “Kintara Therapeutics, Inc.”

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding share of Adgero common stock (the “Adgero Common Stock”) (other than any shares held as treasury stock that will be cancelled) will be converted into shares of

DelMar Pharmaceuticals, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise noted)

Company common stock (the “DelMar Common Stock”) based on the exchange ratio, (ii) each outstanding warrant to purchase Adgero Common Stock will be converted into a warrant exercisable for that number of shares of DelMar Common Stock equal to the product of (x) the aggregate number of shares of Adgero Common Stock for which such warrant was exercisable and (y) the exchange ratio; and (iii) each outstanding Adgero stock option, whether vested or unvested, that has not been exercised will be cancelled for no consideration. The shares of DelMar Common Stock issuable in exchange for Adgero securities and underlying DelMar warrants issued in exchange for Adgero warrants pursuant to the Merger Agreement are referred to as the “Merger Consideration.”

As set forth in the Merger Agreement, as of immediately after the Effective Time and excluding the issuances of any shares of DelMar Common Stock related to any financing or fees payable in connection with the Merger and the financing, the former Adgero stockholders will own 49.5% of the total outstanding voting power of the combined company and the stockholders of the Company immediately prior to the Effective Time will own 50.5% of the total outstanding voting power of the combined company (the “Exchange Ratio”). The final Exchange Ratio will be determined immediately prior to the Effective Time to reflect the Company’s and Adgero’s capitalization as of immediately prior to such time. In connection with the termination of the Merger Agreement under specified circumstances, Adgero may be required to pay to the Company a termination fee of $500,000, or the Company may be required to pay to Adgero a termination fee of $500,000.

In connection with the Merger, the Company intends to undertake a private placement of convertible Series C Preferred stock. Each share of Series C Preferred stock will be issued at a price of $1,000 per share and will be convertible into shares of DelMar Common Stock at the conversion price of shares to be issued in the private placement. The closing of the Merger is contingent upon the Company receiving a minimum of $10 million in the private placement. The placement agent will receive a Merger success fee equal to 5% of the DelMar Common Stock issued to Adgero in the Merger. In addition, the placement agent will receive stock purchase warrants equal to 10% of the value of the shares issued in the private placement. The Merger is expected to be completed in the third calendar quarter of 2020.

Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

DELMAR PHARMACEUTICALS, INC.,

a Nevada corporation;

ADGERO ACQUISITION CORP.,

a Delaware corporation; and

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

a Delaware corporation

Dated as of June 9, 2020

A-i

A-ii

Exhibits:

Exhibit A	Definitions

Exhibit B	Form of Company Stockholder Support Agreement

Exhibit C	Form of Parent Stockholder Support Agreement

Exhibit D	Post-Closing Directors and Officers

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 9, 2020, by and among DELMAR PHARMACEUTICALS, INC., a Nevada corporation (“Parent”), ADGERO ACQUISITION CORP., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and ADGERO BIOPHARMACEUTICALS HOLDINGS, INC., a Delaware corporation (the “Company”). Parent, Merger Sub and Company may each be referred to herein individually as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties intend to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to vote all of their shares of Company Common Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Parent listed on Section A of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit C (the “Parent

Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to vote all of their shares of Parent Common Stock or Series B Preferred Stock (as applicable) in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions.

H. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent will enter into a Placement Agency Agreement with SternAegis Ventures (through Aegis Capital Corp.) (the “Placement Agent”), dated the date hereof, pursuant to which Parent shall conduct a private placement offering of units, with each unit priced at $1,000.00 per unit, consisting of one share of Series C Convertible Preferred Stock (the “Series C Stock”), each share convertible into such number of shares of Parent Common Stock at a conversion price per share equal to the average closing price of the Parent Common Stock on Nasdaq for a defined measuring period to be mutually agreed by Parent and the Placement Agent (the “Conversion Price”), in the aggregate amount of at least Ten Million Dollars ($10,000,000) (the “Private Placement”) concurrently with, and as a condition to, the Merger under this Agreement.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE 1. DESCRIPTION OF TRANSACTION

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2. Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

1.3. Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Articles 6 (Conditions Precedent to Obligations of Each Party), 7 (Additional Conditions Precedent to Obligations of Parent and Merger Sub) and 8 (Additional Conditions Precedent to Obligations of the Company), the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time the Merger becomes effective is referred to herein as the “Effective Time”).

1.4. Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the articles of incorporation of Parent shall be identical to the articles of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the NRS and such articles of incorporation; provided, however, that at the Effective Time, Parent shall file one or more amendments to its articles of incorporation, to the extent approved by the holders of Parent’s capital stock as contemplated by Section 5.3, to (i) increase the authorized capital stock of Parent, if required (the “Increased Authorized Capital “), (ii) change the name of Parent to “Kintara Therapeutics, Inc.” (the “Name Change”) and (iii) make such other changes as are mutually agreeable to Parent and Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.12; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.12, after giving effect to the provisions of Section 5.12, or such other persons as shall be mutually agreed upon by Parent and the Company.

1.5. Conversion of Shares.

(a) It is the intent of the Parties that following the consummation of the Merger, the holders of Parent Common Stock and Series B Preferred Stock immediately prior to the Merger shall own 50.5 percent (50.5%) of the outstanding common stock of Parent immediately after the Merger and the holders of Company Common Stock immediately prior to the Merger shall own 49.5 percent (49.5%) of the outstanding common stock of Parent immediately after the Merger (less the effect of the payment of cash in lieu of any fractional share of Parent Common Stock), giving effect to the Series B Preferred Stock (on an as converted basis) and the Company Restricted Common Shares (on a fully vested basis), and without giving any effect to the interests of investors acquiring Series C Stock in the Private Placement or the holders of Parent Options, Parent Warrants, Company Options or Company Warrants. Accordingly, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Common Stock held as treasury stock or held or owned by the Company or Merger Sub, or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(b), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares, but including shares to be converted pursuant to Section 1.6) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio.

(b) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price, so that no more than the whole number of shares represented by the Merger Consideration, if any, shall be issued.

(c) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6. Treatment of Restricted Stock. At the Effective Time, the vesting and transfer restrictions with respect to each share of Company Restricted Common Share (as defined in Section 2.6(c)) granted under the Company Plan (as defined in Section 2.6(c)) that has not been forfeited or canceled prior to the Effective Time shall lapse and become fully vested, and each such Company Restricted Common Share shall be automatically vested as a number of shares of Parent Common Stock in accordance with Section 1.5(a)(ii), net of applicable tax withholding. As a condition of such vesting, the Company shall arrange for any applicable tax withholdings to be withheld in cash from holders of such Company Restricted Common Shares, and no Company Restricted Common Share shall vest unless applicable tax withholdings with respect to such Company Restricted Common Share are satisfied.

1.7. Treatment of Company Options. No outstanding Company Option shall be assumed by Parent. Any outstanding Company Option that is not exercised prior to the Effective Time shall terminate as of immediately prior to the Effective Time without the receipt of any consideration, and the Company shall take, and shall cause its Affiliates (as applicable) to take, all actions necessary to effectuate the foregoing.

1.8. Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.9.

1.9. Surrender of Certificates.

(a) On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(b). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Common Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate or certificates or book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(b)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.9(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or certificates or book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate that includes an obligation of such owner to indemnify Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Common Stock issued in exchange therefor and any other information that Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.9(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Common Stock formerly represented by such Company Stock Certificates.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any un-surrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.9 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is one year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company

Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.10. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Common Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Common Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.9.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings. The Company shall not, except with Parent’s prior written consent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.11. Exchange of Warrants. The Company shall take all requisite action so that, as of the Effective Time, each Company Warrant is converted (as converted, a “Converted Warrant”), by virtue of the Merger and without any action on the part of the holder of that Company Warrant, into a warrant exercisable for that number of shares of Parent Common Stock equal to the product of (i) the aggregate number of shares of Company Common Stock for which such Company Warrant was exercisable and (ii) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such Converted Warrant shall be equal to the quotient obtained from dividing (x) the exercise price per share of such Company Warrant immediately prior to the Effective Time by (y) the Exchange Ratio, with the result rounded up to the nearest whole cent. All Converted Warrants shall continue to have, and be subject to, the same terms and conditions set forth in the respective Company Warrants except as otherwise provided for herein.

1.12. Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

ARTICLE 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(i), except as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1. Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2. Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material breach or violation of its Organizational Documents.

2.3. Authority; Binding Nature of Agreement. Each of the Company and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

2.4. Vote Required. The affirmative vote (or written consent) of a majority of the shares of Company Common Stock that are outstanding on the record date for the Company Stockholder Written Consent and entitled to vote on the Company Stockholder Matters is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Company Stockholder Matters (the “Required Company Stockholder Vote”).

2.5. Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

2.6. Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 50,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 7,267,537 shares

(including the Company Restricted Common Shares on a fully vested basis) have been issued and are outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of Company Preferred Stock, par value $0.0001, none of which have been issued or are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements or Section 2.6 of the Company Disclosure Schedule, none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the 2016 Equity Incentive Plan (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 2,524,979 shares of Company Common Stock for issuance under the Company Plan, of which 1,003,937 Company Options have been issued and are currently outstanding, and 530,000 shares of Company Common Stock have been issued as restricted stock grants pursuant to the Company Plan (each a “Company Restricted Common Share”). As of the date of this Agreement 991,042 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; and (vi) the date on which such Company Option expires. The Company has made available to Parent an accurate and complete copy of the Company Plan and all stock option agreements evidencing outstanding options granted thereunder. Section 2.6(c) of the Company Disclosure Schedule also sets forth the following information with respect to each Company Restricted Common Share outstanding as of the date of this Agreement: (i) the name of each holder of such Company Restricted Common Shares; (ii) the number of such Company Restricted Common Shares held by such holder; (iii) the date on which such Company Restricted Common Shares were issued and awarded; (iv) the purchase price, if any, paid by the holder thereof for such Company Restricted Common Shares; and (v) whether or not the holder thereof made an election under Section 83(b) of the Code with respect to such Company Restricted Common Shares. All Company Options are exercisable for a price that is in excess of the dollar value per share of the Merger Consideration, and as of the date hereof there are no awards of equity based compensation that are outstanding other than the Company Options.

(d) Except for the warrants to purchase Company Common Stock set forth on Section 2.6(d) of the Company Disclosure Schedule (the “Company Warrants”), as well as the Company Options set forth on Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding shares of Company Common Stock, Company Warrants, Company Options and other securities of the Company have been issued and granted in compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7. Financial Statements.

(a) Prior to the date hereof, the Company has provided to Parent true and complete copies of the following financial statements and notes: (i) the Company’s audited consolidated balance sheet at December 31, 2019 (the “Company Balance Sheet”), together with related audited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal year then ended, and (ii) the Company’s unaudited balance sheet as of March 31, 2020 (the “Company Unaudited Interim Balance Sheet”) and the related unaudited statement of operations, statement of stockholders’ equity and statement of cash flows of the Company for the three (3) months then ended (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are material) and fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) To the Knowledge of the Company, each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2016.

(d) Since January 1, 2016, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2016, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.8. Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9. Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities accruing under the Company Material Contracts listed on Section 2.13(a) of the Company Disclosure Schedule; (f) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company and (g) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10. Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11. Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. The Company has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

2.12. Intellectual Property.

(a) The Company, directly or through any of its Subsidiaries, owns, or has the legal and valid right to use, as currently being used by the Company or any of its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by the Company or any of its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to the Company or its business.

(b) Section 2.12(b) of the Company Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Company IP Rights that are owned by the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing, (ii) to the Knowledge of the Company, all Company IP Rights that are exclusively licensed to the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and (iii) all applications for any of the foregoing, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. To the Knowledge of the Company, each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline.

(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether such licenses are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 2.12(c) and in Section 2.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each material Company Contract pursuant to which the Company or any of its Subsidiaries has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person (other than any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for the Company’s benefit).

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Company Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f) Except as identified in Section 2.12(f) of the Company Disclosure Schedule, the Company or one of its Subsidiaries is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting confidential information of the Company and its Subsidiaries.

(ii) No current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting Trade Secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iii) Except as identified in Section 2.12(f)(iii) of the Company Disclosure Schedule, no Company IP Rights were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Company IP Rights to the rights of any Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv) The Company and each of its Subsidiaries has taken all commercially reasonable and appropriate steps to protect and maintain the Company IP Rights, including to preserve the confidentiality of all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a material Trade Secret. Any disclosure by the Company or any Subsidiary of Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful.

(v) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights owned or purported to be owned by or exclusively licensed to Company or any of its Subsidiaries to any other Person. As of the date of this Agreement, except as set forth in Section 2.12(f)(v) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by the Company or any of its Subsidiaries to assign or otherwise transfer any of the Company IP Rights to any third party.

(vi) To the Knowledge of the Company, the Company IP Rights are valid and enforceable and constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(g) To the Knowledge of the Company, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company or any of its Subsidiaries does not violate any license or agreement between the Company or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party. To the Knowledge of the Company, no third party is infringing upon any Company IP Rights or violating any license or agreement between the Company or its Subsidiaries and such third party, and the Company and its Subsidiaries have not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Company IP Rights.

(h) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights or products or technologies, nor has the Company or any of its Subsidiaries received any written notice asserting or suggesting that any such Company IP Rights, or the Company’s or any of its Subsidiaries’ right to use, sell, license or dispose of any such Company IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(i) Except as set forth in the Contracts listed on Section 2.12(i) of the Company Disclosure Schedule and except for Company Contracts entered into in the Ordinary Course of Business, (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to the Company or its business, and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

2.13. Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule identifies each of the following material Company Contracts in effect as of the date of this Agreement other than any Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company IP Rights Agreement required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;

(xii) (A) any employment, management, service and/or consulting Contract providing for annual compensation in excess of $100,000, and (B) any Contract providing for severance, retention, change in control or other similar payments in excess of $50,000; or

(xiii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14. Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency (collectively, the “Company Regulatory Permits”) necessary or material to the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Company Products”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. The Company and each of its Subsidiaries are in compliance in all material respects with the Company Regulatory Permits and have not received any written notice or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent in the Company’s or its Subsidiaries’ possession or control relating to the Company Products and the development, clinical testing, manufacturing, importation and exportation of the Company Products, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. The Company and each of its Subsidiaries have complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented to the Company. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 from the FDA. The Company is not aware of any studies, tests or trials the results of which the Company believes reasonably call into question (i) the study, test or trial results of any Company Products, (ii) the efficacy or safety of any Company Products or (iii) any of the Company’s filings with any Governmental Body.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Products, have participated.

(f) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

(g) The Company and its Subsidiaries have complied with all Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. The Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements to which the Company or a Subsidiary is a party or otherwise bound. The Company and its Subsidiaries have created and maintained written policies and procedures to protect the privacy of all protected health information, provide training to all employees and agents as required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect all personal information and Protected Health Information stored or transmitted in electronic form. Neither the Company nor its Subsidiaries have received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable Laws have occurred with respect to information maintained or transmitted to the Company, any of its Subsidiaries, or an agent or third party subject to a Business Associate Agreement with the Company or a Subsidiary of the Company. The Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 2.14(g) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

2.15. Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2016, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

2.16. Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. The Company has made available to Parent complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2016. No claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code or Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(i) Neither the Company nor any of its Subsidiaries has any Liability for any material Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) Neither the Company nor any of its Subsidiaries has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of the Company there exists no fact or circumstance, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 2.16, each reference to the Company or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

2.17. Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule sets forth a list of all material Benefit Plans. “Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other plan, policy, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated) providing for pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and/or fringe benefits or payments, in each case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates and which covers any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries (or any of their respective dependents) or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Benefit Plan, including all amendments thereto, and in the case of an unwritten material Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c) Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d) Each Benefit Plan that is intended to meet the qualification requirements of Section 401(a) of the Code has received either a favorable determination letter from the IRS (which has not expired) or is the subject of a favorable opinion letter from the IRS with respect to the form of such Benefit Plan under Section 401(a) of the Code, and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Benefit Plan or the tax exempt status of its related trust.

(e) Neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company or any of its Subsidiaries.

(g) Neither the Company, any of its Subsidiaries or Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, the Company, any of its Subsidiaries or Company ERISA Affiliates or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than as may be provided pursuant to any separation agreement between the Company or any of its Subsidiaries and a former employee that has been made available to Parent, or through the last day of the month in which an employee’s employment ceases, or to the extent required by Section 4980B of the Code.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any Subsidiary thereof, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Benefit Plan or (v) limit the right to merge, amend or terminate any Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Company Option is not, never has been and can never be less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option.

(l) No current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) The Company does not maintain any Benefit Plan outside of the United States.

(n) Section 2.17(n) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of (i) each employee of the Company and each of its Subsidiaries, and each such employee’s location, job title, current base salary and most recent annual bonus, whether full-time or part-time and whether exempt or non-exempt, and if absent from active employment or service, the date such absence commenced, the reason for such absence (if known) and the anticipated date of return to active employment or active service of such employee, and (ii) the name of each individual independent contractor whose services are provided principally or exclusively to the Company and/or its Subsidiaries, and who received or is expected to receive more than $50,000 in fees from the Company and/or its Subsidiaries in fiscal year 2020.

(o) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.

(p) The Company and each of its Subsidiaries is, and since January 1, 2016 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. The Company and each of its Subsidiaries: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Benefit Plan (other than routine claims for benefits).

(q) Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to each individual who currently renders services to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company and each of its Subsidiaries has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(r) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(s) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to labor, employment, employment practices, or terms and conditions of employment.

(t) Since January 1, 2019, neither the Company nor any of its Subsidiaries has had a “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 and the regulations promulgated thereunder (“WARN”)) or a reduction-in-force that would trigger any similar notice requirements under any state, local or foreign Law.

(u) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of the Company, intends to resign.

2.18. Environmental Matters. The Company and each of its Subsidiaries are and since January 1, 2016 have complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. Neither the Company nor any of its Subsidiaries has received since January 1, 2016 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company or any of its Subsidiaries) prior property leased or controlled by the Company or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company or any of its Subsidiaries with respect to any property leased or controlled by the Company or any of its Subsidiaries or any business operated by them.

2.19. Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

2.20. No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.21. Transactions with Affiliates.

(a) Section 2.21(a) of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2016, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (i) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than five percent (5%) of the voting power of the outstanding Company Common Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Section 2.21(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Common Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.22. Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign

Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.23. Disclaimer of Other Representations or Warranties. Except as previously set forth in this Article 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(i), except (i) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) as disclosed in Parent’s most recent Form 10-K, filed with the SEC September 9, 2019 and all of the Parent SEC Documents filed with the SEC since then, in each case as publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

3.1. Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Nevada in the case of Parent and the Laws of the State of Delaware in the case of Merger Sub, and each has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

3.2. Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3. Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has:

(a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Warrants pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4. Vote Required. The affirmative vote of a majority of the shares of Parent Common Stock and Series B Preferred Stock that are outstanding and eligible to vote at the Parent Stockholder Meeting on the Parent Stockholder Matters is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Reverse Stock Split, the Name Change and the Increased Authorized Capital, and the affirmative vote of a majority of the votes cast by the holders of shares of Parent Common Stock and Series B Preferred Stock that are outstanding and eligible to vote at the Parent Stockholder Meeting on the Parent Stockholder Matters is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Share Issuance (collectively the “Required Parent Stockholder Vote”).

3.5. Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6. Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 95,000,000 shares of Parent Common Stock, par value $0.001 per share, of which 11,429,228 shares have been issued and are outstanding as of June 1, 2020, and (ii) 5,000,000 shares of Parent Preferred Stock, par value $0.001 per share, of which 278,530 shares of Series A Preferred Stock and 648,613 shares of Series B Preferred Stock have been issued and are outstanding as of June 1, 2020. Parent does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c) Except for the 2017 Omnibus Incentive Plan, as amended from time to time (the “Parent Stock Plan”) and the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”), Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, 778,750 shares have been reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plan that are outstanding as of the date of this Agreement, and 1,250 shares remain available for future issuance pursuant to the Parent Stock Plan.

(d) Except for the warrants to purchase Parent Common Stock set forth on Section 3.6(d) of the Parent Disclosure Schedule (the “Parent Warrants”), as well as the Parent Options, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(e) All outstanding shares of Parent Common Stock, Parent Options, and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.7. SEC Filings; Financial Statements.

(a) Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2016 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Parent has never been and is not currently an issuer as such term is described in Rule 144(i) of the Securities Act.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments none of which are material) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq and has not received any written notice that it is not in compliance with all current listing and governance rules and regulations of Nasdaq.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2019, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Other than the material weakness related to inadequate segregation of duties over authorization, review and recording of transactions, as well as the financial reporting of such transactions (as more fully described in Parent’s SEC Documents), Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8. Absence of Undisclosed Liabilities. As of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities described in Section 3.8 of the Parent Disclosure Schedule.

3.9. Real Property; Leasehold. Parent does not own any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. Parent has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

3.10. Intellectual Property.

(a) Parent owns, or has the legal and valid right to use, as currently being used by Parent, all Parent IP Rights, and with respect to Parent IP Rights that are owned by Parent, has the right to bring actions for the infringement of such Parent IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to Parent or its business.

(b) Section 3.10(b) of the Parent Disclosure Schedule sets forth an accurate, true and complete listing of all Parent Registered IP, and, specifying as to each such item, as applicable, the owner(s) of record

(and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. Each item of Parent IP Rights that is Parent Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to be material to the Parent or its business.

(c) Section 3.10(c) of the Parent Disclosure Schedule accurately identifies each Parent Contract pursuant to which (i) Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into or material to the development, manufacturing, or distribution of any of the Parent’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether such licenses are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 3.10(c) and in Section 3.10(c) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d) Section 3.10(d) of the Parent Disclosure Schedule accurately identifies each Parent Contract pursuant to which Parent has granted any license to any material Intellectual Property owned by Parent (other than any such Intellectual Property that has been non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for Parent’s benefit) (the “Parent IP Agreements”). The manufacture, marketing, license, sale or intended use of any product or technology currently licensed pursuant to the Parent IP Agreements does not infringe or misappropriate any Intellectual Property right of any third party, which infringement or misappropriation would reasonably be expected to be material to Parent or its business.

(e) Except as set forth in Section 3.10(e) of the Parent Disclosure Schedule, Parent is not bound by, and no Parent IP Rights owned by Parent are subject to, any Parent Contract, or, with respect to Parent IP Rights licensed to Parent, to the Knowledge of Parent, containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of Parent to use, exploit, assert, enforce, sell, transfer or dispose of any such Parent IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Parent as currently conducted or planned to be conducted.

(f) Except as identified in Section 3.10(f) of the Parent Disclosure Schedule, Parent is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Parent IP Rights purported to be owned by Parent, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of Parent and who is or was involved in the creation or development of any material Parent IP Rights purported to be owned by Parent has signed a valid, enforceable agreement containing an assignment of such Parent IP Rights to Parent and confidentiality provisions protecting Trade Secrets and confidential information of Parent.

(ii) No current or former stockholder, officer, director, or employee of Parent has any claim, right (whether or not currently exercisable), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or confidentiality provisions protecting Trade Secrets and confidential information comprising Parent IP Rights purported to be owned by Parent.

(iii) Except as identified in Section 3.10(f)(iii) of the Parent Disclosure Schedule, no Parent IP Rights purported to be owned by Parent or, to the Knowledge of Parent, Parent IP Rights licensed to Parent were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would cause such Parent IP Rights to be owned by or licensed to (in whole or in part) such Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv) Parent has taken commercially reasonable steps to protect and maintain the Parent IP Rights, including to preserve the confidentiality of all proprietary information that Parent holds, or purports to hold, as a material Trade Secret. Any disclosure by Parent of material Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful.

(v) Parent has not assigned, sold or otherwise transferred ownership of, or agreed to assign, sell or otherwise transfer ownership of, any material Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent to any other Person, and there exists no obligation by Parent to assign, sell or otherwise transfer ownership of any material Parent IP Rights to any third party.

(vi) To the Knowledge of Parent, the Parent IP Rights are valid and enforceable and constitute all Intellectual Property necessary for Parent to conduct its business as currently conducted.

(g) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed, sold or developed by Parent does not violate any license or agreement between Parent and any third party, and to the Knowledge of Parent, does not infringe or misappropriate any Intellectual Property right of any third party as of the date hereof, which infringement or misappropriation would reasonably be expected to be material to Parent or its business. To the Knowledge of Parent, no third party is infringing upon any Parent IP Rights or violating any license or agreement between Parent and such third party, and Parent has not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to the infringement or misappropriation of any Parent IP Rights.

(h) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Parent IP Rights or products or technologies, nor has Parent or any of its Subsidiaries received any written notice asserting or suggesting that any such Parent IP Rights, or the Parent’s or any of its Subsidiaries’ right to use, sell, license or dispose of any such Parent IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(i) Except as set forth in the Contracts listed on Section 3.10(i) of the Parent Disclosure Schedule and except for Parent Contracts entered into in the Ordinary Course of Business, (i) neither Parent nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to Parent or its business, and (ii) neither Parent nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

3.11. Agreements, Contracts and Commitments. Section 3.11 of the Parent Disclosure Schedule identifies each of the following material Parent Contracts in effect as of the date of this Agreement other than any Parent Benefit Plan (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(b) each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(c) each Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(d) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(e) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(f) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(g) each Contract requiring payment by or to Parent after the date of this Agreement in excess of $50,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, in each case, except for Contracts entered into in the Ordinary Course of Business;

(h) each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(i) each Parent Real Estate Lease;

(j) each Contract with any Governmental Body;

(k) each Parent IP Agreement;

(l) each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent; or

(m) any other Contract that is not terminable at will (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or (B) that is material to the business or operations of Parent.

Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent is a party or by which it is bound of the type described in the foregoing clauses (a)-(m). There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to

Parent or its business. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.12. Compliance; Permits.

(a) Parent is, and since January 1, 2016 has been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit. No Parent Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Parent is in compliance in all material respects with the Parent Permits and has not received any written notice or other written communication, or to the Knowledge of the Parent, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Permit. Parent has made available to the Company all information requested by the Company in Parent’s possession or control relating to the Parent Products and the development, clinical testing, manufacturing, importation and exportation of the Parent Products, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. Parent has complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented by Parent. To the Knowledge of Parent, there are no facts that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 to Parent or any manufacturer of any Parent Products from the FDA. Parent is not aware of any studies, tests or trials the results of which Parent believes reasonably call into question (i) the study, test or trial results of any Parent Products, (ii) the efficacy or safety of any Parent Products or (iii) any of Parent’s filings with any Governmental Body.

(c) There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency. All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or their respective products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial currently being conducted by or on behalf of Parent or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2016, neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies currently being conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or their respective current products or product candidates, currently participate. Neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications regarding any clinical studies that have been conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or their respective products or product candidates, have participated that are anticipated to result in any material liability to Parent or its Subsidiaries or have a Parent Material Adverse Effect.

(d) Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.

(e) Parent and its Subsidiaries are in compliance with all Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements to which Parent or a Subsidiary is a party or otherwise bound. Parent and its Subsidiaries have created and maintained written policies and procedures to protect the privacy of all protected health information, provide training to all employees and agents as required under HIPAA, and have implemented security procedures, including physical, technical and administrative safeguards, to protect all personal information and Protected Health Information stored or transmitted in electronic form. Neither Parent nor its Subsidiaries have received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent, any of its Subsidiaries, or an agent or third party subject to a Business Associate Agreement with Parent or a Subsidiary of Parent. All capitalized terms in this Section 3.12(e) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

(f) The Parent and each of its Subsidiaries have complied in all material respects with the ICH E9 Guidance for Industry to the extent applicable to their current activities.

(g) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent, or in which Parent or its current products or product candidates, including the Parent products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of Parent has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2017, Parent has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or in which Parent or its current products or product candidates, including the Parent products, have participated.

3.13. Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Affiliate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Since January 1, 2016, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.14. Tax Matters.

(a) Parent has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. Parent has made available to the Company complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of the Parent for any Tax period ending after December 31, 2016. No claim has ever been made by any Governmental Body in any jurisdiction where Parent does not file a particular Tax Return or pay a particular Tax that Parent is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by Parent on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the Parent Balance Sheet Date, Parent has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Parent is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent.

(e) No deficiencies for income or other material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent. Neither Parent nor any of its predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Parent is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes. Parent has not requested nor is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h) Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code or Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(i) Parent has never been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent). Parent has no Liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) Parent has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) Other than through its Subsidiaries, Parent has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l) Parent has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of Parent there exists no fact or circumstance, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 3.14, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.15. Employee and Labor Matters; Benefit Plans.

(a) Section 3.15(a) of the Parent Disclosure Schedule sets forth a list of all material Parent Benefit Plans. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and

(ii) other plan, policy, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated) providing for pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and/or fringe benefits or payments, in each case, maintained, contributed to, or required to be contributed to, by Parent or any of its subsidiaries and which covers any current or former employee, director, officer or independent contractor of Parent or any of its subsidiaries (or any of their respective dependents) or under which Parent or any of its subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c) Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d) Each Parent Benefit Plan that is intended to meet the qualification requirements of Section 401(a) of the Code has received either a favorable determination letter from the IRS (which has not expired) or is the subject of a favorable opinion letter from the IRS with respect to the form of such Parent Benefit Plan under Section 401(a) of the Code, and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of its related trust.

(e) Neither Parent or any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent.

(g) Neither Parent or any Parent ERISA Affiliates, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or Parent ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither Parent or any Parent ERISA Affiliates has made a written or oral representation promising the same.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Parent Option is not, never has been and can never be less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option.

(l) No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) Parent is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(n) Parent is, and since January 1, 2017 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2017: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(o) Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Parent has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(p) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.

(q) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Parent, threatened against Parent relating to labor, employment, employment practices, or terms and conditions of employment.

(r) Since January 1, 2019, neither Parent nor any of its subsidiaries has had a “mass layoff” or “plant closing” (as defined by WARN and the regulations promulgated thereunder) or a reduction-in-force that would trigger any similar notice requirements under any state, local or foreign Law.

(s) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of Parent, intends to resign.

3.16. Environmental Matters. Parent is and since January 1, 2016 has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Parent has not received since January 1, 2016 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. No current or (during the time a prior property was leased or controlled by Parent) prior property leased or controlled by Parent has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of Contemplated Transactions. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by Parent or any business operated by it.

3.17. Transactions with Affiliates. Except as set forth in the Parent SEC Documents, since the date of Parent’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

3.18. Financial Advisors. Except as set forth on Section 3.18 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.19. Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.20. Opinion of Financial Advisor. The Parent Board has received an opinion of Ladenburg Thalmann & Co. Inc. to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.

3.21. Insurance. Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.22. Anti-Bribery. None of Parent or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.23. Disclaimer of Other Representations or Warranties. Except as previously set forth in this Article 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 4. CERTAIN COVENANTS OF THE PARTIES

4.1. Operation of Parent’s Business.

(a) Except as set forth on Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): Parent shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plan);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Series C Stock issued pursuant to the Private Placement or Parent Common Stock issued upon the valid exercise of outstanding Parent Options); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split (other than the Reverse Stock Split) or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) incur or guarantee any debt securities of others;

(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement (including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 3.15(a) of the Parent Disclosure Schedule): (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xi) enter into, materially amend or terminate any Parent Material Contract;

(xii) make any capital expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed $100,000, other than Liabilities incurred under existing clinical trials;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xiv) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2. Operation of the Company’s Business.

(a) Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi) other than as required by applicable Law or the terms of any Benefit Plan, including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 2.17 or the Company Disclosure Schedule, as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Benefit Plan; (B) cause or permit any Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xii) enter into, materially amend or terminate any Company Material Contract;

(xiii) make any capital expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed $100,000;

(xiv) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xv) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3. Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4. Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than three

(3) Business Days after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent or any of its Subsidiaries provided to such Person.

4.5. Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce, discuss, negotiate or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Stockholder Vote, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.

4.6. Notification of Certain Matters. During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, any director, officer or Key Employee of the Company or its Subsidiaries; (c) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of the Company to comply with any covenant or obligation of the Company; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Articles 6, 7 and 8, as applicable. During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries; (c) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of Parent to comply with any covenant or obligation of Parent; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Company pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Articles 6, 7 and 8, as applicable.

4.7. Code Section 280G Approval. The Company shall (a) use commercially reasonable efforts to request from each “disqualified individual” (within the meaning of Code Section 280G) of the Company or any of its Subsidiaries or parent companies who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Benefit Plan or otherwise that are “contingent” (within the meaning of Code Section 280G) on the Contemplated Transactions and that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments to the extent that such parachute payments would for such Person equal or exceed the amount determined in accordance with Treasury Regulation section 1.280G-1, Q&A-2(a)(4) (the “Waived 280G Benefits”) and (b) solicit the approval of the stockholders of the Company, to the extent and in the manner required under Code Section 280G(b)(5)(B) and the regulations promulgated thereunder, of any Waived 280G Benefits. Prior to distribution of any materials to stockholders or “disqualified individuals” (within the meaning of Code Section 280G) in connection with the waiver and vote described in this Section 4.7, the Company shall provide Parent a copy of its Code Section 280G calculations and a reasonable opportunity to review and comment on drafts of all such waiver and voting materials and shall accept all of Parent’s reasonable comments to such documents that are timely made to the Company. Any of the Waived 280G Benefits which fail to be approved by the stockholders of the Company as contemplated above shall not be made or provided. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the Company’s stockholders was solicited in accordance with the foregoing provisions of this Section 4.7 and that either (i) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained. Nothing contained herein shall be construed as requiring any specific outcome of the shareholder vote described herein.

ARTICLE 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1. Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Parent and the Company shall prepare, and Parent cause to be filed with the SEC, the Proxy Statement in preliminary form with respect to the Parent Stockholder Meeting and (ii) Parent and the Company shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, which will include the Proxy Statement, to register under the Securities Act the shares of Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to (A) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Registration Statement complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Registration Statement effective for so long as necessary to permit the Parent Common Stock to be issued in the Merger, unless this Agreement is terminated pursuant to Article 9. The Company shall furnish all information concerning itself, its Affiliates and the holders of its capital stock as may be reasonably requested by Parent and provide Parent assistance as may be reasonably requested by Parent in connection with the preparation, filing and distribution of the Registration Statement and Parent and the Company shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Registration Statement shall include all information reasonably requested by each Party to be included therein. For the avoidance of doubt, (x) no filing of, or amendment or supplement to, the Registration Statement will be made by Parent without providing the Company with a reasonable opportunity to review and comment thereon and (y) prior to filing of the Registration Statement and the Proxy Statement, Parent (and Merger Sub) and the Company shall use their respective commercially reasonable efforts to cause Gracin & Marlow LLP to execute and deliver to Lowenstein Sandler LLP the applicable “Tax Representation Letters” referenced in Section 5.10(d). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Parent and the Company shall use their respective commercially reasonable efforts to cause Lowenstein Sandler LLP to deliver to Parent, a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinion, Lowenstein Sandler LLP shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(a) and Section 5.10(d). Parent shall promptly notify the Company of any comments it receives from the SEC or any request it receives from the SEC for amendments or supplements to the Registration Statement or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Registration Statement or the Proxy Statement received from the SEC. The Company shall use its reasonable best efforts to assist Parent in responding as promptly as practicable to any comments from the SEC with respect to the Registration Statement or the Proxy Statement. Parent shall notify the Company, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the shares of Parent Common Stock to be issued in the Merger, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Parent and the Company shall also use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Stock to be issued in the Merger, and each of Parent and the Company shall furnish all information as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, should be discovered by Parent or the Company which, in the reasonable judgment of Parent or the Company, should be set forth in an amendment of, or a supplement to, any of the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party, and the Company shall cooperate with Parent in its filing with the SEC of any necessary amendment of, or supplement to, the Registration Statement or the Proxy Statement, and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Parent and stockholders of the Company. Nothing in this Section 5.1(b) shall limit the obligations of any Party under Section 5.1(a).

5.2. Company Stockholder Written Consent.

(a) As promptly as practicable following the date on which the Registration Statement has been declared effective, the Company shall, in accordance with applicable Law and the Company’s Organizational Documents, use its reasonable best efforts to cause the Registration Statement to be mailed to the Company’s stockholders entitled to vote on the Company Stockholder Matters and to solicit written consents of the stockholders of the Company as sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”) to adopt and approve this Agreement and the Contemplated Transactions (the “Company Stockholder Matters”). Within the Company Stockholder Written Consents the Company stockholders thereto shall (i) acknowledge that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (ii) acknowledge that by such stockholder’s approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a) shall be subject to Parent’s advance review and reasonable approval.

(b) The Company agrees that, subject to Section 5.3(c): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use its reasonable best efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”); provided, however, that the Company’s obligation to solicit the Company Stockholder Written Consents shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Company Board Adverse Recommendation Change.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), and subject to compliance with Section 4.5 and Section 5.2, if at any time prior to the approval of the Company Stockholder

Matters by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below), negotiate with Parent in good faith (if Parent so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least five (5) Business Days in advance of such Company Board Adverse Recommendation Change, (the “Company Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.2(c) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

(d) The Company will use its reasonable best efforts to solicit the Company Stockholder Written Consents at least one (1) day prior to the Parent Stockholder Meeting.

5.3. Parent Stockholder Meeting.

(a) As promptly as practicable following the date on which the Registration Statement has been declared effective, Parent shall, in accordance with applicable Law and Parent’s Organizational Documents, establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of Parent Common Stock and Series B Preferred Stock (the “Parent Stockholder Meeting”) to consider and vote to (i) approve the issuance of the shares of Parent Common Stock pursuant to the terms of this Agreement and the Private Placement (the “Share Issuance”), (ii) approve the Reverse Stock Split, (iii) approve the Name Change, (iv) approve the amendment to the 2017 Omnibus Equity Incentive Plan to increase the share reserve thereunder and (v) approve the Increased Authorized Capital (the “Parent Stockholder Matters”). Parent shall use its reasonable best efforts to cause the Proxy Statement to be mailed to Parent’s stockholders entitled to vote at the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Registration Statement is declared effective under the Securities Act.

(b) Parent agrees that, subject to Section 5.3(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock and Series B Preferred Stock vote to approve the Parent Stockholder Matters, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”); provided, however, that Parent’s obligation to duly call, give notice of, convene and hold the Parent Stockholder Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Parent Board Adverse Recommendation Change.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, if at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiate with the Company in good faith (if the Company so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least five (5) Business Days in advance of such Parent Board Adverse Recommendation Change, (the “Parent Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended. Notwithstanding the foregoing provisions of this Section 5.3, if, on a date for which the Parent Stockholder Meeting is scheduled, (i) Parent has not received proxies representing a sufficient number of shares of Parent Common Stock and Series B Preferred Stock to obtain the Required Parent Stockholder Vote, whether or not a quorum is present, or (ii) the Parent Board has determined in good faith after consultation with outside counsel that it is advisable to allow reasonable additional time for the filing and mailing of supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting, which supplemental or amended disclosure has been determined by the Parent Board in good faith after consultation with outside counsel to be necessary under applicable Law, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting (provided, however, that the Parent Stockholder Meeting shall not be postponed or adjourned to a date that is later than the End Date); provided, further, the Parent Stockholder Meeting may not be postponed or adjourned on the date the Parent Stockholder Meeting is scheduled if Parent shall have received proxies in respect of an aggregate number of shares of Parent Common Stock and Series B Preferred Stock, which have not been withdrawn, such that the Required Parent Stockholder Vote will be obtained at such meeting. Parent shall, upon the reasonable request of the Company, advise the Company at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Parent Stockholder Meeting as to the aggregate tally of proxies received by Parent with respect to the Required Parent Stockholder Vote.

(d) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to the stockholders of Parent; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Parent Board Recommendation unless the Parent Board expressly publicly reaffirms the Parent Board Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by the Company.

5.4. Regulatory Approvals. Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5. Intentionally Omitted.

5.6. Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall continue to indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company (as applicable) (the “D&O Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation (as applicable) from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent or the Surviving Corporation (as applicable), to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of the Company.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, the Company shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’

insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.

(f) The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.

5.7. Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.8. Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.8.

5.9. Listing. Parent shall use its commercially reasonable efforts, to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); and (b) if and to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Parent agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10. Tax Matters.

(a) For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b) The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action or cause any action to be taken which action, to its Knowledge, would reasonably be expected to prevent or impede the Merger from qualifying, for the Intended Tax Treatment.

(c) Notwithstanding any provision of this Agreement to the contrary, the Parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the Contemplated Transactions and that none of Parent, Merger Sub, the Company, or any of their Affiliates makes any representation or warranty as to the Intended Tax Treatment.

(d) Each of the Company and Parent (and Merger Sub) shall use its commercially reasonable efforts to deliver to Lowenstein Sandler LLP a “Tax Representation Letter,” dated as of the date of the tax opinion referenced in Section 5.1(a) and signed by an officer of the Company or Parent (or Merger Sub), as applicable, containing representations of the Company or Parent (or Merger Sub), as applicable, as shall be reasonably necessary or appropriate to enable Lowenstein Sandler LLP to render the tax opinion described in Section 5.1(a) of this Agreement.

5.11. Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.12. Directors and Officers. Immediately following the Effective Time, (a) the Parent Board shall be comprised of seven (7) members, with four (4) such members designated by Parent (the “Parent Designees”) (which members, other than Saiid Zarrabian, shall meet the independence requirements pursuant to the Nasdaq rules and regulations), two (2) such members nominated by the Company (which members, other than John Liatos, shall meet the independence requirements pursuant to the Nasdaq rules and regulations) and approved by Parent, such approval not to be unreasonably withheld (the “Company Nominees”), and one (1) such member to be mutually agreed by the Parties (the “Mutual Nominee”) (which member shall meet the independence requirements pursuant to the Nasdaq rules and regulations), and (b) the Persons listed on Exhibit D under the heading “Officers” shall be elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person listed on Exhibit D is unable or unwilling to serve as an officer of Parent or the Surviving Corporation, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. As promptly as reasonably practicable following the date of this Agreement, but in any event prior to the date that the Registration Statement is filed with the SEC pursuant to Section 5.1: (i) Parent shall deliver to Company a list of the Parent Designees, (ii) the

Company shall deliver to Parent a list of the Company Nominees, and (iii) the Parties shall discuss in good faith the Mutual Nominee, in each case pursuant to clause (a) of this Section 5.12; provided, however, that if the Parties cannot agree on the individual to be appointed as the Mutual Nominee prior to the date that the Registration Statement is filed with the SEC pursuant to Section 5.1, Parent shall have the right, but not the obligation, to designate one (1) additional member of the Parent Board.

5.13. Termination of Certain Agreements and Rights. The Company shall cause any Investor Agreements to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.14. Termination of Certain Benefit Plans. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Benefit Plan of the Company requested by Parent at least three Business Days prior to the Effective Time, including but not limited to any Benefit Plan of the Company containing a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “401(k) Plans”) and any Contract or arrangement with a Professional Employer Organization (PEO). If Parent elects to terminate any Benefit Plan of the Company in accordance with this Section 5.14, the Company shall deliver to Parent, prior to the Effective Time, evidence that the Company’s board of directors has validly adopted resolutions to terminate the 401(k) Plans and any other Benefit Plans of the Company (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Effective Time.

5.15. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least thirty (30) days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Common Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Common Stock owned by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.16. Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.17. Allocation Certificate. The Company will prepare and deliver to Parent at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Common Stock or Company Options, (b) such holder’s name and address; (c) the number of shares of Company Common Stock held and/or underlying the Company Options as of the Closing Date for each such holder; and (d) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Common Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

5.18. Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company will furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Financial Statements or the Company Interim Financial Statements, as the case may be.

5.19. Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.20. Stockholder Litigation. Parent shall conduct and control the settlement and defense of any stockholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions; provided that any settlement or other resolution of any such stockholder litigation agreed to by Parent after the Closing shall be approved in advance by a majority of the Parent Designees for so long as any Parent Designees are still members of the Parent Board. Without limiting the foregoing, prior to the Closing, Parent shall give the Company the opportunity to consult with Parent in connection with the defense and settlement of any such stockholder litigation, and Parent shall keep the Company reasonably apprised of any material developments in connection with any such stockholder litigation.

5.21. Reverse Stock Split. Parent shall submit to the stockholders of Parent at the Parent Stockholder Meeting a proposal to authorize the Parent Board to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio mutually agreed to by Parent and Company (the “Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Stock Split.

ARTICLE 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1. Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3. Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote approving the Share Issuance and the Reverse Stock Split and (b) the Company shall have obtained the Required Company Stockholder Vote approving this Agreement and the Contemplated Transactions.

6.4. Listing. The shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

6.5. Private Placement. On or before the Closing Date, Parent shall have received at least Ten Million Dollars ($10,000,000) of gross proceeds in the Private Placement.

6.6. Government Approvals. On or before the Closing Date, all authorizations, consents, orders or approvals of, or declarations or filings with or expiration of waiting periods imposed by, applicable Law necessary for the consummation of the Contemplated Transactions shall have been obtained or made or shall have occurred.

ARTICLE 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1. Accuracy of Company Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2. Performance of Company Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3. Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1 (Accuracy of Company Representations), 7.2 (Performance of Company Covenants), 7.5 (No Company Material Adverse Effect) and 7.6 (Termination of Investor Agreements) have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.17 is true and accurate in all respects as of the Closing Date; and

(b) a written resignation, in a form reasonably satisfactory to Parent, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of the Company listed in Section 7.3(b) of the Company Disclosure Schedule.

7.4. FIRPTA Certificate. Parent shall have received from the Company a properly executed certification that shares of Company stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with an executed notice to the IRS (which shall be filed by Parent with the IRS following the Closing) in accordance with the requirements of Treasury Regulation Section 1.897-2(h), dated as of the Closing Date, and in form and substance reasonably acceptable to Parent.

7.5. No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6. Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.7. Outstanding Appraisal Rights. The holders of no more than five percent (5%) of the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time will have demanded, and not lost or withdrawn, or will be eligible to demand, appraisal rights.

7.8. Termination of Company Options. The Company Options shall have been terminated in accordance with Section 1.7.

7.9. Assignment of Company Employment Agreements. Parent shall have received an executed assignment for each of the Company Employment Agreements, pursuant to which the Company shall assign to Parent, and Parent shall assume from the Company, each of the Company Employment Agreements.

ARTICLE 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1. Accuracy of Parent and Merger Sub Representations. The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2. Performance of Parent Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3. Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1 (Accuracy of Parent and Merger Sub Representations), 8.2 (Performance of Parent Covenants), and 8.4 (No Parent Material Adverse Effect) have been duly satisfied; and

(b) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Closing pursuant to Section 5.12 hereof.

8.4. No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

ARTICLE 9. TERMINATION

9.1. Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by the stockholders of Parent, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by August 31, 2020 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the stockholders of Parent shall have taken a final vote on the Parent Stockholder Matters and (ii) the Share Issuance or the Reverse Stock Split shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

(e) by either Parent or the Company if (i) the Company shall have solicited the Company Stockholder Written Consents for approval of the Company Stockholder Matters and (ii) the Company Stockholder Matters shall not have been approved by the Required Company Stockholder Vote via the Company Stockholder Written Consents;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j) by Parent, at any time, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(c) in order to accept such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two (2) Business Days of such termination, Parent pays to the Company the Company Termination Fee.

(k) by the Company, at any time, if (i) the Company has received a Superior Offer, (ii) the Company has complied with its obligations under Section 5.2(c) in order to accept such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two (2) Business Days of such termination, the Company pays to Parent the Parent Termination Fee.

9.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.8, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3. Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, Section 5.6(d), and Section 5.9, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent shall pay all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company in cash at or prior to the Closing.

(b) If (i) this Agreement is terminated by the Company pursuant to Section 9.1(f), (ii) an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed or otherwise communicated to Parent or the Parent Board after the date of this Agreement but prior to the termination of this Agreement and (iii) within twelve months after the date of such termination, Parent consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (ii), then Parent shall pay to the Company an amount equal to $500,000 (the “Company Termination Fee”) within ten (10) Business Days of such entry into a definitive agreement or consummation of such Subsequent Transaction.

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(j), Parent shall pay to the Company within ten (10) Business Days of such termination the Company Termination Fee.

(d) If (i) this Agreement is terminated by Parent pursuant to Section 9.1(g), (ii) an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise communicated to the Company or the Company Board after the date of this Agreement but prior to the termination of this Agreement and (iii) within twelve months after the date of such termination, the Company consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (ii), then the Company shall pay to Parent an amount equal to $500,000 (the “Parent Termination Fee”) within ten (10) Business Days of such entry into a definitive agreement or consummation of such Subsequent Transaction.

(e) If this Agreement is terminated by the Company pursuant to Section 9.1(k), the Company shall pay to Parent within ten (10) Business Days of such termination the Parent Termination Fee.

(f) Any Company Termination Fee or Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall (i) reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g) The Parties agree that, subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(h) The Parties agree that, subject to Section 9.2, payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(i) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

ARTICLE 10. MISCELLANEOUS PROVISIONS

10.1. Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2. Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3. Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6. Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. (addressee’s local time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

DelMar Pharmaceuticals, Inc.

12707 High Bluff Dr., Suite 200

San Diego, CA, 92130

Attention: Saiid Zarrabian

Facsimile: (604)-738-4080

Email: saiid@delmarpharma.com

with a copy to (which shall not constitute notice):

Lowenstein Sandler LLP

1251 Avenue of the Americas

Floor 17

New York, NY 10020

Attention: Steven M. Skolnick

Facsimile: (973) 597-2477

Email: sskolnick@lowenstein.com

if to the Company:

Adgero Biopharmaceuticals Holdings, Inc.

4365 US 1 South, Suite 211

Princeton, NJ 08540

Attention: John Liatos

Facsimile: (609) 356-0065

Email: john.liatos@adgerobiopharm.com

with a copy to (which shall not constitute notice):

Gracin & Marlow LLP

Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Attention: Leslie Marlow

Facsimile: (212) 208-4657

Email: lmarlow@gracinmarlow.com

10.9. Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.5) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13. Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) The use of the word “or” shall not be exclusive.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(h) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (San Francisco time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(k) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in San Francisco, California are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

DELMAR PHARMACEUTICALS, INC.

By:	/s/ Saiid Zarrabian
Name:	Saiid Zarrabian
Title:	President and Chief Executive Officer

ADGERO ACQUISITION CORP.

By:	/s/ Scott Praill
Name:	Scott Praill
Title:	President

ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

By:	/s/ John Liatos
Name:	John Liatos
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

x.

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

y.

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in San Francisco, California are authorized or obligated by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

Exh. A-1

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and (c).

“Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employment Agreements” means, collectively, (i) that certain Amended and Restated Employment Agreement, dated March 1, 2018, by and between Adgero Biopharmaceuticals Holdings, Inc. and John Liatos, and (ii) that certain Employment Agreement, dated April 8, 2016, by and between Adgero Biopharmaceuticals Holdings, Inc. and Steven J. Rychnovsky, as amended on February 8, 2017, April 6, 2018, and April 6, 2020.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.10 (Title to Assets) and 2.20 (No Financial Advisors).

“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company or its Subsidiaries that is necessary for or used in the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets or (d) the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industry in which the Company and its Subsidiaries operate.

“Company Options” means options or other rights to purchase shares of Company Common Stock issued by the Company.

“Company Outstanding Equity” means the number of shares of Company Common Stock outstanding as of the Closing Date, plus the number of shares of Company Common Stock underlying the Company Restricted Common Shares outstanding as of the Closing Date (to become fully vested pursuant to Section 1.6), but not including any of the Company Common Stock issuable upon exercise of outstanding Company Options or Company Warrants.

Exh. A-2

“Company Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of the Company.

“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated as of December 18, 2019, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

Exh. A-3

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(d), the quotient obtained by dividing the Merger Consideration by the Company Outstanding Equity.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

Exh. A-4

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Consideration” means a number of shares of Parent Outstanding Equity equal to the product obtained by multiplying (i) the Parent Outstanding Equity by (ii) the quotient obtained by dividing 49.5 by 50.5. By way of example, if the number of outstanding securities of Parent and the Company were to remain constant between the date of this Agreement and the Closing Date, so that there were 7,267,537 shares of Company Common Stock, 11,429,228 shares of Parent Common Stock and Series B Preferred Stock convertible into 162,153 shares of Parent Common Stock outstanding on the Closing Date, then the Merger Consideration would be 11,361,849 shares of Parent Common Stock, and the Exchange Ratio would be 1.5639 (before taking into consideration the Reverse Stock Split, as contemplated by Section 1.5(d)).

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“NRS” means the Nevada Revised Statutes.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, (a) the Ordinary Course of Business of each Party shall also include any actions expressly required or permitted by this Agreement, including the Contemplated Transactions, and (b) the Ordinary Course of Business for Company shall also include actions undertaken in connection with preparing to become an SEC reporting company listed on the Nasdaq.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

Exh. A-5

“Parent Affiliate” means any Person that is (or at any relevant time was) under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Parent Balance Sheet” means the unaudited balance sheet of Parent as of December 31, 2019 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-Q for the quarterly period ended December 31, 2019, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent set forth in Sections 3.6(a) and (c).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

“Parent Common Stock” means Common Stock, $0.001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required) and 3.18 (No Financial Advisors).

“Parent IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Parent that is necessary for or used in the business of Parent as presently conducted.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent operates, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or (f) the announcement of this Agreement or the pendency of the Contemplated Transactions except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industry in which Parent operates.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent Outstanding Equity” means the number of shares of Parent Common Stock outstanding as of the Closing Date, plus the number of shares of Parent Common Stock issuable upon conversion of the Series B

Exh. A-6

Preferred Stock outstanding as of the Closing Date, but not including any of the Parent Common Stock issuable upon conversion of the Series C Stock being issued in the Private Placement or any of the Parent Common Stock issuable upon exercise of outstanding Parent Options or Parent Warrants.

“Parent Preferred Stock” means the Series A Preferred Stock and the Series B Preferred Stock.

“Parent Registered IP” means all Parent IP Rights that are owned by or exclusively licensed to Parent or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy statement to be sent to the stockholders of Parent in connection with the Parent Stockholder Meeting.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

Exh. A-7

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means Series A Preferred Stock, $0.001 par value per share, of Parent.

“Series B Preferred Stock” means Series B Preferred Stock, $0.001 par value per share, of Parent.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to the stockholders of Parent or the stockholders of the Company, as applicable, than the terms of the Contemplated Transactions.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Approval	4.7
Allocation Certificate	5.17
Anti-Bribery Laws	2.22
Benefit Plan	2.17(a)
Certificate of Merger	1.3

Exh. A-8

Term	Section
Certification	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Balance Sheet	2.7(a)
Company Board Adverse Recommendation Change	5.2(b)
Company Board Recommendation	5.2(b)
Company Disclosure Schedule	ARTICLE 2
Company Financials	2.7(a)
Company Interim Financial Statements	5.18
Company Material Contract	2.13(a)
Company Nominees	5.12
Company Notice Period	5.2(c)
Company Permits	2.14(b)
Company Plan	2.6(c)
Company Products	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.8
Company Stockholder Matters	5.2(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	5.2(a)
Company Termination Fee	9.3(b)
Company Unaudited Interim Balance Sheet	2.7(a)
Company Warrants	2.6(d)
Conversion Price	Recitals
Converted Warrant	1.11
Costs	5.6(a)
D&O Indemnified Parties	5.6(a)
Dissenting Shares	1.10(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.9(a)
Exchange Fund	1.9(a)
FDA	2.14(a)
FDCA	2.14(a)
HIPAA	2.14(g)
Increased Authorized Capital	1.4(b)
Intended Tax Treatment	5.10(a)
Investor Agreements	2.21(b)
Legacy Plan	3.6(c)
Liability	2.9
Merger	Recitals
Merger Sub	Preamble
Nasdaq Listing Application	5.9
Parent	Preamble
Parent Benefit Plan	3.15(a)
Parent Board Adverse Recommendation Change	5.3(b)
Parent Board Recommendation	5.3(b)
Parent Designees	5.12

Exh. A-9

Term	Section
Parent Disclosure Schedule	ARTICLE 3
Parent IP Agreements	3.10(a)
Parent Material Contract	3.11
Parent Notice Period	5.3(c)
Parent Permits	3.12(b)
Parent Real Estate Leases	3.9
Parent SEC Documents	3.7(a)
Parent Stock Plan	3.6(c)
Parent Stockholder Matters	5.3(a)
Parent Stockholder Meeting	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Termination Fee	9.3(d)
Parent Warrants	3.6(d)
Party or Parties	Recitals
Placement Agent	Recitals
Pre-Closing Period	4.1(a)
Private Placement	Recitals
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Reverse Stock Split	5.21
Share Issuance	5.3(a)
Stockholder Notice	5.2(a)
Surviving Corporation	1.1
Tax Representation Letter	5.10(d)
Trade Secrets	Exhibit A
Waived 280G Benefits	4.7
WARN	2.17(n)

Exh. A-10

EXHIBIT B

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

Exh. B-1

EXHIBIT C

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

Exh. C-1

EXHIBIT D

POST-CLOSING DIRECTORS AND OFFICERS

Post-Closing Officers of Parent:

Name	Title
Saiid Zarrabian	President and Chief Executive Officer
Scott Praill	Chief Financial Officer
Dennis Brown, Ph.D.	Chief Scientific Officer
John Liatos	Senior Vice President, Business Development
Steven Rychnovsky, Ph.D.	Vice President, Research and Development

Post-Closing Officer of Surviving Corporation:

Name	Title
Scott Praill	President, Treasurer, and Secretary

Post-Closing Board of Parent:

To be determined in accordance with Section 5.12 of the Merger Agreement.

Exh. D-1

ANNEX B

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporation

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.    The name of the corporation is DelMar Pharmaceuticals, Inc.

2.    The articles have been amended as follows:

Article FIRST of the Articles of Incorporation of DelMar Pharmaceuticals, Inc. (the “Corporation”), as heretofore amended, is hereby deleted and replaced in its entirety with the following:

“FIRST: The name of the corporation is Kintara Therapeutics, Inc. (the “Corporation”).”

3.    The vote by which the shareholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation and have voted in favor of the amendment is:

                          (            %)

4.    Effective this          day of                     , 2020.

By:

Saiid Zarrabian, President and Chief Executive Officer

Annex C

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES C1 PREFERRED STOCK

OF

DELMAR PHARMACEUTICALS, INC.

It is hereby certified that:

1. The name of the Company (hereinafter called the “Company”) is DelMar Pharmaceuticals, Inc., a Nevada corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of five Million (5,000,000) shares of preferred stock, $0.001 par value per share, of which 278,530 has been designated as Series A Preferred Stock [and] 1,000,000 has been designated as Series B Preferred Stock [                ]2, and expressly vests in the Board of Directors of the Company the authority to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series C-1 issue of Preferred Stock:

RESOLVED, that [                     (            ] of the Five Million (5,000,000) authorized shares of Preferred Stock of the Company shall be designated Series C-1 Preferred Stock, and shall possess the rights and preferences set forth below:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act. A Person shall be regarded as in control of the Company if the Company owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other person, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such person.

“Alternate Consideration” shall have the meaning set forth in Section 7(d).

“Attribution Parties” shall have the meaning set forth in Section 6(e).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6(e).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

[1]

Global Note: In the event of multiple closings as contemplated, the name of the series issued at the first closing will be “Series C-1”, and any subsequent series will be called “Series C-2”, “Series C-3”, and so on. For purposes of this Form of Certificate, the shares referred to herein shall be the Series C-1 Preferred Stock issued in the First Closing.

[2]	Note: Add to this list prior Series C series in subsequent closings.

“Buy-In” shall have the meaning set forth in Section 6(d)(iv) hereto.

“Certificate of Designations” means this Certificate of Designation of Preferences, Rights and Limitations of Series C-1 Preferred Stock.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Company’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock, and excluding shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock.

“Company Conversion Notice” means a notice delivered by the Company to effect a Mandatory Conversion of all the outstanding Series C-1 Preferred Stock, provided that the effective date of such Mandatory Conversion shall be no less than ten (10) Business Days following the date that such notice is deemed to have been given.

“Control Limitation” shall have the meaning set forth in Section 6(f).

“Conversion Amount” means the Stated Value at issue.

“Conversion Date” shall have the meaning set forth in Section 6(b).

“Conversion Price” means $[        ]3, subject to adjustment as set forth in Section 7.

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the shares of Series C-1 Preferred Stock in accordance with the terms hereof.

“Dividend” shall have the meaning set forth in Section 3.

“Dividend Shares” shall have the meaning set forth in Section 3.

“Effective Date” means the date that the Certificate of Designation of Preferences, Rights and Limitations of Series C-1 Preferred Stock is filed with the Secretary of State of Nevada.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“First Anniversary” shall have the meaning set forth in Section 3.

“Fourth Anniversary” shall have the meaning set forth in Section 3.

[3]

Note: Insert an amount equal to the lesser of (i) the closing price of the Common Stock on the Company’s primary Trading Market with respect to the Common Stock (which as of the date of the first closing is the Nasdaq Capital Market) immediately preceding the signing of the applicable binding agreements for such closing or (ii) the average closing price of the Common Stock on such Trading Market for the five Trading Days immediately preceding the signing of the applicable binding agreements for such closing.

“Fundamental Transaction” shall have the meaning set forth in Section 7(d).

“Holder” shall mean an owner of shares of Series C-1 Preferred Stock.

“Junior Securities” shall be the Common Stock and any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with or senior to the Series C-1 Preferred Stock.

“Liquidation” shall have the meaning set forth in Section 5(a).

“Mandatory Conversion” shall have the meaning set forth in Section 6(b).

“Mandatory Conversion Date” shall have the meaning set forth in Section 6(b).

“Mandatory Conversion Determination” shall have the meaning set forth in Section 6(b).

“Nevada Courts” shall have the meaning set forth in Section 8(d).

“New York Courts” shall have the meaning set forth in Section 8(d).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Optional Conversion Date” shall have the meaning set forth in Section 6(a).

“Original Issue Date” means the date of the first issuance of any shares of Series C-1 Preferred Stock regardless of the number of transfers of any particular shares of Series C-1 Preferred Stock and regardless of the number of certificates which may be issued, if any, to evidence such Series C-1 Preferred Stock.

“Parity Securities” means the Series A Preferred Stock, the Series B Preferred Stock[,]4 and any other class or series of capital stock of the Company hereinafter created that expressly ranks pari passu with the Series C-1 Preferred Stock.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“PIK Shares” shall have the meaning set forth in Section 3.

“Preferred Stock” means the Company’s preferred stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Purchase Rights” shall have the meaning set forth in Section 7(b).

“Second Anniversary” shall have the meaning set forth in Section 3.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Securities” shall be any class or series of capital stock of the Company hereafter created which expressly ranks senior to the Series C-1 Preferred Stock.

“Series A Preferred Stock” means the Company’s Series A Preferred Stock, par value $0.001 per share.

[4]	Note: For closings after the first closing of Series C-1 Preferred Stock, add the prior Series C-1, Series C-2, etc. to this list.

“Series B Preferred Stock” means the Company’s Series B Preferred Stock, par value $0.001 per share.

“Series C Preferred Stock” means the one or more series of the Company’s preferred stock, par value $0.001 per share, offered and sold in connection with the Placement Agency Agreement dated June 22, 2020, between the Company and Aegis Capital Corp.

“Series C-1 Preferred Stock” shall have the meaning set forth in Section 2.

“Share Delivery Date” shall have the meaning set forth in Section 6(d).

“Stated Value” means $1,000.00 per share of Series C-1 Preferred Stock.

“Subsidiary” means any subsidiary of the Company as set forth on Exhibit 21.1 to the Company’s Annual Report on Form 10-K most recently filed with the Commission, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the Effective Date.

“Third Anniversary” shall have the meaning set forth in Section 3.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transfer Agent” means Mountain Share Transfer, Inc., the current transfer agent of the Company, with a mailing address of [    ], a facsimile number of [    ] and an email address of [    ], and any successor transfer agent of the Company.

Section 2. Designation and Authorized Shares. The series of Preferred Stock designated by this Certificate of Designations shall be designated as the Company’s Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred Stock”) and the number of shares so designated shall be [                 (            ]. So long as any of the Series C-1 Preferred Stock are issued and outstanding, the Company shall not issue any shares of its preferred stock that are senior to the Series C-1 Preferred Stock in Liquidation without the approval of the Holders of a majority of the issued and outstanding shares of Series C-1 Preferred Stock. The Series C-1 Preferred Stock shall not be redeemed for cash and under no circumstances shall the Company be required to net cash settle the Series C-1 Preferred Stock.

Section 3. Dividends. Holders of shares of Series C-1 Preferred Stock will be entitled to receive: (a) dividends (the “Dividends”) payable as follows: (i) a number of shares of Common Stock equal to ten percent (10%) of the number of shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 12-month anniversary of the Effective Date5 (the “First Anniversary”), (ii) a number of shares of Common Stock equal to fifteen percent (15%) of the number of shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 24-month anniversary of the Effective Date (the “Second Anniversary”), (iii) a number of shares of Common Stock equal to twenty percent (20%) of the shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 36-month anniversary of the Effective Date (the “Third Anniversary”) and (iv) a number of shares of Common Stock equal to twenty five percent (25%) of the shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 48-month

[5]	The actual Effective Date for the Series C-1 issued at First Closing shall be the Effective Date for subsequent series of Series C Preferred issued at subsequent closings.

anniversary of the Effective Date (the “Fourth Anniversary”) (collectively, the “PIK Shares”); and (b) dividends equal, on an as-if-converted to shares of Common Stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as, and if such dividends are paid on shares of the Common Stock. The Dividends set forth in clause (a) of this Section 3 will be satisfied solely by delivery of shares of Common Stock. The Dividends set forth in clause (a) shall be accelerated and paid (to the extent not previously paid) upon the consummation of a Fundamental Transaction. The Dividends set forth in clause (a) shall be paid upon the Mandatory Conversion Date, to the extent accrued as of the Mandatory Conversion Date and not previously paid as of such date. Notwithstanding the foregoing, to the extent that a Holder’s right to participate in any dividend of PIK Shares or any stock dividend declared on the Common Stock to which such Holder is entitled to pursuant to clause (b) of this Section 3 (“Dividend Shares”) would result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then such Holder shall not be entitled to participate in any such dividend to such extent (or in the beneficial ownership of any PIK Shares or Dividend Shares as a result of such dividend to such extent) and the portion of such PIK Shares and/or Dividend Shares that would cause such Holder to exceed the Beneficial Ownership Limitation or the Control Limitation shall be held in abeyance by the Company for the benefit of such Holder (which shall not give the Holder any power to vote or dispose of such Dividend Shares) until such time, if ever, as such Holder’s beneficial ownership thereof would not result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation. For the avoidance of doubt, at any time during which there is no effective registration statement for the issuance or resale of the PIK Shares or Dividend Shares, the Company may pay such dividends with unregistered Common Stock.

Section 4. Voting Rights. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), and subject to the Beneficial Ownership Limitation set forth in Section 6(e) and the Control Limitation set forth in Section 6(f), each Holder of outstanding shares of Series C-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C-1 Preferred Stock held by such holder are convertible, subject to the Beneficial Ownership Limitation set forth in Section 6(e) and the Control Limitation set forth in Section 6(f), as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, Holders of Series C-1 Preferred Stock shall vote together with the holders of Common Stock as a single class. The Holders shall be entitled to the same notice of any regular or special meeting of the stockholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. As long as any shares of Series C-1 Preferred Stock are outstanding, the Company may not, without the affirmative vote of the Holders of the majority of the then outstanding shares of the Series C-1 Preferred Stock voting as a separate class, (a) alter or change adversely the powers, preferences or rights given to the Series C-1 Preferred Stock or alter or amend this Certificate of Designation, [(b) alter or change adversely the powers, preferences or rights given to the [Series C-[ ] Preferred Stock] or alter or amend the Certificate of Designation of the [Series C-[ ] Preferred Stock] to provide for greater rights than the Series C-1 Preferred Stock,]6 [(c)] authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, that is senior to the Series C-1 Preferred Stock, [(d)] amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, [(e)] increase the number of authorized shares of Series C-1 Preferred Stock, or [(f)] enter into any agreement with respect to any of the foregoing. Notwithstanding anything contained herein to the contrary, no holder of Series C-1 Preferred Stock shall be entitled to vote on any matter presented to the Company’s stockholders relating to approving the conversion of such holder’s Series C-1 Preferred Stock into an amount in excess of the Control Limitation.

[6]	Note: Include this clause only in series issued after the first closing, and list all previously issued series of C/C-1, etc. preferred in the brackets.

Section 5. Liquidation.

(a) The Series C-1 Preferred Stock shall, with respect to distributions of assets and rights upon the occurrence of any liquidation, dissolution or winding-up of the Company (“Liquidation”), rank: (i) junior to the Senior Securities, (ii) pari passu with the Parity Securities; and (iii) senior to the Junior Securities of the Company. Upon any Liquidation, after the satisfaction in full of the debts of the Company and payment of the liquidation preference to the Senior Securities, the Holders of shares of Series C-1 Preferred Stock shall be entitled to be paid, on a pari passu basis with the payment of any liquidation preference afforded to holders of any Parity Securities, for each share of Series C-1 Preferred Stock held thereby, out of (but only to the extent) the assets of the Company are legally available for distribution to its stockholders, an amount equal to the Stated Value per share (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series C-1 Preferred Stock), plus any accrued but unpaid dividends before any distribution or payment may be made to the holders of any Junior Securities. If the assets of the Company available for distribution to Holders of shares of Series C-1 Preferred Stock shall be insufficient to permit payment in full to such Holders of the sums which such Holders are entitled to receive in such case and of any liquidation preference afforded to holders of any Parity Securities, then all of the assets available for distribution to holders of the Series C-1 Preferred Stock and the Parity Securities shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(b) After the Holders of all shares of Series C-1 Preferred Stock shall have been paid in full the amounts to which they are entitled pursuant to paragraph 5(a), the shares of Series C-1 Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Company.

Section 6. Conversion.

(a) Conversions at Option of Holder. Each share of Series C-1 Preferred Stock (or fraction thereof) shall be convertible, at any time and from time to time, from and after the Original Issue Date at the option of the Holder thereof into that number of shares of Common Stock (subject to the Beneficial Ownership Limitation set forth in Section 6(e) and the Control Limitation set forth in Section 6(f)) determined by dividing the Stated Value by the Conversion Price then in effect. Holders shall effect conversions by providing the Company and the Transfer Agent, with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series C-1 Preferred Stock to be converted, the number of shares of Series C-1 Preferred Stock owned prior to such conversion, the number of shares of Series C-1 Preferred Stock owned subsequent to such conversion and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers such Notice of Conversion to the Company pursuant to Section 6 and in accordance with Section 9 (such date, the “Optional Conversion Date”). Such Holder shall be deemed for all corporate purposes to have become the holder of record of the Conversion Shares with respect to which the shares of Series C-1 Preferred Stock have been converted as of the Optional Conversion Date. If no Optional Conversion Date is specified in a Notice of Conversion, the Optional Conversion Date shall be the date that such Notice of Conversion and Cancellation Request are deemed delivered to the Company in accordance with Section 9. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. To effect conversions of shares of Series C-1 Preferred Stock, a Holder shall not be required to surrender any Certificated Series C-1 Preferred Stock to the Company unless all of the shares of Series C-1 Preferred Stock represented by any such certificate are so converted, in which case such Holder shall deliver the Certificated Series C-1 Preferred Stock promptly following the Optional Conversion Date. To the extent that the Beneficial Ownership Limitation contained in Section 6(e) or the Control Limitation contained in Section 6(f) applies to the converting Holder, the determination of whether the Series C-1 Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Series C-1 Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Series C-1 Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Series C-1 Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation or the Control Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this Section and the Company shall have no obligation to verify or confirm the accuracy of such determination.

(b) Mandatory Conversion. On the earliest to occur of: (i) the effective date of such conversion set forth in the Company Conversion Notice, provided that the Company may not deliver the Company Conversion Notice unless Holders of at least 50.1% of all outstanding shares of Series C Preferred Stock consented to such conversion prior to the delivery of the Company Conversion Notice; or (ii) the Fourth Anniversary (the earlier to occur of the foregoing, the “Mandatory Conversion Date” and together with an Optional Conversion Date, the “Conversion Date”), each outstanding share of Series C-1 Preferred Stock will automatically convert (subject to the Beneficial Ownership Limitation set forth in Section 6(e) and the Control Limitation contained in Section 6(f)) into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value by the Conversion Price in effect on the Mandatory Conversion Date (a “Mandatory Conversion”). Within two Trading Days of (x) the Mandatory Conversion Date, if the shares of Series C-1 Preferred Stock are held in book entry form, or (y) such Holder’s surrender of Certificated Series C-1 Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and an indemnity or security reasonably acceptable to the Company (which shall not include the posting of any bond) to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), the Company shall deliver: (I) to each Holder, the Conversion Shares issuable upon conversion of such Holder’s Series C-1 Preferred Stock via the Certificated Preferred Stock, and (II) the PIK Shares issuable upon Mandatory Conversion under Section 3, to Holders as of the Mandatory Conversion Date; provided that, any failure by the Holder to return Certificated Series C-1 Preferred Stock, if any, will have no effect on the Mandatory Conversion pursuant to this Section 6(b), which Mandatory Conversion will be deemed to occur on the Mandatory Conversion Date. To the extent that the Beneficial Ownership Limitation contained in Section 6(e) or the Control Limitation contained in Section 6(f) applies to any Holder, such Holder shall within five Business Days of such Holder’s receipt of the Company Conversion Notice, provide the Company with a written determination (a “Mandatory Conversion Determination”), delivered in accordance with Section 9, of whether such Holder’s Series C-1 Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Series C-1 Preferred Stock are convertible, and the submission of a Mandatory Conversion Determination shall be deemed to be such Holder’s determination of the maximum number of shares of Series C-1 Preferred Stock that may be converted, subject to the Beneficial Ownership Limitation or the Control Limitation and the portion of the shares of Common Stock issuable upon such Mandatory Conversion hereunder that would cause such Holder to exceed the Beneficial Ownership Limitation or the Control Limitation shall be held in abeyance by the Company for the benefit of such Holder (which shall not give the Holder any power to vote or dispose of such shares during such abeyance period) until such time, if ever, as such Holder’s beneficial ownership thereof would not result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Mandatory Conversion Determination that such determination has not violated the restrictions set forth in Section 6(e) or Section 6(f) and the Company shall have no obligation to verify or confirm the accuracy of such determination.

(c) Conversion Shares. The aggregate number of Conversion Shares which the Company shall issue upon conversion of the Series C-1 Preferred Stock (whether pursuant to Section 6(a) or 6(b)) will be equal to the number of shares of Series C-1 Preferred Stock to be converted, multiplied by the Stated Value, divided by the Conversion Price in effect at the time of the conversion. For the avoidance of doubt, at any time during which there is no effective registration statement for the issuance or resale of the Conversion Shares, the Company may settle a conversion of the Series C-1 Preferred Stock (whether pursuant to Section 6(a) or 6(b)) with unregistered Common Stock.

(d) Mechanics of Conversion.

(i) Delivery of Conversion Shares upon Conversion. Promptly after the applicable Conversion Date, but in any case within the earlier of (i) two (2) Trading Days and (ii) the Standard Settlement Period (as defined below) thereof (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the converting Holder the number of Conversion Shares being acquired upon the conversion of the Series C-1 Preferred Stock pursuant to Section 6(a) or 6(b), as applicable, any PIK Shares to which the Holder is entitled pursuant to Section 3 that have not been previously issued, if any, and a wire transfer of immediately available funds in the amount of accrued and unpaid cash dividends, if any. Conversion Shares issuable hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with DTC through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Conversion Shares and PIK Shares, if any, to which the Holder is entitled pursuant to such conversion to the address specified by the Holder in the Notice of Conversion or the Company Conversion Notice, as the case may be. The Company shall (A) deliver (or cause to be delivered) to the converting Holder who has converted less than all of such Holder’s Certificated Series C-1 Preferred Stock (1) a certificate or certificates, of like tenor, for the number of shares of Series C-1 Preferred Stock evidenced by any surrendered certificate or certificates less the number of shares of Series C-1 Preferred Stock converted. The Company agrees to maintain a transfer agent that is a participant in the DTC’s FAST program so long as any shares of Series C-1 Preferred Stock remain outstanding. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Conversion.

(ii) Failure to Deliver Conversion Shares upon an Optional Conversion. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, in addition to any other rights herein, the Holder shall be entitled to elect by written notice to the Transfer Agent, on behalf of the Company, at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Company shall promptly return to the Holder any Certificated Series C-1 Preferred Stock delivered to the Company and the Holder shall promptly return to the Company the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

(iii) Obligation Absolute; Partial Liquidated Damages. The Company’s obligation to issue and deliver the Conversion Shares upon conversion of Series C-1 Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action that the Company may have against such Holder. In the event a Holder shall elect to convert any or all of its Series C-1 Preferred Stock, the Company may not refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series C-1 Preferred Stock of such Holder shall have been sought and obtained, and the Company posts a surety bond for the benefit of such Holder in the amount of 150% of the Stated Value of Series C-1 Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Conversion Shares upon a properly noticed conversion. If the Company fails to deliver to a Holder such Conversion Shares pursuant to Section 6(d)(i) on the Share Delivery Date applicable to such conversion, the Company shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Stated Value of the Series C-1 Preferred Stock being converted, $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such damages begin to accrue) for each Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Company’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv) Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6(d)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of Conversion Shares that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) (I) in the case of an Optional Conversion either (a) reissue (if surrendered) the shares of Series C-1 Preferred Stock equal to the number of shares of Series C-1 Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or (b) deliver to such Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 6(d)(i) and (II) in the case of a Mandatory Conversion, deliver to such Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 6(d)(i). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series C-1 Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver the Conversion Shares upon conversion of the shares of Series C-1 Preferred Stock as required pursuant to the terms hereof.

(v) Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series C-1 Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (i) upon the conversion of all outstanding shares of Series C-1 Preferred Stock (taking into account the adjustments and restrictions of Section 7) and (ii) in respect of the PIK Shares. The Company covenants that all Conversion Shares and PIK Shares shall, when issued, be duly authorized, validly issued, fully paid and nonassessable.

(vi) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of or as dividends on the Series C-1 Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to upon such conversion or in respect of any such dividend, the Company shall round up to the next whole share of Common Stock.

(vii) Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of this Series C-1 Preferred Stock shall be made without charge to any Holder for any Transfer Agent fees, documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of Series C-1 Preferred Stock and the Company shall not be required to issue or deliver such Conversion Shares and shall not be responsible for partial liquidated damages under Section 6(d)(iii) or penalties under Section 6(d)(iv) unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(e) Beneficial Ownership Limitation. The Company shall not effect any conversion of the Series C-1 Preferred Stock, including, without limitation, a Mandatory Conversion, and a Holder shall not have the right to receive Dividend Shares hereunder or convert any portion of the Series C-1 Preferred Stock, to the extent that, after giving effect to the receipt of dividends hereunder or conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock received as Dividend Shares or issuable upon conversion of the Series C-1 Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Series C-1 Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Series C-1 Preferred Stock) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith (other than as it relates to a Holder relying on the number of shares issued and outstanding as provided by the Company pursuant to this Section). In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 6(e), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Company shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. The “Beneficial Ownership Limitation” shall be 4.99% (or, at the written election of any Holder delivered to the Company pursuant to the terms of Section 9 prior to the issuance of any shares of Series C-1 Preferred Stock, 9.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series C-1 Preferred Stock held by the applicable Holder and/or the issuance of the Dividend Shares. A Holder, upon at least sixty-one (61) days advance written notice to the Company, may terminate, increase or decrease the Beneficial Ownership Limitation provisions of this Section 6(e); provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Series C-1 Preferred Stock held by the Holder and/or the issuance of the Dividend Shares, and the provisions of this Section 6(e) shall continue to apply. The limitations contained in this Section 6(e) shall apply to a successor holder of Series C-1 Preferred Stock. The limitations contained in this Section 6(e) and Section 7(b) shall terminate immediately at any time at which the Common Stock ceases to be an “equity security” as defined in Rule 13d-1(i) promulgated under the Exchange Act (or any successor rule).

(f) Control Limitation. Unless the Company obtains the approval of its stockholders for issuances of Common Stock in excess of such amount, the Company shall not effect any conversion of the Series C-1 Preferred Stock, including, without limitation, a Mandatory Conversion, and a Holder shall not have the right to receive dividends hereunder or convert any portion of the Series C-1 Preferred Stock, to the extent that, after giving effect to the receipt of dividends hereunder or conversion set forth on the applicable Notice of Conversion, the Holder, together with the Attribution Parties, would beneficially own in excess of the Control Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock received as dividends or issuable upon conversion of the Series C-1 Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Series C-1 Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Series C-1 Preferred Stock) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 6(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith (other than as it relates to a Holder relying on the number of shares issued and outstanding as provided by the Company pursuant to this Section). For purposes of this Section 6(f), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Company shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. The “Control Limitation” shall be 19.99% of the number of shares of the Common Stock outstanding immediately before giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock and/or the issuance of the Dividend Shares. The limitations contained in this paragraph shall apply to a successor holder of the Series C-1 Preferred Stock.

Section 7. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Company, at any time while the Series C-1 Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, will not include any shares of Common Stock issued by the Company upon conversion of this Series C-1 Preferred Stock or payment of a dividend on this Series C-1 Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock

(excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 7(a) will apply shares of reclassified capital stock, outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) above, if at any time the Company grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s Series C-1 Preferred Stock (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance by the Company for the Holder (which shall not give the Holder any power to vote or dispose of such Purchase Rights) until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation).

(c) Pro Rata Distributions. During such time as this Series C-1 Preferred Stock is outstanding, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Series C-1 Preferred Stock, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Series C-1 Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance by the Company for the benefit of the Holder (which shall not give the Holder any power to vote or dispose of such shares) until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation).

(d) Fundamental Transaction. If, at any time while the Series C-1 Preferred Stock is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (C) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Series C-1 Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall adjust the Conversion Price in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration they receive upon any conversion of the Series C-1 Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(d) and insuring that the Series C-1 Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(e) Calculations. All calculations under this Section 7 will be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(f) Notice to the Holders.

(i)

Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii)

Notice to Allow Conversion by Holder. If (A) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (B) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Series C-1 Preferred Stock, and shall cause to be delivered to each Holder pursuant to Section 9, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a written notice stating (x) the date on which a record is to be taken for the purpose of seeking such stockholder approval or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to convert such Holder’s Series C-1 Preferred Stock pursuant to Section 6(a) (subject to the Beneficial Ownership Limitation or the Control Limitation) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 8. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided to the Holders, the Company or the Transfer Agent hereunder, including, without limitation, any Notice of Conversion or Company Conversion Notice, shall be in writing and delivered personally, by facsimile, by e-mail, or sent by a nationally recognized overnight courier service (i) if to the Holders, at the Holder’s address set forth in the book and records of the Company or to another address of such Holder as may be specified by such Holder to the Company in a written notice delivered in accordance with this Section, or (ii) if to the Company, at 12707 High Bluff Dr., Suite 200, San Diego, CA 92130, email: spraill@delmarpharma.com or to another address as the Company may specify for such purposes by written notice to the Holders delivered in accordance with this Section. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided pursuant to this Certificate of Designations constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K.

(b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designations shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Series C-1 Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(c) Lost or Mutilated Series C-1 Preferred Stock Certificate. If a Holder alleges that such Holder’s Series C-1 Preferred Stock certificate has been lost, stolen or destroyed, the Company will only be obligated to issue a replacement certificate if the Holder delivers to the transfer agent, or the Company, as applicable: (i) a lost certificate affidavit; (ii) an indemnity bond in a form acceptable to the Company’s transfer agent, or if the Company acts as its own transfer agent, an agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate; and (iii) any other documentation that the transfer agent or the Company, if the Company acts as its own transfer agent, may reasonably require.

(d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designations shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designations (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in either (i) a state court located within the State of Nevada (or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada) (the “Nevada Courts”) or (ii) the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Nevada Courts and the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Nevada Courts or New York Courts, or such Nevada Courts or New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designations and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designations or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(e) Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

(f) Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any dividend or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(g) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(h) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

(i) Status of Converted Series C-1 Preferred Stock. If any shares of Series C-1 Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series C-1 Convertible Preferred Stock.

[Signature page follows.]

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of the Company as of this [___] day of [____], 20[__].

Name:
Title:

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES C-1 PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series C-1 Convertible Preferred Stock indicated below into shares of common stock, $0.001 par value per share (the “Common Stock”), of DelMar Pharmaceuticals, Inc., a Nevada corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion:

Number of shares of Series C-1 Preferred Stock owned prior to Conversion:

Number of shares of Series C-1 Preferred Stock to be Converted:

Stated Value of shares of Series C-1 Preferred Stock to be Converted:

Number of shares of Common Stock to be Issued:

Applicable Conversion Price:

Number of shares of Series C-1 Preferred Stock subsequent to Conversion:

Address for Delivery:

Or

DWAC Instructions:

Broker no:

Account no:

[Holder]

By:
Name:
Title:

Annex D

Strictly Confidential

June 9, 2020

To the Board of Directors of DelMar Pharmaceuticals, Inc

12707 High Bluff Drive

Suite 200

San Diego, CA, 92130

Members of the Board of Directors:

We have been advised that DelMar Pharmaceuticals, Inc., a Nevada corporation (“DelMar” or the “Company”), proposes to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”), by and among the Company, Adgero Acquisition Corp, a wholly-owned subsidiary of DelMar (“Merger Sub”), and Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”). Pursuant to the Agreement, the Merger Sub will be merged with and into Adgero, with Adgero continuing as the surviving corporation (the “Merger”). We further understand that as a result of the Merger, Adgero will become a wholly-owned subsidiary of DelMar and each share of common stock of Adgero outstanding immediately prior to the Merger (the “Adgero Common Stock”) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and non-assessable shares of DelMar common stock (the “DelMar Common Stock”) equal to the exchange ratio of 1.5639 (“Exchange Ratio”). Immediately following the consummation of the Merger, the holders of Adgero Common Stock shall hold approximately 49.5% of the outstanding shares of DelMar Common Stock outstanding (without giving any effect to the interests of investors acquiring the Series C Preferred Stock (the “Series C Stock”) in the Private Placement or the holders of DelMar Options, DelMar Warrants, Adgero Options (which shall be canceled) or Adgero Warrants) and the holders of DelMar Common Stock shall hold approximately 50.5% of the outstanding shares of DelMar Common Stock and Series B Preferred Stock outstanding (without giving any effect to the interests of investors acquiring Series C Stock in the Private Placement or the holders of DelMar Options, DelMar Warrants, Adgero Options (which shall be canceled) or Adgero Warrants). Each Adgero warrant (“Adgero Warrant”) shall be converted into a warrant exercisable for that number of shares of DelMar Common Stock equal to the product of (i) the aggregate number of shares of Adgero Common Stock for which such Adgero Warrant was exercisable and (ii) the Exchange Ratio, rounded down to the nearest whole share. The terms and conditions of the Merger are more fully set forth in the Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

In your capacity as members of the Board of Directors of DelMar (the “Board of Directors”), you have requested our opinion (the “Opinion”), as to the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of the Company.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft dated June 9, 2020 of the Merger Agreement, which was the most recent draft made available to us prior to the delivery of our Opinion;

LADENBURG THALMANN & CO. INC.

277 Park Avenue, 26th floor

New York, NY 10172

Phone 212.409.2000  •  Fax 212.409.2169

MEMBER NYSE, NYSE MKT, FINRA, SIPC

DelMar Pharmaceuticals, Inc.

June 9, 2020

•

Reviewed and analyzed certain publicly available financial and other information for each of DelMar and Adgero, respectively, including equity research on comparable companies and on DelMar, and certain other relevant financial and operating data furnished to Ladenburg Thalmann by the management of DelMar, including information DelMar obtained from Adgero;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Adgero furnished to Ladenburg Thalmann by the management of DelMar, which DelMar obtained from Adgero;

•	Discussed with certain members of the management of DelMar the historical and current business operations, financial condition and prospects of DelMar and Adgero;

•

Reviewed and analyzed certain operating results of Adgero as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg Thalmann deemed relevant;

•

Reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Adgero prepared by the management of Adgero as well as projections for Adgero prepared and adjusted by the management of DelMar which was then provided to Ladenburg and utilized per instruction of DelMar

•

Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg Thalmann deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg Thalmann deemed relevant;

•	Reviewed certain pro forma financial effects of the Transaction;

•

Reviewed and analyzed such other information and other factors, and conducted such other financial studies, analyses and investigations as Ladenburg Thalmann deemed relevant for the purposes of the Opinion; and

•

Took into account Ladenburg Thalmann’s experience in other transactions, as well as Ladenburg Thalmann’s experience in securities valuations and Ladenburg Thalmann’s general knowledge of the industry in which Adgero operates

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Adgero, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the Company management and Adgero management as to the viability of, and risks associated with, the current and future products and services of Adgero (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or Adgero. Furthermore, we have assumed, with your consent, that there will be no further adjustments to the Exchange Ratio between the date hereof and the date the final Exchange Ratio is determined. With respect to the financial forecasts supplied to us by the Company regarding Adgero, we have, with your consent, assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgements of the management of the Company and Adgero, as applicable, as to the future operating and financial performance of the Company and Adgero, as applicable, and that they provided a reasonable basis upon which we could form our Opinion.

DelMar Pharmaceuticals, Inc.

June 9, 2020

We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Adgero since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Adgero, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or Adgero under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Merger, as to which we have assumed that the Company and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of the Company. We express no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, and we express no opinion as to the terms of the Private Placement. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization within the meaning of 368(a)(1)(B) of the Code.

It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Merger (except as set forth in the Engagement Letter (as defined below)) and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be disclosed in full in any proxy statement or prospectus filed with any registration statement that is required to be filed in connection with the Merger with the Securities and Exchange Commission. This letter does not constitute a recommendation to the Board of Directors on whether or not to approve the Merger or to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address the Company’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares of securities of any person, including the Company, will trade at any

DelMar Pharmaceuticals, Inc.

June 9, 2020

time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of DelMar Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) is a full-service investment bank providing investment banking, brokerage, equity research, institutional sales and trading and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the two years preceding the date hereof, Ladenburg has not received any fees from DelMar aside from the fees described below in connection with the Opinion. In the two years preceding the date hereof, Ladenburg has not had a relationship with Adgero and has not received any fees from Adgero. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to DelMar and Adgero and/or certain of their respective affiliates and expect to receive fees for the rendering of these services. Pursuant to the engagement letter between Ladenburg and DelMar, dated May 1, 2020 (the “Engagement Letter”), Ladenburg has received a $25,000 up-front initial fee and will receive an additional fee of $110,000 for the delivery of the Opinion, which is not contingent upon the successful completion of the Merger or the conclusion reached herein. Additionally, DelMar has agreed to reimburse Ladenburg for its out of pocket expenses, up to $20,000, and has agreed to indemnify Ladenburg for certain liabilities that may arise from the Opinion. The terms of the Engagement Letter with Ladenburg, which are customary in transactions of this nature, were negotiated at arm’s length between DelMar and Ladenburg, and the Board of Directors was aware of the arrangement.

In the ordinary course of business, Ladenburg, certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, DelMar, Adgero or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Merger that may differ from the views of Ladenburg’s investment banking personnel.

The opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

/s/ Ladenburg Thalmann & Co. Inc.

Ladenburg Thalmann & Co. Inc.

Annex E

DELMAR PHARMACEUTICALS, INC.

2017 OMNIBUS EQUITY INCENTIVE PLAN

(As Amended and Restated Effective as of February 1, 2018)

1.	Establishment and Purpose

1.1 The purpose of the DelMar Pharmaceuticals, Inc. 2017 Omnibus Equity Incentive Plan (the “Plan”) is to provide a means whereby eligible employees, officers, non-employee directors and other individual service providers develop a sense of proprietorship and personal involvement in the development and financial success of the Company and to encourage them to devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its stockholders. The Company, by means of the Plan, seeks to retain the services of such eligible persons and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Subsidiaries.

1.2 The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Stock Units, Performance Shares, Performance Units, Incentive Bonus Awards, Other Cash-Based Awards and Other Stock-Based Awards. This Plan shall become effective upon the date set forth in Section 17.1 hereof.

2.	Definitions

Wherever the following capitalized terms are used in the Plan, they shall have the meanings specified below:

2.1 “Affiliate” means, with respect to a Person, a Person that directly or indirectly Controls, or is Controlled by, or is under common Control with, such Person.

2.2 “Applicable Law” means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction that applies to Awards.

2.3 “Award” means an award of a Stock Option, Stock Appreciation Right, Restricted Stock, Stock Unit, Performance Share, Performance Unit, Incentive Bonus Award, Other Cash-Based Award and/or Other Stock-Based Award granted under the Plan.

2.4 “Award Agreement” means either (i) a written or electronic agreement entered into between the Company and a Participant setting forth the terms and conditions of an Award including any amendment or modification thereof, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan and need not be identical.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Cause” means (i) conviction of, or the entry of a plea of guilty or no contest to, a felony or any other crime that causes the Company or its Affiliates public disgrace or disrepute, or materially and adversely affects the Company’s or its Affiliates’ operations or financial performance or the relationships that the Company and/or its Affiliates have with its customers, (ii) gross negligence or willful misconduct with respect to the Company or any of its Affiliates, including, without limitation fraud, embezzlement, theft or proven dishonesty in the course of his or her employment; (iii) refusal to perform any lawful, material obligation or fulfill any duty (other than any duty or obligation of the type described in clause (v) below, which shall be governed by clause (v) below) to the Company or its Affiliates (other than due to a Disability), which refusal, if curable, is not cured within ten (10) days after delivery of written notice thereof; (iv) material breach of any agreement with or duty owed to the Company or any of its Affiliates, which breach, if curable, is not cured within ten (10) days after the delivery of written notice thereof (other than any duty or obligation of the type described in clause (v) below, which shall be governed by clause (v) below); or (v) any breach of any obligation or duty to the Company or any of its Affiliates (whether arising by statute, common law or agreement) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights. Notwithstanding the foregoing, if a Participant and the Company (or any of its Affiliates) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines “cause,” then with respect to such Participant, “Cause” shall have the meaning defined in that employment agreement, consulting agreement or other agreement.

2.7 “Change in Control” means, unless otherwise provided in an Award Agreement, the occurrence of any one of the following events:

(i) any “person,” including a “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding the Company, any entity controlling, controlled by or under common control with the Company, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any such entity, and, with respect to any particular Participant, the Participant and any “group” (as such term is used in Section 13(d)(3) of the Exchange Act) of which the Participant is a member), is or becomes the “beneficial owner” (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of either (A) the combined voting power of the Company’s then outstanding securities or (B) the then outstanding shares of Common Stock (in either such case other than as a result of an acquisition of securities directly from the Company); or

(ii) any consolidation or merger of the Company where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any); or

(iii) there shall occur (A) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by “persons” (as defined above) in substantially the same proportion as their ownership of the Company immediately prior to such sale or (B) the approval by stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; or

(iv) the members of the Board at the beginning of any consecutive 24-calendar-month period (the “Incumbent Directors”) cease for any reason other than due to death to constitute at least a majority of the members of the Board; provided that any Director whose election, or nomination for election by the Company’s stockholders, was approved or ratified by a vote of at least a majority of the members of the Board then still in office who were members of the Board at the beginning of such 24-calendar-month period, shall be deemed to be an Incumbent Director.

Notwithstanding the foregoing, no event or condition shall constitute a Change in Control to the extent that, if it were, a 20% tax would be imposed under Section 409A of the Code; provided that, in such a case, the event or condition shall continue to constitute a Change in Control to the maximum extent possible (e.g., if applicable, in respect of vesting without an acceleration of distribution) without causing the imposition of such 20% tax.

2.8 “Code” means the Internal Revenue Code of 1986, as amended. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.9 “Committee” means the committee of the Board delegated with the authority to administer the Plan, or the full Board, as provided in Section 3 of the Plan. With respect to any decision relating to a Reporting Person, the Committee shall consist solely of two or more directors who are disinterested within the meaning of Rule 16b-3 promulgated under the Exchange Act, as amended from time to time, or any successor provision. The fact that a Committee member shall fail to qualify under any of these requirements shall not invalidate an Award if the Award is otherwise validly made under the Plan. The Board may at any time appoint additional members to the Committee, remove and replace members of the Committee with or without cause, and fill vacancies on the Committee however caused.

2.10 “Common Stock” means the Company’s Common Stock, par value $0.001 per share.

2.11 “Company” means DelMar Pharmaceuticals, Inc., a Nevada corporation, and any successor thereto as provided in Section 15.8.

2.12 “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an employee, Director or consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an employee, Director or consultant or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Committee in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such entity ceases to qualify as an Affiliate. For example, a change in status from an employee of the Company to a consultant of an Affiliate or to a director will not constitute an interruption of Continuous Service. To the extent permitted by Applicable Law, the Committee or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Company or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s (or an Affiliate’s) leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by Applicable Law. Unless the Committee provides otherwise, in its discretion, or as otherwise required by Applicable Law, vesting of Options shall be tolled during any unpaid leave of absence by a Participant.

2.13 “Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, or the power to appoint directors of the Company, whether through the ownership of voting securities, by contract or otherwise (the terms “Controlled by” and “under common Control with” shall have correlative meanings).

2.14 “Date of Grant” means the date on which an Award under the Plan is granted by the Committee, or such later date as the Committee may specify to be the effective date of an Award.

2.15 “Disability” means a Participant being considered “disabled” within the meaning of Section 409A of the Code and Treasury Regulation 1.409A-3(i)(4), as well as any successor regulation or interpretation.

2.16 “Effective Date” means the date set forth in Section 17.1 hereof.

2.17 “Eligible Person” means any person who is an employee, officer, director, consultant, advisor or other individual service provider of the Company or any Subsidiary, or any person who is determined by the Committee to be a prospective employee, officer, director, consultant, advisor or other individual service provider of the Company or any Subsidiary.

2.18 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.19 “Fair Market Value” of a share of Common Stock shall be, as applied to a specific date (i) the closing price of a share of Common Stock as of such date on the principal established stock exchange or national market system on which the Common Stock is then traded (or, if there is no trading in the Common Stock as of such date, the closing price of a share of Common Stock on the most recent date preceding such date on which trades of the Common Stock were recorded), or (ii) if the shares of Common Stock are not then traded on an established stock exchange or national market system but are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Common Stock in such over-the-counter market as of such date (or, if there are no closing bid and asked prices for the shares of Common Stock as of such date, the average of the closing bid and the asked prices for the shares of Common Stock on the most recent date preceding such date on which such closing bid and asked prices are available on such over-the-counter market), or (iii) if the shares of Common Stock are not then listed on a national securities exchange or national market system or traded in an over-the-counter market, the price of a share of Common Stock as determined by the Committee in its discretion in a manner consistent with Section 409A of the Code and Treasury Regulation 1.409A-1(b)(5)(iv), as well as any successor regulation or interpretation.

2.20 “Fully Diluted” means, as applied to a specific date, the total number of shares of Common Stock outstanding as of such date, including the number of shares of Common Stock issuable upon the exercise of outstanding warrants or other securities exercisable for (or convertible into) Common Stock that are not part of any equity compensation plan, but excluding any shares of Common Stock issued under the Plan and/or the Legacy Plan and any shares of Common Stock subject to outstanding Awards granted under this Plan and/or options granted under the Legacy Plan.

2.21 “Incentive Bonus Award” means an Award granted under Section 12 of the Plan.

2.22 “Incentive Stock Option” means a Stock Option granted under Section 6 hereof that is intended to meet the requirements of Section 422 of the Code and the regulations promulgated thereunder.

2.23 “Legacy Plan” means the Del Mar Pharmaceuticals (BC) Ltd. Amended and Restated Stock Option Plan.

2.24 “Nonqualified Stock Option” means a Stock Option granted under Section 6 hereof that is not an Incentive Stock Option.

2.25 “Other Cash-Based Award” means a contractual right granted to an Eligible Person under Section 13 hereof entitling such Eligible Person to receive a cash payment at such times, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

2.26 “Other Stock-Based Award” means a contractual right granted to an Eligible Person under Section 13 representing a notional unit interest equal in value to a share of Common Stock to be paid and distributed at such times, and subject to such conditions as are set forth in the Plan and the applicable Award Agreement.

2.27 “Outside Director” means a director of the Board who is not an employee of the Company or a Subsidiary.

2.28 “Participant” means any Eligible Person who holds an outstanding Award under the Plan.

2.29 “Person” shall mean any individual, partnership, firm, trust, corporation, limited liability company or other similar entity. When two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of Common Stock, such partnership, limited partnership, syndicate or group shall be deemed a “Person”

2.30 “Performance Goals” shall mean performance goals established by the Committee as contingencies for the grant, exercise, vesting, distribution, payment and/or settlement, as applicable, of Awards.

2.31 “Performance Shares” means a contractual right granted to an Eligible Person under Section 10 hereof representing a notional unit interest equal in value to a share of Common Stock to be paid and distributed at such times, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

2.32 “Performance Unit” means a contractual right granted to an Eligible Person under Section 11 hereof representing a notional dollar interest as determined by the Committee to be paid and distributed at such times, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

2.33 “Plan” means this DelMar Pharmaceuticals, Inc. 2017 Omnibus Equity Incentive Plan, as amended and restated effective as of February 1, 2018, and as it may be further amended from time to time.

2.34 “Reporting Person” means an officer, director or greater than ten percent stockholder of the Company within the meaning of Rule 16a-2 under the Exchange Act, who is required to file reports pursuant to Rule 16a-3 under the Exchange Act.

2.35 “Restricted Stock Award” means a grant of shares of Common Stock to an Eligible Person under Section 8 hereof that are issued subject to such vesting and transfer restrictions and such other conditions as are set forth in the Plan and the applicable Award Agreement.

2.36 “Securities Act” means the Securities Act of 1933, as amended.

2.37 “Stock Appreciation Right” means a contractual right granted to an Eligible Person under Section 7 hereof entitling such Eligible Person to receive a payment, upon the exercise of such right, in such amount and at such time, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

2.38 “Stock Option” means a contractual right granted to an Eligible Person under Section 6 hereof to purchase shares of Common Stock at such time and price, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

2.39 “Stock Unit Award” means a contractual right granted to an Eligible Person under Section 9 hereof representing notional unit interests equal in value to a share of Common Stock to be paid and distributed at such times, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

2.40 “Subsidiary” means an entity (whether or not a corporation) that is wholly or majority owned or controlled, directly or indirectly, by the Company; provided, however, that with respect to Incentive Stock Options, the term “Subsidiary” shall include only an entity that qualifies under section 424(f) of the Code as a “subsidiary corporation” with respect to the Company.

3.	Administration

3.1 Committee Members. The Plan shall be administered by the Committee; provided that the entire Board may act in lieu of the Committee on any matter and the approval of the Board shall be required for the granting of or amendment to any Award, subject to Rule 16b-3 requirements referred to in Section 2.9 of the Plan or for enacting amendments to the Plan. If and to the extent permitted by Applicable Law, the Committee may authorize one or more Reporting Persons (or other officers) to make Awards to Eligible Persons who are not Reporting Persons (or other officers whom the Committee has specifically authorized to make Awards). Subject to Applicable Law and the restrictions set forth in the Plan, the Committee may delegate administrative functions to individuals who are Reporting Persons, officers, or employees of the Company or its Subsidiaries.

3.2 Committee Authority. The Committee shall function in its capacity to advise and make recommendations to the Board for approval in the granting of Awards, amending Awards, and enacting amendments to the Plan. In this capacity, the Committee shall have such powers and authority as may be necessary or appropriate for the Committee to carry out its functions as described in the Plan. Subject to the express limitations of the Plan, the Committee shall have authority in its discretion to determine, for recommendation to the Board, the Eligible Persons to whom, and the time or times at which, Awards may be granted, prescription for the number of shares, units or other rights subject to each Award, the exercise, base or purchase price of an Award (if any), the time or times at which an Award will become vested, exercisable or payable, the performance criteria, performance goals and other conditions of an Award, the duration of the Award, and all other terms of the Award. Subject to the terms of the Plan, the Committee shall recommend to the Board, amendments to the terms of an Award in any manner that is not inconsistent with the Plan (including without limitation to determine, add, cancel, waive, amend or otherwise alter any restrictions, terms or conditions of any Award, extend the post-termination exercisability period of any Stock Option and/or Stock Appreciation Right; provided that the Board shall not, without shareholder approval, reduce or reprice the exercise price of any Stock Option and/or Stock Appreciation Right that exceeds the Fair Market Value of a share of Common Stock on the date of such repricing; and provided further that no such action shall materially and adversely affect the rights of a Participant with respect to an outstanding Award without the Participant’s consent. The Committee shall recommend to the Board interpretations of the Plan, provided that the Board shall ultimately make all factual determinations under the Plan, and to make all other determinations necessary or advisable for Plan administration, including, without limitation, to correct any defect, to supply any omission or to reconcile any inconsistency in the Plan or any Award Agreement. The Committee shall make recommendations to prescribe, amend, and rescind rules and regulations relating to the Plan. The Committee’s recommendations under the Plan need not be uniform and may be made selectively among Participants and Eligible Persons, whether or not such persons are similarly situated. The Committee shall, in its discretion, consider and recommend such factors as it deems relevant in making its interpretations, determinations and actions under the Plan including, without limitation, the recommendations or advice of any officer or employee of the Company or such attorneys, consultants, accountants or other advisors as it may select. All interpretations, determinations, and actions by the Board shall be final, conclusive, and binding upon all parties.

3.3 No Liability; Indemnification. Neither the Board nor any Committee member, nor any Person acting at the direction of the Board or the Committee, shall be liable for any act, omission, interpretation, construction or determination made in good faith with respect to the Plan or any Award or Award Agreement. The Company and its Subsidiaries shall pay or reimburse any member of the Committee, as well as any other Person who takes action on behalf of the Plan, for all reasonable expenses incurred with respect to the Plan, and to the full extent allowable under Applicable Law shall indemnify each and every one of them for any claims, liabilities, and costs (including reasonable attorney’s fees) arising out of their good faith performance of duties on behalf of the Company with respect to the Plan. The Company and its Subsidiaries may, but shall not be required to, obtain liability insurance for this purpose.

4.	Shares Subject to the Plan

4.1 Plan Share Limitation.

(a) Subject to adjustment pursuant to Section 4.3 and any other applicable provisions hereof, the maximum aggregate number of shares of Common Stock which may be issued under all Awards granted to Participants under the Plan shall be 7,800,000 shares; provided, however, that such number shall be reduced by the number of shares of Common Stock issued under the Legacy Plan and/or subject to outstanding grants of options under the Legacy Plan (that is, which have not been forfeited or that have expired without having been exercised). All 7,800,000 of such shares initially available pursuant to this Section 4.1(a) may, but need not, be issued in respect of Incentive Stock Options.

(b) Shares of Common Stock issued under the Plan may be either authorized but unissued shares or shares held in the Company’s treasury. To the extent that any Award payable in shares of Common Stock is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made thereunder, the shares of Common Stock covered thereby will no longer be counted against the foregoing maximum share limitations and may again be made subject to Awards under the Plan pursuant to such limitations. Shares of Common Stock that otherwise would have been issued upon the exercise of a Stock Option or in payment with respect to any other form of Award, that are surrendered in payment or partial payment of the exercise price thereof and/or taxes withheld with respect to the exercise thereof or the making of such payment, will no longer be counted against the foregoing maximum share limitations and may again be made subject to Awards under the Plan pursuant to such limitations.

4.2 Individual Participant Limitations. Subject to adjustment as provided in Section 4.3, the number of shares of Common Stock with respect to which Awards may be granted to any one Eligible Person under the Plan during any calendar year shall not exceed eight percent (8%) of the Company’s outstanding shares of Common Stock determined on a Fully Diluted basis as of the Date of Grant.

4.3 Adjustments. If there shall occur any change with respect to the outstanding shares of Common Stock by reason of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split, or other distribution with respect to the shares of Common Stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change, or any other change affecting the Common Stock, the Committee shall, in the manner and to the extent that it deems appropriate and equitable to the Participants and consistent with the terms of the Plan, cause an adjustment to be made in (i) the maximum numbers and kind of shares provided in Section 4.1 hereof, (ii) the numbers and kind of shares of Common Stock, units, or other rights subject to then outstanding Awards, (iii) the price for each share or unit or other right subject to then outstanding Awards, (iv) the performance measures or goals relating to the vesting of an Award, and (v) any other terms of an Award that are affected by the event to prevent dilution or enlargement of a Participant’s rights under an Award. Notwithstanding the foregoing, in the case of Incentive Stock Options, any such adjustments shall, to the extent practicable, be made in a manner consistent with the requirements of Section 424(a) of the Code.

5.	Participation and Awards

5.1 Designation of Participants. All Eligible Persons are eligible to be designated by the Committee to receive Awards and become Participants under the Plan. The Committee has the authority, in its discretion, to recommend to the Board and designate from time to time those Eligible Persons who are to be granted Awards, the types of Awards to be granted and the number of shares of Common Stock or units subject to Awards granted by the Board under the Plan. In selecting Eligible Persons to be Participants and in determining the type and amount of Awards to be granted by the Board under the Plan, the Committee shall consider any and all factors that it deems relevant or appropriate.

5.2 Determination of Awards. The Committee shall recommend to the Board the terms and conditions of all Awards granted to Participants in accordance with its authority under Section 3.2 hereof. An Award may consist of one type of right or benefit hereunder or of two or more such rights or benefits granted in tandem or in the alternative. To the extent deemed appropriate by the Committee, an Award shall be evidenced by an Award Agreement as described in Section 15.1 hereof.

6.	Stock Options

6.1 Grant of Stock Option. A Stock Option may be granted to any Eligible Person selected by the Committee. Subject to the provisions of Section 6.6 hereof and Section 422 of the Code, each Stock Option shall be designated, in the discretion of the Committee, as an Incentive Stock Option or as a Nonqualified Stock Option.

6.2 Exercise Price. The exercise price per share of a Stock Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the Date of Grant, subject to adjustments as provided for under Section 4.3, provided that the Committee may in its discretion specify for any Stock Option an exercise price per share that is higher than the Fair Market Value on the Date of Grant.

6.3 Vesting of Stock Options. The Committee shall in its discretion prescribe the time or times at which, or the conditions upon which, a Stock Option or portion thereof shall become vested and/or exercisable; provided, that, except for accelerated vesting in the event of a Participant’s death, disability, pursuant to the terms of an employment agreement with a Participant or in connection with a Change in Control, no Stock Option shall provide for vesting or exercise earlier than one year after the Date of Grant. The requirements for vesting and exercisability of a Stock Option may be based on the Continuous Service of the Participant for a specified time period (or periods) and/or on the attainment of a specified performance goal (or goals) established by the Committee in its discretion. The Committee in its sole discretion may allow a Participant to exercise unvested Nonqualified Stock Options, in which case the shares of Common Stock then issued shall be Restricted Stock having analogous vesting restrictions to the unvested Nonqualified Stock Options.

6.4 Term of Stock Options. The Committee shall in its discretion prescribe in an Award Agreement the period during which a vested Stock Option may be exercised, provided that the maximum term of a Stock Option shall be ten (10) years from the Date of Grant. A Stock Option may be earlier terminated as specified by the Committee and set forth in an Award Agreement upon or following the termination of a Participant’s Continuous Service for any reason, including by reason of voluntary resignation, death, Disability, termination for Cause or any other reason. Except as otherwise provided in this Section 6 or in an Award Agreement as such agreement may be amended from time to time upon authorization of the Committee, no Stock Option may be exercised at any time during the term thereof unless the Participant is then in Continuous Service. Notwithstanding the foregoing, unless an Award Agreement provides otherwise:

(a) If a Participant’s Continuous Service terminates by reason of his or her death, any Stock Option held by such Participant may, to the extent then exercisable, be exercised by such Participant’s estate or any Person who acquires the right to exercise such Stock Option by bequest or inheritance at any time in accordance with its terms for up to one year after the date of such Participant’s death (but in no event after the earlier of the expiration of the term of such Stock Option or such time as the Stock Option is otherwise canceled or terminated in accordance with its terms). Upon expiration of such one-year period, no portion of the Stock Option held by such Participant shall be exercisable and the Stock Option shall be deemed to be canceled, forfeited and of no further force or effect.

(b) If a Participant’s Continuous Service terminates by reason of his or her Disability, any Stock Option held by such Participant may, to the extent then exercisable, be exercised by the Participant or his or her personal representative at any time in accordance with its terms for up to one year after the date of such Participant’s termination of Continuous Service (but in no event after the earlier of the expiration of the term of such Stock Option or such time as the Stock Option is otherwise canceled or terminated in accordance with its terms). Upon expiration of such one-year period, no portion of the Stock Option held by such Participant shall be exercisable and the Stock Option shall be deemed to be canceled, forfeited and of no further force or effect.

(c) If a Participant’s Continuous Service terminates for any reason other than death, Disability or Cause, any Stock Option held by such Participant may, to the extent then exercisable, be exercised by the Participant up until ninety (90) days following such termination of Continuous Service (but in no event after the earlier of the expiration of the term of such Stock Option or such time as the Stock Option is otherwise canceled or terminated in accordance with its terms). Upon expiration of such 90-day period, no portion of the Stock Option held by such Participant shall be exercisable and the Stock Option shall be deemed to be canceled, forfeited and of no further force or effect.

(d) To the extent that a Stock Option of a Participant whose Continuous Service terminates is not exercisable, such Stock Option shall be deemed forfeited and canceled on the ninetieth (90th) day after such termination of Continuous Service or at such earlier time as the Committee may determine.

6.5 Stock Option Exercise. Subject to such terms and conditions as shall be specified in an Award Agreement, a Stock Option may be exercised in whole or in part at any time during the term thereof by notice in the form required by the Company, and payment of the aggregate exercise price by certified or bank check, or such other means as the Committee may accept. As set forth in an Award Agreement or otherwise determined by the Committee, in its sole discretion, at or after grant, payment in full or in part of the exercise price of an Option may be made: (i) in the form of shares of Common Stock that have been held by the Participant for such period as the Committee may deem appropriate for accounting purposes or otherwise, valued at the Fair Market Value of such shares on the date of exercise; (ii) by surrendering to the Company shares of Common Stock otherwise receivable on exercise of the Option; (iii) by a cashless exercise program implemented by the Committee in connection with the Plan; and/or (iv) by such other method as may be approved by the Committee and set forth in an Award Agreement (provided that such method does not involve the Company providing a loan or other extension of credit to the Participant. Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment of the exercise price and satisfaction of any applicable tax withholding pursuant to Section 16.5, the Company shall deliver to the Participant evidence of book entry shares of Common Stock, or upon the Participant’s request, Common Stock certificates in an appropriate amount based upon the number of shares of Common Stock purchased under the Option. Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars or shares of Common Stock, as applicable.

6.6 Additional Rules for Incentive Stock Options.

(a) Eligibility. An Incentive Stock Option may only be granted to an Eligible Person who is considered an employee under Treasury Regulation §1.421-1(h) of the Company or any Subsidiary.

(b) Annual Limits. No Incentive Stock Option shall be granted to an Eligible Person as a result of which the aggregate Fair Market Value (determined as of the Date of Grant) of the stock with respect to which Incentive Stock Options are exercisable for the first time in any calendar year under the Plan and any other stock option plans of the Company or any Subsidiary would exceed $100,000, determined in accordance with Section 422(d) of the Code. This limitation shall be applied by taking Incentive Stock Options into account in the order in which granted.

(c) Ten Percent Stockholders. If a Stock Option granted under the Plan is intended to be an Incentive Stock Option, and if the Participant, at the time of grant, owns stock possessing ten percent (10%) or more of the total combined voting power of all classes of Common Stock of the Company or any Subsidiary, then (i) the Stock Option exercise price per share shall in no event be less than 110% of the Fair Market Value of the Common Stock on the date of such grant and (ii) such Stock Option shall not be exercisable after the expiration of five (5) years following the date such Stock Option is granted.

(d) Termination of Employment. An Award of an Incentive Stock Option shall provide that such Stock Option may be exercised not later than three (3) months following termination of employment of the Participant with the Company and all Subsidiaries, or not later than one (1) year following death or a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as and to the extent determined by the Committee to be necessary to comply with the requirements of Section 422 of the Code.

(e) Disqualifying Dispositions. If shares of Common Stock acquired by exercise of an Incentive Stock Option are disposed of within two (2) years following the Date of Grant or one (1) year following the transfer of such shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Company may reasonably require.

7.	Stock Appreciation Rights

7.1 Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any Eligible Person selected by the Committee. Stock Appreciation Rights may be granted on a basis that allows for the exercise of the right by the Participant or that provides for the automatic payment of the right upon a specified date or event.

7.2 Base Price. The base price of a Stock Appreciation Right shall be determined by the Committee in its sole discretion; provided, however, that the base price for any grant of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a share of Common Stock on the Date of Grant, subject to adjustments as provided for under Section 4.3.

7.3 Vesting Stock Appreciation Rights. The Committee shall in its discretion prescribe the time or times at which, or the conditions upon which, a Stock Appreciation Right or portion thereof shall become vested and/or exercisable; provided, that, except for accelerated vesting in the event of a Participant’s death, disability, pursuant to the terms of an employment agreement with a Participant or in connection with a Change in Control, no Stock Appreciation Right shall provide for vesting or exercise earlier than one year after the Date of Grant. The requirements for vesting and exercisability of a Stock Appreciation Right may be based on the Continuous Service of a Participant for a specified time period (or periods) or on the attainment of a specified performance goal (or goals) established by the Committee in its discretion. The Committee in its sole discretion may allow a Participant to exercise unvested Stock Appreciation Rights payable in shares of Common Stock, in which case the shares of Common Stock then issued shall be Restricted Stock having analogous vesting restrictions to the unvested Stock Appreciation Rights.

7.4 Term of Stock Appreciation Rights. The Committee shall in its discretion prescribe in an Award Agreement the period during which a vested Stock Appreciation Right may be exercised, provided that the maximum term of a Stock Appreciation Right shall be ten (10) years from the Date of Grant. A Stock Appreciation Right may be earlier terminated as specified by the Committee and set forth in an Award Agreement upon or following the termination of a Participant’s Continuous Service for any reason, including by reason of voluntary resignation, death, Disability, termination for Cause or any other reason. Except as otherwise provided in this Section 7 or in an Award Agreement as such agreement may be amended from time to time upon authorization of the Committee, no Stock Appreciation Right may be exercised at any time during the term thereof unless the Participant is then in Continuous Service.

7.5 Payment of Stock Appreciation Rights. Subject to such terms and conditions as shall be specified in an Award Agreement, a vested Stock Appreciation Right may be exercised in whole or in part at any time during the term thereof by notice in the form required by the Company and payment of any exercise price. Upon the exercise of a Stock Appreciation Right and payment of any applicable exercise price, a Participant shall be entitled to receive an amount determined by multiplying: (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the Stock Appreciation Right over the base price of such Stock Appreciation Right, by (ii) the number of shares as to which such Stock Appreciation Right is exercised. Payment of the amount determined under the immediately preceding sentence may be made, as approved by the Committee and set forth in the Award Agreement, in shares of Common Stock valued at their Fair Market Value on the date of exercise, in cash, or in a combination of shares of Common Stock and cash, subject to applicable tax withholding requirements set forth in Section 16.5. If Stock Appreciation Rights are settled in shares of Common Stock, then as soon as practicable following the date of settlement the Company shall deliver to the Participant evidence of book entry shares of Common Stock, or upon the Participant’s request, Common Stock certificates in an appropriate amount.

8.	Restricted Stock Awards

8.1 Grant of Restricted Stock Awards. A Restricted Stock Award may be granted to any Eligible Person selected by the Committee. The Committee may require the payment by the Participant of a specified purchase price in connection with any Restricted Stock Award. The Committee may provide in an Award Agreement for the payment of dividends and distributions to the Participant at the times of vesting or other payment of the Restricted Stock Award. If any dividends or distributions are paid in stock while a Restricted Stock Award is subject to restrictions under Section 8.3 of the Plan, the dividends or other distributions shares shall be subject to the same restrictions on transferability as the shares of Common Stock to which they were paid unless otherwise set forth in the Award Agreement. The Committee may also subject the grant of any Restricted Stock Award to the execution of a voting agreement with the Company or with any Affiliate of the Company.

8.2 Vesting Requirements. The restrictions imposed on shares of Common Stock granted under a Restricted Stock Award shall lapse in accordance with the vesting requirements specified by the Committee in the Award Agreement; provided, that, except for accelerated vesting in the event of a Participant’s death, disability, pursuant to the terms of an employment agreement with a Participant or in connection with a Change in Control, no Restricted Stock Award shall provide for vesting earlier than one year after the Date of Grant. Upon vesting of a Restricted Stock Award, such Award shall be subject to the tax withholding requirement set forth in Section 16.5. The requirements for vesting of a Restricted Stock Award may be based on the Continuous Service of the Participant for a specified time period (or periods) or on the attainment of a specified performance goal (or goals) established by the Committee in its discretion. If the vesting requirements of a Restricted Stock Award shall not be satisfied, the Award shall be forfeited and the shares of Common Stock subject to the Award shall be returned to the Company. In the event that the Participant paid any purchase price with respect to such forfeited shares, unless otherwise provided by the Committee in an Award Agreement, the Company will refund to the Participant the lesser of (i) such purchase price and (ii) the Fair Market Value of such shares on the date of forfeiture.

8.3 Restrictions. Shares granted under any Restricted Stock Award may not be transferred, assigned or subject to any encumbrance, pledge, or charge until all applicable restrictions are removed or have expired, unless otherwise allowed by the Committee. The Committee may require in an Award Agreement that certificates representing the shares granted under a Restricted Stock Award bear a legend making appropriate reference to the restrictions imposed, and that certificates representing the shares granted or sold under a Restricted Stock Award will remain in the physical custody of an escrow holder until all restrictions are removed or have expired.

8.4 Rights as Stockholder. Subject to the foregoing provisions of this Section 8 and the applicable Award Agreement, the Participant to whom a Restricted Stock Award is made shall have all rights of a stockholder with respect to the shares granted to the Participant under the Restricted Stock Award, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto (subject to Section 8.1), unless the Committee determines otherwise at the time the Restricted Stock Award is granted.

8.5 Section 83(b) Election. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Stock Award, the Participant shall file, within 30 days following the Date of Grant, a copy of such election with the Company (directed to the Secretary thereof) and with the Internal Revenue Service, in accordance with the regulations under Section 83 of the Code. The Committee may provide in an Award Agreement that the Restricted Stock Award is conditioned upon the Participant’s making or refraining from making an election with respect to the Award under Section 83(b) of the Code.

9.	Stock Unit Awards

9.1 Grant of Stock Unit Awards. A Stock Unit Award may be granted to any Eligible Person selected by the Committee. The value of each stock unit under a Stock Unit Award is equal to the Fair Market Value of the Common Stock on the applicable date or time period of determination, as specified by the Committee. A Stock

Unit Award shall be subject to such restrictions and conditions as the Committee shall determine. A Stock Unit Award may be granted together with a dividend equivalent right with respect to the shares of Common Stock subject to the Award. If granted, the dividend equivalent amounts shall be accumulated and be payable subject to the same vesting conditions as the Stock Units to which they relate.

9.2 Vesting of Stock Unit Awards. On the Date of Grant, the Committee shall, in its discretion, determine any vesting requirements with respect to a Stock Unit Award, which shall be set forth in the Award Agreement; provided, that, except for accelerated vesting in the event of a Participant’s death, disability, pursuant to the terms of an employment agreement with a Participant or in connection with a Change in Control, no Stock Unit Award shall provide for vesting earlier than one year after the Date of Grant. The requirements for vesting of a Stock Unit Award may be based on the Continuous Service of the Participant for a specified time period (or periods) or on the attainment of a specified performance goal (or goals) established by the Committee in its discretion. A Stock Unit Award may be granted with a deferred payment date if permitted by the Committee.

9.3 Payment of Stock Unit Awards. A Stock Unit Award shall become payable to a Participant at the time or times determined by the Committee and set forth in the Award Agreement, which may be upon or following the vesting of the Award. Payment of a Stock Unit Award may be made, at the discretion of the Committee, in cash or in shares of Common Stock, or in a combination thereof as described in the Award Agreement, subject to applicable tax withholding requirements set forth in Section 16.5. Any cash payment of a Stock Unit Award shall be made based upon the Fair Market Value of the Common Stock, determined on such date or over such time period as determined by the Committee. Notwithstanding the foregoing, unless specified otherwise in the Award Agreement, any Stock Unit, whether settled in Common Stock or cash, shall be paid no later than two and one-half months after the later of the calendar year or fiscal year in which the Stock Units vest. If Stock Unit Awards are settled in shares of Common Stock, then as soon as practicable following the date of settlement, the Company shall deliver to the Participant evidence of book entry shares of Common Stock, or upon the Participant’s request, Common Stock certificates in an appropriate amount.

10.	Performance Shares

10.1 Grant of Performance Shares. Performance Shares may be granted to any Eligible Person selected by the Committee. A Performance Share Award shall be subject to such restrictions and condition as the Committee shall specify; provided, that, except for accelerated vesting in the event of a Participant’s death, disability, pursuant to the terms of an employment agreement with a Participant or in connection with a Change in Control, no Performance Share Award shall provide for vesting earlier than one year after the Date of Grant. A Performance Share Award may be granted with a dividend equivalent right with respect to the shares of Common Stock subject to the Award. If granted, the dividend equivalent amounts shall be accumulated and be payable subject to the same vesting conditions as the Performance Shares to which they relate.

10.2 Value of Performance Shares. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Date of Grant. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met over a specified time period, shall determine the number of Performance Shares that shall be paid to a Participant.

10.3 Earning of Performance Shares. After the applicable time period has ended, the number of Performance Shares earned by the Participant over such time period shall be determined as a function of the extent to which the applicable corresponding performance goals have been achieved. This determination shall be made solely by the Committee.

10.4 Form and Timing of Payment of Performance Shares. The Committee shall pay at the close of the applicable Performance Period, or as soon as practicable thereafter, any earned Performance Shares in the form of cash or in shares of Common Stock or in a combination thereof, as specified in a Participant’s Award

Agreement, subject to applicable tax withholding requirements set forth in Section 16.5. Notwithstanding the foregoing, unless specified otherwise in the Award Agreement, all Performance Shares shall be paid no later than two and one-half months following the later of the calendar year or fiscal year in which such Performance Shares vest. Any shares of Common Stock paid to a Participant under this Section 10.4 may be subject to any restrictions deemed appropriate by the Committee. If Performance Shares are settled in shares of Common Stock, then as soon as practicable following the date of settlement the Company shall deliver to the Participant evidence of book entry shares of Common Stock, or upon the Participant’s request, Common Stock certificates in an appropriate amount.

11.	Performance Units

11.1 Grant of Performance Units. Performance Units may be granted to any Eligible Person selected by the Committee. A Performance Unit Award shall be subject to such restrictions and condition as the Committee shall specify in a Participant’s Award Agreement; provided, that, except for accelerated vesting in the event of a Participant’s death, disability, pursuant to the terms of an employment agreement with a Participant or in connection with a Change in Control, no Performance Unit Award shall provide for vesting earlier than one year after the Date of Grant.

11.2 Value of Performance Units. Each Performance Unit shall have an initial notional value equal to a dollar amount determined by the Committee, in its sole discretion. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met over a specified time period, will determine the number of Performance Units that shall be settled and paid to the Participant.

11.3 Earning of Performance Units. After the applicable time period has ended, the number of Performance Units earned by the Participant, and the amount payable in cash, in shares or in a combination thereof, over such time period shall be determined as a function of the extent to which the applicable corresponding performance goals have been achieved. This determination shall be made solely by the Committee.

11.4 Form and Timing of Payment of Performance Units. The Committee shall pay at the close of the applicable Performance Period, or as soon as practicable thereafter, any earned Performance Units in the form of cash or in shares of Common Stock or in a combination thereof, as specified in a Participant’s Award Agreement, subject to applicable tax withholding requirements set forth in Section 16.5. Notwithstanding the foregoing, unless specified otherwise in the Award Agreement, all Performance Units shall be paid no later than two and one-half months following the later of the calendar year or fiscal year in which such Performance Units vest. Any shares of Common Stock paid to a Participant under this Section 11.4 may be subject to any restrictions deemed appropriate by the Committee. If Performance Units are settled in shares of Common Stock, then as soon as practicable following the date of settlement the Company shall deliver to the Participant evidence of book entry shares of Common Stock, or upon the Participant’s request, Common Stock certificates in an appropriate amount.

12.	Incentive Bonus Awards

12.1 Incentive Bonus Awards. The Committee, at its discretion, may grant Incentive Bonus Awards to such Participants as it may designate from time to time. The terms of a Participant’s Incentive Bonus Award shall be set forth in the Participant’s Award Agreement. Each Award Agreement shall specify such general terms and conditions as the Committee shall determine.

12.2 Incentive Bonus Award Performance Criteria. The determination of Incentive Bonus Awards for a given year or years may be based upon the attainment of specified levels of Company or Subsidiary performance as measured by pre-established, objective performance criteria determined at the discretion of the Committee. The Committee shall (i) select those Participants who shall be eligible to receive an Incentive Bonus Award, (ii) determine the performance period, (iii) determine target levels of performance, and (iv) determine the level of

Incentive Bonus Award to be paid to each selected Participant upon the achievement of each performance level. The Committee generally shall make the foregoing determinations prior to the commencement of services to which an Incentive Bonus Award relates, to the extent applicable, and while the outcome of the performance goals and targets is uncertain.

12.3 Payment of Incentive Bonus Awards.

(a) Incentive Bonus Awards shall be paid in cash or Common Stock, as set forth in a Participant’s Award Agreement. Payments shall be made following a determination by the Committee that the performance targets were attained and shall be made within two and one-half months after the later of the end of the fiscal or calendar year in which the Incentive Award is no longer subject to a substantial risk of forfeiture.

(b) The amount of an Incentive Bonus Award to be paid upon the attainment of each targeted level of performance shall equal a percentage of a Participant’s base salary for the fiscal year, a fixed dollar amount, or such other formula, as determined by the Committee.

13.	Other Cash-Based Awards and Other Stock-Based Awards

13.1 Other Cash-Based and Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual shares of Common Stock to a Participant, or payment in cash or otherwise of amounts based on the value of shares of Common Stock. In addition, the Committee, at any time and from time to time, may grant Other Cash-Based Awards to a Participant in such amounts and upon such terms as the Committee shall determine, in its sole discretion.

13.2 Value of Cash-Based Awards and Other Stock-Based Awards. Each Other Stock-Based Award shall be expressed in terms of shares of Common Stock or units based on shares of Common Stock, as determined by the Committee, in its sole discretion. Each Other Cash-Based Award shall specify a payment amount or payment range as determined by the Committee, in its sole discretion. If the Committee exercises its discretion to establish performance goals, the value of Other Cash-Based Awards that shall be paid to the Participant will depend on the extent to which such performance goals are met.

13.3 Payment of Cash-Based Awards and Other Stock-Based Awards. Payment, if any, with respect to Other Cash-Based Awards and Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or shares of Common Stock as the Committee determines.

14.	Change in Control

14.1 Effect of Change in Control.

(a) The Committee may, at the time of the grant of an Award and as set forth in an Award Agreement, provide for the effect of a “Change in Control” on an Award. Such provisions may include any one or more of the following (unless the Award is continued after the Change in Control on substantially the same terms as in effect before the Change in Control or on such other terms as are agreed to by the Company and the acquirer): (i) the acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from any Award, (ii) the elimination or modification of performance or other conditions related to the payment or other rights under an Award, (iii) provision for the cash settlement of an Award for an equivalent cash value, as determined by the Committee, or (iv) such other modification or adjustment to an Award as the Committee deems appropriate to maintain and protect the rights and interests of Participants upon or following a Change in Control. To the extent necessary for compliance with Section 409A of the Code, an Award Agreement shall provide that an Award subject to the requirements of Section 409A that would otherwise become payable upon a Change in Control shall only become payable to the extent that the requirements for a “change in control” for purposes of Section 409A have been satisfied.

(b) Notwithstanding anything to the contrary set forth in the Plan, unless otherwise provided by an Award Agreement, upon or in anticipation of any Change in Control, the Committee may, in its sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change in Control (unless the Award is continued after the Change in Control on substantially the same terms as in effect before the Change in Control or on such other terms as are agreed to by the Company and the acquirer): (i) cause any or all outstanding Stock Options and/or Stock Appreciation Rights held by Participants affected by the Change in Control to become vested and immediately exercisable, in whole or in part; (ii) cause restrictions and/or vesting conditions with respect to any or all outstanding Restricted Stock, Stock Units, Performance Shares, Performance Units, Incentive Bonus Award and any other Award held by a Participant affected by the Change in Control to lapse, in whole or in part; (iii) cancel any Stock Option or Stock Appreciation Right in exchange for a substitute option in a manner consistent with the requirements of Treasury Regulation. §1.424-1(a) or §1.409A-1(b)(5)(v)(D), as applicable (notwithstanding the fact that the original Stock Option may never have been intended to satisfy the requirements for treatment as an Incentive Stock Option); (iv) cancel any Restricted Stock, Stock Units, Performance Shares or Performance Units held by a Participant in exchange for restricted stock or performance shares of or stock or performance units in respect of the capital stock of any successor corporation; (v) terminate any Award in exchange for an amount of cash and/or property equal to the amount, if any, that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the Change in Control (the “Change in Control Consideration”); provided, however that if the Change in Control Consideration with respect to any Option or Stock Appreciation Right does not exceed the exercise price of such Option or Stock Appreciation Right, the Committee may cancel the Option or Stock Appreciation Right without payment of any consideration therefor. Any such Change in Control Consideration may be subject to any escrow, indemnification and similar obligations, contingencies and encumbrances applicable in connection with the Change in Control to holders of Common Stock. Without limitation of the foregoing, if as of the date of the occurrence of the Change in Control the Committee determines that no amount would have been attained upon the realization of the Participant’s rights, then such Award may be terminated by the Company without payment. The Committee may cause the Change in Control Consideration to be subject to vesting conditions (whether or not the same as the vesting conditions applicable to the Award prior to the Change in Control) and/or make such other modifications, adjustments or amendments to outstanding Awards or this Plan as the Committee deems necessary or appropriate.

(c) The Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same or similar post-closing purchase price adjustments, escrow terms, offset rights, holdback terms and similar conditions as the other holders of Common Stock; and (iii) execute and deliver such documents and instruments as the Committee may reasonably require for the Participant to be bound by such obligations. The Committee will endeavor to take action under this Section 14 in a manner that does not cause a violation of Section 409A of the Code with respect to an Award.

15.	General Provisions

15.1 Award Agreement. To the extent deemed necessary by the Committee, an Award under the Plan shall be evidenced by an Award Agreement in a written or electronic form approved by the Committee setting forth the number of shares of Common Stock or units subject to the Award, the exercise price, base price, or purchase price of the Award, the time or times at which an Award will become vested, exercisable or payable and the term of the Award. The Award Agreement may also set forth the effect on an Award of termination of Continuous Service under certain circumstances. The Award Agreement shall be subject to and incorporate, by reference or otherwise, all of the applicable terms and conditions of the Plan, and may also set forth other terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of the Plan.

Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the Award Agreement.

15.2 Forfeiture Events/Representations. The Committee may specify in an Award Agreement at the time of the Award that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of Continuous Service for Cause, violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company. The Committee may also specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be conditioned upon the Participant making a representation regarding compliance with noncompetition, confidentiality or other restrictive covenants that may apply to the Participant and providing that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment on account of a breach of such representation. Notwithstanding the foregoing, the confidentiality restrictions set forth in an Award Agreement shall not, and shall not be interpreted to, impair a Participant from exercising any legally protected whistleblower rights (including under Rule 21 of the Exchange Act). In addition and without limitation of the foregoing, any amounts paid hereunder shall be subject to recoupment in accordance with The Dodd–Frank Wall Street Reform and Consumer Protection Act and any implementing regulations thereunder, any “clawback” policy adopted by the Company or as is otherwise required by applicable law or stock exchange listing condition.

15.3 No Assignment or Transfer; Beneficiaries.

(a) Awards under the Plan shall not be assignable or transferable by the Participant, except by will or by the laws of descent and distribution, and shall not be subject in any manner to assignment, alienation, pledge, encumbrance or charge. Notwithstanding the foregoing, the Committee may provide in an Award Agreement that the Participant shall have the right to designate a beneficiary or beneficiaries who shall be entitled to any rights, payments or other benefits specified under an Award following the Participant’s death. During the lifetime of a Participant, an Award shall be exercised only by such Participant or such Participant’s guardian or legal representative. In the event of a Participant’s death, an Award may, to the extent permitted by the Award Agreement, be exercised by the Participant’s beneficiary as designated by the Participant in the manner prescribed by the Committee or, in the absence of an authorized beneficiary designation, by the legatee of such Award under the Participant’s will or by the Participant’s estate in accordance with the Participant’s will or the laws of descent and distribution, in each case in the same manner and to the same extent that such Award was exercisable by the Participant on the date of the Participant’s death.

(b) Limited Transferability Rights. Notwithstanding anything else in this Section 15.3 to the contrary, the Committee may in its discretion provide in an Award Agreement that an Award in the form of a Nonqualified Stock Option, share-settled Stock Appreciation Right, Restricted Stock, Performance Share or share-settled Other Stock-Based Award may be transferred, on such terms and conditions as the Committee deems appropriate, either (i) by instrument to the Participant’s “Immediate Family” (as defined below), (ii) by instrument to an inter vivos or testamentary trust (or other entity) in which the Award is to be passed to the Participant’s designated beneficiaries, or (iii) by gift to charitable institutions. Any transferee of the Participant’s rights shall succeed and be subject to all of the terms of the applicable Award Agreement and the Plan. “Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

15.4 Rights as Stockholder. A Participant shall have no rights as a holder of shares of Common Stock with respect to any unissued shares of Common Stock covered by an Award until the date the Participant becomes the holder of record of such securities. Except as provided in Section 4.3 hereof, no adjustment or other provision shall be made for dividends or other stockholder rights, except to the extent that the Award Agreement provides for dividend payments or dividend equivalent rights.

15.5 Employment or Continuous Service. Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Eligible Person or Participant any right to continue in Continuous Service, or interfere in any way with the right of the Company or any of its Subsidiaries to terminate the employment or other service relationship of an Eligible Person or Participant for any reason at any time.

15.6 Fractional Shares. In the case of any fractional share or unit resulting from the grant, vesting, payment or crediting of stock dividends under an Award, the Committee shall have the discretionary authority to (i) disregard such fractional share or unit, or (ii) round such fractional share or unit to the nearest lower or higher whole share or unit.

15.7 Other Compensation and Benefit Plans. The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which a Participant is entitled under any other compensation or benefit plan or program of the Company or any Subsidiary, including, without limitation, under any bonus, pension, profit-sharing, life insurance, salary continuation or severance benefits plan, except to the extent specifically provided by the terms of any such plan.

15.8 Plan Binding on Transferees. The Plan shall be binding upon the Company, its transferees and assigns, and the Participant, the Participant’s executor, administrator and permitted transferees and beneficiaries. In addition, all obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

15.9 Foreign Jurisdictions. The Committee may adopt, amend and terminate such arrangements and grant such Awards, not inconsistent with the intent of the Plan, as it may deem necessary or desirable to comply with any tax, securities, regulatory or other laws of other jurisdictions with respect to Awards that may be subject to such laws. The terms and conditions of such Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of the Plan, not inconsistent with the intent of the Plan, as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of the Plan as in effect for any other purpose.

15.10 No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising an Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

15.11 Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board or Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

15.12 Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of the Participant’s services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (i) make a corresponding reduction in the number of shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

15.13 Substitute Awards in Corporate Transactions. Nothing contained in the Plan shall be construed to limit the right of the Committee to grant Awards under the Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity. Without limiting the foregoing, the Committee may grant Awards under the Plan to an employee or director of another corporation who becomes an Eligible Person by reason of any such corporate transaction in substitution for awards previously granted by such corporation or entity to such person. The terms and conditions of the substitute Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. Any shares of Common Stock subject to these substitute Awards shall not be counted against any of the maximum share limitations set forth in the Plan.

16.	Legal Compliance

16.1 Securities Laws. No shares of Common Stock will be issued or transferred pursuant to an Award unless and until all then applicable requirements imposed by Federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any exchanges upon which the shares of Common Stock may be listed, have been fully met. As a condition precedent to the issuance of shares pursuant to the grant or exercise of an Award, the Company may require the Participant to take any reasonable action to meet such requirements. The Committee may impose such conditions on any shares of Common Stock issuable under the Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act, as amended, under the requirements of any exchange upon which such shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares. The Committee may also require the Participant to represent and warrant at the time of issuance or transfer that the shares of Common Stock are being acquired only for investment purposes and without any current intention to sell or distribute such shares. All Common Stock issued pursuant to the terms of this Plan shall constitute “restricted securities,” as that term is defined in Rule 144 promulgated pursuant to the Securities Act, and may not be transferred except in compliance herewith and with the registration requirements of the Securities Act or an exemption therefrom. Certificates representing Common Stock acquired pursuant to an Award may bear such legend as the Company may consider appropriate under the circumstances. If an Award is made to an Eligible Person who is subject to Chinese jurisdiction, and approval of the Award by China’s State Administration of Foreign Exchange is needed, the Award may be converted to cash or other equivalent amount if and to the extent that such approval is not obtained.

16.2 Incentive Arrangement. The Plan is designed to provide an on-going, pecuniary incentive for Participants to produce their best efforts to increase the value of the Company. The Plan is not intended to provide retirement income or to defer the receipt of payments hereunder to the termination of a Participant’s employment or beyond. The Plan is thus intended not to be a pension or welfare benefit plan that is subject to Employee Retirement Income Security Act of 1974 (“ERISA”), and shall be construed accordingly. All interpretations and determinations hereunder shall be made on a basis consistent with the Plan’s status as not an employee benefit plan subject to ERISA.

16.3 Unfunded Plan. The adoption of the Plan and any reservation of shares of Common Stock or cash amounts by the Company to discharge its obligations hereunder shall not be deemed to create a trust or other funded arrangement. Except upon the issuance of Common Stock pursuant to an Award, any rights of a Participant under the Plan shall be those of a general unsecured creditor of the Company, and neither a Participant nor the Participant’s permitted transferees or estate shall have any other interest in any assets of the Company by virtue of the Plan. Notwithstanding the foregoing, the Company shall have the right to implement or set aside funds in a grantor trust, subject to the claims of the Company’s creditors or otherwise, to discharge its obligations under the Plan.

16.4 Section 409A Compliance. To the extent applicable, it is intended that the Plan and all Awards hereunder comply with the requirements of Section 409A of the Code or an exemption thereto, and the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. Notwithstanding anything in the Plan or an Award Agreement to the contrary, in the event that any provision of the Plan or an Award Agreement is determined by the Committee, in its sole discretion, to not comply with the requirements of Section 409A of the Code or an exemption thereto, the Committee shall, in its sole discretion, have the authority to take such actions and to make such interpretations or changes to the Plan or an Award Agreement as the Committee deems necessary, regardless of whether such actions, interpretations, or changes shall adversely affect a Participant, subject to the limitations, if any, of applicable law. If an Award is subject to Section 409A of the Code, any payment made to a Participant who is a “specified employee” of the Company or any Subsidiary shall not be made before the date that is six months after the Participant’s “separation from service” to the extent required to avoid the adverse consequences of Section 409A of the Code. For purposes of this Section 16.4, the terms “separation from service” and “specified employee” shall have the meanings set forth in Section 409A of the Code. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on any Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

16.5 Tax Withholding.

(a) The Company shall have the power and the right to deduct or withhold, or require a participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, but in no event shall such deduction or withholding or remittance exceed the minimum statutory withholding requirements unless permitted by the Company and such additional withholding amount will not cause adverse accounting consequences and is permitted under Applicable Law.

(b) Subject to such terms and conditions as shall be specified in an Award Agreement, a Participant may, in order to fulfill the withholding obligation, (i) tender previously-acquired shares of Common Stock or have shares of stock withheld from the exercise, provided that the shares have an aggregate Fair Market Value sufficient to satisfy in whole or in part the applicable withholding taxes; and/or (ii) utilize the broker-assisted exercise procedure described in Section 6.5 may also be utilized to satisfy the withholding requirements related to the exercise of a Stock Option.

(c) Notwithstanding the foregoing, a Participant may not use shares of Common Stock to satisfy the withholding requirements to the extent that (i) there is a substantial likelihood that the use of such form of payment or the timing of such form of payment would subject the Participant to a substantial risk of liability under Section 16 of the Exchange Act; (ii) such withholding would constitute a violation of the provisions of any law or regulation (including the Sarbanes-Oxley Act of 2002), or (iii) such withholding would cause adverse accounting consequences for the Company.

16.6 No Guarantee of Tax Consequences. Neither the Company, the Board, the Committee nor any other Person make any commitment or guarantee that any federal, state, local or foreign tax treatment will apply or be available to any Participant or any other Person hereunder.

16.7 Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

16.8 Stock Certificates; Book Entry Form. Notwithstanding any provision of the Plan to the contrary, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, any obligation set forth in the Plan pertaining to the delivery or issuance of stock certificates evidencing shares of Common Stock may be satisfied by having issuance and/or ownership of such shares recorded on the books and records of the Company (or, as applicable, its transfer agent or stock plan administrator).

16.9 Governing Law. The Plan and all rights hereunder shall be subject to and interpreted in accordance with the laws of the State of Nevada, without reference to the principles of conflicts of laws, and to applicable Federal securities laws.

17.	Effective Date, Amendment and Termination

17.1 Effective Date. The effective date of the Plan shall be the date on which the Plan is approved by the requisite percentage of the holders of the Common Stock of the Company; provided, however, that Awards granted under the Plan subsequent to the approval of the Plan by the Board shall be valid if such stockholder approval occurs within one year of the date on which such Board approval occurs.

17.2 Amendment; Termination. The Board may suspend or terminate the Plan (or any portion thereof) at any time and may amend the Plan at any time and from time to time in such respects as the Board may deem advisable or in the best interests of the Company or any Subsidiary; provided, however, that (a) no such amendment, suspension or termination shall materially and adversely affect the rights of any Participant under any outstanding Awards, without the consent of such Participant, (b) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (c) stockholder approval is required for any amendment to the Plan that (i) increases the number of shares of Common Stock available for issuance under the Plan, or (ii) changes the persons or class of persons eligible to receive Awards. The Plan will continue in effect until terminated in accordance with this Section 17.2; provided, however, that no Award will be granted hereunder on or after the 10th anniversary of the date of the Plan’s initial adoption by the Board (the “Expiration Date”); but provided further, that Awards granted prior to such Expiration Date may extend beyond that date.

INITIAL BOARD APPROVAL: July 7, 2017

BOARD APPROVAL OF PLAN, AS AMENDED AND RESTATED: February 9, 2018

INITIAL STOCKHOLDER APPROVAL: April 11, 2018

ANNEX F

AMENDMENT TO THE

DELMAR PHARMACEUTICALS, INC.

2017 OMNIBUS EQUITY INCENTIVE PLAN

Dated:                 , 2020

WHEREAS, the Board of Directors of DelMar Pharmaceuticals, Inc. (the “Company”) heretofore established the DelMar Pharmaceuticals, Inc. 2017 Omnibus Equity Incentive Plan (the “Plan”);

WHEREAS, the Board of Directors heretofore amended the Plan to increase the maximum number of shares of common stock of the Company available for grants of “Awards” (as defined under the Plan) thereunder from 780,000 to 2,280,000 (not counting shares of common stock that have previously been issued pursuant to the Plan or that are the subject of outstanding Awards under the Plan);

WHEREAS, the Board of Directors desires to further amend the Plan to increase the maximum number of shares of common stock of the Company available for grants of Awards thereunder to 6,700,000 (not counting shares of common stock that have previously been issued pursuant to the Plan or that are the subject of outstanding Awards under the Plan), all of which are to be available as grants as Incentive Stock Options; and

WHEREAS, Section 17.2 of the Plan authorizes the Board of Directors to amend the Plan, subject to stockholder approval to the extent that such approval is required by applicable law.

NOW, THEREFORE, subject to approval of the Company’s stockholders, effective as of the date hereof, the Plan is hereby amended as follows:

Section 4.1(a) of the Plan is hereby amended in its entirety, to read as follows:

“(a) Subject to adjustment pursuant to Section 4.3 and any other applicable provisions hereof, the maximum aggregate number of shares of Common Stock which may be issued under all Awards granted to Participants under the Plan shall be 6,700,000 shares; provided, however, that such number shall be reduced by the number of shares of Common Stock issued under the Legacy Plan and/or subject to outstanding grants of options under the Legacy Plan (that is, which have not been forfeited or that have expired without having been exercised). All 6,700,000 of such shares initially available pursuant to this Section 4.1(a) may, but need not, be issued in respect of Incentive Stock Options.”

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as evidence of its adoption by the Board of Directors of the Company on the date set forth above.

DELMAR PHARMACEUTICALS, INC.

By:
Name:	Saiid Zarrabian
Title:	President and Chief Executive Officer
Date:	, 2020

F-2

Annex G

Section 262 of the General Corporation Law of State of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date;

provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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